6|1


07024221

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME West Fraser Timber Co. Ltd.

*CURRENT ADDRESS 501-858 Beatty Street
Vancouver, BC V6B 1C1
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 11 2007
THOMSON FINANCIAL

FILE NO. 82- 35087 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	✓
DEF 14A	(PROXY)	☐		

OICF/BY:
DAT : 6/7/07

WEST FRASER TIMBER CO. LTD.

Annual General Meeting of Shareholders of West Fraser Timber Co. Ltd. ("West Fraser")

April 25, 2007

REPORT OF RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

Description of Matter	Outcome of Vote
1. The election of the following nominees as directors of West Fraser until the close of the next Annual General Meeting. (a) Henry H. Ketcham (b) Clark S. Binkley (c) J. Duncan Gibson (d) William H. Ketcham (e) William P. Ketcham (f) Harald H. Ludwig (g) Brian F. MacNeill (h) Robert L. Phillips (i) Janice G. Rennie	Carried (no ballot)
2. The appointment of PricewaterhouseCoopers, LLP, Chartered Accountants, as auditors of West Fraser to hold office until close of the next Annual General Meeting and authorizing the directors to fix the auditor's remuneration.	Carried (no ballot)

3. To amend the Stock Option Plan to increase by 1.5 million the number of Common shares that may be issued under share purchase options granted under the Stock Option Plan.

Votes For	% Votes For	Votes Against	% Votes Against
21,230,188	79	5,745,169	21

4. To amend the Stock Option Plan to add certain limits on the number of share purchase options that may be issued to insiders of the Company, establish certain restrictions on future amendments without shareholder approval, provide for automatic extensions of option terms that expire during blackout periods and certain incidental amendments.

Votes For	% Votes For	Votes Against	% Votes Against
22,038,713	82	4,931,471	18

MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements included in this quarterly report and Management's Discussion & Analysis included in the Company's 2006 annual report. The figures are expressed in Canadian dollars, unless otherwise indicated. Additional information relating to the Company, including the Company's Annual Information Form is available on SEDAR at www.sedar.com.

This report of management's discussion and analysis contains historical information, descriptions of current circumstances and statements about potential future developments. The latter, which are forward-looking statements, are presented to provide reasonable guidance to the reader but the accuracy of these statements depends on a number of assumptions and is subject to various risks and uncertainties. These include, but are not limited to, uncertainties associated with the effect of general economic conditions on demand for the Company's products, foreign exchange rate fluctuations, trade sanctions, the availability of fibre and changes in stumpage fees, competition, operational curtailments and transportation limitations, natural disasters, insect infestation, the effects of forestry, land use, environmental and other government laws and regulations, First Nations claims and the ability of the Company to execute its business plans. These statements are not guaranteed by the Company and actual outcomes and results may differ materially from those anticipated or projected. Accordingly, readers should exercise caution in relying upon forward-looking statements. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Throughout this report, reference is made to EBITDA (defined as operating earnings plus amortization and restructuring charges), which the Company considers to be a key performance indicator. EBITDA is not a generally accepted earnings measure and should not be considered as an alternative to earnings or cash flows as determined in accordance with Canadian generally accepted accounting principles. As there is no standardized method of calculating EBITDA, the Company's use of the term may not be directly comparable with similarly titled measures used by other companies.

The information in this report is as at April 23, 2007, unless otherwise indicated.

U.S. Sawmill Acquisition

On March 31, 2007, the Company acquired 13 sawmills from International Paper Company and became the second largest lumber producer in North America with an annual capacity of approximately 6.2 billion board feet. The 13 mills, which are located in North and South Carolina, Georgia, Florida, Alabama, Arkansas and Texas, employ approximately 2,200 people and have a combined annual production capacity of approximately 1.8 billion board feet of southern yellow pine ("SYP") lumber.

Operating activities of the acquired sawmills prior to March 31, 2007 were managed by and for the benefit of the previous owner and are not reflected in the financial results covered by this report.

Transaction Terms

The preliminary purchase price after taking into account estimated transaction expenses and the termination of two long-term pulp supply contracts is $390 million (US $337 million). Further adjustments to the purchase price may be made pursuant to the agreement of purchase and sale.

The transaction includes the assignment of multi-year market-price log supply agreements which are expected to provide, in aggregate, approximately 15% of the acquired mills' current log requirements. West Fraser also entered into long-term agreements to sell residual wood chips at market prices. The transaction resulted in the termination of two supply contracts for 170,000 tonnes of NBSK pulp per year, which were entered into as part of West Fraser's 2004 acquisition of Weldwood of Canada Limited ("Weldwood"). The termination of these contracts is not expected to have a material impact on West Fraser's pulp operations.

Financing, Synergies and Current Operations

The acquisition was financed with cash on hand, available lines of credit and a $100 million term loan which is payable at the Company's option on or before March 31, 2010.

West Fraser has established US $23 million in annual pre-tax synergies as a target to be realized by the end of the third year after the completion of the acquisition. Synergies are expected to be achieved by implementing best practices and by centralizing U.S. sales and administrative offices.

Softwood Lumber Agreement

The Softwood Lumber Agreement (the "SLA 2006") came into force on October 12, 2006. Under the SLA 2006, the Canadian provinces were required to choose one of two options with respect to lumber shipments to the U.S.: to pay to the Canadian government either a variable export tax based on price or a lower variable export tax but subject to a quota on total shipments. B.C. and Alberta elected the export tax only option, which results in West Fraser's Canadian lumber operations being subject to the following export taxes:

Prevailing price[1]	Export Tax (%)
Over US $355	Nil
US $336 - $355	5
US $316 - $335	10
US $315 or under	15

1. Based on Random Lengths Framing Lumber Composite Price (the "Reference Price").

The export tax rate is set monthly based on a four-week average Reference Price that is published 21 days prior to the start of any given month. Shipments to the U.S. from B.C. and Alberta during the first quarter of 2007 resulted in a 15% export tax being incurred.

Also, if monthly shipments from the B.C. Interior region or from Alberta (as export tax-only regions) exceed a certain trigger volume as defined in the SLA 2006, a surge mechanism (the "Surge") will result in a 50% increase in the applicable export tax rate for that month. The Surge is calculated monthly based on trailing estimated U.S. lumber consumption. For the first quarter of 2007 the Canadian government determined that the Surge did not apply.

The United States government has asserted that, for the purposes of the Surge calculation, lumber consumption levels should be based on actual rather than estimated consumption and that this adjustment mechanism should also apply to export tax-only regions. If this position prevailed, the B.C. Interior region could be subject to the Surge adjustment. This issue is now the subject of consultations between the two governments and could be referred to arbitration under the SLA 2006. We believe the Canadian position will prevail, however, if the Surge adjustment applies the Company would incur additional export taxes of approximately $3 million for each month of Surge.

Revenue & Earnings Comparison

	Q1-2007	Q4 – 2006	Q1 – 2006
Production			
Lumber – MMfbm	**994**	910	1,136
MDF – MMsf (3/4" basis)	**68**	67	71
Plywood – MMsf (3/8" basis)	**186**	172	184
LVL – Mcf	**750**	655	781
BCTMP – Mtonnes	**139**	138	140
NBSK – Mtonnes	**118**	141	141
Linerboard and Kraft Paper – Mtonnes	**105**	117	120
Newsprint – Mtonnes	**32**	31	32
Shipments			
Lumber – MMfbm	**956**	1,000	1,098
MDF – MMsf (3/4" basis)	**75**	55	78
Plywood – MMsf (3/8" basis)	**157**	163	175
LVL – Mcf	**707**	526	751
BCTMP – Mtonnes	**139**	108	163
NBSK – Mtonnes	**119**	136	145
Linerboard and Kraft Paper – Mtonnes	**110**	114	124
Newsprint – Mtonnes	**30**	29	32
Financial Highlights ($ millions)			
Sales	**759**	727	902
EBITDA	**41**	427	115
Amortization	**(62)**	(69)	(62)
Restructuring charge	**-**	-	(38)
Operating earnings	**(21)**	358	15
Interest income on duty refund	**-**	50	-
Interest expense - net	**(2)**	(7)	(10)
Exchange gain (loss) on long-term debt	**3**	(14)	(1)
Other income	**12**	46	6
Recovery (provision) for income taxes	**3**	(137)	(4)
Earnings	**(5)**	296	6
$CDN/$US – average	**1.17**	1.14	1.16

Selected Quarterly Information

($ millions, except earnings per share ("EPS") amounts which are in $)

	Q1-07	Q4-06	Q3-06	Q2-06	Q1-06	Q4-05	Q3-05	Q2-05
Sales	**759**	727	809	888	902	832	890	953
Earnings	**(5)**	296	(8)	104	6	9	18	38
Basic EPS - $	**(0.12)**	6.93	(0.19)	2.43	0.14	0.20	0.42	0.89
Diluted EPS - $	**(0.12)**	6.87	(0.19)	2.41	0.14	0.20	0.42	0.88

Operating earnings in the quarter improved by $8 million from the fourth quarter of 2006, ignoring the effect of the $387 million duty refund received in that quarter, primarily due to higher SPF, plywood, pulp, linerboard and kraft paper prices. The increase was partially offset by a log inventory write-down of $18 million and lower production volumes at the Hinton and Kitimat mills which resulted in higher costs per tonne.

Operating earnings in the quarter declined by $36 million from the first quarter of 2006 reflecting lower lumber prices and the log inventory writedown as well as higher costs at the Kitimat mill. This earnings reduction was partially offset by improved pricing for pulp, linerboard and kraft paper. The Company's results for the first quarter of 2006 also included a $38 million Hinton pulp restructuring charge.

Administration expense of $21 million was $12 million lower than the fourth quarter of 2006 and $9 million lower than the first quarter of 2006 due primarily to an $8 million adjustment to incentive compensation accrued at December 31, 2006. Administration expense for the quarter includes a share option expense of $2 million compared to a $5 million expense in the fourth quarter of 2006 and a $1 million expense in the first quarter of 2006.

Interest expense of $2 million was $5 million lower than the fourth quarter of 2006 and $8 million lower than in the first quarter of 2006 due to lower debt levels and interest earned on cash held on deposit. Results for the fourth quarter of 2006 also included interest income of $50 million related to the return of softwood lumber duties.

The change in value of the Canadian dollar relative to the U.S. dollar resulted in an exchange gain of $3 million in the quarter on the Company's U.S. denominated long-term debt compared to an exchange loss of $14 million in the fourth quarter of 2006 and an exchange loss of $2 million in the first quarter of 2006.

Other income included a $4 million loss on the translation of U.S. dollar cash, receivables and foreign operations, compared to a $19 million translation gain in the fourth quarter of 2006 and a $4 million translation gain in the first quarter of 2006. Other income for the quarter also included a $10 million gain resulting from the termination of pulp supply contracts related to the U.S. sawmill acquisition (see note 3 to the unaudited interim consolidated financial statements), gains on the sale of property, plant, equipment and timber and other items for all quarters.

Lumber

	Q1-07	Q4-06	Q1-06
Sales - $ millions	**361**	358	505
EBITDA - $ millions	**(13)**	388	91
EBITDA margin - %	**-**	102	17
Operating earnings - $ millions	**(40)**	354	64
Benchmark Price			
SPF #2 & Better 2 x 4 (per Mfbm)[1] US $	**253**	245	343
SYP #2 West 2 x 4 (per Mfbm)[2] US $	**263**	267	409

1. Source: Random Lengths – 2 x 4, #2 & Better – Net FOB mill.
2. Source: Random Lengths – 2 x 4 – Net FOB mill Westside.

Operating earnings declined by $7 million from the fourth quarter of 2006, ignoring the $387 million duty refund received that quarter. Log inventories were written down by $18 million in the quarter and export tax was charged during the entire quarter instead of a partial quarter. These factors were partially offset by higher SPF and chip prices in the first quarter of 2007. Shipment volumes were down due to the Canadian National Railway Company ("CN") strike and the sale of Burns Lake and Decker Lake sawmills on October 31, 2006.

Operating earnings declined by $104 million from the first quarter of 2006 reflecting lower lumber prices which also resulted in an $18 million log inventory writedown in the quarter. Production volumes decreased compared to the first quarter of 2006 primarily due to the sale of the Burns Lake and Decker Lake sawmills. This sale and the CN strike during the quarter resulted in lower shipment volumes over the comparative period in 2006.

West Fraser, along with others in the industry, is working closely with the British Columbia government to address the economic impact of the continuing mountain pine beetle ("MPB") infestation on operations. This includes ensuring that the most current information related to the impact on operations is factored into stumpage determinations and that the log grades introduced in 2006 accurately reflect the potential of MPB-affected logs to yield merchantable lumber. The Company is also working with the B.C. government to develop the most appropriate policies to deal with non-sawlog material left in harvested areas.

The Alberta government is taking proactive action to control the spread of the MPB and to reduce the area of stands at risk for attack. An advisory group made up of representatives from the provincial and local governments, industry, aboriginal groups, academia and environmental organizations is advising the Alberta government on strategies to contain and prevent further spread of the infestation. Although the hardest hit areas in Alberta are to the north and west of West Fraser's operating areas, all of the Company's Alberta operations are shifting harvest activities into pine stands which have been identified as being at high risk of infestation.

The Company experienced railcar shortages in the first quarter of 2007 and of 2006 due to winter operating conditions. During the first quarter of 2007, service was further reduced by the CN strike which resulted in partial service for 15 days. The result was an increase in inventory levels and increased transportation and loading costs as product was shipped by other more costly methods. Inconsistent rail service remains a significant issue.

The new sawmill in Quesnel operated on a three shift basis during the quarter and its startup is progressing largely as expected. Additional planer capacity will be added to the Quesnel operations to handle the increased volume of lumber to be produced.

SPF lumber prices strengthened marginally compared to the fourth quarter of 2006, averaging US $253 per Mfbm compared to US $245 per Mfbm, both of which are significantly down from the average price during the first quarter of 2006 of US $343 per Mfbm. SYP lumber prices averaged US $263 per Mfbm during the quarter compared to US $267 per Mfbm in the fourth quarter of 2006 and US $409 per Mfbm in the first quarter of 2006. The pricing fluctuations are due primarily to significantly reduced U.S. housing starts resulting in excess lumber supply. Annualized U.S. housing starts are forecast to average 1.5 million for 2007 compared to an annualized average of just over 1.8 million for 2006.

Lumber supply is expected to decrease further in the second quarter of 2007 due to production curtailments but the market is likely to remain oversupplied resulting in a depressed lumber pricing environment for the balance of the year.

Panels

	Q1-07	Q4-06	Q1-06
Sales - $ millions	**119**	102	124
EBITDA - $ millions	**15**	5	16
EBITDA margin - %	**13**	5	13
Operating earnings (loss) - $ millions	**5**	(5)	7
Benchmark price			
Plywood (per Msf 3/8" basis)[1] Cdn $	**379**	367	375
MDF (per Msf 3/4" basis)[2] US $	**451**	462	414

1. Source: Crow's Market Report – Delivered Toronto.
2. Source: Resource Information Systems, Inc. – MDF Western U.S. – Net FOB mill.

Operating earnings for the quarter increased by $10 million from the fourth quarter of 2006 primarily due to higher plywood prices, improved plywood production costs and higher LVL and

MDF shipment volumes. The increase was partially offset by lower LVL prices and plywood shipment volumes.

Operating earnings declined by $2 million from the first quarter of 2006 primarily due to lower LVL prices, lower plywood and LVL shipment volumes and higher LVL unit production costs. The decline was partially offset by higher MDF and chip prices.

Permanent plywood plant closures have removed approximately 10% of Canadian plywood production from the market leading to improved product pricing. The reduced supply combined with relatively strong forecast housing demand in Canada for 2007 should lead to a stable pricing environment for the balance of 2007.

MDF markets for the first quarter of 2007 were strong and price levels are expected to improve in the second quarter.

Pulp & Paper

	Q1-07	Q4-06	Q1-06
Sales - $ millions	**279**	267	273
EBITDA - $ millions	**35**	42	13
EBITDA margin - %	**12**	16	5
Operating earnings (loss) - $ millions	**10**	19	(48)
Benchmark price			
NBSK (US $ per tonne)[1]	**790**	770	653
Linerboard (US $ per tonne)[2]	**568**	568	513
Newsprint (US $ per tonne)[3]	**614**	654	644

1. Source: Resource Information Systems, Inc. - U.S. list price delivered U.S.
2. Source: Pulp & Paper Week – Unbleached linerboard kraft, East.
3. Source: Resource Information Systems, Inc. – U.S. delivered 48.8 gram newsprint.

Operating earnings were $9 million lower than the fourth quarter of 2006 primarily due to lower production and shipment volumes at the Hinton and Kitimat mills, higher fibre and unit manufacturing costs at most of the Company's pulp and paper mills and higher transportation costs relating to the CN labour disruption. The higher costs were partially offset by improved prices for pulp, linerboard and kraft paper.

Operating earnings were $10 million compared to an operating loss of $48 million in the first quarter of 2006 primarily due to improved prices for pulp, linerboard and kraft paper and the $38 million restructuring charge for the Hinton pulp mill recorded in the first quarter of 2006. The improvement in prices was partially offset by higher fibre costs at most mills, lower production at the Kitimat and NBSK mills resulting in higher unit production costs, higher transportation costs as a result of the CN labour disruption, lower newsprint prices and lower shipment volumes for all the pulp and paper products.

Annual maintenance shutdowns are scheduled at the Hinton and Cariboo pulp mills and the Kitimat linerboard and kraft paper mill in the second quarter of 2007. The annual shutdowns are expected to reduce normal production by approximately 50,000 tonnes.

Pulp

The Company's BCTMP mills ran well in the quarter producing 139,000 tonnes compared to 138,000 tonnes in the fourth quarter of 2006 and 140,000 tonnes in the first quarter of 2006. Combined production at the two NBSK mills was 118,000 tonnes compared to 141,000 tonnes in the fourth quarter of 2006 and the first quarter of 2006. The lower production was primarily due to the closure of the woodroom and the #1 pulp machine at the Hinton pulp mill at the end of 2006 and various production issues at both NBSK mills during the quarter. Fibre costs were

higher during the quarter due to rising woodchip prices and, in the case of Hinton pulp, the purchase of higher priced whole log chips.

The woodroom at the Hinton mill was closed at the end of 2006 as part of the previously announced restructuring, although the #1 pulp machine ran on a limited basis in the quarter because of current high pulp prices.

The $20 million upgrade of the remaining Hinton pulp machine, expected to be completed by the end of the second quarter of 2007, is expected to result in improved operations and lower production costs at the mill. After completion of the upgrade, the annual capacity of the mill will be 350,000 tonnes reflecting a net reduction of approximately 70,000 tonnes. In the first quarter of 2006, a $35 million writedown of property, plant, equipment and timber and a charge of $3 million for other costs related to the restructuring plan was recorded.

Although paper demand was flat in the first quarter, NBSK pulp markets demonstrated continued strength. The NBSK pulp capacity reductions that took place in 2006 as well as tight chip supplies in Canada and Europe continue to support improved pricing. The benchmark NBSK pulp price in North America increased $20 per tonne in January of 2007 and there was a further $20 per tonne in April to US $810 per tonne. Current market indicators suggest that NBSK pulp markets should remain strong through the third quarter of 2007. However weak paper markets and growth in southern hemisphere capacity may impact pulp markets in the latter part of the year.

Market conditions for other pulp grades, including BCTMP, were weaker in the quarter due to new southern hemisphere hardwood kraft capacity ramping up.

Linerboard and Kraft Paper

Production at the Kitimat linerboard and kraft paper mill in the quarter was significantly below expectations as a result of production problems relating to the start-up of the turbo-generator as well as several other operational issues. During the quarter, the turbo-generator commenced operations and by the end of the quarter was running at approximately 75 percent of the target run rate.

The production shortfall of approximately 15,000 tonnes compared to the first quarter of 2006 resulted in higher unit production costs. In addition, higher fibre costs and higher natural gas consumption further reduced profitability for linerboard and kraft paper.

During the quarter, overseas linerboard markets continued to strengthen, driven by positive demand and higher fibre costs. North American markets were flat due to lower box shipments and, as a result, the announced first quarter price increase was not achieved.

Kraft paper markets continued to strengthen with price levels increasing by 10-15% in the last year. Improved markets were the result of capacity reductions and improving demand in offshore markets. Markets are expected to remain strong for the remainder of the year.

Newsprint

The Alberta Newsprint mill operated well in the quarter with production volumes and costs similar to the first quarter of 2006.

Newsprint prices declined in the first quarter of 2007 compared to the fourth quarter of 2006 and the first quarter of 2006 as newsprint demand continued to decline. This price trend may continue for the remainder of the year.

Change in Accounting Policies

Financial Instruments

The Canadian Institute of Chartered Accountants issued new accounting rules on financial instruments, hedges and comprehensive earnings that will require the Company to account for derivatives and financial assets held for trading or available for sale at fair value. Loans, receivables and investments held to maturity will be measured at amortized cost using the effective interest rate method. Other financial liabilities will be measured at fair value or at amortized cost using the effective interest rate method. The effective interest rate method establishes the discount rate which equates the estimated future cash flows with the net carrying amount of the financial asset or liability.

Other comprehensive earnings is the method used to record revenues, expenses, gains and losses on net financial assets that are not required to be included in earnings. Foreign currency translation gains and losses on self-sustaining foreign operations will be included in other comprehensive earnings. Comprehensive earnings are the sum of earnings for the period plus other comprehensive earnings.

The new rules do not have a significant impact on the Company's financial statements.

Translation of Foreign Operations

The Company has determined that the Company's foreign operations became self-sustaining upon the acquisition of 13 sawmills in the United States (see note 3 to the unaudited interim consolidated financial statements). Accordingly, on March 31, 2007, the Company changed its translation method from the temporal method to the current rate method.

Under the current rate method all assets and liabilities are translated at the exchange rate in effect at the balance sheet date and the resulting unrealized gains or losses are included in accumulated other comprehensive earnings. Under the temporal method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date while non-monetary items are translated at historical exchange rates.

The result of this change in accounting policy was a reduction of $18.2 million in accumulated other comprehensive earnings included in shareholders' equity. Unrealized gains or losses in translation are included in other comprehensive earnings from the date of the change.

Capital Structure

The number of Common shares and Class B common shares outstanding was 42,774,689 as at March 31, 2007. The increase reflects the issuance of 2,752 Common shares pursuant to the Employee Share Purchase Plan. On February 15, 2007, 2,000,000 Class B common shares were converted to Common shares.

	March 31, 2007	December 31, 2006
Common	**39,889,483**	37,886,731
Class B common	**2,885,206**	4,885,206
Total	**42,774,689**	42,771,937

Capital Requirements and Liquidity

Summary of Financial Position ($ millions, except as otherwise indicated)

	Q1-07	Q4-06	Q1-06
Net cash[1]	**12**	606	22
Current assets	**1,076**	1,451	1,130
Current liabilities	**636**	830	713
Ratio of current assets to current liabilities	**1.7**	1.7	1.6
Net debt	**756**	19	847
Shareholders' equity	**2,210**	2,239	1,866
Net debt to capitalization[2] - %	**25**	1	31

1. Net cash consists of cash and short-term investments less outstanding cheques in excess of funds on deposit.
2. Net debt (total debt less cash and short-term investments) divided by net debt plus shareholders' equity.

West Fraser's cash requirements, other than for operating purposes, are primarily for interest payments, repayment of debt, additions to property, plant, equipment and timber, acquisitions and payment of dividends. In years without a major acquisition or debt repayment, cash on hand and cash provided by operations have normally been sufficient to meet these requirements.

Selected Cash Flow Items ($ millions)

	Q1-07	Q4-06	Q1-06
Operating Activities			
Cash provided before working capital changes	**52**	364	102
Non-cash working capital change	**(384)**	260	(117)
Cash provided by (used in) operating activities	**(332)**	624	(15)
Financing Activities			
Debt and operating loans	**150**	(66)	75
Dividends and other	**(6)**	(6)	(6)
Cash provided by (used in) financing activities	**144**	(72)	69
Investing Activities			
Acquisition	**(379)**	-	-
Additions to property, plant, equipment & timber	**(27)**	(46)	(55)
Other - net	**1**	89	5
Cash provided by (used in) investing activities	**(405)**	43	(50)
Change in cash	**(593)**	595	4
Ending cash	**12**	606	22

Non-cash working capital items in the quarter included a $167 million decrease in income taxes payable primarily due to income tax payments of $165 million, and a $131 million decrease in accounts payable primarily due to the $122 million payment of the special charge related to the SLA 2006 on the prior year duty refunds. First quarter non-cash working capital items also include the seasonal build up of log inventory.

Investing activities include $379 million for the purchase of 13 sawmills in the southern United States and $27 million in property, plant and equipment additions.

On March 30, 2007, West Fraser extended its current $500 million committed revolving credit facility from June 2010 to March 2012 and entered into a 5-year $100 million committed revolving facility for its U.S. operations. Also, West Fraser entered into a $100 million 3-year term facility to fund part of the U.S. acquisition. The revolving and term facilities are at floating interest rates.

FORM 52-109F2

Certification of Interim Filings

I, Henry H. Ketcham, Chairman, President and Chief Executive Officer of West Fraser Timber Co. Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of West Fraser Timber Co. Ltd. (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 23, 2007.

"Henry H. Ketcham"
Henry H. Ketcham
Chairman, President and Chief Executive Officer

FORM 52-109F2

Certification of Interim Filings

I, Martti Solin, Executive Vice-President, Finance and Corporate Development and Chief Financial Officer of West Fraser Timber Co. Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of West Fraser Timber Co. Ltd. (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 23, 2007.

"Martti Solin"
Martti Solin
Executive Vice-President, Finance and Corporate Development and Chief Financial Officer

1564005.1



West Fraser Timber Co. Ltd.
Consolidated Balance Sheets
(in millions of Canadian dollars - unaudited)

	As at March 31, 2007	As at December 31, 2006
Assets		
Current assets		
Cash and short-term investments	$ **42.6**	$ 605.6
Accounts receivable	**332.8**	300.9
Inventories	**684.4**	531.9
Prepaid expenses	**16.3**	12.9
	1,076.1	1,451.3
Property, plant, equipment and timber	**2,394.9**	2,133.9
Deferred charges	**35.6**	38.1
Goodwill	**263.7**	263.7
Other assets *(note 4)*	**128.2**	127.7
	$ **3,898.5**	$ 4,014.7
Liabilities and Shareholder's Equity		
Current liabilities		
Cheques issued in excess of funds on deposit	$ **30.3**	$ -
Operating loans *(note 5)*	**45.9**	-
Accounts payable and accrued liabilities	**365.4**	468.4
Income taxes payable	**11.5**	178.9
Current portion of reforestation obligations	**54.2**	54.2
Current portion of long-term debt *(note 5)*	**128.2**	128.2
	635.5	829.7
Long-term debt *(note 5)*	**594.5**	496.0
Other liabilities *(note 6)*	**150.1**	137.5
Future income taxes	**308.4**	312.4
	1,688.5	1,775.6
Shareholders' equity *(note 7)*	**2,210.0**	2,239.1
	$ **3,898.5**	$ 4,014.7

Number of Common shares outstanding at April 23, 2007 was 42,797,376



West Fraser Timber Co. Ltd.
Consolidated Statements of Earnings
(in millions of Canadian dollars - unaudited)

	January 1 to March 31	
	2007	2006
Sales	**$ 758.6**	$ 902.0
Costs and expenses		
Cost of products sold	**547.1**	589.7
Freight and other distribution costs	**126.1**	145.4
Export taxes	**23.5**	-
Amortization	**62.1**	61.8
Selling, general and administration	**21.0**	29.5
Restructuring charge *(note 8)*	**-**	37.6
Duty expense	**-**	22.4
	779.8	886.4
Operating earnings (loss)	**(21.2)**	15.6
Other		
Interest expense - net	**(2.2)**	(10.0)
Exchange gain (loss) on long-term debt	**3.2**	(1.5)
Other income	**11.8**	6.2
Earnings (loss) before income taxes and non-controlling interest	**(8.4)**	10.3
Recovery of (provision for) income taxes *(note 9)*	**3.3**	(3.8)
Earnings (loss) before non-controlling interest	**(5.1)**	6.5
Non-controlling interest	**-**	(0.4)
Earnings (loss)	**$ (5.1)**	$ 6.1
Earnings (loss) per share *(note 11)*		
Basic	**$ (0.12)**	$ 0.14
Diluted	**$ (0.12)**	$ 0.14



West Fraser Timber Co. Ltd.
Consolidated Statements of Retained Earnings and Accumulated Other Comprehensive Earnings
(in millions of Canadian dollars - unaudited)

	January 1 to March 31	
	2007	2006
Retained Earnings		
Balance - beginning of period	**$ 1,641.3**	$ 1,268.8
Earnings (loss)	**(5.1)**	6.1
	1,636.2	1,274.9
Common share dividends	**(6.0)**	(6.0)
Balance - end of period	**$ 1,630.2**	$ 1,268.9

	2007	2006
Accumulated Other Comprehensive Earnings		
Balance - beginning of period	**$ -**	$ -
Cumulative translation adjustment on self sustaining foreign operations *(note 2)*	**(18.2)**	-
Balance - end of period	**$ (18.2)**	$ -



West Fraser Timber Co. Ltd.

Consolidated Statements of Cash Flows

(in millions of Canadian dollars - unaudited)

	January 1 to March 31	
	2007	2006
Cash flows from operating activities		
Earnings (loss)	$ (5.1)	$ 6.1
Items not affecting cash		
Amortization	62.1	61.8
Write down of pulp assets *(note 8)*	-	34.8
Exchange (gain) loss on long-term debt	(3.2)	1.5
Change in reforestation obligations	11.5	12.4
Future income taxes	(4.0)	(15.4)
Other	(9.8)	0.9
	51.5	102.1
Net change in non-cash working capital items	(384.1)	(116.8)
	(332.6)	(14.7)
Cash flows from financing activities		
Repayment of long-term debt	(0.3)	(0.3)
Proceeds from long-term debt	102.8	-
Net proceeds from operating loans	47.9	74.9
Common share dividends	(6.0)	(6.0)
Other	0.1	0.1
	144.5	68.7
Cash flows from investing activities		
Acquisition *(note 3)*	(379.2)	-
Additions to property, plant, equipment and timber	(26.6)	(54.7)
Proceeds from disposal of property, plant, equipment and timber	3.0	3.2
(Increase) decrease in other assets	(2.4)	1.4
	(405.2)	(50.1)
(Decrease) increase in net cash *	(593.3)	3.9
Net cash - beginning of period	605.6	18.3
Net cash - end of period	$ 12.3	$ 22.2

*Net cash consists of cash and short-term investments less cheques issued in excess of funds on deposit.

Supplemental information:		
Interest paid	$ 0.4	$ 2.7
Income taxes paid	$ 164.5	$ 35.5
Non cash investing activity:		
Pulp supply contracts terminated on acquisition *(note 3)*	$ (10.4)	$ -



West Fraser Timber Co. Ltd.

First Quarter Segmented Information

(in millions of Canadian dollars - unaudited)

	Lumber	Panels	Pulp & paper	Corporate & other	Consolidated
January 1, 2007 to March 31, 2007					
Sales					
To external customers	$ 361.1	$ 118.8	$ 278.7	$ -	$ 758.6
To other segments	25.0	2.7	-	-	
	$ 386.1	$ 121.5	$ 278.7	$ -	
EBITDA [1]	$ (13.4)	$ 15.4	$ 34.7	$ 4.2	$ 40.9
Amortization	26.2	10.8	24.3	0.8	62.1
Operating earnings (loss)	(39.6)	4.6	10.4	3.4	(21.2)
Interest expense - net	(2.8)	(0.8)	(0.3)	1.7	(2.2)
Exchange gain on long-term debt	-	-	-	3.2	3.2
Other income	1.2	-	9.9	0.7	11.8
Earnings (loss) before income taxes and non-controlling interest	$ (41.2)	$ 3.8	$ 20.0	$ 9.0	$ (8.4)
January 1, 2006 to March 31, 2006					
Sales					
To external customers	$ 505.2	$ 123.8	$ 273.0	$ -	$ 902.0
To other segments	21.0	2.6	-	-	
	$ 526.2	$ 126.4	$ 273.0	$ -	
EBITDA [1]	$ 91.4	$ 16.4	$ 12.5	$ (5.3)	$ 115.0
Amortization	27.9	9.8	23.2	0.9	61.8
Restructuring charge	-	-	37.6	-	37.6
Operating earnings (loss)	63.5	6.6	(48.3)	(6.2)	15.6
Interest expense - net	(5.2)	(1.8)	(2.9)	(0.1)	(10.0)
Exchange loss on long-term debt	-	-	-	(1.5)	(1.5)
Other income	2.0	0.2	1.3	2.7	6.2
Earnings (loss) before income taxes and non-controlling interest	$ 60.3	$ 5.0	$ (49.9)	$ (5.1)	$ 10.3

1 **Non GAAP measure:**
EBITDA is defined as operating earnings plus amortization and restructuring charge.

West Fraser Timber Co. Ltd.
Notes to Interim Consolidated Financial Statements
(figures are in millions of dollars except where indicated - unaudited)

1. Basis of presentation

These interim consolidated financial statements should be read in conjunction with the consolidated annual financial statements for the year ended December 31, 2006.

These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2006 consolidated annual financial statements except as disclosed in note 2.

Certain comparative figures have been reclassified to conform to the current period's presentation.

2. Changes in accounting and estimates

Foreign currency translation

The Company has determined that the Company's foreign operations became self sustaining upon the acquisition of 13 sawmills in the United States (note 3). Accordingly, on March 31, 2007, the Company changed its translation method from the temporal method to the current rate method.

Under the current rate method all assets and liabilities are translated at the exchange rate in effect at the balance sheet date and the resulting unrealized gains or losses are included in accumulated other comprehensive earnings. Under the temporal method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date while non-monetary items are translated at historical exchange rates.

The result of this change in accounting policy was a reduction of $18.2 million in accumulated other comprehensive earnings included in shareholders' equity. Unrealized gains or losses on translation are included in other comprehensive earnings from the date of the change.

Financial instruments

Effective January 1, 2007, the Company adopted the new accounting standards issued by the Canadian Institute of Chartered Accountants for financial instruments, hedges and comprehensive earnings. The recommendations require the Company to account for derivatives and financial assets held for trading or available for sale at fair value. Loans, receivables and investments held to maturity are measured at amortized cost using the effective interest rate method. Other financial liabilities will be measured at fair value or at amortized cost using the effective interest rate method. The effective interest rate method establishes the discount rate which equates the estimated future cash flows with the net carrying amount of the financial asset or liability.

Other comprehensive earnings is the method used to record revenues, expenses, gains and losses on net financial assets that are not required to be included in earnings. Foreign currency translation gains and losses on self-sustaining foreign operations will be included

in other comprehensive earnings. Comprehensive earnings are the sum of earnings (loss) for the period plus other comprehensive earnings (loss).

The adoption of the new recommendations did not materially impact the Company's financial statements.

Change in estimates

The December 31, 2006 estimate of accrued incentive compensation was reduced by $8.0 million in the quarter resulting in a reduction to selling, general and administration expenses.

3. Acquisition

On March 31, 2007 the Company acquired 13 sawmills from International Paper Company ("IP") for $389.6 million. The 13 mills are located in the southern United States.

The transaction resulted in the termination of supply contracts under which IP agreed to purchase 170,000 tonnes of NBSK pulp annually. The terminated pulp supply contracts were entered into as part of the Company's 2004 acquisition of Weldwood of Canada Limited and had a remaining term of less than eight years. These pulp supply contracts were valued at $10.4 million based on an analysis of market conditions at the time of termination and a settlement gain of $10.4 million is recorded in other income.

The acquisition has been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase. The Company has not yet finalized the allocation of the purchase cost for the acquisition. The preliminary allocation of the purchase cost is based on management's best estimates and information available at the time of preparing these consolidated financial statements and any changes may be material.

The preliminary purchase price allocation is as follows:

Current assets	$102.2
Current liabilities	(28.1)
Property, plant and equipment	315.5
Consideration	389.6
Consideration attributed to termination of	
pulp supply contracts	(10.4)
Net cash consideration	$379.2

The allocation above includes estimated costs related to the acquisition of $6.2 million. Actual amounts incurred may differ from this estimate and any such difference will be factored into the final allocation.

4. Other assets

	March 31, 2007	December 31, 2006
Power purchase agreements - net	**$ 100.6**	$ 102.4
Investments	**9.7**	10.7
Advances for timber and timber deposits	**17.9**	14.6
	$ 128.2	$ 127.7

5. Long-term debt and operating loans

	March 31, 2007	December 31, 2006
Cdn $125 debentures due 2007; interest at 6.8%	**$ 125.0**	$ 125.0
Cdn $150 debentures due 2009; interest at 4.94%	**150.0**	150.0
Cdn $100 term note due 2010; interest at floating rates[1]	**100.0**	-
US $300 senior notes due 2014; interest at 5.2%	**346.4**	349.6
Cdn $3 term note; interest at floating rates [1]	**3.0**	3.3
Cdn $4 note payable due 2020; interest at 5.5%	**2.8**	-
Deferred financing costs	**(4.5)**	(3.7)
	722.7	624.2
Less: Current portion of long-term debt	**(128.2)**	(128.2)
	$ 594.5	$ 496.0

(1) Floating rates are based on Prime, US base, Banker's Acceptances or LIBOR at the Company's option.

The Company has approximately $605.0 million in revolving lines of credit available, of which $47.9 million was drawn as at March 31, 2007. Deferred financing costs of $2.0 million are offset against operating loans for presentation purposes. Interest is payable at floating rates based on Prime, US base, Bankers' Acceptances or LIBOR at the Company's option. The Company has also issued $17.1 million under various letters of credit.

6. Other liabilities

	March 31, 2007	December 31, 2006
Post-retirement obligations	**$ 54.3**	$ 54.0
Timber damage deposits	**15.2**	14.6
Reforestation obligations - long-term	**71.6**	60.1
Other asset retirement obligations	**9.0**	8.8
	$ 150.1	$ 137.5

7. Shareholders' equity

	March 31, 2007		December 31, 2006	
	Number of Shares Issued	**Amount**	Number of Shares Issued	Amount
Common	**39,889,483**	**$ 597.9**	37,886,731	$ 597.6
Class B common	**2,885,206**	**0.3**	4,885,206	0.5
Total Common	**42,774,689**	**598.2**	42,771,937	598.1
Retained earnings		**1,630.2**		1,641.3
Accumulated other comprehensive earnings		**(18.2)**		-
Share purchase loans		**(0.2)**		(0.3)
Shareholders' equity		**$2,210.0**		$ 2,239.1

Common shares

For the three months ended March 31, 2007, the Company issued 2,752 Common shares for cash of $0.1 million and 2,000,000 Class B common shares in the amount of $0.2 million were exchanged for Common shares (for the three months ended March, 2006 the Company issued 3,422 Common shares for cash of $0.1 million).

8. Restructuring charge

In the first quarter of 2006, the Company expensed $37.6 million related to a restructuring of the pulp mill in Hinton, Alberta. Of this amount, $34.8 million was for the writedown of property, plant, equipment and timber with the balance for other restructuring costs.

9. Income taxes

The Company's effective tax rate is as follows:

	January 1 to March 31, 2007		January 1 to March 31, 2006	
	Amount	**%**	Amount	%
Income taxes at statutory rates	**$ 2.8**	**34.1**	$ (3.5)	(34.1)
Large corporations tax	**-**	**-**	(0.7)	(6.7)
Non – taxable amounts	**0.4**	**4.7**	(0.7)	(6.7)
Rate differentials between jurisdictions and on specified activities	**0.9**	**9.9**	1.9	18.4
Other	**(0.8)**	**(9.4)**	(0.8)	(7.8)
Income tax recovery (expense)	**$ 3.3**	**39.3**	$ (3.8)	(36.9)

10. Employee future benefits

The total benefit cost of the Company's defined benefit pension plans was $5.6 million for the three months ended March 31, 2007 (three months ended March 31, 2006 - $5.7 million).

11. Earnings per share

Basic earnings per share is calculated based on earnings available to Common shareholders, as set out below, using the weighted average number of Common shares outstanding. Diluted earnings per share assume the exercise of share options using the treasury stock method.

	January 1 to March 31	
	2007	2006
Earnings (loss)	**$ (5.1)**	$ 6.1
Weighted average number of shares (thousands)		
Weighted average shares – basic	**42,761**	42,740
Share options – treasury stock method	**473**	375
Weighted average shares - diluted	**43,234**	43,115
Earnings per share (dollars)		
Basic	**$(0.12)**	$ 0.14
Diluted	**$(0.12)**	$ 0.14

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors/Financial Analysts:
West Fraser Announces First Quarter Results

VANCOUVER, April 23 /CNW/ - West Fraser Timber Co. Ltd. today reported a first quarter loss of $5 million or $0.12 per share on sales of $759 million compared to earnings of $296 million or $6.87 per share (earnings of $7 million or $0.17 per share prior to softwood lumber duty refunds) on sales of $727 million in the fourth quarter of 2006 and earnings of $6 million or $0.14 per share on sales of $902 million in the first quarter of last year.

EBITDA(1) was $41 million or 5% of sales for the quarter compared to EBITDA of $115 million or 13% of sales for the comparable period last year. For the fourth quarter of 2006, EBITDA, excluding the duty refund, would have been $40 million or 6% of sales.

<<

First quarter 2007 earnings reflect the following after-tax items:

- A gain of $3 million or $0.06 per share related to the translation of U.S. dollar denominated debt; and
- A gain of $7 million or $0.16 per share related to the termination of two pulp supply contracts.

First Quarter 2006 earnings reflect the following after-tax items:

- An expense of $25 million or $0.58 per share related to a restructuring charge resulting from the announced closure of the No.1 pulp machine and the woodroom at the Company's NBSK pulp mill in Hinton, Alberta; and
- An expense of $2 million or $0.04 per share related to the translation of U.S. dollar denominated debt.

---

(1) Throughout this news release, reference is made to EBITDA (defined as operating earnings plus amortization and restructuring charges), which the Company considers to be a key performance indicator. EBITDA is not a generally accepted earnings measure and should not be considered as an alternative to earnings or cash flows as determined in accordance with Canadian generally accepted accounting principles. As there is no standardized method of calculating EBITDA, the Company's use of the term may not be directly comparable with similarly titled measures used by other companies.

>>

Operational Results

Lumber EBITDA for the quarter was negative $13 million compared to $1 million in the fourth quarter of 2006, excluding duty refunds. First quarter 2007 results reflect log inventory writedowns amounting to $18 million.

Prices for SPF lumber strengthened marginally compared to the fourth quarter of 2006, averaging US $253 per Mfbm compared to US $245 per Mfbm. Prices for SYP averaged US $263 per Mfbm compared to US $267 per Mfbm in the fourth quarter of 2006. Continuing low lumber prices are mainly the result of weak housing starts in the U.S. and excess supply.

Lumber production for the quarter was 994 MMfbm, an improvement of 84 MMfbm from the previous quarter, reflecting strong operating performance.

Panel operations generated EBITDA of $15 million or 13% of sales compared to $5 million or 5% of sales in the previous quarter. The improvement was primarily due to higher plywood prices, lower plywood production costs and increased LVL and MDF shipment volumes. The improvement was partially offset by lower LVL prices and decreased plywood shipment volumes.

EBITDA for the pulp and paper operations was $35 million or 12% of sales,

compared to $42 million or 16% of sales in the fourth quarter of 2006. These results reflect improved prices for pulp, linerboard and kraft paper. This improvement was offset by higher transportation costs as a result of the Canadian National Railway Company ("CN") strike and lower production volumes at Hinton and Kitimat, resulting in higher manufacturing costs.

Production problems relating to the start-up of the turbo-generator at the Kitimat linerboard and kraft paper mill resulted in lower production in the quarter. By the end of the first quarter, the turbo-generator was running at approximately 75 percent of target.

Annual maintenance shutdowns scheduled at the Kitimat, Hinton and Cariboo mills in the second quarter are expected to reduce normal production by approximately 50,000 tonnes in aggregate.

U.S. sawmill acquisition

On March 31, 2007, West Fraser completed the acquisition of 13 sawmills in the southern United States from International Paper Company. The preliminary price, after taking into account estimated transaction expenses, the termination of two long-term pulp supply contracts, and working capital is $390 million (US $337 million). Further adjustments to the purchase price may be made in 2007. The 13 sawmills have a combined annual production capacity of approximately 1.8 billion board feet of SYP lumber and employ approximately 2,200 people. With its two existing sawmills in the southern United States, the Company now has total production capacity in the United States of approximately 2.2 billion board feet. When combined with the SPF lumber capacity from its Canadian operations, West Fraser is the second largest lumber producer in North America with an annual production capacity of approximately 6.2 billion board feet.

Transportation Issues

West Fraser welcomed the intervention of the Canadian government to end the labour disruption at CN Rail. The labour dispute, which started on February 10, 2007, adversely affected shipments and costs in the first quarter. With both the labour disruption and winter conditions substantially over, West Fraser expects rail service to return to more acceptable levels.

The Company

West Fraser is an integrated forest products company producing lumber, LVL, MDF, plywood, pulp, linerboard, kraft paper and newsprint. The Company has approximately 9,100 employees and operations in British Columbia, Alberta and the southern United States.

Forward-Looking Statements

Some information contained in this release is prospective, such as statements about potential future developments, and may be affected by known or unknown risks and uncertainties, which are mostly outside the control of West Fraser. The results or outcomes of events mentioned in such prospective information may differ materially from actual results or outcomes. This prospective information and statements are not guaranteed by the Company and actual results and outcomes will depend on a number of factors including those described in the Company's 2006 annual Management Discussion & Analysis under "Risks and Uncertainties." Readers should exercise caution in relying on such information and statements. The Company undertakes no obligation to publicly revise these forward looking statements to reflect subsequent events or circumstances.

Conference Call

Investors are invited to listen to the quarterly conference call on Tuesday, April 24 at 8:30 a.m. Pacific Daylight Time (11:30 a.m. Eastern Daylight Time) by dialing 1-888-575-8232 (toll-free North America). The call

may also be accessed through West Fraser's web site at www.westfraser.com.

Annual Meeting

West Fraser's annual meeting will be held on April 25, 2007 at 11 a.m. at the Company's offices in Quesnel, BC.

<<

West Fraser shares trade on the Toronto Stock Exchange
under the symbol: "WFT"

MANAGEMENT'S DISCUSSION & ANALYSIS

>>

The following discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements included in this quarterly report and Management's Discussion & Analysis included in the Company's 2006 annual report. The figures are expressed in Canadian dollars, unless otherwise indicated. Additional information relating to the Company, including the Company's Annual Information Form is available on SEDAR at www.sedar.com.

This report of management's discussion and analysis contains historical information, descriptions of current circumstances and statements about potential future developments. The latter, which are forward-looking statements, are presented to provide reasonable guidance to the reader but the accuracy of these statements depends on a number of assumptions and is subject to various risks and uncertainties. These include, but are not limited to, uncertainties associated with the effect of general economic conditions on demand for the Company's products, foreign exchange rate fluctuations, trade sanctions, the availability of fibre and changes in stumpage fees, competition, operational curtailments and transportation limitations, natural disasters, insect infestation, the effects of forestry, land use, environmental and other government laws and regulations, First Nations claims and the ability of the Company to execute its business plans. These statements are not guaranteed by the Company and actual outcomes and results may differ materially from those anticipated or projected. Accordingly, readers should exercise caution in relying upon forward-looking statements. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Throughout this report, reference is made to EBITDA (defined as operating earnings plus amortization and restructuring charges), which the Company considers to be a key performance indicator. EBITDA is not a generally accepted earnings measure and should not be considered as an alternative to earnings or cash flows as determined in accordance with Canadian generally accepted accounting principles. As there is no standardized method of calculating EBITDA, the Company's use of the term may not be directly comparable with similarly titled measures used by other companies.

The information in this report is as at April 23, 2007, unless otherwise indicated.

U.S. Sawmill Acquisition

On March 31, 2007, the Company acquired 13 sawmills from International Paper Company and became the second largest lumber producer in North America with an annual capacity of approximately 6.2 billion board feet. The 13 mills, which are located in North and South Carolina, Georgia, Florida, Alabama, Arkansas and Texas, employ approximately 2,200 people and have a combined annual production capacity of approximately 1.8 billion board feet of southern yellow pine ("SYP") lumber.

Operating activities of the acquired sawmills prior to March 31, 2007 were managed by and for the benefit of the previous owner and are not reflected in the financial results covered by this report.

Transaction Terms

The preliminary purchase price after taking into account estimated transaction expenses and the termination of two long-term pulp supply contracts is $390 million (US $337 million). Further adjustments to the purchase price may be made pursuant to the agreement of purchase and sale.

The transaction includes the assignment of multi-year market-price log supply agreements which are expected to provide, in aggregate, approximately 15% of the acquired mills' current log requirements. West Fraser also entered into long-term agreements to sell residual wood chips at market prices. The transaction resulted in the termination of two supply contracts for 170,000 tonnes of NBSK pulp per year, which were entered into as part of West Fraser's 2004 acquisition of Weldwood of Canada Limited ("Weldwood"). The termination of these contracts is not expected to have a material impact on West Fraser's pulp operations.

Financing, Synergies and Current Operations

The acquisition was financed with cash on hand, available lines of credit and a $100 million term loan which is payable at the Company's option on or before March 31, 2010.

West Fraser has established US $23 million in annual pre-tax synergies as a target to be realized by the end of the third year after the completion of the acquisition. Synergies are expected to be achieved by implementing best practices and by centralizing U.S. sales and administrative offices.

Softwood Lumber Agreement

The Softwood Lumber Agreement (the "SLA 2006") came into force on October 12, 2006. Under the SLA 2006, the Canadian provinces were required to choose one of two options with respect to lumber shipments to the U.S.: to pay to the Canadian government either a variable export tax based on price or a lower variable export tax but subject to a quota on total shipments. B.C. and Alberta elected the export tax only option, which results in West Fraser's Canadian lumber operations being subject to the following export taxes:

<<

Prevailing price(1)	Export Tax (%)
Over US $355	Nil
US $336 - $355	5
US $316 - $335	10
US $315 or under	15

(1). Based on Random Lengths Framing Lumber Composite Price (the "Reference Price").

>>

The export tax rate is set monthly based on a four-week average Reference Price that is published 21 days prior to the start of any given month. Shipments to the U.S. from B.C. and Alberta during the first quarter of 2007 resulted in a 15% export tax being incurred.

Also, if monthly shipments from the B.C. Interior region or from Alberta (as export tax-only regions) exceed a certain trigger volume as defined in the SLA 2006, a surge mechanism (the "Surge") will result in a 50% increase in the applicable export tax rate for that month. The Surge is calculated monthly based on trailing estimated U.S. lumber consumption. For the first quarter of 2007 the Canadian government determined that the Surge did not apply.

The United States government has asserted that, for the purposes of the Surge calculation, lumber consumption levels should be based on actual rather than estimated consumption and that this adjustment mechanism should also apply to export tax-only regions. If this position prevailed, the B.C. Interior region could be subject to the Surge adjustment. This issue is now

the subject of consultations between the two governments and could be referred to arbitration under the SLA 2006. We believe the Canadian position will prevail, however, if the Surge adjustment applies the Company would incur additional export taxes of approximately $3 million for each month of Surge.

<<

Revenue & Earnings Comparison

	Q1-2007	Q4 - 2006	Q1 - 2006
Production			
Lumber - MMfbm	994	910	1,136
MDF - MMsf (3/4" basis)	68	67	71
Plywood - MMsf (3/8" basis)	186	172	184
LVL - Mcf	750	655	781
BCTMP - Mtonnes	139	138	140
NBSK - Mtonnes	118	141	141
Linerboard and Kraft Paper - Mtonnes	105	117	120
Newsprint - Mtonnes	32	31	32
Shipments			
Lumber - MMfbm	956	1,000	1,098
MDF - MMsf (3/4" basis)	75	55	78
Plywood - MMsf (3/8" basis)	157	163	175
LVL - Mcf	707	526	751
BCTMP - Mtonnes	139	108	163
NBSK - Mtonnes	119	136	145
Linerboard and Kraft Paper - Mtonnes	110	114	124
Newsprint - Mtonnes	30	29	32
Financial Highlights ($ millions)			
Sales	759	727	902
EBITDA	41	427	115
Amortization	(62)	(69)	(62)
Restructuring charge	-	-	(38)
Operating earnings	(21)	358	15
Interest income on duty refund	-	50	-
Interest expense - net	(2)	(7)	(10)
Exchange gain (loss) on long-term debt	3	(14)	(1)
Other income	12	46	6
Recovery (provision) for income taxes	3	(137)	(4)
Earnings	(5)	296	6
$CDN/$US - average	1.17	1.14	1.16

Selected Quarterly Information
($ millions, except earnings per share ("EPS") amounts which are in $)

	Q1-07	Q4-06	Q3-06	Q2-06	Q1-06	Q4-05	Q3-05	Q2-05

Sales	759	727	809	888	902	832	890	953
Earnings	(5)	296	(8)	104	6	9	18	38
Basic EPS - $	(0.12)	6.93	(0.19)	2.43	0.14	0.20	0.42	0.89
Diluted EPS - $	(0.12)	6.87	(0.19)	2.41	0.14	0.20	0.42	0.88

>>

Operating earnings in the quarter improved by $8 million from the fourth quarter of 2006, ignoring the effect of the $387 million duty refund received in that quarter, primarily due to higher SPF, plywood, pulp, linerboard and kraft paper prices. The increase was partially offset by a log inventory write-down of $18 million and lower production volumes at the Hinton and Kitimat mills which resulted in higher costs per tonne.

Operating earnings in the quarter declined by $36 million from the first quarter of 2006 reflecting lower lumber prices and the log inventory writedown as well as higher costs at the Kitimat mill. This earnings reduction was partially offset by improved pricing for pulp, linerboard and kraft paper. The Company's results for the first quarter of 2006 also included a $38 million Hinton pulp restructuring charge.

Administration expense of $21 million was $12 million lower than the fourth quarter of 2006 and $9 million lower than the first quarter of 2006 due primarily to an $8 million adjustment to incentive compensation accrued at December 31, 2006. Administration expense for the quarter includes a share option expense of $2 million compared to a $5 million expense in the fourth quarter of 2006 and a $1 million expense in the first quarter of 2006.

Interest expense of $2 million was $5 million lower than the fourth quarter of 2006 and $8 million lower than in the first quarter of 2006 due to lower debt levels and interest earned on cash held on deposit. Results for the fourth quarter of 2006 also included interest income of $50 million related to the return of softwood lumber duties.

The change in value of the Canadian dollar relative to the U.S. dollar resulted in an exchange gain of $3 million in the quarter on the Company's U.S. denominated long-term debt compared to an exchange loss of $14 million in the fourth quarter of 2006 and an exchange loss of $2 million in the first quarter of 2006.

Other income included a $4 million loss on the translation of U.S. dollar cash, receivables and foreign operations, compared to a $19 million translation gain in the fourth quarter of 2006 and a $4 million translation gain in the first quarter of 2006. Other income for the quarter also included a $10 million gain resulting from the termination of pulp supply contracts related to the U.S. sawmill acquisition (see note 3 to the unaudited interim consolidated financial statements), gains on the sale of property, plant, equipment and timber and other items for all quarters.

<<

Lumber

	Q1-07	Q4-06	Q1-06
Sales - $ millions	361	358	505
EBITDA - $ millions	(13)	388	91
EBITDA margin - %	-	102	17
Operating earnings - $ millions	(40)	354	64
Benchmark Price			
SPF No. 2 & Better 2 x 4 (per Mfbm)(1) US $	253	245	343
SYP No. 2 West 2 x 4 (per Mfbm)(2) US $	263	267	409

1. Source: Random Lengths - 2 x 4, No. 2 & Better - Net FOB mill.

2. Source: Random Lengths - 2 x 4 - Net FOB mill Westside.

Operating earnings declined by $7 million from the fourth quarter of 2006, ignoring the $387 million duty refund received that quarter. Log inventories were written down by $18 million in the quarter and export tax was charged during the entire quarter instead of a partial quarter. These factors were partially offset by higher SPF and chip prices in the first quarter of 2007. Shipment volumes were down due to the Canadian National Railway Company ("CN") strike and the sale of Burns Lake and Decker Lake sawmills on October 31, 2006.

Operating earnings declined by $104 million from the first quarter of 2006 reflecting lower lumber prices which also resulted in an $18 million log inventory writedown in the quarter. Production volumes decreased compared to the first quarter of 2006 primarily due to the sale of the Burns Lake and Decker Lake sawmills. This sale and the CN strike during the quarter resulted in lower shipment volumes over the comparative period in 2006.

West Fraser, along with others in the industry, is working closely with the British Columbia government to address the economic impact of the continuing mountain pine beetle ("MPB") infestation on operations. This includes ensuring that the most current information related to the impact on operations is factored into stumpage determinations and that the log grades introduced in 2006 accurately reflect the potential of MPB-affected logs to yield merchantable lumber. The Company is also working with the B.C. government to develop the most appropriate policies to deal with non-sawlog material left in harvested areas.

The Alberta government is taking proactive action to control the spread of the MPB and to reduce the area of stands at risk for attack. An advisory group made up of representatives from the provincial and local governments, industry, aboriginal groups, academia and environmental organizations is advising the Alberta government on strategies to contain and prevent further spread of the infestation. Although the hardest hit areas in Alberta are to the north and west of West Fraser's operating areas, all of the Company's Alberta operations are shifting harvest activities into pine stands which have been identified as being at high risk of infestation.

The Company experienced railcar shortages in the first quarter of 2007 and of 2006 due to winter operating conditions. During the first quarter of 2007, service was further reduced by the CN strike which resulted in partial service for 15 days. The result was an increase in inventory levels and increased transportation and loading costs as product was shipped by other more costly methods. Inconsistent rail service remains a significant issue.

The new sawmill in Quesnel operated on a three shift basis during the quarter and its startup is progressing largely as expected. Additional planer capacity will be added to the Quesnel operations to handle the increased volume of lumber to be produced.

SPF lumber prices strengthened marginally compared to the fourth quarter of 2006, averaging US $253 per Mfbm compared to US $245 per Mfbm, both of which are significantly down from the average price during the first quarter of 2006 of US $343 per Mfbm. SYP lumber prices averaged US $263 per Mfbm during the quarter compared to US $267 per Mfbm in the fourth quarter of 2006 and US $409 per Mfbm in the first quarter of 2006. The pricing fluctuations are due primarily to significantly reduced U.S. housing starts resulting in excess lumber supply. Annualized U.S. housing starts are forecast to average 1.5 million for 2007 compared to an annualized average of just over 1.8 million for 2006.

Lumber supply is expected to decrease further in the second quarter of 2007 due to production curtailments but the market is likely to remain oversupplied resulting in a depressed lumber pricing environment for the balance of the year.

Panels

	Q1-07	Q4-06	Q1-06

Sales - $ millions	119	102	124
EBITDA - $ millions	15	5	16
EBITDA margin - %	13	5	13
Operating earnings (loss) - $ millions	5	(5)	7
Benchmark price			
Plywood (per Msf 3/8" basis)(1) Cdn $	379	367	375
MDF (per Msf 3/4" basis)(2) US $	451	462	414

1. Source: Crow's Market Report - Delivered Toronto.
2. Source: Resource Information Systems, Inc. - MDF Western U.S. - Net FOB mill.

Operating earnings for the quarter increased by $10 million from the fourth quarter of 2006 primarily due to higher plywood prices, improved plywood production costs and higher LVL and MDF shipment volumes. The increase was partially offset by lower LVL prices and plywood shipment volumes.

Operating earnings declined by $2 million from the first quarter of 2006 primarily due to lower LVL prices, lower plywood and LVL shipment volumes and higher LVL unit production costs. The decline was partially offset by higher MDF and chip prices.

Permanent plywood plant closures have removed approximately 10% of Canadian plywood production from the market leading to improved product pricing. The reduced supply combined with relatively strong forecast housing demand in Canada for 2007 should lead to a stable pricing environment for the balance of 2007.

MDF markets for the first quarter of 2007 were strong and price levels are expected to improve in the second quarter.

Pulp & Paper

	Q1-07	Q4-06	Q1-06
Sales - $ millions	279	267	273
EBITDA - $ millions	35	42	13
EBITDA margin - %	12	16	5
Operating earnings (loss) - $ millions	10	19	(48)
Benchmark price			
NBSK (US $ per tonne)(1)	790	770	653
Linerboard (US $ per tonne)(2)	568	568	513
Newsprint (US $ per tonne)(3)	614	654	644

1. Source: Resource Information Systems, Inc. - U.S. list price delivered U.S.
2. Source: Pulp & Paper Week - Unbleached linerboard kraft, East.
3. Source: Resource Information Systems, Inc. - U.S. delivered 48.8 gram newsprint.

>>

Operating earnings were $9 million lower than the fourth quarter of 2006 primarily due to lower production and shipment volumes at the Hinton and Kitimat mills, higher fibre and unit manufacturing costs at most of the Company's pulp and paper mills and higher transportation costs relating to the CN labour disruption. The higher costs were partially offset by improved prices for pulp, linerboard and kraft paper.

Operating earnings were $10 million compared to an operating loss of $48 million in the first quarter of 2006 primarily due to improved prices for pulp, linerboard and kraft paper and the $38 million restructuring charge for the Hinton pulp mill recorded in the first quarter of 2006. The improvement in prices was partially offset by higher fibre costs at most mills, lower

production at the Kitimat and NBSK mills resulting in higher unit production costs, higher transportation costs as a result of the CN labour disruption, lower newsprint prices and lower shipment volumes for all the pulp and paper products.

Annual maintenance shutdowns are scheduled at the Hinton and Cariboo pulp mills and the Kitimat linerboard and kraft paper mill in the second quarter of 2007. The annual shutdowns are expected to reduce normal production by approximately 50,000 tonnes.

Pulp

The Company's BCTMP mills ran well in the quarter producing 139,000 tonnes compared to 138,000 tonnes in the fourth quarter of 2006 and 140,000 tonnes in the first quarter of 2006. Combined production at the two NBSK mills was 118,000 tonnes compared to 141,000 tonnes in the fourth quarter of 2006 and the first quarter of 2006. The lower production was primarily due to the closure of the woodroom and the No. 1 pulp machine at the Hinton pulp mill at the end of 2006 and various production issues at both NBSK mills during the quarter. Fibre costs were higher during the quarter due to rising woodchip prices and, in the case of Hinton pulp, the purchase of higher priced whole log chips.

The woodroom at the Hinton mill was closed at the end of 2006 as part of the previously announced restructuring, although the No. 1 pulp machine ran on a limited basis in the quarter because of current high pulp prices.

The $20 million upgrade of the remaining Hinton pulp machine, expected to be completed by the end of the second quarter of 2007, is expected to result in improved operations and lower production costs at the mill. After completion of the upgrade, the annual capacity of the mill will be 350,000 tonnes reflecting a net reduction of approximately 70,000 tonnes. In the first quarter of 2006, a $35 million writedown of property, plant, equipment and timber and a charge of $3 million for other costs related to the restructuring plan was recorded.

Although paper demand was flat in the first quarter, NBSK pulp markets demonstrated continued strength. The NBSK pulp capacity reductions that took place in 2006 as well as tight chip supplies in Canada and Europe continue to support improved pricing. The benchmark NBSK pulp price in North America increased $20 per tonne in January of 2007 and there was a further $20 per tonne in April to US $810 per tonne. Current market indicators suggest that NBSK pulp markets should remain strong through the third quarter of 2007. However weak paper markets and growth in southern hemisphere capacity may impact pulp markets in the latter part of the year.

Market conditions for other pulp grades, including BCTMP, were weaker in the quarter due to new southern hemisphere hardwood kraft capacity ramping up.

Linerboard and Kraft Paper

Production at the Kitimat linerboard and kraft paper mill in the quarter was significantly below expectations as a result of production problems relating to the start-up of the turbo-generator as well as several other operational issues. During the quarter, the turbo-generator commenced operations and by the end of the quarter was running at approximately 75 percent of the target run rate.

The production shortfall of approximately 15,000 tonnes compared to the first quarter of 2006 resulted in higher unit production costs. In addition, higher fibre costs and higher natural gas consumption further reduced profitability for linerboard and kraft paper.

During the quarter, overseas linerboard markets continued to strengthen, driven by positive demand and higher fibre costs. North American markets were flat due to lower box shipments and, as a result, the announced first quarter price increase was not achieved.

Kraft paper markets continued to strengthen with price levels increasing by 10-15% in the last year. Improved markets were the result of capacity reductions and improving demand in offshore markets. Markets are expected to remain strong for the remainder of the year.

Newsprint

The Alberta Newsprint mill operated well in the quarter with production volumes and costs similar to the first quarter of 2006.

Newsprint prices declined in the first quarter of 2007 compared to the fourth quarter of 2006 and the first quarter of 2006 as newsprint demand continued to decline. This price trend may continue for the remainder of the year.

Change in Accounting Policies

Financial Instruments

The Canadian Institute of Chartered Accountants issued new accounting rules on financial instruments, hedges and comprehensive earnings that will require the Company to account for derivatives and financial assets held for trading or available for sale at fair value. Loans, receivables and investments held to maturity will be measured at amortized cost using the effective interest rate method. Other financial liabilities will be measured at fair value or at amortized cost using the effective interest rate method. The effective interest rate method establishes the discount rate which equates the estimated future cash flows with the net carrying amount of the financial asset or liability.

Other comprehensive earnings is the method used to record revenues, expenses, gains and losses on net financial assets that are not required to be included in earnings. Foreign currency translation gains and losses on self-sustaining foreign operations will be included in other comprehensive earnings. Comprehensive earnings are the sum of earnings for the period plus other comprehensive earnings.

The new rules do not have a significant impact on the Company's financial statements.

Translation of Foreign Operations

The Company has determined that the Company's foreign operations became self-sustaining upon the acquisition of 13 sawmills in the United States (see note 3 to the unaudited interim consolidated financial statements). Accordingly, on March 31, 2007, the Company changed its translation method from the temporal method to the current rate method.

Under the current rate method all assets and liabilities are translated at the exchange rate in effect at the balance sheet date and the resulting unrealized gains or losses are included in accumulated other comprehensive earnings. Under the temporal method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date while non-monetary items are translated at historical exchange rates.

The result of this change in accounting policy was a reduction of $18.2 million in accumulated other comprehensive earnings included in shareholders' equity. Unrealized gains or losses in translation are included in other comprehensive earnings from the date of the change.

Capital Structure

The number of Common shares and Class B common shares outstanding was 42,774,689 as at March 31, 2007. The increase reflects the issuance of 2,752 Common shares pursuant to the Employee Share Purchase Plan. On February 15, 2007, 2,000,000 Class B common shares were converted to Common shares.

<<

	March 31, 2007	December 31, 2006
Common	39,889,483	37,886,731

Class B common	2,885,206	4,885,206
Total	42,774,689	42,771,937

Capital Requirements and Liquidity

Summary of Financial Position ($ millions, except as otherwise indicated)

	Q1-07	Q4-06	Q1-06
Net cash(1)	12	606	22
Current assets	1,076	1,451	1,130
Current liabilities	636	830	713
Ratio of current assets to current liabilities	1.7	1.7	1.6
Net debt	756	19	847
Shareholders' equity	2,210	2,239	1,866
Net debt to capitalization(2) - %	25	1	31

1. Net cash consists of cash and short-term investments less outstanding cheques in excess of funds on deposit.
2. Net debt (total debt less cash and short-term investments) divided by net debt plus shareholders' equity.

West Fraser's cash requirements, other than for operating purposes, are primarily for interest payments, repayment of debt, additions to property, plant, equipment and timber, acquisitions and payment of dividends. In years without a major acquisition or debt repayment, cash on hand and cash provided by operations have normally been sufficient to meet these requirements.

Selected Cash Flow Items ($ millions)

	Q1-07	Q4-06	Q1-06
Operating Activities			
Cash provided before working capital changes	52	364	102
Non-cash working capital change	(384)	260	(117)
Cash provided by (used in) operating activities	(332)	624	(15)
Financing Activities			
Debt and operating loans	150	(66)	75
Dividends and other	(6)	(6)	(6)
Cash provided by (used in) financing activities	144	(72)	69
Investing Activities			
Acquisition	(379)	-	-
Additions to property, plant, equipment & timber	(27)	(46)	(55)
Other - net	1	89	5
Cash provided by (used in) investing activities	(405)	43	(50)
Change in cash	(593)	595	4
Ending cash	12	606	22

>>

Non-cash working capital items in the quarter included a $167 million decrease in income taxes payable primarily due to income tax payments of $165 million, and a $131 million decrease in accounts payable primarily due to the $122 million payment of the special charge related to the SLA 2006 on the prior year duty refunds. First quarter non-cash working capital items also include the seasonal build up of log inventory.

Investing activities include $379 million for the purchase of 13 sawmills in the southern United States and $27 million in property, plant and equipment additions.

On March 30, 2007, West Fraser extended its current $500 million committed revolving credit facility from June 2010 to March 2012 and entered into a 5-year $100 million committed revolving facility for its U.S. operations. Also, West Fraser entered into a $100 million 3-year term facility to fund part of the U.S. acquisition. The revolving and term facilities are at floating interest rates.

<<

West Fraser Timber Co. Ltd.
Consolidated Balance Sheets
(in millions of Canadian dollars - unaudited)

	As at March 31, 2007	As at December 31, 2006
Assets		
Current assets		
Cash and short-term investments	$ 42.6	$ 605.6
Accounts receivable	332.8	300.9
Inventories	684.4	531.9
Prepaid expenses	16.3	12.9
	1,076.1	1,451.3
Property, plant, equipment and timber	2,394.9	2,133.9
Deferred charges	35.6	38.1
Goodwill	263.7	263.7
Other assets (note 4)	128.2	127.7
	$ 3,898.5	$ 4,014.7
Liabilities and Shareholders' Equity		
Current liabilities		
Cheques issued in excess of funds on deposit	$ 30.3	$ -
Operating loans (note 5)	45.9	-
Accounts payable and accrued liabilities	365.4	468.4
Income taxes payable	11.5	178.9
Current portion of reforestation obligations	54.2	54.2
Current portion of long-term debt (note 5)	128.2	128.2
	635.5	829.7
Long-term debt (note 5)	594.5	496.0
Other liabilities (note 6)	150.1	137.5
Future income taxes	308.4	312.4
	1,688.5	1,775.6
Shareholders' equity (note 7)	2,210.0	2,239.1

	$ 3,898.5	$ 4,014.7

Number of Common shares outstanding at April 23, 2007 was 42,797,376

West Fraser Timber Co. Ltd.
Consolidated Statements of Earnings
(in millions of Canadian dollars - unaudited)

	January 1 to March 31 2007	2006
Sales	$ 758.6	$ 902.0
Costs and expenses		
Cost of products sold	547.1	589.7
Freight and other distribution costs	126.1	145.4
Export taxes	23.5	-
Amortization	62.1	61.8
Selling, general and administration	21.0	29.5
Restructuring charge (note 8)	-	37.6
Duty expense	-	22.4
	779.8	886.4
Operating earnings (loss)	(21.2)	15.6
Other		
Interest expense - net	(2.2)	(10.0)
Exchange gain (loss) on long-term debt	3.2	(1.5)
Other income	11.8	6.2
Earnings (loss) before income taxes and non-controlling interest	(8.4)	10.3
Recovery of (provision for) income taxes (note 9)	3.3	(3.8)
Earnings (loss) before non-controlling interest	(5.1)	6.5
Non-controlling interest	-	(0.4)
Earnings (loss)	$ (5.1)	$ 6.1
Earnings (loss) per share (note 11)		
Basic	$ (0.12)	$ 0.14
Diluted	$ (0.12)	$ 0.14

West Fraser Timber Co. Ltd.
Consolidated Statements of Retained Earnings and Accumulated Other Comprehensive Earnings
(in millions of Canadian dollars - unaudited)

	January 1 to March 31 2007	2006

Retained Earnings

Balance - beginning of period	$ 1,641.3	$ 1,268.8
Earnings (loss)	(5.1)	6.1
	1,636.2	1,274.9
Common share dividends	(6.0)	(6.0)
Balance - end of period	$ 1,630.2	$ 1,268.9

Accumulated Other Comprehensive Earnings

Balance - beginning of period	$ -	$ -
Cumulative translation adjustment on self-sustaining foreign operations (note 2)	(18.2)	-
Balance - end of period	$ (18.2)	$ -

West Fraser Timber Co. Ltd.
Consolidated Statements of Cash Flows
(in millions of Canadian dollars - unaudited)

	January 1 to March 31	
	2007	2006
Cash flows from operating activities		
Earnings (loss)	$ (5.1)	$ 6.1
Items not affecting cash		
Amortization	62.1	61.8
Write down of pulp assets (note 8)	-	34.8
Exchange (gain) loss on long-term debt	(3.2)	1.5
Change in reforestation obligations	11.5	12.4
Future income taxes	(4.0)	(15.4)
Other	(9.8)	0.9
	51.5	102.1
Net change in non-cash working capital items	(384.1)	(116.8)
	(332.6)	(14.7)
Cash flows from financing activities		
Repayment of long-term debt	(0.3)	(0.3)
Proceeds from long-term debt	102.8	-
Net proceeds from operating loans	47.9	74.9
Common share dividends	(6.0)	(6.0)
Other	0.1	0.1
	144.5	68.7
Cash flows from investing activities		
Acquisition (note 3)	(379.2)	-
Additions to property, plant, equipment and timber	(26.6)	(54.7)

Proceeds from disposal of property, plant, equipment and timber	3.0	3.2
(Increase) decrease in other assets	(2.4)	1.4
	(405.2)	(50.1)
(Decrease) increase in net cash(x)	(593.3)	3.9
Net cash - beginning of period	605.6	18.3
Net cash - end of period	$ 12.3	$ 22.2

(x) Net cash consists of cash and short-term investments less cheques issued in excess of funds on deposit.

Supplemental information:		
Interest paid	$ 0.4	$ 2.7
Income taxes paid	$ 164.5	$ 35.5
Non cash investing activity:		
Pulp supply contracts terminated on acquisition (note 3)	$ (10.4)	$ -

West Fraser Timber Co. Ltd.
First Quarter Segmented Information
(in millions of Canadian dollars - unaudited)

	Lumber	Panels	Pulp & paper	Corporate & other	Consol-idated
January 1, 2007 to March 31, 2007					
Sales					
To external customers	$ 361.1	$ 118.8	$ 278.7	$ -	$ 758.6
To other segments	25.0	2.7	-	-	
	$ 386.1	$ 121.5	$ 278.7	$ -	
EBITDA(1)	$ (13.4)	$ 15.4	$ 34.7	$ 4.2	$ 40.9
Amortization	26.2	10.8	24.3	0.8	62.1
Operating earnings (loss)	(39.6)	4.6	10.4	3.4	(21.2)
Interest expense - net	(2.8)	(0.8)	(0.3)	1.7	(2.2)
Exchange gain on long-term debt	-	-	-	3.2	3.2
Other income	1.2	-	9.9	0.7	11.8
Earnings (loss) before income taxes and non-controlling interest	$ (41.2)	$ 3.8	$ 20.0	$ 9.0	$ (8.4)

January 1, 2006 to March 31, 2006

Sales					
To external customers	$ 505.2	$ 123.8	$ 273.0	$ -	$ 902.0
To other segments	21.0	2.6	-	-	
	$ 526.2	$ 126.4	$ 273.0	$ -	
EBITDA(1)	$ 91.4	$ 16.4	$ 12.5	$ (5.3)	$ 115.0
Amortization	27.9	9.8	23.2	0.9	61.8
Restructuring charge	-	-	37.6	-	37.6
Operating earnings (loss)	63.5	6.6	(48.3)	(6.2)	15.6
Interest expense - net	(5.2)	(1.8)	(2.9)	(0.1)	(10.0)
Exchange loss on long-term debt	-	-	-	(1.5)	(1.5)
Other income	2.0	0.2	1.3	2.7	6.2
Earnings (loss) before income taxes and non-controlling interest	$ 60.3	$ 5.0	$ (49.9)	$ (5.1)	$ 10.3

(1) Non GAAP measure:
EBITDA is defined as operating earnings plus amortization and restructuring charge.

West Fraser Timber Co. Ltd.
Notes to Interim Consolidated Financial Statements
(figures are in millions of dollars except where indicated - unaudited)

1. Basis of presentation

These interim consolidated financial statements should be read in conjunction with the consolidated annual financial statements for the year ended December 31, 2006.

These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2006 consolidated annual financial statements except as disclosed in note 2.

Certain comparative figures have been reclassified to conform to the current period's presentation.

2. Changes in accounting and estimates

Foreign currency translation

The Company has determined that the Company's foreign operations became self sustaining upon the acquisition of 13 sawmills in the United States (note 3). Accordingly, on March 31, 2007, the Company changed its translation method from the temporal method to the current rate method.

Under the current rate method all assets and liabilities are

translated at the exchange rate in effect at the balance sheet date and the resulting unrealized gains or losses are included in accumulated other comprehensive earnings. Under the temporal method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date while non-monetary items are translated at historical exchange rates.

The result of this change in accounting policy was a reduction of $18.2 million in accumulated other comprehensive earnings included in shareholders' equity. Unrealized gains or losses on translation are included in other comprehensive earnings from the date of the change.

Financial instruments

Effective January 1, 2007, the Company adopted the new accounting standards issued by the Canadian Institute of Chartered Accountants for financial instruments, hedges and comprehensive earnings. The recommendations require the Company to account for derivatives and financial assets held for trading or available for sale at fair value. Loans, receivables and investments held to maturity are measured at amortized cost using the effective interest rate method. Other financial liabilities will be measured at fair value or at amortized cost using the effective interest rate method. The effective interest rate method establishes the discount rate which equates the estimated future cash flows with the net carrying amount of the financial asset or liability.

Other comprehensive earnings is the method used to record revenues, expenses, gains and losses on net financial assets that are not required to be included in earnings. Foreign currency translation gains and losses on self-sustaining foreign operations will be included in other comprehensive earnings. Comprehensive earnings are the sum of earnings (loss) for the period plus other comprehensive earnings (loss).

The adoption of the new recommendations did not materially impact the Company's financial statements.

Change in estimates

The December 31, 2006 estimate of accrued incentive compensation was reduced by $8.0 million in the quarter resulting in a reduction to selling, general and administration expenses.

3. Acquisition

On March 31, 2007 the Company acquired 13 sawmills from International Paper Company ("IP") for $389.6 million. The 13 mills are located in the southern United States.

The transaction resulted in the termination of supply contracts under which IP agreed to purchase 170,000 tonnes of NBSK pulp annually. The terminated pulp supply contracts were entered into as part of the Company's 2004 acquisition of Weldwood of Canada Limited and had a remaining term of less than eight years. These pulp supply contracts were valued at $10.4 million based on an analysis of market conditions at the time of termination and a settlement gain of $10.4 million is recorded in other income.

The acquisition has been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase. The Company has not yet finalized the allocation of the purchase cost for the acquisition. The preliminary

allocation of the purchase cost is based on management's best estimates and information available at the time of preparing these consolidated financial statements and any changes may be material.

The preliminary purchase price allocation is as follows:

Current assets	$ 102.2
Current liabilities	(28.1)
Property, plant and equipment	315.5
Consideration	389.6
Consideration attributed to termination of pulp supply contracts	(10.4)
Net cash consideration	$ 379.2

The allocation above includes estimated costs related to the acquisition of $6.2 million. Actual amounts incurred may differ from this estimate and any such difference will be factored into the final allocation.

4. Other assets

	March 31, 2007	December 31, 2006
Power purchase agreements - net	$ 100.6	$ 102.4
Investments	9.7	10.7
Advances for timber and timber deposits	17.9	14.6
	$ 128.2	$ 127.7

5. Long-term debt and operating loans

	March 31, 2007	December 31, 2006
Cdn $125 debentures due 2007; interest at 6.8%	$ 125.0	$ 125.0
Cdn $150 debentures due 2009; interest at 4.94%	150.0	150.0
Cdn $100 term note due 2010; interest at floating rates(1)	100.0	-
US $300 senior notes due 2014; interest at 5.2%	346.4	349.6
Cdn $3 term note; interest at floating rates(1)	3.0	3.3
Cdn $4 note payable due 2020; interest at 5.5%	2.8	-
Deferred financing costs	(4.5)	(3.7)
	722.7	624.2
Less: Current portion of long-term debt	(128.2)	(128.2)
	$ 594.5	$ 496.0

(1) Floating rates are based on Prime, US base, Banker's Acceptances or LIBOR at the Company's option.

The Company has approximately $605.0 million in revolving lines of credit available, of which $47.9 million was drawn as at March 31, 2007. Deferred financing costs of $2.0 million are offset against operating loans for presentation purposes. Interest is payable at floating rates based on Prime, US base, Bankers' Acceptances or LIBOR at the Company's option. The Company has also issued $17.1 million under various letters of credit.

6. Other liabilities

	March 31, 2007	December 31, 2006
Post-retirement obligations	$ 54.3	$ 54.0
Timber damage deposits	15.2	14.6
Reforestation obligations - long-term	71.6	60.1
Other asset retirement obligations	9.0	8.8
	$ 150.1	$ 137.5

7. Shareholders' equity

	March 31, 2007 Number of Shares Issued	March 31, 2007 Amount	December 31, 2006 Number of Shares Issued	December 31, 2006 Amount
Common	39,889,483	$ 597.9	37,886,731	$ 597.6
Class B common	2,885,206	0.3	4,885,206	0.5
Total Common	42,774,689	598.2	42,771,937	598.1
Retained earnings		1,630.2		1,641.3
Accumulated other comprehensive earnings		(18.2)		-
Share purchase loans		(0.2)		(0.3)
Shareholders' equity		$ 2,210.0		$ 2,239.1

Common shares

For the three months ended March 31, 2007, the Company issued 2,752 Common shares for cash of $0.1 million and 2,000,000 Class B common shares in the amount of $0.2 million were exchanged for Common shares (for the three months ended March, 2006 the Company issued 3,422 Common shares for cash of $0.1 million).

8. Restructuring charge

In the first quarter of 2006, the Company expensed $37.6 million related to a restructuring of the pulp mill in Hinton, Alberta. Of this amount, $34.8 million was for the writedown of property, plant, equipment and timber with the balance for other restructuring costs.

9. Income taxes

The Company's effective tax rate is as follows:

	January 1 to March 31, 2007 Amount	%	January 1 to March 31, 2006 Amount	%

Income taxes at statutory rates	$ 2.8	34.1	$ (3.5)	(34.1)
Large corporations tax	-	-	(0.7)	(6.7)
Non-taxable amounts	0.4	4.7	(0.7)	(6.7)
Rate differentials between jurisdictions and on specified activities	0.9	9.9	1.9	18.4
Other	(0.8)	(9.4)	(0.8)	(7.8)
Income tax recovery (expense)	$ 3.3	39.3	$ (3.8)	(36.9)

10. Employee future benefits

The total benefit cost of the Company's defined benefit pension plans was $5.6 million for the three months ended March 31, 2007 (three months ended March 31, 2006 - $5.7 million).

11. Earnings per share

Basic earnings per share is calculated based on earnings available to Common shareholders, as set out below, using the weighted average number of Common shares outstanding. Diluted earnings per share assume the exercise of share options using the treasury stock method.

	January 1 to March 31	
	2007	2006
Earnings (loss)	$ (5.1)	$ 6.1
Weighted average number of shares (thousands)		
Weighted average shares - basic	42,761	42,740
Share options - treasury stock method	473	375
Weighted average shares - diluted	43,234	43,115
Earnings per share (dollars)		
Basic	$ (0.12)	$ 0.14
Diluted	$ (0.12)	$ 0.14

For the use of CNW GROUP SERVICE only

West Fraser shares trade on the Toronto Stock Exchange under the symbol: "WFT"

>>
%SEDAR: 00002660E

/For further information: Mr. Martti Solin, Executive Vice-President, Finance and Corporate Development and Chief Financial Officer; Mr. Rodger Hutchinson, Vice-President, Corporate Controller, (604) 895-2700, www.westfraser.com/
(WFT.)

CO: West Fraser Timber Co. Ltd.

CNW 17:48e 23-APR-07

ALTERNATIVE MONTHLY EARLY WARNING REPORT PURSUANT TO SECTION 4.5 OF NATIONAL INSTRUMENT 62-103

The following is the report required by section 4.5 of National Instrument 62-103:

1. Name and address of the eligible institutional investor:

AIM Funds Management Inc.
5140 Yonge Street, Suite 900
Toronto, Ontario
M2N 6X7

2. Name of reporting issuer with respect to which this report is filed:

West Fraser Timber Co. Ltd.

3. Month with respect to which this report is filed:

March 2007

4. Net increase or decrease in the number or principal amount of securities and, in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor:

The last report filed by the Eligible Institutional Investor was for information as at March 31, 2006, (the "March Report"). Since the March Report, there has been a decrease of 107,600 common shares of the Reporting Issuer ("Shares") held by the Eligible Institutional Investor (a decrease of 0.36% in securityholding percentage).

5. Designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which this report is made:

As at March 30, 2007, the Eligible Institutional Investor had control or direction over 4,857,292 Shares representing 12.18% of the outstanding Shares of the Reporting Issuer.

6. Designation and number or principal amount of securities and the percentage of outstanding securities referred to in item 5 over which:

(a) the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

None.

(b) **the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the eligible institutional investor or any joint actor:**

None.

(c) **the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

All of the securities of the Reporting Issuer described in item 5 are held by the Eligible Institutional Investor on behalf of client accounts over which it has discretionary trading authority. These securities are controlled but not owned by the Eligible Institutional Investor.

7. **Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

The Shares were disposed of, in the ordinary course of business, for investment purposes. The Eligible Institutional Investor may acquire control or direction over additional securities in the future; however, this is not expected to result in the Eligible Institutional Investor, either alone or together with any joint actors, possessing effective control over the Reporting Issuer.

8. **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other person or company in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

There are no such agreements and therefore this item is not applicable.

9. **The names of any joint actors in connection with the disclosure required by this report:**

None.

10. **If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor in respect of the reporting issuer's securities:**

Since the March Report, there has been a decrease of 107,600 Shares held by the Eligible Institutional Investor (a decrease of 0.36% in securityholding percentage).

11. Statement regarding eligibility to file reports under Part 4 of National Instrument 62-103 in respect of the reporting issuer:

The Eligible Institutional Investor is eligible to file reports under Part 4 of National Instrument 62-103 in respect of the Reporting Issuer.

Dated the 10th day of April, 2007.

AIM Funds Management Inc.

By: *"Wayne Bolton"*
Authorized Signatory

Wayne Bolton
Name

Vice President, Compliance
Title

8



AIM TRIMARK INVESTMENTS
5140 Yonge Street, Suite 900
Toronto, Ontario, Canada M2N 6X7
www.aimtrimark.com

Sara Guzzwell
Senior Law Clerk
T: 416.228.4737
F: 416.590.1621
sara.guzzwell@aimtrimark.com

April 10, 2007

TO: Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Ontario Securities Commission
Autorité des marchés financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Securities Registry, Northwest Territories
Corporate Affairs, Department of Community Services, Yukon
Legal Registries Division, Department of Justice, Nunavut

Dear Sirs/Mesdames:

Re: West Fraser Timber Co. Ltd.

We enclose the Alternative Monthly Early Warning Report filed by AIM Funds Management Inc. as third party filer in connection with the above-noted Corporation in accordance with Section 4.5 of National Instrument 62-103 regarding the Early Warning System.

If you have any questions or concerns regarding the foregoing, please do not hesitate to contact me at 416-228-4737.

Yours truly,

AIM FUNDS MANAGEMENT INC.

(Signed) "Sara Guzzwell"

Sara Guzzwell
Senior Law Clerk

News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business/Financial Editors:
West Fraser completes acquisition of U.S. lumber business

(TSX: WFT)

VANCOUVER, March 31 /CNW/ - West Fraser Timber Co. Ltd. (TSX: WFT) announced today that, further to its news releases of November 29, 2006 and January 4, 2007, it has completed its acquisition of 13 sawmills located in the southern United States from International Paper Company (NYSE: IP). The business will be operated by a wholly-owned U.S. subsidiary of West Fraser.

About West Fraser

Headquartered in Vancouver, B.C., West Fraser is an integrated forest products company that produces lumber, LVL, MDF, plywood, pulp, linerboard, kraft paper and newsprint. West Fraser has manufacturing operations in British Columbia, Alberta and the southern United States and, with the completion of the U.S. South acquisition, has approximately 9,100 employees. All of West Fraser's managed Canadian woodlands are certified to a third-party and independently-verified sustainable forest management standard, either the Sustainable Forestry Initiative (SFI) or Canada's national standard for sustainable forest management (CAN/CSA Z809).

%SEDAR: 00002660E

/For further information: Martti Solin, Executive Vice-President, Finance and Corporate Development and Chief Financial Officer; and Rodger Hutchinson, Vice President, Corporate Controller (604) 895-2700, http://www.westfraser.com/
(WFT.)

CO: West Fraser Timber Co. Ltd.

CNW 12:45e 31-MAR-07

WEST FRASER TIMBER CO. LTD.

501 – 858 Beatty Street
Vancouver, British Columbia, V6B 1C1

PROXY

This proxy is solicited by the management of WEST FRASER TIMBER CO. LTD. (the "Company") for the Annual General Meeting of its Shareholders (the "Meeting") to be held on Wednesday, April 25, 2007.

The undersigned hereby appoints **Henry H. Ketcham**, Chairman of the Board, President and Chief Executive Officer of the Company, or failing him, **Larry S. Hughes**, Secretary of the Company, or instead of either of the foregoing, (insert name) ______________________, as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Meeting to be held at 1250 Brownmiller Road, Quesnel, British Columbia, on Wednesday, April 25, 2007 at 11:00 a.m. local time, and at any adjournments thereof, and directs the nominee to vote or abstain from voting the shares in the Company of the undersigned in the manner indicated below:

1. **Election of Directors**

   The nominees proposed by management of the Company are:

   HENRY H. KETCHAM
   CLARK S. BINKLEY
   J. DUNCAN GIBSON
   WILLIAM H. KETCHAM
   WILLIAM P. KETCHAM
   HARALD H. LUDWIG
   BRIAN F. MACNEILL
   ROBERT L. PHILLIPS
   JANICE G. RENNIE

   Vote FOR ☐ the election of all nominees listed above (**except those whose names the undersigned has deleted, which deletion will indicate a withholding of vote)**

   WITHHOLD ☐ vote in respect of all nominees listed above

2. **Auditor**

   Vote FOR ☐ WITHHOLD ☐ vote on the resolution to appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditor of the Company at a remuneration to be fixed by the board of directors of the Company.

3. **Amendment of Company's Stock Option Plan**

   Vote FOR ☐ AGAINST ☐ the resolution increasing the number of Common shares that may be issued under the Stock Option Plan.

   Vote FOR ☐ AGAINST ☐ the resolution amending the Stock Option Plan to provide for limits on the number of options issued to insiders, restrictions on further amendments without shareholder approval, automatic extensions for options expiring during or immediately after the Company's securities trading blackout periods and incidental amendments.

4. Upon any permitted amendment to or variation of any matter identified in the Notice of Annual General Meeting.

5. Upon any other matter that properly comes before the meeting.

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

DATED: ____________________, 2007.

[ ]

[ ]

(Please advise the Company of any change of address)

____
Signature of Shareholder

____
(Please print name here)

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the Proxy Department of CIBC Mellon Trust Company by mail at P.O. Box 721, Agincourt, Ontario, M1S 0A1 or by hand at The Oceanic Plaza, Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1 not less than 48 hours (excluding Saturdays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Any one of the joint holders of a share in the capital of the Company may sign a form of proxy in respect of the share but, if more than one of them is present at the meeting or represented by a proxyholder, that one of them whose name appears first in the register of members in respect of the share, or that one's proxyholder or representative, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a corporation either its corporate seal must be affixed or the form should be signed by the corporation under the hand of an officer or attorney duly authorized in writing, which authorization must accompany the form of proxy.

A shareholder of the Company has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder's behalf at the Meeting other than either of the nominees designated in this form of proxy, and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.

The shares in the capital of the Company represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot, and where a choice with respect to a matter to be acted on is specified the shares will be voted on a ballot in accordance with that specification. This proxy confers discretionary authority with respect to matters, other than the election of directors and the appointment of auditor, identified or referred to in the accompanying Notice of Annual General Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting. **In respect of a matter so identified or referred to for which no instruction is given, the nominees named in this proxy will vote shares represented thereby for the approval of such matter.**

11





West Fraser Timber Co. Ltd.

Notice of Annual General

Meeting of Shareholders

To Be Held April 25, 2007

Information Circular

Your Participation is Important

Please Take the Time to Vote

WHAT'S INSIDE:

INVITATION TO SHAREHOLDERS

Dear Shareholders:

You are invited to attend the Annual General Meeting of Shareholders of West Fraser Timber Co. Ltd., which will take place on April 25, 2007 at 11:00 a.m., local time, at 1250 Brownmiller Road, Quesnel, British Columbia.

The items of business to be considered at this Meeting are described in the accompanying Notice of Annual General Meeting and Information Circular.

Your participation in the affairs of the Company is very important to us. We encourage you to vote, which can be easily done by following the instructions enclosed with these materials.

At the Meeting, in addition to dealing with the matters described in the Notice, I will review the affairs of the Company. You will also have an opportunity to ask questions and to meet the Company's Directors and senior executives.

In the interests of enhanced disclosure we are continually trying to improve our communications with you. The Information Circular, for example, includes more information about the Company and we hope you will find it easier to read.

All of our public documents, including the 2006 Annual Report and Quarterly Reports, are available on our website located at www.westfraser.com. We encourage you to access our website during the year for continuous disclosure items, including news releases and investor presentations.

I look forward to seeing you at the Meeting.

Yours sincerely,

Henry H. Ketcham
Chair of the Board, President and
Chief Executive Officer

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The annual general meeting (the "Meeting") of shareholders of WEST FRASER TIMBER CO. LTD. (the "Company") will be held at 1250 Brownmiller Road, Quesnel, British Columbia on April 25, 2007 at 11:00 a.m., local time, for the following purposes:

1. to receive the report of the directors of the Company;
2. to receive the consolidated financial statements of the Company for its fiscal year ended December 31, 2006, together with the auditor's report thereon;
3. to elect the directors of the Company to hold office until the close of the next annual meeting;
4. to appoint an auditor of the Company to hold office until the close of the next annual general meeting and to authorize the directors to fix the auditor's remuneration;
5. to consider and, if deemed advisable, approve the proposed amendments of the 1994 Director, Officer and Employee Stock Option Plan of the Company by way of two separate and independent resolutions;
6. to consider any amendment to or variation of any matter identified in this Notice; and
7. to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular and a copy of the Annual Report of the Company for the year ended December 31, 2006 accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting. The Annual Report includes the consolidated financial statements and the auditor's report.

A shareholder of the Company who is unable to attend the Meeting in person and who wishes to ensure that the shareholder's shares will be voted at the Meeting must complete, date and sign the enclosed form of proxy and deliver it by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

Shareholders registered at the close of business on March 16, 2007 will be entitled to receive this Notice and to vote at the Meeting.

DATED at Vancouver, British Columbia, March 30, 2007.

BY ORDER OF THE BOARD

Henry H. Ketcham
Chair of the Board, President and
Chief Executive Officer

INFORMATION CIRCULAR

(As of March 1, 2007, except as otherwise provided)

This Circular is furnished in connection with the solicitation of proxies by the Board of Directors and management of West Fraser Timber Co. Ltd. for use at the Annual General Meeting of Shareholders to be held at 1250 Brownmiller Road, Quesnel, British Columbia on April 25, 2007 (and at any adjournment thereof) for the purposes set out in the attached Notice of Annual General Meeting of Shareholders.

DEFINITIONS

Unless stated otherwise, in this Circular

"**Auditor**" means the Company's external auditor, currently PricewaterhouseCoopers LLP,

"**Board**" or "**Board of Directors**" means the board of directors of the Company,

"**CIBC Mellon**" means CIBC Mellon Trust Company,

"**Circular**" means this information circular prepared in connection with the Meeting,

"**Director**" means a director of the Company,

"**Meeting**" means the Annual General Meeting of Shareholders to be held on April 25, 2007 and any adjournment thereof,

"**Notice**" means the attached Notice of Annual General Meeting,

"**Share**" means a Common share or a Class B Common share in the capital of West Fraser,

"**Shareholder**" means a holder of any Shares,

"**Stock Option Plan**" means the 1994 Director, Officer and Employee Stock Option Plan of the Company as amended and restated June 17, 2003,

"**Subsidiary**" means a company controlled, directly or indirectly, by West Fraser,

"**$**" means Canadian dollars, and

"**West Fraser**", "**Company**" or "**we**" means West Fraser Timber Co. Ltd.

VOTING AND PROXIES: QUESTIONS AND ANSWERS

Your vote is important to us. Good corporate governance begins with shareholder participation. If you cannot attend the Meeting or if you plan to attend but prefer the convenience of voting in advance, we encourage you to exercise your vote using either of the voting methods described below. Please read the following for answers to commonly asked questions regarding voting and proxies.

If you hold Shares in a street form or in a brokerage account, you may not be a registered Shareholder. Please refer to "Voting by Non-Registered Shareholders" on page 6 for a description of the procedure to be followed to vote your Shares.

Q. Am I entitled to vote?

A. You are entitled to vote if you were a holder of Common shares of West Fraser as of the close of business on March 16, 2007. Each Common share entitles the holder to one vote.

Q. What am I voting on?

A. The following matters:

- the election of Directors to the Board of Directors to hold office until the close of the next annual general meeting;
- the appointment of PricewaterhouseCoopers LLP as auditor of the Company until the close of the next annual general meeting; and
- the proposed amendments to the Company's Stock Option Plan.

Q. What if amendments are made to these matters or if other matters are brought before the Meeting?

A. If you attend the Meeting in person and are eligible to vote, you may vote on such matters as you choose.

If you have completed and returned a proxy, the persons named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice and to other matters which may properly come before the Meeting. As of the date of this Circular, management of the Company does not know of any such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the proxy form will vote on them in accordance with their best judgement.

Q. Who is soliciting my proxy?

A. The management of West Fraser is soliciting your proxy. Solicitation of proxies is done primarily by mail, supplemented by telephone or other contact, by our employees, and the Company bears all associated costs.

Q. How do I vote?

A. 1) If your Shares are not registered in your name but are held by a nominee, please see "Voting by Non-Registered Shareholders" on page 6.

2) If you are a registered Shareholder there are two ways that you may vote your Shares:

(a) you may vote in person at the Meeting; or

(b) you may complete and sign the enclosed form of proxy appointing the named persons or another person you choose to represent you and to vote your Shares at the Meeting.

If a Shareholder is a body corporate or association, the form of proxy must be signed by

a person duly authorized by that body corporate or association.

Completing, signing and returning your form of proxy does not prevent you from attending the Meeting in person.

Q. Must I use the enclosed form of proxy?

A. No. If you do not wish to use the enclosed proxy form, you may use any other form of proxy to appoint your proxyholder, although the Company's Articles require that a form of proxy be substantially in the form enclosed.

Q. Can I appoint someone other than the named proxyholders to vote my Shares?

A. Yes. Write the name of your chosen person, who need not be a Shareholder, in the blank space provided in the form of proxy. It is important to ensure that any other person you appoint as proxyholder will attend the Meeting, and is aware that his or her appointment has been made to vote your Shares and that he or she should present him/herself to a representative of CIBC Mellon.

Q. What if my Shares are registered in more than one name or in the name of my company?

A. If your Shares are registered in more than one name, all those registered must sign the form of proxy. If your Shares are registered in the name of your company or any name other than yours, you may require documentation that proves you are authorized to sign the form of proxy.

Q. What if I plan to attend the Meeting and vote in person?

A. If you plan to attend the Meeting and wish to vote your Shares in person, you do not need to complete or return the form of proxy. Your vote will be taken and counted at the Meeting. Please register with the scrutineer when you arrive at the Meeting.

If your Shares are not registered in your name, but you wish to attend the Meeting, please see "Voting by Non-Registered Shareholders" on page 6.

Q. What happens when I sign and return the form of proxy?

A. Signing the enclosed proxy gives authority to the persons named on the form, or to another person you have appointed, to vote your Shares at the Meeting in accordance with the voting instructions you provide.

Q. What do I do with my completed form of proxy?

A. Return it to the transfer agent, CIBC Mellon, in the envelope provided, so that it arrives no later than 11:00 a.m. (Vancouver time), on April 23, 2007.

Q. How will my Shares be voted if I return my proxy?

A. If your proxy is properly executed and returned by the above deadline, the persons named in the enclosed form of proxy will vote or withhold from voting your Shares in accordance with your instructions. **In the absence of such instructions, however, your Shares will be voted FOR the election of the Directors nominated by management, FOR the appointment of the Auditor and FOR the proposed amendments to the Company's Stock Option Plan.**

Q. If I change my mind, can I revoke my proxy once I have given it?

A. Yes. If you are a registered Shareholder you can revoke your proxy with an instrument in writing (which can be another proxy with a later date) executed by you or your attorney authorized in writing and delivered to CIBC Mellon, Suite 1600, 1066 West Hastings Street, Vancouver, B.C., V6E 3X1, no later than 11:00 a.m. (Vancouver time) on April 23, 2007 or to the individual chairing the Meeting on the date of the Meeting or any adjournment thereof.

Please note that your participation in person in a vote by ballot at the Meeting would automatically revoke any proxy you have given in respect of the item of business covered by that vote.

If you are not a registered Shareholder, see "Voting by Non-Registered Shareholders" on page 6.

Q. What documents are sent to Shareholders?

A. Shareholders will receive a package of the usual annual corporate documents (our 2006 Annual Report, including the Annual Information Form, the Notice, this Circular and the form of proxy).

Copies of our Annual Report, including our audited consolidated financial statements, are filed with Canadian securities regulators and are available at www.sedar.com under the Company's profile and may also be obtained, without charge, on request from the Corporate Secretary of West Fraser.

Q. Who are the Principal Shareholders of the Company?

A. The Principal Shareholders (persons or companies that beneficially own or exercise control or direction over more than 10% of the outstanding Shares of the Company) are set out in the Circular under the heading "Principal Shareholders".

Q. What if I have other questions?

A. If you have a question regarding the Meeting, please contact our Transfer Agent or the Corporate Secretary of West Fraser at (604) 691-7429.

Q. How can I contact the Transfer Agent?

A. You can contact the Transfer Agent at:

CIBC Mellon Trust Company
1600 - 1066 West Hastings Street
Vancouver, British Columbia V6E 3X1

Telephone: (604) 688-4330
(toll free throughout Canada: 1-800-387-0825)
Telecopier: (416) 368-2502
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com

VOTING BY NON-REGISTERED SHAREHOLDERS

Q. If my Shares are not registered in my name, how do I vote my Shares?

A. Our share register does not list non-registered or beneficial Shareholders. Their Shares are held in the name of an intermediary or a "nominee", which is usually a trust company, securities broker or other financial institution. If you are a non-registered Shareholder, there are two ways that you can vote your Shares:

1) By providing voting instructions to your nominee

Applicable securities laws require your nominee to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive, or have already received with these materials, from your nominee either a request for voting instructions or a form of proxy for the number of Shares you hold. Every nominee has its own mailing procedures and provides its own signing and return instructions, which you should follow carefully to ensure that your Shares are voted at the Meeting.

2) By attending the Meeting in person

The Company generally does not have access to the names of its non-registered Shareholders. Therefore, if you attend the Meeting, the Company will have no record of your shareholdings or of your entitlement to vote

unless your nominee has appointed you as proxyholder.

If you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions or form of proxy provided by your nominee to appoint yourself as proxyholder. If you are a non-registered Shareholder and instruct your nominee to appoint yourself as proxyholder, you should present yourself to the scrutineer of the Meeting with appropriate identification.

BUSINESS TO BE TRANSACTED AT THE MEETING

(See Notice of Annual General Meeting of Shareholders)

1) Presentation of Financial Statements

The consolidated financial statements for the year ended December 31, 2006 and the Auditor's Report for 2006 will be submitted to Shareholders at the Meeting, but no vote with respect thereto is required or proposed to be taken. The consolidated financial statements are included in our Annual Report which is being mailed to Shareholders with the Notice and this Circular.

2) Election of Directors

The table of nominees on the following pages sets out the name of each person proposed to be nominated for election as a Director, as well as other relevant information. The Board and management of the Company recommend the election of the nine nominees set out in the table of nominees to fill the nine positions as Director. Each Director elected at the Meeting will hold office until the next annual general meeting or until the Director's successor is appointed or elected.

The Directors may fill vacancies on the Board resulting from the death, resignation or retirement of Directors. As well, the Board is authorized to appoint up to two additional Directors to hold office until not later than the next annual general meeting.

3) Appointment of Auditor

The Auditor is to be appointed to serve until the close of the next annual general meeting of the Company, and the Directors are to be authorized to fix the Auditor's remuneration.

The Board of Directors and management of the Company, on the advice of the Audit Committee, recommend that PricewaterhouseCoopers LLP, Vancouver, Canada, be re-appointed as Auditor, at a remuneration to be fixed by the Directors.

A representative of PricewaterhouseCoopers LLP will be present at the Meeting and will have the opportunity to make a statement if the representative so desires. The representative will also be available to answer questions.

4) Amendment of Stock Option Plan

Shareholders will be asked to consider two proposed amendments to the Stock Option Plan. The first amendment will increase by 1.5 million the number of Common shares that may be issued under share purchase options granted under the Stock Option Plan. The second amendment adds certain limits on the number of share purchase options that may be issued to insiders of the Company, establishes certain restrictions on amendments to the Stock Option Plan without shareholder approval, provides for certain automatic extensions for share purchase options expiring during or within five business days of a blackout period under the Company's Securities Trading Policy and addresses certain incidental housekeeping matters. A detailed description of the proposed amendments is set out in this Circular.

INFORMATION REGARDING NOMINEES FOR ELECTION AS DIRECTORS

The following table sets out the name of each person we propose be nominated for election as a Director, as well as that person's position in the Company, residence and principal occupation, and the date that person first became a Director. Additional information concerning compensation and security holdings of Directors is included in this Circular under "Executive Compensation".

The term of office of each of the current Directors will expire at the conclusion of the Meeting. Each Director elected will hold office until the conclusion of the next annual general meeting of the Company at which a Director is elected, unless the Director's office is earlier vacated in accordance with the Articles of the Company or the provisions of the *Business Corporations Act* (British Columbia).

Unless otherwise indicated, the nominee has held the same or similar principal occupation with the organization set out below, or a predecessor of that organization, for the last five years. The information as to principal occupation and Shares beneficially owned or controlled by each nominee has been furnished by the respective nominee and is not within the knowledge of the management of the Company.

The following table also sets out committee memberships of the proposed nominees as at March 1, 2007. West Fraser has four committees: audit, compensation, safety & environment, and governance & nominating.

HENRY H. KETCHAM 	Director since September 16, 1985 Henry H. Ketcham was born on December 1, 1949 and currently resides in Vancouver, British Columbia, Canada. Mr. Ketcham is Chair of the Board and holds the offices of President and Chief Executive Officer of the Company. Mr. Ketcham is also a director and shareholder of Ketcham Investments, Inc., which owns 3,109,745 Common shares and 1,743,228 Class B Common shares of the Company. Mr. Ketcham has been actively involved with the Company since 1973. He is currently a director of The Toronto-Dominion Bank.
CLARK S. BINKLEY 	Director since February 1, 1992 Clark S. Binkley was born on December 1, 1949 and currently resides in Cambridge, Massachusetts, U.S.A. Since April 2005 Dr. Binkley has been the Managing Director of International Forestry Investment Advisors, a firm he founded to provide timberland investment advisory services to sophisticated investors. Between 1998 and 2005, Dr. Binkley was Senior Vice-President of Hancock Natural Resource Group, Inc., a timberland investment company. Between 1990 and 1998, Dr. Binkley was the Dean of the Faculty of Forestry at the University of British Columbia in Vancouver. Dr. Binkley is currently the Chair of the Safety & Environment Committee and a member of the Audit and the Governance & Nominating Committees. Dr. Binkley is currently a director of TimberWest Forest Corp. and Cellfor Inc., a private forest-biotechnology company.

J. DUNCAN GIBSON 	Director since April 29, 1997 J. Duncan Gibson was born on November 3, 1949 and currently resides in Toronto, Ontario, Canada. Since November 2001, Mr. Gibson has been a business investor. Before November 2001, Mr. Gibson was Vice-Chairman of the Commercial Banking Division of The Toronto-Dominion Bank. Mr. Gibson is currently the Chair of the Audit Committee and is a member of the Compensation and the Governance & Nominating Committees. Mr. Gibson is currently a director of FNX Mining Company Inc. and Futuremed Health Care Income Fund.
WILLIAM H. KETCHAM 	Director since April 23, 2002 William H. Ketcham was born on September 20, 1960 and currently resides in New York, New York, U.S.A. Mr. Ketcham is a Managing Director at Serafin Partners LLP, a private equity investment firm. From July 2003 until March 2005 he was a Managing Director at Fortress Investment Group LLC, a private equity investment firm. From December 2002 until July 2003 Mr. Ketcham was Managing Partner of Serafin Partners, LLP and from January 1999 to December 2002 he was Vice-President of Apex Learning Inc. A trust of the estate of Samuel Kendall Ketcham, of which Mr. Ketcham is a trustee and a beneficiary, owns 2,477,056 Common shares of the Company. Mr. Ketcham is a member of the Safety & Environment and the Governance & Nominating Committees. Mr. Ketcham does not currently serve as a director of any other public company.
WILLIAM P. KETCHAM 	Director since December 1, 1966 William P. Ketcham was born on July 9, 1925 and currently resides in Seattle, Washington, U.S.A. He was a co-founder of the Company and has been involved in the Company's affairs since its inception. Mr. Ketcham is Chairman of the Board of Henry H. Ketcham Lumber Co., Inc., a private investment company, located in Seattle and is a director and controlling shareholder of Tysa Investments, Inc. which owns 2,177,363 Common shares and 833,066 Class B Common shares of the Company. Mr. Ketcham is a member of the Audit and the Governance & Nominating Committees. Mr. Ketcham does not currently serve as a director of any other public company.
HARALD H. LUDWIG 	Director since May 2, 1995 Harald H. Ludwig was born on November 2, 1954 and currently resides in West Vancouver, British Columbia, Canada. Mr. Ludwig is President of Macluan Capital Corporation, a diversified private equity investment company. He is currently the Chair of the Compensation Committee and a member of the Governance & Nominating Committee. Mr. Ludwig is currently a director, Co-Chair of the board, and Chair of the Strategic Committee of Lions Gate Entertainment Corp. and a member of the Advisory Board of Tennenbaum Capital Partners, LLC (private equity).

BRIAN F. MacNEILL 	Director since September 18, 2000 Brian F. MacNeill was born on July 11, 1939 and currently resides in Calgary, Alberta, Canada. Mr. MacNeill is a Fellow Chartered Accountant and is Chair of the Board of Petro-Canada Inc., a Canadian-based energy exploration, development, refining and marketing company. In that capacity, he also serves as an *ex officio* member of each committee of the board of Petro-Canada. Before January 2001, Mr. MacNeill was President and Chief Executive Officer of Enbridge Inc. Mr. MacNeill is the Board's Lead Director and in that capacity is Chair of the Governance & Nominating Committee. He is also a member of the Compensation Committee. In addition to Petro-Canada Inc., Mr. MacNeill is currently a director of Telus Corporation and The Toronto-Dominion Bank.
ROBERT L. PHILLIPS 	Director since April 28, 2005 Robert L. Phillips was born on January 19, 1951 and currently resides in Vancouver, British Columbia, Canada. Prior to July 2004, Mr. Phillips was President and Chief Executive Officer of the BCR Group of Companies which was involved in rail transportation and marine terminal operations. Before joining BCR, Mr. Phillips was Executive Vice President, Business Development and Strategy for MacMillan Bloedel Limited and has held the position of President and Chief Executive Officer of the PTI Group Inc. and Dreco Energy Services Ltd. Mr. Phillips has also enjoyed a prestigious law career and was appointed Queen's Counsel in Alberta in 1991. Mr. Phillips is a member of the Safety & Environment and the Governance & Nominating Committees. Mr. Phillips is currently a director of several corporations, including Canadian Western Bank, EPCOR Utilities Inc., MacDonald, Dettwiler and Associates Ltd. and Precision Drilling Corporation. Mr. Phillips has attained degrees in chemical engineering, business and law from the University of Alberta.
JANICE G. RENNIE 	Director since April 28, 2004 Janice G. Rennie was born on June 29, 1957 and currently resides in Edmonton, Alberta, Canada. Mrs. Rennie is a Fellow Chartered Accountant and is currently a corporate director. From September 7, 2004 to September 9, 2005 she was the Senior Vice-President, Human Resources and Organizational Effectiveness of EPCOR Utilities Inc., a provider of energy, water and energy-related services and products on whose board Mrs. Rennie served for over 10 years. Before September 7, 2004, Mrs. Rennie was the Principal of Rennie & Associates which provided investment and related advice to small and mid-sized companies. Mrs. Rennie is a member of the Audit, the Safety & Environment and the Governance & Nominating Committees. Mrs. Rennie is currently a Trustee of Canadian Hotel Income Properties REIT and a director of Nova Chemicals Corporation, Greystone Capital Management Inc., Matrikon Inc. and Methanex Corporation.

All of the above nominees have consented to act as Director of West Fraser if elected. We do not contemplate that any of the proposed nominees will be unable to serve as a Director, but if that occurs for any reason before the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion.

PRINCIPAL SHAREHOLDERS

As of March 1, 2007, a total of 39,888,607 Common shares and 2,885,206 Class B Common shares were issued, each carrying the right to one vote.

To the knowledge of the Directors and senior officers of the Company, the only persons who, as at March 1, 2007 beneficially owned, directly or indirectly, or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to any class of voting securities of the Company are as follows:

Name of Beneficial Holder	Title of Class	Amount Beneficially Owned or Controlled	% of Class	% of Total Votes
Ketcham Investments, Inc. [1] Seattle, Washington	Common Class B Common	3,109,745 1,743,228	7.8 60.4	7.3 4.1 11.4
Tysa Investments, Inc. [2] Seattle, Washington	Common Class B Common	2,177,363 833,066	5.5 28.9	5.1 1.9 7.0
AIM Funds Management Inc.[3]	Common	4,749,692	11.9	11.1
Jarislowsky, Fraser Limited[4]	Common	6,195,879	15.5	14.5

(1) Ketcham Investments, Inc. is controlled by the family of Henry H. Ketcham, the Chair, President and Chief Executive Officer of the Company.

(2) Tysa Investments, Inc. is controlled by William P. Ketcham, a director of the Company.

(3) Disclosure as at April 10, 2006. Held on behalf of client accounts over which it has discretionary trading authority.

(4) Disclosure as at March 1, 2004. Includes holdings of mutual funds, pension funds, and other managed client accounts. The Company is not aware of any change in holdings since March 1, 2004.

THE AUDITOR

The current Auditor of the Company is PricewaterhouseCoopers LLP, Chartered Accountants, of 700 - 250 Howe Street, Vancouver, British Columbia. PricewaterhouseCoopers LLP has been our Auditor for more than five years.

The Auditor is elected by the Shareholders and performs its role as Auditor on behalf of the Shareholders. In connection with the audit of the Company's annual financial statements, the Auditor reports the results of the audit to the Shareholders. The Auditor is required to confirm to the Audit Committee its independence from management in connection with the audit in order to assure the Shareholders that the audit is effective. PricewaterhouseCoopers LLP has confirmed its independence from management in connection with the audit of the consolidated financial statements for the period ending December 31, 2006.

All services provided by the Auditor are subject to the pre-approval of the Audit Committee through established procedures and a written policy. Management provides regular updates to the Audit Committee of the services that the Auditor undertakes on the Company's behalf.

During 2006, the Audit Committee met with the Auditor and members of our senior management to review the overall scope and specific plans for the audit of our consolidated financial statements. In addition, the Auditor received and discussed our unaudited quarterly financial statements and earnings releases with management and the Audit Committee as required from time to time.

The Auditor, the Audit Committee and management maintain regular and open communications regarding the audit of our financial statements. No disagreements arose among the Auditor, the Audit Committee and management on matters affecting the audit of our financial statements.

For additional information concerning the Audit Committee and its members see "Audit Committee" in the Company's Annual Information Form for the year ended December 31, 2006, which is available at www.sedar.com under the Company's profile.

AMENDMENT OF STOCK OPTION PLAN

The Stock Option Plan is intended to provide an equity-based incentive to executives and key employees and, at the same time, promote the creation of value for Shareholders over the long term. Details of the current Stock Option Plan are included in the report on Executive Compensation of the Compensation Committee on page 27 under "Stock Option Plan" and page 29 under "Compensation of Directors and Senior Officers". A full copy of the current Stock Option Plan as well as the complete text of the proposed amended and restated Stock Option Plan will be provided to any Shareholder upon request in writing to the Corporate Secretary, Suite 501 – 585 Beatty Street, Vancouver, British Columbia, V6B 1C1 or by emailing to shareholder@westfraser.com.

Increase of Available Shares

Shareholders will be asked to consider a resolution to increase the maximum number of Common shares that may be issued on the exercise of share purchase options ("Options") under the Stock Option Plan by 1,500,000 Common shares (the "Share Increase Amendment"), in addition to certain other proposed amendments to the Stock Option Plan described below (the "Additional Amendments"). Both the Share Increase Amendment and the Additional Amendments (collectively, the "Proposed Amendments") have been approved by the Toronto Stock Exchange conditional upon Shareholder approval.

The Stock Option Plan has been in place and Options issued under it since 1994 and there are currently 3,505,506 Common shares authorized for issuance pursuant to Options granted under the Stock Option Plan. As of March 1, 2007, taking into account Options that have terminated or been cancelled, Options with respect to a net total of 2,459,886 Common shares, representing 5.8% of the total number of issued and outstanding Common shares and Class B Common shares, have been granted to participants under the Stock Option Plan and remain outstanding, Option exercises have resulted in the issuance of 128,792 Common shares, Options with respect to an additional 737,039 Common shares have been surrendered under the Cash Value Alternative (as defined below) provided for under the Stock Option Plan and 179,789 Common shares remain available for the grant of Options under the Stock Option Plan. As a result, as of March 1, 2007, a total of 2,639,675 Common shares are reserved for issuance pursuant to Options granted under the Stock Option Plan, representing 6.2% of the total number of issued and outstanding Common shares and Class B Common shares as of March 1, 2007.

If the Share Increase Amendment is approved, the maximum number of Common shares authorized for issuance pursuant to Options granted under the Stock Option Plan will be 5,005,506 which, taking into account those subject to Options that have been exercised or surrendered under the Cash Value Alternative, will, as of March 1, 2007, permit the Company to issue up to 4,139,675 Common shares pursuant to Options, representing 9.7% of the total number of issued and outstanding Common shares and Class B Common shares as of March 1, 2007.

In 2003 the Company amended the Stock Option Plan to permit a holder of an Option to surrender an option in exchange for the amount, per Common share, by which the market value of a Common share exceeds the exercise price of the Option (the "Cash Value Alternative"). Since implementation of the Cash Value Alternative, Options representing a total of 737,039 Common shares have been surrendered pursuant to it while only 31,603 Common shares have been issued on the exercise of outstanding Options.

West Fraser recognizes that Options granted to executives and key employees represent potential dilution of current Shareholdings. The Company's management believes that the Cash Value Alternative will significantly reduce the dilutive effect of Options granted under the Stock Option Plan while still providing the Company with a valuable employee incentive tool. Management also believes that, given the small number of Common shares that have been issued in connection with Option exercises since the implementation of the Cash Value Alternative, and that fact that most of the Directors have met the Company's minimum share ownership requirement, there will not be any material dilution of Shareholdings arising as a result of the exercise of Options granted under the Stock Option Plan. Management believes that the Stock Option Plan, with its Cash Value Alternative, operates in a manner similar to the types of long-term incentive plans currently recommended by major institutional shareholder groups for public companies in North America.

Additional Amendments

The Additional Amendments are as follows:

(a) to revise the amendment provisions of the Stock Option Plan to specify which amendments require Shareholder approval;

(b) to provide that when the expiry date of an Option occurs during or within five business days of one of the Company's blackout periods during which employees are restricted from trading in the Company's securities (including exercising Options), the Option expiry date will be the 10th business day following the expiry of the blackout period;

(c) to confirm that non-employee directors of the Company are ineligible to receive Options under the Stock Option Plan; and

(d) to establish certain limitations with respect to the number of Options held by insiders of the Company.

The rationale for each of these amendments is noted below.

Amendment Provisions

The Toronto Stock Exchange has announced that effective June 30, 2007 it would no longer permit amendments to be made to a stock option plan of a listed company unless its shareholders approve revised amendment provisions that specify the circumstances in which shareholder approval is or is not required for an amendment. The Board believes that, except for certain material changes to the Stock Option Plan (described below under "Resolutions – Additional Amendments"), it is important that the Board have the flexibility to make changes to the Stock Option Plan without Shareholder approval. Such amendments could include making appropriate adjustments to outstanding Options in the event of certain corporate transactions, the addition of provisions requiring forfeiture of Options in certain circumstances, specifying practices with respect to applicable tax withholdings and changes to enhance clarity or correct ambiguous provisions in the Stock Option Plan.

Blackout Periods

Under the Company's Securities Trading Policy, specified employees are restricted from trading in securities of the Company during periodic blackout periods under such policy or imposed by the Company. The Additional Amendments address the situation where an Option holder is unable to

exercise an Option expiring during or within five business days of a blackout period by providing that the expiry date of the Option will be the 10th business day following the expiry of the blackout period.

Non-Employee Directors Ineligible

In February of 2004 the Compensation Committee of the Board recommended that non-employee Directors no longer be eligible to receive Options under the Stock Option Plan. The Board accepted that recommendation and adopted a deferred share unit plan for those Directors. The Company is proposing to amend the Stock Option Plan to confirm that non-employee Directors are no longer eligible to receive Options under the Stock Option Plan.

Insiders

The Stock Option Plan currently does not contain restrictions with respect to Option holdings of "Insiders" (being Directors, officers and holders of more than 10% of the outstanding voting securities of the Company). The Company is proposing to amend the Stock Option Plan in order to restrict the number of Common shares that may be subject to Options held by Insiders as follows:

(a) annual grants of Options to Insiders will not be in respect of a number of Common shares that exceeds 1% of the total number of outstanding voting securities of the Company (the "Issued Shares");

(b) no single Insider will hold, at any time, Options that would permit the Insider to acquire a number of Common shares that, when combined with all other Common shares issuable to the Insider under any other equity compensation arrangements then in place, would exceed 5% of the Issued Shares;

(c) the total number of Options held at any time by Insiders will not permit them to acquire in total a number of Common shares that, when combined with all other Common shares issuable to Insiders under any other equity compensation arrangements then in place, would exceed 10% of the Issued Shares; and

(d) the number of Common shares that may be acquired by all Insiders during any 12-month period by exercising Options, when combined with all other Common shares issuable to Insiders under any other equity compensation arrangements then in place, may not exceed 10% of the Issued Shares.

Incidental and Ancillary Amendments

The Company is also proposing certain incidental and ancillary amendments to the Stock Option Plan at this time. None of those changes, on its own or together with all other such changes, constitutes a material change to the Stock Option Plan.

Resolutions

Shareholders will be asked at the Meeting to pass each of the following resolutions, with or without variation, relating to the Proposed Amendments:

Share Increase Amendment

THAT the Stock Option Plan be amended to provide that the number of Common shares that may be allotted for issuance pursuant to the exercise of share purchase options ("Options") under the Stock Option Plan be increased by an additional 1,500,000 Common shares, from 3,505,506 to 5,005,506.

Additional Amendments

THAT the Stock Option Plan be amended to:

1. change the amendment provisions of the Stock Option Plan to clarify that Shareholder approval is not required for amendments except for any amendment or modification that:

   (a) increases the number of Common shares reserved for issuance under the Stock Option Plan;

   (b) reduces the exercise price of an Option except for the purpose of maintaining Option value in connection with a subdivision or consolidation of, or payment of a dividend payable in, Common shares or a reorganization, reclassification or other change or event affecting the Common shares (for this purpose, cancellation or termination of an Option of a Stock Option Plan participant prior to its expiry date for the purpose of reissuing Options to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Option);

   (c) extends the term of an Option beyond the expiry date or allow for the expiry date to be greater than 10 years (except where an expiry date would have fallen within a blackout period of the Company);

   (d) permits Options to be assigned or exercised by persons other than the Option holder except for normal estate planning or estate settlement purposes;

   (e) expands the definitions of Directors, Officers or Employees for participation in the Stock Option Plan; or

   (f) permits equity compensation, other than Options, to be made under the Stock Option Plan;

2. provide that when an Option otherwise would have expired during or within five business days after a blackout period imposed under the Company's Securities Trading Policy, the expiry date will be the 10th business day following the expiry of the blackout period;

3. confirm that non-employee Directors of the Company are no longer eligible to receive Options under the Stock Option Plan;

4. restrict the granting of Options under the Stock Option Plan as follows:

   (a) annual grants of Options to Insiders are not to be in respect of a number of Common shares that exceeds 1% of the total number of outstanding voting securities of the Company (the "Issued Shares");

(b) no single Insider will hold, at any time, Options that would permit the Insider to acquire a number of Common shares that would exceed 5% of the Issued Shares;

(c) the total number of Options held at any time by Insiders will not permit them to acquire in total a number of Common shares that would exceed 10% of the Issued Shares;

(d) the number of Common shares that may be acquired by all Insiders during any 12-month period by exercising Options may not exceed 10% of the Issued Shares; and

5. make various other incidental and ancillary amendments that are not, either individually or in the aggregate, material.

To be effective each resolution must be passed by a majority of the votes cast thereon in person and by proxy by the Shareholders at the Meeting. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote in favour of the foregoing resolutions.

OUR CORPORATE GOVERNANCE POLICIES AND PROCEDURES

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices. In addition, the Company is subject to Multilateral Instrument 52-110 Audit Committees ("MI 52-110") which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees.

Governance Policy

Our Board of Directors believes that sound governance practices are essential to the effective and efficient operation of the Company and to the enhancement of Shareholder value. We established a corporate governance policy (the "Governance Policy") in 2002. You can review the full text of the Governance Policy on our website at www.westfraser.com.

The following disclosure has been prepared under the direction of our Governance & Nominating Committee and has been approved by the Board.

Board Chair

Henry H. Ketcham has served as the Chief Executive Officer and President of the Company since 1985. In 1996 he assumed the role of Board Chair. The Board has considered the issue of the Board Chair's relationship with management in the context of the need to ensure the Board's independence from management and has determined that the Board Chair is sufficiently aligned with Shareholder interests to ensure Board independence from management. The Board Chair is a director and shareholder, and is related to the other directors and shareholders, of Ketcham Investments, Inc., whose shareholdings are described under "Principal Shareholders" on page 11. Ketcham Investments, Inc. acts in concert with Tysa Investments, Inc. which is also a Principal Shareholder of the Company. The Board considers that these relationships assure that the Board Chair is closely aligned with Shareholder interests and that separating the position of Board Chair from executive functions is an unnecessary step. However, the Board has established the position of Lead Director to ensure that the Board's independence from management is clear both in fact and in appearance.

Lead Director

Brian MacNeill served as Lead Director during 2006. The Board has stipulated that if, and as long as, the Board Chair is also a member of management, the Board will ensure that one of its non-management Directors is appointed as Lead Director. The Lead Director's role is to focus on enhancing the effectiveness of the Board and to help ensure that it functions in an independent and cohesive fashion. In addition, the Lead Director participates in setting agendas for Board meetings, chairs regular meetings of the Governance & Nominating Committee of the Board (from which Directors who are members of management are excluded), acts as a liaison between members of the Board and management when necessary, and ensures that the Board has the resources necessary to effectively carry out its functions.

Governance & Nominating Committee

The Board has established a Governance & Nominating Committee comprised entirely of non-management Directors. The mandate of the Governance & Nominating Committee is summarized later in this Circular under "Committees of the Board". The Board, through the Governance & Nominating Committee, monitors changes to the regulatory, business and investment environments with respect to governance practices and regularly reviews governance issues with a view to ensuring that both our Governance Policy and the actual practice of the Company continue to serve the best interests of our Shareholders, employees and other stakeholders.

Code of Conduct

In 2004 our Board approved a Code of Conduct for the Company, its Directors, officers and employees. The Code sets out expectations for safety and health, environmental stewardship, conflicts of interest, ethical conduct and other areas of corporate activity. The Code includes an acknowledgement with respect to compliance to be signed annually by all Directors and members of management. The Code also makes provision for a "whistle-blower" procedure which provides for reporting of potential breaches of the Code to a non-management source in circumstances where a report to management might be considered necessary or advisable. The full text of the Code of Conduct may be viewed on our website at www.westfraser.com.

Charters

The Board has developed and approved formal charters for each of the Audit, Governance & Nominating and Safety & Environment Committees as well as formal position descriptions for each of the positions of Board Chair, Lead Director and Chief Executive Officer. The Board Chair's general mandate is to ensure the effective and independent conduct of the Board, the Lead Director's general mandate is to plan and chair meetings of the Governance & Nominating Committee without management representatives present, and the Chief Executive Officer's general mandate is to implement the Company's strategic and operating plans and enhance Shareholder value. These materials have also been reproduced on our website at www.westfraser.com.

Minimum Share Ownership

Finally, on the recommendation of our Compensation Committee, we have developed a minimum requirement with respect to ownership of Shares that applies to every Director. Each Director must acquire and hold a minimum of 5,000 Shares of the Company or the equivalent in deferred share units. As a transition, each Director will have a period of five years from the later of the date of the Director's election as a Director and February of 2005 to acquire the minimum holding. For a description of the Deferred Share Unit Plan see page 33 – "Executive Compensation – Directors' Remuneration".

Mandate of the Board

Our Board has explicitly assumed overall responsibility for the stewardship of the Company, including responsibility for (i) adoption of a strategic planning process and approval of a strategic plan, (ii) identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks, (iii) succession planning, including appointing, training and monitoring of senior management, (iv) implementation of a communication policy for the Company regarding disclosure of corporate information, and (v) the integrity of the Company's internal control and management information systems including accounting systems.

The Board met 6 times in 2006, including 5 regularly scheduled meetings. During the regularly scheduled meetings, the Board received, reviewed and contributed to management's long-term strategic planning and proposed annual operating and capital plans, taking into account identified business opportunities and business risks. In conjunction with the ongoing planning process, the Board regularly reviews, with management, the strategic environment, the emergence of new opportunities and risks, and the implications for the strategic direction of the Company. The additional meeting was convened to consider a potential acquisition opportunity and related matters.

The Board has identified the principal risks of the Company's business and has, with management, established systems and procedures to ensure that these risks are monitored. These systems and procedures include the effective management of the Company's manufacturing assets, forest resources and financial resources, and ensure compliance with all regulatory obligations.

The Board receives and reviews regular reports on the Company's operations, including reports dealing with safety and environmental issues.

The Board is responsible for the supervision of senior management to ensure that the operations of the Company are conducted in accordance with objectives set by the Board. All appointments of senior management are approved by the Board. As part of the Company's planning process, succession planning for senior management positions is regularly reviewed and discussed.

Corporate Disclosure Policy

The Board has, as part of our Governance Policy, approved a Corporate Disclosure Policy that is intended to ensure that all material information relating to the Company is communicated appropriately to the public, our Shareholders and our other stakeholders. The Policy also applies to the dissemination of annual and quarterly reports, press releases and environmental reports. The Corporate Disclosure Policy may be viewed on our website at www.westfraser.com. In addition to annual general meetings, meetings are held from time to time each year between management and various investors, investment analysts, credit rating agencies and financial institutions, all of which will be governed by the Corporate Disclosure Policy.

Audit Committee

The Board, through the Audit Committee, is responsible for overseeing the Company's financial reporting and audit process, considering the effectiveness of its system of internal controls and its process for monitoring compliance with applicable financial reporting and disclosure laws and its own policies. The Audit Committee generally meets twice annually with the Auditor to discuss the annual audit. These meetings are in addition to regular meetings during which the Audit Committee reviews and approves the Company's quarterly reports. The Auditor also participates in these regular meetings. The Audit Committee has complete and unrestricted access to the Auditor.

Decisions Requiring Prior Approval by the Board

The Board has overall responsibility for the stewardship of the Company. Any responsibility that is not delegated to senior management or to a committee of the Board remains with the full Board. The Company maintains policies with respect to matters requiring prior approval of the Board. These policies, and understandings between management and the Board through previous Board practice and accepted legal practice, require that the Company's annual operating and capital plans, significant capital expenditures and all transactions or other matters of a material nature must be presented by management for approval by the Board.

Shareholder Feedback and Concerns

In addition to the information provided to Shareholders in connection with the annual general meeting of Shareholders and the continuous disclosure requirements of securities regulatory authorities, we maintain a policy of ongoing communication with investors and representatives of the investment community. This process consists of periodic meetings with investment fund managers and investment analysts as well as individual investors and Shareholders, although always in circumstances that assure full compliance with applicable disclosure requirements. All news releases issued by us are available for viewing on our website at www.westfraser.com. Inquiries by Shareholders are directed to and dealt with by senior management. All communications are subject to the Company's Corporate Disclosure Policy.

Expectations of Management

The Board has determined its expectations of management which include provision of information and implementing processes that enable the Board to identify risks and opportunities for the Company, the identification of appropriate comparisons and benchmarks against which the Company's performance may be measured and the provision of data that permits the Board to monitor ongoing operations, and management understands these expectations. As part of the ongoing process of monitoring the performance of management, the Board receives operational updates on each business unit of the Company at each Board meeting. These updates compare actual performance to the Company's annual forecast and historical results and include discussion of all significant variances.

As part of the monitoring process, the President and Chief Executive Officer submits to the Board at the beginning of each year a written report setting out goals, expectations and priorities for the year. These are reviewed by the Board and may be varied based on the Board's comments. At the end of the year, a report is submitted by the President and Chief Executive Officer that sets out achievements relative to the original goals and expectations. Both the Board and the President and Chief Executive Officer expect that the level of such achievement will be taken into account when establishing the executive's compensation for the following year.

Composition of the Board

We are required to disclose which of our Directors are, or are not, "independent" as that term is used in MI 52-110. Seven of nine of our Directors are independent. Below is a summary of the basis of our determinations:

Name	Determination and Basis
Henry H. Ketcham	Non-Independent Basis for Determination: Serves as Chair, President and Chief Executive Officer of the Company.
William H. Ketcham	Non-Independent Basis for Determination: Sibling served as an executive officer of the Company within past three years.
Clark S. Binkley	Independent
J. Duncan Gibson	Independent
William P. Ketcham	Independent
Harald H. Ludwig	Independent
Brian F. MacNeill	Independent
Robert L. Phillips	Independent
Janice G. Rennie	Independent

William H. Ketcham, a Director, is the brother of Sam Ketcham who served as our Vice-President, Administration until December 13, 2005. As such he is not considered independent under MI 52-110 and does not qualify to serve as a member of the Audit Committee. William H. Ketcham is also the cousin of Henry H. Ketcham, the Company's Chair, Chief Executive Officer and President, is a nephew of William P. Ketcham, a Director of the Company, and is a trustee of one of West Fraser's principal Shareholders. The Board has considered these relationships and interests, including the shareholding interests of Henry H. Ketcham and Sam Ketcham, and has determined that William H. Ketcham is sufficiently independent of management and has interests aligned with Shareholders to an extent that qualifies him to be a member of the Governance & Nominating Committee and make a valuable contribution in that role.

William P. Ketcham is one of three founders of the Company and is the uncle of Henry H. Ketcham, William H. Ketcham and Sam Ketcham. He also controls one of the Company's principal Shareholders, Tysa Investments, Inc. – see page 11 – "Principal Shareholders". The Board has considered these relationships and interests, including the shareholding interests of his three nephews, and has determined that William P. Ketcham is sufficiently independent of management and has interests aligned with Shareholders to an extent that qualifies him to be a member of the Audit and Governance & Nominating Committees and make a valuable contribution in those roles.

The Governance & Nominating Committee, which is comprised of all Directors other than Henry H. Ketcham, the Company's Chair, Chief Executive Officer and President, meets without any members of management being present as part of each regularly scheduled meeting of the Board. There were five such meetings during 2006. However, because William H. Ketcham is a member of the Governance & Nominating Committee, such meetings do not technically qualify as meetings of the independent Directors where all non-independent Directors are not in attendance. However, the Governance & Nominating Committee has determined that the presence of William H. Ketcham at its meetings does not inhibit open and candid discussion among its independent Directors and that William H. Ketcham plays an important and valuable role as a member of the Committee.

Committees of the Board

The Board has concluded that, because of its relatively small size, committees of the Board should be kept to a minimum so that all members of the Board are able to participate in discussions on significant issues. Therefore, the Board has not appointed an executive committee. Matters that are outside of management's authority are reported to and approved by the Board.

Committees of the Board may engage outside advisors at the expense of the Company. Under the Governance Policy an individual Director may, with the approval of the Board, retain an outside advisor at the Company's expense.

The Board has appointed the following four committees of the Board, each of which is comprised entirely of Directors who are not members of management of the Company: Audit, Compensation, Safety & Environment, and Governance & Nominating.

Audit Committee

Chair: J. Duncan Gibson

Other Members: Clark S. Binkley
William P. Ketcham
Janice G. Rennie

The full text of the Audit Committee Charter is available for viewing on our website at www.westfraser.com. The Audit Committee is responsible for reviewing our annual financial statements and making recommendations as to approval of the annual financial statements by the Board. Material issues related to the audit of our internal control and management information systems are discussed with the Audit Committee as they arise. The Audit Committee has also been delegated the authority to approve certain of our quarterly financial statements and quarterly earnings announcements before publication. The Audit Committee has direct access to the Auditor and is responsible for approving the nomination, and establishing the independence, of the Auditor. The role of the Audit Committee has been discussed at various times with our Auditor.

Under MI 52-110, the Audit Committee must be comprised of independent directors. An "independent director" is a director that has no direct or indirect material relationship with the Company, including not being affiliated with management or the Company in terms of specific family or commercial relationships. William P. Ketcham is the uncle of Henry H. Ketcham but this relationship does not disqualify him from serving as a member of the Audit Committee. The Board has considered this relationship and William P. Ketcham's interests as a founder and principal Shareholder of the Company, as well as his long-term participation in the oversight of the financial and operational affairs of West Fraser, and has determined that his participation as a member of the Audit Committee is in the best interests of all Shareholders.

Additional disclosure concerning the Audit Committee is contained in the Company's Annual Information Form, which is included in the Company's Annual Report, under the heading "Audit Committee".

Compensation Committee

Chair: Harald H. Ludwig

Other Members J. Duncan Gibson
Brian F. MacNeill

The Compensation Committee is responsible for reviewing and making recommendations to the Board with respect to the remuneration of senior management of the Company and the remuneration of each Director, and has the authority to grant Options to officers and employees under our Stock Option Plan. This Committee reviews the remuneration of Directors each year.

In 2004 the Compensation Committee recommended to the Board that Directors no longer be eligible to receive Options as part of their compensation. The Board has adopted and approved this recommendation as well as the introduction of a deferred share unit plan as part of a series of changes to the Company's Director compensation policies. For more details, see "Executive Compensation – Directors' Remuneration" on page 33.

Safety & Environment Committee

Chair: Clark S. Binkley

Other Members: William H. Ketcham
Robert L. Phillips
Janice G. Rennie

The Safety & Environment Committee is responsible for monitoring the Company's safety and environmental performance. The Committee conducts an ongoing review of the Company's safety and environment-related policies and performance, including compliance with applicable laws and regulations. The Committee also reviews the suitability and effectiveness of safety and environment management systems and environment sustainability certification programs to which the Company subscribes. The Charter of the Safety & Environment Committee may be viewed on our website at www.westfraser.com. Although William H. Ketcham is not considered independent under MI 52-110, the Safety & Environment Committee believes that he is in fact sufficiently independent of management and has interests sufficiently aligned with Shareholders in order to make him a valuable member of the Committee and as to not compromise the effectiveness of the Committee's activities.

Governance & Nominating Committee

Chair: Brian F. MacNeill

Other Members: Clark S. Binkley
J. Duncan Gibson
William H. Ketcham
William P. Ketcham
Harald Ludwig
Robert L. Phillips
Janice G. Rennie

The Governance & Nominating Committee is comprised of all Directors other than those considered related to management. The Charter of the Governance & Nominating Committee may be viewed on our website at www.westfraser.com. The Governance & Nominating Committee is responsible for providing support for the governance role of the Board and, as part of that support, reviews and makes recommendations on the composition of the Board, periodically assesses the function of the Board and its Committees, monitors developments in corporate governance and makes recommendations to the Board

with respect to amendments to its Charter. In addition, this Committee is responsible for establishing criteria and procedure for identifying candidates for election to the Board, engaging search firms, where necessary, and recommending (to the Board) nominees to stand for election as Directors. Although William H. Ketcham is not considered independent under MI 52-110, the Governance & Nominating Committee believes that he is in fact sufficiently independent of management and has interests sufficiently aligned with Shareholders in order to make him a valuable member of the Committee and as to not compromise an objective nomination process.

Orientation Program and Continuing Education

New Directors receive a broad range of materials that provide both historical and forward-looking information concerning West Fraser, its operations, senior management and the Board, and our strategic objectives. As part of our orientation program, new Directors have an opportunity to meet with senior management to discuss the business of the Company, receive historical and current operating and financial information and may tour selected facilities of the Company.

We do not have a formal continuing education program for our Directors. Each of our Directors has had, or currently has, executive or board of director responsibilities and there is a regular sharing of those experiences which assists our Board in identifying and adopting, on a continuing basis, best corporate practices.

Performance Reviews

The Governance & Nominating Committee conducts an annual review of the performance of the Board and its Committees. This review has been conducted both by way of a formal questionnaire and report and by informal interviews and discussions led by the Lead Director. To date no significant problem with respect to performance of the Board or any Committee has been identified.

The Board has also considered a "peer" or individual director review process and has determined that the size of the Board, the significant interaction of Directors at both Board and committee levels and the role of the Lead Director position make this additional review process unnecessary.

Meeting Attendance Record

In 2006 a 93% attendance record for Board meetings was achieved. The following chart sets out meeting attendance records of our Directors during 2006.

		Committees			
Director	Board Meetings	Audit	Compensation	Safety & Environment	Governance & Nominating
H.H. Ketcham	6 of 6	—	—	—	—
C.S. Binkley	6 of 6	5 of 6	—	2 of 2	5 of 5
J.D. Gibson	6 of 6	6 of 6	2 of 2	—	5 of 5
W.H. Ketcham	6 of 6	—	—	2 of 2	5 of 5

Director	Board Meetings	Committees: Audit	Compensation	Safety & Environment	Governance & Nominating
W.P. Ketcham	5 of 6	5 of 6	—	—	4 of 5
H.H. Ludwig	4 of 6	—	2 of 2	—	3 of 5
B.F. MacNeill	5 of 6	—	1 of 2	—	4 of 5
R.L. Phillips	6 of 6	—	—	2 of 2	5 of 5
J.G. Rennie	6 of 6	6 of 6	—	2 of 2	5 of 5

Mandatory Retirement

In 1994 the Board approved the mandatory retirement of Directors at age 70, other than Directors who were serving in that capacity at that time (this exemption would apply to Clark S. Binkley, Henry H. Ketcham and William P. Ketcham).

EXECUTIVE COMPENSATION

Report on Executive Compensation

Our policy with respect to executive compensation is to provide compensation to executive officers in the form of a base salary, employment benefits, annual bonus and long-term incentives such as Options in order to attract and retain the best possible management team. The total compensation is designed to be competitive with that provided by comparable companies in Canada to executive officers in similar positions. We use compensation surveys prepared by independent consulting firms to determine the relative status of our compensation packages.

Composition of the Compensation Committee

The Compensation Committee currently consists of three independent Directors. This Committee meets periodically to review matters relating to the compensation of Directors and executive officers. The Board gives final approval on all matters relating to the compensation of Directors and executive officers of the Company, other than the granting of Options under the Stock Option Plan, which may be granted by the Compensation Committee.

In establishing the compensation for the executive officers, including the Chief Executive Officer, the Compensation Committee considers competitive salaries for similar positions in Canada. This includes companies in the forest products sector as well as manufacturing companies in other sectors. The Company periodically participates in broad-based compensation surveys. This information along with Company-specific data is used to establish the compensation for executive officers.

Base Salaries

The Compensation Committee reviews base salaries and considers annual adjustments in October of each year. The most recent adjustments to base salaries were effective October 1, 2006.

In determining its recommendation for the base salary for each executive officer, the Committee applied a general increase similar to that used for all other salaried employees in the Company. In 2006 that general increase was 2.5%. The Committee then compared the resulting base salary to comparative salary data and in some cases, made an additional adjustment based on the comparative information.

Bonus Incentive Plan

The bonus incentive plan (the "Bonus Plan") covers all executive officers of the Company including the Chief Executive Officer. The Bonus Plan is designed to compensate executive officers in relation to the financial performance of the Company as a whole. The bonus is calculated as a percentage of current salary, with the percentage based on the annual return on average Common Shareholders' equity above a minimum return. In certain circumstances the Compensation Committee may recommend special adjustments to annual bonuses of executive officers.

In 2006 the annual return on average Common Shareholder's equity was affected by several extraordinary items including the sale of an interest in an Alberta power purchase agreement, the receipt of compensation for the expropriation of B.C. timber harvesting rights and the sale of the Company's interest in the Babine and Decker Lake sawmills. These matters are described in detail in the Company's 2006 consolidated financial statements and related Management's Discussion and Analysis. The Compensation Committee determined that the effect of these extraordinary items should be excluded from the annual return calculation for the purposes of the Bonus Plan.

In 2006 the Company received a refund of the deposits that it had been making since May 2002 on account of softwood lumber duties. The Company was then obliged to pay a special charge of approximately 18.06% of the refunded amount to the Canadian government and also remit a portion of the refunded amount to a third party pursuant to an earlier agreement. The net amount of the refund represented an after-tax gain of $289 million, which significantly increased earnings in 2006.

In determining whether to include the effect of the duty refunds in the annual return calculation, the Compensation Committee, in its deliberations in February 2007, had regard for the fact that duty deposits had reduced earnings for the same purpose in the four years preceding 2006 and thus reduced or eliminated bonus entitlement under the Bonus Plan during those years. The Compensation Committee arranged for the recalculation of bonus entitlements for the five years under consideration based solely on the approximate effect of the special charge had it applied during those five years. It was recognized that had this been the applicable duty rate during the five-year period other variables, such as the price of softwood lumber, may have been influenced and earnings may have been affected. However, the Compensation Committee considered this an appropriate crosscheck for the limited purpose of assessing the average annual bonus entitlement and, taking into account the timing of actual payments and the present-day value of funds, determined there was not a material difference between the average annual bonus rate under the recalculated scenario and the rate calculated based on including the entire net after-tax amount of the duty refunds in the 2006 earnings calculation.

The Compensation Committee also considered the benefit of being consistent and applying generally accepted accounting principles to the calculation. At the same time, the Compensation Committee was cognizant of the fact that if not for the duty refunds the Company's results were poor, reflecting the sharp decline in lumber prices coupled with the continuing strength of the Canadian dollar. After considering these and other issues, the Compensation Committee recommended to the Board, and the Board accepted the recommendation, that the entire net after-tax duty refund amount be included in the annual return calculation for the purpose of the 2006 bonus calculation.

In February 2007 the Board of Directors approved bonuses for executive officers in the aggregate amount of $3,340,680 to be awarded in respect of 2006 based on the annual return on average Common Shareholder equity in 2006. In 2006 the Compensation Committee recommended that bonuses in the aggregate amount of $699,455 be awarded in respect of 2005 based on the annual return on average Common Shareholder equity in 2005 and taking into account other performance and safety factors.

Stock Option Plan

The Board established the Stock Option Plan on February 24, 1994 to recognize contributions made by Directors, officers and employees and to provide an incentive for their continuing relationship with the Company and its subsidiaries. The Stock Option Plan has been amended from time to time, most recently effective June 17, 2003. As of March 1, 2007, taking into account Options that have terminated or been cancelled, the total number of Common shares that may be issued upon the exercise of the outstanding Options under the Stock Option Plan is 2,459,886, the weighted-average exercise price per Common share that may be issued under the outstanding Options is $36.59, and the total number of Common shares remaining available for future issuance pursuant to Options granted under the Stock Option Plan is 179,789, which results in a total of 2,639,675 Common shares reserved for issuance pursuant to Options granted under the Stock Option Plan representing 6.2% of the total number of issued and outstanding Common shares and Class B Common shares as of March 1, 2007.

In February 2007 the Compensation Committee granted Options to purchase a total of 394,500 Common shares under the Stock Option Plan compared to 302,200 Options granted in 2006. The total number of Common shares that are subject to outstanding Options as at March 1, 2007 is 2,459,886 of which 1,526,600 are exercisable. The Compensation Committee considers its own past practices as well as the practices of comparable companies when granting Options.

Under the Stock Option Plan, the exercise price per Common share will not be less than the closing price of the Common shares on the Toronto Stock Exchange on the last trading day before the Option is granted. The term of Options will be fixed by the Board or the Compensation Committee at not more than ten years and, unless otherwise determined by the Board or the Compensation Committee, Options vest at the rate of 20% per year after the first year of grant.

Under the Stock Option Plan, Options may not be exercised after a holder ceases to be an eligible participant except: in the case of death of an Option holder, any Option held may be exercised by the personal representative of the holder during a period ending on the earlier of two years after the date of death and the expiry date of the Option; in the case of retirement or total disability of an Option holder, any Option held may be exercised during a period ending on the earlier of five years after the date of retirement or disability and the expiry date of the Option; or in other cases, no later than the earlier of the expiry date of the Option and 30 days after the particular time. Options are not assignable, other than those that may be exercised by the personal representative of a deceased holder.

The number of Common shares subject to an Option, the exercise price per Common share and the total number of Common shares that may be made subject to Options under the Stock Option Plan will be adjusted proportionately in the event of any subdivision or consolidation of Common shares or any dividend payable in Common shares and will be adjusted as determined by the Board in the event of certain other reorganizations or other events affecting the Common shares.

The Stock Option Plan permits outstanding vested Options to be surrendered pursuant to the Cash Value Alternative by the holder to the Company in return for a cash payment equal to the accrued value of such Options. The accrued value of a surrendered Option is the amount by which the weighted average price per share at which the Common shares were traded on the last trading day exceeds the exercise price per

Common share applicable to the Option and the amount determined by the Compensation Committee as representative of the estimated costs avoided by the Option holder (such as trading commissions) by virtue of electing the Cash Value Alternative. As a result, the Company reflects outstanding Options as an expense item in its consolidated financial statements.

Since 2003, Directors have been ineligible for Option grants.

Chief Executive Officer's Compensation

The Compensation Committee recommends the compensation of the Chief Executive Officer following the same principles as are applied to all other executive officers. The Compensation Committee considers market competitive salary information for CEO positions in similar sized companies in Canada. This includes companies in the forest products sector as well as manufacturing companies in other sectors. The Company periodically participates in broad-based compensation surveys and also periodically seeks the advice of independent compensation consultants engaged to review our executive compensation program. This information, along with Company-specific data, is used to determine the competitiveness of the Chief Executive Officer's compensation and its alignment with the interests of Shareholders.

In 2006 Henry H. Ketcham earned a salary of $704,370, which represents an increase of 6.3% over his 2005 salary. In addition to his base salary, Henry H. Ketcham was awarded a bonus of $896,850 in respect of 2006. This compares with a bonus of $121,050 received in respect of 2005.

Summary

The Compensation Committee is responsible for recommending to the Board the level and nature of compensation for executive officers and Directors and may grant Options to officers and employees under the Stock Option Plan. In making its determinations the Committee has access to comparative data and receives advice from selected independent consultants.

Submitted by the Compensation Committee:
H.H. Ludwig (Chair)
J.D. Gibson
B.F. MacNeill

Performance Graph

The following graph compares the total cumulative return to a Shareholder who invested $100 in Common shares of the Company on December 31, 2001 with the cumulative total return of the S&P/TSX Composite Index, the TSX Paper & Forest Products Group of the Composite Index and the S&P/TSX Capped Materials Index for the same period.


260
240
220
200
180
160
140
120
100
80
60
2001
2002
2003
2004
2005
2006
West Fraser Timber Co. Ltd.
S&P / TSX Composite Index
S&P / TSX Paper & Forest Products Index
S&P / TSX Capped Materials Index

	December 31					
	2001	2002	2003	2004	2005	2006
West Fraser Timber Co. Ltd.	100	102	123	158	137	140
S&P/TSX Composite Index	100	88	111	127	158	185
S&P/TSX Paper and Forest Products Index	100	103	101	100	71	76
S&P/TSX Capped Materials Index	100	107	136	146	168	235

Notes:

(1) All returns are expressed on a total return basis (all cash and stock dividends reinvested in the index or security).

(2) All information per Bloomberg, Star Data Systems & the Toronto Stock Exchange.

(3) S&P/TSX Capped Materials Index was previously called S&P/TSX Canadian Materials Index. Name change was effective May 1, 2003.

Compensation of Directors and Senior Officers

During the financial period ended December 31, 2006, the aggregate direct remuneration paid or payable to Directors and senior officers by the Company and its Subsidiaries, all of whose financial statements are consolidated with those of the Company, was $7,703,385.

For the purposes of the following disclosure, the following officers are each a "Named Executive Officer" of the Company:

Henry H. Ketcham, Chair, President and Chief Executive Officer,
D. Wayne Clogg, Vice-President, Woodlands,

Gerald J. Miller, Executive Vice-President, Operations,
Martti Solin, Executive Vice-President, Finance and Corporate Development and Chief Financial Officer, and
Gary W. Townsend, President, Solid Wood Products.

The compensation of each of the Named Executive Officers for the Company's three most recently completed financial years is set out below:

Summary Compensation Table

		Annual			Long-Term	
Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Other Annual Compensation ($)[2]	Securities Under Options/ SARS Granted (#)[3]	All Other Compensation ($)[2]
Henry H. Ketcham Chair, President and Chief Executive Officer	2006 2005 2004	704,370 662,500 611,150	896,850 121,050 747,500	— — —	45,000 51,660 40,000	— — —
D. Wayne Clogg Vice-President, Woodlands	2006 2005 2004	261,630 249,125 240,963	266,520 57,288 263,913	— — —	13,700 17,510 10,000	— — —
Gerald J. Miller Executive Vice-President, Operations	2006 2005 2004	377,340 330,000 294,844	384,360 83,205 354,375	— — —	34,700 19,300 10,000	— — —
Martti Solin Executive Vice-President, Finance and Corporate Development and Chief Financial Officer	2006 2005 2004	373,590 317,500 267,894	384,360 77,298 340,500	— — —	34,300 19,300 10,000	— — —
Gary W. Townsend President, Solid Wood Products	2006 2005 2004	377,340 330,000 294,844	384,360 83,205 354,375	— — —	34,700 19,300 10,000	— — —

(1) Bonuses are paid in cash in the year following the year in which they are earned.
(2) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of total compensation for any of the Named Executive Officers.
(3) See "Compensation Committee Report on Executive Compensation - Stock Option Plan". The Company does not maintain any long-term incentive plan for executive officers.

The Options granted to each of the Named Executive Officers during the financial year ended December 31, 2006 pursuant to the Stock Option Plan were as follows:

Options/SAR Grants During The Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted[1] (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Henry H. Ketcham	45,000	14.9	41.19	41.19	February 17, 2016
D. Wayne Clogg	13,700	4.5	41.19	41.19	February 17, 2016
Gerald J. Miller	34,700	11.5	41.19	41.19	February 17, 2016
Martti Solin	34,300	11.4	41.19	41.19	February 17, 2016
Gary W. Townsend	34,700	11.5	41.19	41.19	February 17, 2016

The number and value of all Options exercised during the year and the values of all outstanding Options and rights at the end of 2006 were as follows:

Aggregated Options/SARs Exercised During The Most Recently Completed Financial Year And Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Henry H. Ketcham	—	—	348,192/153,888	4,279,947/414,383
D. Wayne Clogg	—	—	81,312/44,598	984,353/104,061
Gerald J. Miller	—	99,998	108,290/67,030	1,326,888/108,051
Martti Solin	—	—	94,980/66,630	1,161,121/107,975
Gary W. Townsend	—	—	81,670/67,030	984,353/108,051

Pension Plans

The majority of our full-time salaried employees are covered by non-contributory pension plans which provide a pension equal to 2% of the average of the employee's highest compensation (which includes base salary and bonuses) for any consecutive 60-month period in that employee's final 10 years with the Company multiplied by the number of years of credited service with the Company. Normal retirement is at age 65. Each of these pension plans allows for early retirement at age 55 with a minimum service requirement of two years. Benefits provided for early retirement are reduced by 4% per year for

retirement between the ages of 55 and 57 and by 3% per year for retirement between the ages of 58 and 59. No reduction is made for retirement between the ages of 60 and 64.

The estimated annual pension payable upon retirement, assuming no reduction for early retirement and based on the standard form life annuity for a minimum of 60 months with no joint survivor pension, is as follows:

Estimated Annual Benefits Payable Upon Retirement

Annual Compensation	Years of Service					
	20 Years	25 Years	30 Years	35 Years	40 Years	45 Years
$400,000	$160,000	$200,000	$240,000	$280,000	$320,000	$360,000
$500,000	$200,000	$250,000	$300,000	$350,000	$400,000	$450,000
$600,000	$240,000	$300,000	$360,000	$420,000	$480,000	$540,000
$700,000	$280,000	$350,000	$420,000	$490,000	$560,000	$630,000
$800,000	$320,000	$400,000	$480,000	$560,000	$640,000	$720,000
$900,000	$360,000	$450,000	$540,000	$630,000	$720,000	$810,000
$1,000,000	$400,000	$500,000	$600,000	$700,000	$800,000	$900,000
$1,100,000	$440,000	$550,000	$660,000	$770,000	$880,000	$990,000
$1,200,000	$480,000	$600,000	$720,000	$840,000	$960,000	$1,080,000
$1,300,000	$520,000	$650,000	$780,000	$910,000	$1,040,000	$1,170,000
$1,400,000	$560,000	$700,000	$840,000	$980,000	$1,120,000	$1,260,000
$1,500,000	$600,000	$750,000	$900,000	$1,050,000	$1,200,000	$1,350,000

Compensation for the purposes of the pension plans is defined as the average annual compensation, including salary and bonus, of the highest consecutive 60-month period in the last 10 years' service with the Company.

The benefits listed in the table are not subject to any deduction for Canada Pension Plan or other offset amounts.

The estimated years of credited service under the pension plans at the normal retirement age of 65 for each Named Executive Officer would be as follows:

Henry H. Ketcham	42 years
D. Wayne Clogg	39 years
Gerald J. Miller	35 years
Martti Solin	20 years
Gary W. Townsend	39 years

Pension Expense Related to Service and Compensation

Amounts reported in the table below represent the pension service cost related to 2006 for each of the Named Executive Officers.

Name	2006 pension service cost
Henry H. Ketcham	$223,600
D. Wayne Clogg	$76,100
Gerald J. Miller	$104,600
Martti Solin	$110,400
Gary W. Townsend	$110,800

Directors' Remuneration

As with the executive officers of the Company, Directors' remuneration is adjusted periodically to provide competitive compensation for services provided as a Director of the Company. Current remuneration (which applies until April 25, 2007) for each Director is as follows:

Annual retainer	$50,000
Board meeting attendance fee	$1,500 per meeting
Annual Committee Chair retainer	$10,000 per Committee
Annual committee retainer	$2,000 per Committee
Committee meeting attendance fee	$1,500 per meeting
Lead Director	$30,000 per year

Annual retainers are paid monthly.

To ensure that the interests of the Directors are appropriately aligned with those of our Shareholders, each Director is required to acquire and hold a minimum of 5,000 Common shares or deferred share units or a combination of each. A Director has five years from the later of the date the Director is first elected as a Director and February of 2005 to accumulate the minimum equity holding.

A Director who is an employee of the Company does not receive Director's fees. Directors are also reimbursed for out-of-pocket expenses incurred in attending meetings of the Board or committee meetings or otherwise on Company business.

The Company has a Directors' Share Compensation Plan (the "Compensation Plan"). The purpose of the Compensation Plan is to enable Directors to participate in the growth of the Company by receiving Common shares in lieu of cash for services performed as Directors. Under the Compensation Plan, Common shares are issued after each quarter at a price per share equal to the weighted average of the trading price for the Common shares on the Toronto Stock Exchange for the last five trading days in the quarter.

No Common shares were issued to Directors during 2006 in lieu of cash under the Compensation Plan.

The Company has a Deferred Share Unit Plan ("DSU Plan") which provides a structure for the Directors to accumulate an equity-like holding in the Company. The DSU Plan allows Directors to participate in the growth of the Company by providing a deferred payment based on the total Shareholder return over a

specific period. Each Director may elect to receive up to 100% of annual retainers and meeting fees in deferred share units ("Units"). The Units are issued based on the Company's Common share price at the time of issue. Additional Units are issued to take into account the value of dividends paid on Common shares from the date of issue to the date of redemption. Units are redeemable only after a Director retires, resigns or otherwise leaves the Board and the redemption value is equal to the Common share price at the date of redemption. A unitholder may elect to redeem Units in cash or in Common shares. Units qualify as equity for the purposes of the minimum equity holding requirement for Directors.

Total Director Compensation
2006

Director	Total Compensation Earned	Payment		
		Cash	Shares	DSUs[1]
Clark S. Binkley	$81,500	$40,750	-	$40,750
J. Duncan Gibson	$83,000	$41,500	-	$41,500
William H. Ketcham	$64,000	$64,000	-	-
William P. Ketcham	$67,000	$67,000	-	-
Harald H. Ludwig	$69,000	-	-	$69,000
Brian F. MacNeill	$91,000	-	-	$91,000
Robert L. Phillips	$64,000	$64,000	-	-
Janice G. Rennie	$75,000	$37,500	-	$37,500

(1) Notional value (number of Units times market value of a Common share) at time of grant.

Direct and Indirect Share and Other Holdings of Current Directors
(as at March 1)

	Shares[1]		Share Purchase Options		DSUs	
	2007	2006	2007	2006	2007	2006
Henry H. Ketcham[2]	192,948	192,948	625,080	457,080	Nil	Nil
Clark S. Binkley	8,986	7,086	30,854	34,181	2,640.9	1,566.7
J. Duncan Gibson	6,475	6,475	30,854	30,854	2,672.4	1,579.6
William H. Ketcham[3]	752,109	752,109	6,050	6,050	Nil	Nil
William P. Ketcham[4]	3,010,429	4,260,429	30,854	34,181	Nil	Nil
Harald H. Ludwig	5,738	5,738	30,854	34,181	4,520.6	2,705.6
Brian F. MacNeill	2,102	2,102	18,150	18,150	5,963.8	3,561.3
Robert L. Phillips	3,500	2,500	Nil	Nil	Nil	Nil
Janice G. Rennie	500	500	Nil	Nil	3,158.7	2,157.1

(1) Includes Common and Class B Common shares.
(2) Does not include holdings of Ketcham Investments, Inc.
(3) Does not include holdings of a trust of the estate of Samuel Kendall Ketcham.
(4) Includes holdings of Tysa Investments, Inc.

Indebtedness of Directors, Executive Officers and Employees

Aggregate Indebtedness

The following table sets out the aggregate indebtedness outstanding of all Directors, executive officers, employees and former Directors, executive officers and employees of the Company or any of its subsidiaries as at March 1, 2007.

AGGREGATE INDEBTEDNESS ($)		
Purpose	**To the Company or its Subsidiaries**	**To Another Entity**
Share purchases	$285,125	Nil
Other	$438,181	Nil

Indebtedness of Directors and Executive Officers Under Securities Purchase Programs

Name and Principal Position	Lending Company	Largest Amount Outstanding During 2006 ($)	Amount Outstanding as at March 1, 2007 ($)	Financial Assisted Securities Purchases During 2006 (#)	Security for Indebtedness	Amount Forgiven during 2006
Rodger M. Hutchinson Vice-President, Corporate Controller	West Fraser Timber Co. Ltd.	$20,661	$13,260	Nil	Common shares	Nil
Christopher D. McIver Vice-President, Lumber Sales	West Fraser Timber Co. Ltd.	$20,661	$13,260	Nil	Common shares	Nil
Edward R. Seraphim Vice-President, Pulp and Paper	West Fraser Timber Co. Ltd.	$20,661	$13,260	Nil	Common shares	Nil

These and similar loans were granted in 1998 to certain employees, excluding executive officers, to enable them to acquire Common shares of the Company. The loans are interest-free and are secured by the acquired Common shares. The loans are repayable in annual instalments to 2008. Dividends received on the Common shares held as security are applied to the outstanding balance of the loan.

The loans granted to Messrs. Hutchinson, McIver and Seraphim were granted before they became executive officers of the Company.

ADDITIONAL INFORMATION

You can find additional information (including financial information) relating to the Company in our Annual Report for the year ended December 31, 2006, which includes the Company's Annual Information Form dated February 15, 2007 and the Company's audited financial statements for the years ended December 31, 2006 and 2005 and the accompanying audit report and management's discussion and analysis. The Annual Report is posted on our website (www.westfraser.com) and can also be found on SEDAR (www.sedar.com) by clicking on "search database" and filling in the company name. Copies of the Annual Report and the relevant portion of any documents incorporated by reference in the Annual Report, as well as additional copies of this Circular, may be obtained upon request from the Secretary of the Company, Suite 501 – 858 Beatty Street, Vancouver, British Columbia, V6B 1C1.

DATED at Vancouver, British Columbia, March 30, 2007.

BY ORDER OF THE BOARD

Henry H. Ketcham
Chair of the Board, President and
Chief Executive Officer

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The annual general meeting (the "Meeting") of shareholders of WEST FRASER TIMBER CO. LTD. (the "Company") will be held at 1250 Brownmiller Road, Quesnel, British Columbia on April 25, 2007 at 11:00 a.m., local time, for the following purposes:

1. to receive the report of the directors of the Company;
2. to receive the consolidated financial statements of the Company for its fiscal year ended December 31, 2006, together with the auditor's report thereon;
3. to elect the directors of the Company to hold office until the close of the next annual meeting;
4. to appoint an auditor of the Company to hold office until the close of the next annual general meeting and to authorize the directors to fix the auditor's remuneration;
5. to consider and, if deemed advisable, approve the proposed amendments of the 1994 Director, Officer and Employee Stock Option Plan of the Company by way of two separate and independent resolutions;
6. to consider any amendment to or variation of any matter identified in this Notice; and
7. to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular and a copy of the Annual Report of the Company for the year ended December 31, 2006 accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting. The Annual Report includes the consolidated financial statements and the auditor's report.

A shareholder of the Company who is unable to attend the Meeting in person and who wishes to ensure that the shareholder's shares will be voted at the Meeting must complete, date and sign the enclosed form of proxy and deliver it by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

Shareholders registered at the close of business on March 16, 2007 will be entitled to receive this Notice and to vote at the Meeting.

DATED at Vancouver, British Columbia, March 30, 2007.

BY ORDER OF THE BOARD

Henry H. Ketcham
Chair of the Board, President and
Chief Executive Officer

14

RECEIVED

2007 JUN -1 A 10:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 52-109F1

Certification of Annual Filings

I, Henry H. Ketcham, Chairman, President and Chief Executive Officer of West Fraser Timber Co. Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of West Fraser Timber Co. Ltd. (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer's internal control over financial reporting.

Date: March 30, 2007.

Henry H. Ketcham
Chairman, President and Chief Executive Officer

1420483.1

15

FORM 52-109F1

Certification of Annual Filings

I, Martti Solin, Executive Vice-President, Finance and Chief Financial Officer of West Fraser Timber Co. Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of West Fraser Timber Co. Ltd. (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer's internal control over financial reporting.

Date: March 30, 2007.

Martti Solin
Executive Vice-President, Finance and
Chief Financial Officer

1420472.1



WEST FRASER TIMBER CO. LTD.

WEST FRASER MILLS LTD.





LUMBER

B.C.
100 Mile House
Chasm
Chetwynd
Fraser Lake
Houston
Quesnel (3 mills)
Smithers
Terrace
Williams Lake

ALBERTA
Blue Ridge[1]
Hinton
Slave Lake[2]
Sundre[3]

U.S.
Huttig[4]
Joyce[4]

PANELS

MDF
Blue Ridge[5]
Quesnel

PLYWOOD
Edmonton[2]
Quesnel
Williams Lake

VENEER & LVL
Rocky Mountain House[3]
Slave Lake[2]

PULP & PAPER

LINERBOARD & KRAFT PAPER
Kitimat

PULP
Hinton
Quesnel
Quesnel (50%)[6]
Slave Lake

NEWSPRINT
Whitecourt (50%)[7]

1. Owned through Blue Ridge Lumber Inc., a wholly-owned subsidiary.
2. Owned through Alberta Plywood Ltd., a wholly-owned subsidiary.
3. Owned through Sundre Forest Products Inc., a wholly-owned subsidiary.
4. Owned through West Fraser, Inc., a wholly-owned subsidiary.
5. Owned through Ranger Board Inc., a wholly-owned subsidiary.
6. Joint-venture interest in Cariboo Pulp & Paper Company.
7. Joint-venture interest in Alberta Newsprint Company owned through West Fraser Newsprint Ltd., a wholly-owned subsidiary.

(figures are in thousands of Canadian dollars, except where indicated)

21 Earnings per share

Basic earnings per share are calculated based on earnings available to Common shareholders, as set out below, using the weighted average number of Common shares outstanding. Diluted earnings per share assume the exercise of options using the treasury stock method.

	2006	2005
Earnings available to shareholders	$ 397,997	$ 107,650
Weighted average number of shares		
Weighted average shares - basic	42,751,422	42,731,125
Share options - treasury stock method	375,924	556,334
Weighted average number of shares - diluted	43,127,346	43,287,459
Earnings per share (dollars)		
Basic	$ 9.31	$ 2.52
Diluted	$ 9.23	$ 2.49

(figures are in millions of Canadian dollars, except where indicated)

22 Segmented information

The segmentation of the Company's manufacturing operations into lumber, panels and pulp and paper is based on a number of factors, including similarities in products, production processes, and economic characteristics. The accounting policies of each segment are the same as those described in note 1.

2006

	Lumber	Panels	Pulp & paper	Corporate and other	Consolidated
Sales at market prices					
To external customers	$ 1,755.6	$ 475.1	$ 1,095.1	$ -	$ 3,325.8
To other segments	83.4	7.6	-	-	
	$ 1,839.0	$ 482.7	$ 1,095.1	$ -	
EBITDA[1]	$ 518.0	$ 52.8	$ 122.8	$ (11.6)	$ 682.0
Amortization	117.6	39.7	91.0	3.6	251.9
Restructuring charge	-	-	37.6	-	37.6
Operating earnings (loss)	400.4	13.1	(5.8)	(15.2)	392.5
Interest income (expense) - net	29.5	(6.3)	(11.0)	0.2	12.4
Exchange loss on long-term debt	-	-	-	(0.7)	(0.7)
Gain on sale of power purchase agreement	2.2	8.4	51.2	-	61.8
Gain on sale of assets held for sale	21.7	-	-	-	21.7
Gain on timber take-back	13.6	-	-	-	13.6
Other income (expense)	13.8	0.4	(0.2)	7.0	21.0
Earnings (loss) before income taxes and non-controlling interest	$ 481.2	$ 15.6	$ 34.2	$ (8.7)	$ 522.3
Total capital employed[1]	$ 1,479.6	$ 422.3	$ 1,008.9	$ 410.5	$ 3,321.3
Identifiable assets	$ 1,773.7	$ 466.2	$ 1,100.6	$ 677.9	$ 4,018.4
Capital expenditures	$ 123.0	$ 19.9	$ 66.5	$ 2.2	$ 211.6
Sales by geographic area					
Sales to external customers					
USA	$ 1,281.3	$ 150.9	$ 398.8	$ -	$ 1,831.0
Canada	355.1	314.0	84.6	-	753.7
Europe	-	-	116.8	-	116.8
Far East	119.1	10.2	307.9	-	437.2
Other	0.1	-	187.0	-	187.1
	$ 1,755.6	$ 475.1	$ 1,095.1	$ -	$ 3,325.8
Property, plant, equipment and timber by geographic area					
Canada					$ 2,042.8
USA					91.1
					$ 2,133.9

(1) **Non-GAAP measures:**

a) EBITDA is defined as operating earnings plus amortization of property, plant, equipment and timber plus restructuring charge.

b) Capital employed is defined as identifiable assets less current non-interest bearing liabilities at year-end.

(figures are in millions of Canadian dollars, except where indicated)

2005

	Lumber	Panels	Pulp & paper	Corporate and other	Consolidated
Sales at market prices					
To external customers	$ 2,020.9	$ 511.0	$ 1,044.8	$ -	$ 3,576.7
To other segments	86.0	5.0	-	-	
	$ 2,106.9	$ 516.0	$ 1,044.8	$ -	
EBITDA[1]	$ 327.8	$ 65.4	$ 62.2	$ (8.5)	$ 446.9
Amortization	121.9	38.1	92.5	2.9	255.4
Operating earnings (loss)	205.9	27.3	(30.3)	(11.4)	191.5
Interest expense	(28.0)	(9.1)	(10.1)	(1.2)	(48.4)
Exchange gain on long-term debt	-	-	-	13.9	13.9
Gain on timber take-back	3.3	-	-	-	3.3
Other income (expense)	(0.4)	(0.4)	0.8	(8.9)	(8.9)
Earnings (loss) before income taxes and non-controlling interest	$ 180.8	$ 17.8	$ (39.6)	$ (7.6)	$ 151.4
Total capital employed[1]	$ 1,762.9	$ 450.8	$ 976.2	$ 40.1	$ 3,230.0
Identifiable assets	$ 1,938.9	$ 492.7	$ 1,081.3	$ 120.8	$ 3,633.7
Capital expenditures	$ 147.4	$ 23.6	$ 46.6	$ 6.8	$ 224.4
Sales by geographic area					
Sales to external customers					
USA	$ 1,460.3	$ 169.7	$ 378.8	$ -	$ 2,008.8
Canada	410.2	326.4	73.2	-	809.8
Europe	-	0.1	126.2	-	126.3
Far East	150.3	14.8	247.1	-	412.2
Other	0.1	-	219.5	-	219.6
	$ 2,020.9	$ 511.0	$ 1,044.8	$ -	$ 3,576.7

Property, plant, equipment and timber by geographic area	
Canada	$ 2,127.5
USA	102.6
	$ 2,230.1

[1] **Non-GAAP measures:**

a) EBITDA is defined as operating earnings plus amortization of property, plant, equipment and timber plus restructuring charge.
b) Capital employed is defined as identifiable assets less current non-interest bearing liabilities at year-end.

24

FORM 13-502F1

CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: West Fraser Timber Co. Ltd.

Fiscal year end date used to calculate capitalization: December 31, 2006

Market value of listed or quoted securities:		
Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	37,886,731 (i)	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	39.44 (ii)	
Market value of class or series	(i) X (ii) =	1,494,252,670.64 (A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		NIL (B)
Market value of other securities:		
(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		NIL (C)
(Repeat for each class or series of securities)		NIL (D)
Capitalization (Add market value of all classes and series of securities)	(A)+(B)+(C)+(D)=	1,494,252,670.64
Participation Fee (From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)		$29,700
New reporting issuer's reduced participation fee, if applicable (See section 2.6 of the Rule)		
(Participation fee X Number of entire months remaining in the issuer's financial year) / 12	=	N/A
Late Fee, if applicable (As determined under section 2.5 of the Rule)		N/A

Business Overview

West Fraser Timber Co. Ltd. ("West Fraser" or the "Company") is an integrated forest products company producing lumber, wood chips, LVL, MDF, plywood, pulp, linerboard, kraft paper and newsprint. Most of the forest products manufactured by the Company are sold outside of Canada as commodities. West Fraser holds timber harvesting rights representing approximately 11 million m^3 of AAC providing raw material for its Canadian manufacturing operations. It also has a long-term agreement for the supply of a substantial amount of the fibre required by its two sawmills in the southern United States. All of the fibre requirements of West Fraser's pulp and paper operations and MDF plants can be satisfied, directly or indirectly, from the Company's own operations. The current annual capacities of West Fraser's wholly-owned manufacturing facilities and its share of its joint-venture facilities is approximately 4,400 MMfbm of lumber; 3,200 Mcf of LVL; 820 MMsf of plywood (3/8"); 300 MMsf of MDF (3/4"); 470,000 tonnes of linerboard and kraft paper; 580,000 tonnes of BCTMP; 485,000 tonnes of NBSK and 135,000 tonnes of newsprint.

Corporate Structure

The chart on page 12 shows the relationship of West Fraser to its principal direct and indirect subsidiaries and the joint ventures in which they participate, and where less than 100%, the percentage of its direct or indirect ownership.

West Fraser, which began operations in 1955, assumed its present form in 1966 by amalgamation of a group of companies under the laws of British Columbia. The Company's principal operating subsidiary, West Fraser Mills Ltd. ("West Fraser Mills"), subsists under the laws of British Columbia and took its present form on January 1, 2005 when its predecessor with the same name was amalgamated with Weldwood of Canada Limited ("Weldwood"), which was acquired on December 31, 2004.

Blue Ridge Lumber Inc., Ranger Board Inc. and Sundre Forest Products Inc. are incorporated under the laws of Alberta. Alberta Plywood Ltd. and West Fraser Newsprint Ltd. subsist under the laws of Canada. West Fraser, Inc. is incorporated under the laws of Delaware. Alberta Newsprint Company ("ANC") is an unincorporated joint venture governed by the laws of Alberta. Cariboo Pulp & Paper Company is an unincorporated joint venture governed by the laws of British Columbia.

West Fraser's executive office is located at 858 Beatty Street, Suite 501, Vancouver, British Columbia, V6B 1C1.

Forward-looking Statements

This Annual Information Form, dated February 15, 2007, and the Annual Report of which it forms a part, contain historical information, descriptions of current circumstances and statements about potential future developments. The latter, which are forward-looking statements, are presented to provide reasonable guidance to the reader but the accuracy of these statements depends on a number of assumptions and is subject to various risks and uncertainties. These statements are not guaranteed by the Company and actual outcomes and results will depend on a number of factors that could affect the ability of the Company to execute its business plans, including those matters described under "Risk Factors", and such outcomes and results may differ materially from those anticipated or projected. Accordingly, readers should exercise caution in relying upon forward-looking statements. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

History

West Fraser was founded in 1955 when three brothers, Henry H. Ketcham Jr., William P. Ketcham and Samuel K. Ketcham acquired a lumber planing mill at Quesnel, BC. From 1955 to 1979, the business expanded through the acquisition of a number of sawmills and related timber rights in the interior of British Columbia and the development of a small chain of home improvement stores. Recent key milestones in the Company's history are:

1979 Formation of the Quesnel River Pulp ("QRP") joint venture, in which West Fraser owned 50%, to construct and operate a pulp mill at Quesnel, BC. West Fraser's ownership increased to 100% in 2002.

1981 Acquisition of a 40% interest in Eurocan Pulp & Paper Co., which owned a linerboard and kraft paper mill at Kitimat, BC, two sawmills and partial interests in two joint-venture sawmills elsewhere in British Columbia. West Fraser's ownership was increased to 50% in 1984 and 100% in 1993.

1989 Formation of the ANC joint venture to construct and operate a newsprint mill at Whitecourt, AB, with West Fraser owning a 50% interest.

1995 Acquisition of the Blue Ridge sawmill and Ranger Board MDF plant both at Blue Ridge, AB and the Slave Lake Pulp mill at Slave Lake, AB.

1996 Operations begin at the WestPine MDF plant at Quesnel, BC.

1999 Acquisition of a plywood plant in Edmonton, AB and a veneer plant and stud mill at Slave Lake, AB.

2000 Acquisition of two sawmills in the southern United States.

2001 Acquisition of a sawmill at Chasm, BC.
Sale of timber plantations in Uruguay.
Sale of retail home improvement business.

2004 Acquisition of Weldwood, an integrated forest products business.

2006 Sale of Burns Lake and Decker Lake sawmills.
Operations begin at the new Quesnel, BC sawmill.
Agreement entered into to acquire 13 sawmills in the southern United States, expected to complete by the end of the first quarter of 2007.

Sales Revenue ($ millions) **Table I**

Year ended December 31	**2006**	**2005**	**2004**	**2003**	**2002**
Lumber	**1,756**	2,021	1,475	1,141	1,149
Panels	**475**	511	284	230	247
Pulp & Paper	**1,095**	1,045	641	550	590
Total	**3,326**	3,577	2,400	1,921	1,986

Fibre Supply

British Columbia

The Province owns about 95% of the timberland in British Columbia. Timber harvesting operations are regulated by the provincial government under various laws which empower the B.C. Ministry of Forests and Range to grant various forms of timber tenures, including forest licences, TFLs and timber sale licences.

A forest licence confers the right to harvest a specified volume of timber from public lands, and usually has a term of 15 years. A TFL has a term of 25 years and requires the licensee to manage a defined land area on a sustained-yield basis. Legislation covering these tenures enables the Province to offer replacement tenures at any time between the fourth and ninth anniversaries of the dates on which they were granted. Replacement of a forest licence or TFL is subject to satisfactory performance by the licensee and the entry into of an agreement between the licensee and the Province. The Province may also grant short-term, non-replaceable forest licences.

West Fraser's timber tenures are currently due for replacement and replacement documents have been received and accepted for approximately 20% of the Company's B.C. tenures. West Fraser expects most of the balance to be replaced in 2007. The Province is required to consult with interested aboriginal groups ("First Nations") before making replacement offers. This requirement has delayed the replacement process and may result in the addition of new terms and conditions to West Fraser's tenures, some of which could adversely affect the Company's timber harvesting rights.

The AAC of a tenure is determined by a licensee for a TFL and by the B.C. Ministry of Forests and Range for a forest licence. In all cases, the AAC must be approved by the Chief Forester of the Province. Annual cut levels are limited by five-year maximum levels.

The British Columbia *Forest Act* requires the Chief Forester of the Province to review the AAC for each timber supply area and TFL at least once every five years to ensure that it reflects current information, practices and government policies. The most recent review began in 2002 and is scheduled for completion in 2007. All tenures in which West Fraser has an interest are currently in compliance with their cut control requirements.

Effective March 31, 2003, the Province of British Columbia reduced the AAC allocated to holders of long-term tenures by 20%. Each specified corporate group holding timber tenures was subject to an overall 20% reduction with an exemption for the first 200,000 m^3 of AAC held. On June 30, 2006, the Company entered into a settlement agreement with the Province and received compensation of $31 million for the 1,275,000 m^3 reduction of timber rights and the loss of certain related assets.

Alberta

The Province owns more than 90% of the timberland in Alberta. Forest operations on public lands are regulated by the provincial government under the Alberta *Forests Act*, which empowers the Alberta Minister of Sustainable Resource Development to grant various forms of timber tenures, including FMAs, timber quotas and timber permits. An FMA gives the holder rights to establish, grow and harvest timber on a defined land area. An FMA generally has a 20-year term with further 20-year renewal periods. Each FMA requires the holder to periodically conduct a forest inventory and prepare a detailed forest management plan to determine the AAC and to have annual operating plans approved by the Minister.

A timber quota is renewable and gives the holder the right to harvest, during a period of 20 years, a specified percentage of the AAC of a Forest Management Unit, as determined by the Minister. In areas where there is no FMA, the Minister is responsible for completing a forest inventory, preparing a forest management plan and allocating a volume of timber to be harvested by each quota holder. A quota holder must obtain a timber licence issued by the Minister that describes the area planned for timber harvesting and the period during which the timber is to be harvested, usually three to five years. The volume of timber that may be harvested under a timber quota may be varied by the Minister and is generally subject to review by the Minister every five years.

Table II summarizes the timber tenures supplying the mills that West Fraser owns or in which it has an interest, the AAC and the actual harvest in 2006.

Timber Tenures (000 m^3) **Table II**

Location	Tenure[1]	Expiry	AAC[2]	Harvest[3]
B.C.	Long-term	2007-2025	5,175	5,658
	Short-term	2007-2015	905	665
Alberta	Coniferous Long-Term	2008-2026	4,284	4,638
	Deciduous Long-Term	2009-2019	975	918

1. Long-term tenures include TFLs, FMAs, timber quotas and forest licences, which are renewable timber tenures. Short-term tenures include non-replaceable forest licences.
2. Excludes 75,000 m^3 temporary reduction of AAC related to consent agreement entered into with the Competition Commissioner regarding the Weldwood acquisition.
3. Includes 390,000 m^3 related to interest in Burns Lake and Decker Lake sawmills, sold October 31, 2006.

Annual log requirements for West Fraser's Canadian sawmills, LVL plant and plywood facilities operating at the capacities described in this Annual Information Form total approximately 15 million m^3, of which approximately 70% can be obtained from the tenures described in Table II. The remaining requirements are met through a combination of direct or indirect purchases at government timber auctions, competitive bids on non-replaceable forest licences and agreements with First Nations' timber rights holders, community forest tenure holders and woodlot owners.

U.S. South

West Fraser's sawmills at Joyce, Louisiana and Huttig, Arkansas, consume approximately 1.3 million m^3 of logs annually, of which approximately 60% is supplied under a long-term agreement. The balance is obtained on the open market.

Harvesting Operations

All of West Fraser's harvesting operations are carried out by independent contractors and are supervised by the Company's woodlands staff to ensure compliance with the terms of applicable timber tenures, statutes and regulations, and with West Fraser's policies.

Reforestation

Timber tenures in British Columbia and Alberta require the holders to carry out reforestation to ensure the re-establishment of the forest after harvesting. Determining how to reforest a particular area is based on the climate, terrain, species and other factors affecting regeneration. Each of West Fraser's reforestation projects is planned and supervised by its forestry staff and is approved by the relevant government authority.

Stumpage

The Provinces of British Columbia and Alberta levy fees, commonly referred to as stumpage, on timber harvested on provincial land. Under the current system in Alberta, stumpage is principally tied to product prices. In B.C., stumpage is based on timber sales data derived from publicly auctioned timber. Prior to April 2006, stumpage in B.C. was based on the Statistics Canada lumber and wood chip price indices.

Wood Chip Supply

Substantially all West Fraser's wood chip requirements are supplied directly or indirectly from its own operations, which reduces its exposure to risks associated with wood chip price fluctuations and supply shortages. The fibre requirements of the Company's B.C. pulp and paper mills and MDF plant are met primarily by West Fraser's sawmilling operations in British Columbia. The Alberta MDF plant obtains its fibre from the Blue Ridge sawmill and other sawmills in the area. Most of the fibre requirements of the Slave Lake Pulp mill are available under the Slave Lake FMA, and additional fibre is obtained from industrial salvage and logs purchased from local suppliers and processed at Slave Lake's facilities. The Hinton Pulp mill obtains its fibre from the Hinton sawmill and other sawmills in the area, including those belonging to West Fraser. Almost all of the fibre requirements of ANC are obtained from local sawmills, including

the Blue Ridge sawmill, through log-for-chip trading of logs harvested from ANC's tenures. The balance is obtained from direct fibre purchases.

Capital Expenditures and Acquisitions

West Fraser regularly invests in upgrading and expanding its facilities and operations. Table III shows the capital expenditures and acquisitions during the past five years.

Capital Expenditures and Acquisitions ($ millions) — Table III

Year ended December 31	2006	2005	2004	2003	2002
Lumber	123	147	95	56	84
Panels	20	24	10	5	12
Pulp & Paper	66	47	32	17	20
Corporate & Other	3	6	3	1	7
	212	224	140	79	123
Acquisitions	—	—	1,124	6	—
Total	212	224	1,264	85	123

Human Resources

At December 31, 2006, West Fraser employed approximately 6,900 individuals, including the Company's share of those in joint venture operations. Total remuneration paid to these employees in 2006 was approximately $485 million. Approximately 50% of West Fraser's employees are covered by collective agreements. Certain of these agreements expire in each of 2007, (covering 1% of employees), 2008 (covering 20% of employees) and 2009 (covering 27% of employees).

Markets

West Fraser's products are sold in markets open to a number of companies with similar products. Purchasing decisions by customers are based on price, quality and service. Prices and sales volumes are influenced by general economic conditions. Table IV shows selected average benchmark prices for the past five years for products of the type produced by West Fraser, although these prices do not necessarily reflect the prices obtained by West Fraser.

Average Benchmark Prices (In US $ except plywood) — Table IV

	2006	2005	2004	2003	2002
2 x 4 random length SPF (per Mfbm)[1]	296	353	394	277	270
SYP #2 West 2 x 4 (per Mfbm)[2]	330	422	387	331	302
Plywood (per Msf 3/8" basis)[3] Cdn $	366	387	531	442	405
MDF (per Msf 3/4" basis)[4]	445	414	392	365	355
Newsprint (per tonne)[5]	655	600	544	493	455
NBSK (per tonne)[6]	721	646	640	553	488
Linerboard (per tonne)[7]	554	472	461	404	443

Sources:
1. Random Lengths - 2 x 4, #2 & Better - Net FOB mill.
2. Random Lengths - 2 x 4 - Net FOB mill Westside.
3. Crow's Market Report - Delivered Toronto.
4. Resource Information Systems, Inc. - MDF Western U.S. - Net FOB mill.
5. Resource Information Systems, Inc. - U.S. delivered 48.8 gram newsprint.
6. Resource Information Systems, Inc. - U.S. list price, delivered U.S.
7. Pulp & Paper Week - Unbleached linerboard kraft, East.

Research and Development

West Fraser supports industry research and development organizations, and conducts research and development at several plants to improve processes, maximize resource utilization and develop new products and environmental applications.

Lumber

Capacity and Production (MMfbm)[1] — Table V

	2006	2005	2004	2003	2002
Capacity — year-end	**4,400**	4,700	3,030	2,860	2,600
Production:					
Quesnel	**336**	366	378	368	337
Quesnel Finger-Joint	**14**	15	15	14	15
Williams Lake	**241**	244	239	222	197
Smithers	**309**	301	289	264	224
Chetwynd	**245**	250	250	244	232
Fraser Lake	**334**	321	349	336	269
Terrace	**92**	90	81	36	83
Chasm	**284**	283	254	229	138
Houston[2]	**358**	339	165	154	148
Burns Lake[2,3]	**222**	282	87	84	81
Decker Lake[2,3]	**65**	75	24	22	21
Northstar[2]	**167**	158	—	—	—
100 Mile[2]	**285**	245	—	—	—
Blue Ridge	**298**	283	289	273	264
Slave Lake	**23**	24	24	26	27
Red Earth[4]	—	37	26	23	28
Hinton[2]	**271**	268	—	—	—
Sundre[2]	**253**	243	—	—	—
Huttig	**177**	168	113	110	101
Joyce	**212**	220	189	189	182
Total Production	**4,186**	4,212	2,772	2,594	2,347

1. Table reflects 100% capacity and production for consolidated operations. For years prior to 2005, Houston, Burns Lake and Decker Lake were accounted for as joint ventures and therefore figures reflect West Fraser's ownership percentage.
2. Mills acquired December 31, 2004.
3. Includes production to October 31, 2006, when the Company's interest in these mills was sold.
4. Shut down September 2005.

Operations:

West Fraser produces lumber and by-product wood chips from 16 sawmills and has a plant at Quesnel which produces finger-jointed studs out of by-product trim blocks. The Company also has a wood-treating facility at the Sundre sawmill.

Sales:

Lumber produced at West Fraser's Canadian sawmills and sold to North American customers is marketed and sold from the Company's sales office in Quesnel, BC, while sales to offshore markets are made from an export sales office in Vancouver, BC. Offshore sales activities are complemented by customer service offices in Japan and China. Lumber produced at West Fraser's two U.S. sawmills is marketed by a sales group in West Monroe, Louisiana.

West Fraser sells lumber to wholesale distributors, buying cooperatives, lumber brokers, retailers and remanufacturers, as well as to lumber treating businesses. From time to time, the Company purchases lumber for resale in order to meet the timing, quantity or quality requirements of its customers.

In 2006, approximately 73% of lumber sales by value were made to customers in the United States, 20% to customers in Canada and 7% to customers in Asia, predominantly Japan. Most lumber shipments to North American customers were made by rail, although some were by truck or ocean carriers. Offshore shipments were through public terminals in Vancouver.

Panels

Capacity and Production

Table VI

	2006	2005	2004	2003	2002
MDF (MMsf 3/4" basis)					
Capacity — year-end	**300**	300	290	270	250
Production:					
Ranger Board	**155**	158	155	149	138
WestPine	**133**	136	130	112	111
Total Production	**288**	294	285	261	249
Plywood (MMsf 3/8" basis)					
Capacity — year-end	**820**	820	280	270	260
Production:					
Alberta Plywood	**262**	251	249	248	235
Williams Lake[1]	**239**	248	—	—	—
Quesnel[1]	**227**	222	—	—	—
Total Production	**728**	721	249	248	235
LVL (Mcf)[1]					
Capacity — year-end	**3,200**	3,200	—	—	—
Total Production	**3,000**	3,179	—	—	—

1. Acquired December 31, 2004.

Operations:

West Fraser's panel operations include two MDF mills, each with the flexibility to manufacture varying thicknesses and sizes, three plywood mills that primarily produce standard softwood sheathing plywood, an LVL mill and a veneer mill which produces veneer for use solely in West Fraser's plywood and LVL plants.

Sales:

MDF is marketed under the names "Ranger™" and "WestPine™" out of West Fraser's Edmonton, AB sales office and through distributors under the direction of West Fraser's sales personnel. Plywood is marketed out of the Company's sales office in Quesnel to retail outlets, wholesale distributors, remanufacturers and treating businesses. LVL is marketed out of the Company's Calgary, AB sales office primarily to independent distributors and manufacturers.

In 2006, approximately 63% of MDF sales by value were made to customers in the U.S., 31% to customers in Canada and 6% to customers in Asia; approximately 90% of plywood sales by value were made to Canada, 9% to the United States and the balance to offshore customers; and approximately 54% of LVL sales by value were made to U.S. customers and the balance to Canadian customers. Shipments to North America were by both rail and truck and offshore shipments were by bulk and container vessels.

Pulp and Paper

Pulp

Capacity and Production (Mtonnes) — Table VII

	2006	2005	2004	2003	2002
BCTMP					
Capacity — year-end	**580**	555	550	550	540
Production:					
QRP[1]	**343**	334	307	310	190
Slave Lake Pulp	**218**	218	215	213	207
Total Production	**561**	552	522	523	397
NBSK					
Capacity — year-end	**485**	585	—	—	—
Production:					
Hinton[2,3]	**381**	420	—	—	—
Cariboo[2,4]	**162**	161	—	—	—
Total Production	**543**	581	—	—	—

1. Additional 50% ownership of QRP acquired November 1, 2002.
2. Acquired December 31, 2004.
3. Reflects closure of #1 line at Hinton Pulp in 2006.
4. Reflects West Fraser's share of ownership.

Operations:

West Fraser produces BCTMP, primarily from aspen, at the Slave Lake pulp mill and BCTMP, primarily from softwood, at the QRP mill. These pulps are used by paper manufacturers to produce printing and writing papers, paperboard products and a variety of other paper grades. NBSK is produced at the Hinton and Cariboo pulp mills and is used by paper manufacturers to produce a variety of paper products, including printing and writing papers and tissue products.

Sales:

Both BCTMP and NBSK are marketed out of West Fraser's pulp and paper sales office in Vancouver, BC. In 2006, approximately 43% of the combined pulp sales by value were sold to customers in North America, 40% to customers in Asia and the Far East, 11% to customers in Europe and the balance to other offshore customers. Shipments within North America were primarily by rail and pulp sold to offshore customers was transported by rail to Vancouver and then shipped by bulk and container vessels.

Linerboard and Kraft Paper

Capacity and Production (Mtonnes) — Table VIII

	2006	2005	2004	2003[1]	2002
Capacity — year-end	**470**	450	450	450	450
Production:					
Linerboard	**338**	337	341	205	305
Kraft Paper	**121**	112	105	75	105
Total Production	**459**	449	446	280	410

1. Production affected by a strike.

Operations:

West Fraser produces unbleached linerboard and kraft paper at its Kitimat mill. Linerboard is produced in basis weights ranging from 125 to 400 grams per square metre, and distributed worldwide to producers of corrugated shipping containers. Kraft paper is manufactured in basis weights ranging from 60 to 147 grams per square metre and used in producing multi-wall industrial sacks and in various specialty products.

Sales:

Linerboard and kraft paper are marketed out of West Fraser's office in Vancouver, BC. Most overseas sales are arranged through the worldwide sales network of Stora Enso Oyj under a long-term agency agreement.

In 2006, approximately 30% of all sales by value were made to customers in North America, 22% to customers in Asia and the Far East, 14% to customers in Europe, and the balance to customers in other markets. Sales to North American customers were shipped by a combination of barge, rail and truck. Offshore sales were either shipped directly from Kitimat via bulk vessels or barged to Vancouver for shipment by container vessels.

Newsprint

Capacity and Production[1] (Mtonnes) Table IX

	2006	2005	2004	2003	2002
Capacity — year-end	135	135	135	133	130
Total Production	125	130	135	127	128

1. Reflects West Fraser's 50% share of ownership.

Operations:

The ANC mill in Whitecourt, AB produces standard newsprint in two basis weights: 45 and 48.5 grams per square metre.

Sales:

Newsprint is sold to various publishers in North America through a partnership owned indirectly by the ANC owners. In 2006, approximately 74% of all sales by value were made to customers in the United States and the balance to customers in Canada.

Risk Factors

A detailed discussion of risk factors is included in "Management's Discussion & Analysis - Risks and Uncertainties", which is incorporated herein by reference.

External Issues Affecting West Fraser's Business in 2006

Economic Conditions

West Fraser's earnings are sensitive to changes in world economic conditions, primarily those in North America, Europe and Asia. Most of the Company's revenues are from sales of commodities for which prices are sensitive to variations in supply and demand. Since most of these sales are in foreign currencies, mainly U.S. dollars, currency exchange fluctuations are a major factor.

Softwood Lumber Agreement

Effective October 12, 2006, a Softwood Lumber Agreement between Canada and the United States (the "SLA 2006") came into force, and has a term of seven years which may be extended for another two years by agreement. After the initial 18 months of the term, either party may terminate the SLA 2006 by providing not less than 6 months notice to the other.

Under the SLA 2006, the Company is no longer required by the United States to deposit countervailing and antidumping duties on softwood lumber shipped to the U.S., but will instead pay export taxes to Canada. These export taxes will range from 0% — 15% for producers in the provinces of B.C. and Alberta, and will vary depending on the reference lumber price. Also, subject to U.S. lumber consumption and the volume of lumber shipments from B.C. and Alberta to the U.S., an additional 50% surcharge on the applicable export tax may be levied.

Energy

West Fraser's exposure to energy costs includes the cost to purchase electricity, natural gas, gasoline, diesel fuels, resins and other natural gas-based chemicals and supplies, and fuel surcharges on purchased transportation.

In British Columbia, electricity is purchased from the provincial utility at regulated prices based largely on generation costs. In Alberta, West Fraser is effectively hedged against electricity market price fluctuations for a substantial volume of its electricity consumption through ownership of a fixed long-term power purchase agreement that provides electricity based on generation costs and inflation.

The Company's pulp and paper operations are significant consumers of energy. However, both the Hinton and Cariboo pulp mills have cogeneration facilities that produce electricity to satisfy a considerable portion of their energy requirements. In January 2007, the Kitimat mill completed a cogeneration project that will supply a portion of its electricity requirements.

Environment

West Fraser's operations are subject to various federal, provincial, state and local environmental protection laws and regulations both in Canada and the United States. The Company has internal programs under which all forestry and manufacturing operations are audited for compliance with applicable laws and standards, and with West Fraser's management systems. All of the Company's woodlands operations in Canada, and the harvesting operations of its key U.S. suppliers, are third-party certified to internationally-recognized sustainable forest management standards. The Safety & Environment Committee of the Company's Board of Directors participates in reviews of environmental matters and makes recommendations to the Board from time to time. The Committee also periodically tours selected West Fraser operations. West Fraser has adopted an Environmental Policy, a copy of which is contained in the Company's Annual Report.

First Nations Claims

The potential existence of aboriginal title and rights over substantial portions of British Columbia, including areas where the Company's timber tenures are located, has created uncertainty with respect to property rights and natural resource development in the Province. The Supreme Court of Canada (the "SCC") determined in 1997 that First Nations may possess rights in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with those rights. Very few areas of British Columbia are the subject of such treaties.

In 2004, the SCC confirmed that the Crown must consult with First Nations before authorizing any activity that might infringe on their interests in certain circumstances and, when appropriate to do so, seek to accommodate those interests by minimizing interference with them. Authorizations requiring consultation may include approval of cutting permits and required ministerial action relating to the transfer or renewal of Crown timber harvesting tenures. The process of consultation and, when appropriate, accommodation is currently not clearly defined, creating some uncertainty with respect to Crown timber harvesting rights held by forestry companies in British Columbia, including West Fraser.

Failure of the government of British Columbia to adequately discharge its obligations to First Nations may affect the validity of its actions in dealing with public rights, including the granting of Crown timber harvesting rights. This uncertainty may be alleviated by the steps the Province has been taking in its "New Relationship" with First Nations, its policy of entering into Forest and Range Agreements with First Nations across the province, the negotiation of treaties with First Nations, and further judgments of the courts. At this time, the Company cannot predict whether First Nations claims will have a material adverse affect on its timber harvesting rights or on its ability to exercise or renew them, or secure other timber harvesting rights.

Capital Structure

Share Capital and Market for Securities

The authorized share capital of the Company consists of 230,000,000 shares divided into:

(a) 200,000,000 Common shares,

(b) 20,000,000 Class B common shares, and

(c) 10,000,000 Preferred shares, issuable in series.

The Common shares and Class B common shares are equal in all respects, including the right to dividends, except that each Class B common share may at any time be exchanged for one Common share. The Common shares are listed and traded on the Toronto Stock Exchange under the symbol WFT. As at December 31, 2006, the issued share capital consisted of 37,886,731 Common shares and 4,885,206 Class B common shares.

Market for Securities

The following table sets forth market prices and trading volumes of the Company's Common shares on the Toronto Stock Exchange for each month of 2006 and 2005.

Table X

	2006				2005	
	High	Low	Close	Volume (000's)	Close	Volume (000's)
January	41.77	39.22	39.50	952	47.10	1,641
February	42.45	37.31	42.00	879	52.27	1,016
March	42.50	39.99	41.85	2,307	50.80	1,413
April	44.00	41.36	43.20	1,411	45.00	1,090
May	43.34	36.62	37.15	1,067	46.37	1,288
June	39.00	36.25	37.50	681	47.25	705
July	40.14	35.51	37.52	766	48.01	844
August	39.12	34.85	37.10	791	46.75	1,091
September	37.96	35.68	35.68	711	44.44	848
October	38.45	35.70	37.50	1,070	40.95	849
November	43.50	37.01	42.99	1,311	41.25	628
December	43.55	40.56	41.38	775	41.22	1,440
Total				12,721		12,853

Source: www.tradingdata.tsx.com.

Dividends

The declaration and payment of dividends is within the discretion of the Board of Directors of the Company. Historically, dividends have been declared on a quarterly basis payable after the end of each quarter. In each of 2004, 2005 and 2006, the Company declared cash dividends of $0.56 per Common share and Class B common share. There can be no assurance that dividends will continue to be declared and paid by the Company in the future as the discretion of the Board of Directors will be exercised from time to time taking into account the circumstances of the Company at the time.

Transfer Agent

West Fraser's transfer agent and registrar is CIBC Mellon Trust Company with registers of transfers in Vancouver and Toronto.

Experts

West Fraser's auditors are PricewaterhouseCoopers LLP ("PwC"), who prepared the Auditors' Report included with the Company's Consolidated Financial Statements for the year ended December 31, 2006. PwC has confirmed that it is independent with respect to the Company, within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia, as of February 15, 2007.

Directors and Officers

Directors

The names and municipalities of residence of the directors of the Company, their principal occupations during the past five years and the periods during which they have been directors of the Company are as follows:

Name and Municipality of Residence	Principal Occupation	Director Since
Henry H. Ketcham Vancouver, British Columbia	Chairman of the Board, President and Chief Executive Officer	September 16, 1985
Clark S. Binkley[1, 3 & 4] Cambridge, Massachusetts	Managing Director, International Forestry Investment Advisors (advisory services)	February 13, 1992
J. Duncan Gibson[1, 2 & 4] Toronto, Ontario	Investor	April 29, 1997
William H. Ketcham[3 & 4] New York, New York	Managing Director, Serafin Partners LLP (private investment)	April 23, 2002
William P. Ketcham[1 & 4] Seattle, Washington	Chairman of the Board, Henry H. Ketcham Lumber Co., Inc. (private investment)	December 1, 1966
Harald H. Ludwig[2 & 4] West Vancouver, British Columbia	President, Macluan Capital Corporation (diversified private equity investments)	May 2, 1995
Brian F. MacNeill[2, 4 & 5] Calgary, Alberta	Chairman, Petro-Canada Inc. (energy, exploration, development, refining and marketing)	September 19, 2000
Robert L. Phillips[3 & 4] Vancouver, British Columbia	Corporate Director	April 28, 2005
Janice G. Rennie[1, 3 & 4] Edmonton, Alberta	Corporate Director	April 28, 2004

1. Member of the Audit Committee.
2. Member of the Compensation Committee.
3. Member of the Safety & Environment Committee.
4. Member of the Governance & Nominating Committee.
5. Lead Director.

Each director has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years except for Clark S. Binkley who before April 2005 was Senior Vice President, Hancock Natural Resource Group Inc.; William H. Ketcham who, before March 2005 was a Managing Director of Fortress Investment Group, before August 2003 was the managing partner of Serafin Partners, LLP and before December 2002 was Vice-President, Apex Learning Inc.; William P. Ketcham who before January 2005 was also the President of Henry H. Ketcham Lumber Co., Inc.; Robert L. Phillips who before July 2004 was President and Chief Executive Officer of the BCR Group of Companies; and Janice G. Rennie who from September 2004 to September 2005 was Senior Vice President, Human Resources and Organizational Effectiveness with EPCOR Utilities Inc. and before September 2004 was Principal of Rennie and Associates. The term of office of each director will expire at the conclusion of the Company's next annual general meeting.

Officers

Name and Municipality of Residence	Office Held/Principal Occupation
Henry H. Ketcham Vancouver, British Columbia	Chairman, President and Chief Executive Officer
Gerald J. Miller Vancouver, British Columbia	Executive Vice-President, Operations
Martti Solin West Vancouver, British Columbia	Executive Vice-President, Finance, Corporate Development and Chief Financial Officer
Gary W. Townsend Quesnel, British Columbia	President, Solid Wood Products
D. Wayne Clogg Victoria, British Columbia	Vice-President, Woodlands
Rodger M. Hutchinson West Vancouver, British Columbia	Vice-President, Corporate Controller
William H. LeGrow Coquitlam, British Columbia	Vice-President, Transportation and Energy
Christopher D. McIver Quesnel, British Columbia	Vice-President, Lumber Sales
Edward R. Seraphim North Vancouver, British Columbia	Vice-President, Pulp and Paper
Zoltan F. Szucs Coquitlam, British Columbia	Vice-President, Panelboard
Larry S. Hughes Vancouver, British Columbia	Secretary Partner, Lang Michener LLP (lawyers)

Each officer has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years except for Gerald J. Miller, who before February 15, 2007 was Executive Vice-President, Pulp and Paper and before 2005 was Group Vice-President, Pulp and Paper and Vice-President, Administration; Martti Solin, who before February 15, 2007 was Executive Vice-President, Finance and Chief Financial Officer and before 2005 was Vice-President, Finance and Chief Financial Officer; Gary W. Townsend, who before February 15, 2007 was Exective Vice-President, Solid Wood Products and before 2005 was Group Vice-President, Lumber Operations; Rodger M. Hutchinson, who before 2003 was Corporate Controller; Edward R. Seraphim, who before February 15, 2007 was Vice-President, Pulp and Paper Sales and Christopher D. McIver who from January 2005 to December 2005 co-managed the lumber sales department integration effort and before January 2005 was MDF Operations Manager.

Shareholdings of Directors and Officers

As at December 31, 2006, the directors and senior officers of the Company as a group, beneficially owned directly, or exercised control or direction over 5,598,309 Common shares and 1,911,794 Class B common shares, being 15% of the outstanding Common shares, 39% of the outstanding Class B common shares and 18% of the outstanding voting shares of the Company.

Governance

Corporate governance is guided by West Fraser's Corporate Governance Policy, a copy of which may be viewed on the Company's web site: www.westfraser.com. The Board of Directors has established a Governance & Nominating Committee comprised of all non-management directors which provides support for the stewardship and governance role of the Board in reviewing and making recommendations on the composition of the Board, the functioning of the Board and its committees, succession planning as well as all other corporate governance matters and practices. At each meeting of the Board during 2006, the Committee met without management representatives present and reviewed these and other issues.

Audit Committee

The Audit Committee of the Company's Board of Directors assists the Board in fulfilling its responsibility to oversee the Company's financial reporting and audit process. The full text of the Audit Committee's Charter is set out below.

Audit Committee Charter

The Audit Committee Charter, which is set out below, was approved by the Board on December 9, 2003.

General Mandate

To assist the Board in fulfilling its responsibility to oversee the Company's financial reporting and audit processes, its system of internal controls and its process for monitoring compliance with applicable financial reporting and disclosure laws and its own policies.

Responsibilities

The Committee will carry out the following responsibilities:

Financial Statements

- Review significant accounting and financial reporting issues, including complex or unusual transactions, significant contingencies and highly judgmental areas, and recent professional and regulatory pronouncements, and understand their impact on the Company's financial statements.
- Review interim financial reports (including financial statements, management's discussion and analysis and related news releases) with management and the auditors before filing with regulators and consider whether they are complete and consistent with the information known to Committee members.
- Understand how management develops interim financial information, and the nature and extent of auditor involvement.
- Review with management and the auditors the results of the audit, including any difficulties encountered.
- Review the annual financial statements, and consider whether they are complete, consistent with information known to Committee members, and reflect appropriate accounting principles and provide a recommendation to the Board with respect to the approval of the statements.
- Review with management and the auditors all matters required to be communicated to the Committee under generally accepted auditing standards.

Internal Control

- Consider the effectiveness of the Company's internal control over annual and interim financial reporting, including information technology security and control.
- Understand the scope of the auditors' review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management's responses.

Audit

- Review the auditors' proposed audit scope and approach.
- Review the performance of the auditors, and provide recommendations to the Board with respect to the nomination of the auditors for appointment and remuneration.
- Review and confirm the independence of the auditors by obtaining statements from the auditors on relationships between the auditors and the Company, including non-audit services, and discussing the relationships with the auditors.

Compliance

- Review the effectiveness of the system for monitoring compliance with financial reporting and disclosure laws and the results of management's investigation and follow-up (including disciplinary action) of any instances of non-compliance.
- Review the findings of any examinations by regulatory agencies, and any auditor observations.
- Obtain regular updates from management and Company legal counsel regarding compliance matters.

Reporting Requirements

- Regularly report to the Board about Committee activities, issues and related recommendations.
- Provide an open avenue of communication between the auditors and the Board.
- Review any reports the Company issues that relate to Committee responsibilities.

Other Responsibilities

- Institute and oversee special investigations as needed.
- Develop and implement a policy for the approval of the provision of non-audit services by the auditors and assessing the independence of the auditors in the context of these engagements.
- Be available to receive and deal with, on a confidential basis, reports, complaints or other communications from officers or employees of the Company.
- Perform other activities related to this charter as requested by the Board.
- Review and assess the adequacy of the Committee Charter annually, requesting Board approval for proposed changes.
- Review terms of any Code of Conduct established by the Board and respond to any related compliance issues.
- Confirm annually to the Board that all responsibilities outlined in this charter have been carried out.

Qualifications and Procedures

- The composition of the Committee will comply with applicable laws including requirements for independence, unrelated to management, financial literacy and audit experience.
- The Committee will meet at least four times annually, and more frequently as circumstances dictate, and the CFO and a representative of the auditors should be available on request to attend all meetings.
- The Committee should meet privately in executive session with representatives of each of management and of the auditors to discuss any matters of concern to the Committee or such members, including any post-audit management letter.
- Minutes of each meeting should be prepared, approved by the Committee and circulated to the full Board.

Members

The following identifies each current member of the Audit Committee, and the education and experience of each member that is relevant to the performance of the member's responsibilities as an Audit Committee member. All members of the Audit Committee are considered "independent" and "financially literate" within the meaning of MI 52-110.

J. Duncan Gibson

Mr. Gibson holds a Bachelor of Commerce and a Masters of Business Administration. His career spanned 27 years with the Toronto-Dominion Bank, including nine years in the Corporate Banking, U.S. Division, and as Vice Chairman with responsibility for the Commercial Banking Division.

Clark S. Binkley

Mr. Binkley holds a Bachelor of Arts in Applied Mathematics and a PhD in Forestry and Environmental Studies. He was recently the Chief Investment Officer of the world's largest private equity timberland investment firm. He has served as a director of public and private forest products companies.

William P. Ketcham

Mr. Ketcham, as one of West Fraser's founders, has been involved in the Company's financial affairs since it was established in 1955. He has served as a director and member of the Audit Committee continuously since the Company's first public offering in 1986.

Janice G. Rennie

Mrs. Rennie, who holds a Bachelor of Commerce, is a Chartered Accountant. She was elected as Fellow of the Chartered Accountants in 1998. Mrs. Rennie has chaired or been a member of several audit committees of public companies, including Nova Chemicals Inc., Weldwood of Canada Limited, EPCOR Utilities Inc., Canadian Hotel Income Properties REIT and Matrikon Inc.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy that sets out the pre-approval requirements related to services to be performed by the Company's independent auditors. The policy provides that the Committee will annually review proposed audit, audit-related, tax and other services (to be submitted by the Chief Financial Officer and the independent auditor), and will provide general approval of described services, usually including specific maximum fee amounts.

Unless a service has received general pre-approval, it will require specific pre-approval by the Committee. The Committee is permitted to delegate pre-approval authority to any of its members. The Committee reports on the pre-approval process to the full Board of Directors from time to time.

Fees Paid to Auditors ($ thousands) — Table XI

	Audit Fees[1]	Audit-Related Fees[2,3]	Tax Fees[2]	All Other[2]
2006	**930**	**173**	**417**	**36**
2005	875	202	260	82

1. Represents actual and estimated fees related to fiscal year ends.
2. Represents fees invoiced in the fiscal year.
3. For assurance and related services that are reasonably related to the performance of the audit but are not reported as "Audit Fees".

Material Contracts

On November 29, 2006, West Fraser entered into an agreement to acquire 13 sawmills for approximately US$ 325 million, subject to certain post-closing adjustments. The transaction will include the assignment of multi-year market price log supply agreements which are expected to provide approximately 15% of the acquired mills' current requirements and the entry into and assumption of long-term agreements to sell residual wood chips to the seller of the sawmills at market prices. The transaction will result in the termination of certain pulp supply contracts which were entered into as part of West Fraser's 2004 acquisition of Weldwood.

In 2006, the Company sold its interest in one of two power purchase agreements to which it was a party and concurrently acquired a greater interest in the remaining agreement. This was intended to allow West Fraser to substantially hedge a constant rate of power output until 2020, at which time the agreement expires.

In 2005, the Company refinanced its operating credit facility, changing from a $350 million 2-year term to a $500 million 5-year term. In 2006, West Fraser obtained a commitment to increase the operating facility to $600 million with a new maturity in 2012 and to create a 3-year term facility in the amount of $100 million to provide funding for the purchase of the 13 U.S. sawmills. Definitive loan documents are expected to be entered into during the first quarter of 2007.

Legal Proceedings

As a condition to the implementation of the SLA 2006, both the United States and Canadian governments agreed to terminate all outstanding litigation, which covered proceedings before the World Trade Organization, the North American Free Trade Agreement, U.S. agencies and U.S. courts, including the West Fraser de minimus dumping rate case. There are a number of outstanding proceedings and appeals related to the recent softwood lumber dispute that are expected to be discontinued or terminated.

Incorporation by Reference

The sections of the Company's Annual Report entitled "Management's Discussion & Analysis" and "Six-Year Review" are incorporated herein by reference.

Additional Information

When securities of the Company are in the course of distribution pursuant to a short form prospectus, or a preliminary short form prospectus has been filed in respect of a distribution of its securities, the Company will, upon request, provide to any person:

(a) one copy of this Annual Information Form, together with one copy of any document, or of the pertinent pages of any document, incorporated by reference in this Annual Information Form;

(b) one copy of the comparative consolidated financial statements of the Company for the year ended December 31, 2006, together with the accompanying auditors' report, and one copy of each interim consolidated financial statement of the Company prepared after December 31, 2006;

(c) one copy of the Information Circular for the annual general meeting of the Company to be held on April 25, 2007; and

(d) one copy of each other document that is incorporated by reference in the short form prospectus or the preliminary short form prospectus and is not described above.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and options to purchase its securities, is contained in the Company's Information Circular. Additional financial information is provided in the Company's comparative consolidated financial statements for the year ended December 31, 2006.

Copies of this Annual Information Form and the documents incorporated by reference therein, the comparative consolidated financial statements of the Company (including the auditors' report) for the year ended December 31, 2006, each consolidated interim financial statement prepared after December 31, 2006, the Company's Information Circular and Annual Report may be obtained at any time upon request from the Company, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

This Annual Information Form, the Company's Annual Report and additional information concerning the Company may also be obtained on the web site: www.westfraser.com and on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.



858 Beatty Street
Suite 501
Vancouver, B.C. V6B 1C1

NEWS RELEASE

WEST FRASER TIMBER CO. LTD.
(TSX:WFT)

February 23, 2007

Attention: Business & Financial Editors
Financial Analysts

Completion of Share Sales

Vancouver, B.C. – February 23, 2007 – Further to the Company's News Release dated February 15, 2007, the Company confirms that two of the Company's principal shareholders, Ketcham Investments, Inc. and Tysa Investments, Inc., have advised the Company that they have completed the sale of a total of 2,000,000 Common shares of the Company. The sales were conducted through the Toronto Stock Exchange. Each of Ketcham and Tysa is owned by members of the Ketcham family.

West Fraser is an integrated forest products company that produces lumber, wood chips, LVL, MDF, plywood, pulp, linerboard, kraft paper and newsprint. The Company has manufacturing operations in British Columbia, Alberta and the southern United States. West Fraser has approximately 6,900 employees and is headquartered in Vancouver, British Columbia.

Further information may be obtained from:
Martti Solin, Executive Vice-President, Finance and Corporate Development
and Chief Financial Officer
(604) 895-2700
www.westfraser.com

CIBC Mellon Trust Company | CIBC Mellon

February 20, 2007

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Alberta Securities Commission

Saskatchewan Financial Services Commission, Securities Division

The Manitoba Securities Commission

Office of the Administrator of the Securities Act, New Brunswick

Ontario Securities Commission

British Columbia Securities Commission

Registrar of Securities, Prince Edward Island

Autorité des marchés financiers

TSX Exchange

Government of Yukon

Dear Sirs:

RE: WEST FRASER TIMBER CO. LTD.

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING:	April 25, 2007
RECORD DATE FOR NOTICE:	March 16, 2007
RECORD DATE FOR VOTING:	March 16, 2007
BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 16, 2007
SECURITIES ENTITLED TO NOTICE:	N/A
SECURITIES ENTITLED TO VOTE:	Common

Yours very truly,

CIBC MELLON TRUST COMPANY

Trust Central Services

cc: CDS & Co. (Via Fax)

bb\NM_WestFraser


West Fraser Timber Co. Ltd

858 Beatty Street
Suite 501
Vancouver, B.C. V6B 1C1

NEWS RELEASE

WEST FRASER TIMBER CO. LTD.
(TSX:WFT)

February 15, 2007

Attention: Business & Financial Editors
Financial Analysts

Intended Share Sales

Vancouver, B.C. – February 15, 2007 - Two of the Company's principal shareholders, Ketcham Investments, Inc. and Tysa Investments, Inc., have today filed notices with Canadian securities regulators confirming their intention to sell up to a total of 2,000,000 Common shares of the Company. The notices, which are required to be filed whenever a "control person" intends to sell shares, indicate that sales will be conducted through the Toronto Stock Exchange. Each of Ketcham and Tysa is owned by members of the Ketcham family.

The Company has been advised that the intended sales are being considered for investment diversification, estate planning and tax reasons. Despite these indications of an intention to sell shares of the Company, there is no requirement on any of the named shareholders to complete any sales.

West Fraser is an integrated forest products company that produces lumber, wood chips, LVL, MDF, plywood, pulp, linerboard, kraft paper and newsprint. The Company has manufacturing operations in British Columbia, Alberta and the southern United States. West Fraser has approximately 6,900 employees and is headquartered in Vancouver, British Columbia.

Further information may be obtained from:
Martti Solin, Executive Vice-President, Finance and Chief Financial Officer
(604) 895-2700
www.westfraser.com

Form 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of MI 45-102 *Resale of Securities*

Reporting issuer

1. Name of reporting issuer:

West Fraser Timber Co. Ltd. (the "Issuer")
Suite 501
858 Beatty Street
Vancouver, B.C.
V6B 1C1

Telephone: (604) 895-2700

Selling security holder

2. Your name:

Tysa Investments, Inc.
300 – 2811 East Madison Street
Seattle, Washington
U.S.A. 98112

3. The offices or positions you hold in the reporting issuer:

The control person is a corporation. A shareholder of the control person is a director of the Issuer.

4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer?

Not Applicable.

5. Number and class of securities of the reporting issuer you beneficially own:

Tysa Investments, Inc. holds 2,177,363 Common shares and 1,833,066 Class B Common shares.

Distribution

6. Number and class of securities you propose to sell:

1,000,000 Common shares.

7. Will you sell the securities privately or on an exchange or market? If on an exchange or market provide the name.

The securities will be sold on the Toronto Stock Exchange.

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

(1) I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2) the information given in this form is true and complete.

Date: February 14, 2007

Tysa Investments, Inc.
Your name (Selling security holder)

(Signed) S. Jean Ketcham
Your signature (or if a company, the signature of your authorized signatory)

S. Jean Ketcham, Secretary
Name of your authorized signatory

INSTRUCTION:

File this form electronically through SEDAR with the securities regulatory authority in each jurisdiction where you sell securities and with the Canadian exchange on which the securities are listed. Where the securities are being sold on an exchange, the form should be filed in every jurisdiction across Canada.

Notice to selling security holders - collection and use of personal information
The personal information required in this form is collected for and used by the listed securities regulatory authorities to administer and enforce securities legislation in their jurisdictions. This form is publicly available by authority of Multilateral Instrument 45-102 and the securities legislation in each of the jurisdictions. The personal information collected will not be used or disclosed other than for the stated purposes without first obtaining your consent. Corporate filers should seek the consent of any individuals whose personal information appears in this form before filing this form

If you have questions about the collection and use of your personal information, or the personal information of your authorized signatory, contact any of the securities regulatory authorities listed below.

Alberta Securities Commission
4th Floor, 300 - 5th Avenue SW
Calgary, AB T2P 3C4
Attention: Information Officer
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
Attention: Manager, Financial and Insider Reporting
Telephone: (604) 899-6730 or (800) 373-6393 (in B.C.)
Facsimile: (604) 899-6506

Securities Commission of Newfoundland and Labrador
P.O. Box 8700
2nd Floor, West Block
Confederation Building
75 O'Leary Avenue
St. John's, NFLD A1B 4J6
Attention: Director of Securities
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Department of Justice, Northwest Territories
Legal Registries
P.O. Box 1320
1st Floor, 5009-49th Street
Yellowknife, NWT X1A 2L9
Attention: Director, Legal Registries
Telephone: (867) 873-7490
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Attention: Corporate Finance
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Department of Justice, Nunavut
Legal Registries Division
P.O. Box 1000 - Station 570
1st Floor, Brown Building
Iqaluit, NT X0A 0H0
Attention: Director, Legal Registries Division
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street West
Toronto, ON M5H 3S8
Attention: Administrative Assistant to the Director of Corporate Finance
Telephone: (416) 593-8314
Facsimile: (416) 593-8177

Prince Edward Island Securities Office
Consumer, Corporate and Insurance Services Division
Office of the Attorney General
P.O. Box 2000
Charlottetown, PE C1A 7N8
Attention: Registrar of Securities
Telephone: (902) 368- 4550
Fax: (902) 368-5283

Saskatchewan Financial Services Commission
Securities Division
6th Floor, 1919 Saskatchewan Drive
Regina, SK S4P 3V7
Attention: Deputy Director, Legal
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

Autorité de marches financiers
Tour de la Bourse
800 square Victoria
C.P. 246, 22e étage
Montréal, Québec H4Z 1G3
Attention: Responsible de l'accès à l'information

Form 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of MI 45-102 *Resale of Securities*

Reporting issuer

1. Name of reporting issuer:

   West Fraser Timber Co. Ltd. (the "Issuer")
   Suite 501
   858 Beatty Street
   Vancouver, B.C.
   V6B 1C1

   Telephone: (604) 895-2700

Selling security holder

2. Your name:

   Ketcham Investments, Inc.
   2308 Federal Avenue East
   Seattle, Washington
   U.S.A. 98102

3. The offices or positions you hold in the reporting issuer:

   The control person is a corporation. A shareholder of the control person is a director of the Issuer and is its Chairman of the Board, President and Chief Executive Officer.

4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer?

   Not Applicable.

5. Number and class of securities of the reporting issuer you beneficially own:

   Ketcham Investments, Inc. holds 3,109,745 Common shares and 2,743,228 Class B Common shares.

Distribution

6. Number and class of securities you propose to sell:

   1,000,000 Common shares.

7. Will you sell the securities privately or on an exchange or market? If on an exchange or market provide the name.

The securities will be sold on the Toronto Stock Exchange.

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

(1) I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2) the information given in this form is true and complete.

Date: February 14, 2007

Ketcham Investments, Inc.
Your name (Selling security holder)

(Signed) Mary Kerr
Your signature (or if a company, the signature of your authorized signatory)

Mary Kerr, President
Name of your authorized signatory

INSTRUCTION:

File this form electronically through SEDAR with the securities regulatory authority in each jurisdiction where you sell securities and with the Canadian exchange on which the securities are listed. Where the securities are being sold on an exchange, the form should be filed in every jurisdiction across Canada.

Notice to selling security holders - collection and use of personal information

The personal information required in this form is collected for and used by the listed securities regulatory authorities to administer and enforce securities legislation in their jurisdictions. This form is publicly available by authority of Multilateral Instrument 45-102 and the securities legislation in each of the jurisdictions. The personal information collected will not be used or disclosed other than for the stated purposes without first obtaining your consent. Corporate filers should seek the consent of any individuals whose personal information appears in this form before filing this form

If you have questions about the collection and use of your personal information, or the personal information of your authorized signatory, contact any of the securities regulatory authorities listed below.

Alberta Securities Commission
4th Floor, 300 - 5th Avenue SW
Calgary, AB T2P 3C4
Attention: Information Officer
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
Attention: Manager, Financial and Insider Reporting
Telephone: (604) 899-6730 or (800) 373-6393 (in B.C.)
Facsimile: (604) 899-6506

Securities Commission of Newfoundland and Labrador
P.O. Box 8700
2nd Floor, West Block
Confederation Building
75 O'Leary Avenue
St. John's, NFLD A1B 4J6
Attention: Director of Securities
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Department of Justice, Northwest Territories
Legal Registries
P.O. Box 1320
1st Floor, 5009-49th Street
Yellowknife, NWT X1A 2L9
Attention: Director, Legal Registries
Telephone: (867) 873-7490
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Attention: Corporate Finance
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Department of Justice, Nunavut
Legal Registries Division
P.O. Box 1000 - Station 570
1st Floor, Brown Building
Iqaluit, NT X0A 0H0
Attention: Director, Legal Registries Division
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street West
Toronto, ON M5H 3S8
Attention: Administrative Assistant to the Director of Corporate Finance
Telephone: (416) 593-8314
Facsimile: (416) 593-8177

Prince Edward Island Securities Office
Consumer, Corporate and Insurance Services Division
Office of the Attorney General
P.O. Box 2000
Charlottetown, PE C1A 7N8
Attention: Registrar of Securities
Telephone: (902) 368- 4550
Fax: (902) 368-5283

Saskatchewan Financial Services Commission
Securities Division
6th Floor, 1919 Saskatchewan Drive
Regina, SK S4P 3V7
Attention: Deputy Director, Legal
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

Autorité de marches financiers
Tour de la Bourse
800 square Victoria
C.P. 246, 22e étage
Montréal, Québec H4Z 1G3
Attention: Responsible de l'accès à l'information



West FraserTimber Co. Ltd



2006 MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion and analysis should be read in conjunction with the annual audited consolidated financial statements and accompanying notes. The annual audited financial statements are prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars, unless otherwise indicated. Additional information relating to the Company, including the Company's Annual Information Form is available on SEDAR at www.sedar.com.

This report of management's discussion and analysis contains historical information, descriptions of current circumstances and statements about potential future developments. The latter, which are forward-looking statements, are presented to provide reasonable guidance to the reader but the accuracy of these statements depends on a number of assumptions and is subject to various risks and uncertainties. These statements are not guaranteed by the Company and actual outcomes and results will depend on a number of factors that could affect the ability of the Company to execute its business plans, including those matters described under "Risks & Uncertainties", and such outcomes and results may differ materially from those anticipated or projected. Accordingly, readers should exercise caution in relying upon forward-looking statements. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Throughout this report, reference is made to EBITDA (defined as operating earnings plus amortization of property, plant, equipment and timber, plus restructuring charges), which the Company considers to be a key performance indicator. EBITDA is not a generally accepted earnings measure and should not be considered as an alternative to earnings or cash flows as determined in accordance with Canadian generally accepted accounting principles. As there is no standardized method of calculating EBITDA, the Company's use of the term may not be directly comparable with similarly titled measures used by other companies.

The information in this report is as at February 15, 2007, unless otherwise indicated.

U.S. Sawmill Acquisition

On November 29, 2006, West Fraser Timber Co. Ltd. (the "Company" or "West Fraser") entered into an agreement with International Paper Company ("IP") to acquire 13 sawmills for approximately US $325 million, subject to certain post-closing adjustments. U.S. regulatory approval was granted January 4, 2007 and the transaction, which is subject to customary conditions, is expected to close at the end of March, 2007.

The 13 mills, which are located in North and South Carolina, Georgia, Florida, Alabama, Arkansas and Texas, employ approximately 2,200 people and have a combined annual production capacity of approximately 1.8 billion board feet of southern yellow pine lumber. At closing, West Fraser is expected to become the second largest lumber producer in North America with combined Canadian and U.S. production capacity of approximately 6.2 billion board feet.

The transaction will include the assignment of multi-year market price log supply agreements which are expected to provide, in aggregate, approximately 15% of the acquired mills' current requirements. West Fraser will also enter into or assume long-term agreements to sell residual wood chips at market prices. The transaction will result in the termination of two pulp supply contracts for 170,000 tonnes per year, which were entered into as part of West Fraser's 2004 acquisition of Weldwood of Canada Limited ("Weldwood"). The termination of the contracts is not expected to have a material impact on West Fraser.

Financing, Synergies and Current Operations

West Fraser intends to finance the acquisition with cash on hand and available lines of credit. In assessing the acquisition, West Fraser established US $23 million in annual pre-tax synergies as a target to be achieved by the end of the third year after closing. Synergies are expected to be achieved by implementing best practices and by centralizing U.S. sales and administrative offices.

Activities to Date
Since the announcement of the transaction, West Fraser has established an organizational structure to manage the U.S. operations and announced plans to consolidate U.S. administrative and sales functions in Memphis, Tennessee. The Company is also carrying out the planning phase of the systems integration process, although activities will be limited until after closing.

Softwood Lumber Agreement

On July 1, 2006, the Canadian and U.S. governments agreed to the basic terms of a Softwood Lumber Agreement (the "SLA 2006"), which came into force on October 12, 2006. Under the agreement, the U.S. terminated the existing duty deposit requirements on Canadian softwood lumber shipments to the U.S. and agreed to return all duty deposits made to date, with interest. In return, Canadian producers were required to pay approximately $1 billion, which equated to 18.06% of the returned duties plus interest received up to October 12, 2006 (the "Special Charge") to the Canadian government to be forwarded to the U.S. government for further distribution. Parties in Canada and the U.S. agreed to withdraw all related litigation and the U.S industry agreed to waive its rights to file any other proceedings while the SLA 2006 is in effect.

Also under the agreement, the Canadian provinces were required to choose one of two options with respect to lumber shipments to the U.S.: to pay to the Canadian government either a variable export tax based on price or a lower variable export tax but subject to a quota on total shipments. B.C. and Alberta elected the export tax only option, which results in West Fraser's Canadian lumber operations being subject to the following export taxes:

Table XII

Prevailing price[1]	Export Tax (%)
Over US $355	Nil
US $336 - $355	5
US $316 - $335	10
US $315 or under	15

1. Based on Random Lengths Framing Lumber Composite Price (the "Reference Price").

Also, if monthly shipments from specified regions in B.C. or from Alberta, as export tax only regions, exceed a certain trigger volume as defined in the SLA 2006, a surge mechanism (the "Surge") will cause a 50% increase in the applicable export tax rate for that month.

From the date the SLA 2006 came into force until February 15, 2007 shipments to the U.S. from B.C. and Alberta resulted in a 15% export tax being incurred. The tax rate will be re-determined monthly based on a four-week average Reference Price that is published 21 days prior to the start of any given month. The Surge will be calculated monthly based on trailing U.S. lumber consumption.

Fourth Quarter Results

Table XIII

	Q4 – 2006	Q4 – 2005
Production		
Lumber – MMfbm	**910**	1,011
MDF – MMsf (3/4" basis)	**67**	75
Plywood – MMsf (3/8" basis)	**172**	176
LVL – Mcf	**655**	737
BCTMP – Mtonnes	**138**	136
NBSK – Mtonnes	**141**	153
Linerboard and Kraft Paper – Mtonnes	**117**	113
Newsprint – Mtonnes	**31**	29
Shipments		
Lumber – MMfbm	**1,000**	1,004
MDF – MMsf (3/4" basis)	**55**	74
Plywood – MMsf (3/8" basis)	**163**	162
LVL – Mcf	**526**	733
BCTMP – Mtonnes	**108**	165
NBSK – Mtonnes	**136**	149
Linerboard and Kraft Paper – Mtonnes	**114**	120
Newsprint – Mtonnes	**29**	29
Sales - $ millions		
Lumber	**358**	443
Panels	**102**	120
Pulp & Paper	**267**	269
Total	**727**	832
Operating earnings - $ millions		
Lumber	**354**	35
Panels	**(5)**	2
Pulp & Paper	**19**	(12)
Corporate & Other	**(10)**	6
Total	**358**	31
EBITDA - $ millions	**427**	95
Amortization - $ millions	**(69)**	(64)
Operating earnings - $ millions	**358**	31
Interest income (expense) - $ millions	**43**	(10)
Exchange loss on long-term debt - $ millions	**(14)**	-
Other income (expense) - $ millions	**46**	(4)
Provision for income taxes - $ millions	**(137)**	(8)
Earnings - $ millions	**296**	9
$CDN/$US – average	**1.14**	1.17

Average Benchmark Prices (in US $, except Plywood)	Q4 – 2006	Q4 – 2005
2 x 4 random length SPF (per Mfbm)[1]	**245**	327
SYP #2 West 2 x 4 (per Mfbm)[2]	**267**	418
Plywood (per Msf 3/8" basis)[3] Cdn $	**367**	389
MDF (per Msf 3/4" basis)[4]	**462**	407
Newsprint (per tonne)[5]	**654**	627
NBSK (per tonne)[6]	**770**	637
Linerboard (per tonne)[7]	**568**	468

Sources:
1. Random Lengths – 2 x 4, #2 & Better – Net FOB mill.
2. Random Lengths – 2 x 4 – Net FOB mill Westside.
3. Crow's Market Report – Delivered Toronto.
4. Resource Information Systems, Inc. – MDF western U.S. – Net FOB mill.
5. Resource Information Systems, Inc. – U.S. delivered 48.8 gram newsprint.
6. Resource Information Systems, Inc. – U.S. list price, delivered U.S.
7. Pulp & Paper Week – Unbleached linerboard kraft, East.

Selected Quarterly Information

($ millions, except earnings per share ("EPS") amounts which are in $) **Table XIV**

	Q4-06	Q3-06	Q2-06	Q1-06	Q4-05	Q3-05	Q2-05	Q1-05
Sales	**727**	**809**	**888**	**902**	832	890	953	902
Earnings	**296**	**(8)**	**104**	**6**	9	18	38	43
Basic EPS - $	**6.93**	**(0.19)**	**2.43**	**0.14**	0.20	0.42	0.89	1.00
Diluted EPS - $	**6.87**	**(0.19)**	**2.41**	**0.14**	0.20	0.42	0.88	0.99

Operating earnings for the fourth quarter of 2006 include $387 million of duty refunds recorded as the result of the settlement of the softwood lumber dispute. Fourth quarter results, excluding the duty refund, would have been an operating loss of $29 million compared to operating earnings of $31 million in the fourth quarter of 2005. The decrease was mainly due to lower lumber and plywood prices, offset partially by higher pulp and paper prices, lower natural gas costs and lower export taxes in 2006 compared to duties in 2005.

Interest expense for the quarter was $7 million compared to $10 million for the fourth quarter of 2005. The decrease was due to interest earned on cash deposits and lower debt levels. In addition, softwood lumber duty refund interest of $50 million was recorded in earnings in the quarter.

During the quarter, West Fraser sold its interest in the Burns Lake and Decker Lake sawmills and associated harvesting rights for net proceeds of $79 million, subject to adjustment, resulting in a gain of $22 million. In addition, logging operations in Hinton, AB were sold for $2 million (see note 5 to the accompanying financial statements).

The change in value of the Canadian dollar relative to the U.S. dollar in the fourth quarter resulted in an exchange loss of $14 million on the Company's U.S. denominated long-term debt. Also, other income included a $19 million gain on the translation of U.S. dollar cash, receivables and U.S. operations, compared to a $4 million translation loss in the fourth quarter of 2005.

During the fourth quarter, West Fraser reallocated a portion of the gain on the sale of a power purchase agreement to better reflect historic consumption of electricity. Accordingly, $10 million was transferred from the pulp and paper segment of which $8 million was attributed to the panel segment and $2 million to the lumber segment.

Excluding the $387 million duty refund, lumber operations had an operating loss of $33 million compared to operating earnings of $35 million in the fourth quarter of 2005. The $68 million reduction was primarily due to lower lumber prices offset partially by lower export taxes in 2006 compared to duties in 2005. Lower production volumes in the fourth quarter of 2006 compared to

the fourth quarter of 2005 were primarily due to the disposal of the Company's interest in the Burns Lake and Decker Lake sawmills on October 31, 2006.

Operating earnings of the panel segment were $7 million lower in the quarter compared to the fourth quarter of 2005 partially due to lower plywood prices, higher plywood production costs resulting from operating issues and higher log costs. MDF prices were higher during the quarter than in the fourth quarter of 2005, but that benefit was partially offset by lower production and shipments.

Pulp and paper operating earnings were higher by $31 million in the fourth quarter of 2006 than in the fourth quarter of 2005, mostly due to price increases and lower natural gas costs offset partially by increased fibre costs and decreased shipment volumes for BCTMP. Fourth quarter NBSK production declined mostly as a result of the closure during the quarter of the #1 pulp machine at Hinton Pulp.

Annual Results

Revenue and Earnings Comparison ($ millions, except as stated) **Table XV**

Year ended December 31	**2006**	2005	2004
Sales by Segment			
Lumber	**1,756**	2,021	1,475
Panels	**475**	511	284
Pulp & Paper	**1,095**	1,045	641
Total	**3,326**	3,577	2,400
EBITDA	**682**	447	442
Amortization	**(252)**	(255)	(154)
Restructuring charge	**(38)**	-	-
Operating earnings	**392**	192	288
Operating Earnings by Segment			
Lumber	**400**	206	298
Panels	**13**	27	45
Pulp & Paper	**(6)**	(30)	(15)
Corporate & Other	**(15)**	(11)	(40)
Total	**392**	192	288
Less certain unusual items:			
Duty refund	**(387)**	-	-
Restructuring charge	**38**	-	-
Adjusted Operating Earnings[1]	**43**	192	288

Year ended December 31	2006	2005	2004
Earnings	**398**	108	212
Basic EPS - $	**9.31**	2.52	5.75
Diluted EPS - $	**9.23**	2.49	5.36
Cash dividends per share - $	**0.56**	0.56	0.56
Total assets	**4,018**	3,634	3,927
Long-term debt	**628**	628	886
$CDN / $US - average	**1.13**	1.21	1.30

1. Adjusted Operating Earnings refers to total operating earnings less certain unusual items. Adjusted Operating Earnings is not a generally accepted earnings measure and should not be considered as an alternative to operating earnings as determined in accordance with Canadian generally accepted accounting principles. The Company's use of this term may not be directly comparable with similarly titled measures used by other companies.

On December 31, 2004, the Company acquired Weldwood through its wholly-owned subsidiary, West Fraser Mills Ltd. West Fraser's 2006 and 2005 results include the earnings of the acquired Weldwood operations, whereas the 2004 results do not.

Adjusted Operating Earnings in 2006 declined by $149 million from 2005 and by $245 million from 2004. These declines were primarily due to lower lumber and plywood prices and the stronger Canadian dollar but were partially offset by lower duty and export tax payments and higher MDF and pulp and paper prices. In addition, West Fraser's share option recovery was $1 million in 2006 compared to a recovery of $6 million in 2005 and an expense of $25 million in 2004. The share option expense fluctuations are primarily due to changes in West Fraser's year-end share price compared to previous years.

Interest expense of $38 million was $10 million lower than in 2005 due to lower debt levels, interest earned on cash held on deposit and deferred financing charges of $3 million expensed in 2005 related to a debt prepayment. Interest expense of $16 million in 2004 was lower than both 2006 and 2005, primarily due to increased debt levels related to financing the Weldwood acquisition.

The change in value of the Canadian dollar relative to the U.S. dollar resulted in an exchange loss of less than $1 million in 2006 on the Company's U.S. denominated long-term debt compared to an exchange gain of $14 million in 2005 and an exchange gain of $27 million in 2004. Other income included a $12 million gain on the translation of U.S. dollar cash, receivables and U.S. operations, compared to a $15 million translation loss in 2005 and an $8 million translation loss in 2004. Other income also included gains on the sale of property, plant, equipment and timber and other items.

During 2006 the following significant one-time items were included in earnings:

- The Hinton Pulp mill restructuring plan resulted in a writedown of $35 million of property, plant, equipment and timber and a $3 million charge for other restructuring costs.
- The SLA 2006 resulted in West Fraser recording duty refund income of $387 million and interest income of $50 million.

- The sale of one of two power purchase agreements resulted in a gain of $62 million. Concurrently West Fraser acquired a greater interest in the remaining agreement for $86 million.

- The sale of West Fraser's interest in the Burns Lake and Decker Lake sawmills and the related timber harvesting rights resulted in a gain of $22 million.

- The receipt of compensation for timber rights expropriated by the Province of British Columbia under the government's Forestry Revitalization Plan resulted in a gain of $14 million.

The effective tax rate applicable to the Company for 2006 and 2005 was lower than the statutory rate primarily due to reductions during 2006 in federal and Alberta tax rates and the reduction during 2005 in the British Columbia tax rate. The 2006 provision for income tax was an expense of $124 million compared to the 2005 expense of $42 million and the 2004 expense of $85 million. Note 20 to the accompanying consolidated financial statements provides a reconciliation from the statutory income tax rate to the effective income tax rate.

Total tax and tax-like levies and charges are shown in Table XVI. With the exception of income tax, these payments do not vary directly with profitability.

Tax and Tax-Like Levies ($ millions) **Table XVI**

Year ended December 31	**2006**	2005
Current income tax	**182**	63
Corporation capital tax	**-**	4
Lumber export tax	**17**	-
Canada pension plan	**14**	14
Employment insurance	**6**	7
Property tax	**24**	23
Social service tax	**10**	12
Stumpage & royalties	**129**	149
Workers compensation	**11**	13
Other	**3**	3
Total	**396**	288

2006 OPERATING RESULTS

Lumber

Table XVII

	2006	2005
Production – SPF – MMfbm	**3,797**	3,824
Production – SYP – MMfbm	**389**	388
Shipments – SPF – MMfbm	**3,889**	3,816
Shipments – SYP – MMfbm	**386**	374
Wood chip production - SPF - ODTs	**1,908**	1,960
- SYP - green tons	**437**	427
Sales - $ millions	**1,756**	2,021
EBITDA - $ millions	**518**	328
EBITDA margin - %	**28**	16
Operating earnings - $ millions	**400**	206
Less duty refund	**(387)**	-
Adjusted Operating Earnings[1]	**13**	206
Capital expenditures - $ millions	**123**	147
Benchmark Price		
- SPF #2 & Better 2 x 4 (per Mfbm)[2] US $	**296**	353
- SYP #2 West 2 x 4 (per Mfbm)[3] US $	**330**	422

1. Adjusted Operating Earnings refers to total operating earnings less certain unusual items. Adjusted Operating Earnings is not a generally accepted earnings measure and should not be considered as an alternative to operating earnings as determined in accordance with Canadian generally accepted accounting principles. The Company's use of this term may not be directly comparable with similarly titled measures used by other companies.
2. Source: Random Lengths – 2 x 4, #2 & Better – Net FOB mill.
3. Source: Random Lengths – 2 x 4 – Net FOB mill Westside.

Adjusted Operating Earnings declined by $193 million from 2005 primarily due to lower lumber prices and the stronger Canadian dollar. The decline was partially offset by lower duties and export taxes and lower sawlog costs from reduced stumpage rates.

During 2006, West Fraser sold its interest in the Burns Lake and Decker Lake sawmills and the related timber harvesting rights located in British Columbia for net proceeds of $79 million, subject to adjustment, resulting in a gain of $22 million. These divestitures were required under the agreement with the Canadian Competition Commissioner related to the Company's acquisition of Weldwood. A road maintenance business and logging operations located in Hinton, AB were also sold for proceeds of $2 million.

West Fraser reached an agreement with the Province of British Columbia for compensation for timber rights expropriated by the Province under its Forestry Revitalization Plan. The Company received $29 million from the Province in compensation for the loss of approximately 1,275,000 m^3 of AAC from its replaceable forest tenures and received an additional $2 million for certain related assets. A gain of $14 million was included in earnings.

Table XVIII outlines the softwood lumber duties expensed each quarter at the then prevailing exchange rate. The cumulative duty expense since 2002 exceeded the gross duty refund received by the Company by $75 million due to the stronger Canadian dollar. The duty refund was recorded net of the Special Charge.

Softwood Lumber Duties ($ millions)					Table XVIII
	Q1	Q2	Q3	Q4	Total
2006					
Duty expense	22	22	17	-	61
Gross refund	-	-	-	(472)	(472)
Less Special Charge	-	-	-	85	85
Net refund	-	-	-	(387)	(387)
Total 2006	**22**	**22**	**17**	**(387)**	**(326)**
2005	40	43	39	29	151
2004	31	42	52	31	156
2003	23	26	31	32	112
2002[1]	2	(13)	29	24	42

1. After 2001 reversals.

West Fraser's sawmills operated efficiently during the year despite primarily processing lower quality mountain pine beetle ("MPB") affected logs in B.C. Log quality resulted in reduced lumber recovery and increased volumes of lower grade lumber. However, West Fraser plans to continue to upgrade and operate its mills in a manner that reduces the negative effects of processing such logs.

The Company experienced railcar shortages in the early part of 2006. Railcar supply improved over the summer months and the sawmills were able to recover the lost shipment volumes. However, inconsistent rail service to West Fraser's operations remains a significant issue.

Capital expenditures for the year were $123 million compared to $147 million in 2005. Major expenditures incurred in 2006 were for the construction of the new Quesnel sawmill, improved energy systems to reduce natural gas consumption and various projects dealing with processing of the MPB affected timber.

The new sawmill in Quesnel commenced operations at the end of October 2006 and in January 2007 began operating on a three-shift basis. The sawmill has a capacity of approximately 600 MMfbm per year. Additional planer capacity will be added to the Quesnel operations to handle the increased volume of lumber to be produced.

In the early part of 2006 lumber prices weakened due to declining U.S. housing starts. The SPF benchmark price ended the year at US $265 per Mfbm, down from US $360 per Mfbm in the early part of 2006. Southern yellow pine prices, which were even more volatile, ended the year at US $280 per Mfbm, down by more than US $140 per Mfbm since the early part of 2006. In 2006, the Japanese lumber market showed improvement over 2005 for both price and volume.

West Fraser's outlook for 2007 assumes a continued slowdown of housing starts in the United States for the first half of the year with some improvement expected in the second half of the year. Lumber prices are not likely to recover until the housing market begins to improve.

Stumpage

In 2006, the B.C. government enacted a new timber pricing system for the B.C. Interior under which stumpage is now based on timber sales data derived from publicly auctioned timber rather than on the Statistics Canada lumber and wood chip price indices.

Also during 2006, the Province of British Columbia changed the way logs are graded and stumpage is calculated for beetle-affected trees. The changes were designed to be revenue neutral to the Province but changed the distribution of stumpage across the B.C. Interior. Generally timber stands that were heavily damaged by the MPB incurred increased stumpage with a corresponding reduction in stumpage in less severely damaged or unaffected stands.

Under the current system in Alberta, stumpage is principally tied to product prices. In 2006, the Alberta government introduced a new stumpage schedule for sawlogs which reflects updated industry costs. The Province also began to charge stumpage as logs are delivered to the mill rather than as they are processed, which has had the effect of accelerating the timing of stumpage payments.

Mountain Pine Beetle
In B.C.'s Interior, the MPB infestation has been spreading since 1994. Recent surveys indicate that approximately 582 million m^3 of lodgepole pine in B.C. has been affected by the MPB. The Quesnel, Prince George, Williams Lake, 100 Mile House, Lakes and Morice TSAs continue to be the most heavily affected by the MPB. These are all areas in which West Fraser has operations. The Dawson Creek TSA, where the Company also operates, currently has a moderate level of infestation.

The Province of British Columbia has increased the AAC of timber tenures by approximately 16 million m^3 in the northern and central areas of B.C. from pre-infestation levels. West Fraser estimates that approximately 85% of the timber currently supplied to its B.C. Interior operations is from beetle-affected stands.

The long-term effect of the MPB infestation on West Fraser's operations is not clear. Preliminary analyses by the Province indicate that the AAC in the B.C. Interior may be reduced by 20% to 25% below pre-beetle AAC levels beyond 2015 or by as much as 50% from current elevated harvest levels. It is also expected that the grade and volume of lumber that can be recovered from the beetle-affected logs will diminish with time. However, the timing and extent of these reductions on West Fraser's timber supply, and the effect on lumber recovery and grade depends on a variety of factors and cannot be reasonably determined.

In 2005, the MPB appeared along the eastern slopes of the Rocky Mountains, including within the Company's Hinton, AB FMA. In 2006 there was a flight of the beetle into northwestern Alberta, affecting an estimated one to two million trees and current survey activities are expected to find additional infestation. The Alberta government is taking proactive action to control the spread of the MPB and to reduce the area of stands at risk for attack. An advisory group made up of representatives from the provincial and local governments, industry, aboriginal groups, academia and environmental organizations is advising the Alberta government on strategies to contain and prevent further spread of the infestation. Although the hardest hit areas in Alberta are to the north and west of West Fraser's operating areas, all of the Company's Alberta operations are shifting harvest activities into pine stands which have been identified as being at high risk of infestation.

Panels

Table XIX

	2006	2005
Plywood		
Production – MMsf – 3/8" basis	**728**	721
Shipments – MMsf – 3/8" basis	**721**	713
MDF		
Production – MMsf – 3/4" basis	**288**	294
Shipments – MMsf – 3/4" basis	**281**	290
LVL		
Production – Mcf	**3,000**	3,179
Shipments – Mcf	**2,710**	3,134
Sales - $ millions	**475**	511
EBITDA - $ millions	**53**	65
EBITDA margin - %	**11**	13
Operating earnings - $ millions	**13**	27
Capital expenditures - $ millions	**20**	24
Benchmark price - Plywood (per Msf 3/8" basis)[1] Cdn $	**366**	387
- MDF (per Msf 3/4" basis)[2] US $	**445**	414

1. Source: Crow's Market Report – Delivered Toronto.
2. Source: Resource Information Systems, Inc. – MDF Western U.S. – Net FOB mill.

Operating earnings were $13 million for the year compared to $27 million for 2005. The decrease was primarily due to lower plywood prices, higher plywood production costs resulting from operating issues and higher log costs. In addition, operating earnings were reduced by lower LVL shipments due to a weakening LVL market. The increase in the MDF price was partially offset by lower production and shipment volumes.

Plywood
Combined production and shipments at West Fraser's plywood plants increased marginally in 2006 over 2005 levels.

Price erosion for plywood was less severe than lumber due to reduced production capacity in Canada and continuing strong demand in the Canadian market. Although West Fraser was able to sell its production in 2006, it experienced a slowdown in sales in the last few months of the year.

MDF
Production was lower than in 2005 due to market driven product mix changes and voluntary power-related curtailments during periods of high electricity prices.

MDF prices rose during the first nine months of the year, but began to decline in the fourth quarter. The MDF business continues to face increasing competition from offshore manufacturing of both MDF panels and MDF products such as furniture. However, the North American laminated flooring market, which is key for West Fraser's MDF business, continued to grow during 2006.

LVL
Various operational difficulties and production curtailments due to deteriorating market conditions resulted in lower production in 2006 compared to 2005. Union certification of the hourly employees of the Rocky Mountain House LVL facility occurred in March 2006 and contract negotiations with the union are ongoing.

Sales volumes began to decline in the third quarter of 2006 and continued to fall by a further 16% in the fourth quarter. Demand for this structural product is expected to pick up along with other building materials when the U.S. housing market improves.

Pulp & Paper

	2006	2005
		Table XX
Sales - $ millions	**1,095**	1,045
EBITDA - $ millions	**123**	62
EBITDA margin - %	**11**	6
Operating loss - $ millions	**(6)**	(30)
Capital expenditures - $ millions	**66**	47

Operating earnings for the pulp and paper segment improved by $24 million despite the $38 million restructuring charge for the Hinton Pulp mill. Higher pulp and paper pricing, improved operations at the Kitimat mill and lower natural gas prices were the primary reasons for the improvement, which was partially offset by the stronger Canadian dollar.

The Company sold its interest in one of two power purchase agreements to which it was a party for proceeds of $68 million while concurrently acquiring a greater interest in the remaining agreement for $86 million. These transactions were accounted for as a sale and purchase respectively, resulting in a gain of $62 million of which the pulp and paper segment recorded $51 million. The increased ownership in the remaining agreement provides West Fraser with greater participation in the power purchase agreement related to a newer and lower cost power plant. This provides a more consistent energy hedge and substantially protects its energy position through 2020 for most of its Alberta operations.

Pulp [1]		**Table XXI**
	2006	2005
Production – NBSK – Mtonnes	**543**	581
Shipments – NBSK – Mtonnes	**565**	570
Production – BCTMP – Mtonnes	**561**	552
Shipments – BCTMP – Mtonnes	**572**	550
Benchmark price – NBSK (per tonne)[2] US $	**721**	646

1. For Cariboo Pulp & Paper, includes West Fraser's share.
2. Source: Resource Information Systems, Inc. - U.S. list price delivered U.S.

Capital spending at the four pulp mills was $35 million in 2006 compared to $25 million in 2005. Projects in 2006 included various upgrades at Quesnel River Pulp ("QRP") and the upgrade of the #2 pulp machine at Hinton Pulp mill, which is expected to be completed in 2007. In addition, there were several other productivity improvement projects completed in the year.

NBSK

Combined production at the two NBSK mills was 543 Mtonnes compared to 581 Mtonnes in 2005. The lower production was a result of extended maintenance shutdowns mainly as a result of additional maintenance work, the closure of the old pulp line at the Hinton Pulp mill in the fourth quarter and various operating issues throughout the year.

The Cariboo Pulp mill's 2006 annual maintenance shutdown and startup was complicated by a failure of a tank in the bleach plant. This event idled the bleach plant for approximately 20 days. During this time approximately 15,000 tonnes of unbleached kraft pulp were produced, of which 50% was to West Fraser's account. The production and sale of the unbleached pulp mitigated the losses associated with the downtime.

The woodroom at the Hinton Pulp mill was permanently closed in the fourth quarter as part of the announced restructuring of that operation. In addition, the shutdown of the smaller #1 pulp machine commenced near the end of the year. The $20 million upgrade of the remaining pulp machine is expected to be completed by the end of the second quarter of 2007. After completion of the upgrade, the annual capacity of the mill will be 350,000 tonnes reflecting a net reduction of

approximately 70,000 tonnes. In 2006, West Fraser recorded a writedown of $35 million of property, plant, equipment and timber and a charge of $3 million for other costs related to the restructuring plan.

The agreement to purchase 13 sawmills in the southern United States includes the termination of two 10-year pulp supply agreements for 170,000 tonnes per year that were entered into as part of the Weldwood transaction. The reduction of 70,000 tonnes per year of pulp production at Hinton and a strong market and customer base are expected to offset the effect of the termination of the contracts.

North American NBSK pulp prices quoted in U.S. dollars increased significantly in 2006 resulting in higher sales returns despite the stronger Canadian dollar. A significant reduction in North American NBSK pulp capacity was the primary reason for the improved market conditions. West Fraser expects NBSK pulp prices to remain strong during the first quarter of 2007 due to supply reductions.

BCTMP

BCTMP production increased to 561 Mtonnes from 552 Mtonnes in 2005, with both the QRP and Slave Lake pulp mills achieving record production for the year. QRP increased production by 3% as a result of several productivity initiatives completed during the year. Despite voluntary power-related curtailments during periods of high electricity prices of approximately 5,000 tonnes in each of 2005 and 2006, Slave Lake Pulp established a fifth consecutive annual production record.

Demand for BCTMP was strong for the first nine months of the year, allowing for higher shipments compared to 2005, although demand slowed in the fourth quarter of 2006. West Fraser expects BCTMP prices in 2007 may be under pressure due to capacity additions.

Linerboard and Kraft Paper **Table XXII**

	2006	2005
Production – Mtonnes	**459**	449
Shipments – Mtonnes	**467**	458
Benchmark price – Linerboard (per tonne)[1] US $	**554**	472

1. Source: Pulp & Paper Week – Unbleached linerboard kraft, East.

Improvements made in the past few years at the Kitimat mill have resulted in an increase in capacity from 450 Mtonnes to 470 Mtonnes, and a 2006 annual production record of 459 Mtonnes. Production costs declined in the year as a result of lower fibre and natural gas costs and productivity improvements realized in the year.

In 2005, West Fraser began building an electrical cogeneration plant at the Kitimat mill, designed to generate approximately 20 megawatts of electricity. The project was completed in January 2007 and after some construction issues is expected to improve production costs for this operation. Total capital spending for Kitimat was $30 million compared to $16 million in 2005.

Linerboard markets strengthened throughout 2006 primarily due to capacity reductions, mainly in North America. Benchmark prices denominated in U.S. dollars averaged approximately US $82 higher than the average for 2005. Although the stronger Canadian dollar offset much of this increase, the Company's Canadian mill net returns for linerboard increased 6%. As a result of current North American capacity reductions and continued demand, West Fraser expects linerboard prices to remain near current levels for at least the first half of the year with the annual average slightly higher than 2006.

Kraft paper prices were relatively unchanged during the first nine months of 2006 but strengthened significantly towards the end of the year. In Canadian dollars, mill net realizations

were unchanged from 2005. West Fraser expects kraft paper prices to remain strong throughout 2007.

Newsprint (West Fraser's share) **Table XXIII**

	2006	2005
Production – Mtonnes	**125**	130
Shipments – Mtonnes	**123**	129
Benchmark price – (per tonne)[1] US $	**655**	600

1. Source: Resource Information Systems, Inc. – U.S. delivered 48.8 gram newsprint.

ANC's newsprint production was 4% lower in 2006 compared to the previous year due to voluntary power-related curtailments during periods of high electricity prices, an increase in production of lower basis weight paper and operational issues. Power-related curtailments resulted in a production reduction of 3,500 tonnes in 2006 compared to 2,000 tonnes in 2005.

North American newsprint demand continued to decline in 2006 primarily due to the reduction in U.S. daily newspaper consumption. Newsprint capacity closures have not kept pace with this lower consumption and prices declined during the fourth quarter of 2006. West Fraser expects that newsprint prices will be lower in 2007 than in 2006 as newsprint demand is expected to decline further.

Significant Management Judgments Affecting Financial Results

The preparation of financial statements requires management to make estimates and assumptions, and to select accounting policies that affect the amounts reported in the financial statements. The significant accounting policies followed by West Fraser are disclosed in Note 1 to the Company's audited consolidated financial statements. The following items are the judgments considered most significant.

Asset Valuation
West Fraser believes that the frequency of technological changes in its manufacturing processes should be reflected in its choice of amortization periods. Accordingly, West Fraser amortizes its manufacturing equipment and machinery over periods ranging from 10 to 20 years, with sawmill machinery and equipment averaging 10 to 12 years. Timber rights are amortized over periods of up to 60 years. In addition to the appropriateness of the amortization periods, West Fraser periodically reviews estimated future cash flows from its assets as part of its consideration of whether the carrying value of the assets is appropriate.

Reforestation Obligation and Other Asset Retirement Obligations
West Fraser's Canadian operations are required by provincial regulations to carry out reforestation to ensure re-establishment of the forest after harvesting. Reforested areas must be tended for a period sufficient to ensure that they are well-established. The time to meet regulatory requirements depends on a variety of factors, but in West Fraser's operating areas, it usually spans 12 to 15 years. The estimated total cost of reforestation is accrued as harvesting takes place. These estimates are reviewed by the Company at least annually, and adjusted if appropriate.

West Fraser records the estimated fair value of a liability for other asset retirement obligations, such as landfill closures, in the period when a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and amortized over its useful life. The liability is accreted over time through charges to earnings and is reduced by actual costs of settlement. Payments relating to landfill closure and site remediation costs are expected to occur at periods ranging up to 20 years.

Defined Benefit Plan Assumptions

West Fraser maintains defined benefit pension plans for many of its employees. The provision of future funding requirements and the expense for accounting purposes for such plans depends on assumptions made by the Company, as well as on actual returns experienced on the pension fund assets. The Company makes assumptions it believes to be conservative.

Defined Benefit Pension Plan Assumptions		Table XXIV
	2006	2005
Discount rate	**5.25%**	5.25%
Expected rate of return on plan assets	**7.00%**	7.00%
Rate of increase in future compensation	**3.25%**	3.25%

Change in Accounting Policies

Share-based Compensation

Effective December 31, 2006, West Fraser adopted the new provision of the Canadian Institute of Chartered Accountants' ("CICA") Emerging Issues Committee for share-based compensation for directors, officers and employees eligible to retire before the vesting date. Compensation expense is now recognized over the earlier of the normal vesting period or the period from the grant date to the date the employee becomes eligible to retire. Pursuant to the transition provision, the Company recorded a reduction of $1.5 million (net of income tax of $0.8 million) to opening 2006 retained earnings for the cumulative effect on prior years arising from this change in accounting policy. The Company has not restated earnings of any prior period as a result of adopting this accounting change as the Company concluded that such an impact was not material. The 2006 income statement effect of adopting this change in policy was an increase in earnings of $1.6 million (net of income tax of $0.8 million).

Financial Instruments

The CICA issued new accounting rules on financial instruments, hedges and comprehensive income that will require the Company to account for derivatives and financial assets held for trading or available for sale at fair value. Loans, receivables and investments held to maturity will be measured at amortized cost using the effective interest rate method. Other financial liabilities will be measured at fair value or at amortized cost using the effective interest rate method. The effective interest rate method establishes the discount rate which equates the estimated future cash flows with the net carrying amount of the financial asset or liability.

Other comprehensive income is the method used to record revenues, expenses, gains and losses on net financial assets that are not required to be included in earnings. Foreign currency translation gains and losses on self-sustaining foreign operations will be included in other comprehensive income. Comprehensive income is the sum of earnings for the period plus other comprehensive income.

The Company is assessing the impact of the new rules, which are effective for the first quarter of 2007.

Translation of U.S. Operations

West Fraser has determined that upon the completion of the U.S. sawmill acquisition, its U.S. operations will become self-sustaining. Accordingly, the Company will translate the financial statements of its U.S. operations using the current rate method as opposed to the temporal method currently used. Under the current rate method all assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Under the temporal method, only monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date while non-monetary items are translated at historical exchange rates.

Under Canadian generally accepted accounting principles, this change will be accounted for prospectively. The revaluation component will be included in accumulated other comprehensive income as a separate component of shareholders' equity. The impact of this change, assuming a December 31, 2006 application of the translation method change, would have been an $18 million reduction to shareholders' equity.

Capital Structure

The combined number of Common shares and Class B common shares outstanding was 42,771,937 as at December 31, 2006 (2005 - 42,756,992). The increase reflects the issuance of 14,945 Common shares pursuant to the Employee Share Purchase Plan and the exercise of outstanding share purchase options.

All of West Fraser's debt, other than current borrowings incurred from time to time for the Company's joint-venture newsprint mill, is unsecured and ranks equally in right of payment. West Fraser's public debt is rated as investment grade by leading rating agencies. In February 2007, Moody's changed its rating from Baa2 with a negative outlook to Baa3 with a Stable outlook, reflecting in part its near-term view of uncertainty in the lumber market along with increasing capacity of pulp in the southern hemisphere. The ratings from Standard & Poor's and Dominion Bond Rating Service were unchanged from 2005 although Standard & Poor's changed its outlook from 'Stable' to 'Negative' in 2005, reflecting in part its view of the North American forest products industry in general.

Debt Ratings — **Table XXV**

Agency	Rating	Outlook
Dominion Bond Rating Service	**BBB**	Stable
Moody's	**Baa3**	Stable
Standard & Poor's	**BBB**	Negative

Capital Requirements and Liquidity

Summary of Financial Position ($ millions, except as otherwise indicated) — **Table XXVI**

As at December 31	2006	2005
Net cash[1]	**606**	18
Current assets	**1,451**	988
Current liabilities	**830**	617
Ratio of current assets to current liabilities	**1.7**	1.6
Net debt	**22**	775
Shareholders' equity	**2,239**	1,866
Net debt to capitalization[2] - %	**1**	29

1. Net cash consists of cash and short-term investments less outstanding cheques in excess of funds on deposit.
2. Net debt (total debt less cash and short-term investments) divided by net debt plus shareholders' equity.

West Fraser's cash requirements, other than for operating purposes, are primarily for interest payments, repayment of debt, additions to property, plant, equipment and timber, acquisitions and payment of dividends. In years without a major acquisition or debt repayment, cash on hand and cash provided by operations have normally been sufficient to meet these requirements.

Selected Cash Flow Items ($ millions)		**Table XXVII**
As at December 31	**2006**	2005
Operating Activities		
Cash provided before working capital changes	**522**	266
Non-cash working capital	**358**	(236)
Cash provided by operating activities	**880**	30
Financing Activities		
Debt and operating loans	**(166)**	(150)
Dividends and other	**(23)**	(23)
Cash used in financing activities	**(189)**	(173)
Investing Activities		
Additions to property, plant, equipment & timber	**(212)**	(224)
Other	**108**	36
Cash used in investing activities	**(104)**	(188)
Change in cash	**587**	(331)

Non-cash working capital items in 2006, included a $174 million increase in income taxes payable and a $122 million increase in accounts payable related to the Special Charge on duty refunds. These amounts will be paid in the first quarter of 2007. Non-cash working capital items in 2005 included a use of $244 million of cash for tax payments

Additions to property, plant, equipment and timber in 2006 included $69 million related to construction of the new Quesnel sawmill compared to $46 million in 2005. Other investing activities include $29 million of proceeds related to the timber take-back, and $79 million of net proceeds from the sale of the Company's interest in the Burns Lake and Decker Lake sawmills and the related harvesting rights, which were partially offset by $18 million related to the additional investment in the power purchase agreement.

In 2005, the Company refinanced its operating credit facility, changing from a $350 million 2-year term to a $500 million 5-year term. West Fraser obtained a commitment to increase the operating facility to $600 million with a new maturity of 2012 and to create a 3-year term facility in the amount of $100 million to provide funding for the U.S. sawmill acquisition.

At December 31, 2006 there were $517 million in undrawn credit facilities. West Fraser has a $125 million debenture that is due in November of 2007.

Contractual Obligations at December 31, 2006 ($ millions)[1]							**Table XXVIII**
	2007	2008	2009	2010	2011	Thereafter	Total
Long-term debt	128	-	150	-	-	350[2]	628
Operating leases	3	2	2	1	1	1	10
Capital asset commitments	13	-	-	-	-	-	13
Total	144	2	152	1	1	351	651

1. Contractual obligations means an agreement related to debt, leases and enforceable agreements to purchase goods or services on specified terms, but does not include reforestation obligations, energy purchases under various agreements, accounts payable in the ordinary course of business or contingent amounts payable.
2. Represents U.S. denominated debt of $300 million.

Disclosure Controls and Internal Controls Over Financial Reporting

As required by Multilateral Instrument 52-109, West Fraser's management evaluated the effectiveness of the Company's disclosure controls and procedures as at December 31, 2006. Based on that evaluation, the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") have concluded that such disclosure controls and procedures are effective.

The CEO and CFO acknowledge responsibility for the design of internal control over financial reporting ("ICFR") as at December 31, 2006 and confirm that in the quarter ended December 31, 2006 there were no changes in these controls which materially affected, or are reasonably likely to materially affect, the Company's ICFR.

West Fraser is committed to allocate resources required to evaluate the effectiveness of the Company's ICFR, and supports activities that are necessary to achieve continuing compliance with the requirements of Bill 198.

Risks & Uncertainties

Fluctuations in Price and Demand for Products
West Fraser's financial performance is principally dependent on the demand for and selling prices of the products it sells. Both are subject to significant fluctuations. The markets for lumber, panels, pulp, paper, wood chips and other forest products are highly volatile and are affected by factors such as global economic conditions, changes in industry production capacity, changes in world inventory levels and other factors beyond the Company's control. In addition, interest rates have a significant effect on residential construction and renovation activity, which in turn influences the demand for and price of building materials such as lumber and plywood.

West Fraser cannot predict future market conditions, product demand and pricing or increases in costs of production due to factors outside its control. Prolonged or severe weakness in the market for any of its principal products would adversely affect the Company's financial condition.

Currency Risk
Most of West Fraser's products are sold at prices that are generally based on prevailing U.S. dollar prices but the majority of its operational costs and expenses are incurred in Canadian dollars. This results in significant earnings sensitivity to changes in the Canadian / U.S. dollar exchange rate. Also, payment terms for offshore sales may be up to 180 days, exposing West Fraser to the risk of exchange rate fluctuations in the period between sale and payment. Although West Fraser does not currently hedge its foreign exchange exposure with financial forward or option contracts, U.S. dollar-denominated debt and operations in the U.S. provide a limited offset to the U.S. dollar exchange exposure. During 2006, the U.S. dollar traded at between Cdn $1.18 and $1.09, with an average of $1.13 (2005 – between $1.27 and $1.14, with an average of $1.21).

Softwood Lumber Agreement
The Company cannot predict with any certainty the export tax rate applicable to its future lumber shipments or the potential application or timing of the additional tax related to the Surge. The SLA 2006 has a term of seven years, and may be extended for another two years by agreement. After the initial 18 months of the term, either party may terminate the SLA 2006 by providing not less than six months notice to the other. West Fraser cannot predict if the SLA 2006 will be terminated prior to the expiration of its term and the future responses of the United States and Canada following such expiration or termination are uncertain.

Availability of Fibre and Changes in Stumpage Fees
West Fraser meets a significant portion of its Canadian timber requirements through government grants of timber from provincial ministries and is charged stumpage fees for its harvesting activities on Crown lands. Provincial governments prescribe the methodology that determines the amount of the stumpage fees charged and changes to the methodology or rates may adversely affect the Company's results.

West Fraser relies on log supply agreements in the United States which are subject to availability and market prices. Currently, 60% of the Joyce and Huttig sawmills' requirements are supplied under a long-term agreement, leaving 40% to be purchased on the open market. There are no guarantees that the Company can obtain quality southern yellow pine logs at an appropriate

market price. Changes in market conditions for these logs may adversely affect the Company's results.

Competition
Markets for West Fraser's products are highly competitive. The Company's ability to maintain or improve the cost of producing and delivering its products to those markets is crucial. Factors such as cost and availability of raw materials, energy and labour, the ability to maintain high operating rates and low per unit manufacturing costs, and the quality of its final products and its customer service all affect West Fraser's earnings.

Operational Curtailments and Transportation Limitations
From time to time, West Fraser suspends operations at one or more of its facilities or logging operations in response to market conditions, environmental risks, workplace safety concerns or other operational issues, including power failure, equipment breakdown, dry forest conditions, adverse weather conditions, labour disruptions and fire hazards. These unscheduled operational suspensions could have a material adverse effect on West Fraser's financial condition. From time to time, West Fraser must also respond to rail car and truck shortages that limit product deliveries to its customers, which may have a material adverse effect on its financial performance.

Labour Relations
West Fraser employs a unionized workforce in a number of its operations. Walkouts or strikes by employees could result in lost production and sales, higher costs and supply constraints that could have a material adverse impact on West Fraser's business. Also, West Fraser depends on a variety of third parties that employ unionized workers to provide critical services to the Company's operating facilities. Labour disputes experienced by these third parties could lead to disruptions at Company facilities.

Natural Disasters
West Fraser's operations are subject to adverse natural events such as forest fires, adverse weather conditions, disease, and, on the coastal region of British Columbia, earthquake activity. These events could damage or destroy the Company's physical facilities or its timber supply and similar events could also affect the facilities of West Fraser's suppliers or customers. Any such damage or destruction could adversely affect West Fraser's financial results. Although West Fraser believes it has reasonable insurance arrangements in place to cover certain of such incidents, there can be no assurance that these arrangements will be sufficient to fully protect the Company against such losses. As is common in the industry, West Fraser does not insure loss of standing timber for any cause.

Mountain Pine Beetle
The long-term effect of the MPB infestation on West Fraser's Canadian operations is uncertain. The potential effects include a reduction in future AAC levels to those below current and pre-beetle AAC levels, a diminished grade and volume of lumber that can be recovered over time from the beetle-killed logs, potentially decreased quality of wood chips that can be produced from such logs, and increased production costs. The timing and extent of the effect on West Fraser's timber supply, lumber grade and recovery, quality of wood chips and production costs depends on a variety of factors and at this time cannot be reasonably determined.

Environment
West Fraser's operations are subject to regulation by federal, provincial, state and local environmental authorities, both in Canada and the United States, including industry specific environmental regulations relating to air emissions and pollutants, wastewater (effluent) discharges, solid waste, landfill operations, forestry practices, site remediation and the protection of endangered species and critical habitat. West Fraser has incurred, and will continue to incur, capital expenditures and operating costs to comply with applicable environmental laws and regulations. No assurance can be given that changes in environmental laws and regulations or their application will not have a material adverse effect on West Fraser's business, operations,

financial condition and operational results. Similarly, no assurance can be given that any capital expenditures necessary for future compliance with existing and new environmental laws and regulations could be financed from West Fraser's available cash flow. West Fraser may discover currently unknown environmental problems, contamination, or conditions relating to its past or present operations. This may require site or other remediation costs to maintain compliance or correct violations of applicable environmental laws and regulations or result in governmental or private claims for damage to person, property or the environment, which could have a material adverse effect on West Fraser's business, financial condition and operational results.

West Fraser has in place internal programs under which all its forestry and manufacturing operations are audited for compliance with applicable laws and standards and with West Fraser's management systems. West Fraser's woodlands operations in Canada, and the harvesting operations of its key U.S. suppliers, are third-party certified to internationally-recognized sustainable forest management standards. West Fraser's operations and its ability to sell its products could be adversely affected if those operations did not, or were perceived by the public as failing to, comply with applicable laws and standards, including responsible environmental standards.

First Nations Claims
Failure of the government of British Columbia to adequately discharge its obligations to First Nations groups may affect the validity of its actions in dealing with public rights, including the granting of Crown timber harvesting rights. The Company cannot assure that First Nations claims will not in the future have a material adverse affect on its timber harvesting rights or its ability to exercise or renew them or secure other timber harvesting rights.

U.S. Sawmill Acquisition
West Fraser's acquisition of 13 sawmills located in the southern United States is expected to complete by the end of March 2007. The anticipated timing and benefits of this acquisition are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. These include, but are not limited to: the successful implementation of the Company's business plan for the acquired facilities including management and administration and anticipated integration with the Company's current business, processes and systems; the timing and extent to which the Company realizes anticipated synergies and other benefits of the acquisition; the reaction of customers, suppliers and other third parties; the diversion of management's time on acquisition-related issues; and other risks and uncertainties, including those disclosed by the Company from time to time.

Business Outlook

Key uncertainties facing West Fraser in 2007 include potential commodity price movements and changes in the value of the Canadian dollar compared with the U.S. dollar.

Earning Sensitivity to Key Variables – based on year-end capacities[1] ($ millions) **Table XXIX**

Factor	Variation		Change in Earnings
Lumber price[2,3]	US $50	Change per Mfbm	169
Plywood price[2,3]	US $50	Change per Msf	32
MDF price[3]	US $50	Change per Msf	12
NBSK price[3]	US $50	Change per tonne	19
BCTMP price[3]	US $50	Change per tonne	22
Linerboard and kraft price[3]	US $50	Change per tonne	18
Newsprint price	US $50	Change per tonne	5
U.S. - Canadian $ exchange rate[4]	US $0.01	Change per Cdn $	17
Sawlog cost	Cdn $10	Change per m^3	106

1. Assumes exchange rate of Cdn $1.165 per US $1.00 and excludes U.S. sawmills to be acquired in 2007.
2. Change does not include any potential change in log costs.
3. Change does not include any potential change in wood chip prices.
4. Excludes exchange impact on translation of U.S. denominated debt and other monetary items.

West Fraser expects U.S. housing starts to remain low compared to prior years as a result of a high inventory of available homes. Accordingly, the Company expects lumber and structural panel prices to remain at low levels for most of 2007.

West Fraser expects that pulp markets will peak in early 2007 as capacity increases may put downward pressure on pulp prices. Balanced linerboard markets and improving kraft paper markets should result in higher prices for these products.

The Hinton Pulp mill restructuring plan is expected to be completed in the second quarter of 2007 and should improve the cost structure of this mill. The Kitimat cogeneration project was completed in January 2007 and is expected to result in reduced costs at the Kitimat operations.

On February 10, 2007, the union representing train conductors and certain yard workers for Canadian National Railway Company ("CN"), West Fraser's primary rail carrier, went on strike. CN has announced a plan to maintain service levels at 65% of normal levels for the duration of the strike. The Company's ability to deliver product to its customers is expected to be impacted throughout the strike, although it is too soon to determine the extent of the affect. In addition, the rail car supply to the Company's sawmills in early 2007 has been adversely affected due to rail service issues related to winter operating conditions. The rail car supply issues have led to an increase in lumber inventory in early 2007.

West Fraser estimates that its capital expenditures will be $200 million in 2007, which includes anticipated expenditures at the 13 U.S. sawmills to be acquired. Many of the planned expenditures are for high pay-back items to enhance future profitability.

The acquisition of 13 U.S. sawmills, expected to close at the end of the first quarter of 2007, will result in greater geographic and product diversification for the Company. The Company believes the long-term market fundamentals and outlook for the industry are positive. However, the recent decline in U.S. housing starts has resulted in low product prices for both the U.S. and Canadian lumber industry and will result in the U.S. mills incurring losses until prices improve.



West Fraser Timber Co. Ltd.

Consolidated Financial Statements
December 31, 2006 and 2005
(in thousands of Canadian dollars)



PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Auditors' Report

To the Shareholders of
West Fraser Timber Co. Ltd.

We have audited the consolidated balance sheets of **West Fraser Timber Co. Ltd.** as at December 31, 2006 and 2005 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
February 15, 2007

West Fraser Timber Co. Ltd.

Consolidated Balance Sheets

As at December 31, 2006 and 2005

(in thousands of Canadian dollars)

	2006	2005
Assets		
Current assets		
Cash and short-term investments	$ 605,574	$ 62,199
Accounts receivable	300,919	308,509
Inventories (note 4)	531,873	572,004
Prepaid expenses	12,921	14,081
Current assets held for sale (note 5)	-	30,739
	1,451,287	987,532
Property, plant, equipment and timber (note 6)	2,133,914	2,230,055
Deferred charges (note 7)	41,826	27,143
Goodwill	263,719	263,719
Other assets (note 8)	127,689	61,537
Long-term assets held for sale (note 5)	-	63,697
	$ 4,018,435	$ 3,633,683
Liabilities and Shareholders' Equity		
Current liabilities		
Cheques issued in excess of funds on deposit	$ -	$ 43,899
Operating loans (note 9)	-	165,111
Accounts payable and accrued liabilities	468,429	333,075
Income taxes payable	178,861	4,661
Current portion of reforestation obligations (note 10)	54,222	52,319
Current portion of long-term debt (note 9)	128,284	4,500
Current liabilities held for sale (note 5)	-	13,555
	829,796	617,120
Long-term debt (note 9)	499,620	623,860
Other liabilities (note 10)	137,446	132,960
Future income taxes (note 20)	312,443	377,637
Long-term liabilities held for sale (note 5)	-	16,187
	1,779,305	1,767,764
Shareholders' equity (note 11)	2,239,130	1,865,919
	$ 4,018,435	$ 3,633,683

Commitments (note 12)

Approved by the Board of Directors

William P. Ketcham
Director

J. Duncan Gibson
Director

West Fraser Timber Co. Ltd.

Consolidated Statements of Earnings

For the years ended December 31, 2006 and 2005

(in thousands of Canadian dollars, except earnings per share)

	2006	2005
Sales	$ 3,325,835	$ 3,576,701
Costs and expenses		
Cost of products sold	2,296,157	2,321,785
Freight and other distribution costs	543,663	541,966
Export taxes	16,755	-
Amortization	251,869	255,384
Selling, general and administration	113,896	120,318
Share option recovery (note 2)	(1,233)	(5,666)
Restructuring charge (note 15)	37,631	-
Duty (refund) expense (note 16)	(325,395)	151,431
	2,933,343	3,385,218
Operating earnings	392,492	191,483
Other		
Interest income on duty refund	50,032	-
Interest expense - net (note 17)	(37,592)	(48,424)
Exchange (loss) gain on long-term debt	(720)	13,850
Gain on sale of power purchase agreement (note 8)	61,793	-
Gain on assets held for sale (note 5)	21,686	-
Gain on timber take-back (note 18)	13,609	3,300
Other income (expense) (note 19)	20,984	(8,771)
Earnings before income taxes and non-controlling interest	522,284	151,438
(Provision for) recovery of income taxes (note 20)		
Current	(181,741)	(66,878)
Future	57,885	24,581
	(123,856)	(42,297)
Earnings before non-controlling interest	398,428	109,141
Non-controlling interest	(431)	(1,491)
Earnings	$ 397,997	$ 107,650
Earnings per share (note 21)		
Basic	$ 9.31	$ 2.52
Diluted	$ 9.23	$ 2.49

West Fraser Timber Co. Ltd.

Consolidated Statements of Retained Earnings

For the years ended December 31, 2006 and 2005

(in thousands of Canadian dollars)

	2006	2005
Retained earnings		
Balance - beginning of year	$ 1,268,811	$ 1,185,102
Change in accounting policy (note 2)	(1,548)	-
Earnings	397,997	107,650
	1,665,260	1,292,752
Common share dividends	(23,949)	(23,941)
Balance - end of year	$ 1,641,311	$ 1,268,811

West Fraser Timber Co. Ltd.

Consolidated Statements of Cash Flows

For the years ended December 31, 2006 and 2005

(in thousands of Canadian dollars)

	2006	2005
Cash flows from operating activities		
Earnings	$ 397,997	$ 107,650
Items not affecting cash		
Amortization	251,869	255,384
Writedown of pulp assets (note 15)	34,780	-
Exchange loss (gain) on long-term debt	720	(13,850)
Change in reforestation obligations	(6,266)	(2,134)
Change in other long-term liabilities	12,043	(67,043)
Change in deferred charges	(14,607)	9,101
Future income taxes	(59,043)	(24,326)
Gain on asset sales	(98,262)	(3,171)
Other	2,753	4,145
	521,984	265,756
Net change in non-cash working capital items	358,214	(236,053)
	880,198	29,703
Cash flows from financing activities		
Repayment of long-term debt	(1,200)	(249,300)
(Repayment of) net proceeds from operating loans	(165,111)	99,111
Common share dividends	(23,949)	(23,941)
Issuance of Common shares (note 11)	554	527
Other	156	166
	(189,550)	(173,437)
Cash flows from investing activities		
Additions to property, plant, equipment and timber	(211,630)	(224,401)
Proceeds from disposal of property, plant, equipment and timber	37,013	22,624
Net proceeds from assets held for sale (note 5)	81,429	-
Addition to power purchase agreement (note 8)	(17,527)	-
Decrease in other assets	7,341	14,248
	(103,374)	(187,529)
Increase (decrease) in cash	587,274	(331,263)
Net cash - beginning of year	18,300	349,563
Net cash - end of year	$ 605,574	$ 18,300
Net cash consists of		
Cash and short-term investments	$ 605,574	$ 62,199
Cheques issued in excess of funds on deposit	-	(43,899)
	$ 605,574	$ 18,300
Supplemental information		
Interest paid	$ 40,760	$ 50,219
Income taxes paid	$ 73,335	$ 243,662

(figures are in thousands of Canadian dollars, except where indicated)

1 Nature of operations and significant accounting policies

Nature of operations

The Company is an integrated forest products company producing lumber, panels and pulp and paper products.

Basis of presentation

The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. Certain comparative figures have been reclassified to conform to the current year's presentation.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Principal direct and indirect operating subsidiaries are West Fraser Mills Ltd., West Fraser Forest Products Inc., Blue Ridge Lumber Inc., Ranger Board Inc., Alberta Plywood Ltd., West Fraser, Inc., (formerly West Fraser (South), Inc.), West Fraser Newsprint Ltd., and Sundre Forest Products Ltd.

Investments in and operations of the Company's joint ventures are accounted for by the proportionate consolidation method, except for consolidated variable interest entities.

Revenue recognition

Revenues are derived from product sales and are recognized upon the transfer of significant risks and rewards of ownership, provided collectibility is reasonably assured.

Use of estimates

The preparation of financial statements requires estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant areas requiring estimates are asset valuations, reforestation obligations, other asset retirement obligations and employee future benefits. Actual amounts could differ materially from those estimates.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies, including long-term debt, are translated into Canadian dollars at the exchange rates prevailing at the end of the period. Other assets and liabilities and income and expense items are translated at the exchange rates prevailing on the transaction dates. Resulting exchange gains or losses are included in earnings.

(figures are in thousands of Canadian dollars, except where indicated)

The Company's foreign operations are considered to be integrated. Accordingly, monetary items are translated at the rates of exchange in effect at the balance sheet dates, and non-monetary items are translated at historical exchange rates. Revenues and expenses are translated at the average rate of exchange in effect during the period in which they occur, except for amortization of assets, which is translated at the same historical exchange rate as the asset to which it relates. Gains or losses on the translation of monetary items are included in earnings.

Cash and short-term investments

Cash and short-term investments consist of cash on deposit and short-term interest-bearing securities with maturities at their purchase date of three months or less.

Inventories

Inventories of logs and manufactured products are valued at the lower of average cost and net realizable value. Inventories of other raw materials, processing materials and supplies are valued at the lower of average cost and replacement cost.

Property, plant, equipment and timber

Property, plant, equipment and timber are stated at cost less accumulated amortization. Major manufacturing assets under construction include capitalized interest and preproduction and start-up costs, where applicable. Expenditures for additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to earnings. Upon retirement, disposal or destruction of assets, the cost and related amortization are removed from the accounts and any gain or loss is reflected in earnings.

Property, plant and equipment are principally amortized on a straight-line basis over their estimated useful lives as follows:

Buildings	10 - 30 years
Manufacturing equipment and machinery	10 - 20 years
Fixtures and other equipment	3 - 10 years

Timber rights and roads are amortized over a period not exceeding 60 years.

Capitalized preproduction and start-up costs are amortized over a period not exceeding five years.

Goodwill

Goodwill represents the excess of the purchase price paid for an acquisition over the fair value of the net assets acquired. Goodwill is not amortized, but is subject to an impairment test on at least an annual basis, or more frequently if events or circumstances indicate that it may be impaired.

(figures are in thousands of Canadian dollars, except where indicated)

Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of impairment loss, if any.

Impairment of long-lived assets

The Company reviews property, plant, equipment and timber for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed by comparing the carrying amount to the projected future net cash flows the long-lived assets are expected to generate.

Asset retirement obligations

The Company harvests timber under various timber rights. Estimated future reforestation obligations are accrued and charged to earnings at the time the timber is harvested. The reforestation obligation is reviewed periodically and changes to estimates are credited or charged to earnings.

The Company records the estimated fair value of a liability for other asset retirement obligations in the period a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset and amortized over its useful life. The liability is accreted over time through periodic charges to earnings and is reduced by actual costs of settlement.

Share-based compensation

The Company's share option plan gives share option holders the right to elect to receive a cash payment in lieu of exercising the option to purchase Common shares. The Company records an expense or recovery for share options, based on the quoted market value of the Company's Common shares. If an option holder elects to purchase Common shares, as opposed to receiving a cash payment, both the exercise price and the accrued liability is credited to shareholders' equity.

The Company's directors' deferred share unit plan ("DDSU") allows for settlements in cash or Common shares at the holder's option and, therefore, is accounted for as a liability. Changes in the Company's obligations under the DDSU, which arise from fluctuations in the market price of the Company's Common shares underlying this plan, are recorded in selling, general and administration expenses.

(figures are in thousands of Canadian dollars, except where indicated)

Employee future benefits

The Company accrues for its obligations under employee benefit plans and the related costs net of plan assets.

The Company has adopted the following policies:

- The measurement date used for accounting purposes is October 31;
- The cost of pensions earned by employees is actuarially determined using the projected benefit method pro-rated on service and management's estimate of expected plan investment performance, salary escalation and retirement ages of employees;
- For the purpose of calculating the expected return on plan assets, those assets are valued at fair value;
- Past service costs arising from plan amendments and transitional obligations are amortized on a straight-line basis over the estimated average remaining service period of employees active at the date of the amendments;
- The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of the active employees.

For defined contribution plans, the pension expense is the amount of contributions the Company is required to pay for services rendered by employees.

Income taxes

Future income taxes are provided for using the liability method. Under the liability method, future income taxes are recognized for temporary differences between the tax and financial statement bases of assets, liabilities and certain carry-forward items.

Future income tax assets are recognized only to the extent that it is more likely than not that they will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

(figures are in thousands of Canadian dollars, except where indicated)

2 Change in accounting policy

Effective December 31, 2006 the Company adopted the new provision of the Emerging Issue Committee pronouncement No. 162 for share-based compensation for directors, officers and employees eligible to retire before the vesting date. Compensation expense is now recognized over the earlier of the normal vesting period or the period from the grant date to the date the employee becomes eligible to retire. Pursuant to the transition provision, the Company recorded an adjustment of $1,548 (net of tax of $791) to opening 2006 retained earnings for the cumulative effect on prior years arising from this change in accounting policy. The Company has not restated earnings of any prior period as a result of adopting this accounting change as the Company has concluded that such an impact is not material. The fiscal 2006 income statement effect of adopting this change in policy was an increase in earnings of $1,640 (net of tax of $838).

3 Investment in joint ventures

The Company's joint ventures are Alberta Newsprint Company (50%) and Cariboo Pulp and Paper Company (50%). The Company's proportionate share of the joint ventures is as follows:

		2006		**2005**
Current assets	$	66,213	$	57,078
Non-current assets		174,158		149,096
Total assets		240,371		206,174
Current liabilities		(26,877)		(23,510)
Non-current liabilities		(22,887)		(22,396)
Equity	$	190,607	$	160,268
Sales	$	215,595	$	198,670
Costs and expenses		(161,061)		(186,472)
Earnings before income taxes	$	54,534	$	12,198
Cash flows from operating activities	$	54,595	$	40,607
Cash flows from financing activities	$	127	$	-
Cash flows from investing activities	$	(22,230)	$	(10,403)

The Company has business transactions with certain of its joint venture participants and entities related to these participants. All transactions are at market prices and on normal business terms.

(figures are in thousands of Canadian dollars, except where indicated)

4 Inventories

	2006	2005
Logs and wood chips	$ 170,318	$ 178,103
Manufactured products	269,571	305,609
Processing materials and supplies	91,984	88,292
	$ 531,873	$ 572,004

5 Assets held for sale

The Company sold its interest in two sawmills and the related timber harvesting rights for net proceeds of $79,228, resulting in a gain of $21,547. The Company also sold road maintenance and logging operations located in Hinton, Alberta for proceeds of $2,201, resulting in a gain of $139.

The results of operations from these assets to the sale dates are included in earnings. Effective January 1, 2006, amortization was discontinued on the assets held for sale.

6 Property, plant, equipment and timber

			2006
	Cost	Accumulated amortization	Net
Manufacturing plant, equipment and machinery	$ 3,207,455	$ 1,781,682	$ 1,425,773
Construction-in-progress	73,261	-	73,261
Timber rights and roads	806,703	208,499	598,204
Rental properties	15,584	4,055	11,529
Other	28,089	2,942	25,147
	$ 4,131,092	$ 1,997,178	$ 2,133,914

			2005
	Cost	Accumulated amortization	Net
Manufacturing plant, equipment and machinery	$ 3,136,882	$ 1,690,656	$ 1,446,226
Construction-in-progress	99,581	-	99,581
Timber rights and roads	854,330	208,988	645,342
Rental properties	19,632	5,299	14,333
Other	26,836	2,263	24,573
	$ 4,137,261	$ 1,907,206	$ 2,230,055

(figures are in thousands of Canadian dollars, except where indicated)

7 Deferred charges

		2006		2005
Deferred pension (note 13)	$	35,634	$	20,760
Deferred financing fees - net		5,164		6,383
Deferred transaction costs (note 12)		1,028		-
	$	41,826	$	27,143

Deferred financing fees are amortized over the term of the related debt.

8 Other assets

		2006		2005
Power purchase agreements - net	$	102,442	$	28,673
Investments		10,712		15,822
Advances for timber and timber deposits		14,535		17,042
	$	127,689	$	61,537

Power purchase agreements

Effective January 1, 2001, the Company entered into two power purchase agreements to acquire a portion of the electricity generated from two power plants in Alberta at substantially predetermined prices. The Company sells the electricity acquired under the power purchase agreement at prevailing market prices. At the same time, the Company's Alberta operations purchase electricity at prevailing market prices. Effective May 1, 2006, the Company sold its interest in one of the agreements for proceeds of $68,211 while concurrently acquiring a greater interest in the remaining agreement for $85,738. The transactions were accounted for as a sale and purchase respectively, resulting in a gain of $61,793. Following the transactions, the Company's share of electricity generated was approximately 120 megawatts for 2006 and is expected to be 115 megawatts per year for the period 2007 to 2020. The power purchase agreement is amortized over the life of the agreement.

(figures are in thousands of Canadian dollars, except where indicated)

9 Long-term debt and operating loans

Long-term debt

		2006		2005
Cdn $125,000 debentures due 2007; interest at 6.80%	$	124,984	$	124,960
Cdn $150,000 debentures due 2009; interest at 4.94%		150,000		150,000
US $300,000 senior notes due 2014; interest at 5.20%		349,620		348,900
Cdn $3,300 term note; interest at floating rates [1]		3,300		4,500
		627,904		628,360
Less: Current portion		(128,284)		(4,500)
	$	499,620	$	623,860

[1] Floating rates are based on Prime, US base, Bankers Acceptances or LIBOR at the Company's option.

Interest payments are made on a semi-annual basis with the exception of the Cdn $3,300 term note, which are made quarterly.

Principal repayments required are as follows:

2007	$	128,284
2008		-
2009		150,000
2010		-
2011		-
Thereafter		349,620
	$	627,904

Operating loans

The Company has approximately $516,700 (2005 - $530,000) in revolving lines of credit available, none of which was drawn as at December 31, 2006 (2005 - $165,111). Interest is payable at floating rates based on Prime, US base, Bankers Acceptances or LIBOR at the Company's option. The Company has also issued $14,863 (2005 - $14,392) under various letters of credit.

All long-term debt and bank lines of credit are unsecured except for a $5,000 joint venture line of credit which is secured by its working capital.

(figures are in thousands of Canadian dollars, except where indicated)

10 Other liabilities

	2006	2005
Post-retirement obligations (note 13)	$ 54,029	$ 44,243
Timber damage deposits	14,605	10,921
Reforestation obligations - long-term	60,054	68,187
Other asset retirement obligations	8,758	9,609
	$ 137,446	$ 132,960

Asset retirement obligations

The Company's asset retirement obligations relate to its responsibility for reforestation under various timber rights and to landfill closure and other site remediation costs.

Changes in asset retirement obligations are as follows:

	Reforestation		Other	
	2006	2005	2006	2005
Asset retirement obligations - beginning of year	$ 123,643	$ 120,942	$ 9,609	$ 6,636
Liabilities recognized	40,234	44,182	-	-
Liabilities settled	(52,832)	(45,504)	(1,036)	(106)
Accretion expense	5,753	5,412	497	868
Change in estimates	530	(4,209)	(312)	-
Obligations sold (note 5)	(3,052)	-	-	-
Acquired obligations	-	2,820	-	2,211
Asset retirement obligations - end of year	114,276	123,643	8,758	9,609
Less:				
Current portion	(54,222)	(52,319)	-	-
Long-term liabilities held for sale	-	(3,137)	-	-
	$ 60,054	$ 68,187	$ 8,758	$ 9,609

The total undiscounted amount of the estimated cash flows to settle the above obligations is $143,274 (2005 - $154,519). The cash flows have been discounted using an inflation and credit adjusted risk-free rates ranging from 3.25% to 4.6% to determine fair value.

The timing of the reforestation payments is based on the Company's estimate of the amount of time required to attain free to grow status in a given area, which is generally between 12 to 15 years. Payments relating to landfill closure and site remediation costs are expected to occur at periods ranging up to 20 years.

(figures are in thousands of Canadian dollars, except where indicated)

11 Shareholders' equity

Authorized share capital
10,000,000 Preferred shares, issuable in series, without par value
200,000,000 Common shares, without par value
20,000,000 Class B common shares, without par value

	2006			2005		
	Number of shares issued		Amount	Number of shares issued		Amount
Common	37,886,731	$	597,615	37,871,786	$	597,061
Class B common	4,885,206		491	4,885,206		491
Total Common	42,771,937		598,106	42,756,992		597,552
Retained earnings			1,641,311			1,268,811
Share purchase loans			(287)			(444)
		$	2,239,130		$	1,865,919

Share capital transactions during 2006

The Company issued 14,945 Common shares for $554.

Share capital transactions during 2005

The Company issued 12,242 Common shares for $527 and 500,000 Class B common shares in the amount of $50 were exchanged for Common shares during the year.

Rights and restrictions of Common shares

Common shares and Class B common shares are equal in all respects except that each Class B common share may at any time be exchanged for one Common share.

Dividends payable

Dividends declared and unpaid at December 31, 2006 amounted to $5,988 (2005 - $5,986) and are included in accounts payable and accrued liabilities.

Share purchase loans

Share purchase loans receivable of $287 (2005 - $444) under the Company's management share purchase plan are included as a reduction of shareholders' equity. The loans are non-interest bearing, mature in 2008 and are secured by a pledge of 12,326 (2005 - 18,475) Common shares.

(figures are in thousands of Canadian dollars, except where indicated)

Share option plan

The Company has a share option plan for its directors, officers and employees, under which it may grant up to 3,505,506 share options. The exercise price of a share option is the closing price of the Company's Common shares on the day preceding the grant date. The options vest at the earlier of retirement or 20% per year from the grant date and expire after 10 years.

A summary of the activity in the share option plan is presented below:

	2006		2005	
	Options	Weighted average exercise price (dollars)	Options	Weighted average exercise price (dollars)
Outstanding - beginning of year	1,913,305	$ 33.68	1,866,348	$ 30.10
Granted	330,200	41.19	313,030	51.56
Exercised	(43,421)	33.63	(266,073)	29.65
Expired/cancelled	(45,400)	44.50	-	-
Outstanding - end of year	2,154,684	$ 34.60	1,913,305	$ 33.68
Exercisable - end of year	1,389,076	$ 30.27	1,143,602	$ 28.94

The following table summarizes information about the share options outstanding at December 31, 2006:

Range of exercise prices (dollars)	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price (dollars)	Number of exercisable options	Weighted average exercise price (dollars)
$21.08	334,143	4.0	$ 21.08	334,143	$ 21.08
$27.61 - $29.75	490,661	2.7	$ 29.33	490,661	$ 29.33
$33.41 - $35.54	562,650	5.7	$ 33.44	412,610	$ 33.44
$38.90 - $41.19	469,200	8.4	$ 40.37	78,800	$ 38.90
$51.56	298,030	8.1	$ 51.56	72,862	$ 51.56
	2,154,684	5.7	$ 34.60	1,389,076	$ 30.27

(figures are in thousands of Canadian dollars, except where indicated)

Directors' deferred share unit plan

Under the DDSU, non-employee directors of the Company may elect to receive all or a portion of their fee for that fiscal year in the form of deferred share units which vest immediately. Units are redeemable, in cash or Common shares, only following resignation or retirement and must be redeemed by December 15 of the following year and in certain cases a shorter time period. As at December 31, 2006, there were 20,499 (2005 - 13,149) units outstanding.

12 Commitments

a) In November 2006, the Company entered into an agreement to acquire 13 sawmills for approximately US$325 million, subject to post closing adjustments. The transaction is expected to close in the first quarter of 2007.

b) Operating leases

The Company is committed to payments under certain operating leases for equipment, land, buildings and office space. The payments required under these leases over the next five years amount to $9,058 (2005 - $9,202).

2007	$	2,580
2008		2,105
2009		1,480
2010		1,172
2011		980
Thereafter		741
	$	9,058

c) Product purchase and sale commitments

The Company has long-term purchase and sale contracts with annual minimum volume commitments. All contracts are at market prices and on normal business terms.

d) Capital expenditures

Capital commitments at December 31, 2006 amounted to $13,440 (2005 - $47,417).

(figures are in thousands of Canadian dollars, except where indicated)

13 Employee future benefits

The Company maintains non-contributory defined benefit and defined contribution pension plans covering a majority of its employees. The defined benefit plans provide pension benefits based on either length of service or earnings and length of service. The Company also provides group life insurance, medical and extended health benefits to certain employee groups.

The total pension expense for the Company's defined contribution pension plans is $1,475 (2005 - $2,103).

The status of the Company's defined benefit pension plans and other benefit plans, in aggregate, is as follows:

	Pension plans		Other benefit plans	
	2006	2005	2006	2005
Expense				
Current service cost	$ 31,167	$ 25,849	$ 1,095	$ 1,004
Interest cost on earned benefit obligations	41,302	39,513	2,853	2,920
Actual return on plan assets	(96,589)	(62,799)	-	-
Actual actuarial loss (gain) on benefit obligations	32,869	73,291	(728)	4,134
Other	(87)	(93)	-	-
Expense before adjustments	8,662	75,761	3,220	8,058
Difference between expected return and actual return on plan assets	50,097	24,169	-	-
Difference between net actuarial (gain) loss recognized and actual (gain) loss on benefit obligations	(30,674)	(73,545)	893	(4,032)
Difference in other	320	187	460	460
Net expense	$ 28,405	$ 26,572	$ 4,573	$ 4,486
Accrued benefit obligations				
Projected benefit obligations - opening	$ 752,000	$ 653,108	$ 54,924	$ 48,773
Acquired (divested) plans	(11,995)	-	(1,026)	2,969
Current service cost	31,342	24,892	1,096	863
Interest cost	41,399	36,171	2,861	2,539
Benefits paid	(38,578)	(35,361)	(1,578)	(3,563)
Actuarial loss (gain) and other	32,869	73,190	(728)	3,343
Plan transfers and improvements	3,363	-	35	-
Projected benefit obligations - ending	$ 810,400	$ 752,000	$ 55,584	$ 54,924
Plan assets				
Fair value - opening	$ 698,940	$ 584,892	$ -	$ -
Divested plans	(11,465)	-	-	-
Actual return on plan assets	96,589	62,799	-	-
Contributions	37,653	86,601	1,578	3,563
Benefits paid	(38,578)	(35,361)	(1,578)	(3,563)
Plan transfers and improvements	347	-	-	-
Other	96	9	-	-
Fair value - ending	$ 783,582	$ 698,940	$ -	$ -

(figures are in thousands of Canadian dollars, except where indicated)

	Pension plans		Other benefit plans	
	2006	2005	2006	2005
Funded status of the plans				
Surplus (deficit) - registered plans	$ (28,016)	$ (53,051)	$ (55,584)	$ (54,924)
- supplemental plans	1,198	(9)	-	-
	(26,818)	(53,060)	(55,584)	(54,924)
Unamortized net actuarial losses	48,456	68,472	4,924	5,926
Unamortized past service costs	4,427	1,895	-	-
Unamortized net transitional amount	(2,307)	(2,409)	2,763	3,223
Contributions after measurement date	5,744	6,521	-	-
Long-term liabilities held for sale	-	873	-	-
Net accrued benefit (liability) asset	$ 29,502	$ 22,292	$ (47,897)	$ (45,775)
Represented by				
Deferred pension (note 7)	$ 35,634	$ 20,760	$ -	$ -
Pension and other benefit plans (note 10)	(6,132)	659	(47,897)	(45,775)
Long-term liabilities held for sale (note 5)	-	873	-	-
	$ 29,502	$ 22,292	$ (47,897)	$ (45,775)

The significant actuarial assumptions used are as follows:

	Pension plans		Other benefit plans	
	2006	2005	2006	2005
To determine benefit obligations at end of year				
Discount rate	5.25%	5.25%	5.25%	5.25%
Expected rate of return on plan assets	7.00%	7.00%	n/a	n/a
Rate of increase in future compensation	3.25%	3.25%	n/a	n/a
To determine benefit expense (income) for the year				
Discount rate	5.25%	6.00%	5.25%	6.00%
Expected rate of return on plan assets	7.00%	7.00%	n/a	n/a
Rate of increase in future compensation	3.25%	3.75%	n/a	n/a

The Company funds health care benefit costs, shown under other benefit plans, on a pay-as-you-go basis. The actuarial assumptions are for extended health care cost increases of 10% per year for five years, grading down to 4.5% per year thereafter, with no increase in the medical services plan.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point increase or decrease in assumed health care cost trend rates would have the following effects for 2006:

	Increase	Decrease
Total of service and interest cost	$ 720	$ 711
Accrued benefit obligations	$ 8,747	$ 8,175

(figures are in thousands of Canadian dollars, except where indicated)

Assets

The weighted-average asset allocations of the Company's defined benefit plans at the measurement date, by asset category, are as follows:

	2006	2005
Equity investments	61%	53%
Fixed income investments	35%	38%
Other investments	4%	9%
	100%	100%

Actuarial valuations

Actuarial valuations of the Company's pension plans are generally required every three years. The most recent valuations and the next scheduled valuations for the Company's principal defined benefit plans are as follows:

Last actuarial valuation date	Scheduled valuation date	Benefit obligations	Fair value of assets
December 31, 2003	December 31, 2006	3%	3%
December 31, 2004	October 1, 2006	2%	2%
December 31, 2004	December 31, 2007	49%	50%
December 31, 2005	December 31, 2006	4%	5%
December 31, 2005	December 31, 2008	42%	40%
		100%	100%

14 Financial instruments

a) Fair values

The recorded amounts for cash and short-term investments, accounts receivable, operating loans, accounts payable and accrued liabilities approximate fair values, based on their short-term maturities.

The fair value of the Company's long-term debt at December 31, 2006 was $480,341 (2005 - $617,540) based on rates currently available to the Company for long-term debt with similar terms and remaining maturities.

b) Credit risk

The Company sells its products to a variety of customers under various payment terms and therefore is exposed to credit risks. The Company has adopted policies and procedures designed to limit these risks.

(figures are in thousands of Canadian dollars, except where indicated)

c) Currency risk

A significant portion of the Company's earnings is generated from sales denominated in U.S. dollars. The Company does not use forward exchange contracts to reduce its exposure to exchange rate movements, however, the Company has a significant portion of its long-term debt denominated in U.S. dollars.

15 Restructuring and impairment charges

During the year, the Company expensed $37,631 related to a restructuring of the pulp mill in Hinton, Alberta. Of this amount, $34,780 was for the writedown of property, plant, equipment and timber with the balance for other restructuring costs.

In 2005, the Company expensed $7,715 related to the shut-down of a 50% owned sawmill. Of this amount, $5,184 was charged to amortization expense and $2,531 of other closure costs was charged to administration expense.

16 Countervailing and antidumping duties

On October 12, 2006, the Softwood Lumber Agreement ("SLA 2006") between the Canadian and U.S. governments came into effect. The terms include replacing the then existing countervailing and antidumping duties with a Canadian-imposed export tax, or a combination of a lower tax and quota, both of which may vary based on the price of lumber and the volume of shipments to the United States. The agreement required both parties to withdraw all litigation and the U.S. industry to waive their rights to file another case while the agreement is in effect. The SLA 2006 required the U.S. government to refund with interest all duties collected. The Company's share of the US$1 billion to be paid to the U.S. government under the SLA 2006 is funded by a special charge of 18.06% on duties and interest up to October 12, 2006. The following amounts have been recorded in the financial statements related to duties and the SLA 2006:

	2006	2005
Duties and interest receivable included in accounts receivable	$ 2,660	$ -
Special charge included in accounts payable	$ 122,386	$ -
Duties expensed prior to the SLA 2006 coming into effect	$ 61,432	$ 151,431
Duty refund recorded in income - net of related special charge	(386,827)	-
Duty (refund) expense	$ (325,395)	$ 151,431
Interest income	$ (50,032)	$ -

The special charge payable includes amounts payable related to pre-2005 duties paid to International Paper under the terms of the agreement under which the Company acquired Weldwood of Canada Limited.

(figures are in thousands of Canadian dollars, except where indicated)

17 Interest expense

		2006		2005
Long-term interest	$	(34,569)	$	(47,478)
Current interest expense - net		(3,023)		(946)
	$	(37,592)	$	(48,424)

18 The Forestry Revitalization Plan ("FRP")

In 2003, the Government of B.C. ("Crown") enacted the FRP which provided for changes to Crown forest policy and to the allocation of Crown timber tenures to licensees. The harvesting rights associated with replaceable tenures in excess of certain annual volumes were reduced by 20% and assets, such as roads and bridges in the affected areas, were also expropriated. The effect of the timber take-back was a reduction of approximately 1,275,000 m^3 of the Company's existing allowable annual cut on replaceable tenures. The Company has received $30,740 for the tenure reduction and certain related assets resulting in a gain of $13,609.

19 Other income (expense)

		2006		2005
Foreign exchange gain (loss) - net	$	11,604	$	(14,511)
Gain on asset sales		2,582		3,171
Rental income - net		1,205		1,490
Other - net		5,593		1,079
	$	20,984	$	(8,771)

West Fraser Timber Co. Ltd.

Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(figures are in thousands of Canadian dollars, except where indicated)

20 Income taxes

The Company's effective tax rate is as follows:

		2006			2005
		Amount	**%**		**Amount**	**%**
Income taxes at statutory rates	$	(178,057)	(34.1)	$	(52,287)	(34.9)
Large corporations tax		-	-		(3,452)	(2.3)
Non-taxable amounts		20,624	4.0		(4,502)	(3.0)
Rate differentials between jurisdictions and on specified activities		8,751	1.6		8,833	5.9
Reduction in statutory income tax rates		33,106	6.4		9,518	6.4
Benefit of losses not previously recognized		3,079	0.6		2,477	1.6
Other		(11,359)	(2.2)		(2,884)	(1.9)
	$	(123,856)	(23.7)	$	(42,297)	(28.2)

The components of the future income taxes are as follows:

		2006		2005
Future income tax liabilities				
Property, plant, equipment and timber	$	(378,182)	$	(462,632)
Other		(16,450)		(11,466)
		(394,632)		(474,098)
Future income tax assets				
Asset retirement obligations		32,737		46,563
Post-retirement obligations		14,609		8,993
Loss carry-forwards		15,875		17,116
Other		18,968		23,789
		82,189		96,461
	$	(312,443)	$	(377,637)

News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business/Financial Editors/Financial Analysts:
West Fraser Announces Fourth Quarter and Annual Results For 2006

VANCOUVER, Feb. 15 /CNW/ - West Fraser Timber Co. Ltd. today reported earnings of $296 million or $6.87 per share on sales of $727 million in the fourth quarter of 2006 compared to a loss of $8 million or $0.19 per share on sales of $809 million in the third quarter of 2006 and earnings of $9 million or $0.20 per share on sales of $832 million in the fourth quarter of 2005.

For the full year, earnings were $398 million or $9.23 per share on sales of $3,326 million. This compares to earnings of $108 million or $2.49 per share on sales of $3,577 million for 2005.

West Fraser's fourth quarter and 2006 annual earnings reflect a duty refund of $387 million plus interest of $50 million that resulted from the settlement of the softwood lumber dispute. EBITDA(1), excluding the duty refund, would have been $40 million or 6% of sales for the fourth quarter of 2006 and $296 million or 9% of sales for 2006. This compares to EBITDA of $53 million or 7% of sales for the third quarter of 2006 and $95 million or 11% of sales for the fourth quarter of 2005. EBITDA for the full year of 2005 was $447 million or 12% of sales.

<<

Fourth quarter 2006 earnings reflect the following after-tax items:

- A gain of $289 million or $6.70 per share including interest, recorded as the result of the refunds generated from the settlement of the softwood lumber dispute;
- A gain of $22 million or $0.50 per share related to the sale of West Fraser's interest in the Burns Lake and Decker Lake sawmills and associated harvesting rights;
- An expense of $4 million or $0.08 per share related to share option compensation; and
- An expense of $12 million or $0.28 per share related to the translation of U.S. denominated debt.

Fourth quarter 2005 earnings reflect the following after-tax items:

- A gain of $3 million or $0.07 per share related to share option compensation;
- An expense of $3 million or $0.07 per share for costs related to the shutdown of a 50% owned sawmill in Red Earth, Alberta; and
- A gain of $4 million or $0.09 per share related to the recognition of prior years' scientific research and experimental development tax credits.

>>

Operational Results

Lumber EBITDA for the quarter was $388 million, including the $387 million duty refund. EBITDA, excluding the duty refund, would have been $1 million in the fourth quarter of 2006 compared to a loss of $10 million in the third quarter of 2006. This improvement was due primarily to lower log costs in the quarter partially offset by lower lumber prices. In addition, from October 12, 2006, the Company's lumber shipments to the U.S. have been subject to a 15% export tax compared to an approximate 9% duty charge in the third quarter of 2006. Benchmark SPF 2X4 lumber prices averaged US $245 per Mfbm in the quarter compared to US $278 per Mfbm in the third quarter of 2006.

Lumber production was 910 MMfbm in the quarter compared to 1,060 MMfbm in the third quarter of 2006. The decline was due primarily to the sale of the Burns Lake and Decker Lake sawmills on October 31, 2006. In addition, the transition of production from the old Quesnel sawmill to the new Quesnel sawmill reduced production.

Panel operations generated EBITDA of $5 million or 5% of sales in the quarter compared to $16 million or 13% of sales in the previous quarter. This

decline was the result of lower shipment volumes and higher production costs due primarily to lower production levels. The plywood operations had various operating issues which resulted in lower production. MDF production was lower in the quarter due to market driven product mix changes.

The Company's pulp and paper operations generated EBITDA of $42 million or 16% of sales in the quarter compared to EBITDA of $51 million or 18% of sales in the third quarter of 2006. This decline was due primarily to higher furnish and natural gas costs and reduced pulp production and shipment volumes.

New Quesnel Sawmill

The new sawmill in Quesnel, BC commenced operations at the end of October 2006. This state-of-the art mill has an annual capacity of 600 MMfbm and is expected to achieve operating capacity by the end of 2007.

U.S. Sawmill Acquisition

"West Fraser had a busy and exciting year in 2006 as the Company took steps to continue the expansion of its wood products business," said Hank Ketcham, Chairman, President and Chief Executive Officer. "In November, we entered into an agreement to purchase 13 sawmills for approximately US $325 million. This acquisition is right on target with our objective of improving our geographic and product diversification and it is an important long-term strategic investment for our Company."

The acquisition is expected to close at the end of March 2007. The 13 sawmills to be acquired are located in North and South Carolina, Georgia, Florida, Alabama, Arkansas and Texas and employ approximately 2,200 people. In assessing the acquisition, West Fraser established US $23 million in annual pre-tax synergies as a target to be achieved by the end of the third year after closing. Synergies are expected to be achieved by implementing best practices and by centralizing U.S. sales and administrative offices.

Softwood Lumber Agreement

In October 2006, the Canadian and U.S. governments settled the recent softwood lumber dispute. "We believe the terms of settlement are deficient in a number of areas and we are discouraged that both the letter and intent of NAFTA were ignored by Canada's largest trading partner," said Hank Ketcham. "While the competitive landscape both within and outside of Canada has been significantly altered by this settlement, we believe that West Fraser's low cost structure continues to provide us with an advantage."

Transportation Issues

On February 10, 2007, the union representing train conductors and certain yard workers for Canadian National Railway Company ("CN"), West Fraser's primary rail carrier, went on strike. CN has announced a plan to maintain service levels at 65% of normal levels for the duration of the strike. The Company's ability to deliver product to its customers is expected to be impacted throughout the strike, although it is too soon to determine the extent of the affect. In addition, the rail car supply to the Company's sawmills in early 2007 has been adversely affected due to rail service issues related to winter operating conditions. The rail car supply issues have led to an increase in lumber inventory in early 2007.

Dividends Declared

The Board of Directors of the Company has declared a quarterly dividend of $0.14 per share on the Common shares and the Class B common shares in the capital of the Company, payable on April 5, 2007 to shareholders of record on March 23, 2007.

---

(1) Throughout this news release, reference is made to EBITDA (defined as operating earnings plus amortization of property, plant, equipment and timber, plus restructuring charges), which the Company considers to be a key performance indicator. EBITDA is not a generally accepted earnings measure and should not be considered as an alternative to earnings or

cash flows as determined in accordance with Canadian generally accepted accounting principles. As there is no standardized method of calculating EBITDA, the Company's use of the term may not be directly comparable with similarly titled measures used by other companies.

Forward-Looking Statements

Some information contained in this release is prospective, such as statements about potential future developments, and may be affected by known or unknown risks and uncertainties, which are mostly outside the control of West Fraser. The results or outcomes of events mentioned in such prospective information may differ materially from actual results or outcomes. This prospective information and statements are not guaranteed by the Company and actual results and outcomes will depend on a number of factors including those described in the Company's MD&A under "Risks and Uncertainties." Readers should exercise caution in relying on such information and statements. The Company undertakes no obligation to publicly revise these forward looking statements to reflect subsequent events or circumstances.

Annual Financial Statements and Management's Discussion & Analysis ("MD&A")

The Company's consolidated financial statements for the year ended December 31, 2006 and related MD&A can be obtained on the Company's web site: www.westfraser.com and on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com under the Company's profile.

Conference Call

Investors are invited to listen to the quarterly conference call to be held on February 16, 2007 at 8:30 a.m. Pacific Standard Time by dialing 1-888-575-8232 (toll-free North America). The call may also be accessed through West Fraser's web site at www.westfraser.com.

Investor Conference

On February 23, 2007 at 8:00 a.m. Pacific Standard Time, the Company's management will make a presentation at the CIBC World Markets Investor Conference. The presentation can be viewed live on Webcast by accessing the following link:
http://events.startcast.com/events/118/B0013/code/eventframe.asp?part(equal sign)1

West Fraser is an integrated forest products company that produces lumber, wood chips, LVL, MDF, plywood, pulp, linerboard, kraft paper and newsprint. The Company has manufacturing operations in British Columbia, Alberta and the southern United States. West Fraser has approximately 6,900 employees and is headquartered in Vancouver, British Columbia.

<<

Consolidated Statements of Earnings and Retained Earnings
(in millions of Canadian dollars - unaudited)

	October 1 to December 31 2006	2005	January 1 to December 31 2006	2005
Sales	$ 727.2	$ 832.0	$ 3,325.8	$ 3,576.7
Costs and expenses				
Cost of products sold	516.8	547.0	2,296.1	2,321.8
Freight and other distribution costs	120.8	140.5	543.7	542.0
Export taxes	16.8	-	16.8	-
Amortization	68.6	64.4	251.9	255.4

Selling, general and administration	27.3	25.1	113.9	120.3
Share option expense (recovery)	5.3	(4.6)	(1.3)	(5.7)
Restructuring charge (note 8)	-	-	37.6	-
Duty (refund) expense (note 9)	(386.5)	28.9	(325.4)	151.4
	369.1	801.3	2,933.3	3,385.2
Operating earnings	358.1	30.7	392.5	191.5
Other				
Interest income on duty refund (note 9)	50.0	-	50.0	-
Interest expense - net	(6.9)	(10.1)	(37.6)	(48.4)
Exchange (loss) gain on long-term debt	(14.3)	-	(0.7)	13.9
Gain on sale of power purchase agreement (note 4)	-	-	61.8	-
Gain on assets held for sale (note 3)	21.5	-	21.7	-
Gain on timber take-back (note 10)	-	-	13.6	3.3
Other income (expense)	25.0	(4.0)	21.0	(8.9)
Earnings before income taxes and non-controlling interest	433.4	16.6	522.3	151.4
(Provision for) recovery of income taxes (note 11)	(137.3)	(7.9)	(123.9)	(42.3)
Earnings before non-controlling interest	296.1	8.7	398.4	109.1
Non-controlling interest	0.1	-	(0.4)	(1.4)
Earnings	$ 296.2	$ 8.7	$ 398.0	$ 107.7
Earnings per share (note 13)				
Basic	$ 6.93	$ 0.20	$ 9.31	$ 2.52
Diluted	$ 6.87	$ 0.20	$ 9.23	$ 2.49

Retained earnings

Balance - beginning of period	$ 1,352.7	$ 1,266.2	$ 1,268.8	$ 1,185.1
Change in accounting				

policy (note 2)	(1.5)	-	(1.5)	-
Earnings	296.2	8.7	398.0	107.7
	1,647.4	1,274.9	1,665.3	1,292.8
Common share dividends	(6.1)	(6.1)	(24.0)	(24.0)
Balance - end of period	$ 1,641.3	$ 1,268.8	$ 1,641.3	$ 1,268.8

Consolidated Statements of Cash Flows
(in millions of Canadian dollars - unaudited)

	October 1 to December 31 2006	2005	January 1 to December 31 2006	2005
Cash flows from operating activities				
Earnings	$ 296.2	$ 8.7	$ 398.0	$ 107.7
Items not affecting cash				
Amortization	68.6	64.4	251.9	255.4
Write down of pulp assets (note 8)	-	-	34.8	-
Exchange loss (gain) on long-term debt	14.3	-	0.7	(13.9)
Change in reforestation obligations	5.7	3.5	(6.3)	(2.1)
Change in other long-term liabilities	4.0	(68.4)	12.0	(67.1)
Change in deferred charges	(4.9)	10.4	(14.6)	9.1
Future income taxes	3.9	7.2	(59.0)	(24.3)
(Gain) loss on asset sales	(23.0)	2.2	(98.3)	(3.2)
Other	(0.8)	1.0	2.8	4.2
	364.0	29.0	522.0	265.8
Net change in non-cash working capital items	259.8	(45.0)	358.2	(236.1)
	623.8	(16.0)	880.2	29.7
Cash flows from financing activities				
Repayment of long-term debt	(0.6)	(0.3)	(1.2)	(249.3)
(Repayment of) net proceeds from operating loans	(65.3)	65.1	(165.1)	99.1
Common share				

dividends	(6.1)	(6.1)	(24.0)	(24.0)
Other	0.2	0.4	0.7	0.8
	(71.8)	59.1	(189.6)	(173.4)
Cash flows from investing activities				
Additions to property, plant, equipment and timber	(45.8)	(63.5)	(211.6)	(224.4)
Proceeds from disposal of property, plant, equipment and timber	4.2	(0.8)	37.0	22.6
Net proceeds from assets held for sale	80.8	-	81.4	-
Additions to power purchase agreement (note 4)	-	-	(17.5)	-
Decrease in other assets	3.6	14.1	7.4	14.2
	42.8	(50.2)	(103.3)	(187.6)
Increase (decrease) in cash (x)	594.8	(7.1)	587.3	(331.3)
Net cash - beginning of period	10.8	25.4	18.3	349.6
Net cash - end of period	$ 605.6	$ 18.3	$ 605.6	$ 18.3

Supplemental information:

Interest paid	$ 17.5	$ 18.9	$ 40.8	$ 50.2
Income taxes paid	$ 7.2	$ 0.9	$ 73.3	$ 243.7

(x) Net cash consists of cash and short term investments, and cheques issued in excess of funds on deposit.

Consolidated Balance Sheets
(in millions of Canadian dollars - unaudited)

	As at December 31, 2006	As at December 31, 2005
Assets		
Current assets		
Cash and short-term investments	$ 605.6	$ 62.2
Accounts receivable	300.9	308.5
Inventories	531.9	572.0
Prepaid expenses	12.9	14.1
Current assets held for sale (note 3)	-	30.7

	1,451.3	987.5
Property, plant, equipment and timber	2,133.9	2,230.1
Deferred charges	41.8	27.1
Goodwill	263.7	263.7
Other assets (note 4)	127.7	61.6
Long-term assets held for sale (note 3)	-	63.7
	$ 4,018.4	$ 3,633.7

Liabilities and Shareholder's Equity

Current liabilities		
Cheques issued in excess of funds on deposit	$ -	$ 43.9
Operating loans (note 5)	-	165.1
Accounts payable and accrued liabilities	468.4	333.1
Income taxes payable	178.9	4.6
Current portion of reforestation obligations	54.2	52.3
Current portion of long-term debt	128.3	4.5
Current liabilities held for sale (note 3)	-	13.6
	829.8	617.1
Long-term debt	499.6	623.9
Other liabilities	137.5	133.0
Future income taxes	312.4	377.6
Long-term liabilities held for sale (note 3)	-	16.2
	1,779.3	1,767.8
Shareholders' equity (note 7)	2,239.1	1,865.9
	$ 4,018.4	$ 3,633.7

Number of Common shares outstanding at February 14, 2007 was 42,773,813.

Quarterly Comparisons
January 1 to December 31
(in millions of Canadian dollars - unaudited)

	2006	2005
Sales		
First	$ 902.0	$ 902.4
Second	887.9	952.8
Third	808.7	889.5
Fourth	727.2	832.0
	$ 3,325.8	$ 3,576.7
Earnings (loss)		
First	$ 6.1	$ 42.9
Second	103.8	38.0
Third	(8.1)	18.1
Fourth	296.2	8.7
	$ 398.0	$ 107.7

Diluted Earnings Per Share (in dollars)		
First	$ 0.14	$ 0.99
Second	$ 2.41	$ 0.88
Third	$ (0.19)	$ 0.42
Fourth	$ 6.87	$ 0.20
Annual	$ 9.23	$ 2.49

Fourth Quarter Segmented Information
(in millions of Canadian dollars - unaudited)

	Lumber	Panels	Pulp & paper	Corporate & other	Consol-idated
October 1, 2006 to December 31, 2006					
Sales					
To external customers	$ 358.4	$ 102.1	$ 266.7	$ -	$ 727.2
To other segments	21.4	1.8	-	-	
	$ 379.8	$ 103.9	$ 266.7	$ -	
EBITDA (1)	$ 388.4	$ 5.3	$ 41.5	$ (8.5)	$ 426.7
Amortization	34.6	10.4	22.6	1.0	68.6
Operating earnings (loss)	353.8	(5.1)	18.9	(9.5)	358.1
Interest income (expense) - net	46.3	(1.3)	(2.1)	0.2	43.1
Exchange loss on long-term debt	-	-	-	(14.3)	(14.3)
Gain (loss) on sale of power purchase agreement	2.2	8.4	(10.6)	-	-
Gain on assets held for sale	21.5	-	-	-	21.5
Other income	9.3	0.2	0.1	15.4	25.0
Earnings (loss) before income taxes and non-controlling interest	$ 433.1	$ 2.2	$ 6.3	$ (8.2)	$ 433.4
October 1, 2005 to December 31, 2005					
Sales					
To external customers	$ 443.1	$ 120.0	$ 268.9	$ -	$ 832.0
To other segments	21.7	2.2	-	-	

	$ 464.8	$ 122.2	$ 268.9	$ -	
EBITDA (1)	$ 65.7	$ 12.8	$ 10.3	$ 6.3	$ 95.1
Amortization	30.7	11.0	21.8	0.9	64.4
Operating earnings (loss)	35.0	1.8	(11.5)	5.4	30.7
Interest income (expense) - net	(4.1)	0.3	(2.5)	(3.8)	(10.1)
Other income (expense)	(3.5)	(0.1)	0.4	(0.8)	(4.0)
Earnings (loss) before income taxes and non-controlling interest	$ 27.4	$ 2.0	$ (13.6)	$ 0.8	$ 16.6

(1) Non GAAP measure:
EBITDA is defined as operating earnings plus amortization of property, plant, equipment and timber plus restructuring charge.

Twelve Month Segmented Information
(in millions of Canadian dollars - unaudited)

January 1, 2006 to December 31, 2006	Lumber	Panels	Pulp & paper	Corporate & other	Consol- idated
Sales					
To external customers	$1,755.6	$ 475.1	$1,095.1	$ -	$3,325.8
To other segments	83.4	7.6	-	-	
	$1,839.0	$ 482.7	$1,095.1	$ -	
EBITDA(1)	$ 518.0	$ 52.8	$ 122.8	$ (11.6)	$ 682.0
Amortization	117.6	39.7	91.0	3.6	251.9
Restructuring charge	-	-	37.6	-	37.6
Operating earnings (loss)	400.4	13.1	(5.8)	(15.2)	392.5
Interest income (expense) - net	29.5	(6.3)	(11.0)	0.2	12.4
Exchange loss on long-term debt	-	-	-	(0.7)	(0.7)
Gain on sale of power purchase agreement	2.2	8.4	51.2	-	61.8
Gain on assets held for sale	21.7	-	-	-	21.7
Gain on timber take-back	13.6	-	-	-	13.6
Other income (expense)	13.8	0.4	(0.2)	7.0	21.0
Earnings (loss) before					

income taxes and non-controlling interest	$ 481.2	$ 15.6	$ 34.2	$ (8.7)	$ 522.3

January 1, 2005 to December 31, 2005

Sales					
To external customers	$2,020.9	$ 511.0	$1,044.8	$ -	$3,576.7
To other segments	86.0	5.0	-	-	
	$2,106.9	$ 516.0	$1,044.8	$ -	
EBITDA(1)	$ 327.8	$ 65.4	$ 62.2	$ (8.5)	$ 446.9
Amortization	121.9	38.1	92.5	2.9	255.4
Operating earnings (loss)	205.9	27.3	(30.3)	(11.4)	191.5
Interest expense - net	(28.0)	(9.1)	(10.1)	(1.2)	(48.4)
Exchange gain on long-term debt	-	-	-	13.9	13.9
Gain on timber take-back	3.3	-	-	-	3.3
Other income (expense)	(0.4)	(0.4)	0.8	(8.9)	(8.9)
Earnings (loss) before income taxes and non-controlling interest	$ 180.8	$ 17.8	$ (39.6)	$ (7.6)	$ 151.4

(1) Non GAAP measure:
EBITDA is defined as operating earnings plus amortization of property, plant, equipment and timber plus restructuring charge.

Fourth Quarter Operating Highlights

	October 1 to December 31		January 1 to December 31	
	2006	2005	2006	2005
Lumber				
Production (Mfbm)	910,384	1,011,107	4,185,929	4,212,267
Shipments (Mfbm)	1,000,146	1,004,135	4,275,374	4,189,626
Panels				
MDF				
Production (Msf - 3/4")	66,813	74,616	288,279	294,327
Shipments (Msf - 3/4")	55,362	74,246	280,979	289,845
Plywood				
Production (Msf - 3/8")	171,512	175,510	728,257	721,130
Shipments (Msf - 3/8")	162,754	161,876	721,190	713,014

LVL				
Production (cf)	654,755	737,093	3,000,203	3,178,813
Shipments (cf)	525,776	733,235	2,710,243	3,133,609
Pulp & Paper (tonnes)				
Linerboard and Kraft paper				
Production	117,058	113,399	459,215	449,176
Shipments	113,895	119,941	466,948	457,907
NBSK Pulp				
Production	141,427	153,437	543,133	580,894
Shipments	135,786	149,412	564,593	570,306
BCTMP Pulp				
Production	137,531	136,479	561,446	552,074
Shipments	107,669	164,915	571,529	549,861
Newsprint				
Production	30,933	29,254	125,164	129,840
Shipments	29,292	29,098	123,008	128,510

Notes to Interim Consolidated Financial Statements
(figures are in millions of dollars except where indicated - unaudited)

1. Basis of presentation

These interim consolidated financial statements should be read in conjunction with the consolidated annual financial statements for the year ended December 31, 2006.

These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2006 consolidated annual financial statements.

2. Change in accounting policy

Effective December 31, 2006 the Company adopted the new provision of the Emerging Issue Committee pronouncement No.162 for share-based compensation for directors, officers and employees eligible to retire before the vesting date. Compensation expense is now recognized over the earlier of the normal vesting period or the period from the grant date to the date the employee becomes eligible to retire. Pursuant to the transition provision, the company recorded an adjustment of $1.5 million (net of tax of $0.8 million) to opening 2006 retained earnings for the cumulative effect on prior years arising from this change in accounting policy. The Company has not restated earnings of any prior period as a result of adopting this accounting change as the Company has concluded that such an impact is not material. The fiscal 2006 income statement effect of adopting this change in policy was an increase in earnings of $1.6 million (net of tax of $0.8 million).

3. Assets held for sale

The Company sold its interest in two sawmills and the related timber harvesting rights in the fourth quarter for net proceeds of $79.2 million, resulting in a gain of $21.5 million. The Company also sold road maintenance and logging operations located in Hinton,

Alberta for proceeds of $2.2 million, resulting in a gain of $0.2 million.

The results of operations from these assets to the sale dates are included in earnings. Effective January 1, 2006, amortization was discontinued on the assets held for sale.

4. Other assets

	December 31, 2006	December 31, 2005
Power purchase agreements - net	$ 102.4	$ 28.7
Investments	10.7	15.8
Advances for timber and timber deposits	14.6	17.1
	$ 127.7	$ 61.6

Power purchase agreements

Effective January 1, 2001, the Company entered into two power purchase agreements to acquire a portion of the electricity generated from two power plants in Alberta, at substantially predetermined prices. The Company sells the electricity acquired under the power purchase agreement at prevailing market prices. At the same time, the Company's Alberta operations purchase electricity at prevailing market prices. Effective May 1, 2006, the Company sold its interest in one of the agreements for proceeds of $68.2 million while concurrently acquiring a greater interest in the remaining agreement for $85.7 million. The transactions were accounted for as a sale and purchase respectively, resulting in a gain of $61.8 million. Following the transactions, the Company's share of electricity generated was approximately 120 megawatts for 2006 and is expected to be 115 megawatts per year for the period 2007 to 2020. The power purchase agreements are amortized over the life of the agreement.

5. Operating loans

The Company has approximately $516.7 million in revolving lines of credit available, none of which was drawn as at December 31, 2006. Interest is payable at floating rates based on Prime, US base, Bankers' Acceptances or LIBOR at the Company's option. The Company has also issued $14.9 million under various letters of credit.

6. Other liabilities

	December 31, 2006	December 31, 2005
Post-retirement obligations	$ 54.0	$ 44.2
Timber damage deposits	14.6	10.9
Reforestation obligations - long-term	60.1	68.2
Other asset retirement obligations	8.8	9.7
	$ 137.5	$ 133.0

7. Shareholders' equity

December 31, 2006	December 31, 2005
Number of	Number of

	Shares Issued	Amount	Shares Issued	Amount
Common	37,886,731	$ 597.6	37,871,786	$ 597.0
Class B common	4,885,206	0.5	4,885,206	0.5
Total Common	42,771,937	598.1	42,756,992	597.5
Retained earnings		1,641.3		1,268.8
Share purchase loans		(0.3)		(0.4)
Shareholders' equity		$ 2,239.1		$ 1,865.9

Common shares

For the three months ended December 31, 2006, the Company issued 5,006 Common shares for cash of $0.1 million (for the twelve months ended December 31, 2006 the Company issued 14,945 Common shares for cash of $0.6 million).

8. Restructuring charge

In the first quarter of 2006, the Company expensed $37.6 million related to a restructuring of the pulp mill in Hinton, Alberta. Of this amount, $34.8 million was for the writedown of property, plant, equipment and timber with the balance for other restructuring costs.

9. Countervailing and antidumping duties

On October 12, 2006, the Softwood Lumber Agreement ("SLA 2006") between the Canadian and U.S. governments came into effect. The terms include replacing the then existing countervailing and antidumping duties with a Canadian-imposed export tax, or a combination of a lower tax and quota, both of which may vary based on the price of lumber and the volume of shipments to the United States. The agreement required both parties to withdraw all litigation and the U.S. industry to waive their rights to file another case while the agreement is in effect. The SLA 2006 required the U.S. government to refund with interest, all duties collected. The Company's share of the US $1 billion to be paid to the U.S. government under the SLA 2006 is funded by a special charge of 18.06% on duties and interest up to October 12, 2006. The following amounts have been recorded in the financial statements related to duties and the SLA 2006:

	2006	2005
Duties and interest included in accounts receivable	$ 2.7	-
Special charge included in accounts payable	$ 122.4	-
Duties expensed prior to the SLA 2006 coming into effect	$ 61.4	$ 151.4
Duty refund recorded in income - net of related special charge	$ (386.8)	-
Duty (refund) expense	$ (325.4)	$ 151.4
Interest income	$ (50.0)	-

The special charge payable includes amounts payable related to pre-2005 duties paid to International Paper under the terms of the

agreement under which the Company acquired Weldwood of Canada Limited.

10. The Forestry Revitalization Plan ("FRP")

In 2003, the Government of B.C. ("Crown") enacted the FRP which provided for changes to Crown forest policy and to the allocation of Crown timber tenures to licensees. The harvesting rights associated with replaceable tenures in excess of certain annual volumes were reduced by 20% and assets, such as roads and bridges in the affected areas, were also expropriated. The effect of the timber take-back was a reduction of approximately 1,275,000 m3 of the Company's existing allowable annual cut on replaceable tenures. The Company has received $30.7 million for the tenure reduction and certain related assets resulting in a gain of $13.6 million.

11. Income taxes

The Company's effective tax rate is as follows:

	October 1 to December 31, 2006		October 1 to December 31, 2005	
	Amount	%	Amount	%
Income taxes at statutory rates	$ (147.8)	(34.1)	$ (5.7)	(34.9)
Large corporations tax	-	-	(1.2)	(7.2)
Non - taxable amounts	7.5	1.7	(6.2)	(37.6)
Rate differentials between jurisdictions and on specified activities	4.5	1.0	3.4	20.7
Benefit of losses not previously recognized	3.1	0.7	2.5	15.2
Other	(4.6)	(1.0)	(0.7)	(4.1)
Income tax expense	$ (137.3)	(31.7)	$ (7.9)	(47.9)

	January 1 to December 31, 2006		January 1 to December 31, 2005	
	Amount	%	Amount	%
Income taxes at statutory rates	$ (178.1)	(34.1)	$ (52.3)	(34.9)
Large corporations tax	-	-	(3.5)	(2.3)
Non - taxable amounts	20.6	4.0	(4.5)	(3.0)
Rate differentials between jurisdictions and on specified activities	8.7	1.6	8.8	5.9
Reductions in statutory income tax rates	33.1	6.4	9.5	6.4
Benefit of losses not previously recognized	3.1	0.6	2.5	1.6
Other	(11.3)	(2.2)	(2.8)	(1.9)
Income tax expense	$ (123.9)	(23.7)	$ (42.3)	(28.2)

12. Employee future benefits

The total benefit cost of the Company's defined benefit pension plans

was $10.6 million for the three months ended December 31, 2006 (three months ended December 31, 2005 - $3.7 million) and $28.4 million for the twelve months ended December 31, 2006 (twelve months ended December 31, 2005 - $26.6 million).

13. Earnings per share

Basic earnings per share is calculated based on earnings available to Common shareholders, as set out below, using the weighted average number of Common shares outstanding. Diluted earnings per share assume the exercise of share options using the treasury stock method.

	October 1 to December 31		January 1 to December 31	
	2006	2005	2006	2005
Earnings	$ 296.2	$ 8.7	$ 398.0	$ 107.7
Weighted average number of shares (thousands)				
Weighted average shares - basic	42,757	42,731	42,751	42,731
Share options - treasury stock method	356	478	376	556
Weighted average shares - diluted	43,113	43,209	43,127	43,287
Earnings per share (dollars)				
Basic	$ 6.93	$ 0.20	$ 9.31	$ 2.52
Diluted	$ 6.87	$ 0.20	$ 9.23	$ 2.49

For the use of CANADA NEWS WIRE SERVICE only

West Fraser shares trade on the Toronto Stock Exchange under the symbol: "WFT"

>>

%SEDAR: 00002660E

/For further information: Mr. Martti Solin, Executive Vice-President, Finance and Chief Financial Officer; Mr. Rodger Hutchinson, Vice-President, Corporate Controller, (604) 895-2700, www.westfraser.com/
(WFT.)

CO: West Fraser Timber Co. Ltd.

CNW 16:36e 15-FEB-07


West Fraser Timber Co. Ltd

858 Beatty Street
Suite 501
Vancouver, B.C. V6B 1C1

NEWS RELEASE
WEST FRASER TIMBER CO. LTD.
(TSX: WFT)

Attention: Business & Financial Editors
Financial Analysts

WEST FRASER ANNOUNCES REGULATORY APPROVAL GRANTED FOR U.S. ACQUISITION

Vancouver, B.C. – January 4, 2007 - West Fraser Timber Co. Ltd. (TSX: WFT) announced today that, further to its news release of November 29, 2006, the United States Federal Trade Commission (the "FTC") has granted early termination of the applicable waiting period under the *Hart- Scott-Rodino Antitrust Improvements Act of 1976* (the "HSR Act") with respect to West Fraser's proposed acquisition of 13 sawmills from International Paper Company (NYSE: IP). This ends antitrust review of the proposed transaction by the FTC and the United States Department of Justice, as required under the HSR Act. The transaction, which is subject to customary conditions, is expected to close at the end of the first quarter of 2007.

About West Fraser

Headquartered in Vancouver, B.C., West Fraser is an integrated forest products company that produces lumber, LVL, MDF, plywood, pulp, linerboard, kraft paper and newsprint. The Company currently has 6,900 employees and operations in British Columbia, Alberta and the southern United States. All of West Fraser's managed Canadian woodlands are certified to a third-party and independently-verified sustainable forest management standard, either the Sustainable Forestry Initiative (SFI) or Canada's national standard for sustainable forest management (CAN/CSA Z809).

Contacts:

Martti Solin, Executive Vice-President, Finance & Chief Financial Officer and
Rodger Hutchinson, Vice President, Corporate Controller (604) 895-2700.

http://www.westfraser.com



News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business/Financial Editors:
West Fraser Timber Co. Ltd. - December 12, 2006 Dividend Notice

("WFT")

VANCOUVER, Dec. 12 /CNW/ - The Board of Directors of West Fraser Timber Co. Ltd. has declared a quarterly dividend of $0.14 per share on the Common shares and Class B Common shares in the capital of the Company, payable on January 15, 2007 to shareholders of record on December 27, 2006.

West Fraser is an integrated forest products company that produces lumber, LVL, MDF, plywood, pulp, linerboard, kraft paper and newsprint. The Company has manufacturing operations in British Columbia, Alberta and the southern United States. West Fraser has approximately 6,900 employees and is headquartered in Vancouver, British Columbia.

West Fraser Common shares trade on the Toronto Stock Exchange under the symbol WFT

%SEDAR: 00002660E

/For further information: Mr. Martti Solin, Executive Vice-President, Finance and Chief Financial Officer; Mr. Rodger Hutchinson, Vice-President, Corporate Controller, (604) 895-2700, www.westfraser.com/
(WFT.)

CO: West Fraser Timber Co. Ltd.

CNW 13:14e 12-DEC-06

28

FORM 51–102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1 Name and Address of Company

West Fraser Timber Co. Ltd.
858 Beatty Street
Suite 501
Vancouver, B.C.
V6B 1C1

Item 2 Date of Material Change

November 29, 2006.

Item 3 News Release

A news release was issued by West Fraser Timber Co. Ltd. through Canada NewsWire on November 29, 2006.

Item 4 Summary of Material Change

On November 29, 2006, West Fraser Timber Co. Ltd. ("West Fraser") entered into an asset purchase agreement (the "Purchase Agreement") to acquire 13 sawmills from International Paper Company (NYSE: IP) ("IP") for approximately US$325 million, subject to certain post-closing adjustments (the "Transaction"). The Transaction, which is also subject to U.S. regulatory approvals and customary conditions, is expected to close in the first quarter of 2007.

Item 5 Full Description of Material Change

Purchase Agreement

West Fraser has entered into the Purchase Agreement to acquire 13 sawmills from IP for approximately US$325 million, subject to certain post-closing adjustments. The Transaction, which is also subject to U.S. regulatory approvals and customary conditions, is expected to close in the first quarter of 2007.

The Transaction marks a significant expansion of West Fraser's presence in the United States. The 13 sawmills, which are located in North and South Carolina, Georgia, Florida, Alabama, Arkansas and Texas, employ approximately 2,200 people and have a combined annual production capacity of approximately 1.8 billion board feet of lumber. West Fraser currently owns two sawmills in the United States located in Huttig, Arkansas and Joyce, Louisiana which employ approximately 400 people and have a combined annual production capacity of 420 million board feet of lumber. All of these sawmills produce lumber from southern yellow pine ("SYP"). SYP lumber is used extensively in treated wood and strength applications such as

treated decks, trusses and joists, while spruce/pine/fir ("SPF") lumber, which West Fraser's western Canadian sawmills produce, is the preferred species for use in house framing. Currently, 10% of West Fraser's total lumber production capacity is SYP. Following the completion of the Transaction that percentage will increase to approximately 36%.

Upon completion of the Transaction, West Fraser will be the second largest lumber producer in North America with combined Canadian and U.S. lumber production capacity of approximately 6.2 billion board feet.

Through this expansion in the U.S. South, the Company will reduce its relative exposure to the U.S.-Canadian dollar exchange rate and will improve its geographic and product diversity. Lumber manufacturing is considered one of the Company's core competencies and growth in this area has been one of the Company's key strategic goals.

The Transaction will include the assignment to West Fraser of multi-year market price log supply agreements with the current owners of IP's former southern U.S. timberlands. These agreements are expected to provide approximately 15% of the acquired sawmills' current fibre requirements. West Fraser will also enter into long-term agreements to sell residual wood chips to IP at market prices. The Transaction will result in the termination of certain pulp supply contracts which were entered into as part of West Fraser's 2004 acquisition of Weldwood of Canada Limited and were related to businesses that IP has since sold. West Fraser anticipates no significant changes to the employee base at the newly acquired operations.

The Purchase Agreement provides that West Fraser will assume outstanding liabilities relating to the 13 sawmills with certain exceptions. West Fraser has also agreed to offer, at closing, employment to existing sawmill employees on substantially similar terms to and conditions as currently apply. The Purchase Agreement also contains representations, warranties and indemnities of a nature that are customary in transactions of this nature.

Financing

West Fraser intends to finance the acquisition with cash on hand and available lines of credit. West Fraser is expected to receive softwood lumber duty refunds under the 2006 Softwood Lumber Agreement between Canada and the United States of approximately US$260 million, after taking into account all interest, charges, taxes and amounts payable to third parties in respect of the refunds.

Synergies

West Fraser anticipates annual synergies of approximately US$23 million as a result of the Transaction. The majority of the projected synergies, likely to be obtained over three years, are expected to be achieved through non-capital operational improvements at the acquired sawmills and through the implementation of best practices.

Forward-Looking Statements

This report contains forward-looking statements, including statements regarding the anticipated timing and benefits of the Transaction between West Fraser and IP. Forward-looking statements, which include all statements that are not historical facts, are subject to certain risks and

uncertainties that could cause actual results to differ materially from those anticipated in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include the successful implementation of West Fraser's business plan for the acquired facilities including management and administration and anticipated integration with West Fraser's current business, processes and systems, the timing and extent to which West Fraser realizes anticipated synergies and other benefits of the acquisition, the reaction of customers, suppliers and other third parties, the diversion of Management's time on acquisition-related issues and other risks and uncertainties, including those disclosed by West Fraser from time to time. All forward-looking statements in this report are qualified by these cautionary statements. Readers should not place undue reliance on the forward-looking statements, which reflect Management's plans, estimates, projections and views only as of the date hereof. West Fraser undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Martti Solin
Executive Vice President, Finance and Chief Financial Officer
858 Beatty Street
Suite 501
Vancouver, B.C.
V6B 1C1

Tel: (604) 895-2700

Item 9 Date of Report

December 8, 2006.

29

EXECUTION COPY



ASSET PURCHASE AGREEMENT

DATED AS OF NOVEMBER 29, 2006

AMONG

INTERNATIONAL PAPER COMPANY,

WEST FRASER (SOUTH), INC.

AND

WEST FRASER TIMBER CO. LTD.

Table of Contents

Page

Table of Contents
(continued)

Page

22207340v24

Table of Contents
(continued)

Table of Contents
(continued)

Page

EXHIBITS

SCHEDULES

INDEX OF DEFINED TERMS

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT, dated as of November 29, 2006 (this "Agreement"), is made by and among INTERNATIONAL PAPER COMPANY, a New York corporation ("Seller"), WEST FRASER (SOUTH), INC., a Delaware corporation ("Buyer"), and WEST FRASER TIMBER CO. LTD., a British Columbia corporation ("Buyer Parent"). Capitalized terms used herein shall have the meanings assigned to such terms in the text of this Agreement or Section 8.8(h) hereof, and the locations of such definitions are referenced following the table of contents.

WHEREAS, the Selling Parties (as defined below) are engaged in the business of production and distribution in the United States of wood products and building materials (as currently conducted, but excluding the operation of any facilities or assets that constitute Excluded Assets, the "Business") through an unincorporated division of Seller known as the "Wood Products Division" (the "Wood Products Division");

WHEREAS, Buyer wishes to purchase or acquire from Seller, and Seller wishes to sell, assign and transfer to Buyer, the Assets and the Business, and Buyer has agreed to assume the Assumed Liabilities, all for the purchase price and upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

SALE AND PURCHASE OF ASSETS; ASSUMPTION OF LIABILITIES

Section 1.1 Assets.

(a) Subject to and upon the terms and conditions set forth in this Agreement, at the Closing, Seller shall, and shall cause the other Selling Parties to, sell, convey, assign, transfer and deliver, or cause to be sold, conveyed, assigned, transferred and delivered, to Buyer all of the right, title and interest of the Selling Parties in and to the properties, assets and rights (including goodwill associated therewith) used or held for use by the Selling Parties primarily in connection with the operations of the Business (other than the Excluded Assets), as the same may exist on the Closing Date (collectively, the "Assets"), free and clear of any Liens, except for Permitted Exceptions, including the following categories that conform to the definition of the term "Assets" (to the extent they are used or held for use primarily in connection with the operation of the Business and are not Excluded Assets) and the assets that are specifically identified in the Schedules referred to in the following clauses:

(i) all real property owned by the Selling Parties that is specifically identified on Schedule 1.1(a)(i), together with all Improvements presently or hereafter located thereon or attached and appurtenant thereto or owned by the Selling Parties and located on any Leased Real Property, and all easements, licenses, rights and appurtenances relating to the foregoing (collectively, the "Owned Real Property");

(ii) all rights and interest of the Selling Parties as lessee with respect to each of the real property leases, subleases and licenses, including any personal property and equipment leased thereunder (collectively, the "Leases"), relating to the use and occupancy of the real property leased by the Selling Parties that is specifically identified on Schedule 1.1(a)(ii) (the "Leased Real Property");

(iii) all machinery, tools and equipment, computer hardware (including desktop and laptop personal computers, servers, hand held devices, telecommunications equipment, peripherals and infrastructure equipment), business machines (including all sawmill processing equipment), automobiles, trucks, tractors and other vehicles, furniture and fixtures, telephone systems and other communications equipment, spare parts, service parts, packaging and similar fixed and operating assets of the Selling Parties primarily used in the Business, including those described on Schedule 1.1(a)(iii);

(iv) all inventories of logs, lumber and other finished wood products and work-in-progress, residual by-products, and all inventories of fuel, lubricants, glues, chemicals, additives, and shipping and other supplies of the Selling Parties held as of the Closing Date primarily in connection with the operation of the Business, including lumber inventories which are subject to the CMI Agreements as of the Closing Date (collectively, the "Inventory");

(v) all common law and statutory rights associated with proprietary rights of the Selling Parties relating to intangible intellectual property, including all (A) patents and patent applications, (B) registered trademarks, service marks, brand names, trade names, trade dress, logos, business and product names or other indicia of origin, Internet domain names and registrations and applications for registration thereof, uniform resource locators and internal Internet Protocol addresses, (C) inventions, processes, designs, trade secrets, know-how, technology, inventors' certificates, confidential and proprietary technical and business information, (D) computer software owned by Seller, (E) copyrights, copyright registrations and copyright applications, "moral" rights and mask work rights and (F) intellectual property and technology rights similar to any of the foregoing, including the right to enforce and recover remedies for any of the foregoing, in each case owned by the Selling Parties primarily for use in the Business, (collectively, the "Intellectual Property"), including those specifically identified on Schedule 1.1(a)(v);

(vi) all licenses, permits, authorizations, consents, approvals, orders, filings or registrations with any Governmental Authority held by the Selling Parties primarily in connection with the operation of the Business (collectively, the "Permits"), but only to the extent any such Permit is transferable under applicable law;

(vii) all operating data and records of or primarily relating to the Business, including lists of clients and customers which have purchased products produced by the Business, referral sources, advertising matter, catalogues, price lists, correspondence, mailing lists, distribution lists, production data, sales and promotional materials and records, purchasing materials and records, manufacturing and quality control records and procedures, research and development files and records, data and laboratory books, correspondence and other similar documents and records and, for greater certainty, with respect to such data and records which may pertain to all or a part of the Wood Products Division, including the Business, such data and records shall be provided on a non-exclusive basis;

(viii) all deposits, advance payments, prepaid items and expenses, deferred charges, rights of offset and credits and claims for refund of the Business (excluding, for the avoidance of doubt, all rights under any timber deeds);

(ix) all accounts receivable and other rights of the Selling Parties to receive payment from customers of the Business as of the Closing Date (including accounts receivable arising out of the CMI Agreements), and all notes, bonds and other evidences of indebtedness of and rights to receive payments from any Person held by the Selling Parties primarily in connection with the operation of the Business and all amounts owed or recorded in the books and records as owed by the Seller or any of its affiliates to the Wood Products Division in respect of the Business or the Assets which arose out of any ordinary course commercial arrangements and are reflected in the Final Statement;

(x) all of the Selling Parties' rights under (A) each of the property leases set forth on Schedule 1.1(a)(x)(A) (the "IDB Property Leases"), including (x) all machinery, equipment and other personal property leased thereunder and (y) all options to purchase the property leased under each of the IDB Property Leases, and (B) all other Contracts to which any Selling Party is a party, as of the Closing Date, primarily in connection with the operation of the Business, excluding any timber deeds and the management retention agreements listed on Schedule 2.12(a), but including those Contracts set forth on Schedule 1.1(a)(x)(B);

(xi) any rights, claims, causes of action, lawsuits or demands that the Selling Parties or any of their affiliates may have against any Person, whether

arising by way of counterclaim or otherwise, and any judgments or recoveries in favor of or for the benefit of the Selling Parties or any of their affiliates, in each case to the extent primarily arising from or relating to (A) the Business, (B) any Assets or (C) any Assumed Liabilities, including recoveries obtained from any third-party insurance carrier providing coverage not maintained solely for the Business or any of the Assets;

(xii) except for public utilities, all rights and interests of the Selling Parties with respect to all water treatment facilities, together with all pipes and canals that are used to bring water to and discharge water from the Owned Real Property, and all rights to water, in each case to the extent used primarily in the operation of the Business at the Owned Real Property or Leased Real Property;

(xiii) any rights to any of the Selling Parties' insurance policies and binders (other than any self-insurance arrangements), and all premiums, refunds, claims, credits or proceeds due or to become due with respect to such insurance policies or binders for any period, in each case to the extent covering solely the Business or any of the Assets; and

(xiv) all guarantees, warranties, indemnities and similar rights in favor of the Selling Parties with respect to any Asset.

(b) Anything contained in this Agreement to the contrary notwithstanding, the term "Assets" shall not include, and the Selling Parties will retain and not transfer to Buyer, and Buyer will not purchase or acquire, the following assets of the Selling Parties or any of their affiliates (each and all such items being herein referred to as the "Excluded Assets"):

(i) cash and cash equivalents;

(ii) all of the Selling Parties' Organizational Documents, corporate franchises, corporate seals, minute books and other corporate records;

(iii) except as provided in Section 1.1(a)(xi) or (xiii), any rights to any of the Selling Parties' insurance policies and binders, and all premiums, refunds, claims, credits or proceeds due or to become due with respect to such insurance policies or binders for any period;

(iv) all trusts, trust assets, trust accounts, reserves and insurance policies relating to or funding Seller's employee benefit plans, except as otherwise provided in Section 4.9;

(v) all Tax credits and refunds arising from or in connection with the Business or the Assets that are attributable to (A) any taxable period ending on or

before the Closing Date (a "Pre-Closing Tax Period") and (B) with respect to any Straddle Period, the portion thereof ending on the Closing Date;

(vi) (A) any real property owned by the Selling Parties that is not specifically identified on Schedule 1.1(a)(i), together with all improvements, fixtures and personal property presently or hereafter located thereon or attached and appurtenant thereto, (B) any real property leased by the Selling Parties that is not specifically identified on Schedule 1.1(a)(ii), together with all improvements, fixtures and personal property presently or hereafter owned by the Selling Parties and located on such leased real property, and (C) all easements, licenses, rights and appurtenances relating to the foregoing owned or leased real property;

(vii) the trade names "International Paper Company" and "IP Wood" and any trademarks, logos or domain names that contain the words "International Paper Company," "IP" or "IP Wood" and the related "Tree in the Circle" design, including the goodwill associated therewith (collectively, the "Excluded Marks");

(viii) any minerals and mineral rights and interests of any nature whatsoever that have been previously acquired or retained by third parties (other than any reversionary rights that accrue to the surface owner of the Owned Real Property by operation of law);

(ix) any rights, claims, causes of action, lawsuits or demands that the Selling Parties or any of their affiliates may have against any Person, whether arising by way of counterclaim or otherwise, and any judgments or recoveries in favor of or for the benefit of the Selling Parties or any of their affiliates, in each case to the extent arising from or relating to (A) any Excluded Assets or (B) any Excluded Liabilities;

(x) any claims or potential claims that Seller or any of its affiliates may have, whether pursuant to the Continued Dumping and Subsidy Offset Act of 2000, 19 U.S.C. § 1675c et seq. (the "Continued Dumping Act"), the terms of any settlement or other similar arrangement between the United States and Canada, or otherwise, for distribution of any funds collected by the U.S. government from Canadian softwood lumber producers as anti-dumping or countervailing duties that constitute Seller's or such affiliate's "qualifying expenses" (as defined in the Continued Dumping Act) or any other expenses or amounts reimbursable or otherwise distributed to any Selling Party pursuant to the terms of such settlement or other similar agreement, in each case in respect of the operation of the Business on or before the Closing Date;

(xi) all prepaid insurance premiums and costs allocated to the Business through inter-company charges;

(xii) all properties, assets and rights primarily used or held for use in connection with the operation of Seller's (i) plywood and lumber facility located in Camden, Texas, (ii) plywood and lumber facility located in Chapman, Alabama, (iii) plywood and lumber facility located in Gurdon, Arkansas, (iv) plywood and lumber facility located in Springhill, Louisiana, (v) plywood facility located in Corrigan, Texas, (vi) engineered lumber (LVL) facility located in Thorsby, Alabama, (vii) lumber facility located in Franklin, Virginia, (viii) lumber facility located in Meldrim, Georgia, (ix) lumber facility located in Johnston, South Carolina, (x) lumber facility located in Sampit, South Carolina and (xi) treated wood products facility located in Wiggins, Mississippi;

(xiii) all rights under the management retention agreements set forth on Schedule 2.12(a);

(xiv) all rights under any timber deeds;

(xv) any assets or properties (whether tangible or intangible) or any rights or property interests (whether real or personal) of the Selling Parties or any of their affiliates that are not generally described or expressly identified as part of the Assets in Section 1.1(a); and

(xvi) all of the assets set forth on Schedule 1.1(b)(xvii).

Section 1.2 Purchase Price; Assumption of Liabilities.

(a) Subject to and upon the terms and conditions set forth in this Agreement, at the Closing, Buyer will pay or cause to be paid to Seller on behalf of the Selling Parties, by wire transfer of immediately available funds to such bank account or accounts as shall be specified by Seller, $325,000,000 (the "Target Purchase Price"). The Target Purchase Price shall be subject to adjustment pursuant to Section 1.5 (as so adjusted, the "Estimated Purchase Price"), and to further adjustment pursuant to Section 1.7 (as so adjusted, the "Purchase Price"). The payment of the Purchase Price, together with the assumption of the Assumed Liabilities, shall constitute full payment for the sale, conveyance, assignment, transfer and delivery to Buyer of the Business and the Assets.

(b) Subject to and upon the terms and conditions set forth in this Agreement, at the Closing, Buyer will, except to the extent assumed by a Permitted Assignee under Section 8.6, solely and exclusively assume, undertake and agree to perform, pay, honor, become liable for and discharge when due any and all liabilities, obligations, commitments and undertakings of the Selling Parties of any nature, whether known or unknown, accrued or unaccrued, absolute or contingent, and whether due or to become due (other than the Excluded Liabilities), to the extent arising from or in connection with the Business or the Assets prior to, on or after the Closing Date (collectively, the "Assumed Liabilities").

(c) Notwithstanding anything in this Agreement to the contrary, Buyer shall not assume, and the term "Assumed Liabilities" shall not include, the following liabilities and obligations (collectively, the "Excluded Liabilities"):

(i) any liabilities and obligations to the extent arising from or in connection with the Excluded Assets;

(ii) any liabilities and obligations to the extent they did not arise from or in connection with the Business or the Assets;

(iii) the liabilities and obligations that are expressly retained by the Selling Parties pursuant to this Agreement, including Section 4.9;

(iv) the liabilities and obligations retained by Seller pursuant to the IDB Property Lease Assignment and Assumption Agreements;

(v) any liabilities and obligations for Taxes pertaining to the Business or the Assets incurred with respect to (A) any Pre-Closing Tax Period or (B) any portion of any Straddle Period that ends on the Closing Date (in each case, except for Taxes governed by Section 1.8);

(vi) any liabilities, obligations and indebtedness owed or recorded in the books and records as owed by the Wood Products Division in respect of the Business or the Assets to Seller or any of its affiliates, other than any such liabilities and obligations (x) arising out of any ordinary course commercial arrangements and reflected in the Final Statement or (y) under this Agreement or any of the Ancillary Agreements (collectively, the "Intra-Company Liabilities");

(vii) any indebtedness for borrowed money incurred by or on behalf of any Selling Party (including any capital leases or other similar obligations required by U.S. generally accepted accounting principles ("GAAP") to be reflected as indebtedness on the balance sheet of the Business as of the Closing Date) and any guarantees or Liens in respect thereof or otherwise provided in respect of any debt, liability or obligation other than guarantees or Liens with respect to an Assumed Liability;

(viii) any liabilities and obligations to the extent arising from or in connection with any Divested Business;

(ix) any liabilities and obligations arising out of any lifetime guarantees relating to plywood products sold under the "Champion" name;

(x) any liabilities and obligations relating to any oriented strand board product defect claims;

(xi) any claims pursuant to any product warranties pertaining to any products distributed or sold by the Business on or prior to the Closing Date;

(xii) any liabilities or obligations arising out of alleged or anticipated personal bodily injury or property damage suffered by a third party in whole or in part caused or alleged to have been caused by any product distributed or sold by any of the Selling Parties on or prior to the Closing Date;

(xiii) any liabilities or obligations accrued or arising under any employee benefit plan, program or policy maintained by any Selling Party or its affiliates, other than those assumed by Buyer pursuant to Section 4.9;

(xiv) any liabilities arising out of violations or alleged violations of antitrust or competition laws related to Seller's or its affiliates' conduct of the Business on or prior to the Closing Date;

(xv) any liabilities or obligations arising out of (A) the personal injury claim involving Ernest Ellington, Jr., as further described on Schedule 2.10, (B) the potential premises liability claim involving the Kevin Carver Estate, as further described on Schedule 2.10, (C) the discrimination claim involving the former Plant Manager at Seller's facility in Citronelle, Alabama, as further described on Schedule 2.13(a) and (D) the claim involving the McDavid employee who recently resigned and is alleging reprisal for raising safety issues with management and a suspected filing of an OSHA complaint, as further described on Schedule 2.13(a); and

(xvi) any costs incurred in replacing the #3 lumber kiln at the Whitehouse facility, which was destroyed in a fire on October 11, 2006, with a reasonably comparable kiln.

Section 1.3 Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York 10022, at 10:00 A.M., local time, on the later of March 30, 2007 and the last Business Day of the month in which the conditions set forth in Article V have been satisfied or waived (other than conditions that by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions), or at such other date and time as the parties may agree to in writing; provided, that, if such conditions are satisfied or waived less than three Business Days before the last Business Day of the month, the Closing shall take place on or as of the last Business Day of the subsequent month or at such other time and date as the parties shall agree in writing (the "Closing Date").

Section 1.4 Closing Deliveries. At the Closing:

(a) Seller will deliver or cause to be delivered to Buyer (unless delivered previously) the following:

(i) a duly executed counterpart of a bill of sale, substantially in the form of Exhibit A attached hereto, with respect to the tangible Assets (the "Bill of Sale");

(ii) a duly executed counterpart of an assignment and assumption agreement, substantially in the form of Exhibit B attached hereto, with respect to the intangible Assets (including Contracts and Permits) and the Assumed Liabilities (the "General Assignment and Assumption Agreement");

(iii) special warranty deeds, substantially in the form of Exhibit C attached hereto, with respect to the Owned Real Property;

(iv) a duly executed counterpart of an assignment and assumption agreement, substantially in the form of Exhibit D attached hereto, pursuant to which Buyer or its designee assumes all of the Selling Parties' right, title and interest in and to the Leases (the "Assignment and Assumption of Leases");

(v) duly executed counterparts of each of (A) a patent assignment, substantially in the form of Exhibit E attached hereto, with respect to the Selling Parties' interest in the patents and patent applications included in the Assets (the "Patent Assignment Agreement"), (B) a non-exclusive, perpetual, royalty-free license agreement, substantially in the form of Exhibit F attached hereto (the "License Agreement"), with respect to certain Shared Intellectual Property that is not the subject of the Transition Services Agreement, (C) a non-exclusive, perpetual, royalty-free license agreement, substantially in the form of Exhibit F attached hereto (the "Seller License Agreement"), with respect to certain Shared Intellectual Property that will be conveyed to Buyer hereunder, but that is used in the operation of Seller's other businesses, and (D) a patent license agreement, substantially in the form of Exhibit G, with respect to certain patents to be licensed by Buyer to Seller;

(vi) such other good and sufficient instruments of conveyance, transfer and assignment as shall be necessary to vest in Buyer good and valid title to the other Assets, free and clear of all Liens, except for Permitted Exceptions;

(vii) duly executed counterparts of (A) an assignment and assumption agreement, substantially in the form of Exhibit H-1 attached hereto, with respect to the Leola Property Lease (the "Leola Assignment and Assumption Agreement"), (B) an assignment and assumption agreement, substantially in the

form of Exhibit H-2 attached hereto, with respect to the Maplesville Property Lease (the "Maplesville Assignment and Assumption Agreement"), (C) an assignment and assumption agreement, substantially in the form of Exhibit H-3 attached hereto, with respect to the Citronelle Property Lease (the "Citronelle Assignment and Assumption Agreement"); (D) an assignment and assumption agreement, substantially in the form of Exhibit H-4 attached hereto, with respect to the Opelika Property Leases (the "Opelika Assignment and Assumption Agreement" and, together with the Leola Assignment and Assumption Agreement, the Maplesville Assignment and Assumption Agreement and the Citronelle Assignment and Assumption Agreement, the "IDB Property Lease Assignment and Assumption Agreements"); it being understood and agreed that the execution and delivery of the Opelika Assignment and Assumption Agreement shall be subject to the consent of the Industrial Development Board of the City of Opelika;

(viii) duly executed counterparts of an assignment and assumption agreement, substantially in the form of Exhibit I attached hereto, with respect to the Newberry Fee Agreement (the "Newberry Assignment and Assumption Agreement"); it being understood and agreed that the execution and delivery of the Newberry Assignment and Assumption Agreement shall be subject to the consent of Newberry County, unless Seller, in its sole discretion, waives such consent;

(ix) duly executed counterparts of a transition services agreement, substantially in the form of Exhibit J attached hereto, with such modifications as are mutually acceptable to Buyer and Seller to appropriately affect the outcome of the employees election process contemplated by Schedule 2.14(f) and certain other facts and circumstances which may not currently be fully understood by the parties, pursuant to which Seller will supply certain services to Buyer and, subject to Buyer procuring any necessary third-party consents or licenses, will provide Buyer the right to use certain Seller Shared Assets, including certain computer software that constitutes Shared Intellectual Property, following the Closing (the "Transition Services Agreement");

(x) duly executed counterparts of residual chip agreements, each substantially in the form of Exhibit K attached hereto, including the quantities of residual chips to be purchased, specifications and pay-for-quality program provisions for each sawmill of the Business attached thereto (collectively, the "Residual Chip Agreements"), pursuant to which Buyer or its affiliates will produce and sell to Seller or its permitted assignees, and Seller or its permitted assignees will purchase from Buyer or such affiliates, from and after the Closing Date, certain quantities of residual chips for Seller's pulp and paper facilities in accordance with the terms and conditions thereof;

(xi) duly executed counterparts of an easement, substantially in the form of Exhibit L, pursuant to which Buyer will grant an easement with respect to a portion of the real property in Augusta, Georgia that is being conveyed hereunder (the "Augusta Easement");

(xii) duly executed counterparts of the documentation evidencing the actions to be taken pursuant to Section 4.18;

(xiii) the officer's certificate referred to in Section 5.3(c);

(xiv) a certificate of non-foreign status that complies with the requirements of section 1445 of the Internal Revenue Code of 1986, as amended (the "Code"), and the Treasury Regulations promulgated thereunder; and

(xv) all other documents, instruments and writings required or reasonably requested to be delivered by Seller at or prior to the Closing pursuant to this Agreement or otherwise required in connection herewith.

(b) Buyer will deliver or cause to be delivered to Seller (unless previously delivered) the following:

(i) the Estimated Purchase Price;

(ii) a duly executed counterpart of the General Assignment and Assumption Agreement;

(iii) a duly executed counterpart of the Assignment and Assumption of Leases;

(iv) duly executed counterparts of each of (A) the Patent Assignment Agreement, (B) the License Agreement, (C) the Seller License Agreement, and (D) the Patent License Agreement;

(v) subject to the provisions of clause (D) of Section 1.4(a)(vii), duly executed counterparts of each of the IDB Property Lease Assignment and Assumption Agreements;

(vi) subject to the provisions of Section 1.4(a)(viii), duly executed counterparts of the Newberry Assignment and Assumption Agreement;

(vii) duly executed counterparts of the Transition Services Agreement;

(viii) duly executed counterparts of each of the Residual Chip Agreements;

(ix) duly executed counterparts of the Augusta Easement;

(x) duly executed counterparts of the documentation evidencing the actions to be taken pursuant to Section 4.18;

(xi) the officer's certificate referred to in Section 5.2(c); and

(xii) all other documents, instruments and writings required or reasonably requested to be delivered by Buyer at or prior to the Closing pursuant to this Agreement or otherwise required in connection herewith (such documents, instruments and writings, together with the other agreements referred to in this Section 1.4, are collectively referred to herein as the "Ancillary Agreements").

Section 1.5 Pre-Closing Purchase Price Adjustment.

(a) Seller shall, not later than five (5) Business Days prior to the Closing Date, deliver to Buyer a certificate, signed by an authorized officer of Seller, setting forth Seller's good faith estimate of Working Capital as of the Closing Date ("Estimated Pre-Closing Working Capital"), calculated in accordance with the Accounting Principles.

(b) On the Closing Date, the Target Purchase Price shall be adjusted by either adding the amount by which Estimated Pre-Closing Working Capital is greater than $65,000,000 (the "Target Working Capital"), or subtracting the amount by which Estimated Pre-Closing Working Capital is less than the Target Working Capital. Schedule 1.5 sets forth the calculation of Target Working Capital, together with a description of the principles used in calculating the Target Working Capital.

Section 1.6 Preparation of Closing Date Statement.

(a) Seller and Buyer (including their respective accounting firms if they so desire) shall take a physical count of the Inventory and agree upon the results of such count (the "Inventory Count"). The Inventory Count shall be (i) conducted on one or more days that are not Business Days, and (ii) completed on such day as Buyer and Seller shall determine, but in any event not more than five (5) Business Days before or after the Closing Date.

(b) Within forty five (45) Business Days after the Closing Date, Seller shall prepare and deliver to Buyer an unaudited statement of Working Capital as of the close of business on the Closing Date (the "Closing Date Statement"). The Closing Date Statement shall present fairly the Working Capital as of the close of business on the Closing Date, calculated in accordance with the Accounting Principles. The Closing Date Statement shall be accompanied by a report setting forth (i) Working Capital as reflected in the Closing Date Statement and (ii) the amount of any adjustment to the

Estimated Purchase Price to be paid pursuant to Section 1.7, the party by whom such adjustment is to be paid, and the basis for such adjustment.

(c) Following the Closing, each of Buyer and Seller shall give the other party and any independent auditors and authorized representatives of such other party reasonable access during normal business hours to the properties, books, records and personnel of the Business for purposes of preparing, reviewing and resolving any disputes concerning the Closing Date Statement. Buyer shall have thirty (30) Business Days following the delivery to Seller of the Closing Date Statement during which to notify Seller in writing of any dispute of any item contained in the Closing Date Statement, which notice shall set forth in reasonable detail the basis for such dispute and provide reasonable supporting documentation for such disagreement. If Buyer fails to notify Seller of any such dispute within such 30 Business Day period, the Closing Date Statement shall be deemed to be accepted by Buyer and the Closing Date Statement shall be final, binding and conclusive for all purposes of this Agreement and not subject to any further recourse by Buyer under any provision hereof. In the event that Buyer shall so notify Seller of any dispute, Buyer and Seller shall cooperate in good faith and use commercially reasonable efforts to resolve such dispute as promptly as possible.

(d) Buyer agrees that in determining the carrying value of the assets and liabilities of the Business, it shall not propose any adjustments to or dispute any portions of the Closing Date Statement if such adjustments or disputes would involve changes in or would question the Accounting Principles. For the avoidance of doubt, it is expressly agreed that no objection may be raised and no adjustment may be proposed to the Closing Date Statement other than on grounds that the Closing Date Statement was not prepared in accordance with the provisions of this Agreement.

(e) If Buyer and Seller are unable to resolve any such dispute within twenty (20) Business Days of Buyer's delivery of the notice referred to in Section 1.6(c) above (the "Resolution Period"), then all amounts remaining in dispute shall be submitted to a "big four" independent accounting firm (the "Independent Accounting Firm") selected by Seller and Buyer within ten (10) Business Days after the expiration of the Resolution Period. If Seller and Buyer are unable to agree on the Independent Accounting Firm, then Buyer and Seller shall each have the right to request the American Arbitration Association to appoint the Independent Accounting Firm, which shall not have had a material relationship with Seller, Buyer or any of their respective affiliates within the past two (2) years. Each party agrees to execute, if requested by the Independent Accounting Firm, a reasonable engagement letter. All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm and the American Arbitration Association shall be borne equally by Seller and Buyer; provided, however, that if either party prevails with respect to more than 50% of the total amounts in dispute, the other party shall bear the entire amount of fees, expenses and costs of the Independent Accounting Firm and, if applicable, the American Arbitration Association. The

Independent Accounting Firm shall act as an arbitrator to determine, based solely on presentations by Seller and Buyer, and not by independent review, only those issues still in dispute and shall be limited to those adjustments, if any, that need be made for the Closing Date Statement to comply with the standards referred to in Section 1.6(b). At a mutually agreed time within three (3) Business Days of the appointment of the Independent Accounting Firm, each of Seller and Buyer will simultaneously submit to the Independent Accounting Firm its calculation of each amount remaining in dispute together with any submissions supporting its calculation. The Independent Accounting Firm will select one of the two submissions in respect of each amount remaining in dispute as most closely complying with the standards referred to in Section 1.6(b). The Independent Accounting Firm's determination shall be requested to be made within twenty (20) Business Days of its selection, shall be set forth in a written statement delivered to Seller and Buyer and shall be final, binding and conclusive for all purposes of this Agreement and not subject to any further recourse by any party pursuant to any provision hereof. The "Final Statement" shall be (i) the Closing Date Statement in the event that Seller does not deliver a notice of dispute within the twenty (20) Business Day period specified in Section 1.6(c) or accepts the Closing Date Statement or (ii) the Closing Date Statement, as modified by resolution of any disputes by Buyer and Seller or by the Independent Accounting Firm. The procedures set forth in this Section 1.6(e) are the sole remedy for any disputes with respect to the preparation of or calculations in connection with the Closing Date Statement. For the avoidance of doubt, no item included in the calculation of Working Capital set forth on the Final Statement will be the subject of any indemnification claim by Buyer under this Agreement.

Section 1.7 Post-Closing Purchase Price Adjustments; Allocation of Purchase Price.

(a) No later than ten (10) Business Days following the determination of the Final Statement, either (i) Buyer shall pay to Seller the amount (together with interest as described below) by which the Working Capital, as set forth in the Final Statement, is greater than the Estimated Pre-Closing Working Capital or (ii) Seller shall pay to Buyer the amount (together with interest as described below) by which the Working Capital, as set forth in the Final Statement, is less than the Estimated Pre-Closing Working Capital, as the case may be.

(b) Any amount to be paid by either Seller or Buyer, as the case may be, pursuant to Section 1.7(a), (i) shall bear simple interest at an annual rate of six percent (6%), accruing from the Closing Date to the date of payment, (ii) shall be paid by wire transfer in immediately available funds to an account designated by the party entitled to receive such payment and (iii) shall be treated as an adjustment to the Estimated Purchase Price.

(c) Schedule 1.7(c) sets forth a preliminary allocation of the Estimated Purchase Price and the Assumed Liabilities among the Assets in accordance with section

1060 of the Code and the applicable Treasury Regulations. In conjunction with the determination of the Final Statement, Seller and Buyer shall also negotiate in good faith to agree, as promptly as possible following the determination of the Final Statement pursuant to Section 1.6, upon a final allocation of the Purchase Price and the Assumed Liabilities to the Assets in accordance with section 1060 of the Code and the applicable Treasury Regulations or applicable local law. In the event Seller and Buyer are unable to agree upon such purchase price allocation within twenty (20) Business Days following the determination of the Final Statement, such dispute shall be resolved as follows: (i) the dispute will be submitted to the national office of a firm of independent accountants of nationally recognized standing reasonably satisfactory to Seller and Buyer (the "Tax Accountants"), (ii) the parties will present their arguments to the Tax Accountants within ten (10) Business Days after submission of the dispute to the Tax Accountants, (iii) the Tax Accountants will resolve the dispute, in a fair and equitable manner and in accordance with the applicable Tax law, within twenty (20) Business Days after the parties have presented their arguments to the Tax Accountants, (iv) the purchase price allocation (as resolved by the Tax Accountants) shall become final and binding on the parties and (v) the fees and expenses of the Tax Accountants in resolving such dispute will be borne equally by Buyer and Seller. Seller and Buyer shall (i) be bound by the allocations determined pursuant to this paragraph for purposes of determining any Taxes, (ii) prepare and file all Tax Returns in a manner consistent with such allocations, and (iii) take no position inconsistent with such allocations in any Tax Return, any proceeding before any Taxing Authority or otherwise. In the event that any such allocation is disputed by any Taxing Authority, the party receiving notice of such dispute shall promptly notify and consult with the other party hereto concerning resolution of such dispute. Each party shall cooperate in the preparation and timely filing of Internal Revenue Service Form 8594 and any comparable state or local forms or reports.

Section 1.8 Apportionment of Real Estate Taxes; Transfer Taxes.

(a) Buyer and the Selling Parties shall apportion all real property, personal property, intangibles and other similar *ad valorem* Taxes (collectively, "Property Taxes") paid or payable in connection with any of the Assets for the Tax period in which the Closing occurs, such apportionments to be made as of the Closing Date and shall be based upon the fiscal year for which the Property Taxes are assessed and shall be apportioned on a per diem basis. Such apportionment shall be made at or prior to the Closing to the extent practicable. In the event that the applicable Tax bill or other information reasonably necessary for computing any such apportionment is not available on the Closing Date, the proration shall be based upon one hundred and five percent (105%) of the actual amount of such Property Taxes or fees for the immediately preceding year (or the immediately preceding applicable Tax period) for which such actual Taxes or fees are available. The Selling Parties shall not be responsible for any further adjustments if actual assessments are greater or less than the amount on which the proration was based upon, including any increased assessments resulting from the

transactions contemplated hereby. Seller and Buyer agree to furnish each other with such documents and other records as may be reasonably requested in order to confirm all adjustment and proration calculations made pursuant to this Section 1.8(a). For the avoidance of doubt, there shall be no proration of Property Taxes and assessments other than as set forth hereinabove and, as between Buyer and the Selling Parties, Buyer agrees that it shall be solely responsible for all such Property Taxes and assessments due and payable in respect of the Assets after the Closing.

(b) Seller on the one hand, and Buyer on the other hand, shall each pay fifty percent (50%) of the aggregate amount of all stamp, transfer, documentary, sales, use, registration and other such similar Taxes (collectively, "Transfer Taxes") incurred in connection with this Agreement and the transactions contemplated hereby.

Section 1.9 Intra-Company Liabilities. Effective immediately prior to the Closing, Seller will, and will cause the Wood Products Division and Seller's other affiliates to, cancel, discharge, repay or otherwise settle all of the Intra-Company Liabilities.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as disclosed in separate sections of the disclosure schedules, a copy of which is being delivered to Buyer herewith (the "Seller Disclosure Schedules"), that correspond to the sections of this Agreement with respect to which such disclosure is made (provided that information disclosed by Seller in any section of the Seller Disclosure Schedules shall be deemed to be disclosed with respect to other sections of this Agreement if it would be reasonably apparent that such disclosure would apply to such other sections), Seller hereby represents and warrants to Buyer, solely with respect to the Business, as follows:

Section 2.1 Organization. Each of the Selling Parties is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation. Each of the Selling Parties has all requisite corporate power and corporate authority to own, lease and operate its properties and assets and to carry on the Business as now being conducted in all material respects. Each of the Selling Parties is duly qualified or licensed to do business as a foreign corporation in each jurisdiction in which the properties and assets owned, leased or operated by such Selling Party in the conduct of the Business or the nature of the Business makes such qualification necessary, except in any such jurisdictions where the failure to be duly qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 2.2 Authorization.

(a) Seller has the corporate power and corporate authority to execute and deliver this Agreement and the Ancillary Agreements and to consummate or cause to be consummated the transactions contemplated hereby or thereby. The execution and delivery by Seller of this Agreement and the Ancillary Agreements, and the consummation of the transactions contemplated hereby and thereby, have been (and will be as of the Closing Date) duly and validly authorized by all necessary corporate action of Seller, and no other corporate proceeding on the part of Seller is necessary to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby. This Agreement has been, and each of the Ancillary Agreements will be, duly executed and delivered by Seller and, assuming the valid execution and delivery by all counterparties thereto, will constitute a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization and other laws affecting the enforcement of creditors' rights generally and by general principles of equity.

(b) Each Selling Party other than Seller has the corporate power and corporate authority to execute and deliver each of the Ancillary Agreements to which it will be a party, and to consummate or cause to be consummated the transactions contemplated thereby. As of the Closing Date, the execution and delivery by each Selling Party other than Seller of the Ancillary Agreements to which it will be a party, and the consummation of the transactions contemplated thereby, will be duly and validly authorized by all necessary corporate action of such Selling Party. Each of the Ancillary Agreements to which a Selling Party other than Seller will be a party will be duly executed and delivered by such Selling Party and, assuming the valid execution and delivery by all counterparties thereto, will constitute a valid and binding agreement of such Selling Party, enforceable against such Selling Party in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization and other laws affecting the enforcement of creditors' rights generally and by general principles of equity.

Section 2.3 Consents and Approvals; No Violations. Except as set forth in Schedule 2.3, neither the execution, delivery or performance by Seller of this Agreement and the Ancillary Agreements or the execution, delivery or performance of any of the Ancillary Agreements by any of the Selling Parties, nor the consummation by any of the Selling Parties of the transactions contemplated hereby or thereby will (a) conflict with or result in any breach or violation of any provision of the Organizational Documents of such Selling Party; (b) require any filing or registration with, or notice or declaration to, or the obtaining of any permit, license, authorization, consent or approval of, any governmental or regulatory authority whether within or outside the United States; (c) violate, conflict with or result in a default (or any event which, with notice or lapse of

time or both, would constitute a default) under, or require any consent under, or result in any termination, cancellation or acceleration, or give rise to any such right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of, or result in the loss of any right or benefit under, any Contract; (d) violate any order, injunction, decree, statute, rule or regulation applicable to any Selling Party, or any of the assets or properties of the Business, or (e) result in the creation or imposition of any Lien upon any of the assets or properties of the Business, excluding from the foregoing clauses (b), (c), (d) and (e) such requirements, conflicts, defaults, rights, Liens or violations that (i) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (ii) would not, individually or in the aggregate, reasonably be expected to materially impair the conduct of the Business as presently conducted or the ownership or use of the Assets taken as a whole, and (iii) would not adversely affect, in any material respect, the ability of the Selling Parties to consummate the transactions contemplated by this Agreement or the Ancillary Agreements or that become applicable as a result of the business or activities (other than the Business) in which Buyer engages or proposes to be engaged or as a result of any acts or omissions by, the legal status of or any facts pertaining to, Buyer. As used in this Section 2.3, references to the Selling Parties shall refer only to the Selling Parties in connection with the conduct of the Business through or as part of the Wood Products Division.

Section 2.4 Trial Balances. Seller has delivered to Buyer copies of its (i) Trial Balance as of and for the twelve months ended December 31, 2005 and December 31, 2004 (the "Year-End Trial Balance") and (ii) the Trial Balance as of and for the nine months ended September 30, 2006 (the "Interim Trial Balance" and collectively, the "Trial Balances"). Except as disclosed on Schedule 2.4, the Trial Balances present fairly, in all material respects, the financial position of the Business for the relevant period and have been prepared in accordance with the books and records of Seller.

Section 2.5 Absence of Undisclosed Liabilities. Except (a) for liabilities and obligations disclosed or reserved against in the balance sheet included in the 2005 Year-End Trial Balance (the "Balance Sheet") or specifically disclosed in the notes thereto, (b) for liabilities and obligations incurred since December 31, 2005 (the "Balance Sheet Date") in the ordinary course of business and consistent with past practice, and (c) as set forth on Schedule 2.5, the Business has no liabilities or obligations of any nature (whether direct, indirect, accrued or contingent) that would, individually or in the aggregate, (x) reasonably be expected to have a Material Adverse Effect or (y) be required to be reflected or reserved against in a balance sheet of the Business prepared in accordance with GAAP consistently applied.

Section 2.6 Absence of Certain Changes. Except as set forth on Schedule 2.6 or as otherwise contemplated by this Agreement, since the Balance Sheet Date, the Selling Parties have conducted the Business in the ordinary course consistent with past practice and there has not been any event, occurrence or development that has resulted in,

or would reasonably be expected to result in, a Material Adverse Change. Without limiting the generality of the foregoing, between the Balance Sheet Date and the date hereof, except as set forth on Schedule 2.6, none of the Selling Parties has taken any action in connection with the Business that, on or after the date hereof, would have required the prior written consent of Buyer pursuant to Section 4.1.

Section 2.7 Assets.

(a) The Selling Parties are the beneficial owners of and have good and valid title to, or otherwise have the right to use pursuant to a valid and enforceable lease, license or similar contractual arrangement, all of the tangible personal property included in the Assets, in each case free and clear of any Liens except for Permitted Exceptions.

(b) Except for the assets, properties and services set forth on Schedule 2.7(b), the Assets, together with any assets, properties and rights the benefit of which is to be provided to Buyer or its affiliates (including the Business) pursuant to this Agreement or the Ancillary Agreements, subject to obtaining any applicable third-party consents and required third-party licenses, constitute all the assets used in the operations of, or required to operate, the Business in all material respects in the manner in which it is currently conducted and in which it has been conducted since January 1, 2006, except for Excluded Assets (other than Shared Intellectual Property) and such assets the omission of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and the Assets include all real property, whether owned or leased, and all Improvements presently or hereafter located thereon or attached and appurtenant thereto, easements, licenses, rights and appurtenances relating thereto, required to operate the Business in all material respects in the manner in which it is currently conducted.

(c) None of the Assets constitute any equity interest of any kind (including common or preferred stock, options, warrants or other convertible securities) in any other Person.

Section 2.8 Real Property.

(a) Schedule 1.1(a)(i) lists all of the Owned Real Property which includes all of the real property owned by any of the Selling Parties and used or held for use primarily in connection with, or held primarily for the benefit of, the facilities which comprise the Business. Except as set forth on Schedule 1.1(a)(i), with respect to Owned Real Property other than Improvements located on any Leased Real Property and any easements, licenses, rights and appurtenances relating to any Owned Real Property, Seller or another Selling Party owns insurable fee simple title thereto, free and clear of all Liens, except for Permitted Exceptions. Except as set forth in Schedule 2.8(a) and except for Permitted Exceptions, there are no licenses, occupancy agreements, options, rights, concessions or other agreements or arrangements, written or oral, granting to any person or entity the right to purchase, use or occupy any of the Owned Real Property, except as

would not, individually or in the aggregate, reasonably be expected to materially impair the conduct of the Business or the ownership or use of the Owned Real Property as presently conducted, owned or used.

(b) Schedule 1.1(a)(ii) lists all of the Leased Real Property, including the address, landlord and tenant for each Lease. Seller has delivered to Buyer complete copies of each Lease, including all amendments and agreements related thereto. The Seller or another Selling Party holds valid leasehold title to all of the Leased Real Property, including any Improvements leased to Seller or another Selling Party by the applicable Lease and free of all Liens except for Permitted Liens. Except as set forth on Schedule 1.1(a)(ii), no Selling Party is a sublessor or grantor under any sublease or other instrument granting to another Person any right to the possession, lease, occupancy or enjoyment of any Leased Real Property.

Section 2.9 Intellectual Property. Schedule 2.9 sets forth all material Intellectual Property that is registered or subject to an application for registration. Except as set forth on Schedule 2.9, Seller or another Selling Party has such ownership of, or other rights by license or other agreement to use, the Intellectual Property as is necessary to conduct the Business in all material respects in the manner in which it is currently conducted. Except as set forth on Schedule 2.9 or Schedule 2.10, there are no pending proceedings or litigation or, to the Knowledge of Seller, other adverse claims concerning any Intellectual Property used in the conduct of the Business, except as would not, individually or in the aggregate, reasonably be expected to materially impair the conduct of the Business or the ownership or use of the Assets as presently owned, conducted or used. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) no Selling Party has received written notice that the conduct of the Business or any product sold or process used in the conduct of the Business infringes any patent, trademark, copyright or design right, or that any Selling Party has misappropriated or improperly used or disclosed any trade secret, confidential information or know-how in the conduct of the Business and (b) to the Knowledge of Seller, the conduct of the Business by the Selling Parties and all products sold and processes used by the Selling Parties do not infringe any intellectual property right of any third party, and do not involve the misappropriation or improper use or disclosure of any trade secrets, confidential information or know-how of any third party.

Section 2.10 Litigation. Except as set forth on Schedule 2.10, as of the date hereof, there are no actions or suits, or any administrative, arbitration or other proceedings or, to Seller's Knowledge, claims or investigations (collectively, "Cases") pending, or, to Seller's Knowledge, threatened, against any Selling Party or its respective affiliates or any of its properties, assets and business operations, in each case relating to the Business or the Assets, by or before any court, governmental or regulatory authority or by any third party, other than Cases that would not, individually or in the aggregate, reasonably be expected to (a) materially impair the conduct of the Business or the

ownership or use of the Assets as presently conducted, owned or used or (b) result in the imposition of any criminal penalty, criminal fine or similar criminal liability on any Person for such Person's actions, omissions or violations in connection with the Business.

Section 2.11 Compliance with Applicable Law; Permits.

(a) With respect to the Business and the Assets, the Selling Parties currently are and, to the Knowledge of the Seller, since January 1, 2005 have been in compliance with all laws, ordinances, rules, order, injunctions and regulations of any Governmental Authority applicable to the Business, except for such violations, if any, that (i) would not, individually or in the aggregate, reasonably be expected to materially impair the conduct of the Business or the ownership or use of the Assets as presently conducted, owned or used, and (ii) would not reasonably be expected to result in the imposition of any criminal penalty, criminal fine or similar criminal liability on any Person for such Person's actions, omissions or violations in connection with the Business. With respect to the Business or the Assets, the Selling Parties are not subject to any consent decrees, injunctions, orders or judgments of any Governmental Authority that impair the conduct of the Business or the ownership or use of the Assets as presently conducted, owned or used. The provisions of this Section 2.11(a) do not apply to any Tax laws or Environmental Laws, which are governed by Section 2.15 and Section 2.16, respectively.

(b) The Selling Parties hold all permits and authorizations necessary for the lawful conduct of the Business as currently conducted or the ownership or use of the Assets, and such permits and authorizations are in full force and effect, except for such permits and authorizations the failure to obtain or be in full force and effect (i) would not, individually or in the aggregate, reasonably be expected to materially impair the conduct of the Business or the ownership or use of the Assets as presently conducted, owned or used or to consummate the transactions contemplated hereby, and (ii) would not reasonably be expected to result in the imposition of any criminal penalty, criminal fine or similar criminal liability on any Person for such Person's actions, omissions or violations in connection with the Business. The provisions of this Section 2.11(b) do not apply to any permits or authorizations relating to tax matters or environmental matters, which are governed by Section 2.15 and Section 2.16, respectively.

Section 2.12 Contracts.

(a) Except for such inaccuracies as are not, individually or in the aggregate, material in the context of the Business taken as a whole, Schedule 2.12(a) contains a complete and correct list of all Contracts (x) to which any Selling Party is a party or by which it is bound primarily in connection with the operation of the Business or (y) by which any of the Assets are bound or affected, in each case that fall into one or more of the following categories:

(i) collective bargaining agreements;

(ii) employment, retention or consulting agreements;

(iii) indentures, mortgages, notes, installment obligations, agreements or other instruments, in each case relating to the borrowing of money (other than intra-company accounts, which shall be governed by Section 1.9), or the guarantees of any obligations for the borrowing of money, except any such agreements with an outstanding principal amount not exceeding $250,000;

(iv) partnership, joint venture or other similar agreements or arrangements requiring the commitment of capital in excess of $250,000;

(v) agency, sales representation, distribution or other similar agreements providing for annual payments in excess of $250,000;

(vi) agreements for the purchase of supplies or materials providing for annual minimum payments in excess of $250,000 or which cannot be terminated without cost within one (1) year;

(vii) agreements for the sale of goods or services (other than the sale of inventory in the ordinary course of business) providing for annual payments in excess of $250,000;

(viii) agreements containing covenants not to compete or to solicit, or otherwise limiting in any material respect the right of the Business to engage in any line of business, or in any geographic area, or during any period of time;

(ix) written agreements between or among, on the one hand, the Seller or any of its affiliates on behalf of the Business and, on the other hand, the Seller or any of its affiliates not on behalf of the Business, providing for annual payments in excess of $250,000;

(x) lease, rental or occupancy agreements, including the Leases set forth on Schedule 1.1(a)(ii), licenses, installment and conditional sale agreements, and other contracts or arrangements affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property and involving annual payments in excess of $250,000;

(xi) agreements relating to the purchase of any business, corporation or other entity (or all or any substantial portion of the assets of any business, corporation or other entity) for aggregate payments in excess of $5,000,000;

(xii) material license agreements, including those listed on Schedule 1.1(a)(x)(B), except for any licenses with respect to pre-packaged software applications (including any off-the-shelf and shrinkwrap software);

(xiii) agreements settling any claims and providing for prospective aggregate payments exceeding $250,000;

(xiv) agreements relating to the sale or disposition of material Assets other than sales of inventory or obsolete equipment in the ordinary course of business consistent with past practice; or

(xv) agreements (except as otherwise set forth in clauses (i) through (xiv) above) entered into other than in the ordinary course of business that are material to the Business taken as a whole.

(b) Except as otherwise indicated on Schedule 2.12(a), each of the Contracts required to be set forth on Schedule 2.12(a) and the Pulp Sales Agreement (Cariboo) dated as of June 1, 2005 between Seller and Thilmany, LLC (the "Thilmany Agreement") is in full force and effect and is a legal, valid and binding obligation of the applicable Selling Party and, to the Knowledge of Seller, of each other party thereto, enforceable against each party thereto in accordance with its terms. The applicable Selling Party is not in material breach of or default under any such Contract or the Thilmany Agreement and, to Seller's Knowledge, no event has occurred that, with or without notice or lapse of time or both, would constitute a breach or default. None of the Selling Parties has received any written notice of material breach of, default under, or termination of any Contract or the Thilmany Agreement. To Seller's Knowledge, no other party to any such Contract or the Thilmany Agreement is in material breach thereof or default thereunder.

Section 2.13 Labor Matters.

(a) Except as set forth on Schedule 2.13(a), (i) there is no material labor strike, dispute, slowdown, stoppage or lockout ongoing or, to the Knowledge of Seller, threatened, against or affecting the Business; (ii) there is no unfair labor practice charge or complaint against any Selling Party (relating to the Business) pending (for which written notice has been provided) or, to the Knowledge of Seller, threatened before the National Labor Relations Board or any similar foreign agency, and (iii) to the Knowledge of Seller, no Selling Party has received written notice of the intent of any Governmental Authority responsible for the enforcement of labor or employment laws to conduct an investigation with respect to or relating to the Business, and no such investigation is in progress, other than, with respect to clauses (ii) and (iii), such charges, complaints or investigations that (x) would not, individually or in the aggregate, reasonably be expected to materially impair the conduct of the Business or the ownership or use of the Assets as presently conducted, owned or used, and (y) would not reasonably be expected to result in the imposition of any criminal penalty, criminal fine or similar criminal liability on any Person for such Person's actions, omissions or violations in connection with the Business.

(b) To the Knowledge of Seller, since December 31, 2005, no Selling Party has incurred any liability or obligation with respect to the Business under the Worker

Adjustment and Retraining Notification Act (the "WARN Act") or any similar state, local or foreign law that remains unsatisfied. Except as set forth on Schedule 2.13(b), none of the current or former employees of Seller has suffered an "employment loss" (as defined in the WARN Act) with respect to the Business since ninety (90) calendar days prior to the date hereof.

Section 2.14 Employee Benefits; ERISA.

(a) Schedule 2.14(a) lists all material benefit and compensation plans and contracts, including "employee benefit plans" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and deferred compensation, stock option, stock purchase, stock appreciation rights, stock-based incentive and bonus plans established or maintained by Seller or any Related Person, or to which Seller or any Related Person contributes or is or has been obligated or required to contribute, for the benefit of any employee or former employee of the Business (collectively, the "Plans"). True and complete copies of all material Plans, including any trust instruments and insurance contracts forming a part of any Plans, and all amendments thereto, have been provided or made available to Buyer.

(b) Each of the Plans has been administered in accordance with its terms and in substantial compliance with applicable law (including, where applicable, ERISA and the Code), except where the failure to so administer such Plan would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) Each of the Plans intended to be "qualified" within the meaning of section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified, and, to the Knowledge of Seller, there is no fact or set of circumstances that has adversely affected, or would reasonably be expected to affect adversely, the qualification of such Plan prior to the Closing.

(d) Except as set forth on Schedule 2.14(d), no Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Business for periods extending beyond their termination of service (by retirement or otherwise), other than (i) coverage mandated by applicable law, (ii) death benefits under any "pension plan," as that term is defined in section 3(2) of ERISA, or (iii) benefits the full cost of which is borne by the current or former employee (or his or her beneficiary).

(e) There are no pending or, to the Knowledge of Seller, threatened claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto, except for those claims that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(f) As soon as is reasonably practical and, in any event, not later than January 16, 2007, Seller and Buyer will identify, in accordance with the principles set out in Schedule 2.14(f), those current employees of Seller who will be offered employment by Buyer (collectively, the "Employees"). Seller will, as promptly as practicable after the date hereof, provide to Buyer a true and complete list, by name, of each employee involved in the Business, which list will include such employee's name, service dates, current base compensation, bonus for the past two years and the amount of accrued and unused vacation time that such employee has accrued but not used as of a specified date.

Section 2.15 Taxes. Except as set forth on Schedule 2.15, (a) all Income Tax and other material Tax Returns required to be filed with respect to the Business for all periods through and including the Closing Date have been duly and timely filed with the appropriate Taxing Authority in all jurisdictions in which such Tax Returns are required to be filed, except for such failures to file that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and such Tax Returns are true, correct and complete in all material respects, (b) all Income Taxes and other material Taxes required to be withheld and/or paid with respect to (i) the Business or (ii) any amounts owed by the Business to any employee, creditor, independent contractor or other third party have been duly and timely withheld and/or paid, except for such failures to withhold or pay that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (c) none of the Assets is subject to any Liens (other than Permitted Exceptions) as a result of a failure to pay any Tax and (d) none of the Assets (i) are required to be treated as being owned by any other Person pursuant to the so-called safe harbor lease provisions of former Section 168(f)(8) of the Code, (ii) secures any debt the interest on which is tax-exempt under Section 103(a) of the Code, (iii) is tax-exempt use property within the meaning of Section 168(h) of the Code or (iv) is subject to a "467 rental agreement" as defined in Section 467 of the Code.

Section 2.16 Environmental Matters.

(a) Except as set forth on Schedule 2.16(a), the Selling Parties are in material compliance with all Environmental Laws in effect on the date hereof and applicable to the Selling Parties in the conduct of the Business, except for any non-compliance which is not, individually or in the aggregate, reasonably likely to materially impair the conduct of the Business or the ownership or use of the Assets as presently conducted, owned or used, which compliance includes the possession by the Selling Parties of all material permits and other governmental authorizations required under applicable Environmental Laws to carry on the Business (the "Environmental Permits"), and compliance with the terms and conditions thereof.

(b) Except as set forth on Schedule 2.16(b), to the Knowledge of Seller, (i) there have been no disposals or releases (except for disposals or releases in accordance with valid Environmental Permits) of any Hazardous Substance into the soil, surface water or ground water at any of the properties of the Selling Parties to be transferred

pursuant to this Agreement, which condition remains uncured, and which requires remedial action pursuant to any Environmental Laws and (ii) no soil, air, surface water or ground water contamination exists at any of the properties of the Selling Parties to be transferred pursuant to this Agreement, except, in each case, for releases or contaminations that are not, individually or in the aggregate, reasonably likely to materially impair the conduct of the Business or the ownership or use of the Assets as presently conducted, owned or used.

(c) Except as set forth on Schedule 2.16(c), within the last two (2) years, no Selling Party has received written notice of, and is not, to the Knowledge of Seller, the subject of, any Environmental Claims or any Environmental Violations that are, individually or in the aggregate, reasonably likely to materially impair the conduct of the Business or the ownership or use of the Assets as presently conducted, owned or used.

(d) The representations and warranties contained in this Section 2.16 are the sole and exclusive representations and warranties relating to environmental matters contained in this Agreement. As used in this Section 2.16, references to Seller or the Selling Parties shall refer only to Seller or the Selling Parties, as applicable, in connection with the conduct of the Business as part of the Wood Products Division.

Section 2.17 Guarantees; Letters of Credit. Schedule 2.17 sets forth (a) all guarantees or similar obligations of any Selling Party, to the extent related primarily to the Business, under any loan, lease, financing, or other Contract for which such Selling Party may be liable as guarantor, primary obligor, original lessor, or other provider of credit support to the Business and (b) all letters of credit and surety bonds issued by the Selling Parties primarily on behalf of the Business (the obligations and instruments described in clause (a) or (b) of this Section 2.17, collectively, the "Guarantees").

Section 2.18 Certain Fees. Except as set forth on Schedule 2.18, the Selling Parties have not employed any financial advisor or finder or incurred any liability for any financial advisory fees, finders' fees or similar fees in connection with this Agreement or the transactions contemplated hereby.

Section 2.19 No Implied Representation. Notwithstanding anything contained in Article III or any other provision of this Agreement or the Buyer Disclosure Schedules, Seller acknowledges and agrees that none of Buyer, Buyer Parent or any of their respective affiliates, or any of their respective officers, employees, agents or representatives, is making or has made any representation or warranty whatsoever, express or implied, other than the representations and warranties expressly set forth in this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as disclosed in separate sections of the disclosure schedules, a copy of which is being delivered to Seller herewith (the "Buyer Disclosure Schedules" and, together with the Seller Disclosure Schedules, the "Disclosure Schedules"), that correspond to the sections of this Agreement with respect to which such disclosure is made (provided, that information disclosed by Buyer Parent and Buyer in any section of the Buyer Disclosure Schedules shall be deemed to be disclosed with respect to other sections of this Agreement if it would be reasonably apparent that such disclosure would apply to such other sections), Buyer Parent and Buyer hereby represent and warrant to the Selling Parties as follows:

Section 3.1 Organization. Buyer Parent and Buyer are corporations duly organized, validly existing and in good standing under the laws of their jurisdictions of incorporation. Buyer Parent and Buyer have heretofore delivered to Seller complete and correct copies of their Organizational Documents.

Section 3.2 Authorization. Buyer Parent and Buyer have the corporate power and corporate authority to execute and deliver this Agreement and consummate the transactions contemplated hereby. The execution and delivery by Buyer Parent and Buyer of this Agreement and the Ancillary Agreements to which it will be a party and the consummation of the transactions contemplated hereby and thereby have been (and will be as of the Closing Date) duly and validly authorized by all necessary corporate action of Buyer Parent and Buyer, and no other corporate proceeding on the part of each of Buyer Parent or Buyer is necessary to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby. This Agreement has been, and each of the Ancillary Agreements will be, duly executed and delivered by each of Buyer Parent and Buyer and, assuming the valid execution and delivery by all counterparties thereto, will constitute, a valid and binding agreement of Buyer Parent and Buyer, enforceable against Buyer Parent and Buyer in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, moratorium, reorganization and other laws affecting the enforcement of creditors' rights generally and by general principles of equity.

Section 3.3 Consents and Approvals; No Violations. Except as set forth on Schedule 3.3, neither the execution, delivery or performance of this Agreement and the Ancillary Agreements by Buyer Parent and Buyer, nor the consummation by Buyer Parent and Buyer of the transactions contemplated hereby or thereby will (a) conflict with or result in any breach or violation of any provision of the Organizational Documents of Buyer Parent or Buyer; (b) require any filing or registration with, or notice or declaration to, or the obtaining of any permit, license, authorization, consent or approval of, any governmental or regulatory authority whether within or outside the United States;

(c) violate, conflict with or result in a default (or any event which, with notice or lapse of time or both, would constitute a default) under, or require any consent under, or result in any termination, cancellation or acceleration, or give rise to any such right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of, or result in the loss of any right or benefit under, any note, mortgage, other evidence of indebtedness, guarantee, license, agreement, lease or other instrument or obligation to which Buyer Parent or Buyer is a party or by which Buyer Parent or Buyer or any of their assets is subject or by which any of them may be bound; (d) violate any order, injunction, decree, statute, rule or regulation applicable to Buyer Parent or Buyer; or (e) result in the creation or imposition of any Lien upon any properties, assets or business of Buyer Parent or Buyer, excluding from the foregoing clauses (b), (c), (d) and (e) any requirements, conflicts, defaults, rights, security interests, Liens or violations that would not materially and adversely affect the ability of Buyer Parent and Buyer to consummate the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 3.4 Availability of Funds. Buyer Parent or Buyer currently has available sufficient cash, cash equivalents, lines of credit and financing commitments to pay the Purchase Price, and will at the Closing (or at such other time as any such amounts become due and payable) have available sufficient cash and cash equivalents in immediately available funds to pay the Purchase Price and any and all other amounts payable by the Buyer pursuant to this Agreement and to effect the transactions contemplated hereby.

Section 3.5 Litigation. Except as set forth on Schedule 3.5, there are no Cases, governmental investigations or inquiries pending or threatened against Buyer Parent or Buyer or any of their affiliates that would reasonably be expected to adversely affect Buyer Parent's or Buyer's performance under this Agreement or the ability of the Buyer Parent and Buyer to consummate the transactions contemplated herein.

Section 3.6 Certain Fees. Except as set forth on Schedule 3.6, none of Buyer Parent, Buyer or any of their affiliates has employed any financial advisor or finder or incurred any liability for any financial advisory fees, finders' fees or similar fees in connection with this Agreement or the transactions contemplated hereby.

Section 3.7 No Implied Representation. Notwithstanding anything contained in Article II or any other provision of this Agreement or the Disclosure Schedules, Buyer Parent and Buyer acknowledge and agree that neither the Selling Parties nor any of their respective affiliates, or any of their respective officers, employees, agents or representatives, are making or have made any representation or warranty whatsoever, express or implied, including any implied warranty of merchantability or suitability as to the properties or assets of the Business, other than the representations and warranties expressly set forth in this Agreement. Except as otherwise provided in this Agreement, Buyer Parent and Buyer acknowledge and agree that the Business and the Assets are being sold "as is" and "where is." In addition, Buyer Parent and Buyer acknowledge and

agree that any cost estimates, projections and predictions contained or referred to in the materials that have been provided to Buyer Parent, Buyer or any of their affiliates are not and shall not be deemed to be representations or warranties of the Selling Parties or any of their respective affiliates.

Section 3.8 Interpretation of Representations and Warranties and Schedules. Buyer Parent and Buyer acknowledge and agree that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Disclosure Schedules is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and neither party shall use the fact of the specification of such amounts or the fact of inclusion of any such item in the Disclosure Schedules in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in a schedule is or is not material.

ARTICLE IV

COVENANTS

Section 4.1 Conduct of the Business.

(a) Seller agrees that, during the period from the date of this Agreement to the Closing Date, except (i) as otherwise contemplated by this Agreement (including Section 1.9), (ii) as set forth on Schedule 4.1 or (iii) as consented to by Buyer in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall, and shall cause the other Selling Parties to, conduct the Business in the ordinary course consistent with past practice (which past practices include periodic cash sweeps from the Business).

(b) Without limiting the generality of the provisions of Section 4.1(a), with respect to the Business, the Seller shall not, and shall cause the other Selling Parties not to:

(i) sell or dispose of any of their material properties or assets, except for sales of inventory or obsolete equipment in the ordinary course of business consistent with past practice;

(ii) make any loans or advances to any Person other than advances in the ordinary course of business consistent with past practice and loans or advances to Seller's affiliates;

(iii) make any capital contributions to, or investments in, any Person in excess of $100,000, individually, or in excess of $3,000,000 in the aggregate;

(iv) purchase a material amount of properties or assets, except in the ordinary course of business, consistent with past practice;

(v) increase in any manner the compensation or benefits of any of the officers or other key employees of the Business, except for such increases as are granted in the ordinary course of business consistent with past practice (which shall include normal periodic performance reviews and related compensation and benefit increases) or in accordance with the terms of any employment contract or Plan as currently in effect;

(vi) enter into, adopt, grant, amend, extend or increase the rate or terms of, or amounts payable under, any employment, collective bargaining, bonus, severance, termination, insurance, pension or other employee benefit plan, payment or arrangement made to, for or with any officers or employees of the Business, including any Plan, except increases required by any applicable law, rule or regulation or by the terms of any employment contract as currently in effect;

(vii) make any change in any of their present financial reporting or accounting methods, policies or practices, except as required by changes in GAAP;

(viii) incur or suffer to be incurred any Lien on any material Asset, except for Permitted Exceptions, that will not be removed on or prior to the Closing;

(ix) institute, compromise, settle or agree to settle any one or more Cases primarily concerning the Business, the Assets or the Assumed Liabilities involving amounts in excess of $1,000,000 individually or $5,000,000 in the aggregate for which Buyer would be responsible or that would impose any non-monetary obligation on the Business that would continue after the Closing;

(x) (A) enter into any Contracts which would require payments attributable to the Business of more than $2,000,000 over any period of twelve (12) months, (B) other than in the ordinary course of business consistent with past practice, enter into any Contract of the type which, if in effect on the date hereof, would be required to be listed on Schedule 2.12(a), or (C) other than in the ordinary course of business consistent with past practice, amend, terminate or extend any Contract required to be listed on Schedule 2.12(a);

(xi) fail to expend funds for capital expenditures relating to the Business substantially in accordance with the Wood Products Division's current capital expenditure budget;

(xii) make any change in the key management structure of the Business;

(xiii) incur, assume or guarantee indebtedness for borrowed money in an aggregate amount in excess of $5,000,000 (including capital leases); provided, however, that any such indebtedness incurred, assumed or guaranteed under this Section 4.1(b)(xiii) shall be repaid in full or assumed by the Selling Parties on or prior to the Closing Date; or

(xiv) enter into any agreement or commitment to do any of the foregoing.

Section 4.2 Access to Information.

(a) During the period between the date of this Agreement and the Closing Date, subject to applicable law and any restrictions as to confidentiality applicable to the Selling Parties (provided, that Seller shall use commercially reasonable efforts to obtain the release of such restrictions, but shall not be required to make any payments or extend any other benefits in connection therewith), Seller shall, and shall cause the other Selling Parties to, (i) give Buyer and its authorized representatives reasonable access to all books, records, offices and other facilities and properties of the Business, upon reasonable prior request by Buyer, (ii) permit Buyer and its authorized representatives to make such inspections thereof as any of them may reasonably request, and (iii) cause its officers and authorized employees to furnish Buyer and its authorized representatives with such financial and operating data and other information with respect to the Business as any of them may from time to time reasonably request; provided, however, that (A) any such investigation shall be conducted after reasonable notice during normal business hours under the supervision of Seller's personnel and in such a manner as to maintain the confidentiality of the information to be disclosed and of this Agreement and the transactions contemplated hereby and not interfere unreasonably with the operations of the Business or the other businesses of the Selling Parties or any of their affiliates, (B) neither Buyer nor any of its affiliates shall prepare, or cause or instruct their respective authorized agents or representatives to prepare, any Phase II environmental reports relating to the Business, and neither Buyer nor any of its affiliates, representatives or agents shall enter upon the facilities or properties of the Business for the purpose of preparing any Phase II environmental reports, and (C) Seller shall not be required to provide to Buyer copies of any documents or disclose any information from Seller's individual personnel records with respect to any Employee other than as contemplated by Section 2.14(f); and provided, further, that the Selling Parties shall not be required to furnish or make available such books, records or data to the extent that they are subject to a legal privilege that, in the good faith judgment of Seller (after consultation with counsel), may be lost or impaired by virtue of such disclosure (provided that Seller shall cooperate with Buyer to devise a method to permit such access in a manner that would not be reasonably likely to result in the loss or material impairment of such legal privilege). In an effort to prevent any interference or disruption caused by such access,

Seller may reasonably limit the number of individuals and the number of visits to its facilities.

(b) From and after the date that the Employees have been identified under Section 2.14(f) and until the Closing Date, Seller and its affiliates shall permit, to the extent permitted by law, Buyer and its authorized representatives to have reasonable access to the Employees for information relating to periods up to and including the Closing Date that is reasonably requested by Buyer, subject to the same conditions and limitations as set forth in Section 4.2(a).

(c) Seller shall provide to Buyer on a timely basis all such information concerning the Business or the Assets as Buyer may reasonably request in connection with the arrangement by Buyer of any bank financing with respect to the transactions contemplated in this Agreement (it being understood and agreed that Seller may only be requested to provide financial statements for the Business that have been "reviewed" by its auditors, but with respect to which a full audit has not been conducted, and that such financial statements shall cover the periods ended December 31, 2005 and September 30, 2006), and shall authorize the use of such information, subject to consent by Seller's auditors, in any information document prepared by Buyer in connection with such bank financing; provided, however, that neither Seller nor any of its affiliates, officers, employees, agents or representatives shall have any liability to Buyer, Buyer Parent or any of their respective affiliates with respect to any such information; and provided further that neither Seller nor any of its affiliates will unreasonably withhold or delay its authorization for the use of all or a portion of such information by Buyer or any of its affiliates, subject to consent by Seller's auditors, in any prospectus, offering memorandum or other disclosure document in connection with any non-bank financing contemplated by Buyer. Buyer shall (i) give Seller not less than four (4) Business Days' prior written notice before furnishing or distributing to any third party any information document that contains information concerning the Business or the Assets and (ii) provide Seller a reasonable opportunity to review and comment on such information document during its preparation and prior to any distribution thereof.

(d) All information concerning the Business or the Assets furnished or provided by Seller or its representatives to Buyer or its representatives (whether furnished before or after the date of this Agreement) shall be held subject to the confidentiality agreement between Seller and Buyer Parent, dated as of March 7, 2006 (the "Confidentiality Agreement"), the terms of which are incorporated herein by reference. Notwithstanding anything to the contrary contained in this Agreement, neither the Selling Parties nor any of their respective affiliates or representatives shall have any obligation to make available or provide to Buyer or its representatives copies of (i) any Tax Return filed by any Selling Party or any of its affiliates, or any related materials, or (ii) any individual personnel or payroll records, to the extent not relating to the Assets or the Business.

(e) From and after the Closing Date, Buyer shall give Seller and its authorized representatives reasonable access, during Buyer's normal business hours, to all personnel, books, records, offices and other facilities and properties of the Business as Seller may from time to time request in connection with Seller's handling of any of the Excluded Liabilities, provided, however, that such access will not unreasonably interfere with the operations of the business or the conduct or the duties of the employees of Buyer.

Section 4.3 Consents.

(a) Each of Seller and Buyer shall, and shall cause their affiliates to, cooperate, and shall use commercially reasonable efforts, to make all filings and obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and other third parties necessary to consummate the transactions contemplated by this Agreement. In addition to the foregoing, Buyer agrees to provide such information as to its financial capability, resources and creditworthiness as may be reasonably requested by any third party whose consent or approval is sought hereunder. Notwithstanding the foregoing, nothing herein shall obligate or be construed to obligate Buyer or Seller to make, or to cause any of their affiliates to make, any payment to any third party in order to obtain the consent or approval of such third party or to transfer any contract, license or permit in violation of its terms.

(b) This Agreement shall not constitute an agreement to transfer or assign at Closing any Contract, license or other Asset as to which consent or approval of any third party is required but has not been obtained as of the Closing Date, unless and until such consent or approval is no longer required or has been obtained. With respect to any Contract, license or other Asset for which any required consent or approval is not obtained prior to the Closing, (i) Seller and Buyer shall, and shall cause their affiliates to, use commercially reasonable efforts to obtain any such consent or approval after the Closing until either such consent or approval has been obtained or Seller reasonably determines in good faith that such consent cannot reasonably be obtained and (ii) Seller shall, and shall cause each other Selling Party to, use commercially reasonable efforts to provide Buyer with the same benefits arising under such Contract, license or other Asset, including (A) performance by the applicable Selling Party (or Buyer, if applicable) as agent, if legally and commercially feasible and (B) enforcing at Buyer's request and expense any rights of Seller or the other Selling Parties under such Contract, license or other Asset against the issuer thereof or other parties thereto; provided, however, that Buyer (or the Selling Parties, if applicable) shall provide the applicable Selling Party (or Buyer, if applicable) with such access to the premises, books and records and personnel as is reasonably necessary to enable such Selling Party (or Buyer, if applicable) to perform its obligations relating to such Contract, license or other Asset, and Buyer shall pay or satisfy the corresponding liabilities for the enjoyment of such benefits.

(c) In the event that any Governmental Authority challenges the proposed transaction for any reason, the parties agree to take commercially reasonable efforts

(consistent with their obligations under Section 4.3(a)) to vigorously defend, lift, mitigate or rescind the effect of any actual or reasonably anticipated litigation or administrative proceeding adversely affecting this Agreement or the transactions contemplated hereby, including promptly appealing any adverse court or administrative order or injunction.

Section 4.4 Reasonable Efforts. Except as otherwise set forth in this Article IV, each of Seller and Buyer shall, and shall cause their affiliates to, cooperate, and use its commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement.

Section 4.5 Public Announcements. Prior to the Closing, except with the prior consent of the other party (which consent shall not be unreasonably withheld or delayed), no party shall issue any report, statement or press release or otherwise make any public statements with respect to this Agreement or the transactions contemplated hereby, except (a) in the case of Seller after the first public announcement of the execution of this Agreement, to the extent reasonably required in connection with the operation of the Business and in a manner consistent with prior public releases by Seller or (b) as in the reasonable judgment of such party (after consultation with counsel) is required by law or the listing standards of any stock exchange on which its securities are traded, in which case such party will use reasonable efforts to consult with the other party with respect to the language of any such report, statement or press release.

Section 4.6 Covenant to Satisfy Conditions. Seller shall, and shall cause its affiliates to, use commercially reasonable efforts to ensure that the conditions set forth in Article V hereof are satisfied, insofar as such matters are within the control of Seller, and Buyer shall, and shall cause its affiliates to, use commercially reasonable efforts to ensure that the conditions set forth in Article V hereof are satisfied, insofar as such matters are within the control of Buyer. Each of Seller and Buyer further covenants and agrees, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the parties hereto to consummate the transactions contemplated hereby, to use commercially reasonable efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

Section 4.7 Title Commitments.

(a) Seller has made available to Buyer for its review either (i) current commitments (the "Title Commitments") for an owner's or leasehold, as applicable, title insurance policy with respect to each Owned Real Property or each IDB Leased Real Property or (ii) a current preliminary title search with respect to each such Owned Real Property or IDB Leased Real Property (collectively with the Title Commitments, the "Title Work"), in each case issued by the Title Company.

(b) Buyer may elect, at its option, to purchase an owner or leasehold title insurance policy or new commitment (ALTA 1970 Revised Form B, if available) issued by the Title Company with respect to each Owned Real Property or IDB Leased Real Property. Seller shall forthwith deliver any affidavits and documentary evidence reasonably requested by the Title Company to omit standard printed exceptions customarily omitted with an owner's affidavit or with respect to the authority of Seller and shall otherwise use commercially reasonable efforts to eliminate those exceptions to title insurance that may be discharged with the payment of money, other than any exception that is listed on Schedule 4.7(b), appears on the Title Work as of the date of this Agreement or is a Permitted Exception.

(c) Buyer and Seller shall each pay fifty percent (50%) of the premium for Buyer's title insurance policy (and all costs relating to the Title Commitments and the Title Work) with respect to each Owned Real Property or IDB Leased Real Property. The title insurance policies shall provide title insurance coverage for each parcel in amounts not less than the amount of the Purchase Price allocated thereto.

(d) Seller has delivered to Buyer prior to the date of this Agreement any existing preliminary or final ALTA/ACSM Land Title Surveys relating to each Owned Real Property and IDB Leased Real Property that, to Seller's knowledge, are within Seller's possession or control.

Section 4.8 Use of Marked Material. Buyer shall mark all lumber manufactured by the Business after the Closing Date in such manner as to clearly indicate that such lumber was produced by Buyer rather than by Seller. Notwithstanding anything contained in this Agreement to the contrary, Buyer or its designee shall be entitled, for a period of six (6) months following the Closing Date, (a) to use stationery, invoices, receipts, forms, packaging, advertising and promotional materials, product, training and service literature and like materials, in each case that constitute part of the Assets, containing one or more Excluded Marks or trademarks derivative thereof and (b) to package and sell products of the Business in any packaging material that constitutes part of the Assets, notwithstanding that such packaging material contains one or more Excluded Marks; provided, however, that Buyer may continue to use such packaging material to sell products of the Business from inventory (either existing as of the Closing Date or manufactured within three (3) months thereafter) that have one or more Excluded Marks or trademarks derivative thereof embedded therein or imprinted thereon. At the end of such period, Buyer agrees that it will destroy or return to Seller, at Buyer's cost, any remaining materials containing any Excluded Marks. For a period of one (1) month following the Closing Date, Buyer or its designee shall be entitled to use signage that constitutes part of the Assets and contains one or more Excluded Marks or trademarks derivative thereof. At the end of such period, Buyer agrees that it will destroy or return to Seller any such signage remaining in Buyer's possession.

Section 4.9 Employees and Employee Benefits.

(a) Offers of Employment. Effective immediately following the Closing, Buyer shall offer employment to (i) each salaried Employee and each non-bargaining unit hourly Employee immediately prior to the Closing, in comparable jobs and with compensation substantially equivalent in the aggregate to (or better than) those in effect immediately prior to the Closing, with no reduction in base salary or rate of pay, conditioned only, with regard to each such salaried or non-bargaining unit hourly Employee, on such Employee successfully passing Buyer's new hire drug screen, and (ii) each bargaining unit Employee immediately prior to Closing, subject to the terms of the applicable Collective Bargaining Agreement. Employees accepting such employment offers are referred to as "Transferred Employees." Buyer shall assume the obligations of the Selling Parties or their respective affiliates, as applicable, under each of the written employment agreements with certain Transferred Employees set forth on Schedule 2.12(a). Notwithstanding the foregoing, any offer of employment to an Employee who is on short-term medical leave or any approved leave of absence as of the Closing Date (each, an "Inactive Employee") shall be conditioned on such Inactive Employee's (A) being ready, willing and able to perform the essential job functions of his/her regular job within six (6) months following the Closing Date, except as otherwise required by applicable law or where the applicable Collective Bargaining Agreement provides for a longer period for reinstatement, and (B) in the case of any salaried or non-bargaining unit hourly Employee, successfully passing Buyer's new hire drug screen, which shall be administered prior to Closing. Inactive Employees accepting Buyer's offers of employment pursuant to this section are deemed to be "Transferred Employees" hereunder, effective as of their respective first day of active employment with Buyer.

(b) Substantially Equivalent Benefits. For a period of twelve (12) months following the Closing Date, Buyer shall provide each salaried Transferred Employee and non-bargaining unit Transferred Employee with benefits that are at least substantially equivalent to the benefits provided to each such Transferred Employee immediately prior to the Closing; provided, however, that Buyer, in providing such substantially equivalent benefits, shall not be required to provide or maintain any particular plan or benefit that was provided to or maintained for Transferred Employees prior to the Closing.

(c) Assumption of Collective Bargaining Agreements. With respect to any Transferred Employee (each, a "Represented Employee") whose terms and conditions of employment are governed by any of the collective bargaining agreements listed on Schedule 4.9(c) (each, a "Collective Bargaining Agreement" and, collectively, the "Collective Bargaining Agreements"), Buyer shall assume each of the Collective Bargaining Agreements, effective as of the Closing Date, and shall continue all terms and conditions of employment of each Represented Employee under the applicable Collective Bargaining Agreement through the expiration, modification or termination thereof in accordance with its terms and in conformity with applicable law. For purposes of this

Section 4.9(c) only, United Steelworkers of America will have third-party beneficiary rights with respect to the obligations and covenants of Buyer under this Section 4.9(c) with respect to each of the Collective Bargaining Agreements to which United Steelworkers of America is a party.

(d) Vacation Time. Buyer shall assume, effective as of the Closing Date, all obligations of Seller to Transferred Employees for all unused vacation time accrued as of the Closing Date and reflected in the Final Statement.

(e) Service Credit, Deductibles and Preexisting Conditions. Buyer agrees that, for purposes of all employee benefit plans (including all "employee benefit plans" within the meaning of section 3(3) of ERISA), and all policies and employee fringe benefit programs, including vacation policies of Buyer and its affiliates (such plans, programs, policies and arrangements, the "Buyer Plans") in which the Transferred Employees may participate following the Closing and under which an employee's eligibility or benefits depend, in whole or in part, on length of service, credit will be given to the Transferred Employees for service previously credited with Seller prior to the Closing; provided, however, that such crediting of service does not result in a duplication of benefits; and provided, further, that such crediting of service shall not be given for benefit accrual purposes under any Buyer Plan that is a "defined benefit plan" (as defined in section 3(35) of ERISA). Transferred Employees shall also be given credit for any deductible or co-payment amounts paid in respect of the plan year in which the Closing occurs, to the extent that, following the Closing, they participate in any corresponding Buyer Plan for which deductibles or co-payments are required, provided that within sixty (60) calendar days after Closing Seller shall provide sufficient information to confirm payment of such deductible or co-payment amount. Buyer shall also cause each Buyer Plan to waive any pre-existing condition exclusion or restriction, any waiting period limitation, or any evidence of insurability requirements for the Transferred Employees to the extent such exclusions, restrictions, limitations or requirements had been waived or satisfied under the terms of any corresponding Plan prior to the Closing. Transferred Employees will be eligible to participate in Buyer's Plans effective as of the day after the Closing.

(f) Savings Plan. As soon as practicable following the Closing Date:

(i) Buyer shall provide Seller with such documents and other information as Seller shall reasonably request to assure itself that Buyer's salaried 401(k) and hourly 401(k) plans, as applicable (each, a "Buyer Savings Plan") provides for the receipt of eligible rollover distributions (as such term is defined under section 402 of the Code) from the Transferred Employees;

(ii) Buyer shall provide Seller with such documents and other information as Seller shall reasonably request to assure itself that the Buyer Savings Plan and the trust established in connection therewith are qualified and

tax-exempt under sections 401(a) and 501(a) of the Code, evidenced by either a favorable determination letter issued by the Internal Revenue Service or an opinion, satisfactory to Seller's counsel, of Buyer's counsel to the effect that the terms of the Buyer Savings Plan and its related trust qualify under sections 401(a) and 501(a) of the Code; and

(iii) Seller shall provide Buyer with such documents as Buyer shall reasonably request to assure itself that the accounts of the Transferred Employees under Seller's Salaried Savings Plan (the "SSP") and Hourly Savings Plan (the "HSP") (each, a "Seller Savings Plan"), if distributed to such Transferred Employees, would be eligible rollover distributions.

Seller shall 100% vest or cause to be 100% vested, as of the Closing Date, the accounts under the SSP and HSP for each Transferred Employee. Each Transferred Employee who is a participant in a Seller Savings Plan shall be given the opportunity to "roll over" such account balance by way of an eligible rollover distribution to the applicable Buyer Savings Plan, subject to and in accordance with the provisions of such Plan and applicable law. Notwithstanding anything in this Agreement to the contrary, each Transferred Employee who is eligible to participate in a Seller Savings Plan will become eligible to participate in the applicable Buyer Savings Plan as soon as reasonably practicable after the Closing Date.

(g) Subsequent Terminations or Lay-Offs. In the event that any Transferred Employee who participates in Seller's severance plan immediately prior to the Closing is discharged by Buyer, directly or indirectly, within twelve (12) months after the Closing Date (other than for "cause" or because of such Transferred Employee's voluntary termination or retirement), then Buyer shall treat such Transferred Employee, and shall be responsible for severance and six (6) months medical and dental continuation coverage at no cost to the Transferred Employee (but not outplacement services or continued Employee Assistance Program), in accordance with Seller's severance plan and severance benefits, as set forth on Schedule 4.9(g), such severance to be calculated using the combined Seller and Buyer service. Buyer will maintain such severance and benefits for at least twelve (12) months after the Closing Date. Buyer shall be responsible and assume all liability for all notices or payments due to any Transferred Employee, and all notices, payments or assessments due to any government authority, pursuant to any applicable federal, state or local law, common law, statute, rule or regulation with respect to the employment, discharge or layoff of any Transferred Employees by Buyer after the Closing, including but not limited to the WARN Act and any rules or regulations as have been issued in connection with the foregoing.

(h) Health, Accident, Sickness and Disability Benefits. Except as otherwise provided in this Section 4.9(h) with respect to sickness and disability claims, Seller shall remain responsible for all claims under the applicable Plans for health, accident, sickness, and disability benefits that are deemed incurred prior to the Closing Date by Transferred

Employees. For all purposes under such Plans, except as otherwise provided in this Section 4.9(h), Transferred Employees will be considered to have terminated employment with Seller as of the Closing Date. For purposes of this Agreement: (i) a claim for health benefits (including claims for medical, prescription drug and dental expenses) will be deemed to have been incurred on the date on which the related medical service or material was rendered to or received by the Transferred Employee claiming any such benefits, (ii) a claim for sickness or disability benefits based on an injury or illness occurring on or prior to the Closing Date will be deemed to have been incurred prior to the Closing Date if, but only if, a claim relating to any such injury is made within three (3) months from the Closing Date, and (iii) in the case of any claim for benefits other than health benefits and sickness and disability benefits (e.g., life insurance benefits), a claim will be deemed to have been incurred upon the occurrence of the event giving rise thereto. As of the Closing, any Employee who is receiving benefits under Seller's short-term disability program shall be deemed to be an employee of Seller until such time as such Employee is no longer eligible for Seller's short-term disability program. If at such time such Employee is ready, willing and able to perform all the essential functions of his/her regular job, such Employee shall be offered employment by Buyer in accordance with the terms of Section 4.9(a) hereof, provided that Buyer has no obligation to offer employment to any such Employee who is not ready, willing and able to perform the essential functions of his/her regular job within six (6) months of the Closing Date. If at such time such Employee is eligible for long-term disability benefits or disability retirement, such Employee shall receive such benefits under Seller's long-term disability program or pension plan.

(i) Seller Retained Liabilities. Seller shall remain responsible for and shall indemnify and hold harmless Buyer and its affiliates and their officers, directors, employees, affiliates and agents and the fiduciaries (including plan administrators) of the health, welfare and other employee benefit plans maintained by Buyer from and against, any and all claims, losses, damages, costs and expenses (including attorneys' fees and expenses) and other liabilities and obligations relating to or arising out of (i) all benefits payable to Employees who, as of the close of business on the day immediately preceding the Closing Date, were determined to be totally and permanently disabled in accordance with the applicable provisions of Seller's health, accident, sickness, salary continuation, or short-term or long-term disability benefits plans or programs; (ii) all workers' compensation claims by Transferred Employees based on injuries occurring on or prior to the date such employee becomes a Transferred Employee, provided that a workers' compensation claim relating to any such injury is made within three (3) months after the Closing Date; (iii) all claims arising or accruing prior to the Closing Date for benefits with respect to Seller's benefit plans and arrangements, including all retirement plans and all health and welfare plans; (iv) all claims arising or accruing prior to the Closing Date for benefits based on representations or promises made by Seller (other than any claims arising out of or in connection with any changes, amendments or modifications to the terms of the applicable Collective Bargaining Agreement that become effective after the

Closing Date); (v) all claims by Employees who do not become Transferred Employees, including any workers' compensation claims, whenever arising or accrued, and any and all other claims based on such Employees' employment with Seller or any affiliate of Seller (other than any claims arising out of Buyer's hiring process, including Buyer's offer of employment or new hire drug screen, for which Buyer shall be solely responsible); and (vi) any claim by any Employee with respect to any employment agreement not identified under Schedule 2.12(a).

(j) Retiree Life and Health. Seller shall provide retiree life insurance and health benefits as required under the provisions of any applicable Plan to any Transferred Employee who was eligible for such benefits as of the close of business on the day immediately preceding the Closing Date.

(k) Right of Employment. Nothing contained herein, express or implied, shall obligate Buyer (i) to retain any Transferred Employee in its employ for any period by reason of this Agreement or (ii) to confer upon any Transferred Employee any particular term or condition of employment, in each case other than as expressly provided in this Section 4.9.

(l) Buyer Assumed Liabilities. After the Closing Date, Buyer shall be responsible for, and shall indemnify and hold harmless Seller and its affiliates and their officers, directors, employees, affiliates and agents and the fiduciaries (including plan administrators) of the health, welfare and other employee benefit plans maintained by Seller from and against, any and all claims, losses, damages, costs and expenses (including attorneys' fees and expenses) and other liabilities and obligations relating to or arising out of (i) all salaries, commissions and vacation entitlement accrued by any Transferred Employees but unpaid as of the Closing Date and reflected in the Final Statement, (ii) the liabilities assumed by Buyer under this Section 4.9 or any failure by Buyer to comply with the provisions of this Section 4.9, (iii) any claims of, or damages or penalties brought by, any Transferred Employee, or any governmental entity on behalf of or concerning any Transferred Employee, with respect to any act or failure to act by Buyer to the extent arising from the employment, discharge, layoff or termination of any Transferred Employee, and (iv) any claims of, or damages or penalties brought by, any employee of the Wood Products Division (whether or not such employee becomes a Transferred Employee) with respect to Buyer's hiring process, including Buyer's offer of employment or new hire drug screen.

(m) Employee Non-Solicit. Except as expressly provided in this Section 4.9, for a period of eighteen (18) months from the date of this Agreement, Buyer shall not, without the prior written consent of Seller, solicit for employment, induce or attempt to induce to leave the employ of Seller or any affiliate of Seller, employ or hire any employees of Seller or any affiliate of Seller with whom Buyer has had contact or who became known to Buyer in connection with Buyer's consideration of the purchase of the Assets and negotiation, execution and completion of this Agreement and the transactions

contemplated hereby, except that this Section 4.9(m) shall not prohibit Buyer from (i) making general solicitations of employment in newspapers, journals or other publications of general circulation, or listed in any Internet website posting, or negotiating with, offering employment to or employing persons contacting Buyer or its affiliates as a result of such solicitations, so long as Buyer did not initiate such contact, directly or indirectly, other than through such general solicitation or (ii) participating in any third party hiring fair or similar event open to the public or negotiating with, offering employment to or employing persons contacting Buyer or its affiliates as a result of such events ("Permitted Employment Solicitations"). For a period of eighteen (18) months from the date of this Agreement, Seller shall not, without the prior written consent of Buyer, solicit for employment, induce or attempt to induce to leave the employ of Buyer or any affiliate of Buyer, employ or hire any Transferred Employees or any other employees hired by Buyer or any affiliate of Buyer and employed in the operation of the Business; provided, however, that this Section 4.9(m) shall not prohibit Seller from making Permitted Employment Solicitations.

Section 4.10 Intra-Company Agreements; Guarantees.

(a) Except as specifically provided in this Agreement or in the Ancillary Agreements, from and after the Closing, all intercompany agreements, arrangements or understandings (whether written or oral) providing for sales, purchases, leasing or licensing of goods, services or property (including all data processing, accounting, insurance, banking, human resources, legal, communications and other products or services), in each case provided by or between Seller or any of its affiliates and the Business, shall be terminated and of no further force and effect after the Closing and with no further liabilities on the part of any party thereto.

(b) Each of Seller and Buyer shall use its commercially reasonable efforts to cause Buyer or Buyer Parent to be substituted in all respects, effective as of the Closing Date, for the Selling Parties or their affiliates under the Guarantees and other similar instruments or obligations of the Selling Parties entered into for the benefit of the Business, to the extent the liabilities or obligations secured thereby are to be assumed by Buyer pursuant to this Agreement or any Ancillary Agreement. If Seller and Buyer are unable to effect such a substitution with respect to any such Guarantee or similar instrument or obligation after using their commercially reasonable efforts to do so, Buyer Parent shall indemnify and hold harmless Seller and its affiliates from and against any Seller Damages resulting from or arising out of or in connection with such Guarantee or similar instrument or obligation.

Section 4.11 Books and Records of Seller.

(a) Subject to applicable law, Seller agrees to deliver, or cause to be delivered, to Buyer on or as soon as practicable after the Closing, all books and records of the Selling Parties used or held for use primarily in the conduct of the Business

(including correspondence, memoranda, books of account, payroll records, copies of personnel records and the like); provided, however, that Seller shall not be required to deliver to Buyer (i) any documents (or copies of documents) from Seller's individual personnel records with respect to any Employee unless such Employee becomes a Transferred Employee, (ii) any books and records that are inseparable from Seller's other operations and (iii) internal corporate records of the Selling Parties. Subject to applicable law, any books and records relating in any manner to the Business that are not delivered to Buyer hereunder will be preserved by the Selling Parties in accordance with the document retention policy of the Business as in effect on the date hereof, a complete and correct copy of which has been provided to Buyer (including any legal holds placed on books and records relating to litigated matters), and will be made available (for review and copying) to Buyer and its authorized representatives at Seller's expense upon reasonable notice during normal business hours, to the extent reasonably requested by Buyer, except to the extent that such books and records are subject to a legal privilege that, in the good faith judgment of Seller (after consultation with counsel), may be lost or impaired by virtue of such disclosure (provided that Seller shall cooperate with Buyer to attempt to devise a method to permit such access in a manner that would not result in the loss or material impairment of such legal privilege).

(b) From and after the Closing, Buyer shall preserve, for a period determined in accordance with the document retention policy of the Business as in effect on the date hereof or in accordance with Buyer's document retention policy (a complete and correct copy of which has been provided to Seller) or, with respect to any records that may be relevant to any actual Tax audits or proceedings, for such additional period as may be reasonably requested by Seller (and Buyer shall notify Seller prior to destroying any such records during such period), and shall make available (for review and copying) to Seller and its authorized representatives, at Buyer's expense and upon reasonable notice during normal business hours, to the extent reasonably requested by Seller, the records transferred by the Selling Parties (including any legal holds placed on books and records relating to litigated matters); provided, however, that Buyer shall not be required to furnish or make available such books and records to the extent that they are subject to a legal privilege that, in the good faith judgment of Buyer (after consultation with counsel), may be lost or impaired by virtue of such disclosure (provided, that Buyer shall cooperate with Seller to attempt to devise a method to permit such access in a manner that would not result in the loss or material impairment of such legal privilege).

Section 4.12 Supplemental Disclosure. Seller, on the one hand, and Buyer, on the other hand, shall have the right from time to time prior to the Closing to supplement or amend its Disclosure Schedules with respect to any matter hereafter arising that, if existing or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedules. Any such supplemental or amended disclosure shall be deemed to have cured any breach of any representation or warranty made in this Agreement for purposes of Article VI, but will not be deemed to have cured any such breach made in this Agreement nor to have been disclosed as of the date of this Agreement for purposes of determining whether or not the conditions set forth in Article V hereof have been satisfied. From the date of this Agreement through the Closing, Seller shall give prompt notice to Buyer and Buyer shall give prompt notice to Seller, in each case after becoming aware, of a breach of a covenant in Article IV that would reasonably be expected to result in the failure of any of the conditions in Section 5.2 or 5.3, as the case may be, to be satisfied at Closing.

Section 4.13 Anti-Dumping Distributions. In the event that any funds collected by the U.S. government from Canadian softwood lumber producers as anti-dumping or countervailing duties are distributed to Buyer or any of its affiliates, in its capacity as owner of the Business or the Assets and not otherwise, at any time after the Closing Date, whether pursuant to the Continued Dumping Act, the terms of any settlement or other agreement between the United States and Canada with respect thereto, or otherwise, Buyer shall, and shall cause its affiliates receiving any such distributions to, promptly pay to Seller such portion of such distributed funds as represents "qualifying expenses" (as defined in the Continued Dumping Act) or any other type of expenses reimbursable or amounts payable pursuant to the terms of such settlement or other agreement, in each case incurred by Seller or any affiliates of Seller on or prior to the Closing Date. Buyer shall reasonably cooperate with Seller in pursuing such funds until such time as the matter is settled or there are no more funds to be distributed. For the avoidance of doubt, Buyer shall only be required to pay to Seller such portion of such distributed funds that Seller would have been entitled to if Seller was still the owner of the Business or the Assets at the time of such distribution and shall not include any distributed funds that Buyer is entitled to other than in its capacity as owner of the Business or the Assets.

Section 4.14 Separation of Business. At or prior to the Closing, Seller shall, and shall cause its affiliates to, use commercially reasonable efforts to remove all Excluded Assets from the Business to the extent applicable. After the Closing, Seller and Buyer shall, and shall cause their affiliates to, cooperate and use commercially reasonable efforts to (a) provide for the orderly transition of the Business from Seller to Buyer or its designees and to minimize any disruption to their respective businesses that might result from the transactions contemplated hereby, and (b) if not completed prior to the Closing, complete the separation of the Business from Seller's other businesses. After the Closing, Buyer shall, and shall cause its affiliates to, take all actions reasonably requested by Seller that are necessary to transfer to Seller any Excluded Assets that may have been

mistakenly or unintentionally transferred to Buyer or were not otherwise transferred to Seller at or prior to the Closing. Except as set out to the contrary in any provision herein, to the extent otherwise permitted by law, the parties agree to cooperate with and assist each other in regard to the defense of any workers' compensation claims, any other employment-related claims and litigation, and any other claims or litigation related to the Assets. The parties further agree to provide such information and access to personnel (including testimony at deposition, hearing or trial) as may reasonably be required by the other party in connection with the administration or defense of any such claims and litigation.

Section 4.15 Separation of Certain Shared Contracts. Seller will promptly, and in any event, within fifteen (15) Business Days after the date of this Agreement provide to Buyer a list of all Shared Contracts that are material to the Business, individually or in the aggregate (the "Mirrored Shared Contracts"), and shall, subject to applicable law and any confidentiality obligations of Seller, make available to Buyer copies of such Shared Contracts or the reasonable particulars thereof. Seller shall, and shall cause its affiliates to, use commercially reasonable efforts to cause the Mirrored Shared Contracts to be replaced, effective as of the Closing Date or as promptly as possible thereafter, with separate Contracts that (a) have substantially the same terms as the Mirrored Shared Contracts being replaced and (b) provide that Buyer shall receive such rights and obligations as are substantially similar to those rights and obligations utilized in the Business under the Mirrored Shared Contract; provided, however, that with respect to the fiber supply agreements between Seller and the purchasers of Seller's divested timberlands (the "Timberland Supply Agreements"), Seller and Buyer shall use their commercially reasonable efforts to negotiate the separation of the Timberland Supply Agreements and the creation of new Timberland Supply Agreements that are dedicated to the Business in accordance with the principles set forth in Schedule 4.15 ("Timberland Dedicated Supply Agreements"). The parties shall cooperate and provide each other with reasonable assistance in effecting such separation of the Mirrored Shared Contracts prior to the Closing and for a period of six (6) months after the Closing Date or until Seller reasonably determines in good faith that such separation cannot be obtained (with no obligation on the part of any party to pay any costs or fees with respect to such assistance). Seller shall have the principal right and obligation to negotiate the separation of Mirrored Shared Contracts with third party vendors, subject to Buyer's right to participate directly in such negotiations and to approve the replacement Contract to which the Buyer will be a party after separation to the extent such Contract does not meet the requirements of the second sentence of this Section 4.15, such approval not to be unreasonably withheld, conditioned or delayed. Buyer shall bear the costs, fees or other charges of any third party vendor that is party to a Mirrored Shared Contract arising from or related to the separation of the Mirrored Shared Contracts; provided, however, that the Seller shall not agree to or incur such costs, fees or other charges without the prior consent of Buyer (not to be unreasonably withheld, conditioned or delayed). If Seller is not able to separate a Mirrored Shared Contract effective as of the Closing Date, then,

until any such Mirrored Shared Contract is separated, to the extent permissible under applicable law and under the terms of such Mirrored Shared Contract, Seller shall, and shall cause its affiliates to, use commercially reasonable efforts to provide Buyer with the same benefits under such Mirrored Shared Contract as are contemplated to be achieved by a replacement Contract pursuant to this Section 4.15, including (i) performance by the applicable Selling Party (or Buyer, if applicable) as agent, if legally and commercially feasible, and (ii) enforcing at Buyer's request and expense any rights of the Seller or its affiliates under such Mirrored Shared Contract against the issuer thereof or other parties thereto; provided, however, that each party shall provide the other party with such access to its premises, books and records and personnel as is reasonably necessary to enable such party to perform its obligations under such Mirrored Shared Contract, and Buyer shall pay or satisfy the corresponding liabilities for the enjoyment of any benefits under such Mirrored Shared Contract, including any reasonable costs incurred by Seller in administering such arrangements.

Section 4.16 Supplemental Financial Statements. Subject to applicable law, prior to the Closing, Seller shall provide Buyer with copies of all periodic management and periodic financial reports regularly prepared with respect to the Wood Products Division and the Business, including stand-alone operating reports for each facility that is included in the Business or the Assets, in each case within twenty (20) calendar days after the end of such month.

Section 4.17 Confidentiality.

(a) For a period of two (2) years from the Closing Date (or, if the Closing never occurs, from the date hereof), Seller and Buyer shall hold, and shall cause their respective affiliates, employees and representatives to hold, in confidence and not to disclose or release without the prior written consent of the other party, any and all Confidential Information of the other party; provided that the parties may disclose, or may permit disclosure of, Confidential Information (i) to their respective representatives who have a need to know such information and are informed of their obligation to hold such information confidential to the same extent as is applicable to the parties and in respect of whose failure to comply with such obligations, Seller or Buyer, as the case may be, shall be responsible or (ii) if the parties, their affiliates, their employees or their representatives are requested or required to disclose any such Confidential Information by any Governmental Authority or, in the good faith opinion of independent legal counsel, by other requirements of law. Notwithstanding the foregoing, in the event that any demand or request for disclosure of Confidential Information is made pursuant to clause (ii) above, Seller or Buyer, as the case may be, shall promptly notify the other of the existence of such request or demand and shall provide the other a reasonable opportunity to seek an appropriate protective order or other remedy, which the parties shall cooperate in obtaining. In the event that such appropriate protective order or other remedy is sought or not obtained, the party who is required to disclose Confidential

Information shall furnish, or cause to be furnished, only that portion of the Confidential Information that has been requested or demanded to be disclosed.

(b) Upon execution of this Agreement, Seller shall cease immediately and cause to be terminated any and all existing discussions or negotiations with any parties conducted heretofore with respect to the purchase of all or any portion of the Business and promptly request that all confidential information with respect thereto furnished on behalf of Seller be returned or destroyed.

Section 4.18 Termination of Certain Agreements. The parties shall take all actions necessary (i) to cause (A) the Pulp Sales Agreement (Hinton), dated as of December 31, 2004, between West Fraser Mills Ltd., as successor by merger to Weldwood of Canada Limited, and Seller, and (B) the Pulp Sales Agreement (Cariboo), dated as of December 31, 2004, between West Fraser Mills Ltd., as successor by merger to Weldwood of Canada Limited, and Seller, to terminate and have no further force and effect as of the Closing Date, and to cause the parties thereto to release each other from any and all claims arising out of or in connection with such agreement that either party has or may have against the other party as of the Closing Date and (ii) to cause the assumption by West Fraser Mills Ltd., effective as of the Closing Date, of all of Seller's obligations under the Thilmany Agreement.

Section 4.19 Timber Deeds. Buyer shall, at its option, exercisable by written notice provided to Seller no later than thirty (30) calendar days prior to the Closing Date, either (i) purchase from Seller or its affiliates, as the case may be, at Closing at prevailing market prices any timber deeds relating to the Assets then in existence or (ii) enter into a supply agreement at Closing, with Seller to purchase from Seller or any such affiliate the sawlogs harvested and acquired by Seller or any such affiliate under such timber deeds as and when they are harvested at prevailing market prices at the time of delivery to the sawmill to which such sawlogs are delivered.

Section 4.20 Customer Managed Inventory Agreements. Notwithstanding that the Buyer will be assuming the contracts described as "Customer Managed Inventory Agreements" or "Vendor Managed Inventory" in Schedule 1.1(a)(x)(B) (collectively, the "CMI Agreements"), in recognition of the fact that the Business has supplied only a portion of the lumber that is the subject of the CMI Agreements, the parties will enter into an agreement at Closing whereby the Seller will agree to sell to the Buyer sufficient quantities of lumber over the terms of the various CMI Agreements in order to permit the Buyer to discharge its obligations thereunder. Such lumber will be sold and purchased on terms that will reflect a flow-through to the Seller of the terms and conditions under which the lumber that is the subject of the CMI Agreements is ultimately sold.

Section 4.21 Fixed-Price/Fixed-Volume Saw Log Supply Contracts.

(a) As of the Closing Date, the Fixed-Price/Fixed-Volume saw log supply contracts relating to the Business which are to be assigned by the Selling Parties to Buyer at Closing (the "Fixed Price Log Contracts") will be "marked to market" in accordance with this Section 4.21.

(b) Seller shall provide to Buyer, no later than three (3) Business Days prior to the Closing Date, a list of the Fixed Price Log Contracts, including the fixed prices thereunder (each, a "Fixed Price"). Within thirty (30) days after the Closing Date, Seller shall provide to Buyer (i) a list of the remaining saw log volumes (the "Remaining Volumes") to be delivered from and after the Closing Date under each Fixed Price Log Contract, and (ii) its calculation of the weighted average price paid for saw logs by each sawmill included in the Business (the "Market Price") during the two calendar months ending on or about the Closing Date (the "Market Price Period"), along with information to support the calculation of the Market Price at each such sawmill.

(c) Buyer and Seller agree that for the purposes of calculating the Market Price at each such sawmill: (i) the calculation of the Market Price shall exclude the price paid for saw logs purchased pursuant to timber deeds or the Fixed Price Log Contracts, (ii) the calculation of the Market Price will be determined F.O.B. such sawmill on a delivered saw log basis, and (iii) the calculation of Market Price shall include a distribution of saw log sizes that is consistent in all material respects with the historical distribution of saw log sizes purchased since January 1, 2006.

(d) Within forty five (45) days after the Closing Date, reconciliation payments shall be made as follows: (i) if the sum for all of the Fixed Price Log Contracts of (x) the Fixed Price under each Fixed Price Log Contract minus the applicable Market Price, multiplied by (y) the Remaining Volume to be delivered under such Fixed Price Log Contract as of the Closing Date is a positive number, Seller shall pay to Buyer an amount equal to such positive number; and (ii) if such sum is a negative number, Buyer shall pay to Seller an amount equal to such negative number. Any disputes relating to the Fixed Price Log Contracts which representatives of Buyer and Seller are unable to resolve after good faith negotiation will be referred to C. Cato Ealy and Martti Solin or alternates designated by Seller or Buyer, as the case may be.

(e) The parties hereto agree that any payments made pursuant to this Section 4.21 are intended to be adjustments to the Purchase Price and the parties shall treat any such payments as such for all applicable Tax purposes.

Section 4.22 Tax Exemptions and Tax Abatements. Notwithstanding anything to the contrary in this Agreement or in any Ancillary Agreement, but subject to Section 2.12 hereof, Seller shall have no liability to Buyer or Buyer Parent arising from the loss after the Closing of any real or personal property tax abatement or tax exemption

applicable to any property leased under any of the IDB Property Leases or the property that is covered by the Newberry Fee Agreement.

Section 4.23 Use of Certain Intellectual Property by Seller. From and after the Closing, Buyer shall grant to Seller and its affiliates a non-exclusive, perpetual, irrevocable, worldwide, transferable and royalty-free right and license (with the right to grant sublicenses) to any Intellectual Property that constitutes or is embedded in the website located at the domain name www.buildplus.com owned by Seller or one of its affiliates (including the Business) prior to Closing to make, have made, sell, offer for sale, import, use, modify, reproduce, display, perform, distribute and create derivative works from such Intellectual Property in connection with any business of the Seller or any of its affiliates as currently conducted or as conducted in the future, provided that Seller shall not use the exact domain name www.buildplus.com. For the avoidance of doubt, Seller or an affiliate, assignee, successor or sublicensee may use a domain name that includes the term "buildplus" with any other combination of words, letters, symbols or designs.

ARTICLE V

CONDITIONS TO OBLIGATIONS OF THE PARTIES

Section 5.1 Conditions to Each Party's Obligation. The respective obligation of each party to consummate the transactions contemplated herein is subject to the satisfaction at the Closing of each of the following conditions precedent:

(a) No statute, rule or regulation shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits or materially restricts the consummation of the transactions contemplated hereby;

(b) There shall not be in effect any judgment, order, injunction or decree of any court of competent jurisdiction enjoining or making illegal the consummation of the transactions contemplated hereby; and

(c) All applicable waiting periods under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, shall have expired.

Section 5.2 Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated hereby are further subject to the satisfaction (or waiver in writing) at the Closing of each of the following conditions, which are for

the benefit of Seller only and may only be waived by Seller, at or prior to the Closing, in its sole discretion:

(a) The representations and warranties of Buyer contained in Article III of this Agreement (without giving effect to any "material" or "materiality" qualifications on such representations and warranties) shall be true and correct in all material respects at the date hereof and as of the Closing as if made at and as of such time, except for representations that are as of a specific date (which representations shall be true and correct in all material respects as of such date);

(b) Buyer shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof;

(c) Buyer shall have delivered to Seller a certificate as to the satisfaction of the conditions set forth in Sections 5.2(a) and (b), dated as of the Closing and executed by an officer of Buyer; and

(d) Buyer shall have delivered to the applicable Selling Party all the items set forth in Section 1.4(b).

Section 5.3 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated hereby are further subject to the satisfaction (or waiver in writing) at the Closing of each of the following conditions, which conditions are for the benefit of Buyer only and may only be waived by Buyer, at or prior to the Closing, in its sole discretion:

(a) The representations and warranties of Seller contained in Article II of this Agreement (without giving effect to any "material", "materiality" or "Material Adverse Effect" qualifications on such representations and warranties) shall be true and correct at the date hereof and as of the Closing as if made at and as of such time, except for changes permitted or contemplated hereby and except for representations that are as of a specific date (which representations shall be true and correct as of such date), and except where all such failures to be true and correct would not, in the aggregate, reasonably be expected to have a Material Adverse Effect (ignoring for this purpose any effect resulting from (i) any change in economic conditions generally or in the industry in which the Business operates, to the extent the Business, taken as a whole, is not disproportionately affected in a material manner, or (ii) the pending sale of the Business to Buyer or the announcement of the execution of this Agreement);

(b) Seller shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof;

(c) Seller shall have delivered to Buyer a certificate as to the satisfaction of the conditions contained in Sections 5.3(a) and (b), dated as of the Closing and executed by an officer of Seller; and

(d) The applicable Selling Party shall have delivered to Buyer all of the items set forth in Section 1.4(a).

ARTICLE VI

SURVIVAL OF REPRESENTATIONS; INDEMNIFICATIONS

Section 6.1 Survival of Representations. Except for (A) the representations and warranties contained in Section 2.16 (Environmental Matters), which shall survive the Closing for twenty-four (24) months, (B) the representations and warranties contained in Section 2.15 (Taxes) and Section 2.14 (Employee Benefits; ERISA), which shall survive for the applicable statute of limitation plus sixty (60) calendar days, and (C) the representations and warranties contained in Section 2.1 (Organization), Section 2.2 (Authorization), Section 2.7(a) (Title to Assets), Section 2.8(a) (Real Property), Section 2.18 (Certain Fees), Section 3.1 (Organization), Section 3.2 (Authorization) and Section 3.6 (Certain Fees), which shall survive indefinitely, all representations and warranties made in this Agreement shall survive the Closing hereunder for a period of eighteen (18) months after the Closing Date (each such period, as applicable, the "Indemnity Period"). Notwithstanding the foregoing, except as set forth in Section 7.2, no representation or warranty shall survive any termination of this Agreement. The parties agree that no claims or causes of action may be brought against any Selling Party, Buyer, Buyer Parent or any of their respective directors, officers, employees, affiliates, controlling persons, agents or representatives based upon, directly or indirectly, any of the representations and warranties contained in this Agreement after the applicable Indemnity Period or, except as provided in Section 7.2, any termination of this Agreement; provided that, if written notice of a claim has been given in accordance with Section 6.2(b)(iv) prior to the expiration of the applicable Indemnity Period, then the representations and warranties shall survive as to such claim until the claim has been finally resolved. This Section 6.1 shall not limit any covenant or agreement of the parties that contemplates performance after the Closing.

Section 6.2 Seller's Agreement to Indemnify.

(a) Subject to the terms and conditions set forth herein, from and after the Closing, Seller shall indemnify, defend and hold harmless Buyer and Buyer Parent and their respective directors, officers, employees, affiliates, controlling persons, agents and representatives and their successors and assigns (collectively, the "Buyer Indemnitees") from and against all liability, demands, claims, actions or causes of action, assessments, losses, damages, costs and expenses (including reasonable attorneys' fees and expenses) whether or not resulting from third party claims (collectively, the "Buyer Damages")

asserted against or incurred or suffered by any Buyer Indemnitee as a result of or arising out of or in connection with (i) any breach of any representation or warranty of Seller contained in Article II of this Agreement (other than Section 2.16) or in any of the Ancillary Agreements, without regard to any materiality, material impairment or Material Adverse Effect qualifications contained therein (except in the case of any representation or warranty of Seller contained in Section 2.1 (Organization), Section 2.2 (Authorization), Section 2.5 (Absence of Undisclosed Liabilities) and Section 2.18 (Certain Fees)), as if such representation or warranty were made on and as of the Closing Date (except in the case of a representation or warranty that speaks expressly as of an earlier date, which need only be true and correct as of such date), (ii) any breach of any agreement or covenant of Seller contained in this Agreement or (iii) any Excluded Liability. Buyer agrees that, except as contemplated by the immediately preceding sentence and for claims for equitable relief and except as set out in Sections 6.5, 6.6 and 6.7, after the Closing, the indemnification provided for in this Section 6.2 will be the exclusive remedy for a breach by Seller of any representation, warranty, agreement or covenant contained in this Agreement.

(b) Seller's obligations to indemnify Buyer Indemnitees under this Article VI shall be subject to the following limitations:

(i) No indemnification shall be made by Seller with respect to any claim made pursuant to Section 6.2(a)(i) unless (A) the amount of such claim, together with any other claims arising out of the same or any related facts or events, exceeds $400,000 (the "Minimum Claim Amount") and (B) the aggregate amount of Buyer Damages under all claims in excess of the Minimum Claim Amount made pursuant to Section 6.2(a)(i) exceeds an amount equal to two and one half percent (2.5%) of the Purchase Price (the "Basket Amount") and, in such event, indemnification shall be made by Seller only to the extent Buyer Damages exceed, in the aggregate, the Basket Amount; provided, that the Minimum Claim Amount and the Basket Amount shall not apply to claims as a result of or arising out of or in connection with any breach of any representation or warranty of Seller contained in Section 2.1 (Organization), Section 2.2 (Authorization), Section 2.7(a) (Title to Assets), Section 2.8(a) (Real Property) and Section 2.18 (Certain Fees), which claims shall be indemnified against in their entirety;

(ii) In no event shall Seller's aggregate obligation to indemnify Buyer Indemnitees pursuant to Section 6.2(a)(i) and Section 6.5 exceed an amount equal to thirty percent (30%) of the Purchase Price (the "Indemnity Cap");

(iii) The amount of any Buyer Damages for which Seller is obligated to indemnify Buyer Indemnitees under Section 6.2(a)(i) or Section 6.5 shall be reduced by any amount actually received by a Buyer Indemnitee with respect thereto under any third party insurance coverage or from any other party alleged to be responsible therefor. If a Buyer Indemnitee makes a claim for

indemnification under this Section 6.2 or Section 6.5, Buyer Indemnitees shall use commercially reasonable efforts to collect (A) any amounts available under such insurance coverage, and (B) any amounts owed by such other party alleged to have responsibility. If a Buyer Indemnitee actually receives an amount under insurance coverage or from such third party with respect to Buyer Damages at any time subsequent to any indemnification provided by Seller pursuant to this Section 6.2 or Section 6.5, then such Buyer Indemnitee shall promptly reimburse Seller for any payment made to such Buyer Indemnitee or expense incurred by Seller in connection with providing such indemnification up to such amount actually received by Buyer Indemnitee, but net of any expenses incurred by such Buyer Indemnitee in collecting such amount; and

(iv) Seller shall be obligated to indemnify Buyer Indemnitees pursuant to Section 6.2(a)(i) only for those claims giving rise to Buyer Damages as to which Buyer Indemnitees have given Seller written notice prior to the end of the applicable Indemnity Period, in the event that such Indemnity Period applies to such Buyer Damages. Any written notice delivered by a Buyer Indemnitee to Seller with respect to Buyer Damages shall specify with reasonable detail the basis on which indemnification is being asserted and, to the extent practicable, the amount of such Buyer Damages.

Section 6.3 Buyer's and Buyer Parent's Agreement to Indemnify.

(a) Subject to the terms and conditions set forth herein, from and after the Closing, Buyer and Buyer Parent, jointly and severally, shall indemnify, defend and hold harmless the Selling Parties and their respective directors, officers, employees, affiliates, controlling persons, agents and representatives and their successors and assigns (collectively, the "Seller Indemnitees") from and against all liability, demands, claims, actions or causes of action, assessments, losses, damages, Taxes, costs and expenses (including reasonable attorneys' fees and expenses) whether or not resulting from third party claims (collectively, the "Seller Damages") asserted against or incurred by any Seller Indemnitee as a result of or arising out of or in connection with (i) any breach of any representation or warranty of Buyer contained in Article III of this Agreement or in any of the Ancillary Agreements, without regard to any materiality, material impairment or Material Adverse Effect qualifications contained therein (except in the case of any representation or warranty of Buyer, Holdings and Buyer Parent contained in Section 3.1 (Organization), Section 3.2 (Authorization) or Section 3.6 (Certain Fees)), as if such representation or warranty were made on and as of the Closing Date (except in the case of a representation or warranty that speaks expressly as of an earlier date, which need only be true and correct as of such date), (ii) any breach of any agreement or covenant of Buyer contained in this Agreement, (iii) except to the extent Buyer is entitled to be indemnified by Seller with respect thereto under this Agreement, the use, operation or ownership of any of the Assets or the Business after Closing, (iv) except to the extent Buyer is entitled to be indemnified by Seller with respect thereto under this Agreement, any Assumed Liability or (v) any financing activities engaged in by Buyer in connection with the transactions contemplated hereby. Seller agrees that, except for claims for equitable relief, after the Closing, the indemnification provided in this Section 6.3 will be the exclusive remedy for a breach by Buyer of any representation, warranty, agreement or covenant contained in this Agreement.

(b) Each of Buyer's and Buyer Parent's obligations to indemnify Seller Indemnitees pursuant to Section 6.3(a) shall be subject to the following limitations:

(i) No indemnification shall be made by Buyer or Buyer Parent with respect to any claim made pursuant to Section 6.3(a)(i) unless (A) the amount of such claim exceeds the Minimum Claim Amount and (B) the aggregate amount of Seller Damages under all claims in excess of the Minimum Claim Amount made pursuant to Section 6.3(a)(i) exceeds the Basket Amount and, in such event, indemnification shall be made by Buyer or Buyer Parent only to the extent Seller Damages exceed, in the aggregate, the Basket Amount; provided, that the Minimum Claim Amount and the Basket Amount shall not apply to claims as a result of or arising out of or in connection with any breach of any representation or warranty of Buyer contained in Section 3.1 (Organization), Section 3.2

(Authorization) and Section 3.6 (Certain Fees), which claims shall be indemnified against in their entirety;

(ii) In no event shall Buyer's aggregate obligation to indemnify Seller Indemnitees pursuant to Section 6.3(a)(i) exceed an amount equal to the Indemnity Cap;

(iii) The amount of any Seller Damages for which Buyer is obligated to indemnify Seller Indemnities shall be reduced by any amount actually received by a Seller Indemnitee with respect thereto under any third party insurance coverage or any third party alleged to be responsible therefor. If a Seller Indemnitee makes a claim for indemnification under this Section 6.3, Seller Indemnitees shall use commercially reasonable efforts to collect (A) any amounts available under such insurance coverage, and (B) any amounts owed by such other party alleged to have responsibility. If a Seller Indemnitee actually receives an amount under insurance coverage or from such third party with respect to Seller Damages at any time subsequent to any indemnification provided by Buyer and Buyer Parent pursuant to this Section 6.3, then such Seller Indemnitee shall promptly reimburse Buyer or Buyer Parent for any payment made to such Seller Indemnitee or expense incurred by Buyer or Buyer Parent in connection with providing such indemnification up to such amount actually received by the Seller Indemnitee, but net of any expenses incurred by such Seller Indemnitee in collecting such amount; and

(iv) Buyer and Buyer Parent shall be obligated to indemnify the Seller Indemnitees pursuant to Section 6.2(a)(i) only for those claims giving rise to Seller Damages as to which the Seller Indemnitees have given Buyer written notice prior to the end of the applicable Indemnity Period, in the event that such Indemnity Period applies to such Seller Damages. Any written notice delivered by a Seller Indemnitee to Buyer with respect to Seller Damages shall, to the extent practicable, specify with reasonable detail the basis on which indemnification is being asserted and, to the extent practicable, the amount of such Seller Damages.

Section 6.4 Third-Party Indemnification. The obligations of any indemnifying party to indemnify any indemnified party under this Article VI with respect to Buyer Damages or Seller Damages, as the case may be, resulting from the assertion of liability by third parties (a "Third-Party Claim"), shall be subject to the following terms and conditions:

(a) Any party against whom any Third-Party Claim is asserted will give the party that may be required to provide indemnity hereunder written notice of any such Third-Party Claim promptly after learning of such Third-Party Claim, and the indemnifying party may at its option undertake the defense thereof by representatives of

its own choosing. Failure to give prompt notice of a Third-Party Claim hereunder shall not affect the indemnifying party's obligations under this Article VI, except to the extent that the indemnifying party is actually prejudiced by such failure to give prompt notice. If the indemnifying party, within thirty (30) calendar days after notice of any such Third-Party Claim, fails to assume the defense of such Third-Party Claim, the indemnified party against whom such claim has been made will (upon further notice to the indemnifying party) have the right to undertake the defense, compromise or settlement of such claim on behalf of and for the account and risk, and at the expense, of the indemnifying party, subject to the right of the indemnifying party to assume the defense of such Third-Party Claim at any time prior to settlement, compromise or final determination thereof. If the indemnifying party elects to assume the defense of any such Third-Party Claim, the indemnified party may participate in such defense, but, as long as the indemnifying party pursues such defense with reasonable diligence, the expenses of the indemnified party incurred in participating in such defense shall be paid by the indemnified party. Notwithstanding the foregoing, the indemnified party shall be entitled to engage one separate counsel to participate in such defense, at the expense of the indemnifying party, if the indemnified party shall have reasonably concluded that there may be a conflict of interest (including one or more legal defenses or counterclaims available to it or to other indemnified parties which are different from or additional to those available to the indemnifying party) that would make it inappropriate in the reasonable judgment of the indemnified party for the same counsel to represent both the indemnified party and the indemnifying party.

(b) Anything in this Section 6.4 to the contrary notwithstanding, (i) the indemnified party shall not settle a Third-Party Claim for which it is indemnified without the prior written consent of the indemnifying party, which consent shall not be unreasonably withheld, conditioned or delayed and (ii) the indemnifying party shall not enter into any settlement or compromise of any action, suit or proceeding or consent to the entry of any judgment without the prior written consent of the indemnified party, which consent shall not be unreasonably withheld, conditioned or delayed, except that consent of the indemnified party shall not be required to enter into any such settlement or compromise that provides solely monetary damages that are paid by the indemnifying party.

(c) No indemnified party will, in any event, be entitled to any punitive, incidental, indirect, special or consequential damages (including, without limitation, lost profits) resulting from or arising out of any claim under this Article VI, except to the extent arising out of a Third-Party Claim.

Section 6.5 Environmental Indemnity.

(a) Subject to the terms and conditions set forth herein, from and after the Closing, Seller shall indemnify, defend and hold harmless Buyer Indemnitees from and against any Buyer Damages asserted against or incurred or suffered by any Buyer Indemnitee (i) as a result of or arising out of any breach of any representation or warranty set out in Section 2.16 (without regard to any qualifications therein as to "materiality", "material impairment" or "Material Adverse Effect"), or (ii) as a consequence of or in connection with any Environmental Claim or Environmental Violation.

(b) Seller's obligation to indemnify, defend and hold harmless Buyer Indemnitees for the matters addressed in Section 6.5(a) shall be limited to those matters as to which Buyer provides Seller with written notice (such notice to be in conformance with other relevant provisions of this Agreement and to contain, to the extent available, reasonable details of the claim for which indemnity is sought) within twenty-four (24) months after Closing.

(c) With respect to claims to defend, indemnify and hold harmless Buyer Indemnitees that are described by Section 6.5(a), to the extent such claims involve any Remediation at the Owned Real Property or the Leased Real Property:

(i) Seller shall only be required to defend, indemnify and hold harmless Buyer Indemnitees to the extent that: (A) such Remediation of the Hazardous Substances is required pursuant to an applicable Environmental Law that is in effect as of and is enforceable as of the Closing; (B) the Remediation Standards that must be met in order to satisfy the requirements of the applicable Environmental Law (1) are no more stringent than the Remediation Standards that were in effect as of and were enforceable as of the Closing Date under the applicable Environmental Law that is the source of the obligation to conduct a Remediation, or, where no such Remediation Standards had been promulgated and were enforceable as of the Closing Date, Remediation Standards that were applied, within one (1) year prior to the Closing Date, on a case-by-case basis, to properties that are most similar to the property that is subject to a Remediation and (2) are those Remediation Standards that would be the least stringent Remediation Standards, taking into account that the normal operating condition at the affected facility shall be maintained at all times, that would be applicable given the use of the property as of the day before the Closing Date; and (C) such Remediation is conducted using reasonably cost effective methods which are generally accepted in the industry, taking into account that the normal operating condition at the affected facility shall be maintained at all times, for Remediation consistent with applicable Environmental Law. To the extent that the Buyer Damages incurred in connection with a Remediation are in excess of the Buyer Damages that would be incurred for such Remediation meeting the conditions set forth in this Section 6.5(c), Seller shall have no obligation to indemnify any Buyer

Indemnitees for such excess Buyer Damages. If Seller is undertaking remedial action in accordance with the standards set out in this Agreement, Seller shall not be responsible for any effect the remediation has upon the business or operations of Buyer (including business interruptions or lost profits) conducted on the property; and

(ii) If the costs of a Remediation at any of the Owned Real Property or Leased Real Property that is subject to an indemnity by Seller hereunder are increased due to an act or omission (after the Closing) by a Person other than Seller, a subsidiary of Seller, or an agent, representative or contractor of Seller, Seller shall not be responsible for any such increase in costs incurred. Seller shall not be responsible for any increased costs or increased Buyer Damages under this subsection to the extent they arise by reason of (A) the voluntary closure of operations at any Owned Real Property or Leased Real Property or (B) a material change in use of any of such property from the use of such property as of the Closing.

(d) No indemnification shall be made by Seller with respect to any claim under Section 6.5 unless (A) the amount of such claim exceeds $250,000 (an "MCA Environmental Claim") and (B) the aggregate amount of Buyer Damages for all MCA Environmental Claims and all claims in excess of the Minimum Claim Amount made pursuant to Section 6.2(a)(i) exceeds the Basket Amount. In such event, indemnification for claims under this Section 6.5 shall be made by Seller for the full amount of all MCA Environmental Claims without regard to the Basket Amount, subject to the other restrictions set forth in this Section 6.5.

(e) Notwithstanding any other provision of this Agreement, if a Buyer Indemnitee has a claim pursuant to Section 6.5(a) of this Agreement, Seller shall be obligated to indemnify, defend and hold harmless said Buyer Indemnitee with respect to any claims for fines or penalties arising out of the applicable Environmental Claim, Environmental Violation or breach of representation or warranty in Section 2.16 and costs or Buyer Damages arising out of any expenditures made or actions taken by said Buyer Indemnitee after the Closing to remedy, in accordance with applicable Environmental Laws, the non-compliant condition for which the fines or penalties were assessed, but Seller shall in no event be liable for any expenditures made by said Buyer Indemnitee to thereafter maintain compliance with such Environmental Laws. The foregoing sentence shall not be interpreted to preclude Buyer Indemnitees from defense and indemnification with respect to the Remediation of Hazardous Substances that are present, on or before the Closing, in any environmental media at, on, under or migrating from, Owned Real Property or Leased Real Property, as otherwise authorized pursuant to this Agreement.

(f) Notwithstanding anything to the contrary herein, with respect to claims arising pursuant to Section 6.5, Seller shall not be obligated to indemnify Buyer

Indemnitees for the costs and expenses associated with Buyer Indemnitees' overseeing of Seller's performance of its defense and indemnity obligations, including the costs and expenses of overseeing of Seller's legal counsel, consultants or employees, and Seller shall not be obligated to indemnify Buyer Indemnitees for any costs or expenses of Buyer Indemnitees for management and employee time costs.

(g) Claims brought pursuant to this Section 6.5 that constitute "Third-Party Claims" as defined in Section 6.4 shall be subject to the procedures for indemnification set forth in Section 6.4. Claims that involve or also involve the Remediation of Hazardous Substances at the Owned Real Property or Leased Real Property shall also be subject to the procedures of Section 6.6.

(h) Buyer shall not provide or disclose to any third party or Governmental Authority any information in any form, including reports, analyses, sampling results or data, relating to any Environmental Claim which Seller is required to investigate, remediate or indemnify against pursuant to this Section 6.5, unless (i) requested or consented to by Seller, (ii) Seller is in default (after notice and a reasonable opportunity to cure) of its obligations imposed by this Section 6.5, (iii) Buyer has agreed in writing that Seller has completed the obligations imposed by this Section 6.5, (iv) such disclosure is required by Environmental Laws or would avoid or prevent a breach or violation of Environmental Laws or (v) such disclosure is made by Buyer in the ordinary course of business consistent with its past practices and common industry practices. To the extent Buyer believes in good faith that Buyer is required by any Environmental Law to disclose such information or that such disclosure would avoid or prevent a breach or violation of Environmental Laws but such disclosure would not be as contemplated under Section 6.5(h)(v), Buyer shall timely inform Seller of any such belief and, in the event Seller declines to consent to the disclosure of such information, Seller shall indemnify and hold harmless Buyer, pursuant to this Section 6.5, from any claim of violation of Environmental Laws for failure to disclose such information, provided that where such Environmental Law provides criminal sanctions for failure to disclose or delay in disclosing such information, Buyer may disclose such information to the extent required by such Environmental Law, but only after providing Seller prompt notice of such intent to disclose such information.

Section 6.6 Additional Procedures for Remedial Actions.

(a) Seller shall have the right to control the management of a Remediation of Hazardous Substances at any Owned Real Property or Leased Real Property that is subject to indemnification pursuant to this Agreement. Buyer hereby grants Seller reasonable continued access to the Owned Real Property or Leased Real Property consistent with such right to control the management of a Remediation thereof, provided that Seller's entry onto the Buyer's property shall be at reasonable times, and on reasonable advance notice, and Seller shall use its commercially reasonable efforts so that such entry is without unreasonable interference with Buyer's business or operations.

Seller must notify Buyer, within sixty (60) calendar days of receipt of notice of Buyer's claim for indemnification for such matter, that (i) it intends to undertake said responsibility or (ii) more information is needed from Buyer before Seller can reasonably determine that Buyer's claim is subject to indemnification pursuant to this Agreement. Buyer shall promptly respond to such requests for information (to the extent such information is reasonably available to Buyer) and, within thirty (30) calendar days of receipt of such information, Seller shall notify Buyer as to whether it shall undertake the Remediation. Prior to a determination by Seller that it will undertake a Remediation pursuant to this Section 6.6, Buyer shall take only those actions necessary to comply with applicable Environmental Laws and the requirements of Governmental Authorities or to address conditions that pose a substantial and reasonably imminent environmental or health risk.

(b) In undertaking a Remediation pursuant to this Section, Seller shall retain a qualified independent environmental consultant, which consultant shall be subject to Buyer's approval (such approval not to be unreasonably withheld, conditioned or delayed). Seller shall undertake such Remediation in a prompt and expeditious fashion in accordance with applicable Environmental Laws and shall not cause, through its own inaction, any undue delay in obtaining written approvals from the appropriate regulatory body that no further Remediation is necessary with respect to the matter that is the subject of the indemnification claim, or, if no regulatory body is involved in such matter, a written good faith and reasonable determination from its independent environmental consultant that no further Remediation is required to bring the property that is the subject of the remedial action into conformance with applicable Environmental Laws. Seller shall comply with all applicable laws, including all applicable Environmental Laws, with respect to its performance pursuant to this Section 6.6. In the event that Seller undertakes the performance of a Remediation pursuant to this Section, Seller shall have primary responsibility to interact and negotiate with any Governmental Authorities having jurisdiction over such Remediation. Seller shall promptly provide copies to Buyer of all notices, correspondence, draft reports, submissions, work plans and final reports and shall give Buyer a reasonable opportunity (at Buyer's own expense) to comment on any submissions Seller intends to deliver or submit to the appropriate regulatory body prior to said submission. Buyer may, at its own expense, hire its own consultants, attorneys or other professionals to monitor the Remediation, including any field work undertaken by Seller, and Seller shall provide Buyer with copies of the results of all such field work. Notwithstanding the above, Buyer shall not take any actions that shall unreasonably interfere with Seller's performance of the Remediation. Seller shall undertake any such work required hereby in a manner designed to minimize any disruption, to the extent reasonably possible, with the conduct of operations at the applicable property. Buyer shall allow Seller reasonable access to conduct any of the work contemplated herein and shall fully cooperate with Seller in the performance of the Remediation, including providing Seller with reasonable access to employees and documents as Seller reasonably deems necessary.

(c) If Seller declines to undertake the performance of Remediation hereunder or fails to perform such Remediation as provided herein and fails to cure the same after reasonable notice, Buyer shall be entitled to control the Remediation. Buyer shall promptly provide copies to Seller of all notices, correspondence, draft reports, submissions, work plans and final reports and shall give Seller a reasonable opportunity (at Seller's own expense) to comment on any submissions Buyer intends to deliver or submit to the appropriate regulatory body prior to said submission. Seller may, at its own expense, hire its own consultants, attorneys or other professionals to monitor the Remediation, including any field work undertaken by Buyer, and Buyer shall provide Seller with copies of the results of all such field work. Notwithstanding the above, Seller shall not take any actions that shall unreasonably interfere with Buyer's performance of the Remediation. Seller's decision to allow Buyer to undertake Remediation hereunder shall not limit or affect Seller's obligation to indemnify Buyer for such Remediation as otherwise provided in this Agreement.

Section 6.7 Exclusive Remedy for Environmental Matters; Indemnification by Buyer. Notwithstanding anything to the contrary in this Agreement, Buyer hereby agrees that its sole and exclusive remedy against Seller, with respect to any and all matters arising under or related to Environmental Law or Hazardous Substances with respect to the Business and the Owned Real Property, shall be the indemnification rights set forth in Section 6.5. Except with respect to the remedy referred to in the preceding sentence, Buyer Parent and Buyer hereby waive, on behalf of themselves and each of their respective affiliates, to the fullest extent permitted under applicable law, and forever release the Seller Indemnities from any and all Buyer Damages in respect of the Business or the Owned Real Property arising under Environmental Laws or relating to Hazardous Substances or any other environmental matters, and indemnify and hold harmless the Seller Indemnitees against, any and all Seller Damages or Third-Party Claims in respect of the Business or the Owned Real Property arising under Environmental Laws or relating to Hazardous Substances.

Section 6.8 Certain Tax Matters.

(a) Tax Indemnification.

(i) Seller shall indemnify and hold harmless the Buyer Indemnitees from and against any liability for Taxes that are Excluded Liabilities.

(ii) Buyer shall indemnify and hold harmless the Seller Indemnitees from and against any liability for Taxes that are not Excluded Liabilities (other than Seller's share of Transfer Taxes and apportioned Property Taxes pursuant to Section 1.8).

(iii) To the extent that an indemnification obligation pursuant to this Section 6.8 may overlap with or contradict any other indemnification provision

obligation pursuant to this Article VI, the provisions of this Section 6.8 shall govern. For the avoidance of doubt, no party shall be entitled to any duplicative indemnification for Taxes under this Article VI.

(b) Survival of Tax Provisions. Any claim to be made pursuant to this Section 6.8 must be made before the date that is sixty (60) calendar days after the expiration (with valid extensions) of the applicable statutes of limitations related to the Taxes at issue.

(c) Straddle Periods. For purposes of this Agreement, any liability for Taxes attributable to a Straddle Period shall be apportioned between the portion of such period ending on the Closing Date and the portion beginning on the day after the Closing Date (x) in the case of Property Taxes, by apportioning such Taxes on a per diem basis and (y) in the case of Income Taxes and all other Taxes, on the basis of a closing of the books as of the end of the Closing Date.

(d) Refunds. Buyer and Seller shall each be entitled to receive and retain any refund in respect of Taxes for which such party is responsible under Section 6.8(a), and Buyer and Seller, as the case may be, shall promptly notify the other party of the receipt of any refund to which the other party is entitled hereunder and pay over such refund.

(e) Tax Contests. Buyer or Seller, as the case may be, shall promptly notify the other party in writing upon receipt of any Tax audits, examinations or assessments that could give rise to a liability for which the other party is responsible under Section 6.8(a) of this Agreement. Seller shall control the portion of any such audit, examination or proceeding that relates to any Taxes for which Seller is responsible. Buyer shall control any audit, examination or proceeding (or portion thereof) that does not relate to Taxes for which Seller is responsible under Section 6.8(a).

(f) Books and Records; Cooperation. Buyer and Seller shall (and shall cause their respective affiliates to) (i) provide the other party and its affiliates with such information and assistance as may be reasonably requested in connection with the preparation and filing of any Tax Return, claim for refund or other Tax filings, or in connection with any audit or other examination by any Taxing Authority or any judicial or administrative proceeding relating to Taxes and (ii) retain (and provide the other party and its affiliates with reasonable access to) all records or information which may be relevant to such Tax Return, filing, audit, examination or proceeding, provided that the foregoing shall be done in a manner so as not to interfere unreasonably with the conduct of the business of the parties.

Section 6.9 Indemnity Payments. The parties hereto agree that any payments made pursuant to the indemnification provisions of Article VI hereof are intended to be deemed to be adjustments to the Purchase Price and the parties shall treat any such payments as such for all applicable Tax purposes.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination of Agreement. This Agreement may be terminated:

(a) at any time prior to the Closing, by Buyer, if there has been a material violation or breach by Seller of any of the representations, warranties or covenants contained in this Agreement that has not been waived in writing and remains uncured twenty (20) Business Days after notice thereof by Buyer to Seller, which breach or violation would result in the failure to satisfy any of the conditions set forth in Section 5.3(a) or (b) hereof; provided, however, that Buyer shall not have the right to terminate this Agreement pursuant to this Section 7.1(a) on the basis of any failure by Seller (after using its commercially reasonable efforts as required by this Agreement) to obtain a consent to the assignment to Buyer of any Contract;

(b) at any time prior to the Closing, by Seller, if there has been a material violation or breach by Buyer of any of the representations, warranties or covenants contained in this Agreement that has not been waived in writing and remains uncured twenty (20) Business Days after notice thereof by Seller to Buyer, which breach or violation would result in the failure to satisfy any of the conditions set forth in Section 5.2(a) or (b) hereof;

(c) at any time prior to the Closing, by mutual written agreement of Seller and Buyer;

(d) by any party hereto, if the Closing shall not have occurred on or before May 31, 2007; and

(e) by any party hereto, if any Governmental Authority shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use commercially reasonable efforts to lift), which permanently restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated hereby, and such order, decree, ruling or other action shall have become final and non-appealable.

Section 7.2 Effect of Termination. In the event of termination of this Agreement as provided above in Section 7.1, this Agreement (other than this Section 7.2, Section 4.2(d) and Article VIII) shall forthwith become void and there shall be no liability on the part of Buyer or Seller (or their respective affiliates, officers or directors), except that Buyer shall thereupon promptly return to Seller or destroy (and cause its agents and representatives to return or destroy) all documents furnished to Buyer by or on behalf of the Selling Parties or any of their respective affiliates (and any copies thereof) to the extent required by the Confidentiality Agreement. Notwithstanding the foregoing,

termination of this Agreement pursuant to Section 7.1(a) or (b) shall not in any way limit or restrict the rights and remedies of any party hereto against any other party hereto that has willfully violated or breached any of the representations, warranties or covenants set forth in this Agreement prior to termination hereof.

Section 7.3 Amendment, Extension and Waiver. At any time prior to the Closing Date, the parties hereto may, by mutual agreement, (a) amend this Agreement, (b) extend the time for the performance of any of the obligations or other acts of the parties hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (d) waive compliance with any of the agreements or conditions contained herein. Except as provided in Section 4.12, this Agreement may not be amended except by an instrument in writing signed on behalf of all of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed by or on behalf of such party. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Fees and Expenses. Whether or not the transactions contemplated herein are consummated pursuant hereto, except as otherwise provided herein, each of Seller, on the one hand, and Buyer, on the other hand, shall pay all fees and expenses incurred by, or on behalf of, such party in connection with, or in anticipation of, this Agreement and the consummation of the transactions contemplated hereby; provided, however, Buyer shall pay all fees and expenses incurred by Seller in connection with the preparation of any financial statements other than Trial Balances (including the fees of Seller's auditors). Each of Seller, on the one hand, and Buyer, on the other hand, shall indemnify and hold harmless the other party from and against any and all claims or liabilities for financial advisory and finders' fees incurred by reason of any action taken by such party or otherwise arising out of the transactions contemplated by this Agreement by any person claiming to have been engaged by such party.

Section 8.2 Further Assurances. From time to time after the Closing Date, at the request of another party hereto and at the expense of the party so requesting, each of the parties hereto shall execute and deliver, or shall cause to be executed and delivered to such requesting party such documents, and shall take or cause to be taken such other action, as such requesting party may reasonably request in order to consummate more effectively the transactions contemplated hereby.

Section 8.3 Counterparts. This Agreement may be executed and delivered (including by facsimile or other electronic transmission) simultaneously in counterparts, each of which when executed will be deemed an original but all of which together will constitute one and the same instrument.

Section 8.4 Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and may be given by any of the following methods: (a) personal delivery; (b) registered or certified U.S. mail, postage prepaid, return receipt requested; (c) nationally-recognized overnight delivery service; or (d) by facsimile transmission (with confirmation) to the appropriate facsimile number set forth below (or at such other facsimile number for the party as shall have been previously specified in writing to the other party) with follow-up copy by nationally-recognized overnight courier service the next Business Day. Notices shall be sent to the appropriate party at its address given below (or at such other address or facsimile number for such party as shall be specified by notice given hereunder):

(a) If to Seller to:

International Paper Company
6400 Poplar Avenue
Memphis, TN 38197
Attention: General Counsel
Facsimile: (901) 419-3818

with copies to:

Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
Attention: Jeffrey J. Rosen, Esq.
Facsimile: (212) 909-6836

(b) If to Buyer to:

West Fraser (South), Inc.
c/o West Fraser Timber Co. Ltd.
858 Beatty Street
Suite 501
Vancouver, B.C. V6B 1C1
Attention: Chief Financial Officer
Facsimile: (604) 682-2962

with a copy to:

Lang Michener LLP
1500 Royal Centre
1055 West Georgia Street
Vancouver, B.C. V6E 4N7
Attention: Larry S. Hughes
Facsimile: (604) 893-2365

All such notices, requests, demands, waivers and other communications shall be deemed received (i) in the case of personal delivery, upon actual receipt thereof by the addressee, (ii) in the case of mail, upon receipt of the return receipt, (iii) in the case of overnight delivery, on the next Business Day following delivery to the overnight delivery service, or (iv) in the case of facsimile transmission, upon transmission thereof by sender and issuance by the transmitting machine of a confirmation slip that the number of pages constituting the notice have been transmitted.

Section 8.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 8.6 Binding Effect; Assignment. This Agreement (including the Exhibits and Schedules hereto) and all of the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and thereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including by operation of law, by any party hereto without the prior written consent of the other parties hereto, except that this Agreement and any rights, interests or obligations hereunder may be assigned in whole or in part (a) by Seller to any of its direct or indirect subsidiaries, provided that no such assignment shall relieve Seller of its obligations hereunder (b) by Buyer, to any entity (a "Permitted Assignee") that is directly or indirectly wholly owned by Buyer Parent, provided that no such assignment shall relieve Buyer Parent of its obligations hereunder and any Permitted Assignee will be deemed to be Buyer under this Agreement to the extent of any such assignment.

Section 8.7 No Third-Party Beneficiaries. Except as set forth in Section 4.9(c), this Agreement is solely for the benefit of Seller and its successors and permitted assigns

with respect to the obligations of Buyer and Buyer Parent under this Agreement, and for the benefit of Buyer, Buyer Parent and their respective successors and permitted assigns with respect to the obligations of Seller under this Agreement, and shall not be deemed to confer upon or give to any other third party any remedy, claim, liability, reimbursement, cause of action or other right.

Section 8.8 Interpretation; Certain Definitions.

(a) The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement.

(b) The terms "hereof", "herein" and "hereunder" and terms of similar import are references to this Agreement as a whole and not to any particular provisions of this Agreement. Section, clause, Schedule and Exhibit references contained in this Agreement are references to Sections, clauses, Schedules and Exhibits in or to this Agreement, unless otherwise specified.

(c) Any reference to any particular Code section or any other law will be interpreted to include any revision of or successor to that section, regardless of how it is numbered or classified, and any rules and regulations promulgated thereunder.

(d) The words "include", "includes" or "including", when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the scope of the general term or statement.

(e) The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

(f) References to a Person are also references to its successors and permitted assigns.

(g) The use of "or" is not intended to be exclusive unless expressly indicated otherwise.

(h) As used in this Agreement, the following terms shall have the respective meanings given to them below:

"Accounting Principles" shall mean the principles applied in the preparation of the Balance Sheet and Schedule 1.5, except that the adjustment made on Schedule 1.5 in respect of the inventory subject to the CMI Agreements shall not be made in preparing the Closing Date Statement, it being understood and agreed that in the event

of a conflict between the principles applied in the preparation of Schedule 1.5 and the principles applied in the preparation of the Balance Sheet, the principles applied in the preparation of Schedule 1.5 shall govern.

"affiliate" of, or a Person "affiliated" with, a specified person, shall mean a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified.

"Business Day" shall mean any day on which banks are not required or authorized to close in New York City.

"Citronelle Bonds" shall mean The Industrial Development Board of the City of Citronelle Industrial Development Revenue Bonds (Georgia-Pacific Corporation Project) Series 1973, with an aggregate face amount of $3,800,000.

"Citronelle Property Lease" shall mean the Lease and Agreement, dated July 1, 1973, by and between the predecessor in interest to Seller and The Industrial Development Board of the City of Citronelle, with respect to the assets financed with the Citronelle Bonds.

"Confidential Information" shall mean all proprietary technical, economic, environmental, operational, financial and/or other business information or material of one party or its affiliates which, prior to, on or following the Closing Date, has been disclosed in connection with this Agreement or any of the Ancillary Agreements by Seller or its affiliates, on the one hand, or Buyer or its affiliates, on the other hand, in written, oral (including by recording), electronic, or visual form to, or otherwise has come into the possession of, the other (except to the extent that such information can be shown to have been (i) in the public domain through no fault of such party or its affiliates or (ii) lawfully acquired from other sources by such party or its affiliates; provided, however, that in the case of clause (ii), such sources were not known to have provided such information in breach of any confidentiality or other legal obligations).

"Contracts" shall mean, collectively, any oral or written contracts, agreements, leases, commitments, understandings, instruments, guarantees, bids and other arrangements (and proposals to enter into any of the foregoing), including any outstanding orders for the purchase or raw materials, goods or services and any unfilled orders for the sale or products, goods or services.

"Divested Businesses" shall mean all terminated, divested, discontinued, closed or disposed of businesses and facilities which, at or prior to the time of termination, divestiture, discontinuation, closure or disposition, related to or otherwise would have been part of the Business or were operated by Seller or its affiliates.

"Environmental Claim" shall mean any claim, action, cause of action, proceedings, investigation, request for information, demand or notice by any Governmental Authority or other Person alleging liability or potential liability resulting from or arising out of, based on, in connection with or as a consequence of or with respect to (i) any Remediation of Hazardous Substances that are present or released on or before the Closing at, on, under or about any of the Owned Real Property or Leased Real Property; (ii) in connection with claims or proceedings by employees and/or third parties in respect of personal injury or property damage as a result of Hazardous Substances that were present or released, on or before the Closing, at, on, under or migrating from, any of the Owned Real Property or Leased Real Property; (iii) in connection with violations by Seller (in respect of the Business) of any applicable Environmental Law (including any permits, licenses or other authorizations issued pursuant to such applicable Environmental Law) prior to the Closing; or (iv) as a consequence of any disposal of any Hazardous Substance (whether on-site or off-site) by any Selling Party in the conduct of the Business.

"Environmental Laws" shall mean any federal, state or local laws and the regulations promulgated thereunder relating to pollution (including emissions, discharges, disseminations, releases or threatened releases of Hazardous Substances into the environment), protection of the environment (including ambient air, surface water, ground water, soil, land surface or subsurface strata, flora, fauna and other natural resources) or the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances.

"Environmental Violation" shall mean any circumstances forming the basis of any violation by Seller prior to the Closing of any Environmental Law applicable to Seller in the conduct of the Business (including the terms or conditions of any Environmental Permits).

"Governmental Authority" shall mean any federal, state, local or foreign government or any court or any administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, commission or authority.

"Hazardous Substances" shall mean any chemical, compound, constituent, material, waste, contaminant (including petroleum, crude oil or any fraction thereof) or other substance, defined as hazardous or toxic, or otherwise regulated by any of the following laws and regulations promulgated thereunder, as amended from time to time prior to the Closing: (i) the Comprehensive Environmental Response, Compensation and Liability Act (as amended by the Superfund Amendments and Reauthorization Act), 42 U.S.C. § 9601 *et seq.*; (ii) the Resource Conservation and Recovery Act of 1976, 42 U.S.C. § 6901 *et seq.*; (iii) the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 *et seq.*; (iv) the Toxic Substances Control Act, 15 U.S.C. § 2601 *et seq.*; (v) the Clean Water Act, 33 U.S.C. § 1251 *et seq.*; (vi) the Clean Air Act, 42 U.S.C. § 7401 *et seq.*; and

(vii) with respect to the Owned Real Property located in such State(s), all laws of the State(s) based on, or substantially similar to, the federal statutes listed in parts (i) through (vi) of this paragraph.

"IDB Leased Real Property" shall mean the real property that is the subject of the IDB Property Leases.

"Improvements" shall mean, with respect to any real property, all buildings, fixtures, improvements and facilities located on and attached to such real property that is owned by the Selling Parties and used in, on or at such real property primarily in connection with the operation of the Business, together with loading docks, parking lots, garages, landscaping and site improvements in connection with such real property, construction work in progress and building materials located on or at the real property and intended to be used in such construction work that is owned by the Selling Parties.

"Income Tax" or "Income Taxes" shall mean all Taxes based upon, measured by, or calculated with respect to (i) gross or net income or gross or net receipts of profits (including any capital gains, minimum taxes and any Taxes on items of tax preference, but not including sales, use, goods and services, real or personal property transfer or other similar Taxes), (ii) multiple bases (including corporate franchise, doing business or occupation Taxes) if one or more of the bases upon which such Tax may be based upon, measured by, or calculated with respect to, is described in (i) above, or (iii) withholding taxes measured by, or calculated with respect to, any payments or distributions (other than wages).

"Knowledge", with respect to Seller, shall mean the actual knowledge, after reasonable inquiry, of Adrian Brocker, Sarah Coker, C. Elisia Frazier, Steve McNulty, Marvin Metzger, Brett Mosley and Clarence Young.

"Leola Bonds" shall mean the Town of Leola, Arkansas, Industrial Development Revenue Bonds, 2000 Series A (International Paper Company Project), with an aggregate face amount of $18,500,000.

"Leola Property Lease" shall mean the Lease Agreement, dated November 1, 2000, by and between Seller and the Town of Leola, Arkansas, with respect to the assets financed with the Leola Bonds.

"Lien" shall mean any pledge, mortgage, charge, claim, title imperfection, defect or objection, security interest, conditional and installment sales agreement, encumbrance, easement, encroachment or third party right or restriction of any kind.

"Maplesville Bonds" shall mean the Industrial Development Board of the Town of Maplesville Industrial Development Revenue Refunding Bonds (International

Paper Company Project) 1994 Series A and B, with aggregate face amounts of $2,835,000 and $2,750,000, respectively.

"Maplesville Property Leases" shall mean, collectively, (i) the Lease Agreement, dated as of May 1, 1979, by and between Seller (as successor to Hammermill Paper Company) and the Industrial Development Board of the Town of Maplesville, as supplemented by the First Supplemental Lease and Refunding Agreement, dated as of April 1, 1994, by and between Seller and the Industrial Development Board of the Town of Maplesville, and (ii) the Lease Agreement, dated as of July 1, 1974, by and between Seller (as successor to Hammermill Paper Company) and the Industrial Development Board of the Town of Maplesville, as supplemented by the First Supplemental Lease and Refunding Agreement, dated as of April 1, 1994, by and between Seller and the Industrial Development Board of the Town of Maplesville, each with respect to the assets financed with the Maplesville Bonds.

"Material Adverse Change" shall mean any material adverse change in, or effect on, the assets, financial condition or results of operations of the Business, taken as a whole, that does not arise from or relate to customers and suppliers of the Business or changes in the volume or prices of sales or purchases by the Business; provided, however, that any such effect resulting from (A) any change in economic conditions or continuation of an adverse trend or condition generally or in the industry in which the Business operates to the extent the Business, taken as a whole, is not disproportionately affected in a material manner, (B) any change in law, rule or regulation or GAAP or interpretations thereof applicable to either Seller or Buyer, (C) increases in energy, electricity, raw materials or other operating costs, (D) any change in the financial condition or results of operation of the Business, taken as a whole, resulting from the pending sale of the Business to Buyer or the announcement of the execution of this Agreement, and (E) any actions to be taken pursuant to this Agreement shall not be considered when determining whether a "Material Adverse Change" has occurred. For the avoidance of doubt, neither the loss of any customer or customers of the Business, nor any change in the Business' relationship with any such customer or customers, nor any termination or cancellation of, change in the terms of or failure by Seller (after using its commercially reasonable efforts to do so) to obtain a consent to the assignment to Buyer of any Contract, other than with respect to the creation of the Timberland Dedicated Supply Agreements as contemplated under Section 4.15, shall be considered when determining whether a "Material Adverse Change" has occurred.

"Material Adverse Effect" shall mean any material adverse effect, on the assets, financial condition or results of operations of the Business, taken as a whole.

"Newberry Fee Agreement" shall mean the Fee Agreement, dated December 15, 2004, by and between Seller and Newberry County, South Carolina.

"Opelika Property Leases" shall mean, collectively, (i) the Lease Agreement, dated September 1, 1976, as amended, by and between the predecessor in interest to Seller and the Industrial Development Board of the City of Opelika, Alabama, and (ii) the Lease Agreement, dated as of December 1, 1993, between Union Camp, as predecessor to Seller, and the Industrial Development Board of the City of Opelika, Alabama.

"Organizational Documents" shall mean the articles of incorporation, certificate of incorporation, charter, bylaws, articles of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement, and all other similar documents, instruments or certificates executed, adopted, or filed in connection with the creation, formation, or organization of a Person, including any amendments thereto.

"Permitted Exceptions" shall mean (i) real estate Taxes, assessments, governmental levies, fees or charges or statutory liens for current Taxes or other governmental charges with respect to the Owned Real Property, Leased Real Property or IDB Leased Real Property not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings, (ii) mechanics', carriers', workers', repairers' and similar statutory liens arising or incurred in the ordinary course of business for amounts which are not delinquent or are being contested in good faith and which would not, individually or in the aggregate, be materially adverse to the Business, (iii) zoning, entitlement, building codes and other land use regulations, ordinances or legal requirements imposed by any Governmental Authorities having jurisdiction over the Owned Real Property, Leased Real Property or IDB Leased Real Property which, individually or in the aggregate, do not and would not reasonably be expected to materially impair the continued use of the Owned Real Property, Leased Real Property or IDB Leased Real Property for the purposes for which it is used for the Business, (iv) all rights relating to the construction and maintenance in connection with any public utility of wires, poles, pipes, conduits and appurtenances thereto, on, under or above the Owned Real Property, Leased Real Property or IDB Leased Real Property, (v) all matters disclosed in the Seller Disclosure Schedules, (vi) any state of facts which an accurate survey or inspection of the Owned Real Property, Leased Real Property or IDB Leased Real Property would disclose and which, individually or in the aggregate, do not and would not reasonably be expected to materially impair the continued use of the Owned Real Property, Leased Real Property or IDB Leased Real Property for the purposes for which it is used for the Business, (vii) title exceptions (other than Liens securing indebtedness, excluding (A) any Liens securing liabilities and obligations retained by Seller pursuant to the IDB Property Lease Assignment and Assumption Agreements, (B) any Liens securing indebtedness that the Title Company is willing to insure over or (C) any Liens encumbering the fee estate in the case of any Leased Real Property) disclosed by any title insurance commitment for any such Owned Real Property, Leased Real Property or IDB Leased Real Property issued by the Title Company and delivered or otherwise made available to Buyer prior to the date hereof, which, individually or in the

aggregate, do not and would not reasonably be expected to materially impair the continued use of the Owned Real Property, Leased Real Property or IDB Leased Real Property for the purposes for which it is used for the Business, and (viii) other defects, irregularities or imperfections of title, encroachments, easements, servitudes, permits, rights of way, flowage rights, restrictions, leases, licenses, covenants, sidetrack agreements, and oil, gas, mineral and mining reservations, rights, licenses and leases, which, individually or in the aggregate, do not and would not reasonably be expected to materially impair the continued use of the Owned Real Property, Leased Real Property or IDB Leased Real Property for the purposes for which it is used for the Business.

"Person" shall mean any individual, partnership, limited liability company, association, group, joint venture, corporation, trust, unincorporated organization, government or any department or agency thereof, or any other entity.

"Related Person" shall mean any entity or business, whether or not incorporated, that, together with Seller, is or would have been at any time of determination occurring within the preceding six years, treated as a single employer under section 414 of the Code.

"Remediation" shall mean any investigation, removal, cleanup, containment or remediation of any release of Hazardous Substances.

"Remediation Standard" shall mean a numerical standard (whether resulting from an applicable Environmental Law or guidance or policy document issued by a regulatory agency, or developed on a case-by-case basis through a risk assessment or other methodology authorized pursuant to an applicable Environmental Law and acceptable to the relevant Governmental Authority) that defines the concentrations of Hazardous Substances that may be permitted to remain in any environmental media after Remediation of a release of Hazardous Substances.

"Seller Shared Assets" shall mean any asset, property, Contract, license or other right that does not constitute an Asset hereunder to the extent such asset, property, Contract, license or other right is also used in connection with the operations of the Business.

"Selling Parties" shall mean Seller, Sustainable Forests L.L.C. and Blue Sky Timber Properties LLC.

"Shared Contracts" means any Contracts between Seller and any of its affiliates, on the one hand, and one or more third parties, on the other hand, that directly benefit both the Business and any other business conducted by Seller and its affiliates.

"Shared Intellectual Property" shall mean intellectual property that does not constitute an Asset hereunder but is nevertheless used in connection with the operations of the Business.

"Straddle Period" shall mean any taxable period that includes (but does end on) the Closing Date.

"Tax Return" shall mean any report, return (including any information return) or statement required to be supplied to a Taxing Authority in connection with Taxes, including any amendments thereto.

"Taxes" shall mean all taxes, levies, charges, assessments or fees, including income, corporation, gross receipts, transfer, excise, property, sales, use, value-added, goods and services, license, payroll, withholding, social security and franchise or other governmental taxes or charges, imposed by the United States or any state, county, local or foreign government, and such term shall include any interest, penalties or additional tax attributable thereto.

"Taxing Authority" shall mean the Internal Revenue Service and any other Governmental Authority responsible for the administration of Taxes.

"Title Company" shall mean First American Title Insurance Company, operating through its National Accounts Division located in Boston, Massachusetts.

"Working Capital" shall mean the current Assets, minus the current Assumed Liabilities, in each case determined in accordance with the Accounting Principles; provided, however, that neither Excluded Assets nor Excluded Liabilities shall be included in the calculation of Working Capital.

Section 8.9 Governing Law. This Agreement will be governed by, and construed and enforced in accordance with, the laws of the State of New York (without giving effect to the choice of law principles thereof that would cause the application of the laws of any other jurisdiction) as to all matters, including matters of validity, construction, effect, performance and remedies.

Section 8.10 Jurisdiction; Consent to Service; Waiver of Jury Trial.

(a) Each of Seller, Buyer and Buyer Parent (i) agrees that any suit, action or proceeding arising out of or relating to this Agreement shall be brought solely in a federal or state court located in and for Wilmington, Delaware; (ii) consents to the exclusive jurisdiction of each such court in any suit, action or proceeding relating to or arising out of this Agreement; (iii) irrevocably waives, and agrees not to assert by way of motion, defense, or otherwise, any objection or claim that it may have to the laying of venue in any such suit, action or proceeding in any such court; and (iv) agrees that service of any

court paper may be made in such manner as may be provided under applicable laws or court rules governing service of process. The parties hereto further agree, to the extent permitted by law, that final and unappealable judgment against a party in any action or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment.

(b) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE ANCILLARY AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Section 8.11 Entire Agreement. This Agreement, the Confidentiality Agreement, the Disclosure Schedules and the exhibits and other writings referred to herein or delivered pursuant hereto (including the Ancillary Agreements) that form a part hereof constitute the entire agreement among the parties with respect to their subject matter and supersede all other prior agreements and understandings, both written and oral, between the parties or any of them with respect to their subject matter (including any proposal letter, letter of intent or memorandum of understanding).

{Remainder of page intentionally left blank}

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

INTERNATIONAL PAPER COMPANY

By: "C. Cato Ealy"
Name: C. Cato Ealy
Title: Senior Vice President

WEST FRASER (SOUTH), INC.

By: "Henry H. Ketcham"
Name: Henry H. Ketcham
Title: President

WEST FRASER TIMBER CO. LTD.

By: "Henry H. Ketcham"
Name: Henry H. Ketcham
Title: Chairman, President and
Chief Executive Officer

By: "Martti Solin"
Name: Martti Solin
Title: Executive Vice-President Finance
and Chief Financial Officer

News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business/Financial Editors/Financial Analysts:
West Fraser Announces Major U.S. Acquisition

(TSX:WFT)

<<
- Transaction Creates North America's Second Largest Lumber Producer -

- Conference Call and Webcast at 2:00 p.m. Pacific/
5:00 p.m. Eastern Today -

>>

VANCOUVER, Nov. 29 /CNW/ - West Fraser Timber Co. Ltd. (TSX: WFT) today announced that it has entered into an agreement to acquire 13 sawmills from International Paper (NYSE: IP) for approximately US$325 million, subject to certain post-closing adjustments. The transaction, which is also subject to U.S. regulatory approvals and customary conditions, is expected to close in the first quarter of 2007.

The acquisition marks a significant expansion of West Fraser's presence in the United States. The 13 mills, which are located in North and South Carolina, Georgia, Florida, Alabama, Arkansas and Texas, employ approximately 2,200 people and have a combined annual production capacity of approximately 1.8 billion board feet of lumber. West Fraser currently owns two sawmills in the U.S. located in Huttig, Arkansas and Joyce, Louisiana which employ approximately 400 people and have a combined annual production capacity of 420 million board feet. All of the mills produce lumber from southern yellow pine. Southern yellow pine (SYP) lumber is used extensively in treated wood and strength applications such as treated decks, trusses and joists, while Orchard lumber, which the Company's western Canadian sawmills produce, is the preferred species for use in house framing. Currently, 10% of West Fraser's total lumber production capacity is SYP. Following this transaction that percentage will increase to approximately 36%.

Upon completion of the transaction, West Fraser will be the second largest lumber producer in North America with combined Canadian and U.S. production capacity of approximately 6.2 billion board feet.

"This is a long-term strategic move that strengthens our core lumber business, gives us significant new geographic, fibre and product diversification, and establishes West Fraser as a major presence in the U.S. South," said Hank Ketcham, West Fraser's Chairman, President & Chief Executive Officer.

"It's a unique growth opportunity, both in terms of size and diversification, and one that follows logically on our entry into the U.S. South back in 2000," added Ketcham. "By operating two mills in this region for six years, we've gained first-hand knowledge of the significant potential that exists there. Because of the recent decline in U.S. housing starts, the U.S. South lumber industry is currently experiencing the same downturn as our Canadian operations. However, the market fundamentals and longer-term outlook for the industry are positive. The southern region of the U.S. is North America's fastest growing market for wood products, currently representing approximately 40% of all North American housing starts. The fibre supply is also excellent, with harvests of southern yellow pine projected to continue increasing."

The transaction will include the assignment of multi-year market price log supply agreements with the current owners of International Paper's former southern timberlands. These agreements are expected to provide approximately 15% of the acquired mills' current requirements. West Fraser will also enter into long-term agreements to sell residual wood chips to International Paper at market prices. The transaction will result in the termination of certain pulp supply contracts which were entered into as part of West Fraser's 2004 acquisition of Weldwood and were related to businesses that International Paper has since sold. West Fraser anticipates no significant changes to the employee base at its newly acquired operations.

"We look forward to welcoming our new employees to the West Fraser organization. The combination of their local expertise and experience with our focus on efficient solid wood operations creates the foundation for a strong and successful future for these mills," said Ketcham.

Transaction Details and Synergies

West Fraser intends to finance the acquisition with cash on hand and available lines of credit. The Company is expected to receive duty refunds under the 2006 Softwood Lumber Agreement of approximately US$260 million, after taking into account all interest, charges, taxes and amounts payable to third parties in respect of the refunds.

West Fraser anticipates annual synergies of approximately US$23 million as a result of the transaction. The majority of the projected synergies, likely to be obtained over three years, are expected to be achieved through non-capital operational improvements at the acquired mills and through the implementation of best practices.

About West Fraser

Headquartered in Vancouver, B.C., West Fraser is an integrated forest products company producing lumber, LVL, MDF, plywood, pulp, linerboard, kraft paper and newsprint. The Company currently has 6,900 employees and operations in British Columbia, Alberta and the Southern United States. All of West Fraser's managed Canadian woodlands are certified to a third-party and independently-verified sustainable forest management standard, either the Sustainable Forestry Initiative (SFI) or Canada's national standard for sustainable forest management (CAN/CSA Z809).

Conference Call Details

West Fraser will host a conference call for the investment community at 2:00 p.m. Pacific/5:00 p.m. Eastern today. Participants may access the call by dialing 1-866-898-9626 or 416-340-2216 approximately 10 minutes prior to the start time. This call will also be available via webcast at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1677060 or on the Company's website at http://www.westfraser.com Supporting presentation materials will be available online at both addresses at the time of the call. Members of the media are welcome to listen to the call and ask questions after the investment community portion is completed. For those unable to attend the live conference call, an instant replay will be available until December 13, 2006 at 1-800-408-3053 or 416-695-5800, Passcode: 3205568 followed by the number sign.

Forward-Looking Statements

This release contains forward-looking statements, including statements regarding the anticipated timing and benefits of the transaction between the Company and International Paper. Forward-looking statements, which include all statements that are not historical facts, are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include the successful implementation of the Company's business plan for the acquired facilities including management and administration and anticipated integration with the Company's current business, processes and systems, the timing and extent to which the Company realizes anticipated synergies and other benefits of the acquisition, the reaction of customers, suppliers and other third parties, the diversion of Management's time on acquisition-related issues and other risks and uncertainties, including those disclosed by the Company from time to time. All forward-looking statements in this news release are qualified by these cautionary statements. Readers should not place undue reliance on the forward-looking statements, which reflect Management's plans, estimates,

projections and views only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

%SEDAR: 00002660E

/For further information: For West Fraser Timber Co. Ltd.: Investors: Martti Solin, Executive Vice-President, Finance & Chief Financial Officer; Rodger Hutchinson, Vice-President, Corporate Controller, (604) 895-2700; Media: Ann Gibbon, (778) 999-0064; http://www.westfraser.com/
(WFT.)

CO: West Fraser Timber Co. Ltd.

CNW 16:05e 29-NOV-06



CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars - unaudited)

	As at September 30, 2006	As at December 31, 2005
ASSETS		
Current assets		
Cash and short-term investments	$ 45.3	$ 62.2
Accounts receivable	268.8	308.5
Inventories	467.2	572.0
Prepaid expenses	27.9	14.1
Current assets held for sale (note 2)	25.2	30.7
	834.4	987.5
Property, plant, equipment & timber	2,158.5	2,230.1
Deferred charges	36.7	27.1
Goodwill	263.7	263.7
Other assets (note 3)	133.1	61.6
Long-term assets held for sale (note 2)	63.1	63.7
	$ 3,489.5	$ 3,633.7
LIABILITIES & SHAREHOLDERS' EQUITY		
Current liabilities		
Cheques issued in excess of funds on deposit	$ 34.5	$ 43.9
Operating loans (note 4)	65.3	165.1
Accounts payable and accrued liabilities	295.9	333.1
Income tax payable	11.3	4.6
Current portion of reforestation obligation	52.2	52.3
Current portion of long-term debt	3.9	4.5
Current liabilities held for sale (note 2)	6.2	13.6
	469.3	617.1
Long-term debt	610.3	623.9
Other liabilities (note 5)	129.2	133.0
Future income taxes	309.6	377.6
Long-term liabilities held for sale (note 2)	20.8	16.2
	1,539.2	1,767.8
Shareholders' equity (note 6)	1,950.3	1,865.9
	$ 3,489.5	$ 3,633.7

Number of Common shares outstanding at October 24, 2006 was 42,767,964



CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(in millions of Canadian dollars - unaudited)

	Julyl 1 to September 30		January 1 to September 30	
	2006	2005	**2006**	2005
Sales	**$ 808.7**	$ 889.5	**$ 2,598.6**	$ 2,744.7
Costs and expenses				
Cost of products sold	**580.0**	613.5	**1,779.3**	1,774.8
Freight and other distribution costs	**131.4**	137.6	**422.9**	401.5
Countervailing and antidumping duties	**17.0**	38.9	**61.1**	122.5
Amortization	**61.5**	68.4	**183.3**	191.0
Selling, general and administration	**29.1**	31.2	**86.6**	95.2
Share option recovery	**(2.2)**	(4.2)	**(6.6)**	(1.1)
Restructuring charge (note 7)	**-**	-	**37.6**	-
	816.8	885.4	**2,564.2**	2,583.9
Operating earnings (loss)	**(8.1)**	4.1	**34.4**	160.8
Other				
Interest expense - net	**(10.0)**	(10.4)	**(30.7)**	(38.3)
Exchange gain (loss) on long-term debt	**(0.4)**	23.8	**13.6**	13.9
Gain on sale of power purchase agreement (note 3)	**-**	-	**61.8**	-
Gain on timber take-back (note 8)	**-**	-	**13.6**	3.3
Other income (expense)	**1.8**	(10.2)	**(3.8)**	(4.9)
Earnings (loss) before income taxes and non-controlling interest	**(16.7)**	7.3	**88.9**	134.8
Income tax recovery (expense) (note 9)	**8.3**	11.0	**13.4**	(34.4)
Earnings (loss) before non-controlling interest	**(8.4)**	18.3	**102.3**	100.4
Non-controlling interest	**0.3**	(0.2)	**(0.5)**	(1.4)
Earnings (loss)	**$ (8.1)**	$ 18.1	**$ 101.8**	$ 99.0
Earnings per share (note 11)				
Basic	**$ (0.19)**	$ 0.42	**$ 2.38**	$ 2.32
Diluted	**$ (0.19)**	$ 0.42	**$ 2.36**	$ 2.29

RETAINED EARNINGS

Balance - beginning of period	**$ 1,366.7**	$ 1,254.0	**$ 1,268.8**	$ 1,185.1
Earnings (loss)	**(8.1)**	18.1	**101.8**	99.0
	1,358.6	1,272.1	**1,370.6**	1,284.1
Common share dividends	**(5.9)**	(5.9)	**(17.9)**	(17.9)
Balance - end of period	**$ 1,352.7**	$ 1,266.2	**$ 1,352.7**	$ 1,266.2



CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars - unaudited)

	July 1 to September 30		January 1 September 30	
	2006	2005	**2006**	2005
Cash Flows From Operating Activities				
Earnings (loss)	**$ (8.1)**	$ 18.1	**$ 101.8**	$ 99.0
Items not affecting cash				
Amortization of property, plant, equipment & timber	**61.5**	68.4	**183.3**	191.0
Write down of pulp assets (note 7)	**-**	-	**34.8**	-
Exchange (gain) loss on long-term debt	**0.4**	(23.8)	**(13.6)**	(13.9)
Change in reforestation obligation	**(13.1)**	(11.3)	**(12.0)**	(5.6)
Change in other long-term liabilities	**0.6**	0.1	**8.0**	1.3
Change in deferred charges	**(4.8)**	(3.5)	**(9.7)**	(1.3)
Future income taxes	**(8.1)**	(13.9)	**(62.9)**	(31.5)
Gain on asset sales	**(0.5)**	(1.9)	**(75.3)**	(5.4)
Other	**2.0**	0.8	**3.6**	3.2
	29.9	33.0	**158.0**	236.8
Net change in non-cash working capital items	**97.5**	38.5	**98.4**	(191.1)
	127.4	71.5	**256.4**	45.7
Cash Flows From Financing Activities				
Repayment of long-term debt	**-**	(148.4)	**(0.6)**	(249.0)
Net proceeds from (repayment of) operating loans	**(101.2)**	100.0	**(99.8)**	34.0
Common share dividends	**(5.9)**	(5.9)	**(17.9)**	(17.9)
Issuance of Common shares	**0.2**	0.2	**0.5**	0.4
	(106.9)	(54.1)	**(117.8)**	(232.5)
Cash Flows From Investing Activities				
Additions to property, plant, equipment & timber	**(48.0)**	(58.6)	**(165.8)**	(160.9)
Proceeds from disposal of property, plant, equipment & timber	**30.1**	16.7	**33.4**	23.4
Decrease (increase) in other assets	**0.2**	5.5	**(13.7)**	0.1
	(17.7)	(36.4)	**(146.1)**	(137.4)
Increase (decrease) in net cash *	**2.8**	(19.0)	**(7.5)**	(324.2)
Net cash - beginning of period	**8.0**	44.4	**18.3**	349.6
Net cash - end of period	**$ 10.8**	$ 25.4	**$ 10.8**	$ 25.4

*Net cash consists of cash and short term investments, and cheques issued in excess of funds on deposit.

Supplemental information:				
Interest paid	**$ 1.6**	$ 5.9	**$ 23.3**	$ 31.3
Income taxes paid	**$ 12.5**	$ 17.4	**$ 66.1**	$ 242.8



THIRD QUARTER SEGMENTED INFORMATION
(in millions of Canadian dollars - unaudited)

July 1, 2006 to September 30, 2006	Lumber	Panels	Pulp & paper	Corporate & other	Consolidated
Sales					
To external customers	$ 411.8	$ 122.0	$ 274.9	$ -	$ 808.7
To other segments	20.8	1.8	-	-	
	$ 432.6	$ 123.8	$ 274.9	$ -	
EBITDA [1]	$ (10.3)	$ 15.5	$ 50.7	$ (2.5)	$ 53.4
Amortization of property, plant, equipment & timber	28.3	9.7	22.5	1.0	61.5
Operating earnings (loss)	(38.6)	5.8	28.2	(3.5)	(8.1)
Interest expense - net	(5.4)	(1.6)	(3.2)	0.2	(10.0)
Exchange loss on long-term debt	-	-	-	(0.4)	(0.4)
Other income (expense)	2.3	(0.1)	0.1	(0.5)	1.8
Earnings (loss) before income taxes and non-controlling interest	$ (41.7)	$ 4.1	$ 25.1	$ (4.2)	$ (16.7)

July 1, 2005 to September 30, 2005	Lumber	Panels	Pulp & paper	Corporate & other	Consolidated
Sales					
To external customers	$ 519.8	$ 126.8	$ 242.9	$ -	$ 889.5
To other segments	19.6	1.9	-	-	
	$ 539.4	$ 128.7	$ 242.9	$ -	
EBITDA [1]	$ 51.8	$ 13.7	$ 7.8	$ (0.8)	$ 72.5
Amortization of property, plant, equipment & timber	35.6	8.9	23.5	0.4	68.4
Operating earnings (loss)	16.2	4.8	(15.7)	(1.2)	4.1
Interest expense - net	(7.9)	(3.1)	(1.7)	2.3	(10.4)
Exchange gain on long-term debt	-	-	-	23.8	23.8
Other income (expense)	2.0	(0.4)	(0.6)	(11.2)	(10.2)
Earnings (loss) before income taxes and non-controlling interest	$ 10.3	$ 1.3	$ (18.0)	$ 13.7	$ 7.3

1 **Non GAAP measure:**
EBITDA is defined as operating earnings plus amortization of property, plant, equipment and timber plus restructuring charge.



FIRST NINE MONTHS SEGMENTED INFORMATION
(in millions of Canadian dollars - unaudited)

January 1, 2006 to September 30, 2006	Lumber	Panels	Pulp & Paper	Corporate & Other	Consolidated
Sales					
To external customers	$ 1,397.2	$ 373.0	$ 828.4	$ -	$ 2,598.6
To other segments	62.0	5.8	-	-	
	$ 1,459.2	$ 378.8	$ 828.4	$ -	
EBITDA [1]	$ 129.6	$ 47.5	$ 81.3	$ (3.1)	$ 255.3
Amortization of property, plant, equipment & timber	83.0	29.3	68.4	2.6	183.3
Restructuring charge	-	-	37.6	-	37.6
Operating earnings (loss)	46.6	18.2	(24.7)	(5.7)	34.4
Interest expense - net	(16.8)	(5.0)	(8.9)	-	(30.7)
Exchange gain on long-term debt	-	-	-	13.6	13.6
Gain on sale of power purchase agreement	-	-	61.8	-	61.8
Gain on timber take-back	13.6	-	-	-	13.6
Other income (expense)	4.7	0.2	(0.3)	(8.4)	(3.8)
Earnings (loss) before income taxes and non-controlling interest	$ 48.1	$ 13.4	$ 27.9	$ (0.5)	$ 88.9

January 1, 2005 to September 30, 2005	Lumber	Panels	Pulp & Paper	Corporate & Other	Consolidated
Sales					
To external customers	$ 1,577.8	$ 391.0	$ 775.9	$ -	$ 2,744.7
To other segments	64.3	5.6	-	-	
	$ 1,642.1	$ 396.6	$ 775.9	$ -	
EBITDA [1]	$ 262.1	$ 52.6	$ 51.9	$ (14.8)	$ 351.8
Amortization of property, plant, equipment & timber	91.2	27.1	70.7	2.0	191.0
Operating earnings (loss)	170.9	25.5	(18.8)	(16.8)	160.8
Interest expense - net	(23.9)	(9.4)	(7.6)	2.6	(38.3)
Exchange gain on long-term debt	-	-	-	13.9	13.9
Other income (expense)	6.4	(0.3)	0.4	(8.1)	(1.6)
Earnings (loss) before income taxes and non-controlling interest	$ 153.4	$ 15.8	$ (26.0)	$ (8.4)	$ 134.8

1 **Non GAAP measure:**
EBITDA is defined as operating earnings plus amortization of property, plant, equipment and timber plus restructuring charge.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(figures are in millions of dollars except where indicated - unaudited)

1. Basis of presentation

These interim consolidated financial statements should be read in conjunction with the consolidated annual financial statements and notes included in the Company's annual report for the year ended December 31, 2005.

These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2005 consolidated annual financial statements.

2. Assets held for sale

The Company has entered into an agreement for the sale of its approximate 90% interest in two sawmills and their related timber harvesting rights with a closing expected to occur on October 31, 2006, subject to the receipt of customary regulatory and other third party consents and approvals and the satisfaction of certain conditions. These divestitures were required in accordance with an agreement with the Canadian Competition Commissioner upon the Company acquiring Weldwood of Canada Limited. The non-controlling interest that relates to these operations is included in long-term liabilities held for sale.

In the third quarter of 2006, the Company sold a road maintenance business located in Alberta that was previously included in assets held for sale for proceeds of $0.7 million. The resulting gain of $0.3 million is included in other income. In addition, one of two Alberta logging operations held for sale was sold on October 12, 2006 for proceeds of $0.5 million, resulting in a gain of $0.1 million.

The results of operations from these assets are included in the consolidated statement of earnings. Effective January 1, 2006, amortization was discontinued on the assets held for sale.

3. Other assets

	September 30, 2006	December 31, 2005
Power purchase agreements - net	**$ 104.3**	$ 28.7
Investments	**12.6**	16.3
Advances for timber and timber deposits	**16.2**	16.6
	$ 133.1	$ 61.6

Power purchase agreements

The Company entered into two power purchase agreements to acquire a portion of the electricity generated from two power plants in Alberta beginning January 1, 2001, at substantially predetermined prices. Effective May 1, 2006, the Company sold its interest in one of the agreements for proceeds of $68.2 million while concurrently acquiring a greater interest in the remaining agreement for $85.7 million. The transactions were accounted for as a sale and purchase respectively, resulting in a gain of $61.8 million.

The Company sells the electricity acquired under the power purchase agreements at prevailing market prices. At the same time, the Company's Alberta operations purchase electricity at prevailing market prices. Prior to the transactions described above, the Company's share of electricity generated from power plants subject to the agreements was expected to be 130 megawatts per year to and including 2013 and 100 megawatts per year for the period 2014 to 2020. Following the transactions, the Company's share of electricity generated is expected to be 120 megawatts for 2006 and 115 megawatts per year for the period 2007 to 2020. The power purchase agreements are amortized over the life of the underlying agreements.

4. Operating loans

The Company has approximately $530.0 million in revolving lines of credit, $65.3 million of which was drawn as at September 30, 2006. Interest is payable at floating rates based on Prime, US base, Bankers' Acceptances or LIBOR at the Company's option. Various letters of credit totalling $15.6 million have been issued on behalf of the Company.

All long-term debt and bank lines of credit are unsecured except for a $5.0 million joint-venture line of credit which is secured by its working capital.

5. Other liabilities

	September 30, 2006	December 31, 2005
Post-retirement obligations	**$ 52.9**	$ 44.2
Timber damage deposits	**10.8**	10.9
Reforestation obligation – long-term	**56.2**	68.2
Other asset retirement obligations	**9.3**	9.7
	$ 129.2	$ 133.0

6. Shareholders' equity

	September 30, 2006		December 31, 2005	
	Number of Shares Issued	**Amount**	Number of Shares Issued	Amount
Common	**37,881,725**	**$ 597.5**	37,871,786	$ 597.0
Class B common	**4,885,206**	**0.5**	4,885,206	0.5
Total Common	**42,766,931**	**598.0**	42,756,992	597.5
Retained earnings		**1,352.7**		1,268.8
Share purchase loans		**(0.4)**		(0.4)
Shareholders' equity		**$ 1,950.3**		$ 1,865.9

Common shares

For the three months ended September 30, 2006, the Company issued 3,226 Common shares for cash of $0.2 million (for the nine months ended September 30, 2006 the Company issued 9,939 Common shares for cash of $0.5 million).

7. **Restructuring charge**

In the first quarter of 2006, the Company expensed $37.6 million related to a restructuring of the pulp mill in Hinton, Alberta. Of this amount, $34.8 million was for the write down of property, plant, equipment and timber with the balance for other restructuring costs.

8. **The Forestry Revitalization Plan ("FRP")**

In 2003, the Government of B.C. ("Crown") enacted the FRP which provided for changes to Crown forest policy and to the allocation of Crown timber tenures to licensees. The harvesting rights associated with replaceable tenures in excess of certain annual volumes were reduced by 20%, and assets such as roads and bridges in the affected areas were also expropriated. The effect of the timber take-back was a reduction of approximately 1,275,000 m^3 of the Company's existing allowable annual cut on replaceable tenures. The Company has received $30.7 million for the tenure reduction and certain related assets resulting in a gain of $13.6 million.

9. **Income taxes**

The Company's effective tax rate is as follows:

	July 1 to September 30, 2006		July 1 to September 30, 2005	
	Amount	**%**	Amount	%
Income taxes at statutory rates	**$ 5.7**	**34.6**	$ (2.5)	(34.7)
Non – taxable amounts	**0.7**	**4.3**	5.6	77.7
Rate differentials between jurisdictions and on specified activities	**2.4**	**14.6**	0.4	5.6
Reductions in statutory income tax rates	**-**	**-**	9.5	131.8
Other	**(0.5)**	**(3.0)**	(2.0)	(27.7)
Income tax recovery (expense)	**$ 8.3**	**50.5**	$ 11.0	152.7

	January 1 to September 30, 2006		January 1 to September 30, 2005	
	Amount	**%**	Amount	%
Income taxes at statutory rates	**$ (30.1)**	**(34.1)**	$ (46.6)	(34.9)
Non – taxable amounts	**13.8**	**15.6**	1.9	1.4
Rate differentials between jurisdictions and on specified activities	**4.2**	**4.7**	5.4	4.0
Reductions in statutory income tax rates	**33.1**	**37.4**	9.5	7.1
Other	**(7.6)**	**(8.4)**	(4.6)	(3.4)
Income tax recovery (expense)	**$ 13.4**	**15.2**	$ (34.4)	(25.8)

10. Employee future benefits

The total benefit cost of the Company's defined benefit pension plans was $5.4 million for the three months ended September 30, 2006 (three months ended September 30,2005 - $8.1 million) and $17.8 million for the nine months ended September 30, 2006 (nine months ended September 30, 2005 - $22.9 million).

11. Earnings per share

Basic earnings per share is calculated based on earnings available to Common shareholders, as set out below, using the weighted average number of Common shares outstanding. Diluted earnings per share assume the exercise of share options using the treasury stock method.

	July 1 to September 30		January 1 to September 30	
	2006	2005	**2006**	2005
Earnings (loss)	**$ (8.1)**	$ 18.1	**$ 101.8**	$ 99.0
Weighted average number of shares (thousands)				
Weighted average shares – basic	**42,753**	42,732	**42,750**	42,729
Share options – treasury stock method	**306**	532	**374**	561
Weighted average shares - diluted	**43,059**	43,264	**43,124**	43,290
Earnings per share (dollars)				
Basic	**$ (0.19)**	$ 0.42	**$ 2.38**	$ 2.32
Diluted	**$ (0.19)**	$ 0.42	**$ 2.36**	$ 2.29

12. Countervailing and antidumping duties

In 2002, the U.S. Department of Commerce ("USDOC") issued its final determination in the countervailing and antidumping investigations, which resulted in a countervailing duty ("CVD") rate of 18.79% and an antidumping duty ("ADD") rate specific to the Company of 2.18%, both to be posted by cash deposits effective from May 22, 2002.

On April 21, 2004, the USDOC issued a response to an earlier North American Free Trade Agreement ("NAFTA") ruling regarding specific challenges made to the ADD rate calculation. The USDOC concluded that West Fraser's ADD rate would be reduced from 2.18% to 1.79% representing *de minimis* level, with the result that West Fraser would be exempted from the ADD order. In response to a July 11, 2005 USDOC remand determination which did not revoke the antidumping order against the Company, on July 21, 2005, a NAFTA panel affirmed its prior instruction that the anti-dumping order against West Fraser must be revoked.

On September 10, 2004, the U.S. International Trade Commission ("ITC") issued, in response to a NAFTA remand decision, a determination finding that the U.S. lumber industry was not threatened with material injury by reason of lumber imports from Canada. On November 24, 2004, the U.S. government launched an Extraordinary Challenge of the legality of the decision of the NAFTA panel. On August 10, 2005, a NAFTA Extraordinary Challenge Committee upheld a NAFTA panel ruling that evidence relied upon by the U.S. did not support its finding that Canadian imports threatened to injure the U.S. industry and further confirmed the panel's specific instruction that the U.S. find no threat of injury. This

ruling was expected to result in the U.S. withdrawal of the CVD and ADD cases, and the refund of cash deposits with interest. The U.S. has so far refused to comply with the ruling.

Effective December 20, 2004 the Company's CVD and ADD deposit rates were reduced to 17.18% and 0.92%, respectively, as a result of the final determination in the first Administrative Review. These deposits were further reduced due to a ministerial error and recalculated to 16.37% for CVD on February 24, 2005 and to 0.91% for ADD on January 17, 2005.

Effective December 12, 2005, the Company's CVD and ADD deposit rates were reduced to 8.70% and 0.51% respectively, as a result of the final determination in the second Administrative Review.

The Company has recorded an expense for CVD and ADD equal to the amount paid as cash deposits throughout applicable periods. A refund of deposits will be recorded as income when receipt is reasonably certain. As at September 30, 2006, the total amount on deposit from May 22, 2002 related to CVD and ADD was US$384.7 million and US$39.5 million respectively. These amounts do not include the amounts on deposit from Weldwood prior to the acquisition by the Company on December 31, 2004, as the previous owner is entitled to any refunds on these amounts.

On July 1, 2006, Canadian and U.S. government representatives agreed to the terms of a softwood lumber agreement. The basic terms include replacing the existing duty deposits with a Canadian-imposed export tax, or a combination of a lower tax and quota, both of which may vary based on the price of lumber and the level of shipments to the United States. In addition, out of the existing duty deposits of approximately US$5.3 billion, the U.S. will retain approximately US$1 billion with the balance returned to the Canadian companies with interest. The agreement requires both sides to withdraw all litigation, the U.S. industry petitioners to execute letters waiving their right to file another case while the agreement is in effect and substantially all of the Canadian industry to consent to the distribution of duty deposits. The agreement requires legislation to be passed by the Canadian parliament.

On October 12, 2006, the Softwood Lumber Agreement ("SLA 2006") came into force with the result that the Company began paying an export tax of 15% to the Canadian government on shipments from that date. SLA 2006 is still subject to the passage of legislation by the Canadian parliament. Refunds of approximately US$343 million before tax (81% of US$424 million), plus interest, may be received, although the timing of receipt is still uncertain.

Management's Discussion & Analysis

The following discussion and analysis should be read in conjunction with the unaudited consolidated interim financial statements included in this quarterly report and Management's Discussion & Analysis included in the Company's 2005 Annual Report. Additional information relating to the Company, including the Company's Annual Information Form is available on SEDAR at www.sedar.com.

The information contained in this report includes forward-looking statements, the accuracy of which depends on a number of assumptions and is subject to risks and uncertainties. These include, but are not limited to, uncertainties associated with the effect of general economic conditions on demand for the Company's products, foreign exchange rate fluctuations, trade sanctions, the availability of fibre and changes in stumpage fees, competition, operational curtailments and transportation limitations, natural disasters, insect infestation, the effects of forestry, land use, environmental and other government laws and regulations, First Nations claims, and the ability of the Company to execute its business plans. Accordingly, actual results, performance and achievements of the Company may differ materially from those projected. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Throughout this report, reference is made to EBITDA (defined as operating earnings plus amortization of property, plant, equipment and timber, plus restructuring charges), which the Company considers to be a key performance indicator. EBITDA is not a generally accepted earnings measure and should not be considered as an alternative to earnings or cash flows as determined in accordance with Canadian generally accepted accounting principles. As there is no standardized method of calculating EBITDA, the Company's use of the term may not be directly comparable with similarly titled measures used by other companies.

The information in this report is as at October 25, 2006.

REVENUE AND EARNINGS COMPARISON

	2006			2005	
	Q3	**Q2**	**YTD**	**Q3**	**YTD**
Financial Highlights (Millions of $, except as noted)					
Sales	**809**	888	**2,599**	890	2,745
Operating earnings	**(8)**	27	**34**	4	161
Amortization of property, plant, equipment & timber	**61**	60	**183**	69	191
Restructuring charge	**-**	-	**38**	-	-
EBITDA	**53**	87	**255**	73	352
EBITDA margin (%)	**7**	10	**10**	8	13
Gain on sale of power purchase agreement	-	62	**62**	-	-
Gain on timber take-back	**-**	14	**14**	-	-
Earnings	**(8)**	104	**102**	18	99
Diluted earnings per share ($)	**(0.19)**	2.41	**2.36**	0.42	2.29
$CDN / $US - average	**1.122**	1.121	**1.133**	1.201	1.224
Operating Highlights					
Lumber (MMfbm)					
Production	**1,060**	1,080	**3,276**	1,038	3,201
Shipments	**1,046**	1,131	**3,275**	1,135	3,185
Panels					
Plywood (MMsf – 3/8")					
Production	**183**	190	**557**	183	546
Shipments	**192**	190	**558**	203	551
LVL (Mcf)					
Production	**767**	797	**2,345**	809	2,442
Shipments	**623**	811	**2,184**	784	2,400
MDF (MMsf – 3/4")					
Production	**74**	76	**221**	74	220
Shipments	**70**	78	**226**	70	216
Pulp & Paper (Mtonnes)					
Linerboard & Kraft Paper					
Production	**119**	102	**342**	116	336
Shipments	**109**	120	**353**	109	338

	2006			2005	
	Q3	Q2	YTD	Q3	YTD
NBSK					
Production	**149**	112	**402**	147	427
Shipments	**145**	139	**429**	147	421
BCTMP					
Production	**140**	144	**424**	148	416
Shipments	**137**	164	**464**	112	385
Newsprint					
Production	**30**	32	**94**	34	101
Shipments	**31**	31	**94**	33	99

SELECTED QUARTERLY INFORMATION

($ millions, except earnings per share amounts which are in $)

	Q3-06	Q2-06	Q1-06	Q4-05	Q3-05	Q2-05	Q1-05	Q4-04
Sales	**809**	888	902	832	890	953	902	552
Earnings	**(8)**	104	6	9	18	38	43	41
Basic EPS	**(0.19)**	2.43	0.14	0.20	0.42	0.89	1.00	1.10
Diluted EPS	**(0.19)**	2.41	0.14	0.20	0.42	0.88	0.99	0.94

The decrease in operating earnings for the quarter compared to the second quarter of 2006 and third quarter of 2005 was due primarily to lower lumber prices. The decline in lumber prices reduced revenue and also led to a write down of approximately $36 million of the value of the Company's log and lumber inventories to reflect their lower net realizable value in the quarter. Higher product prices for pulp and paper during the quarter compared to the previous quarter and the third quarter of 2005 partially offset the decline in lumber earnings.

The combination of lower lumber prices, the log and lumber inventory write down, a stronger Canadian dollar and the $38 million Hinton Pulp restructuring charge contributed to lower operating earnings in the first nine months of 2006 compared to the first nine months of 2005.

Interest expense was $31 million for the first nine months of 2006 compared to $38 million for the same period of 2005. The decrease in interest expense from last year was due mainly to lower debt levels, interest earned on cash held on deposit in 2006 and deferred charges of $3 million expensed in the second quarter of 2005 related to a debt pre-payment.

The change in value of the Canadian dollar relative to the U.S. dollar resulted in an exchange loss in the third quarter of less than $1 million on the Company's U.S. denominated long-term debt. This compares to an exchange gain of $16 million in the second quarter of 2006 and an exchange gain of $24 million in the third quarter of 2005. In each of the first nine months of 2006 and of 2005 there was an exchange gain of $14 million. The change in exchange rate also resulted in a gain on the translation of receivables and other items, included in other income, of $1 million in the third quarter compared to a $13 million translation loss in the third quarter of 2005. For the first nine months of 2006 the translation loss was $7 million compared to an $11 million translation loss in the first nine months of 2005. Other income also includes gains on the sale of property, plant, equipment and timber.

Effective May 1, 2006 the Company sold its interests in one of two power purchase agreements to which it was a party for proceeds of $68 million while concurrently acquiring a greater interest in the remaining agreement for $86 million. These transactions were accounted for as a sale and purchase respectively, resulting in a gain of $62 million. See note 3 to the unaudited interim consolidated financial statements. The reinvestment of the proceeds of $68 million combined with the additional investment of $18 million in the remaining agreement provides the Company with an increased interest in the power purchase agreement related to a newer and lower cost power plant providing a more consistent energy hedge and substantially protecting its energy position through 2020.

During the second quarter, West Fraser reached an agreement with the Province of British Columbia for compensation for timber rights expropriated by the Province under the government's Forestry Revitalization Plan. The Company received approximately $29 million from the Province in compensation for the loss of approximately 1,275,000 m^3 of annual allowable cut from its replaceable forest tenures and received an additional $2 million for certain related assets. A gain of $14 million is included in earnings.

The effective tax rate for the first nine months of 2006 and 2005 was lower than the statutory rate primarily due to reductions during 2006 in federal and Alberta tax rates and the reduction during 2005 in the British Columbia tax rate. Note 9 to the unaudited interim consolidated financial statements provides a reconciliation from the statutory income tax rate to the effective income tax rate.

LUMBER

		2006		2005	
	Q3	Q2	YTD	Q3	YTD
Sales - $ millions	**433**	500	**1,459**	539	1,642
EBITDA - $ millions	**(10)**	49	**130**	52	262
EBITDA margin - %	**-**	10	**9**	10	16
Operating Earnings - $ millions	**(39)**	21	**47**	16	171
Benchmark Price					
SPF #2 & Better 2 x 4 (US$ per Mfbm)[1]	**278**	316	**312**	328	361
SYP #2 West 2 x 4 (US$ per Mfbm)[2]	**286**	351	**349**	443	423

1. Source: Random Lengths – 2x4, # 2 & Better – Net FOB mill.
2. Source: Random Lengths – 2x4 - Net FOB mill westside

Despite lower export duties, operating earnings declined in the third quarter and first nine months of 2006 compared to the same periods of 2005 due primarily to lower lumber prices, the strong Canadian dollar and a $36 million log and lumber inventory write down to net realizable value in the third quarter of 2006. Lower chip prices also affected operating earnings in the first nine months of 2006 compared to the same period of 2005.

In the third quarter of 2006, West Fraser expensed lumber duty deposits of $17 million compared to $39 million in the third quarter of 2005, reflecting reduced duty rates and lumber prices. West Fraser's duties on deposit, excluding interest thereon, total approximately US $424 million as at September 30, 2006, excluding amounts deposited by Weldwood of Canada Limited ("Weldwood") prior to its acquisition by the Company, refunds of which are for the account of the previous owner. The following table presents duties expensed in the periods indicated.

Export Duties
($ millions)

	Q1	Q2	Q3	Q4	Total
2006	**22**	**22**	**17**	**-**	**61**
2005	40	43	39	29	151
2004	31	42	52	31	156
2003	23	26	31	32	112
2002 [1]	2	(13)	29	24	42

1. After 2001duty reversals.

The Company has entered into an agreement to sell its approximate 90% interest in the Burns Lake and Decker Lake sawmills and, subject to the receipt of customary regulatory and other third party consents and approvals, and the satisfaction of certain conditions, expects to complete this sale on October 31, 2006. The mills have an annual capacity of approximately 365 MMfbm and timber tenures with an AAC of 450,000 m^3. These divestitures were required in accordance with an agreement made between the Company and the Canadian Competition Commissioner in connection with the acquisition of Weldwood.

The new Quesnel sawmill is expected to commence operations in October 2006. The sawmill will have an annual production capacity of 500 MMfbm operating on a two shift basis, an increase from the original mill's capacity of 380 MMfbm operating on a three shift basis. The existing sawmill will run in tandem with the new sawmill for the start-up period minimizing lost production.

Annualized September 2006 U.S. housing starts were 1.8 million units which compares to September 2005 annualized housing starts of 2.2 million units. The reduction in housing starts has led to reduced demand for lumber and lower prices and has resulted in some sawmill shutdowns in both the United States and Canada. It is anticipated that a reduction in supply may help alleviate the downward pressure on lumber prices resulting from the decline in U.S. housing starts. The benchmark SPF 2x4 lumber price ended the third quarter of 2006 at US $248 per Mfbm.

PANELS

	2006			2005	
	Q3	Q2	YTD	Q3	YTD
Sales - $ millions	**124**	129	**379**	129	397
EBITDA - $ millions	**16**	16	**48**	14	53
EBITDA margin - %	**13**	12	**13**	11	13
Operating Earnings - $ millions	**6**	5	**18**	5	26
Benchmark Price					
MDF (US$ per MSF 3/4" basis)[1]	**471**	431	**439**	413	416
Plywood (Cdn$ per MSF 3/8" basis)[2]	**363**	360	**366**	359	386

1. Source: Resource Information Systems, Inc. – MDF Western U.S. – Net FOB mill.
2. Source: Crow's Market Report – Delivered Toronto

Operating earnings for the quarter were similar to the prior quarter and third quarter of 2005 as the price improvement for MDF was offset by increased unit production costs in the LVL division due in part to lower production. Operating earnings were lower for the first nine months of 2006 compared to the first nine months of 2005 due primarily to lower plywood prices. The stronger Canadian dollar offset the price increases realized for MDF over the first nine months of 2006 compared to the first nine months of 2005.

PULP & PAPER

	2006			2005	
	Q3	Q2	YTD	Q3	YTD
Sales - $ millions	**275**	281	**828**	243	776
EBITDA - $ millions	**51**	18	**81**	8	52
EBITDA margin - %	**18**	6	**10**	3	7
Operating Earnings - $ millions	**28**	(5)	**(25)**	(16)	(19)
Benchmark Price					
NBSK (US$ per tonne)[1]	**757**	705	**705**	623	649
Linerboard (US$ per tonne)[2]	**568**	568	**549**	439	473
Newsprint (US$ per tonne)[3]	**663**	658	**655**	612	591

1. Source: Resource Information Systems, Inc. – U.S. list price, delivered U.S.
2. Source: Pulp & Paper Week – Unbleached linerboard kraft, East
3. Source: Resource Information Systems, Inc. – U.S. delivered 48.8 gram newsprint

Operating earnings improved in the third quarter of 2006 compared to the second quarter of 2006 mainly as the result of the return to normalized production volumes and costs at the Hinton and Cariboo pulp mills and the linerboard and kraft paper mill at Kitimat after completion of the annual maintenance shut downs in the second quarter of 2006. Operating earnings improved in the third quarter of 2006 compared to the third quarter of 2005 due primarily to higher product prices offset partially by the stronger Canadian dollar.

Operating earnings were lower in the first nine months of 2006 compared to the same period of 2005 due mainly to the $38 million restructuring charge in 2006 relating to Hinton Pulp. Higher product prices and lower chip and natural gas costs partially offset the effect of the one-time restructuring charge. The stronger Canadian dollar offset a large part of the increase in product prices which are denominated in U.S. dollars.

Both BCTMP mills operated well in the quarter and during the first nine months of the year resulting in increased production volumes at both mills relative to the first nine months of 2005. As a result of high electricity prices in Alberta, production at the Slave Lake pulp mill was at times curtailed, resulting in approximately 2,900 tonnes of lost production in the third quarter of 2006 and a total of 3,100 tonnes for the first nine months of 2006.

NBSK pulp production was higher in the third quarter of 2006 compared to the second quarter of 2006 as the annual maintenance shut downs at both NBSK pulp mills were completed in the second quarter. Production at the Cariboo pulp mill was also affected in the second quarter by additional downtime related to the failure of a bleach plant tank. Total NBSK pulp production in the first nine months of 2006 was lower compared to the same period in 2005 because of extended maintenance shutdowns in 2006 compared to 2005. In addition, production in 2006 at the Hinton mill has been adversely affected by a series of unrelated operating issues.

Production at the linerboard and kraft paper mill in Kitimat continues at record levels. The higher production has contributed to improved efficiencies and lower costs of production in the third quarter and in the first nine months of 2006 compared to the second quarter of 2006 and the comparative periods in 2005.

During the quarter, the Company pleaded guilty to two environmental charges relating to an incident that occurred in 2002 at the Kitimat facility resulting in a $0.1 million penalty. Improvements to environmental operating procedures and equipment have been made to reduce the risk of similar incidents occurring in the future.

In March 2006, the Company announced the permanent closure of Hinton Pulp's # 1 pulp machine and wood room and a $20 million upgrade of the remaining pulp machine. Upon completion of these changes, expected by the second quarter of 2007, the mill will have an annual capacity of 350,000 tonnes. In the first quarter of 2006 the Company recorded charges of $35 million against property, plant, equipment and timber and $3 million for other restructuring costs.

Pulp prices were higher in the quarter compared to the second quarter of 2006 and the third quarter of 2005 resulting in improved mill net returns for both NBSK and BCTMP. The stronger Canadian dollar in the third quarter of 2006 compared to the third quarter of 2005 reduced the effect of the pulp price increase. Mill nets were only marginally higher in the first nine months of 2006 compared to the first nine months of 2005 as the stronger Canadian dollar in 2006 significantly reduced the benefit of higher pulp prices. Pulp prices are expected to remain at current levels through the remainder of 2006.

During the third quarter, U.S. dollar linerboard prices remained much the same as in the second quarter of 2006. Mill nets were up approximately 10% from the third quarter of 2005 despite the stronger Canadian dollar. The outlook for linerboard is for continued strength in both demand and prices through to the end of the year.

Production at the Alberta Newsprint mill was lower compared to the same periods of 2005 due in part to an increase in production of lower basis weight newsprint as well as power-related curtailments during periods of high electricity prices. These curtailments resulted in 1,425 tonnes of lost production in the third quarter of 2006 and 1,567 tonnes for the first nine months of 2006. Newsprint prices increased in the third quarter and the short-term outlook is for prices to remain stable.

CAPITAL STRUCTURE

The Company issued 3,226 Common shares pursuant to the Employee Share Purchase Plan during the three months ended September 30, 2006 (first nine months of 2006 - 9,939 Common shares). The shares issued and outstanding at September 30, 2006 and at December 31, 2005 are presented in the table below.

	September 30, 2006	December 31, 2005
Common	**37,881,725**	37,871,786
Class B common	**4,885,206**	4,885,206
Total Common	**42,766,931**	42,756,992

Common shares and Class B common shares are equal in all respects except that each Class B common share may be exchanged for one Common share.

CAPITAL REQUIREMENTS AND LIQUIDITY

Summary of Financial Position

	September 30, 2006	December 31, 2005
Net Cash [1] - $ millions	**11**	18
Current Assets - $ millions	**834**	988
Current Liabilities - $ millions	**469**	617
Ratio of current assets to current liabilities	**1.8**	1.6
Net Debt [2] - $ millions	**669**	775
Shareholders' Equity - $ millions	**1,950**	1,866
Net Debt to Capitalization - %[2]	**26**	29

1. Net cash consists of cash and short-term investments less cheques issued in excess of funds on deposit.
2. Net debt (total debt less cash and short-term investments) divided by net debt plus shareholders' equity.

The Company's cash requirements, other than for operating purposes, are primarily for interest payments, repayment of debt, additions to property, plant, equipment and timber, acquisitions and payment of common share dividends. In years without a major acquisition or significant debt repayment, cash on hand and cash provided by operations have normally been sufficient to meet these requirements.

Selected Cash Flow Items

($ millions)

	2006			2005	
	Q3	Q2	YTD	Q3	YTD
Cash provided from (used in):					
Operating Activities					
Cash provided before working capital changes	**30**	26	**158**	33	237
Non-cash working capital items	**98**	118	**98**	39	(191)
Total operating activities	**128**	144	**256**	72	46
Financing Activities					
Debt and operating loans	**(101)**	(74)	**(101)**	(48)	(215)
Dividends & other	**(6)**	(6)	**(17)**	(6)	(18)
Total financing activities	**(107)**	(80)	**(118)**	(54)	(233)
Investing Activities					
Additions to property, plant, equipment & timber	**(48)**	(63)	**(166)**	(59)	(161)
Other	**30**	(15)	**20**	22	24
Total investing activities	**(18)**	(78)	**(146)**	(37)	(137)
Change in cash	**3**	(14)	**(8)**	(19)	(324)

Lower accounts receivable, inventories and prepaid expenses partially offset by lower accounts payable contributed to the $98 million cash flow from non-cash working capital in the third quarter of 2006. Non-cash working capital items for the first nine months of 2005 included cash tax payments of $243 million.

Additions to property, plant, equipment and timber of $48 million in the quarter include $14 million related to the new Quesnel sawmill. Proceeds from disposal of property, plant, equipment and timber for the quarter were $30 million, most of which related to the timber take-back.

At September 30, 2006, the Company had unused committed credit facilities of approximately $465 million.

STUMPAGE

On July 1, 2006, the Province of British Columbia enacted a new timber pricing system for the B.C. Interior. The change to market based timber pricing has been anticipated for some time since it was announced as part of the Province's Forestry Revitalization Plan in 2003. Under the new pricing system, stumpage will be based on timber sales data derived from publicly auctioned timber rather than on the Statistics Canada lumber and chip price indices. The impact of this change on the Company's stumpage costs is not expected to be material for the balance of the year.

SOFTWOOD LUMBER DISPUTE UPDATE

On July 1, 2006, Canadian and U.S. government representatives agreed to the terms of a Softwood Lumber Agreement ("SLA 2006"). The basic terms include a termination of the existing duty deposit requirements and the imposition of a Canadian-imposed export tax, or a combination of a lower tax and quota, both of which may vary based on the price of lumber and the level of shipments to the United States. In addition, out of the existing duty deposits of approximately US $5.3 billion, a payment of approximately US $1 billion will be made to U.S. interests with half of that being paid to members of the U.S. coalition who initiated proceedings which resulted in the duty deposit requirements. The balance, including interest, will be returned to the Canadian companies. SLA 2006 requires both sides to withdraw all litigation and the U.S. industry petitioners to execute letters waiving their right to file another case while SLA 2006 is in effect. SLA 2006 requires legislation to be passed by the Canadian parliament, which is expected to occur late this year.

On October 12, 2006 SLA 2006 came into force, with BC and Alberta electing to be governed by the "export tax only" option under SLA 2006 which will result in the following export taxes:

Prevailing Monthly Price(based on Random Lengths Framing Lumber Composite Price)	Export Tax (%)
Over US $355	Nil
US $336 - $355	5
US $316 - $335	10
US $315 or under	15

As at October 12, 2006, the Random Lengths Framing Lumber Composite Price was under US $315 per Mfbm and accordingly, shipments to the U.S. after that date will incur a 15% export tax payable to the Canadian government. The export tax will be re-determined monthly based on the then current composite price. If the monthly volume of exports from a region selecting the export tax only option exceeds a certain "Trigger Volume" as defined in the SLA 2006 a Surge Mechanism will increase the tax rate for that month by 50%.

The Company has not recorded a reversal of previously expensed duties at this time due to uncertainty related to both the timing of receipt of refunds and the approval of related legislation by the Canadian parliament. It is expected that the conditions necessary to record the return of the lumber duties plus interest in income may be present prior to the end of the fourth quarter.

FORM 52-109F2

Certification of Interim Filings

I, Henry H. Ketcham, Chairman, President and Chief Executive Officer of West Fraser Timber Co. Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of West Fraser Timber Co. Ltd. (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: October 26, 2006.

"Henry H. Ketcham"
Henry H. Ketcham
Chairman, President and Chief Executive Officer

35

FORM 52-109F2

Certification of Interim Filings

I, Martti Solin, Executive Vice President, Finance and Chief Financial Officer of West Fraser Timber Co. Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of West Fraser Timber Co. Ltd. (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: October 26, 2006.

"Martti Solin"
Martti Solin
Executive Vice President , Finance and
Chief Financial Officer

1339843.1



CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars - unaudited)

	As at September 30, 2006	As at December 31, 2005
ASSETS		
Current assets		
Cash and short-term investments	$ 45.3	$ 62.2
Accounts receivable	268.8	308.5
Inventories	467.2	572.0
Prepaid expenses	27.9	14.1
Current assets held for sale (note 2)	25.2	30.7
	834.4	987.5
Property, plant, equipment & timber	2,158.5	2,230.1
Deferred charges	36.7	27.1
Goodwill	263.7	263.7
Other assets (note 3)	133.1	61.6
Long-term assets held for sale (note 2)	63.1	63.7
	$ 3,489.5	$ 3,633.7
LIABILITIES & SHAREHOLDERS' EQUITY		
Current liabilities		
Cheques issued in excess of funds on deposit	$ 34.5	$ 43.9
Operating loans (note 4)	65.3	165.1
Accounts payable and accrued liabilities	295.9	333.1
Income tax payable	11.3	4.6
Current portion of reforestation obligation	52.2	52.3
Current portion of long-term debt	3.9	4.5
Current liabilities held for sale (note 2)	6.2	13.6
	469.3	617.1
Long-term debt	610.3	623.9
Other liabilities (note 5)	129.2	133.0
Future income taxes	309.6	377.6
Long-term liabilities held for sale (note 2)	20.8	16.2
	1,539.2	1,767.8
Shareholders' equity (note 6)	1,950.3	1,865.9
	$ 3,489.5	$ 3,633.7

Number of Common shares outstanding at October 24, 2006 was 42,767,964



CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(in millions of Canadian dollars - unaudited)

	Julyl 1 to September 30 2006	2005	January 1 to September 30 2006	2005
Sales	**$ 808.7**	$ 889.5	**$ 2,598.6**	$ 2,744.7
Costs and expenses				
Cost of products sold	**580.0**	613.5	**1,779.3**	1,774.8
Freight and other distribution costs	**131.4**	137.6	**422.9**	401.5
Countervailing and antidumping duties	**17.0**	38.9	**61.1**	122.5
Amortization	**61.5**	68.4	**183.3**	191.0
Selling, general and administration	**29.1**	31.2	**86.6**	95.2
Share option recovery	**(2.2)**	(4.2)	**(6.6)**	(1.1)
Restructuring charge (note 7)	**-**	-	**37.6**	-
	816.8	885.4	**2,564.2**	2,583.9
Operating earnings (loss)	**(8.1)**	4.1	**34.4**	160.8
Other				
Interest expense - net	**(10.0)**	(10.4)	**(30.7)**	(38.3)
Exchange gain (loss) on long-term debt	**(0.4)**	23.8	**13.6**	13.9
Gain on sale of power purchase agreement (note 3)	**-**	-	**61.8**	-
Gain on timber take-back (note 8)	**-**	-	**13.6**	3.3
Other income (expense)	**1.8**	(10.2)	**(3.8)**	(4.9)
Earnings (loss) before income taxes and non-controlling interest	**(16.7)**	7.3	**88.9**	134.8
Income tax recovery (expense) (note 9)	**8.3**	11.0	**13.4**	(34.4)
Earnings (loss) before non-controlling interest	**(8.4)**	18.3	**102.3**	100.4
Non-controlling interest	**0.3**	(0.2)	**(0.5)**	(1.4)
Earnings (loss)	**$ (8.1)**	$ 18.1	**$ 101.8**	$ 99.0
Earnings per share (note 11)				
Basic	**$ (0.19)**	$ 0.42	**$ 2.38**	$ 2.32
Diluted	**$ (0.19)**	$ 0.42	**$ 2.36**	$ 2.29

RETAINED EARNINGS

	2006	2005	2006	2005
Balance - beginning of period	**$ 1,366.7**	$ 1,254.0	**$ 1,268.8**	$ 1,185.1
Earnings (loss)	**(8.1)**	18.1	**101.8**	99.0
	1,358.6	1,272.1	**1,370.6**	1,284.1
Common share dividends	**(5.9)**	(5.9)	**(17.9)**	(17.9)
Balance - end of period	**$ 1,352.7**	$ 1,266.2	**$ 1,352.7**	$ 1,266.2



CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars - unaudited)

	July 1 to September 30		January 1 September 30	
	2006	2005	**2006**	2005
Cash Flows From Operating Activities				
Earnings (loss)	**$ (8.1)**	$ 18.1	**$ 101.8**	$ 99.0
Items not affecting cash				
Amortization of property, plant, equipment & timber	**61.5**	68.4	**183.3**	191.0
Write down of pulp assets (note 7)	**-**	-	**34.8**	-
Exchange (gain) loss on long-term debt	**0.4**	(23.8)	**(13.6)**	(13.9)
Change in reforestation obligation	**(13.1)**	(11.3)	**(12.0)**	(5.6)
Change in other long-term liabilities	**0.6**	0.1	**8.0**	1.3
Change in deferred charges	**(4.8)**	(3.5)	**(9.7)**	(1.3)
Future income taxes	**(8.1)**	(13.9)	**(62.9)**	(31.5)
Gain on asset sales	**(0.5)**	(1.9)	**(75.3)**	(5.4)
Other	**2.0**	0.8	**3.6**	3.2
	29.9	33.0	**158.0**	236.8
Net change in non-cash working capital items	**97.5**	38.5	**98.4**	(191.1)
	127.4	71.5	**256.4**	45.7
Cash Flows From Financing Activities				
Repayment of long-term debt	**-**	(148.4)	**(0.6)**	(249.0)
Net proceeds from (repayment of) operating loans	**(101.2)**	100.0	**(99.8)**	34.0
Common share dividends	**(5.9)**	(5.9)	**(17.9)**	(17.9)
Issuance of Common shares	**0.2**	0.2	**0.5**	0.4
	(106.9)	(54.1)	**(117.8)**	(232.5)
Cash Flows From Investing Activities				
Additions to property, plant, equipment & timber	**(48.0)**	(58.6)	**(165.8)**	(160.9)
Proceeds from disposal of property, plant, equipment & timber	**30.1**	16.7	**33.4**	23.4
Decrease (increase) in other assets	**0.2**	5.5	**(13.7)**	0.1
	(17.7)	(36.4)	**(146.1)**	(137.4)
Increase (decrease) in net cash *	**2.8**	(19.0)	**(7.5)**	(324.2)
Net cash - beginning of period	**8.0**	44.4	**18.3**	349.6
Net cash - end of period	**$ 10.8**	$ 25.4	**$ 10.8**	$ 25.4

*Net cash consists of cash and short term investments, and cheques issued in excess of funds on deposit.

Supplemental information:				
Interest paid	**$ 1.6**	$ 5.9	**$ 23.3**	$ 31.3
Income taxes paid	**$ 12.5**	$ 17.4	**$ 66.1**	$ 242.8



THIRD QUARTER SEGMENTED INFORMATION

(in millions of Canadian dollars - unaudited)

July 1, 2006 to September 30, 2006	Lumber	Panels	Pulp & paper	Corporate & other	Consolidated
Sales					
To external customers	$ 411.8	$ 122.0	$ 274.9	$ -	$ 808.7
To other segments	20.8	1.8	-	-	
	$ 432.6	$ 123.8	$ 274.9	$ -	
EBITDA [1]	$ (10.3)	$ 15.5	$ 50.7	$ (2.5)	$ 53.4
Amortization of property, plant, equipment & timber	28.3	9.7	22.5	1.0	61.5
Operating earnings (loss)	(38.6)	5.8	28.2	(3.5)	(8.1)
Interest expense - net	(5.4)	(1.6)	(3.2)	0.2	(10.0)
Exchange loss on long-term debt	-	-	-	(0.4)	(0.4)
Other income (expense)	2.3	(0.1)	0.1	(0.5)	1.8
Earnings (loss) before income taxes and non-controlling interest	$ (41.7)	$ 4.1	$ 25.1	$ (4.2)	$ (16.7)

July 1, 2005 to September 30, 2005	Lumber	Panels	Pulp & paper	Corporate & other	Consolidated
Sales					
To external customers	$ 519.8	$ 126.8	$ 242.9	$ -	$ 889.5
To other segments	19.6	1.9	-	-	
	$ 539.4	$ 128.7	$ 242.9	$ -	
EBITDA [1]	$ 51.8	$ 13.7	$ 7.8	$ (0.8)	$ 72.5
Amortization of property, plant, equipment & timber	35.6	8.9	23.5	0.4	68.4
Operating earnings (loss)	16.2	4.8	(15.7)	(1.2)	4.1
Interest expense - net	(7.9)	(3.1)	(1.7)	2.3	(10.4)
Exchange gain on long-term debt	-	-	-	23.8	23.8
Other income (expense)	2.0	(0.4)	(0.6)	(11.2)	(10.2)
Earnings (loss) before income taxes and non-controlling interest	$ 10.3	$ 1.3	$ (18.0)	$ 13.7	$ 7.3

1 **Non GAAP measure:**

EBITDA is defined as operating earnings plus amortization of property, plant, equipment and timber plus restructuring charge.



FIRST NINE MONTHS SEGMENTED INFORMATION
(in millions of Canadian dollars - unaudited)

January 1, 2006 to September 30, 2006	Lumber	Panels	Pulp & Paper	Corporate & Other	Consolidated
Sales					
To external customers	$ 1,397.2	$ 373.0	$ 828.4	$ -	$ 2,598.6
To other segments	62.0	5.8	-	-	
	$ 1,459.2	$ 378.8	$ 828.4	$ -	
EBITDA [1]	$ 129.6	$ 47.5	$ 81.3	$ (3.1)	$ 255.3
Amortization of property, plant, equipment & timber	83.0	29.3	68.4	2.6	183.3
Restructuring charge	-	-	37.6	-	37.6
Operating earnings (loss)	46.6	18.2	(24.7)	(5.7)	34.4
Interest expense - net	(16.8)	(5.0)	(8.9)	-	(30.7)
Exchange gain on long-term debt	-	-	-	13.6	13.6
Gain on sale of power purchase agreement	-	-	61.8	-	61.8
Gain on timber take-back	13.6	-	-	-	13.6
Other income (expense)	4.7	0.2	(0.3)	(8.4)	(3.8)
Earnings (loss) before income taxes and non-controlling interest	$ 48.1	$ 13.4	$ 27.9	$ (0.5)	$ 88.9

January 1, 2005 to September 30, 2005	Lumber	Panels	Pulp & Paper	Corporate & Other	Consolidated
Sales					
To external customers	$ 1,577.8	$ 391.0	$ 775.9	$ -	$ 2,744.7
To other segments	64.3	5.6	-	-	
	$ 1,642.1	$ 396.6	$ 775.9	$ -	
EBITDA [1]	$ 262.1	$ 52.6	$ 51.9	$ (14.8)	$ 351.8
Amortization of property, plant, equipment & timber	91.2	27.1	70.7	2.0	191.0
Operating earnings (loss)	170.9	25.5	(18.8)	(16.8)	160.8
Interest expense - net	(23.9)	(9.4)	(7.6)	2.6	(38.3)
Exchange gain on long-term debt	-	-	-	13.9	13.9
Other income (expense)	6.4	(0.3)	0.4	(8.1)	(1.6)
Earnings (loss) before income taxes and non-controlling interest	$ 153.4	$ 15.8	$ (26.0)	$ (8.4)	$ 134.8

1 **Non GAAP measure:**
EBITDA is defined as operating earnings plus amortization of property, plant, equipment and timber plus restructuring charge.

News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business & Financial Editors and Financial Analysts:
West Fraser Announces Third Quarter Results

VANCOUVER, Oct. 25 /CNW/ - West Fraser Timber Co. Ltd. today reported a loss of $8 million or $0.19 per share on sales of $809 million in the third quarter of 2006 compared to earnings of $104 million or $2.41 per share on sales of $888 million in the second quarter of 2006 and earnings of $18 million or $0.42 per share on sales of $890 million in the third quarter of 2005. For the first nine months of 2006, earnings were $102 million or $2.36 per share, on sales of $2,599 million. This compares to earnings of $99 million or $2.29 per share, on sales of $2,745 million for the first nine months of 2005.

EBITDA(1) was $53 million or 7% of sales for the quarter compared to EBITDA of $87 million or 10% of sales for the second quarter of 2006 and $73 million or 8% of sales for the third quarter of 2005. For the first nine months of 2006, EBITDA was $255 million or 10% of sales compared to $352 million or 13% of sales for the first nine months of 2005.

"The recent steep decline in U.S. housing starts and resulting decline in lumber prices dramatically affected our quarterly results" says Hank Ketcham, Chairman, President & Chief Executive Officer. "The low lumber prices not only resulted in lower revenue but led to a write down of log and lumber inventories of approximately $36 million, or an after-tax amount of $24 million or $0.55 per share."

<<

Third quarter 2006 earnings reflect the following after-tax items:

- Recovery of $2 million or $0.03 per share related to share option expense; and
- Loss of $0.3 million or $0.01 per share related to the translation of U.S. dollar denominated debt.

Third quarter 2005 earnings reflected the following after-tax items:

- Expense of $5 million or $0.12 per share related to the write-down of assets for a jointly-owned sawmill shut down in Red Earth, Alberta;
- Recovery of $3 million or $0.06 per share related to share option expense;
- Gain of $24 million or $0.55 per share related to the translation of U.S. denominated debt; and
- Gain of $10 million or $0.22 per share related to the reduction of the B.C. statutory income tax rate.

>>

OPERATIONAL RESULTS

Lumber EBITDA for the quarter was negative $10 million. This compares to EBITDA of $49 million or 10% of sales for the second quarter of 2006. The decline in EBITDA resulted primarily from lower lumber prices which resulted in a write down of lumber and log inventories. The inventory write downs are included in cost of products sold in the third quarter financial statements. Benchmark SPF 2X4 lumber prices averaged US$278 per Mfbm during the quarter compared to US$316 per Mfbm during the second quarter of 2006. All sawmills operated well during the quarter and shipments to customers were approximately equal to production.

West Fraser expensed $17 million in lumber duty payments in the quarter compared to $22 million in the second quarter of 2006(2).

Panel operations generated EBITDA for the quarter of $16 million or 13% of sales compared to $16 million or 12% of sales in the second quarter of 2006.

The pulp and paper operations generated EBITDA of $51 million or 18% of sales compared to EBITDA of $18 million or 6% of sales in the second quarter

of 2006. This EBITDA improvement was mostly due to the return to normal operations of the Company's NBSK pulp mills and its linerboard and kraft paper mill after taking planned annual maintenance shutdowns in the second quarter of 2006.

Pulp and newsprint prices improved in the quarter compared to the second quarter of the year resulting in higher mill net returns for NBSK pulp, BCTMP and newsprint while linerboard prices were similar to second quarter levels. The outlook for the balance of the year is for stable prices for West Fraser's pulp and paper products.

Lumber Trade Dispute

On October 12, 2006, the Softwood Lumber Agreement ("SLA 2006") came into force with the result that the Company began paying an export tax of 15% to the Canadian government on shipments from that date. SLA 2006 is still subject to the passage of legislation by the Canadian parliament which is expected to occur in the fourth quarter. Refunds of approximately US $343 million before tax (81% of US $424 million), plus interest, are expected to be received, although the timing of receipt is still uncertain.

Outlook

For the balance of the year the prices for lumber and plywood are expected to be depressed although some improvement may be seen in lumber prices due to announced shutdowns of sawmills by third parties and the resolution of the lumber trade dispute. Pulp and paper operations should continue to be profitable in the fourth quarter.

The Company

West Fraser is an integrated forest products company producing lumber, LVL, MDF, plywood, pulp, linerboard, kraft paper and newsprint. The Company has approximately 6,900 employees and operations in British Columbia, Alberta and the southern United States.

Forward-Looking Statements

Some information contained in this release is prospective and may be affected by known or unknown risks and uncertainties, which are mostly outside the control of West Fraser. The results or events mentioned in such prospective information may differ substantially from actual results or events. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Conference Call

Investors are invited to listen to the quarterly conference call on Thursday, October 26 at 8:30 a.m. Pacific Daylight Time (11:30 a.m. Eastern Daylight Time) by dialing 1-888-575-8232 (toll-free North America). The call may also be accessed through West Fraser's web site at www.westfraser.com.

---

(1) Throughout this news release, reference is made to EBITDA (defined as operating earnings plus amortization of property, plant, equipment and timber, plus restructuring charges), which the Company considers to be a key performance indicator. EBITDA is not a generally accepted earnings measure and should not be considered as an alternative to earnings or cash flows as determined in accordance with Canadian generally accepted accounting principles. As there is no standardized method of calculating EBITDA, the Company's use of the term may not be directly comparable with similarly titled measures used by other companies.

(2) As at September 30, 2006, the total amount on deposit related to duties is approximately US$424 million, excluding amounts deposited by

Weldwood of Canada Limited prior to its acquisition by West Fraser, refunds of which are for the account of the previous owner.

Management's Discussion & Analysis

The following discussion and analysis should be read in conjunction with the unaudited consolidated interim financial statements included in this quarterly report and Management's Discussion & Analysis included in the Company's 2005 Annual Report. Additional information relating to the Company, including the Company's Annual Information Form is available on SEDAR at www.sedar.com.

The information contained in this report includes forward-looking statements, the accuracy of which depends on a number of assumptions and is subject to risks and uncertainties. These include, but are not limited to, uncertainties associated with the effect of general economic conditions on demand for the Company's products, foreign exchange rate fluctuations, trade sanctions, the availability of fibre and changes in stumpage fees, competition, operational curtailments and transportation limitations, natural disasters, insect infestation, the effects of forestry, land use, environmental and other government laws and regulations, First Nations claims, and the ability of the Company to execute its business plans. Accordingly, actual results, performance and achievements of the Company may differ materially from those projected. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Throughout this report, reference is made to EBITDA (defined as operating earnings plus amortization of property, plant, equipment and timber, plus restructuring charges), which the Company considers to be a key performance indicator. EBITDA is not a generally accepted earnings measure and should not be considered as an alternative to earnings or cash flows as determined in accordance with Canadian generally accepted accounting principles. As there is no standardized method of calculating EBITDA, the Company's use of the term may not be directly comparable with similarly titled measures used by other companies.

The information in this report is as at October 25, 2006.

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REVENUE AND EARNINGS COMPARISON

	2006			2005	
	Q3	Q2	YTD	Q3	YTD
Financial Highlights (Millions of $, except as noted)					
Sales	809	888	2,599	890	2,745
Operating earnings	(8)	27	34	4	161
Amortization of property, plant, equipment & timber	61	60	183	69	191
Restructuring charge	-	-	38	-	-
EBITDA	53	87	255	73	352
EBITDA margin (%)	7	10	10	8	13
Gain on sale of power purchase agreement	-	62	62	-	-

Gain on timber take-back	-	14	14	-	-
Earnings	(8)	104	102	18	99
Diluted earnings per share ($)	(0.19)	2.41	2.36	0.42	2.29
$CDN/$US - average	1.122	1.121	1.133	1.201	1.224

Operating Highlights					
Lumber (MMfbm)					
Production	1,060	1,080	3,276	1,038	3,201
Shipments	1,046	1,131	3,275	1,135	3,185
Panels					
Plywood (MMsf - 3/8")					
Production	183	190	557	183	546
Shipments	192	190	558	203	551
LVL (Mcf)					
Production	767	797	2,345	809	2,442
Shipments	623	811	2,184	784	2,400
MDF (MMsf - 3/4")					
Production	74	76	221	74	220
Shipments	70	78	226	70	216
Pulp & Paper (Mtonnes)					
Linerboard & Kraft Paper					
Production	119	102	342	116	336
Shipments	109	120	353	109	338
NBSK					
Production	149	112	402	147	427
Shipments	145	139	429	147	421
BCTMP					
Production	140	144	424	148	416
Shipments	137	164	464	112	385
Newsprint					
Production	30	32	94	34	101
Shipments	31	31	94	33	99

SELECTED QUARTERLY INFORMATION
($ millions, except earnings per share amounts which are in $)

	Q3-06	Q2-06	Q1-06	Q4-05	Q3-05	Q2-05	Q1-05	Q4-04
Sales	809	888	902	832	890	953	902	552
Earnings	(8)	104	6	9	18	38	43	41
Basic EPS	(0.19)	2.43	0.14	0.20	0.42	0.89	1.00	1.10
Diluted EPS	(0.19)	2.41	0.14	0.20	0.42	0.88	0.99	0.94

>>

The decrease in operating earnings for the quarter compared to the second quarter of 2006 and third quarter of 2005 was due primarily to lower lumber prices. The decline in lumber prices reduced revenue and also led to a write down of approximately $36 million of the value of the Company's log and lumber inventories to reflect their lower net realizable value in the quarter. Higher product prices for pulp and paper during the quarter compared to the previous quarter and the third quarter of 2005 partially offset the decline in lumber earnings.

The combination of lower lumber prices, the log and lumber inventory write down, a stronger Canadian dollar and the $38 million Hinton Pulp restructuring charge contributed to lower operating earnings in the first nine months of 2006 compared to the first nine months of 2005.

Interest expense was $31 million for the first nine months of 2006 compared to $38 million for the same period of 2005. The decrease in interest expense from last year was due mainly to lower debt levels, interest earned on cash held on deposit in 2006 and deferred charges of $3 million expensed in the second quarter of 2005 related to a debt pre-payment.

The change in value of the Canadian dollar relative to the U.S. dollar resulted in an exchange loss in the third quarter of less than $1 million on the Company's U.S. denominated long-term debt. This compares to an exchange gain of $16 million in the second quarter of 2006 and an exchange gain of $24 million in the third quarter of 2005. In each of the first nine months of 2006 and of 2005 there was an exchange gain of $14 million. The change in exchange rate also resulted in a gain on the translation of receivables and other items, included in other income, of $1 million in the third quarter compared to a $13 million translation loss in the third quarter of 2005. For the first nine months of 2006 the translation loss was $7 million compared to an $11 million translation loss in the first nine months of 2005. Other income also includes gains on the sale of property, plant, equipment and timber.

Effective May 1, 2006 the Company sold its interests in one of two power purchase agreements to which it was a party for proceeds of $68 million while concurrently acquiring a greater interest in the remaining agreement for $86 million. These transactions were accounted for as a sale and purchase respectively, resulting in a gain of $62 million. See note 3 to the unaudited interim consolidated financial statements. The reinvestment of the proceeds of $68 million combined with the additional investment of $18 million in the remaining agreement provides the Company with an increased interest in the power purchase agreement related to a newer and lower cost power plant providing a more consistent energy hedge and substantially protecting its energy position through 2020.

During the second quarter, West Fraser reached an agreement with the Province of British Columbia for compensation for timber rights expropriated by the Province under the government's Forestry Revitalization Plan. The Company received approximately $29 million from the Province in compensation for the loss of approximately 1,275,000 cubic meters of annual allowable cut from its replaceable forest tenures and received an additional $2 million for certain related assets. A gain of $14 million is included in earnings.

The effective tax rate for the first nine months of 2006 and 2005 was lower than the statutory rate primarily due to reductions during 2006 in federal and Alberta tax rates and the reduction during 2005 in the British Columbia tax rate. Note 9 to the unaudited interim consolidated financial statements provides a reconciliation from the statutory income tax rate to the effective income tax rate.

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LUMBER

	2006			2005	
	Q3	Q2	YTD	Q3	YTD
Sales - $ millions	433	500	1,459	539	1,642
EBITDA - $ millions	(10)	49	130	52	262

EBITDA margin - %	-	10	9	10	16
Operating Earnings - $ millions	(39)	21	47	16	171
Benchmark Price					
SPF No.2 & Better 2 x 4					
(US$ per Mfbm)(1)	278	316	312	328	361
SYP No.2 West 2 x 4					
(US$ per Mfbm)(2)	286	351	349	443	423

(1) Source: Random Lengths - 2x4, No. 2 & Better - Net FOB mill.
(2) Source: Random Lengths - 2x4 - Net FOB mill westside
>>

Despite lower export duties, operating earnings declined in the third quarter and first nine months of 2006 compared to the same periods of 2005 due primarily to lower lumber prices, the strong Canadian dollar and a $36 million log and lumber inventory write down to net realizable value in the third quarter of 2006. Lower chip prices also affected operating earnings in the first nine months of 2006 compared to the same period of 2005.

In the third quarter of 2006, West Fraser expensed lumber duty deposits of $17 million compared to $39 million in the third quarter of 2005, reflecting reduced duty rates and lumber prices. West Fraser's duties on deposit, excluding interest thereon, total approximately US $424 million as at September 30, 2006, excluding amounts deposited by Weldwood of Canada Limited ("Weldwood") prior to its acquisition by the Company, refunds of which are for the account of the previous owner. The following table presents duties expensed in the periods indicated.

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Export Duties
($ millions)

	Q1	Q2	Q3	Q4	Total
2006	22	22	17	-	61
2005	40	43	39	29	151
2004	31	42	52	31	156
2003	23	26	31	32	112
2002(1)	2	(13)	29	24	42

(1) After 2001 duty reversals.
>>

The Company has entered into an agreement to sell its approximate 90% interest in the Burns Lake and Decker Lake sawmills and, subject to the receipt of customary regulatory and other third party consents and approvals, and the satisfaction of certain conditions, expects to complete this sale on October 31, 2006. The mills have an annual capacity of approximately 365 MMfbm and timber tenures with an AAC of 450,000 cubic meters. These divestitures were required in accordance with an agreement made between the Company and the Canadian Competition Commissioner in connection with the acquisition of Weldwood.

The new Quesnel sawmill is expected to commence operations in October 2006. The sawmill will have an annual production capacity of 500 MMfbm operating on a two shift basis, an increase from the original mill's capacity of 380 MMfbm operating on a three shift basis. The existing sawmill will run in tandem with the new sawmill for the start-up period minimizing lost production.

Annualized September 2006 U.S. housing starts were 1.8 million units which compares to September 2005 annualized housing starts of 2.2 million units. The reduction in housing starts has led to reduced demand for lumber and lower prices and has resulted in some sawmill shutdowns in both the United States and Canada. It is anticipated that a reduction in supply may help alleviate the downward pressure on lumber prices resulting from the decline in

U.S. housing starts. The benchmark SPF 2x4 lumber price ended the third quarter of 2006 at US $248 per Mfbm.

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PANELS

	2006			2005	
	Q3	Q2	YTD	Q3	YTD
Sales - $ millions	124	129	379	129	397
EBITDA - $ millions	16	16	48	14	53
EBITDA margin - %	13	12	13	11	13
Operating Earnings - $ millions	6	5	18	5	26
Benchmark Price					
MDF (US$ per MSF 3/4" basis)(1)	471	431	439	413	416
Plywood (Cdn$ per MSF 3/8" basis)(2)	363	360	366	359	386

(1) Source: Resource Information Systems, Inc. - MDF Western U.S. - Net FOB mill.
(2) Source: Crow's Market Report - Delivered Toronto
>>

Operating earnings for the quarter were similar to the prior quarter and third quarter of 2005 as the price improvement for MDF was offset by increased unit production costs in the LVL division due in part to lower production. Operating earnings were lower for the first nine months of 2006 compared to the first nine months of 2005 due primarily to lower plywood prices. The stronger Canadian dollar offset the price increases realized for MDF over the first nine months of 2006 compared to the first nine months of 2005.

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PULP & PAPER

	2006			2005	
	Q3	Q2	YTD	Q3	YTD
Sales - $ millions	275	281	828	243	776
EBITDA - $ millions	51	18	81	8	52
EBITDA margin - %	18	6	10	3	7
Operating Earnings - $ millions	28	(5)	(25)	(16)	(19)
Benchmark Price					
NBSK (US$ per tonne)(1)	757	705	705	623	649
Linerboard (US$ per tonne)(2)	568	568	549	439	473
Newsprint (US$ per tonne)(3)	663	658	655	612	591

(1) Source: Resource Information Systems, Inc. - U.S. list price, delivered U.S.
(2) Source: Pulp & Paper Week - Unbleached linerboard kraft, East
(3) Source: Resource Information Systems, Inc. - U.S. delivered 48.8 gram newsprint
>>

Operating earnings improved in the third quarter of 2006 compared to the second quarter of 2006 mainly as the result of the return to normalized production volumes and costs at the Hinton and Cariboo pulp mills and the linerboard and kraft paper mill at Kitimat after completion of the annual maintenance shut downs in the second quarter of 2006. Operating earnings improved in the third quarter of 2006 compared to the third quarter of 2005 due primarily to higher product prices offset partially by the stronger Canadian dollar.

Operating earnings were lower in the first nine months of 2006 compared

to the same period of 2005 due mainly to the $38 million restructuring charge in 2006 relating to Hinton Pulp. Higher product prices and lower chip and natural gas costs partially offset the effect of the one-time restructuring charge. The stronger Canadian dollar offset a large part of the increase in product prices which are denominated in U.S. dollars.

Both BCTMP mills operated well in the quarter and during the first nine months of the year resulting in increased production volumes at both mills relative to the first nine months of 2005. As a result of high electricity prices in Alberta, production at the Slave Lake pulp mill was at times curtailed, resulting in approximately 2,900 tonnes of lost production in the third quarter of 2006 and a total of 3,100 tonnes for the first nine months of 2006.

NBSK pulp production was higher in the third quarter of 2006 compared to the second quarter of 2006 as the annual maintenance shut downs at both NBSK pulp mills were completed in the second quarter. Production at the Cariboo pulp mill was also affected in the second quarter by additional downtime related to the failure of a bleach plant tank. Total NBSK pulp production in the first nine months of 2006 was lower compared to the same period in 2005 because of extended maintenance shutdowns in 2006 compared to 2005. In addition, production in 2006 at the Hinton mill has been adversely affected by a series of unrelated operating issues.

Production at the linerboard and kraft paper mill in Kitimat continues at record levels. The higher production has contributed to improved efficiencies and lower costs of production in the third quarter and in the first nine months of 2006 compared to the second quarter of 2006 and the comparative periods in 2005.

During the quarter, the Company pleaded guilty to two environmental charges relating to an incident that occurred in 2002 at the Kitimat facility resulting in a $0.1 million penalty. Improvements to environmental operating procedures and equipment have been made to reduce the risk of similar incidents occurring in the future.

In March 2006, the Company announced the permanent closure of Hinton Pulp's No. 1 pulp machine and wood room and a $20 million upgrade of the remaining pulp machine. Upon completion of these changes, expected by the second quarter of 2007, the mill will have an annual capacity of 350,000 tonnes. In the first quarter of 2006 the Company recorded charges of $35 million against property, plant, equipment and timber and $3 million for other restructuring costs.

Pulp prices were higher in the quarter compared to the second quarter of 2006 and the third quarter of 2005 resulting in improved mill net returns for both NBSK and BCTMP. The stronger Canadian dollar in the third quarter of 2006 compared to the third quarter of 2005 reduced the effect of the pulp price increase. Mill nets were only marginally higher in the first nine months of 2006 compared to the first nine months of 2005 as the stronger Canadian dollar in 2006 significantly reduced the benefit of higher pulp prices. Pulp prices are expected to remain at current levels through the remainder of 2006.

During the third quarter, U.S. dollar linerboard prices remained much the same as in the second quarter of 2006. Mill nets were up approximately 10% from the third quarter of 2005 despite the stronger Canadian dollar. The outlook for linerboard is for continued strength in both demand and prices through to the end of the year.

Production at the Alberta Newsprint mill was lower compared to the same periods of 2005 due in part to an increase in production of lower basis weight newsprint as well as power-related curtailments during periods of high electricity prices. These curtailments resulted in 1,425 tonnes of lost production in the third quarter of 2006 and 1,567 tonnes for the first nine months of 2006. Newsprint prices increased in the third quarter and the short-term outlook is for prices to remain stable.

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CAPITAL STRUCTURE

The Company issued 3,226 Common shares pursuant to the Employee Share Purchase Plan during the three months ended September 30, 2006 (first nine

months of 2006 - 9,939 Common shares). The shares issued and outstanding at September 30, 2006 and at December 31, 2005 are presented in the table below.

	September 30, 2006	December 31, 2005
Common	37,881,725	37,871,786
Class B common	4,885,206	4,885,206
Total Common	42,766,931	42,756,992

Common shares and Class B common shares are equal in all respects except that each Class B common share may be exchanged for one Common share.

CAPITAL REQUIREMENTS AND LIQUIDITY

Summary of Financial Position

	September 30, 2006	December 31, 2005
Net Cash(1) - $ millions	11	18
Current Assets - $ millions	834	988
Current Liabilities - $ millions	469	617
Ratio of current assets to current liabilities	1.8	1.6
Net Debt(2) - $ millions	669	775
Shareholders' Equity - $ millions	1,950	1,866
Net Debt to Capitalization - %(2)	26	29

(1) Net cash consists of cash and short-term investments less cheques issued in excess of funds on deposit.
(2) Net debt (total debt less cash and short-term investments) divided by net debt plus shareholders' equity.

The Company's cash requirements, other than for operating purposes, are primarily for interest payments, repayment of debt, additions to property, plant, equipment and timber, acquisitions and payment of common share dividends. In years without a major acquisition or significant debt repayment, cash on hand and cash provided by operations have normally been sufficient to meet these requirements.

Selected Cash Flow Items
($ millions)

	2006			2005	
	Q3	Q2	YTD	Q3	YTD
Cash provided from (used in):					
Operating Activities					
Cash provided before working capital changes	30	26	158	33	237
Non-cash working capital items	98	118	98	39	(191)
Total operating activities	128	144	256	72	46
Financing Activities					
Debt and operating loans	(101)	(74)	(101)	(48)	(215)
Dividends & other	(6)	(6)	(17)	(6)	(18)

Total financing activities	(107)	(80)	(118)	(54)	(233)
Investing Activities					
Additions to property, plant, equipment & timber	(48)	(63)	(166)	(59)	(161)
Other	30	(15)	20	22	24
Total investing activities	(18)	(78)	(146)	(37)	(137)
Change in cash	3	(14)	(8)	(19)	(324)

>>

Lower accounts receivable, inventories and prepaid expenses partially offset by lower accounts payable contributed to the $98 million cash flow from non-cash working capital in the third quarter of 2006. Non-cash working capital items for the first nine months of 2005 included cash tax payments of $243 million.

Additions to property, plant, equipment and timber of $48 million in the quarter include $14 million related to the new Quesnel sawmill. Proceeds from disposal of property, plant, equipment and timber for the quarter were $30 million, most of which related to the timber take-back.

At September 30, 2006, the Company had unused committed credit facilities of approximately $465 million.

STUMPAGE

On July 1, 2006, the Province of British Columbia enacted a new timber pricing system for the B.C. Interior. The change to market based timber pricing has been anticipated for some time since it was announced as part of the Province's Forestry Revitalization Plan in 2003. Under the new pricing system, stumpage will be based on timber sales data derived from publicly auctioned timber rather than on the Statistics Canada lumber and chip price indices. The impact of this change on the Company's stumpage costs is not expected to be material for the balance of the year.

SOFTWOOD LUMBER DISPUTE UPDATE

On July 1, 2006, Canadian and U.S. government representatives agreed to the terms of a Softwood Lumber Agreement ("SLA 2006"). The basic terms include a termination of the existing duty deposit requirements and the imposition of a Canadian-imposed export tax, or a combination of a lower tax and quota, both of which may vary based on the price of lumber and the level of shipments to the United States. In addition, out of the existing duty deposits of approximately US $5.3 billion, a payment of approximately US $1 billion will be made to U.S. interests with half of that being paid to members of the U.S. coalition who initiated proceedings which resulted in the duty deposit requirements. The balance, including interest, will be returned to the Canadian companies. SLA 2006 requires both sides to withdraw all litigation and the U.S. industry petitioners to execute letters waiving their right to file another case while SLA 2006 is in effect. SLA 2006 requires legislation to be passed by the Canadian parliament, which is expected to occur late this year.

On October 12, 2006 SLA 2006 came into force, with BC and Alberta electing to be governed by the "export tax only" option under SLA 2006 which will result in the following export taxes:

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Prevailing Monthly Price (based on Random Lengths Framing Lumber Composite Price)	Export Tax (%)
Over US $355	Nil
US $336 - $355	5
US $316 - $335	10
US $315 or under	15

>>

As at October 12, 2006, the Random Lengths Framing Lumber Composite Price was under US $315 per Mfbm and accordingly, shipments to the U.S. after that date will incur a 15% export tax payable to the Canadian government. The export tax will be re-determined monthly based on the then current composite price. If the monthly volume of exports from a region selecting the export tax only option exceeds a certain "Trigger Volume" as defined in the SLA 2006 a Surge Mechanism will increase the tax rate for that month by 50%.

The Company has not recorded a reversal of previously expensed duties at this time due to uncertainty related to both the timing of receipt of refunds and the approval of related legislation by the Canadian parliament. It is expected that the conditions necessary to record the return of the lumber duties plus interest in income may be present prior to the end of the fourth quarter.

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CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars - unaudited)

	As at September 30, 2006	As at December 31, 2005
ASSETS		
Current assets		
Cash and short-term investments	$ 45.3	$ 62.2
Accounts receivable	268.8	308.5
Inventories	467.2	572.0
Prepaid expenses	27.9	14.1
Current assets held for sale (note 2)	25.2	30.7
	834.4	987.5
Property, plant, equipment & timber	2,158.5	2,230.1
Deferred charges	36.7	27.1
Goodwill	263.7	263.7
Other assets (note 3)	133.1	61.6
Long-term assets held for sale (note 2)	63.1	63.7
	$ 3,489.5	$ 3,633.7
LIABILITIES & SHAREHOLDERS' EQUITY		
Current liabilities		
Cheques issued in excess of funds on deposit	$ 34.5	$ 43.9
Operating loans (note 4)	65.3	165.1
Accounts payable and accrued liabilities	295.9	333.1

Income tax payable	11.3	4.6
Current portion of reforestation obligation	52.2	52.3
Current portion of long-term debt	3.9	4.5
Current liabilities held for sale (note 2)	6.2	13.6
	469.3	617.1
Long-term debt	610.3	623.9
Other liabilities (note 5)	129.2	133.0
Future income taxes	309.6	377.6
Long-term liabilities held for sale (note 2)	20.8	16.2
	1,539.2	1,767.8
Shareholders' equity (note 6)	1,950.3	1,865.9
	$ 3,489.5	$ 3,633.7

Number of Common shares outstanding at October 24, 2006 was 42,767,964

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(in millions of Canadian dollars - unaudited)

	July 1 to September 30 2006	July 1 to September 30 2005	January 1 to September 30 2006	January 1 to September 30 2005
Sales	$ 808.7	$ 889.5	$ 2,598.6	$ 2,744.7
Costs and expenses				
Cost of products sold	580.0	613.5	1,779.3	1,774.8
Freight and other distribution costs	131.4	137.6	422.9	401.5
Countervailing and antidumping duties	17.0	38.9	61.1	122.5
Amortization	61.5	68.4	183.3	191.0
Selling, general and administration	29.1	31.2	86.6	95.2
Share option recovery	(2.2)	(4.2)	(6.6)	(1.1)
Restructuring charge (note 7)	-	-	37.6	-
	816.8	885.4	2,564.2	2,583.9
Operating earnings (loss)	(8.1)	4.1	34.4	160.8
Other				
Interest expense - net	(10.0)	(10.4)	(30.7)	(38.3)
Exchange gain (loss) on long-term debt	(0.4)	23.8	13.6	13.9
Gain on sale of power purchase agreement (note 3)	-	-	61.8	-
Gain on timber take-back (note 8)	-	-	13.6	3.3
Other income (expense)	1.8	(10.2)	(3.8)	(4.9)
Earnings (loss) before income taxes and non-controlling				

interest	(16.7)	7.3	88.9	134.8
Income tax recovery (expense) (note 9)	8.3	11.0	13.4	(34.4)
Earnings (loss) before non-controlling interest	(8.4)	18.3	102.3	100.4
Non-controlling interest	0.3	(0.2)	(0.5)	(1.4)
Earnings (loss)	$ (8.1)	$ 18.1	$ 101.8	$ 99.0
Earnings per share (note 11)				
Basic	$ (0.19)	$ 0.42	$ 2.38	$ 2.32
Diluted	$ (0.19)	$ 0.42	$ 2.36	$ 2.29

RETAINED EARNINGS

Balance - beginning of period	$ 1,366.7	$ 1,254.0	$ 1,268.8	$ 1,185.1
Earnings (loss)	(8.1)	18.1	101.8	99.0
	1,358.6	1,272.1	1,370.6	1,284.1
Common share dividends	(5.9)	(5.9)	(17.9)	(17.9)
Balance - end of period	$ 1,352.7	$ 1,266.2	$ 1,352.7	$ 1,266.2

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars - unaudited)

	July 1 to September 30		January 1 to September 30	
	2006	2005	2006	2005
Cash Flows From Operating Activities				
Earnings (loss)	$ (8.1)	$ 18.1	$ 101.8	$ 99.0
Items not affecting cash				
Amortization of property, plant, equipment & timber	61.5	68.4	183.3	191.0
Write down of pulp assets (note 7)	-	-	34.8	-
Exchange (gain) loss on long-term debt	0.4	(23.8)	(13.6)	(13.9)
Change in reforestation obligation	(13.1)	(11.3)	(12.0)	(5.6)
Change in other long-term liabilities	0.6	0.1	8.0	1.3
Change in deferred charges	(4.8)	(3.5)	(9.7)	(1.3)
Future income taxes	(8.1)	(13.9)	(62.9)	(31.5)
Gain on asset sales	(0.5)	(1.9)	(75.3)	(5.4)
Other	2.0	0.8	3.6	3.2

	29.9	33.0	158.0	236.8
Net change in non-cash working capital items	97.5	38.5	98.4	(191.1)
	127.4	71.5	256.4	45.7
Cash Flows From Financing Activities				
Repayment of long-term debt	-	(148.4)	(0.6)	(249.0)
Net proceeds from (repayment of) operating loans	(101.2)	100.0	(99.8)	34.0
Common share dividends	(5.9)	(5.9)	(17.9)	(17.9)
Issuance of Common shares	0.2	0.2	0.5	0.4
	(106.9)	(54.1)	(117.8)	(232.5)
Cash Flows From Investing Activities				
Additions to property, plant, equipment & timber	(48.0)	(58.6)	(165.8)	(160.9)
Proceeds from disposal of property, plant, equipment & timber	30.1	16.7	33.4	23.4
Decrease (increase) in other assets	0.2	5.5	(13.7)	0.1
	(17.7)	(36.4)	(146.1)	(137.4)
Increase (decrease) in net cash(x)	2.8	(19.0)	(7.5)	(324.2)
Net cash - beginning of period	8.0	44.4	18.3	349.6
Net cash - end of period	$ 10.8	$ 25.4	$ 10.8	$ 25.4

(x)Net cash consists of cash and short term investments, and cheques issued in excess of funds on deposit.

Supplemental information:				
Interest paid	$ 1.6	$ 5.9	$ 23.3	$ 31.3
Income taxes paid	$ 12.5	$ 17.4	$ 66.1	$ 242.8

THIRD QUARTER SEGMENTED INFORMATION
(in millions of Canadian dollars - unaudited)

	Lumber	Panels	Pulp & paper	Corporate & other	Consol-idated
July 1, 2006 to September 30, 2006					
Sales					
To external customers	$ 411.8	$ 122.0	$ 274.9	$ -	$ 808.7
To other segments	20.8	1.8	-	-	

	$ 432.6	$ 123.8	$ 274.9	$ -	
EBITDA(1)	$ (10.3)	$ 15.5	$ 50.7	$ (2.5)	$ 53.4
Amortization of property, plant, equipment & timber	28.3	9.7	22.5	1.0	61.5
Operating earnings (loss)	(38.6)	5.8	28.2	(3.5)	(8.1)
Interest (loss) - net	(5.4)	(1.6)	(3.2)	0.2	(10.0)
Exchange loss on long-term debt	-	-	-	(0.4)	(0.4)
Other income (expense)	2.3	(0.1)	0.1	(0.5)	1.8
Earnings (loss) before income taxes and non-controlling interest	$ (41.7)	$ 4.1	$ 25.1	$ (4.2)	$ (16.7)

July 1, 2005 to September 30, 2005					
Sales					
To external customers	$ 519.8	$ 126.8	$ 242.9	$ -	$ 889.5
To other segments	19.6	1.9	-	-	
	$ 539.4	$ 128.7	$ 242.9	$ -	
EBITDA(1)	$ 51.8	$ 13.7	$ 7.8	$ (0.8)	$ 72.5
Amortization of property, plant, equipment & timber	35.6	8.9	23.5	0.4	68.4
Operating earnings (loss)	16.2	4.8	(15.7)	(1.2)	4.1
Interest expense - net	(7.9)	(3.1)	(1.7)	2.3	(10.4)
Exchange gain on long-term debt	-	-	-	23.8	23.8
Other income (expense)	2.0	(0.4)	(0.6)	(11.2)	(10.2)
Earnings (loss) before income taxes and non-controlling interest	$ 10.3	$ 1.3	$ (18.0)	$ 13.7	$ 7.3

(1) Non GAAP measure:
EBITDA is defined as operating earnings plus amortization of property, plant, equipment and timber plus restructuring charge.

FIRST NINE MONTHS SEGMENTED INFORMATION

(in millions of Canadian dollars - unaudited)

	Lumber	Panels	Pulp & paper	Corporate & other	Consolidated
January 1, 2006 to September 30, 2006					
Sales					
To external customers	$ 1,397.2	$ 373.0	$ 828.4	$ -	$ 2,598.6
To other segments	62.0	5.8	-	-	
	$ 1,459.2	$ 378.8	$ 828.4	$ -	
EBITDA(1)	$ 129.6	$ 47.5	$ 81.3	$ (3.1)	$ 255.3
Amortization of property, plant, equipment & timber	83.0	29.3	68.4	2.6	183.3
Restructuring charge	-	-	37.6	-	37.6
Operating earnings (loss)	46.6	18.2	(24.7)	(5.7)	34.4
Interest expense - net	(16.8)	(5.0)	(8.9)	-	(30.7)
Exchange gain on long-term debt	-	-	-	13.6	13.6
Gain on sale of power purchase agreement	-	-	61.8	-	61.8
Gain on timber take-back	13.6	-	-	-	13.6
Other income (expense)	4.7	0.2	(0.3)	(8.4)	(3.8)
Earnings (loss) before income taxes and non-controlling interest	$ 48.1	$ 13.4	$ 27.9	$ (0.5)	$ 88.9
January 1, 2005 to September 30, 2005					
Sales					
To external customers	$ 1,577.8	$ 391.0	$ 775.9	$ -	$ 2,744.7
To other segments	64.3	5.6	-	-	
	$ 1,642.1	$ 396.6	$ 775.9	$ -	
EBITDA(1)	$ 262.1	$ 52.6	$ 51.9	$ (14.8)	$ 351.8
Amortization of property, plant, equipment & timber	91.2	27.1	70.7	2.0	191.0

Operating earnings (loss)	170.9	25.5	(18.8)	(16.8)	160.8
Interest expense - net	(23.9)	(9.4)	(7.6)	2.6	(38.3)
Exchange gain on long-term debt	-	-	-	13.9	13.9
Other income (expense)	6.4	(0.3)	0.4	(8.1)	(1.6)
Earnings (loss) before income taxes and non-controlling interest	$ 153.4	$ 15.8	$ (26.0)	$ (8.4)	$ 134.8

(1) Non GAAP measure:
EBITDA is defined as operating earnings plus amortization of property, plant, equipment and timber plus restructuring charge.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(figures are in millions of dollars except where indicated - unaudited)

1. Basis of presentation

These interim consolidated financial statements should be read in conjunction with the consolidated annual financial statements and notes included in the Company's annual report for the year ended December 31, 2005.

These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2005 consolidated annual financial statements.

2. Assets held for sale

The Company has entered into an agreement for the sale of its approximate 90% interest in two sawmills and their related timber harvesting rights with a closing expected to occur on October 31, 2006, subject to the receipt of customary regulatory and other third party consents and approvals and the satisfaction of certain conditions. These divestitures were required in accordance with an agreement with the Canadian Competition Commissioner upon the Company acquiring Weldwood of Canada Limited. The non-controlling interest that relates to these operations is included in long-term liabilities held for sale.

In the third quarter of 2006, the Company sold a road maintenance business located in Alberta that was previously included in assets held for sale for proceeds of $0.7 million. The resulting gain of $0.3 million is included in other income. In addition, one of two Alberta logging operations held for sale was sold on October 12, 2006 for proceeds of $0.5 million, resulting in a gain of $0.1 million.

The results of operations from these assets are included in the consolidated statement of earnings. Effective January 1, 2006, amortization was discontinued on the assets held for sale.

3. Other assets

September 30, December 31,

	2006	2005
Power purchase agreements - net	$ 104.3	$ 28.7
Investments	12.6	16.3
Advances for timber and timber deposits	16.2	16.6
	$ 133.1	$ 61.6

Power purchase agreements

The Company entered into two power purchase agreements to acquire a portion of the electricity generated from two power plants in Alberta beginning January 1, 2001, at substantially predetermined prices. Effective May 1, 2006, the Company sold its interest in one of the agreements for proceeds of $68.2 million while concurrently acquiring a greater interest in the remaining agreement for $85.7 million. The transactions were accounted for as a sale and purchase respectively, resulting in a gain of $61.8 million.

The Company sells the electricity acquired under the power purchase agreements at prevailing market prices. At the same time, the Company's Alberta operations purchase electricity at prevailing market prices. Prior to the transactions described above, the Company's share of electricity generated from power plants subject to the agreements was expected to be 130 megawatts per year to and including 2013 and 100 megawatts per year for the period 2014 to 2020. Following the transactions, the Company's share of electricity generated is expected to be 120 megawatts for 2006 and 115 megawatts per year for the period 2007 to 2020. The power purchase agreements are amortized over the life of the underlying agreements.

4. Operating loans

The Company has approximately $530.0 million in revolving lines of credit, $65.3 million of which was drawn as at September 30, 2006. Interest is payable at floating rates based on Prime, US base, Bankers' Acceptances or LIBOR at the Company's option. Various letters of credit totalling $15.6 million have been issued on behalf of the Company.

All long-term debt and bank lines of credit are unsecured except for a $5.0 million joint-venture line of credit which is secured by its working capital.

5. Other liabilities

	September 30, 2006	December 31, 2005
Post-retirement obligations	$ 52.9	$ 44.2
Timber damage deposits	10.8	10.9
Reforestation obligation - long-term	56.2	68.2
Other asset retirement obligations	9.3	9.7
	$ 129.2	$ 133.0

6. Shareholders' equity

September 30, 2006	December 31, 2005

	Number of Shares Issued	Amount	Number of Shares Issued	Amount
Common	37,881,725	$ 597.5	37,871,786	$ 597.0
Class B common	4,885,206	0.5	4,885,206	0.5
Total Common	42,766,931	598.0	42,756,992	597.5
Retained earnings		1,352.7		1,268.8
Share purchase loans		(0.4)		(0.4)
Shareholders' equity		$ 1,950.3		$ 1,865.9

Common shares

For the three months ended September 30, 2006, the Company issued 3,226 Common shares for cash of $0.2 million (for the nine months ended September 30, 2006 the Company issued 9,939 Common shares for cash of $0.5 million).

7. Restructuring charge

In the first quarter of 2006, the Company expensed $37.6 million related to a restructuring of the pulp mill in Hinton, Alberta. Of this amount, $34.8 million was for the write down of property, plant, equipment and timber with the balance for other restructuring costs.

8. The Forestry Revitalization Plan ("FRP")

In 2003, the Government of B.C. ("Crown") enacted the FRP which provided for changes to Crown forest policy and to the allocation of Crown timber tenures to licensees. The harvesting rights associated with replaceable tenures in excess of certain annual volumes were reduced by 20%, and assets such as roads and bridges in the affected areas were also expropriated. The effect of the timber take-back was a reduction of approximately 1,275,000 cubic meters of the Company's existing allowable annual cut on replaceable tenures. The Company has received $30.7 million for the tenure reduction and certain related assets resulting in a gain of $13.6 million.

9. Income taxes

The Company's effective tax rate is as follows:

	July 1 to September 30, 2006		July 1 to September 30, 2005	
	Amount	%	Amount	%
Income taxes at statutory rates	$ 5.7	34.6	$ (2.5)	(34.7)
Non - taxable amounts	0.7	4.3	5.6	77.7
Rate differentials between jurisdictions and on specified activities	2.4	14.6	0.4	5.6
Reductions in statutory income tax rates	-	-	9.5	131.8
Other	(0.5)	(3.0)	(2.0)	(27.7)
Income tax recovery (expense)	$ 8.3	50.5	$ 11.0	152.7

	January 1 to September 30, 2006		January 1 to September 30, 2005	
	Amount	%	Amount	%
Income taxes at statutory rates	$(30.1)	(34.1)	$ (46.6)	(34.9)
Non - taxable amounts	13.8	15.6	1.9	1.4
Rate differentials between jurisdictions and on specified activities	4.2	4.7	5.4	4.0
Reductions in statutory income tax rates	33.1	37.4	9.5	7.1
Other	(7.6)	(8.4)	(4.6)	(3.4)
Income tax recovery (expense)	$ 13.4	15.2	$ (34.4)	(25.8)

10. Employee future benefits

The total benefit cost of the Company's defined benefit pension plans was $5.4 million for the three months ended September 30, 2006 (three months ended September 30,2005 - $8.1 million) and $17.8 million for the nine months ended September 30, 2006 (nine months ended September 30, 2005 - $22.9 million).

11. Earnings per share

Basic earnings per share is calculated based on earnings available to Common shareholders, as set out below, using the weighted average number of Common shares outstanding. Diluted earnings per share assume the exercise of share options using the treasury stock method.

	July 1 to September 30,		January 1 to September 30,	
	2006	2005	2006	2005
Earnings (loss)	$ (8.1)	$ 18.1	$ 101.8	$ 99.0
Weighted average number of shares (thousands)				
Weighted average shares - basic	42,753	42,732	42,750	42,729
Share options - treasury stock method	306	532	374	561
Weighted average shares - diluted	43,059	43,264	43,124	43,290
Earnings per share (dollars)				
Basic	$ (0.19)	$ 0.42	$ 2.38	$ 2.32
Diluted	$ (0.19)	$ 0.42	$ 2.36	$ 2.29

12. Countervailing and antidumping duties

In 2002, the U.S. Department of Commerce ("USDOC") issued its final determination in the countervailing and antidumping investigations, which resulted in a countervailing duty ("CVD") rate of 18.79% and an antidumping duty ("ADD") rate specific to the Company of 2.18%, both to be posted by cash deposits effective from May 22, 2002.

On April 21, 2004, the USDOC issued a response to an earlier North American Free Trade Agreement ("NAFTA") ruling regarding specific challenges made to the ADD rate calculation. The USDOC concluded that West Fraser's ADD rate would be reduced from 2.18% to 1.79% representing de minimis level, with the result that West Fraser would be exempted from the ADD order. In response to a July 11, 2005 USDOC remand determination which did not revoke the antidumping order against the Company, on July 21, 2005, a NAFTA panel affirmed its prior instruction that the anti-dumping order against West Fraser must be revoked.

On September 10, 2004, the U.S. International Trade Commission ("ITC") issued, in response to a NAFTA remand decision, a determination finding that the U.S. lumber industry was not threatened with material injury by reason of lumber imports from Canada. On November 24, 2004, the U.S. government launched an Extraordinary Challenge of the legality of the decision of the NAFTA panel. On August 10, 2005, a NAFTA Extraordinary Challenge Committee upheld a NAFTA panel ruling that evidence relied upon by the U.S. did not support its finding that Canadian imports threatened to injure the U.S. industry and further confirmed the panel's specific instruction that the U.S. find no threat of injury. This ruling was expected to result in the U.S. withdrawal of the CVD and ADD cases, and the refund of cash deposits with interest. The U.S. has so far refused to comply with the ruling.

Effective December 20, 2004 the Company's CVD and ADD deposit rates were reduced to 17.18% and 0.92%, respectively, as a result of the final determination in the first Administrative Review. These deposits were further reduced due to a ministerial error and recalculated to 16.37% for CVD on February 24, 2005 and to 0.91% for ADD on January 17, 2005.

Effective December 12, 2005, the Company's CVD and ADD deposit rates were reduced to 8.70% and 0.51% respectively, as a result of the final determination in the second Administrative Review.

The Company has recorded an expense for CVD and ADD equal to the amount paid as cash deposits throughout applicable periods. A refund of deposits will be recorded as income when receipt is reasonably certain. As at September 30, 2006, the total amount on deposit from May 22, 2002 related to CVD and ADD was US$384.7 million and US$39.5 million respectively. These amounts do not include the amounts on deposit from Weldwood prior to the acquisition by the Company on December 31, 2004, as the previous owner is entitled to any refunds on these amounts.

On July 1, 2006, Canadian and U.S. government representatives agreed to the terms of a softwood lumber agreement. The basic terms include replacing the existing duty deposits with a Canadian-imposed export tax, or a combination of a lower tax and quota, both of which may vary based on the price of lumber and the level of shipments to the United States. In addition, out of the existing duty deposits of approximately US$5.3 billion, the U.S. will retain approximately US$1 billion with the balance returned to the Canadian companies with interest. The agreement requires both sides to withdraw all litigation, the U.S. industry petitioners to execute letters waiving their right to file another case while the agreement is in effect and substantially all of the Canadian industry to consent to the distribution of duty deposits. The agreement requires legislation to be passed by the Canadian parliament.

On October 12, 2006, the Softwood Lumber Agreement ("SLA 2006") came

into force with the result that the Company began paying an export tax of 15% to the Canadian government on shipments from that date. SLA 2006 is still subject to the passage of legislation by the Canadian parliament. Refunds of approximately US$343 million before tax (81% of US$424 million), plus interest, may be received, although the timing of receipt is still uncertain.

For the use of CANADA NEWS WIRE SERVICE only

West Fraser shares trade on the Toronto Stock Exchange
under the symbol: "WFT"

>>

%SEDAR: 00002660E

/For further information: Mr. Martti Solin, Executive Vice-President, Finance and Chief Financial Officer; Mr. Rodger Hutchinson, Vice-President, Corporate Controller, (604) 895-2700, www.westfraser.com/
(WFT.)

CO: West Fraser Timber Co. Ltd.

CNW 16:08e 25-OCT-06

News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business/Financial Editors:
West Fraser Timber Co. Ltd. - Dividend Notice

WFT

VANCOUVER, Sept. 12 /CNW/ - The Board of Directors of West Fraser Timber Co. Ltd. has declared a quarterly dividend of $0.14 per share on the Common shares and Class B Common shares in the capital of the Company, payable on October 16, 2006 to shareholders of record on September 25, 2006.

West Fraser is an integrated forest products company that produces lumber, LVL, MDF, plywood, pulp, linerboard, kraft paper and newsprint. The Company has manufacturing operations in British Columbia, Alberta and the southern United States. West Fraser has approximately 6,900 employees and is headquartered in Vancouver, British Columbia.

West Fraser Common shares trade on the Toronto Stock Exchange under the symbol WFT
%SEDAR: 00002660E

/For further information: Mr. Martti Solin, Executive Vice-President, Finance and Chief Financial Officer; Mr. Rodger Hutchinson, Vice-President, Corporate Controller, (604) 895-2700, www.westfraser.com/
(WFT.)

CO: West Fraser Timber Co. Ltd.

CNW 12:01e 20-SEP-06

News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:
West Fraser agrees to sale of Babine and Decker Lake sawmills

/NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES./

VANCOUVER, Sept. 15 /CNW/ - West Fraser Timber Co. Ltd. (TSX: WFT) announced today that it has entered into an agreement for the sale of its 89% interest in the Babine and Decker Lake sawmills and associated timber tenures located near Burns Lake, British Columbia with Hampton Lumber Mills, Inc. of Portland, Oregon. The sawmills have a combined annual capacity of approximately 365 million board feet and the related timber tenures have an annual allowable cut of approximately 450,000 cubic metres. It is anticipated that the sale will close at the end of October of this year.

This sale of West Fraser's interests in the Babine and Decker Lake mills is being made pursuant to a Consent Agreement dated December 7, 2004 between West Fraser and the Commissioner of Competition in connection with the acquisition on December 31, 2004 of Weldwood of Canada Limited.

"It has been very difficult for us to bring to an end a long and mutually beneficial relationship with our business partner BLNDC and the Burns Lake community," said Hank Ketcham, Chairman, President and CEO of West Fraser. "Hampton is a well respected company and we wish them, BLNDC, the employees of Babine and Decker Lake and the Burns Lake community well," he said.

Steve Zika, Chief Executive Officer of Hampton Affiliates, said, "We are excited about this new acquisition and the expansion opportunity it presents our company. The mills are in good condition and we plan to operate the facilities as currently configured with no major change in the employee manning. We are looking forward to working with the Babine and Decker employees, Burns Lake Native Development Corporation, and the local communities.

Hampton Affiliates is a family-owned forest products business headquartered in Portland, Oregon, employing 1,500 people in three states. Hampton owns over 167,000 acres of timberland, five sawmills in Oregon and Washington with production capacity of 1.5 billion board feet, and wholesale and distribution operations that will bring total sales to over $1 billion in 2006.

The sale of West Fraser's interests in the Babine and Decker Lake sawmills is subject to the approval of the Commissioner of Competition under the Consent Agreement as well as customary approvals, filings and conditions.

West Fraser is an integrated forest products company that produces lumber, LVL, MDF, plywood, pulp, linerboard, kraft paper and newsprint. The Company has manufacturing operations in British Columbia, Alberta and the southern United States. West Fraser has approximately 6,900 employees and is headquartered in Vancouver, British Columbia.

West Fraser shares trade on the Toronto Stock Exchange under the symbol: WFT
%SEDAR: 00002660E

/For further information: Mr. Wayne Clogg, Vice President, Woodlands or Mr. Rodger Hutchinson, Vice President, Corporate Controller, Telephone number (604) 895-2700, www.westfraser.com/
(WFT.)

CO: West Fraser Timber Co. Ltd.

CNW 15:09e 15-SEP-06

News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business and Financial Editors/Financial Analysts:
West Fraser Will Support Implementation of Softwood Lumber Agreement

VANCOUVER, Aug. 21 /CNW/ - West Fraser Timber Co. Ltd. announced that it has today advised the Government of Canada that it would take steps to permit the implementation of the Softwood Lumber Agreement negotiated between Canada and the United States. In its notice, West Fraser confirmed that it has "had serious reservations about both the substance of the (Softwood Lumber Agreement) and the process by which it has been developed" but confirmed that if certain conditions are met it will participate in the Agreement's implementation, including terminating certain outstanding litigation.

Hank Ketcham, Chairman, President and CEO of West Fraser stated: "Over the past several years we, along with other industry and government representatives, have worked very hard to achieve a resolution to this dispute that will be long lasting. The Government of Canada has advised us that this Agreement is the best that can be achieved at this time and, although it falls short of what we had hoped for, we believe that on balance our interests, and those of our shareholders, employees and other stakeholders, are best served by participating in its implementation."

West Fraser's commitment is subject to conditions including satisfaction with the forms of final documentation and similar commitments being made by companies representing not less than 95% of all duty deposits.

Mr. Ketcham also recognized the efforts of the Province of British Columbia. "Without the steadfast support and leadership of Premier Gordon Campbell, we would have faced a much more difficult future."

West Fraser is an integrated forest products company that produces lumber, LVL, MDF, plywood, pulp, linerboard, kraft paper and newsprint. The Company has manufacturing operations in British Columbia, Alberta and the southern United States. West Fraser has approximately 6,900 employees and is headquartered in Vancouver, British Columbia.

<<

West Fraser Common shares trade on the Toronto Stock Exchange
under the symbol WFT.

>>

%SEDAR: 00002660E

/For further information: Hank Ketcham, Chairman, President and Chief Executive Officer; or Bill LeGrow, Vice-President, Transportation and Energy, (604) 895-2700, www.westfraser.com/
(WFT.)

CO: West Fraser Timber Co. Ltd.

CNW 18:35e 21-AUG-06

News release via Canada NewsWire, Vancouver 604-669-7764

Attention: Business & Financial Editors Financial Analysts:
West Fraser completes the sale of the Babine and Decker Lake sawmills

VANCOUVER, Oct. 31 /CNW/ - West Fraser Timber Co. Ltd. (TSX: WFT) announced today that, further to its news release of September 15, 2006, it has completed the sale of its interests in the Babine and Decker Lake sawmills to a wholly-owned subsidiary of Hampton Lumber Mills, Inc., for estimated proceeds of $78 million, inclusive of working capital. The purchase price is subject to adjustment based on actual working capital at closing. In addition, West Fraser is entitled to receive its share of duty refund payments, net of taxes and expenses, that may be received by the Babine and Decker Lake sawmills related to softwood lumber duties paid prior to closing.

West Fraser is an integrated forest products company that produces lumber, LVL, MDF, plywood, pulp, linerboard, kraft paper and newsprint. The Company has manufacturing operations in British Columbia, Alberta and the southern United States. West Fraser has approximately 6,900 employees and is headquartered in Vancouver, British Columbia.

West Fraser shares trade on the Toronto Stock Exchange under the symbol: WFT

%SEDAR: 00002660E

/For further information: Mr. Wayne Clogg, Vice President, Woodlands, or Mr. Rodger Hutchinson, Vice President, Corporate Controller, Telephone number (604) 895-2700, www.westfraser.com/
(WFT.)

CO: West Fraser Timber Co. Ltd.

CNW 16:52e 31-OCT-06

News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business & Financial Editors/Financial Analysts:
West Fraser Announces Second Quarter Results - "WFT"

VANCOUVER, July 27 /CNW/ - West Fraser Timber Co. Ltd. today reported earnings of $104 million or $2.41 per share on sales of $888 million in the second quarter of 2006 compared to earnings of $6 million or $0.14 per share on sales of $902 million in the first quarter of 2006 and earnings of $38 million or $0.88 per share on sales of $953 million in the second quarter of 2005. For the first half of 2006, earnings were $110 million or $2.55 per share, on sales of $1,790 million. This compares to earnings of $81 million or $1.87 per share, on sales of $1,855 million for the first half of 2005.

EBITDA(1) was $87 million or 10% of sales for the quarter compared to EBITDA of $115 million or 13% of sales for the first quarter of 2005 and $137 million or 14% of sales for the second quarter of 2005. For the first half of 2006 EBITDA was $202 million or 11% of sales compared to $279 million or 15% of sales for the first half of 2005.

Second quarter 2006 earnings reflect the following after-tax items:

<<
- Recovery of $4 million or $0.08 per share related to share option expense;
- Gain of $13 million or $0.30 per share related to the translation of U.S. dollar denominated debt;
- Gain of $51 million or $1.18 per share related to sale of an interest in a power purchase agreement;
- Gain of $9 million or $0.21 per share related to the B.C. timber take-back compensation; and
- Recovery of $33 million or $0.77 per share related to statutory income tax rate reductions enacted in the quarter.

"A number of non-recurring items contributed to second quarter earnings" says Hank Ketcham, Chairman, President & Chief Executive Officer. "Price declines in lumber and plywood from the first quarter and the planned maintenance shutdowns at our two NBSK mills and at our linerboard and kraft paper mill contributed to lower operating earnings compared to the first quarter of the year."

Second quarter 2005 earnings reflected the following after-tax items:

- Recovery of $3 million or $0.07 per share related to share option expense; and
- Expense of $7 million or $0.15 per share related to the translation of U.S. denominated debt.

>>

Operational Results

Lumber EBITDA for the quarter was $49 million or 10% of sales compared to $91 million or 17% of sales in the first quarter of 2006. The decline in EBITDA resulted primarily from lower lumber prices combined with the stronger Canadian dollar during the quarter. Benchmark SPF 2X4 lumber prices averaged US $316 per Mfbm for the quarter compared to US $343 per Mfbm in the first quarter of 2006. The Canadian dollar averaged US $0.89 in the second quarter compared to US $0.87 in the first quarter of 2006.

Softwood lumber duties continued to affect the Company's financial results. West Fraser expensed $22 million in lumber duty payments in each of the first and second quarters of 2006(2).

All sawmills operated at or near capacity during the quarter. Fewer operating days in the quarter resulted in a production decline from the previous quarter. The Quesnel, B.C. sawmill rebuild remains on schedule with production to commence in the fourth quarter of this year.

On June 30, 2006, the Company reached an agreement with the Province of B.C. for compensation of $29 million for 1,275,000 cubic metres of timber rights expropriated under the government's Forestry Revitalization Plan. An additional $2 million was received in the quarter for certain related assets. A gain of $14 million ($9 million after-tax) is included in the second quarter results.

Panel operations generated EBITDA for the quarter of $16 million or 12% of sales compared to $16 million or 13% of sales in the first quarter of 2006. MDF quarterly records were achieved for both production and shipments.

The pulp and paper operations generated EBITDA of $18 million or 6% of sales compared to EBITDA of $13 million or 5% of sales in the first quarter of 2006. The EBITDA improvement compared to the first quarter was primarily due to improved product prices partially offset by the impact of the maintenance shutdowns and the stronger Canadian dollar.

West Fraser's two NBSK pulp mills and the Kitimat linerboard and kraft paper mill completed their regularly scheduled annual maintenance shutdowns in the second quarter of 2006. Various factors caused the maintenance shutdowns to be extended beyond the planned outages resulting in a reduction from normal operating production of approximately 60,000 tonnes compared to an anticipated reduction of 45,000 tonnes.

Power Purchase Agreements

Effective May 31, 2006 the Company sold its interests in a power purchase agreement related to the power generated by an Alberta power plant for proceeds of $68 million while concurrently acquiring an additional interest in an agreement related to the power generated by a different power plant in Alberta. A gain of $62 million (after-tax $51 million) was recorded in the quarter related to the sale. As a result of the transactions, West Fraser's percentage entitlement to the output generated by the power plant is constant through 2020, providing a more consistent energy hedge and substantially protecting its Alberta energy position.

Lumber Trade Dispute

On July 1, 2006, Canadian and U.S. government representatives agreed to the terms of a softwood lumber agreement. In order to be implemented, the agreement requires legislation to be passed by the Canadian parliament and the withdrawal of litigation by Canadian and U.S. parties, amongst other conditions. Many concerns have been raised by Canadian interests and it is not clear if the agreement will be implemented in its present form.

On July 21, 2006, the U.S. Court of International Trade ruled in a unanimous decision that there is no valid legal basis for the imposition of antidumping and countervailing duties against Canadian softwood lumber. The court said that duties collected since November 4, 2004 should be returned to Canada, plus interest, and the court has requested additional briefing on the issue of refund of deposits prior to November 4, 2004. This is the first U.S. court ruling related to the current dispute, and it has resulted in clear support of the Canadian position.

In the absence of a negotiated settlement, West Fraser believes that given the series of legal decisions that have decisively favoured the Canadian position, a revocation of the orders and refund of deposits should eventually occur.

Forward-Looking Statements

Some information contained in this release is prospective and may be affected by known or unknown risks and uncertainties, which are mostly outside the control of West Fraser. The results or events mentioned in such prospective information may differ substantially from actual results or events.

Conference Call

Investors are invited to listen to the quarterly conference call on Friday, July 28 at 8:00 a.m. Pacific Daylight Time (11:00 a.m. Eastern Daylight Time) by dialing 1-888-575-8232 (toll-free North America). The call may also be accessed through West Fraser's web site at www.westfraser.com.

West Fraser is an integrated forest products company producing lumber, LVL, MDF, plywood, pulp, linerboard, kraft paper and newsprint. The Company has 6,900 employees and operations in British Columbia, Alberta and the southern United States.

----

(1) Throughout this news release, reference is made to EBITDA (defined as operating earnings plus amortization of property, plant, equipment and timber, plus restructuring charge), which the Company considers to be a key performance indicator. EBITDA is not a generally accepted earnings measure and should not be considered as an alternative to earnings or cash flows as determined in accordance with Canadian generally accepted accounting principles. As there is no standardized method of calculating EBITDA, the Company's use of the term may not be directly comparable with similarly titled measures used by other companies.

(2) As at June 30, 2006, the total amount on deposit related to duties is US $409 million, excluding amounts deposited by Weldwood prior to its acquisition by West Fraser, refunds of which are for the account of the previous owner.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion and analysis should be read in conjunction with the unaudited consolidated interim financial statements included in this quarterly report and the Management's Discussion & Analysis included in the Company's 2005 Annual Report. Additional information relating to the Company, including the Company's Annual Information Form is available on SEDAR at www.sedar.com.

The information contained in this report includes forward-looking statements the accuracy of which depends on a number of assumptions and is subject to risks and uncertainties. These include, but are not limited to, uncertainties associated with the effect of general economic conditions on demand for the Company's products, foreign exchange rate fluctuations, trade sanctions, the availability of fibre and changes in stumpage fees, competition, operational curtailments and transportation limitations, natural disasters, insect infestation, the effects of forestry, land use, environmental and other government regulations, First Nations claims, and the ability of the Company to execute its business plans. Accordingly, actual results, performance and achievements of the Company may differ materially from those projected.

Throughout this report, reference is made to EBITDA (defined as operating earnings plus amortization of property, plant, equipment and timber, plus restructuring charge), which West Fraser considers to be a key performance indicator. EBITDA is not a generally accepted earnings measure and should not be considered as an alternative to earnings or cash flows as determined in accordance with Canadian generally accepted accounting principles. As there is no standardized method of calculating EBITDA, the Company's use of the term may not be directly comparable with similarly titled measures used by other companies.

The information in this report is as at July 27, 2006.

<<

REVENUE AND EARNINGS COMPARISON

	2006			2005	
	Q2	Q1	YTD	Q2	YTD
Financial Highlights (Millions of $, except as noted)					
Sales	888	902	1,790	953	1,855
Operating earnings	27	15	42	77	157
Amortization of property, plant, equipment & timber	60	62	122	60	122
Restructuring charge	-	38	38	-	-
EBITDA	87	115	202	137	279
EBITDA margin (%)	10	13	11	14	15
Gain on sale of power purchase agreement	62	-	62	-	-
Gain on timber take-back	14	-	14	3	3
Earnings	104	6	110	38	81
Diluted earnings per share ($)	2.41	0.14	2.55	0.88	1.87
$CDN / $US - average	1.121	1.155	1.138	1.244	1.235
Operating Highlights					
Lumber (MMfbm)					
Production	1,080	1,136	2,216	1,105	2,163
Shipments	1,131	1,098	2,229	1,123	2,050
Panels					
Plywood (MMsf - 3/8")					
Production	190	184	374	185	363
Shipments	190	176	366	194	348
LVL (Mcf)					
Production	797	781	1,578	819	1,633
Shipments	811	750	1,561	795	1,616
MDF (MMsf - 3/4")					
Production	76	71	147	75	146
Shipments	78	78	156	75	146
Pulp & Paper (Mtonnes)					
Linerboard & Kraft Paper					
Production	102	121	223	101	220
Shipments	120	124	244	126	229
NBSK					
Production	112	141	253	129	280
Shipments	139	145	284	126	274
BCTMP					
Production	144	140	284	138	268
Shipments	164	163	327	125	273

Newsprint					
Production	32	32	64	34	67
Shipments	31	32	63	33	66

SELECTED QUARTERLY INFORMATION
($ millions, except earnings per share amounts which are in $)

	Q2-06	Q1-06	Q4-05	Q3-05	Q2-05	Q1-05	Q4-04	Q3-04
Sales	888	902	832	890	953	902	552	700
Earnings	104	6	9	18	38	43	41	78
Basic EPS	2.43	0.14	0.20	0.42	0.89	1.00	1.10	2.12
Diluted EPS	2.41	0.14	0.20	0.42	0.88	0.99	0.94	1.95

>>

Lower lumber prices combined with the strengthening Canadian dollar continued to adversely affect the Company's earnings in the second quarter of 2006. If not for the effect of a non-recurring restructuring charge of $38 million recorded in the first quarter of 2006, second quarter operating earnings would have declined from the prior quarter. Quarterly earnings also reflect the adverse impact of the regularly scheduled maintenance shutdowns at the kraft pulp and paper operations which was offset partially by higher shipment volumes for most products.

The combination of lower lumber prices, a stronger Canadian dollar and the $38 million restructuring charge contributed to lower operating earnings in the quarter and first half of the year compared to the same periods of 2005. The operating earnings reduction was offset in part by higher production and shipment volumes in most products and by lower duty payments.

Interest expense was $11 million for the quarter (first half 2006 - $21 million) compared to $16 million in the second quarter of 2005 (first half 2005 - $28 million). The decrease in interest from last year was due mainly to interest earned on cash held on deposit in 2006 and deferred charges of $3 million expensed in the second quarter of 2005 related to debt that was prepaid.

The change in value of the Canadian dollar against the U.S. dollar resulted in an exchange gain of $16 million on the Company's U.S. denominated long-term debt in the second quarter. This compares to an exchange loss of $2 million in the first quarter of 2006 and $7 million in the second quarter of 2005. In the first half of 2006 there was a gain of $14 million compared to an exchange loss of $10 million in the first half of 2005. The currency change also resulted in a loss on translation of U.S. denominated receivables and foreign operations of $12 million in the second quarter compared to a $3 million gain in the second quarter of 2005. For the first half of 2006 the exchange loss was $8 million compared to a $2 million gain in the first half of 2005. Other income also includes gains on the sale of property, plant, equipment and timber.

Effective May 1, 2006 the Company sold its interests in one of two power purchase agreements to which it is a party for proceeds of $68 million while concurrently acquiring a greater interest in the remaining agreement for $86 million. The transactions were accounted for as a sale and purchase respectively, resulting in a gain of $62 million. See note 3 to the consolidated financial statements.

The Company entered into the sales transaction as the price obtained provided a higher return than management's estimate of the value of the future cash flows to be generated from the agreement. The Company also agreed to the sales transaction in order to accommodate the sale to a third party of the entire interest in the sold agreement. The opportunity to increase the

Company's share in the remaining agreement was provided as an inducement to participate in the sale. The reinvestment of the proceeds of $68 million combined with the additional investment of $18 million in the remaining agreement provides the Company with an increased interest in the power purchase agreement related to a newer and lower cost power plant. An additional benefit of the transactions is that the Company's percentage entitlement to the output of the power plant remains constant through 2020, providing a more consistent energy hedge and substantially protecting its energy position.

During the quarter, the Company reached an agreement with the Province of British Columbia for compensation for timber rights expropriated by the Province under the government's Forestry Revitalization Plan. The Company will receive approximately $29 million from the Province in compensation for the loss of approximately 1,275,000 cubic metres of its replaceable forest tenures and received an additional $2 million in the quarter for certain related assets. A gain of $14 million is included in second quarter earnings.

The effective tax rate for the quarter differed significantly from the statutory rate primarily due to reductions in federal and Alberta tax rates that were enacted in the second quarter and the exchange gain on U.S. denominated long-term debt and gain on sale of power purchase agreement both of which are taxed at capital gains rates. Note 9 to the consolidated financial statements provides a reconciliation to the effective tax rate.

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LUMBER

	2006 Q2	2006 Q1	2006 YTD	2005 Q2	2005 YTD
Sales - $ millions	480	505	985	560	1,058
EBITDA - $ millions	49	91	140	108	210
EBITDA margin - %	10	17	14	18	19
Operating Earnings - $ millions	21	64	85	81	155
Benchmark Price					
SPF No. 2 & Better 2 x 4 (US$ per Mfbm)(1)	316	343	329	361	379
SYP No. 2 West 2 x 4 (US$ per Mfbm)(2)	351	409	380	433	413

(1) Source: Random Lengths - 2x4, No. 2 & Better - Net FOB mill.
(2) Source: Random Lengths - 2x4 - Net FOB mill westside
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The decline in operating earnings in the second quarter of 2006 compared to the prior quarter was due primarily to lower lumber prices partially offset by higher shipment volumes. The main contributing factors to the decline in operating earnings in the second quarter and in the first half of 2006 compared to the same periods in 2005 were lower lumber and chip prices and the stronger Canadian dollar partially offset by lower export duties and higher shipment volumes.

Lumber production was lower in the second quarter of 2006 compared to the first quarter of 2006 and the second quarter of 2005 as there were fewer operating days this quarter. Year-to-date production is higher than the comparative period of 2005 due primarily to third shifts being added at two sawmills and improved lumber recovery at a number of operations.

The U.S. softwood lumber duties continued to affect the Company's financial results. In the second quarter of 2006, West Fraser expensed lumber duty deposits of $22 million compared to $43 million in the second quarter of 2005 reflecting reduced duty rates and lumber prices. West Fraser's duties on deposit, excluding interest thereon, total US $409 million or Cdn $457 million as at June 30, 2006. The following table presents duties expensed in the periods indicated.

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Export Duties
($ millions)

	Q1	Q2	Q3	Q4	Total
2006	22	22	-	-	44
2005	40	43	39	29	151
2004	31	42	52	31	156
2003	23	26	31	32	112
2002(1)	2	(13)	29	24	42

(1) After 2001 reversals.

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The Company has commenced the process of selling its approximate 90% interests in the Burns Lake and Decker Lake sawmills. The mills have an annual capacity of approximately 365 MMfbm and AAC of 450,000 m(3) of timber tenures. These divestitures are required in accordance with an agreement made by West Fraser with the Canadian Competition Commissioner upon acquiring Weldwood.

Although housing starts have remained strong in the first half of the year, many analysts predict that U.S. housing starts will weaken over the second half of 2006 which may have a negative impact on demand for building products and which could result in lower prices. Lumber prices have declined during the quarter with the benchmark SPF 2x4 price ending the second quarter of 2006 at US $300 per Mfbm.

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PANELS

	2006			2005	
	Q2	Q1	YTD	Q2	YTD
Sales - $ millions	127	124	251	134	264
EBITDA - $ millions	16	16	32	17	39
EBITDA margin - %	12	13	13	13	15
Operating Earnings - $ millions	5	7	12	9	21
Benchmark Price					
MDF (US$ per MSF 3/4" basis)(1)	431	414	423	418	418
Plywood (Cdn$ per MSF 3/8" basis)(2)	360	375	367	358	398

(1) Source: Resource Information Systems, Inc. - MDF Western U.S. - Net FOB mill.

(2) Source: Crow's Market Report - Delivered Toronto

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Lower plywood prices reduced panel operating earnings during the quarter, although the effect was partially offset by increased MDF prices. The operating earnings decline in the first half of 2006 compared to the first half of 2005 was due primarily to lower plywood and Canadian dollar MDF prices partially offset by higher shipment volumes. The lower plywood prices are consistent with the decline in other building product prices. LVL continues to be a solid contributor to operating earnings with steady pricing and production levels.

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PULP & PAPER

	2006			2005	
	Q2	Q1	YTD	Q2	YTD
Sales - $ millions	281	273	554	258	533
EBITDA - $ millions	18	13	31	15	44
EBITDA margin - %	6	5	6	6	8

Operating Earnings - $ millions	(5)	(48)	(53)	(9)	(3)
Benchmark Price					
NBSK (US$ per tonne)(1)	705	653	679	653	662
Linerboard (US$ per tonne)(2)	568	513	527	484	490
Newsprint (US$ per tonne)(3)	658	644	651	589	580

(1) Source: Resource Information Systems, Inc. - U.S. list price, delivered U.S.
(2) Source: Pulp & Paper Week - Unbleached linerboard kraft, East
(3) Source: Resource Information Systems, Inc. - U.S. delivered 48.8 gram newsprint
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The operating earnings improvement in the second quarter of 2006 compared to the first quarter of 2006 was primarily due to the first quarter $38 million restructuring charge and improved product pricing. This was partially offset by the stronger Canadian dollar and higher NBSK unit production costs mainly due to lower production resulting from the maintenance shutdowns. The operating earnings improvements in the second quarter of 2006 compared to the second quarter of 2005 is the result of lower furnish costs and higher prices and shipment volumes partially offset by the stronger Canadian dollar and higher unit production costs at the NBSK mills. Operating earnings in the first half of 2006 were lower than the first half of 2005 due primarily to the $38 million restructuring charge, the impact of the stronger Canadian dollar and higher NBSK unit production costs as a result of the lower production volumes.

The scheduled annual maintenance shutdowns at the Hinton and Cariboo pulp mills and the Kitimat linerboard and kraft paper mill were completed in the second quarter of 2006. Each shutdown was extended beyond the planned schedules, mostly as a result of additional and unexpected maintenance work.

The Cariboo Pulp joint venture mill shutdown and startup was complicated by a failure of a tank in the bleach plant. This event idled the bleach plant for approximately 20 days. During this time approximately 15,000 tonnes of unbleached kraft pulp were produced. The unbleached pulp, of which 50% is to West Fraser's account, has been sold. The production of unbleached pulp reduced the costs associated with the additional 20 days of downtime in the bleach plant.

West Fraser's production loss associated with the annual maintenance shutdowns at the Hinton, Cariboo and Kitimat mills was approximately 60,000 tonnes compared to the planned production loss of approximately 45,000 tonnes. The production losses associated with the extended shutdowns resulted in increased unit production costs, especially at the NBSK mills. All of the planned maintenance shutdowns are now complete and each mill has resumed normal operation and production levels.

Both BCTMP mills ran very well in the quarter and the first half of the year with increased production relative to the comparative periods of 2005.

In March 2006, the Company announced the permanent closure of Hinton Pulp's No. 1 pulp machine and wood room and a $20 million upgrade of the remaining pulp machine. These closures will occur during the fourth quarter of 2006 and the upgrade is expected to be completed in the second quarter of 2007. After completion of the closures and upgrade the annual capacity of the mill will be reduced by approximately 70,000 tonnes to 350,000 tonnes. In the first quarter of 2006 the Company recorded a charge of $35 million against property, plant, equipment and timber and a charge of $3 million for other restructuring costs.

Pulp price increases in the second quarter compared to the first quarter of 2006 more than offset the stronger Canadian dollar, translating into improved mill nets for both NSBK and BCTMP. However, compared to the second quarter of 2005, mill nets were lower in the current quarter as the stronger Canadian dollar more than offset the benefit of higher pulp prices. Pulp markets are expected to remain strong through the remainder of 2006 and should result in a positive pricing environment for the balance of the year.

Second quarter U.S. dollar denominated linerboard prices were higher than

both the first quarter of 2006 and the second quarter of 2005. The increase in prices resulted in higher mill nets for the second quarter compared to the first quarter. However, the stronger Canadian dollar more than offset the higher prices compared to the second quarter of 2005. The outlook for linerboard is for continued strength in both demand and pricing through to the end of the year.

The Alberta Newsprint mill benefited from efficient operations and continued pricing strength in the North American newsprint market.

CAPITAL STRUCTURE

The Company issued 3,291 Common shares pursuant to the Employee Share Purchase Plan during the three months ended June 30, 2006 (first half of 2006 - 6,713 Common shares). The shares issued and outstanding at June 30, 2006 are presented in the table below.

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	June 30, 2006	December 31, 2005
Common	37,878,499	37,871,786
Class B common	4,885,206	4,885,206
Total Common	42,763,705	42,756,992

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Common shares and Class B common shares are equal in all respects except that each Class B common share may be exchanged for one Common share.

CAPITAL REQUIREMENTS AND LIQUIDITY

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Summary of Financial Position

	June 30, 2006	December 31, 2005
Net Cash(1) - $ millions	8	18
Current Assets - $ millions	940	988
Current Liabilities - $ millions	552	617
Ratio of current assets to current liabilities	1.7	1.6
Net Debt(2) - $ millions	772	775
Shareholders' Equity - $ millions	1,964	1,866
Net Debt to Capitalization - %(2)	28	29

(1) Net cash consists of cash and short-term investments less cheques issued in excess of funds on deposit.

(2) Net debt (total debt less cash and short-term investments) divided by net debt plus shareholders' equity.

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West Fraser's cash requirements, other than for operating purposes, are primarily for interest, repayment of debt, additions to property, plant, equipment and timber, acquisitions and payment of common share dividends. In years without a major acquisition or significant debt repayment, cash on hand and cash provided by operations have normally been sufficient to meet these requirements.

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Selected Cash Flow Items
($ millions)

	2006	2005

	Q2	Q1	YTD	Q2	YTD
Cash provided from (used in):					
Operating Activities					
Cash provided before working capital changes	26	102	128	91	204
Non-cash working capital items	118	(117)	1	70	(230)
Total operating activities	144	(15)	129	161	(26)
Financing Activities					
Debt and operating loans	(74)	75	1	(101)	(166)
Dividends & other	(6)	(6)	(12)	(6)	(12)
Total financing activities	(80)	69	(11)	(107)	(178)
Investing Activities					
Additions to property, plant, equipment & timber	(63)	(55)	(118)	(67)	(102)
Other	(15)	5	(10)	4	1
Total investing activities	(78)	(50)	(128)	(63)	(101)
Change in cash	(14)	4	(10)	(9)	(305)

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Lower finished product and log inventories partially offset by lower accounts payable contributed to the $118 million cash flow from non-cash working capital in the second quarter of 2006. Reduced log inventories and the related payables is a normal occurrence in the second quarter due to the cessation of logging activities for the spring breakup in the Company's logging areas. Year-to-date 2005 non-cash working capital items include cash tax payments of $225 million.

Additions to property, plant, equipment and timber of $63 million in the quarter include $21 million related to the Quesnel sawmill rebuild.

At June 30, 2006, the Company had unused committed credit facilities of approximately $363 million.

STUMPAGE

On April 1, 2006, the Province of British Columbia changed the way logs are graded and the way stumpage is calculated for beetle-infested trees. The changes were designed to be revenue neutral to the Province but will change the distribution of stumpage across the Interior Region of B.C. Generally, timber stands that are heavily damaged by mountain pine beetle will incur higher stumpage with a corresponding reduction in stumpage in less severely damaged or unaffected stands.

The Ministry of Forests has calculated an adjustment to stumpage for every cutting permit in the B.C. Interior, effective April 1, 2006. Licensees will have the option to accept the adjustment or to reassess the level of damage in the timber stands and follow new appraisal procedures to calculate a new stumpage rate. The new stumpage rates are expected to increase West Fraser's costs by two to three dollars per cubic metre harvested from West Fraser's affected B.C. tenures.

On July 1, 2006, the B.C. government enacted a new timber pricing system for the B.C. Interior. A change to market based timber pricing has been

anticipated for some time since it was announced as part of the Province's Forestry Revitalization Plan in 2003. Under this new pricing system, stumpage will be based on timber sales data derived from publicly auctioned timber rather than on the Statistics Canada lumber and chip price indices. The impact of this proposed change on West Fraser's stumpage costs is not expected to be material for the balance of the year.

SOFTWOOD LUMBER DISPUTE UPDATE

On July 1, 2006, Canadian and U.S. government representatives agreed to the terms of a softwood lumber agreement. The basic terms include replacing the existing duty deposits with a Canadian-imposed export tax, or a combination of a lower tax and quota, both of which may vary based on the price of lumber and the level of shipments to the United States. In addition, out of the existing duty deposits of approximately US$ 5 billion, the U.S. will retain approximately US$1 billion with the balance returned to the Canadian companies with interest. The agreement requires both sides to withdraw all litigation, the U.S. industry petitioners to execute letters waiving their right to file another case while the agreement is in effect and substantially all of the Canadian industry to consent to the distribution of duty deposits. The agreement requires legislation to be passed by the Canadian parliament which is expected in September of this year.

A significant portion of the Canadian forest industry and some Provinces have identified deficiencies in the agreement and in the meantime litigation relating to the duty deposit orders continues. As a result, there is uncertainty as to whether the agreement will be implemented.

On July 21, 2006, the U.S. Court of International Trade ruled in a unanimous decision that there is no valid legal basis for the imposition of antidumping and countervailing duties against Canadian softwood lumber. The court said that duties collected since November 4, 2004 should be returned to Canada, plus interest, and the court has requested additional briefing on the issue of refund of deposits prior to November 4, 2004.

West Fraser believes that recording a reversal of previously expensed duty deposits is not appropriate at this time due to the continuing uncertainty related to the timing and amount of potential refunds. Refunds will be reflected in the Company's earnings when receipt is reasonably certain.

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CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars - unaudited)

	As at June 30, 2006	As at December 31, 2005
ASSETS		
Current assets		
Cash and short-term investments	$ 41.2	$ 62.2
Accounts receivable	324.8	308.5
Inventories	498.0	572.0
Prepaid expenses	45.1	14.1
Current assets held for sale (note 2)	30.5	30.7
	939.6	987.5
Property, plant, equipment & timber	2,172.1	2,230.1
Deferred charges	32.0	27.1
Goodwill	263.7	263.7
Other assets (note 3)	135.3	61.6
Long-term assets held for sale (note 2)	63.3	63.7

	$ 3,606.0	$ 3,633.7

LIABILITIES & SHAREHOLDERS' EQUITY		
Current liabilities		
Cheques issued in excess of funds on deposit	$ 33.2	$ 43.9
Operating loans (note 4)	166.5	165.1
Accounts payable and accrued liabilities	279.3	333.1
Income tax payable	12.9	4.6
Current portion of reforestation obligation	52.3	52.3
Current portion of long-term debt	3.9	4.5
Current liabilities held for sale (note 2)	3.7	13.6
	551.8	617.1
Long-term debt	609.8	623.9
Other liabilities (note 5)	141.7	133.0
Future income taxes	314.8	377.6
Long-term liabilities held for sale (note 2)	23.8	16.2
	1,641.9	1,767.8
Shareholders' equity (note 6)	1,964.1	1,865.9
	$ 3,606.0	$ 3,633.7

Number of Common shares outstanding at July 26, 2006 was 42,764,718.
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CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(in millions of Canadian dollars - unaudited)

	April 1 to June 30		January 1 to June 30	
	2006	2005	2006	2005
Sales	$ 887.9	$ 952.8	$ 1,789.9	$ 1,855.2
Costs and expenses				
Cost of products sold	609.6	606.3	1,199.3	1,161.3
Freight and other distribution costs	146.1	137.0	291.5	263.9
Countervailing and antidumping duties	21.7	42.8	44.1	83.6
Amortization	60.0	59.9	121.8	122.6
Selling, general and administration	28.9	34.0	57.5	64.0
Share option (recovery) expense	(5.3)	(4.5)	(4.4)	3.1
Restructuring charge (note 7)	-	-	37.6	-
	861.0	875.5	1,747.4	1,698.5
Operating earnings	26.9	77.3	42.5	156.7
Other				
Interest expense - net	(10.7)	(15.5)	(20.7)	(27.9)

Exchange gain (loss) on long-term debt	15.5	(6.7)	14.0	(9.9)
Gain on sale of power purchase agreement (note 3)	61.8	-	61.8	-
Gain on timber take-back (note 8)	13.6	3.3	13.6	3.3
Other income (expense)	(11.8)	1.8	(5.6)	5.3
Earnings before income taxes and non-controlling interest	95.3	60.2	105.6	127.5
Income tax recovery (expense) (note 9)	8.9	(21.5)	$ 5.1	$ (45.4)
Earnings before non-controlling interest	104.2	38.7	110.7	82.1
Non-controlling interest	(0.4)	(0.7)	(0.8)	(1.2)
Earnings	$ 103.8	$ 38.0	$ 109.9	$ 80.9
Earnings per share (note 11)				
Basic	$ 2.43	$ 0.89	$ 2.57	$ 1.89
Diluted	$ 2.41	$ 0.88	$ 2.55	$ 1.87

RETAINED EARNINGS

Balance - beginning of period	$ 1,268.9	$ 1,222.0	$ 1,268.8	$ 1,185.1
Earnings	103.8	38.0	109.9	80.9
	1,372.7	1,260.0	1,378.7	1,266.0
Common share dividends	(6.0)	(6.0)	(12.0)	(12.0)
Balance - end of period	$ 1,366.7	$ 1,254.0	$ 1,366.7	$ 1,254.0

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CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars - unaudited)

	April 1 to June 30		January 1 June 30	
	2006	2005	2006	2005
Cash Flows From Operating Activities				
Earnings	$ 103.8	$ 38.0	$ 109.9	$ 80.9
Items not affecting cash				
Amortization of property, plant, equipment & timber	60.0	59.9	121.8	122.6
Write down of pulp assets (note 7)	-	-	34.8	-
Exchange (gain) loss on long-term debt	(15.5)	6.7	(14.0)	9.9
Change in reforestation obligation	(11.3)	(6.6)	1.1	5.7
Change in other long-term				

liabilities	0.9	0.3	7.4	1.2
Change in deferred charges	(0.4)	(0.1)	(4.9)	2.2
Future income taxes	(39.4)	(5.5)	(54.8)	(17.6)
Gain on asset sales	(73.9)	(2.9)	(74.8)	(3.5)
Other	1.8	1.2	1.6	2.4
	26.0	91.0	128.1	203.8
Net change in non-cash working capital items	117.7	70.1	0.9	(229.6)
	143.7	161.1	129.0	(25.8)
Cash Flows From Financing Activities				
Repayment of long-term debt	(0.3)	(100.6)	(0.6)	(100.6)
Net proceeds from (repayment of) operating loans	(73.5)	-	1.4	(66.0)
Common share dividends	(6.0)	(6.0)	(12.0)	(12.0)
Issuance of Common shares	0.2	0.1	0.3	0.2
	(79.6)	(106.5)	(10.9)	(178.4)
Cash Flows From Investing Activities				
Additions to property, plant, equipment & timber	(63.1)	(67.1)	(117.8)	(102.3)
Proceeds from disposal of property, plant, equipment & timber	0.1	4.9	3.3	6.7
Increase in other assets	(15.3)	(1.0)	(13.9)	(5.4)
	(78.3)	(63.2)	(128.4)	(101.0)
Decrease in net cash(x)	(14.2)	(8.6)	(10.3)	(305.2)
Net cash - beginning of period	22.2	53.0	18.3	349.6
Net cash - end of period	$ 8.0	$ 44.4	$ 8.0	$ 44.4

(x)Net cash consists of cash and short term investments, and cheques issued in excess of funds on deposit.

Supplemental information:				
Interest paid	$ 19.0	$ 18.1	$ 21.7	$ 25.4
Income taxes paid	$ 18.1	$ 54.8	$ 53.6	$ 225.4

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SECOND QUARTER SEGMENTED INFORMATION
(in millions of Canadian dollars - unaudited)

	Lumber	Panels	Pulp & paper	Corporate & other	Consolidated
April 1, 2006 to June 30, 2006					
Sales					
To external customers	$ 480.2	$ 127.2	$ 280.5	$ -	$ 887.9
To other segments	20.2	1.4	-	-	
	$ 500.4	$ 128.6	$ 280.5	$ -	

EBITDA(1)	$ 48.5	$ 15.6	$ 18.1	$ 4.7	$ 86.9
Amortization of property, plant, equipment & timber	26.8	9.8	22.7	0.7	60.0
Operating earnings (loss)	21.7	5.8	(4.6)	4.0	26.9
Interest expense - net	(6.2)	(1.6)	(2.8)	(0.1)	(10.7)
Exchange gain on long-term debt	-	-	-	15.5	15.5
Gain on sale of power purchase agreement	-	-	61.8	-	61.8
Gain on timber take-back	13.6	-	-	-	13.6
Other income (expense)	0.4	0.1	(1.7)	(10.6)	(11.8)
Earnings before income taxes and non-controlling interest	$ 29.5	$ 4.3	$ 52.7	$ 8.8	$ 95.3

April 1, 2005 to June 30, 2005					
Sales					
To external customers	$ 560.3	$ 134.2	$ 258.3	$ -	$ 952.8
To other segments	25.5	2.7	-	-	
	$ 585.8	$ 136.9	$ 258.3	$ -	
EBITDA(1)	$ 107.6	$ 17.4	$ 14.6	$ (2.4)	$ 137.2
Amortization of property, plant, equipment & timber	26.8	8.9	23.4	0.8	59.9
Operating earnings (loss)	80.8	8.5	(8.8)	(3.2)	77.3
Interest expense - net	(9.2)	(3.1)	(2.2)	(1.0)	(15.5)
Exchange loss on long-term debt	-	-	-	(6.7)	(6.7)
Other income (expense)	2.7	(0.6)	0.5	2.5	5.1
Earnings (loss) before income taxes and non-controlling interest	$ 74.3	$ 4.8	$ (10.5)	$ (8.4)	$ 60.2

(1) Non GAAP measure:
EBITDA is defined as operating earnings plus amortization of property, plant, equipment and timber plus restructuring charge.

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SECOND HALF SEGMENTED INFORMATION

(in millions of Canadian dollars - unaudited)

	Lumber	Panels	Pulp & Paper	Corporate & Other	Consolidated
January 1, 2006 to June 30, 2006					
Sales					
To external customers	$ 985.4	$ 251.0	$ 553.5	$ -	$1,789.9
To other segments	41.2	4.0	-	-	
	$1,026.6	$ 255.0	$ 553.5	$ -	
EBITDA(1)	$ 139.9	$ 32.0	$ 30.6	$ (0.6)	$ 201.9
Amortization of property, plant, equipment & timber	54.7	19.6	45.9	1.6	121.8
Restructuring charge	-	-	37.6	-	37.6
Operating earnings (loss)	85.2	12.4	(52.9)	(2.2)	42.5
Interest expense - net	(11.4)	(3.4)	(5.7)	(0.2)	(20.7)
Exchange gain on long-term debt	-	-	-	14.0	14.0
Gain on sale of power purchase agreement	-	-	61.8	-	61.8
Gain on timber take-back	13.6	-	-	-	13.6
Other income (expense)	2.4	0.3	(0.4)	(7.9)	(5.6)
Earnings before income taxes and non-controlling interest	$ 89.8	$ 9.3	$ 2.8	$ 3.7	$ 105.6
January 1, 2005 to June 30, 2005					
Sales					
To external customers	$1,058.0	$ 264.2	$ 533.0	$ -	$1,855.2
To other segments	44.7	3.7	-	-	
	$1,102.7	$ 267.9	$ 533.0	$ -	
EBITDA(1)	$ 210.3	$ 38.9	$ 44.1	$ (14.0)	$ 279.3
Amortization of property, plant,					

equipment & timber	55.6	18.2	47.2	1.6	122.6
Operating earnings (loss)	154.7	20.7	(3.1)	(15.6)	156.7
Interest income (expense) - net	(16.0)	(6.3)	(5.9)	0.3	(27.9)
Exchange loss on long-term debt	-	-	-	(9.9)	(9.9)
Other income	4.4	0.1	1.0	3.1	8.6
Earnings (loss) before income taxes and non-controlling interest	$ 143.1	$ 14.5	$ (8.0)	$ (22.1)	$ 127.5

(1) Non GAAP measure:
EBITDA is defined as operating earnings plus amortization of property, plant, equipment and timber plus restructuring charge.

>>

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(figures are in millions of dollars except where indicated - unaudited)

1. Basis of presentation

These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in the Company's annual report for the year ended December 31, 2005.

These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2005 consolidated annual financial statements.

2. Assets held for sale

The Company has commenced activities to sell its approximate 90% interest in two sawmills and their related timber harvesting rights. The non-controlling interest that relates to these operations is included in long-term liabilities held for sale.

In addition, the Company is selling a harvesting and road maintenance business and related equipment located in Alberta.

The sales of these operations are expected to occur in 2006. The results of operations from these assets held for sale are included in the consolidated statement of earnings. Effective January 1, 2006, amortization was discontinued on the assets held for sale.

3. Other assets

<<

	June 30, 2006	December 31, 2005
Power purchase agreements	$ 106.1	$ 28.7
Investments	13.5	16.3
Advances for timber & timber deposits	15.7	16.6
	$ 135.3	$ 61.6

>>

Power purchase agreements

The Company entered into two power purchase agreements to acquire a portion of the electricity generated from two power plants in Alberta beginning January 1, 2001, at substantially predetermined prices. Effective May 1, 2006, the Company sold its interest in one of the agreements for proceeds of $68.2 million while concurrently acquiring a greater interest in the remaining agreement for $85.7 million. The transactions were accounted for as a sale and purchase respectively, resulting in a gain of $61.8 million.

The Company sells the electricity acquired under the power purchase agreements at prevailing market prices. At the same time, the Company's Alberta operations purchase electricity at prevailing market prices. Prior to the transactions described above, the Company's share of electricity generated from power plants subject to the agreements was expected to be 130 megawatts per year to and including 2013 and 100 megawatts per year for the period 2014 to 2020. Following the transactions, the Company's share of electricity generated is expected to be 120 megawatts for 2006 and 115 megawatts per year for the period 2007 to 2020. The power purchase agreements are amortized over the life of the underlying agreements.

4. Operating loans

The Company has approximately $530.0 million in revolving lines of credit available, $166.5 million of which was drawn as at June 30, 2006. The Company has also issued $15.4 million under various letters of credit. All lines of credit are unsecured except for a $5.0 million joint-venture line of credit, and bear interest at floating rates based on Prime, US base, Bankers' Acceptances or LIBOR at the Company's option.

5. Other liabilities

<<

	June 30, 2006	December 31, 2005
Post-retirement obligations	$ 51.7	$ 44.2
Timber damage deposits	11.2	10.9
Reforestation obligation - long-term	69.4	68.2
Other asset retirement obligations	9.4	9.7
	$ 141.7	$ 133.0

>>

6. Shareholders' equity

<<

	June 30, 2006		December 31, 2005	
	Number of Shares Issued	Amount	Number of Shares Issued	Amount
Common	37,878,499	$ 597.3	37,871,786	$ 597.0
Class B common	4,885,206	0.5	4,885,206	0.5
Total Common	42,763,705	597.8	42,756,992	597.5
Retained earnings		1,366.7		1,268.8
Share purchase loans		(0.4)		(0.4)
Shareholders' equity		$ 1,964.1		$ 1,865.9

>>

Common shares

For the three months ended June 30, 2006, the Company issued 3,291 Common shares for cash of $0.2 million (for the six months ended June 30, 2006 the Company issued 6,713 Common shares for cash of $0.3 million).

7. Restructuring charge

In the first quarter of 2006, the Company expensed $37.6 million related to a restructuring of the pulp mill in Hinton, Alberta. Of this amount, $34.8 million was for the write down of property, plant, equipment and timber with the balance for other restructuring costs.

8. The Forestry Revitalization Plan ("FRP")

In 2003, the Government of B.C. ("Crown") enacted the FRP that provides for changes to Crown forest policy and to the existing allocation of Crown timber tenures to licensees. The harvesting rights associated with replaceable tenures in excess of certain annual volumes were reduced by 20%, and assets such as roads and bridges in the affected areas were also expropriated. The effect of the timber take-back was a reduction of approximately 1,275,000 cubic meters of the Company's existing allowable annual cut on replaceable tenures. During the quarter, the Company agreed to compensation of $30.7 million for the tenure reduction and certain related assets, resulting in a gain of $13.6 million.

9. Income taxes

The Company's effective tax rate is as follows:

<<

	April 1 to June 30, 2006		April 1 to June 30, 2005	
	Amount	%	Amount	%
Income taxes at statutory rates	$ (32.4)	(34.1)	$ (20.7)	(34.9)
Non - taxable amounts	13.4	14.1	(2.4)	(4.1)
Rate differentials between jurisdictions and on specified activities	0.4	0.1	3.1	5.2
Reductions in income tax rates	33.1	34.9	-	-
Other	(5.6)	(5.7)	(1.5)	(2.2)
Income tax recovery (expense)	$ 8.9	9.3	$ (21.5)	(36.0)

	January 1 to June 30 2006		January 1 to June 30 2005	
	Amount	%	Amount	%
Income taxes at statutory rates	$ (35.8)	(34.1)	$ (44.1)	(34.9)
Non - taxable amounts	13.1	12.5	(3.7)	(2.9)
Rate differentials between jurisdictions and on specified activities	1.8	1.7	5.0	3.9
Reductions in statutory income tax rates	33.1	31.6	-	-

Other	(7.1)	(6.9)	(2.6)	(2.0)
Income tax recovery (expense)	$ 5.1	4.8	$ (45.4)	(35.9)

>>

10. Employee future benefits

The total benefit cost of the Company's defined benefit pension plans was $6.7 million for the three months ended June 30, 2006 (three months ended June 30,2005 - $6.8 million) and $12.4 million for the six months ended June 30, 2006 (six months ended June 30,2005 - $14.8 million).

11. Earnings per share

Basic earnings per share is calculated based on earnings available to Common shareholders, as set out below, using the weighted average number of Common shares outstanding. Diluted earnings per share assume the exercise of share options using the treasury stock method.

<<

	April 1 to June 30 2006	April 1 to June 30 2005	January 1 to June 30 2006	January 1 to June 30 2005
Earnings	$103.8	$ 38.0	$109.9	$ 80.9
Weighted average number of shares (thousands)				
Weighted average shares - basic	42,744	42,723	42,742	42,722
Share options - treasury stock method	384	538	385	587
Weighted average shares - diluted	43,128	43,261	43,127	43,309
Earnings per share (dollars)				
Basic	$ 2.43	$ 0.89	$ 2.57	$ 1.89
Diluted	$ 2.41	$ 0.88	$ 2.55	$ 1.87

>>

12. Countervailing and antidumping duties

In 2002, the U.S. Department of Commerce ("USDOC") issued its final determination in the countervailing and antidumping investigations, which resulted in a countervailing duty ("CVD") rate of 18.79% and an antidumping duty ("ADD") rate specific to the Company of 2.18%, both to be posted by cash deposits effective from May 22, 2002.

On April 21, 2004, the USDOC issued a response to an earlier North American Free Trade Agreement ("NAFTA") ruling regarding specific challenges made to the ADD rate calculation. The USDOC concluded that West Fraser's ADD rate would be reduced from 2.18% to 1.79% representing de minimis level, with the result that West Fraser would be exempted from the ADD order. In response to a July 11, 2005 USDOC remand determination which did not revoke the antidumping order against the Company, on July 21, 2005, a NAFTA panel affirmed its prior instruction that the anti-dumping order against West Fraser must be revoked.

On September 10, 2004, the U.S. International Trade Commission ("ITC") issued, in response to a NAFTA remand decision, a determination finding that the U.S. lumber industry was not threatened with material injury by reason of lumber imports from Canada. On November 24, 2004, the U.S. government launched an Extraordinary Challenge of the legality of the decision of the NAFTA panel. On August 10, 2005, a NAFTA Extraordinary Challenge Committee upheld a NAFTA panel ruling that evidence relied upon by the U.S. did not support its finding that Canadian imports threatened to injure the U.S. industry and further confirmed the panel's specific instruction that the U.S. find no threat of injury. This ruling was expected to result in the U.S. withdrawal of the CVD and ADD cases, and the refund of cash deposits with interest. The U.S. has so far refused to comply with the ruling.

Effective December 20, 2004 the Company's CVD and ADD deposit rates were reduced to 17.18% and 0.92%, respectively, as a result of the final determination in the first Administrative Review. These deposits were further reduced due to a ministerial error and recalculated to 16.37% for CVD on February 24, 2005 and to 0.91% for ADD on January 17, 2005.

Effective December 12, 2005, the Company's CVD and ADD deposit rates were reduced to 8.70% and 0.51% respectively, as a result of the final determination in the second Administrative Review.

On July 1, 2006, Canadian and U.S. government representatives agreed to the terms of a softwood lumber agreement. The basic terms include replacing the existing duty deposits with a Canadian-imposed export tax, or a combination of a lower tax and quota, both of which may vary based on the price of lumber and the level of shipments to the United States. In addition, out of the existing duty deposits of approximately US$ 5 billion, the U.S. will retain approximately US$1 billion with the balance returned to the Canadian companies with interest. The agreement requires both sides to withdraw all litigation, the U.S. industry petitioners to execute letters waiving their right to file another case while the agreement is in effect and substantially all of the Canadian industry to consent to the distribution of duty deposits. The agreement requires legislation to be passed by the Canadian parliament. At this time, it is not possible to determine if the agreement will be successfully implemented.

The Company has recorded an expense for CVD and ADD equal to the amount paid as cash deposits throughout applicable periods. A refund of deposits will be recorded as income when receipt is reasonably certain. As at June 30, 2006, the total amount on deposit from May 22, 2002 related to CVD and ADD was US$370.4 million and US$38.7 million respectively. These amounts do not include the amounts on deposit from Weldwood prior to the acquisition by the Company on December 31, 2004, as the previous owner is entitled to any refunds on these amounts.

<<

For the use of CANADA NEWS WIRE SERVICE only

West Fraser shares trade on the Toronto Stock Exchange under the symbol: "WFT".

>>

%SEDAR: 00002660E

/For further information: Mr. Martti Solin, Executive Vice-President,

Finance and Chief Financial Officer or Mr. Rodger Hutchinson, Vice-President, Corporate Controller, (604) 895-2700, www.westfraser.com/
(WFT.)

CO: West Fraser Timber Co. Ltd.

CNW 16:01e 27-JUL-06

42

MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion and analysis should be read in conjunction with the unaudited consolidated interim financial statements included in this quarterly report and the Management's Discussion & Analysis included in the Company's 2005 Annual Report. Additional information relating to the Company, including the Company's Annual Information Form is available on SEDAR at www.sedar.com.

The information contained in this report includes forward-looking statements the accuracy of which depends on a number of assumptions and is subject to risks and uncertainties. These include, but are not limited to, uncertainties associated with the effect of general economic conditions on demand for the Company's products, foreign exchange rate fluctuations, trade sanctions, the availability of fibre and changes in stumpage fees, competition, operational curtailments and transportation limitations, natural disasters, insect infestation, the effects of forestry, land use, environmental and other government regulations, First Nations claims, and the ability of the Company to execute its business plans. Accordingly, actual results, performance and achievements of the Company may differ materially from those projected.

Throughout this report, reference is made to EBITDA (defined as operating earnings plus amortization of property, plant, equipment and timber, plus restructuring charge), which West Fraser considers to be a key performance indicator. EBITDA is not a generally accepted earnings measure and should not be considered as an alternative to earnings or cash flows as determined in accordance with Canadian generally accepted accounting principles. As there is no standardized method of calculating EBITDA, the Company's use of the term may not be directly comparable with similarly titled measures used by other companies.

The information in this report is as at July 27, 2006.

REVENUE AND EARNINGS COMPARISON

	2006			2005	
	Q2	**Q1**	**YTD**	**Q2**	**YTD**
Financial Highlights (Millions of $, except as noted)					
Sales	**888**	902	**1,790**	953	1,855
Operating earnings	**27**	15	**42**	77	157
Amortization of property, plant, equipment & timber	**60**	62	**122**	60	122
Restructuring charge	**-**	38	**38**	-	-
EBITDA	**87**	115	**202**	137	279
EBITDA margin (%)	**10**	13	**11**	14	15
Gain on sale of power purchase agreement	**62**	-	**62**	-	-
Gain on timber take-back	**14**	-	**14**	3	3
Earnings	**104**	6	**110**	38	81
Diluted earnings per share ($)	**2.41**	0.14	**2.55**	0.88	1.87
$CDN / $US - average	**1.121**	1.155	**1.138**	1.244	1.235
Operating Highlights					
Lumber (MMfbm)					
Production	**1,080**	1,136	**2,216**	1,105	2,163
Shipments	**1,131**	1,098	**2,229**	1,123	2,050
Panels					
Plywood (MMsf – 3/8")					
Production	**190**	184	**374**	185	363
Shipments	**190**	176	**366**	194	348
LVL (Mcf)					
Production	**797**	781	**1,578**	819	1,633
Shipments	**811**	750	**1,561**	795	1,616
MDF (MMsf – 3/4")					
Production	**76**	71	**147**	75	146
Shipments	**78**	78	**156**	75	146
Pulp & Paper (Mtonnes)					
Linerboard & Kraft Paper					
Production	**102**	121	**223**	101	220
Shipments	**120**	124	**244**	126	229

	2006			2005	
	Q2	**Q1**	**YTD**	**Q2**	**YTD**
NBSK					
Production	**112**	141	**253**	129	280
Shipments	**139**	145	**284**	126	274
BCTMP					
Production	**144**	140	**284**	138	268
Shipments	**164**	163	**327**	125	273
Newsprint					
Production	**32**	32	**64**	34	67
Shipments	**31**	32	**63**	33	66

SELECTED QUARTERLY INFORMATION

($ millions, except earnings per share amounts which are in $)

	Q2-06	Q1-06	Q4-05	Q3-05	Q2-05	Q1-05	Q4-04	Q3-04
Sales	**888**	902	832	890	953	902	552	700
Earnings	**104**	6	9	18	38	43	41	78
Basic EPS	**2.43**	0.14	0.20	0.42	0.89	1.00	1.10	2.12
Diluted EPS	**2.41**	0.14	0.20	0.42	0.88	0.99	0.94	1.95

Lower lumber prices combined with the strengthening Canadian dollar continued to adversely affect the Company's earnings in the second quarter of 2006. If not for the effect of a non-recurring restructuring charge of $38 million recorded in the first quarter of 2006, second quarter operating earnings would have declined from the prior quarter. Quarterly earnings also reflect the adverse impact of the regularly scheduled maintenance shutdowns at the kraft pulp and paper operations which was offset partially by higher shipment volumes for most products.

The combination of lower lumber prices, a stronger Canadian dollar and the $38 million restructuring charge contributed to lower operating earnings in the quarter and first half of the year compared to the same periods of 2005. The operating earnings reduction was offset in part by higher production and shipment volumes in most products and by lower duty payments.

Interest expense was $11 million for the quarter (first half 2006 - $21 million) compared to $16 million in the second quarter of 2005 (first half 2005 - $28 million). The decrease in interest from last year was due mainly to interest earned on cash held on deposit in 2006 and deferred charges of $3 million expensed in the second quarter of 2005 related to debt that was prepaid.

The change in value of the Canadian dollar against the U.S. dollar resulted in an exchange gain of $16 million on the Company's U.S. denominated long-term debt in the second quarter. This compares to an exchange loss of $2 million in the first quarter of 2006 and $7 million in the second quarter of 2005. In the first half of 2006 there was a gain of $14 million compared to an exchange loss of $10 million in the first half of 2005. The currency change also resulted in a loss on translation of U.S. denominated receivables and foreign operations of $12 million in the second quarter compared to a $3 million gain in the second quarter of 2005. For the first half of 2006 the exchange loss was $8 million compared to a $2 million gain in the first half of 2005. Other income also includes gains on the sale of property, plant, equipment and timber.

Effective May 1, 2006 the Company sold its interests in one of two power purchase agreements to which it is a party for proceeds of $68 million while concurrently acquiring a greater interest in the remaining agreement for $86 million. The transactions were accounted for as a sale and purchase respectively, resulting in a gain of $62 million. See note 3 to the consolidated financial statements.

The Company entered into the sales transaction as the price obtained provided a higher return than management's estimate of the value of the future cash flows to be generated from the agreement. The Company also agreed to the sales transaction in order to accommodate the sale to a third party of the entire interest in the sold agreement. The opportunity to increase the Company's share in the remaining agreement was provided as an inducement to participate in the sale. The reinvestment of the proceeds of $68 million combined with the additional investment of $18 million in the remaining agreement provides the Company with an increased interest in the power purchase agreement related to a newer and lower cost power plant. An additional benefit of the transactions is that the Company's percentage entitlement to the output of the power plant remains constant through 2020, providing a more consistent energy hedge and substantially protecting its energy position.

During the quarter, the Company reached an agreement with the Province of British Columbia for compensation for timber rights expropriated by the Province under the government's Forestry Revitalization Plan. The Company will receive approximately $29 million from the Province in compensation for the loss of approximately 1,275,000 cubic metres of its replaceable forest tenures and received an additional $2 million in the quarter for certain related assets. A gain of $14 million is included in second quarter earnings.

The effective tax rate for the quarter differed significantly from the statutory rate primarily due to reductions in federal and Alberta tax rates that were enacted in the second quarter and the exchange gain on U.S. denominated long-term debt and gain on sale of power purchase agreement both of which are taxed at capital gains rates. Note 9 to the consolidated financial statements provides a reconciliation to the effective tax rate.

LUMBER

		2006		2005	
	Q2	**Q1**	**YTD**	**Q2**	**YTD**
Sales - $ millions	**480**	505	**985**	560	1,058
EBITDA - $ millions	**49**	91	**140**	108	210
EBITDA margin - %	**10**	17	**14**	18	19
Operating Earnings - $ millions	**21**	64	**85**	81	155
Benchmark Price					
SPF #2 & Better 2 x 4 (US$ per Mfbm)[1]	**316**	343	**329**	361	379
SYP #2 West 2 x 4 (US$ per Mfbm)[2]	**351**	409	**380**	433	413

1. Source: Random Lengths – 2x4, # 2 & Better – Net FOB mill.
2. Source: Random Lengths – 2x4 - Net FOB mill westside

The decline in operating earnings in the second quarter of 2006 compared to the prior quarter was due primarily to lower lumber prices partially offset by higher shipment volumes. The main contributing factors to the decline in operating earnings in the second quarter and in the first half of 2006 compared to the same periods in 2005 were lower lumber and chip prices and the stronger Canadian dollar partially offset by lower export duties and higher shipment volumes.

Lumber production was lower in the second quarter of 2006 compared to the first quarter of 2006 and the second quarter of 2005 as there were fewer operating days this quarter. Year-to-

date production is higher than the comparative period of 2005 due primarily to third shifts being added at two sawmills and improved lumber recovery at a number of operations.

The U.S. softwood lumber duties continued to affect the Company's financial results. In the second quarter of 2006, West Fraser expensed lumber duty deposits of $22 million compared to $43 million in the second quarter of 2005 reflecting reduced duty rates and lumber prices. West Fraser's duties on deposit, excluding interest thereon, total US $409 million or Cdn $457 million as at June 30, 2006. The following table presents duties expensed in the periods indicated.

Export Duties
($ millions)

	Q1	Q2	Q3	Q4	Total
2006	**22**	**22**	**-**	**-**	**44**
2005	40	43	39	29	151
2004	31	42	52	31	156
2003	23	26	31	32	112
2002 [1]	2	(13)	29	24	42

1. After 2001 reversals.

The Company has commenced the process of selling its approximate 90% interests in the Burns Lake and Decker Lake sawmills. The mills have an annual capacity of approximately 365 MMfbm and AAC of 450,000 m^3 of timber tenures. These divestitures are required in accordance with an agreement made by West Fraser with the Canadian Competition Commissioner upon acquiring Weldwood.

Although housing starts have remained strong in the first half of the year, many analysts predict that U.S. housing starts will weaken over the second half of 2006 which may have a negative impact on demand for building products and which could result in lower prices. Lumber prices have declined during the quarter with the benchmark SPF 2x4 price ending the second quarter of 2006 at US $300 per Mfbm.

PANELS

	2006			2005	
	Q2	**Q1**	**YTD**	**Q2**	**YTD**
Sales - $ millions	**127**	124	**251**	134	264
EBITDA - $ millions	**16**	16	**32**	17	39
EBITDA margin - %	**12**	13	**13**	13	15
Operating Earnings - $ millions	**5**	7	**12**	9	21
Benchmark Price					
MDF (US$ per MSF 3/4" basis)[1]	**431**	414	**423**	418	418
Plywood (Cdn$ per MSF 3/8" basis)[2]	**360**	375	**367**	358	398

1. Source: Resource Information Systems, Inc. – MDF Western U.S. – Net FOB mill.
2. Source: Crow's Market Report – Delivered Toronto

Lower plywood prices reduced panel operating earnings during the quarter, although the effect was partially offset by increased MDF prices. The operating earnings decline in the first half of 2006 compared to the first half of 2005 was due primarily to lower plywood and Canadian dollar MDF prices partially offset by higher shipment volumes. The lower plywood prices are consistent with the decline in other building product prices. LVL continues to be a solid contributor to operating earnings with steady pricing and production levels.

PULP & PAPER

	2006			2005	
	Q2	**Q1**	**YTD**	**Q2**	**YTD**
Sales - $ millions	**281**	273	**554**	258	533
EBITDA - $ millions	**18**	13	**31**	15	44
EBITDA margin - %	**6**	5	**6**	6	8
Operating Earnings - $ millions	**(5)**	(48)	**(53)**	(9)	(3)
Benchmark Price					
NBSK (US$ per tonne)[1]	**705**	653	**679**	653	662
Linerboard (US$ per tonne)[2]	**568**	513	**527**	484	490
Newsprint (US$ per tonne)[3]	**658**	644	**651**	589	580

1. Source: Resource Information Systems, Inc. – U.S. list price, delivered U.S.
2. Source: Pulp & Paper Week – Unbleached linerboard kraft, East
3. Source: Resource Information Systems, Inc. – U.S. delivered 48.8 gram newsprint

The operating earnings improvement in the second quarter of 2006 compared to the first quarter of 2006 was primarily due to the first quarter $38 million restructuring charge and improved product pricing. This was partially offset by the stronger Canadian dollar and higher NBSK unit production costs mainly due to lower production resulting from the maintenance shutdowns. The operating earnings improvements in the second quarter of 2006 compared to the second quarter of 2005 is the result of lower furnish costs and higher prices and shipment volumes partially offset by the stronger Canadian dollar and higher unit production costs at the NBSK mills. Operating earnings in the first half of 2006 were lower than the first half of 2005 due primarily to the $38 million restructuring charge, the impact of the stronger Canadian dollar and higher NBSK unit production costs as a result of the lower production volumes.

The scheduled annual maintenance shutdowns at the Hinton and Cariboo pulp mills and the Kitimat linerboard and kraft paper mill were completed in the second quarter of 2006. Each shutdown was extended beyond the planned schedules, mostly as a result of additional and unexpected maintenance work.

The Cariboo Pulp joint venture mill shutdown and startup was complicated by a failure of a tank in the bleach plant. This event idled the bleach plant for approximately 20 days. During this time approximately 15,000 tonnes of unbleached kraft pulp were produced. The unbleached pulp, of which 50% is to West Fraser's account, has been sold. The production of unbleached pulp reduced the costs associated with the additional 20 days of downtime in the bleach plant.

West Fraser's production loss associated with the annual maintenance shutdowns at the Hinton, Cariboo and Kitimat mills was approximately 60,000 tonnes compared to the planned production loss of approximately 45,000 tonnes. The production losses associated with the extended shutdowns resulted in increased unit production costs, especially at the NBSK mills. All of the planned maintenance shutdowns are now complete and each mill has resumed normal operation and production levels.

Both BCTMP mills ran very well in the quarter and the first half of the year with increased production relative to the comparative periods of 2005.

In March 2006, the Company announced the permanent closure of Hinton Pulp's # 1 pulp machine and wood room and a $20 million upgrade of the remaining pulp machine. These closures will occur during the fourth quarter of 2006 and the upgrade is expected to be completed in the second quarter of 2007. After completion of the closures and upgrade the annual capacity of the mill will be reduced by approximately 70,000 tonnes to 350,000 tonnes.

In the first quarter of 2006 the Company recorded a charge of $35 million against property, plant, equipment and timber and a charge of $3 million for other restructuring costs.

Pulp price increases in the second quarter compared to the first quarter of 2006 more than offset the stronger Canadian dollar, translating into improved mill nets for both NSBK and BCTMP. However, compared to the second quarter of 2005, mill nets were lower in the current quarter as the stronger Canadian dollar more than offset the benefit of higher pulp prices. Pulp markets are expected to remain strong through the remainder of 2006 and should result in a positive pricing environment for the balance of the year.

Second quarter U.S. dollar denominated linerboard prices were higher than both the first quarter of 2006 and the second quarter of 2005. The increase in prices resulted in higher mill nets for the second quarter compared to the first quarter. However, the stronger Canadian dollar more than offset the higher prices compared to the second quarter of 2005. The outlook for linerboard is for continued strength in both demand and pricing through to the end of the year.

The Alberta Newsprint mill benefited from efficient operations and continued pricing strength in the North American newsprint market.

CAPITAL STRUCTURE

The Company issued 3,291 Common shares pursuant to the Employee Share Purchase Plan during the three months ended June 30, 2006 (first half of 2006 - 6,713 Common shares). The shares issued and outstanding at June 30, 2006 are presented in the table below.

	June 30, 2006	December 31, 2005
Common	**37,878,499**	37,871,786
Class B common	**4,885,206**	4,885,206
Total Common	**42,763,705**	42,756,992

Common shares and Class B common shares are equal in all respects except that each Class B common share may be exchanged for one Common share.

CAPITAL REQUIREMENTS AND LIQUIDITY

Summary of Financial Position

	June 30, 2006	December 31, 2005
Net Cash [1] - $ millions	**8**	18
Current Assets - $ millions	**940**	988
Current Liabilities - $ millions	**552**	617
Ratio of current assets to current liabilities	**1.7**	1.6
Net Debt [2] - $ millions	**772**	775
Shareholders' Equity - $ millions	**1,964**	1,866
Net Debt to Capitalization - % [2]	**28**	29

1. Net cash consists of cash and short-term investments less cheques issued in excess of funds on deposit.
2. Net debt (total debt less cash and short-term investments) divided by net debt plus shareholders' equity

West Fraser's cash requirements, other than for operating purposes, are primarily for interest, repayment of debt, additions to property, plant, equipment and timber, acquisitions and payment of common share dividends. In years without a major acquisition or significant debt repayment, cash on hand and cash provided by operations have normally been sufficient to meet these requirements.

Selected Cash Flow Items
($ millions)

	2006			2005	
	Q2	**Q1**	**YTD**	**Q2**	**YTD**
Cash provided from (used in):					
Operating Activities					
Cash provided before working capital changes	**26**	102	**128**	91	204
Non-cash working capital items	**118**	(117)	**1**	70	(230)
Total operating activities	**144**	(15)	**129**	161	(26)
Financing Activities					
Debt and operating loans	**(74)**	75	**1**	(101)	(166)
Dividends & other	**(6)**	(6)	**(12)**	(6)	(12)
Total financing activities	**(80)**	69	**(11)**	(107)	(178)
Investing Activities					
Additions to property, plant, equipment & timber	**(63)**	(55)	**(118)**	(67)	(102)
Other	**(15)**	5	**(10)**	4	1
Total investing activities	**(78)**	(50)	**(128)**	(63)	(101)
Change in cash	**(14)**	4	**(10)**	(9)	(305)

Lower finished product and log inventories partially offset by lower accounts payable contributed to the $118 million cash flow from non-cash working capital in the second quarter of 2006. Reduced log inventories and the related payables is a normal occurrence in the second quarter due to the cessation of logging activities for the spring breakup in the Company's logging areas. Year-to-date 2005 non-cash working capital items include cash tax payments of $225 million.

Additions to property, plant, equipment and timber of $63 million in the quarter include $21 million related to the Quesnel sawmill rebuild.

At June 30, 2006, the Company had unused committed credit facilities of approximately $363 million.

STUMPAGE

On April 1, 2006, the Province of British Columbia changed the way logs are graded and the way stumpage is calculated for beetle-infested trees. The changes were designed to be revenue neutral to the Province but will change the distribution of stumpage across the Interior Region of B.C. Generally, timber stands that are heavily damaged by mountain pine beetle will incur higher stumpage with a corresponding reduction in stumpage in less severely damaged or unaffected stands.

The Ministry of Forests has calculated an adjustment to stumpage for every cutting permit in the B.C. Interior, effective April 1, 2006. Licensees will have the option to accept the adjustment or to reassess the level of damage in the timber stands and follow new appraisal procedures to calculate a new stumpage rate. The new stumpage rates are expected to increase West Fraser's costs by two to three dollars per cubic metre harvested from West Fraser's affected B.C. tenures.

On July 1, 2006, the B.C. government enacted a new timber pricing system for the B.C. Interior. A change to market based timber pricing has been anticipated for some time since it was announced as part of the Province's Forestry Revitalization Plan in 2003. Under this new pricing system, stumpage will be based on timber sales data derived from publicly auctioned timber rather than on the Statistics Canada lumber and chip price indices. The impact of this proposed change on West Fraser's stumpage costs is not expected to be material for the balance of the year.

SOFTWOOD LUMBER DISPUTE UPDATE

On July 1, 2006, Canadian and U.S. government representatives agreed to the terms of a softwood lumber agreement. The basic terms include replacing the existing duty deposits with a Canadian-imposed export tax, or a combination of a lower tax and quota, both of which may vary based on the price of lumber and the level of shipments to the United States. In addition, out of the existing duty deposits of approximately US$ 5 billion, the U.S. will retain approximately US$1 billion with the balance returned to the Canadian companies with interest. The agreement requires both sides to withdraw all litigation, the U.S. industry petitioners to execute letters waiving their right to file another case while the agreement is in effect and substantially all of the Canadian industry to consent to the distribution of duty deposits. The agreement requires legislation to be passed by the Canadian parliament which is expected in September of this year.

A significant portion of the Canadian forest industry and some Provinces have identified deficiencies in the agreement and in the meantime litigation relating to the duty deposit orders continues. As a result, there is uncertainty as to whether the agreement will be implemented.

On July 21, 2006, the U.S. Court of International Trade ruled in a unanimous decision that there is no valid legal basis for the imposition of antidumping and countervailing duties against Canadian softwood lumber. The court said that duties collected since November 4, 2004 should be returned to Canada, plus interest, and the court has requested additional briefing on the issue of refund of deposits prior to November 4, 2004.

West Fraser believes that recording a reversal of previously expensed duty deposits is not appropriate at this time due to the continuing uncertainty related to the timing and amount of potential refunds. Refunds will be reflected in the Company's earnings when receipt is reasonably certain.

43

FORM 52-109F2



Certification of Interim Filings

I, Henry H. Ketcham, Chairman, President and Chief Executive Officer of West Fraser Timber Co. Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of West Fraser Timber Co. Ltd. (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: July 27, 2006.

"Henry H. Ketcham"
Henry H. Ketcham
Chairman, President and Chief Executive Officer

1232934.1

FORM 52-109F2

Certification of Interim Filings

I, Martti Solin, Executive Vice President, Finance and Chief Financial Officer of West Fraser Timber Co. Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of West Fraser Timber Co. Ltd. (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: July 27, 2006.

"Martti Solin"
Martti Solin
Executive Vice President , Finance and
Chief Financial Officer

45



CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars - unaudited)

	As at June 30, 2006	As at December 31, 2005
ASSETS		
Current assets		
Cash and short-term investments	$ **41.2**	$ 62.2
Accounts receivable	**324.8**	308.5
Inventories	**498.0**	572.0
Prepaid expenses	**45.1**	14.1
Current assets held for sale *(note 2)*	**30.5**	30.7
	939.6	987.5
Property, plant, equipment & timber	**2,172.1**	2,230.1
Deferred charges	**32.0**	27.1
Goodwill	**263.7**	263.7
Other assets *(note 3)*	**135.3**	61.6
Long-term assets held for sale *(note 2)*	**63.3**	63.7
	$ **3,606.0**	$ 3,633.7
LIABILITIES & SHAREHOLDERS' EQUITY		
Current liabilities		
Cheques issued in excess of funds on deposit	$ **33.2**	$ 43.9
Operating loans *(note 4)*	**166.5**	165.1
Accounts payable and accrued liabilities	**279.3**	333.1
Income tax payable	**12.9**	4.6
Current portion of reforestation obligation	**52.3**	52.3
Current portion of long-term debt	**3.9**	4.5
Current liabilities held for sale *(note 2)*	**3.7**	13.6
	551.8	617.1
Long-term debt	**609.8**	623.9
Other liabilities *(note 5)*	**141.7**	133.0
Future income taxes	**314.8**	377.6
Long-term liabilities held for sale *(note 2)*	**23.8**	16.2
	1,641.9	1,767.8
Shareholders' equity *(note 6)*	**1,964.1**	1,865.9
	$ **3,606.0**	$ 3,633.7

Number of Common shares outstanding at July 26, 2006 was 42,764,718.



CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(in millions of Canadian dollars - unaudited)

	April 1 to June 30		January 1 to June 30	
	2006	2005	**2006**	2005
Sales	**$ 887.9**	$ 952.8	**$ 1,789.9**	$ 1,855.2
Costs and expenses				
Cost of products sold	**609.6**	606.3	**1,199.3**	1,161.3
Freight and other distribution costs	**146.1**	137.0	**291.5**	263.9
Countervailing and antidumping duties	**21.7**	42.8	**44.1**	83.6
Amortization	**60.0**	59.9	**121.8**	122.6
Selling, general and administration	**28.9**	34.0	**57.5**	64.0
Share option (recovery) expense	**(5.3)**	(4.5)	**(4.4)**	3.1
Restructuring charge *(note 7)*	**-**	-	**37.6**	-
	861.0	875.5	**1,747.4**	1,698.5
Operating earnings	**26.9**	77.3	**42.5**	156.7
Other				
Interest expense - net	**(10.7)**	(15.5)	**(20.7)**	(27.9)
Exchange gain (loss) on long-term debt	**15.5**	(6.7)	**14.0**	(9.9)
Gain on sale of power purchase agreement *(note 3)*	**61.8**	-	**61.8**	-
Gain on timber take-back *(note 8)*	**13.6**	3.3	**13.6**	3.3
Other income (expense)	**(11.8)**	1.8	**(5.6)**	5.3
Earnings before income taxes and non-controlling interest	**95.3**	60.2	**105.6**	127.5
Income tax recovery (expense) *(note 9)*	**8.9**	(21.5)	**$ 5.1**	$ (45.4)
Earnings before non-controlling interest	**104.2**	38.7	**110.7**	82.1
Non-controlling interest	**(0.4)**	(0.7)	**(0.8)**	(1.2)
Earnings	**$ 103.8**	$ 38.0	**$ 109.9**	$ 80.9
Earnings per share *(note 11)*				
Basic	**$ 2.43**	$ 0.89	**$ 2.57**	$ 1.89
Diluted	**$ 2.41**	$ 0.88	**$ 2.55**	$ 1.87
RETAINED EARNINGS				
Balance - beginning of period	**$ 1,268.9**	$ 1,222.0	**$ 1,268.8**	$ 1,185.1
Earnings	**103.8**	38.0	**109.9**	80.9
	1,372.7	1,260.0	**1,378.7**	1,266.0
Common share dividends	**(6.0)**	(6.0)	**(12.0)**	(12.0)
Balance - end of period	**$ 1,366.7**	$ 1,254.0	**$ 1,366.7**	$ 1,254.0



CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars - unaudited)

	April 1 to June 30		January 1 June 30	
	2006	2005	**2006**	2005
Cash Flows From Operating Activities				
Earnings	**$ 103.8**	$ 38.0	**$ 109.9**	$ 80.9
Items not affecting cash				
Amortization of property, plant, equipment & timber	**60.0**	59.9	**121.8**	122.6
Write down of pulp assets *(note 7)*	**-**	-	**34.8**	-
Exchange (gain) loss on long-term debt	**(15.5)**	6.7	**(14.0)**	9.9
Change in reforestation obligation	**(11.3)**	(6.6)	**1.1**	5.7
Change in other long-term liabilities	**0.9**	0.3	**7.4**	1.2
Change in deferred charges	**(0.4)**	(0.1)	**(4.9)**	2.2
Future income taxes	**(39.4)**	(5.5)	**(54.8)**	(17.6)
Gain on asset sales	**(73.9)**	(2.9)	**(74.8)**	(3.5)
Other	**1.8**	1.2	**1.6**	2.4
	26.0	91.0	**128.1**	203.8
Net change in non-cash working capital items	**117.7**	70.1	**0.9**	(229.6)
	143.7	161.1	**129.0**	(25.8)
Cash Flows From Financing Activities				
Repayment of long-term debt	**(0.3)**	(100.6)	**(0.6)**	(100.6)
Net proceeds from (repayment of) operating loans	**(73.5)**	-	**1.4**	(66.0)
Common share dividends	**(6.0)**	(6.0)	**(12.0)**	(12.0)
Issuance of Common shares	**0.2**	0.1	**0.3**	0.2
	(79.6)	(106.5)	**(10.9)**	(178.4)
Cash Flows From Investing Activities				
Additions to property, plant, equipment & timber	**(63.1)**	(67.1)	**(117.8)**	(102.3)
Proceeds from disposal of property, plant, equipment & timber	**0.1**	4.9	**3.3**	6.7
Increase in other assets	**(15.3)**	(1.0)	**(13.9)**	(5.4)
	(78.3)	(63.2)	**(128.4)**	(101.0)
Decrease in net cash *	**(14.2)**	(8.6)	**(10.3)**	(305.2)
Net cash - beginning of period	**22.2**	53.0	**18.3**	349.6
Net cash - end of period	**$ 8.0**	$ 44.4	**$ 8.0**	$ 44.4

*Net cash consists of cash and short term investments, and cheques issued in excess of funds on deposit.

Supplemental information:				
Interest paid	**$ 19.0**	$ 18.1	**$ 21.7**	$ 25.4
Income taxes paid	**$ 18.1**	$ 54.8	**$ 53.6**	$ 225.4



SECOND QUARTER SEGMENTED INFORMATION
(in millions of Canadian dollars - unaudited)

April 1, 2006 to June 30, 2006	Lumber	Panels	Pulp & paper	Corporate & other	Consolidated
Sales					
To external customers	$ 480.2	$ 127.2	$ 280.5	$ -	$ 887.9
To other segments	20.2	1.4	-	-	
	$ 500.4	$ 128.6	$ 280.5	$ -	
EBITDA [1]	$ 48.5	$ 15.6	$ 18.1	$ 4.7	$ 86.9
Amortization of property, plant, equipment & timber	26.8	9.8	22.7	0.7	60.0
Operating earnings (loss)	21.7	5.8	(4.6)	4.0	26.9
Interest expense - net	(6.2)	(1.6)	(2.8)	(0.1)	(10.7)
Exchange gain on long-term debt	-	-	-	15.5	15.5
Gain on sale of power purchase agreement	-	-	61.8	-	61.8
Gain on timber take-back	13.6	-	-	-	13.6
Other income (expense)	0.4	0.1	(1.7)	(10.6)	(11.8)
Earnings before income taxes and non-controlling interest	$ 29.5	$ 4.3	$ 52.7	$ 8.8	$ 95.3

April 1, 2005 to June 30, 2005	Lumber	Panels	Pulp & paper	Corporate & other	Consolidated
Sales					
To external customers	$ 560.3	$ 134.2	$ 258.3	$ -	$ 952.8
To other segments	25.5	2.7	-	-	
	$ 585.8	$ 136.9	$ 258.3	$ -	
EBITDA [1]	$ 107.6	$ 17.4	$ 14.6	$ (2.4)	$ 137.2
Amortization of property, plant, equipment & timber	26.8	8.9	23.4	0.8	59.9
Operating earnings (loss)	80.8	8.5	(8.8)	(3.2)	77.3
Interest expense - net	(9.2)	(3.1)	(2.2)	(1.0)	(15.5)
Exchange loss on long-term debt	-	-	-	(6.7)	(6.7)
Other income (expense)	2.7	(0.6)	0.5	2.5	5.1
Earnings (loss) before income taxes and non-controlling interest	$ 74.3	$ 4.8	$ (10.5)	$ (8.4)	$ 60.2

1 **Non GAAP measure:**
EBITDA is defined as operating earnings plus amortization of property, plant, equipment and timber plus restructuring charge.



SECOND HALF SEGMENTED INFORMATION
(in millions of Canadian dollars - unaudited)

January 1, 2006 to June 30, 2006	Lumber	Panels	Pulp & Paper	Corporate & Other	Consolidated
Sales					
To external customers	$ 985.4	$ 251.0	$ 553.5	$ -	$ 1,789.9
To other segments	41.2	4.0	-	-	
	$ 1,026.6	$ 255.0	$ 553.5	$ -	
EBITDA [1]	$ 139.9	$ 32.0	$ 30.6	$ (0.6)	$ 201.9
Amortization of property, plant, equipment & timber	54.7	19.6	45.9	1.6	121.8
Restructuring charge	-	-	37.6	-	37.6
Operating earnings (loss)	85.2	12.4	(52.9)	(2.2)	42.5
Interest expense - net	(11.4)	(3.4)	(5.7)	(0.2)	(20.7)
Exchange gain on long-term debt	-	-	-	14.0	14.0
Gain on sale of power purchase agreement	-	-	61.8	-	61.8
Gain on timber take-back	13.6	-	-	-	13.6
Other income (expense)	2.4	0.3	(0.4)	(7.9)	(5.6)
Earnings before income taxes and non-controlling interest	$ 89.8	$ 9.3	$ 2.8	$ 3.7	$ 105.6

January 1, 2005 to June 30, 2005	Lumber	Panels	Pulp & Paper	Corporate & Other	Consolidated
Sales					
To external customers	$ 1,058.0	$ 264.2	$ 533.0	$ -	$ 1,855.2
To other segments	44.7	3.7	-	-	
	$ 1,102.7	$ 267.9	$ 533.0	$ -	
EBITDA [1]	$ 210.3	$ 38.9	$ 44.1	$ (14.0)	$ 279.3
Amortization of property, plant, equipment & timber	55.6	18.2	47.2	1.6	122.6
Operating earnings (loss)	154.7	20.7	(3.1)	(15.6)	156.7
Interest expense - net	(16.0)	(6.3)	(5.9)	0.3	(27.9)
Exchange loss on long-term debt	-	-	-	(9.9)	(9.9)
Other income (expense)	4.4	0.1	1.0	3.1	8.6
Earnings (loss) before income taxes and non-controlling interest	$ 143.1	$ 14.5	$ (8.0)	$ (22.1)	$ 127.5

1 **Non GAAP measure:**
EBITDA is defined as operating earnings plus amortization of property, plant, equipment and timber plus restructuring charge.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(figures are in millions of dollars except where indicated - unaudited)

1. Basis of presentation

These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in the Company's annual report for the year ended December 31, 2005.

These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2005 consolidated annual financial statements.

2. Assets held for sale

The Company has commenced activities to sell its approximate 90% interest in two sawmills and their related timber harvesting rights. The non-controlling interest that relates to these operations is included in long-term liabilities held for sale.

In addition, the Company is selling a harvesting and road maintenance business and related equipment located in Alberta.

The sales of these operations are expected to occur in 2006. The results of operations from these assets held for sale are included in the consolidated statement of earnings. Effective January 1, 2006, amortization was discontinued on the assets held for sale.

3. Other assets

	June 30, 2006	December 31, 2005
Power purchase agreements	**$ 106.1**	$ 28.7
Investments	**13.5**	16.3
Advances for timber & timber deposits	**15.7**	16.6
	$ 135.3	$ 61.6

Power purchase agreements

The Company entered into two power purchase agreements to acquire a portion of the electricity generated from two power plants in Alberta beginning January 1, 2001, at substantially predetermined prices. Effective May 1, 2006, the Company sold its interest in one of the agreements for proceeds of $68.2 million while concurrently acquiring a greater interest in the remaining agreement for $85.7 million. The transactions were accounted for as a sale and purchase respectively, resulting in a gain of $61.8 million.

The Company sells the electricity acquired under the power purchase agreements at prevailing market prices. At the same time, the Company's Alberta operations purchase electricity at prevailing market prices. Prior to the transactions described above, the Company's share of electricity generated from power plants subject to the agreements was expected to be 130 megawatts per year to and including 2013 and 100 megawatts per year for the period 2014 to 2020. Following the transactions, the Company's share of electricity generated is expected to be 120 megawatts for 2006 and 115 megawatts per year for the

period 2007 to 2020. The power purchase agreements are amortized over the life of the underlying agreements.

4. Operating loans

The Company has approximately $530.0 million in revolving lines of credit available, $ 166.5 million of which was drawn as at June 30, 2006. The Company has also issued $15.4 million under various letters of credit. All lines of credit are unsecured except for a $5.0 million joint-venture line of credit, and bear interest at floating rates based on Prime, US base, Bankers' Acceptances or LIBOR at the Company's option.

5. Other liabilities

	June 30, 2006	December 31, 2005
Post-retirement obligations	**$ 51.7**	$ 44.2
Timber damage deposits	**11.2**	10.9
Reforestation obligation – long-term	**69.4**	68.2
Other asset retirement obligations	**9.4**	9.7
	$ 141.7	$ 133.0

6. Shareholders' equity

	June 30, 2006		December 31, 2005	
	Number of Shares Issued	**Amount**	Number of Shares Issued	Amount
Common	**37,878,499**	**$ 597.3**	37,871,786	$ 597.0
Class B common	**4,885,206**	**0.5**	4,885,206	0.5
Total Common	**42,763,705**	**597.8**	42,756,992	597.5
Retained earnings		**1,366.7**		1,268.8
Share purchase loans		**(0.4)**		(0.4)
Shareholders' equity		**$ 1,964.1**		$ 1,865.9

Common shares

For the three months ended June 30, 2006, the Company issued 3,291 Common shares for cash of $0.2 million (for the six months ended June 30, 2006 the Company issued 6,713 Common shares for cash of $0.3 million).

7. Restructuring charge

In the first quarter of 2006, the Company expensed $37.6 million related to a restructuring of the pulp mill in Hinton, Alberta. Of this amount, $34.8 million was for the write down of property, plant, equipment and timber with the balance for other restructuring costs.

8. The Forestry Revitalization Plan ("FRP")

In 2003, the Government of B.C. ("Crown") enacted the FRP that provides for changes to Crown forest policy and to the existing allocation of Crown timber tenures to licensees. The harvesting rights associated with replaceable tenures in excess of certain annual volumes were reduced by 20%, and assets such as roads and bridges in the affected areas were also expropriated. The effect of the timber take-back was a reduction of approximately 1,275,000 cubic meters of the Company's existing allowable annual cut on replaceable tenures. During the quarter, the Company agreed to compensation of $30.7 million for the tenure reduction and certain related assets, resulting in a gain of $13.6 million.

9. Income taxes

The Company's effective tax rate is as follows:

	April 1 to June 30, 2006		April 1 to June 30, 2005	
	Amount	**%**	Amount	%
Income taxes at statutory rates	**$ (32.4)**	**(34.1)**	$ (20.7)	(34.9)
Non – taxable amounts	**13.4**	**14.1**	(2.4)	(4.1)
Rate differentials between jurisdictions and on specified activities	**0.4**	**0.1**	3.1	5.2
Reductions in income tax rates	**33.1**	**34.9**	-	-
Other	**(5.6)**	**(5.7)**	(1.5)	(2.2)
Income tax recovery (expense)	**$ 8.9**	**9.3**	$ (21.5)	(36.0)

	January 1 to June 30, 2006		January 1 to June 30, 2005	
	Amount	**%**	Amount	%
Income taxes at statutory rates	**$ (35.8)**	**(34.1)**	$ (44.1)	(34.9)
Non – taxable amounts	**13.1**	**12.5**	(3.7)	(2.9)
Rate differentials between jurisdictions and on specified activities	**1.8**	**1.7**	5.0	3.9
Reductions in statutory income tax rates	**33.1**	**31.6**	-	-
Other	**(7.1)**	**(6.9)**	(2.6)	(2.0)
Income tax recovery (expense)	**$ 5.1**	**4.8**	$ (45.4)	(35.9)

10. Employee future benefits

The total benefit cost of the Company's defined benefit pension plans was $6.7 million for the three months ended June 30, 2006 (three months ended June 30,2005 - $6.8 million) and $12.4 million for the six months ended June 30, 2006 (six months ended June 30,2005 - $14.8 million).

11. Earnings per share

Basic earnings per share is calculated based on earnings available to Common shareholders, as set out below, using the weighted average number of Common shares outstanding. Diluted earnings per share assume the exercise of share options using the treasury stock method.

	April 1 to June 30		January 1 to June 30	
	2006	2005	**2006**	2005
Earnings	**$103.8**	$38.0	**$ 109.9**	$ 80.9
Weighted average number of shares (thousands)				
Weighted average shares – basic	**42,744**	42,723	**42,742**	42,722
Share options – treasury stock method	**384**	538	**385**	587
Weighted average shares - diluted	**43,128**	43,261	**43,127**	43,309
Earnings per share (dollars)				
Basic	**$ 2.43**	$ 0.89	**$ 2.57**	$ 1.89
Diluted	**$ 2.41**	$ 0.88	**$ 2.55**	$ 1.87

12. Countervailing and antidumping duties

In 2002, the U.S. Department of Commerce ("USDOC") issued its final determination in the countervailing and antidumping investigations, which resulted in a countervailing duty ("CVD") rate of 18.79% and an antidumping duty ("ADD") rate specific to the Company of 2.18%, both to be posted by cash deposits effective from May 22, 2002.

On April 21, 2004, the USDOC issued a response to an earlier North American Free Trade Agreement ("NAFTA") ruling regarding specific challenges made to the ADD rate calculation. The USDOC concluded that West Fraser's ADD rate would be reduced from 2.18% to 1.79% representing *de minimis* level, with the result that West Fraser would be exempted from the ADD order. In response to a July 11, 2005 USDOC remand determination which did not revoke the antidumping order against the Company, on July 21, 2005, a NAFTA panel affirmed its prior instruction that the anti-dumping order against West Fraser must be revoked.

On September 10, 2004, the U.S. International Trade Commission ("ITC") issued, in response to a NAFTA remand decision, a determination finding that the U.S. lumber industry was not threatened with material injury by reason of lumber imports from Canada. On November 24, 2004, the U.S. government launched an Extraordinary Challenge of the legality of the decision of the NAFTA panel. On August 10, 2005, a NAFTA Extraordinary Challenge Committee upheld a NAFTA panel ruling that evidence relied upon by the U.S. did not support its finding that Canadian imports threatened to injure the U.S. industry and further confirmed the panel's specific instruction that the U.S. find no threat of injury. This ruling was expected to result in the U.S. withdrawal of the CVD and ADD cases, and the refund of cash deposits with interest. The U.S. has so far refused to comply with the ruling.

Effective December 20, 2004 the Company's CVD and ADD deposit rates were reduced to 17.18% and 0.92%, respectively, as a result of the final determination in the first

Administrative Review. These deposits were further reduced due to a ministerial error and recalculated to 16.37% for CVD on February 24, 2005 and to 0.91% for ADD on January 17, 2005.

Effective December 12, 2005, the Company's CVD and ADD deposit rates were reduced to 8.70% and 0.51% respectively, as a result of the final determination in the second Administrative Review.

On July 1, 2006, Canadian and U.S. government representatives agreed to the terms of a softwood lumber agreement. The basic terms include replacing the existing duty deposits with a Canadian-imposed export tax, or a combination of a lower tax and quota, both of which may vary based on the price of lumber and the level of shipments to the United States. In addition, out of the existing duty deposits of approximately US$ 5 billion, the U.S. will retain approximately US$1 billion with the balance returned to the Canadian companies with interest. The agreement requires both sides to withdraw all litigation, the U.S. industry petitioners to execute letters waiving their right to file another case while the agreement is in effect and substantially all of the Canadian industry to consent to the distribution of duty deposits. The agreement requires legislation to be passed by the Canadian parliament. At this time, it is not possible to determine if the agreement will be successfully implemented.

The Company has recorded an expense for CVD and ADD equal to the amount paid as cash deposits throughout applicable periods. A refund of deposits will be recorded as income when receipt is reasonably certain. As at June 30, 2006, the total amount on deposit from May 22, 2002 related to CVD and ADD was US$370.4 million and US$38.7 million respectively. These amounts do not include the amounts on deposit from Weldwood prior to the acquisition by the Company on December 31, 2004, as the previous owner is entitled to any refunds on these amounts.

News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business/Financial Editors:
West Fraser Timber Co. Ltd. ("WFT") - Dividend Notice

VANCOUVER, June 13 /CNW/ - The Board of Directors of West Fraser Timber Co. Ltd. has declared a quarterly dividend of $0.14 per share on the Common shares and Class B Common shares in the capital of the Company, payable on July 17, 2006 to shareholders of record on June 26, 2006.

West Fraser is an integrated forest products company that produces lumber, LVL, MDF, plywood, pulp, linerboard, kraft paper and newsprint. The Company has manufacturing operations in British Columbia, Alberta and the southern United States. West Fraser has approximately 6,900 employees and is headquartered in Vancouver, British Columbia.

West Fraser Common shares trade on the Toronto Stock Exchange under the symbol WFT

%SEDAR: 00002660E

/For further information: Mr. Martti Solin, Executive Vice-President, Finance and Chief Financial Officer; Mr. Rodger Hutchinson, Vice-President, Corporate Controller, (604) 895-2700, www.westfraser.com/
(WFT.)

CO: West Fraser Timber Co. Ltd.

CNW 18:13e 13-JUN-06



WEST FRASER TIMBER CO. LTD.

Annual General Meeting of Shareholders of
West Fraser Timber Co. Ltd. ("West Fraser")

April 26, 2006

REPORT OF RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

Description of Matter	Outcome of Vote
1. The election of the following nominees as directors of West Fraser until the close of the next Annual General Meeting. (a) Henry H. Ketcham (b) Clark S. Binkley (c) J. Duncan Gibson (d) William H. Ketcham (e) William P. Ketcham (f) Harald H. Ludwig (g) Brian F. MacNeill (h) Robert L. Phillips (i) Janice G. Rennie	Carried
2. The appointment of PricewaterhouseCoopers, LLP, Chartered Accountants, as auditors of West Fraser to hold office until close of the next Annual General Meeting and authorizing the directors to fix the auditor's remuneration.	Carried

The Company confirms that no votes were conducted by ballot.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion and analysis should be read in conjunction with the unaudited consolidated interim financial statements included in this quarterly report and the Management's Discussion & Analysis included in the Company's 2005 Annual Report. Additional information relating to the Company, including the Company's Annual Information Form is available on SEDAR at www.sedar.com

The information contained in this report includes forward-looking statements the accuracy of which depends on a number of assumptions and is subject to risks and uncertainties. These include, but are not limited to, uncertainties associated with the effect of general economic conditions on demand for the Company's products, foreign exchange rate fluctuations, trade sanctions, the availability of fibre and changes in stumpage fees, competition, operational curtailments and transportation limitations, natural disasters, insect infestation, the effects of forestry, land use, environmental and other government regulations, First Nations claims, and the ability of the Company to execute its business plans. Accordingly, actual results, performance and achievements of the Company may differ materially from those projected.

Throughout this report, reference is made to EBITDA (defined as operating earnings plus amortization of property, plant, equipment and timber, plus the pulp restructuring charge), which West Fraser considers to be a key performance indicator. EBITDA is not a generally accepted earnings measure and should not be considered as an alternative to earnings or cash flows as determined in accordance with Canadian generally accepted accounting principles. As there is no standardized method of calculating EBITDA, the Company's use of the term may not be directly comparable with similarly titled measures used by other companies.

The information in this report is as at April 21, 2006.

REVENUE AND EARNINGS COMPARISON

	January 1 to March 31	
	2006	2005
FINANCIAL HIGHLIGHTS (millions of $, except as noted)		
Sales	**902**	902
Operating Earnings	**15**	79
Amortization	**62**	63
Restructuring Charge – Pulp	**38**	–
EBITDA	**115**	142
EBITDA Margin (%)	**13**	16
Earnings	**6**	43
Diluted Earnings per Share ($)	**0.14**	0.99
$CDN / $US – average	**1.155**	1.226
OPERATING HIGHLIGHTS		
Lumber (Mfbm)		
Production	**1,135,555**	1,058,830
Shipments	**1,097,861**	927,334
Panels		
MDF (Msf – 3/4")		
Production	**71,079**	71,664
Shipments	**77,910**	71,662
Plywood (Msf – 3/8")		
Production	**183,755**	178,232
Shipments	**175,473**	153,544
LVL (cf)		
Production	**781,247**	813,989
Shipments	**750,517**	821,152
Pulp & Paper (tonnes)		
Linerboard & Kraft Paper		
Production	**120,490**	119,213
Shipments	**124,208**	102,613
NBSK		
Production	**141,278**	150,863
Shipments	**144,730**	147,613
BCTMP		
Production	**140,395**	129,797
Shipments	**162,504**	147,737
Newsprint		
Production	**32,314**	33,227
Shipments	**31,866**	32,688

SELECTED QUARTERLY INFORMATION ($ millions, except Earnings Per Share (EPS) amounts which are in $)

	Q1-06	Q4-05	Q3-05	Q2-05	Q1-05	Q4-04	Q3-04	Q2-04
Sales	**902**	832	890	953	902	552	700	607
Earnings	**6**	9	18	38	43	41	78	67
Basic EPS	**0.14**	0.20	0.42	0.89	1.00	1.10	2.12	1.82
Diluted EPS	**0.14**	0.20	0.42	0.88	0.99	0.94	1.95	1.79

The decline in EBITDA from the first quarter of 2005 is due primarily to the stronger Canadian dollar, lower prices for lumber, plywood and pulp, and increased energy and freight costs, offset partially by reduced duty payments. EBITDA for the first quarter of 2005 was reduced by approximately $17 million due to the increase in cost of sales resulting from the valuation of acquired finished goods inventory at fair value. This was a one-time adjustment resulting from the Weldwood acquisition.

A restructuring charge of $38 million recorded in the quarter relates to the closure of the number one pulp machine and wood room at the Hinton Pulp mill and includes the write down of a portion of Hinton Pulp's property, plant, equipment and timber and other restructuring costs.

Share option expense was $1 million in the first quarter of 2006 compared to $8 million in the first quarter of 2005 due to the movement of the Company's share price relative to the previous period. Interest expense decreased by $2 million compared to the first quarter of 2005 due primarily to interest earned on cash held on deposit.

The fluctuation of the Canadian dollar versus the U.S. dollar resulted in an exchange loss on U.S. denominated long-term debt of $2 million in the first quarter of 2006 compared to $3 million in the first quarter of 2005.

Other income of $6 million was comprised primarily of foreign exchange translation gains on receivables and U.S. operations and gains on the sale of property, plant and equipment.

The Alberta government recently announced a 1.5% reduction in its corporate income tax rate which will result in an income tax recovery of approximately $9 million in the second quarter of 2006.

LUMBER

	January 1 to March 31	
	2006	2005
Sales – $ millions	**505**	498
EBITDA – $ millions	**91**	103
EBITDA margin – %	**17**	20
Operating Earnings – $ millions	**64**	74
Benchmark Price		
SPF #2 & Better 2 x 4 (US$ per Mfbm)[1]	**343**	398
SYP #2 West 2 x 4 (US$ per Mfbm)[2]	**409**	394

[1] Source: Random Lengths – 2x4, #2 & Better – Net FOB mill.
[2] Source: Random Lengths – 2x4 – Net FOB mill westside.

Lumber production was higher than the first quarter of 2005 due to third shifts being added at two sawmills and improved lumber recovery at a number of operations. Rail car availability in Western Canada continued to be a significant issue contributing to increased lumber inventories.

Lumber EBITDA for the quarter was $91 million or 17% of sales compared to $103 million or 20% of sales in the first quarter of 2005. The decline in EBITDA compared to the same period of last year was due primarily to lower lumber prices which were partially offset by the impact of higher production and shipment volumes, and reduced duty rates. Results were also affected by lower chip prices and a stronger Canadian dollar, which averaged US $0.87 in the first quarter of 2006 compared to US $0.82 in the first quarter of 2005.

The U.S. softwood lumber duties continued to affect the Company's financial results. In the first quarter of 2006, West Fraser expensed lumber duty deposits of $22 million compared to $40 million in the first quarter of 2005. Reduced duties reflect lower duty rates and lumber prices. The following table presents duties expensed in the periods indicated.

EXPORT DUTIES ($ millions)	Q1	Q2	Q3	Q4	Total
2006	**22**	–	–	–	**22**
2005	40	43	39	29	151
2004	31	42	52	31	156
2003	23	26	31	32	112
2002[1]	2	(13)	29	24	42

[1] After 2001 reversals.

The Company expects to conclude the sale of its interests in the Burns Lake and Decker Lake sawmills in 2006. The mills represent approximately 320 MMfbm of annual lumber capacity and timber harvesting rights representing 450,000 m^3 of AAC. These divestitures are required in accordance with an agreement made by West Fraser with the Competition Commissioner upon acquiring Weldwood.

Many analysts predict that 2006 U.S. housing starts will moderate from the record 2005 level which may lead to reduced lumber and other building product prices. The continuing softwood lumber dispute may also cause uncertainty and price volatility in 2006.

PANELS

	January 1 to March 31	
	2006	2005
Sales – $ millions	**124**	130
EBITDA – $ millions	**16**	22
EBITDA margin – %	**13**	16
Operating Earnings – $ millions	**7**	12
Benchmark Price		
MDF (US$ per MSF 3/4" basis)[1]	**414**	417
Plywood (Cdn$ per MSF 3/8" basis)[2]	**375**	439

[1] Source: Resource Information Systems, Inc. – MDF Western U.S. – Net FOB mill.
[2] Source: Crow's Market Report – Delivered Toronto.

EBITDA in the panels division was $16 million or 13% of sales compared to $22 million or 16% of sales in the first quarter of 2005. The EBITDA decline was due primarily to lower Canadian dollar prices for plywood and MDF. Demand for the panel products remained strong in the first quarter of 2006 and is expected to remain strong in the second quarter.

PULP & PAPER

	January 1 to March 31	
	2006	2005
Sales – $ millions	**273**	275
EBITDA – $ millions	**13**	30
EBITDA margin – %	**5**	11
Operating Earnings – $ millions	**(48)**	6
Benchmark Price		
NBSK (US$ per tonne)[1]	**653**	670
Linerboard (US$ per tonne)[2]	**513**	495
Newsprint (US$ per tonne)[3]	**644**	571

[1] Source: Pulp & Paper Week – U.S. list price.
[2] Source: Pulp & Paper Week – Unbleached linerboard kraft, East.
[3] Source: Resource Information Systems, Inc. – U.S. delivered 48.8 gram newsprint.

EBITDA in the pulp and paper segment was $13 million or 5% of sales compared to $30 million or 11% of sales in the first quarter of 2005. Operating earnings declined by $54 million from the first quarter in 2005 largely due to a $38 million restructuring charge which was recorded in the quarter as a result of the decision to close the number one pulp line and wood room at Hinton Pulp. Earnings were also impacted by higher energy costs and the 6% higher value of the Canadian dollar compared to the same period of 2005.

Annual maintenance shutdowns are scheduled at the Hinton and Cariboo pulp mills and at the Kitimat linerboard and kraft paper mill in the second quarter of 2006. The annual shutdowns are expected to reduce normal operating production by approximately 45,000 tonnes.

The BCTMP mills ran well in the quarter. NBSK production was lower in the first quarter of 2006 compared to the same period of last year due to operational issues at Hinton Pulp. First quarter 2006 earnings were negatively affected by lower product prices, the stronger Canadian dollar and higher energy costs. Fibre costs in British Columbia were lower than in the comparable quarter of 2005 as residual wood chips were priced based on the lower NBSK prices in the quarter. Fibre costs in Alberta were higher in the quarter largely due to higher transportation costs.

In March, the Company announced the permanent closure of Hinton Pulp's number one pulp machine and wood room. In addition, a $20 million upgrade to the remaining pulp machine was announced. The closure of the number one pulp machine and wood room will occur in the fourth quarter of 2006 and the upgrade of the remaining pulp machine is expected to be completed in 2007. After completion of the upgrade and with the planned closure of the number one pulp machine, the annual capacity of the mill will be reduced approximately 70,000 tonnes to 350,000 tonnes. As a result of the announced closure, the Company recorded a write down of $35 million of property, plant, equipment and timber and a charge of $3 million for other restructuring costs.

Pulp prices increased in the quarter and are expected to increase further through the middle of the year. During the second half of the year new capacity from southern hemisphere producers is expected to increase supply and may put downward pressure on prices unless offset by increased demand.

The Kitimat linerboard and kraft paper mill set a quarterly production record at 120,490 tonnes. Although linerboard and kraft paper U.S. dollar prices increased from prices in the comparative quarter, the stronger Canadian dollar more than offset the increase.

Linerboard markets strengthened in the first quarter of 2006 compared to the fourth quarter of 2005 as a result of linerboard capacity reductions in North America. Linerboard and Kraft paper prices are expected to increase in the next quarter.

Despite the decline in newsprint consumption and demand, prices continue to increase as a result of production capacity reductions resulting from mill closures.

CAPITAL STRUCTURE

The Company issued 3,422 Common shares pursuant to the Employee Share Purchase Plan during the three months ended March 31, 2006. The shares issued and outstanding at March 31, 2006 are presented in the table below.

	March 31, 2006	December 31, 2005
Common	**37,875,208**	37,871,786
Class B common	**4,885,206**	4,885,206
Total Common	**42,760,414**	42,756,992

Common shares and Class B common shares are equal in all respects except that each Class B common share may be exchanged for one Common share.

CAPITAL REQUIREMENTS AND LIQUIDITY

SUMMARY OF FINANCIAL POSITION

	March 31, 2006	December 31, 2005
Net Cash[1]	**22**	18
Current Assets – $ millions	**1,130**	988
Current Liabilities – $ million	**713**	617
Ratio of current assets to current liabilities	**1.6**	1.6
Net Debt – $ millions	**847**	775
Shareholders Equity – $ millions	**1,866**	1,866
Net Debt to Capitalization (%)[2]	**31**	29

[1] Net cash consists of cash and short-term investments less cheques issued in excess of funds on deposit.

[2] Net debt (total debt less cash and short-term investments) divided by net debt plus shareholders' equity.

West Fraser's cash requirements, other than for operating purposes, are primarily for interest, repayment of debt, additions to property, plant, equipment and timber, acquisitions and payment of common share dividends. In years without a major acquisition or significant debt repayment, cash on hand and cash provided by operations have normally been sufficient to meet these requirements.

Cash used in operating activities in the first quarter of 2006 was $15 million comprised of cash generated of $102 million before the change in non-cash working capital items and cash used of $117 million related to non-cash working capital items (first quarter 2005 cash generated of $113 million before the change in non-cash working capital items and cash used of $300 million related to non-cash working capital items). The increase in first quarter 2006 non-cash working capital items of $117 million was primarily due to the seasonal build up of log inventory and an increase in finished goods inventory.

Additions to property, plant, equipment and timber amounted to $55 million compared to $35 million in the first quarter 2005. First quarter proceeds from disposal of property, plant, equipment and timber of $3 million were primarily from the sale of rental properties. Common share dividends were $6 million in the first quarter of 2006 and 2005.

At March 31, 2006, the Company had unused committed credit facilities of approximately $290 million.

STUMPAGE

a) Interior Log Grades

On April 1, 2006, the province of British Columbia changed the way logs are graded at the scale and also the way stumpage is calculated for beetle infested trees. The changes are designed to be revenue neutral to the province but will change the distribution of stumpage across the Interior Region of B.C. Generally, timber stands that are heavily damaged by mountain pine beetle will pay higher stumpage with a corresponding reduction in less severely damaged or unaffected stands.

The Ministry of Forests has calculated an automatic adjustment of stumpage for every cutting permit in the B.C. Interior, effective April 1st. This adjustment is based on the historic level of dry logs in the vicinity of the cutting permit. Licensees will have the option to accept this automatic adjustment or to reassess the level of damage in the timber stand and follow new stumpage appraisal procedures to calculate a new stumpage rate. West Fraser has sufficient log inventory at its B.C. sawmills to cover mill consumption until the third quarter of 2006. The impact of these new stumpage rates is expected to be an increase of two to three dollars a cubic metre on quota wood for West Fraser.

b) B.C. Interior Market Based Pricing System

On April 6, 2006, the B.C. government announced that the province will introduce a new timber pricing system for the B.C. Interior effective September 1, 2006. Under this new system, stumpage will be based on timber sales data derived from publicly auctioned timber rather than the Statistics Canada lumber and chip price indices. The impact of this proposed change cannot be determined at this time.

SOFTWOOD LUMBER DISPUTE UPDATE

On March 17, 2006, a North American Free Trade Agreement (NAFTA) panel issued its final ruling confirming that Canadian softwood lumber is not subsidized and that U.S. countervailing duties (CVD) on softwood lumber should never have been levied. The NAFTA panel's decision affirmed the de minimis subsidy finding issued by the Department of Commerce in November 2005, which should have led to a revocation of the CVD order. While NAFTA has continuously confirmed that there is no merit to U.S. allegations both with regard to injury and subsidy, the U.S. has refused to revoke the orders or refund deposits.

On April 7, 2006, the U.S. Court of International Trade ruled that the Byrd Amendment, which stipulated that duties paid by foreign producers should be distributed to domestic companies that filed the trade complaints, does not apply to Canada.

West Fraser believes that recording a reversal of previously expensed duty deposits is not appropriate due to the uncertainty related to the timing and amount of potential refunds. Refunds will be reflected in the Company's earnings when receipt is reasonably certain.

FORM 52-109F2

Certification of Interim Filings

I, Henry H. Ketcham, Chairman, President and Chief Executive Officer of West Fraser Timber Co. Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of West Fraser Timber Co. Ltd. (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 12, 2006.

"Henry H. Ketcham"
Henry H. Ketcham
Chairman, President and Chief Executive Officer

FORM 52-109F2

Certification of Interim Filings

I, Martti Solin, Executive Vice President, Finance and Chief Financial Officer of West Fraser Timber Co. Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of West Fraser Timber Co. Ltd. (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 12, 2006.

"Martti Solin"
Martti Solin
Executive Vice President , Finance and
Chief Financial Officer


RECEIVED

WEST FRASER TIMBER CO. LTD.
FIRST QUARTER 2006

REPORT TO SHAREHOLDERS

For the first quarter of 2006, West Fraser reported earnings of $6 million or $0.14 per share on sales of $902 million compared to earnings of $9 million or $0.20 per share on sales of $832 million in the fourth quarter of 2005 and $43 million or $0.99 per share on sales of $902 million in the first quarter of last year.

EBITDA[1] was $115 million or 13% of sales for the quarter compared to EBITDA of $95 million or 11% of sales in the fourth quarter of 2005 and $142 million or 16% of sales for the comparable period last year.

First quarter 2006 earnings reflect the following after-tax items:

- An expense of $25 million or $0.58 per share related to a restructuring charge resulting from the announced closure of the number one pulp machine and the wood room at Hinton Pulp in Hinton, Alberta;
- An expense of $1 million or $0.02 per share related to share option compensation; and
- An expense of $2 million or $0.04 per share related to the translation of U.S. dollar denominated debt.

First quarter 2005 earnings reflect the following after-tax items:

- An expense of $5 million or $0.12 per share related to share option compensation; and
- An expense of $3 million or $0.07 per share related to the translation of U.S. dollar denominated debt.

OPERATIONAL RESULTS

Lumber EBITDA for the quarter was $91 million or 17% of sales compared to $66 million or 14% of sales in the fourth quarter of 2005. Increased EBITDA resulted primarily from higher lumber prices during the quarter. Benchmark SPF 2X4 lumber prices averaged US $343 per Mfbm for the quarter compared to US $327 per Mfbm in the fourth quarter of 2005. Unseasonable mild weather contributed to sustained product demand and stronger pricing during the quarter.

Softwood lumber duties continued to affect the Company's financial results. West Fraser expensed $22 million in lumber duty payments in the first quarter compared to $29 million in the fourth quarter of 2005[2]. The reduction primarily reflects revised countervailing and antidumping duty rates which became effective in December 2005. The strengthening Canadian dollar was also a factor, averaging US $0.87 in the first quarter compared to US $0.85 in the fourth quarter of 2005.

All sawmills operated at or near capacity during the quarter. The Quesnel, B.C. sawmill rebuild remains on schedule with production to commence in the second half of this year.

While lumber shipments increased by 9% over the previous quarter, rail car availability continued to be a significant issue. West Fraser is exploring alternate methods of transportation to partially offset the continued shortage of rail cars.

Panel operations generated EBITDA for the quarter of $16 million or 13% of sales compared to $13 million or 10% of sales in the fourth quarter of 2005. Improved results were due to increased production at the Company's plywood operations and LVL facility.

The pulp and paper operations produced largely at expected levels generating EBITDA of $13 million or 5% of sales compared to EBITDA of $10 million or 4% of sales in the fourth quarter of 2005. Pulp results were adversely affected by a $38 million (after-tax $25 million) restructuring charge related to the announced closure of the number one pulp machine and the wood room at Hinton Pulp. These operational changes, which will be effective in the fourth quarter, combined with improvements to the remaining pulp machine in 2007, are expected to improve the efficiency of the Hinton mill. Upon completion of operational improvements and with the planned closure of the number one pulp machine, annual production of NBSK pulp will be reduced by 70,000 tonnes to approximately 350,000 tonnes.

West Fraser's two NBSK pulp mills and the Kitimat linerboard and kraft paper mill will take regularly scheduled annual maintenance shutdowns in the second quarter of 2006. These outages are expected to reduce overall production by approximately 45,000 tonnes.

STUMPAGE CHANGES

On April 1, 2006, the province of British Columbia changed the way logs are graded at the scale as well as the stumpage calculation to reflect the value of logs affected by the mountain pine beetle. While designed to be revenue neutral to the province, these changes will affect the distribution of stumpage across the B.C. Interior. Generally, timber stands that are heavily damaged by mountain pine beetle will pay higher stumpage with a corresponding reduction in less severely damaged or unaffected stands.

The province of B.C. also announced on April 6, 2006 that it will introduce a new market- based timber pricing system for the B.C. Interior effective September 1, 2006. Under this new system, stumpage will be based on timber sales data derived from publicly-auctioned timber rather than from the Statistics Canada lumber and chip price indices.

West Fraser has not yet determined the financial impact of these stumpage changes.

LUMBER TRADE DISPUTE

On March 17, 2006, a North American Free Trade Agreement (NAFTA) panel issued its final ruling confirming that Canadian softwood lumber is not subsidized and that U.S. countervailing duties (CVD) on softwood lumber should never have been levied. The NAFTA panel's decision affirmed the de minimis subsidy finding issued by the Department of Commerce in November 2005, which should have led to a revocation of the CVD order. While NAFTA has continuously confirmed that there is no merit to U.S. allegations both with regard to injury and subsidy, the U.S. has refused to revoke the orders or refund deposits.

On April 7, 2006, the U.S. Court of International Trade ruled that the Byrd Amendment, which stipulated that duties paid by foreign producers should be distributed to domestic companies that filed the trade complaints, does not apply to Canada.

Industry continues to pursue resolution of this costly issue both through litigation and negotiation. West Fraser believes that given the series of legal decisions that have decisively favoured the Canadian position, a revocation of the orders and refund of deposits should occur.

On behalf of the Board of Directors,

Henry H. Ketcham
Chairman of the Board,
President & Chief Executive Officer
April 21, 2006

[1] Throughout this Report To Shareholders, reference is made to EBITDA (defined as operating earnings plus amortization of property, plant, equipment and timber, plus the pulp restructuring charge), which the Company considers to be a key performance indicator. EBITDA is not a generally accepted earnings measure and should not be considered as an alternative to earnings or cash flows as determined in accordance with Canadian generally accepted accounting principles. As there is no standardized method of calculating EBITDA, the Company's use of the term may not be directly comparable with similarly titled measures used by other companies.

[2] As at March 31, 2006, the total amount on deposit related to duties is US $390 million, excluding amounts deposited by Weldwood prior to its acquisition by West Fraser, refunds of which are for the account of the previous owner.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion and analysis should be read in conjunction with the unaudited consolidated interim financial statements included in this quarterly report and the Management's Discussion & Analysis included in the Company's 2005 Annual Report. Additional information relating to the Company, including the Company's Annual Information Form is available on SEDAR at www.sedar.com

The information contained in this report includes forward-looking statements the accuracy of which depends on a number of assumptions and is subject to risks and uncertainties. These include, but are not limited to, uncertainties associated with the effect of general economic conditions on demand for the Company's products, foreign exchange rate fluctuations, trade sanctions, the availability of fibre and changes in stumpage fees, competition, operational curtailments and transportation limitations, natural disasters, insect infestation, the effects of forestry, land use, environmental and other government regulations, First Nations claims, and the ability of the Company to execute its business plans. Accordingly, actual results, performance and achievements of the Company may differ materially from those projected.

Throughout this report, reference is made to EBITDA (defined as operating earnings plus amortization of property, plant, equipment and timber, plus the pulp restructuring charge), which West Fraser considers to be a key performance indicator. EBITDA is not a generally accepted earnings measure and should not be considered as an alternative to earnings or cash flows as determined in accordance with Canadian generally accepted accounting principles. As there is no standardized method of calculating EBITDA, the Company's use of the term may not be directly comparable with similarly titled measures used by other companies.

The information in this report is as at April 21, 2006.

REVENUE AND EARNINGS COMPARISON

	January 1 to March 31	
	2006	2005
FINANCIAL HIGHLIGHTS (millions of $, except as noted)		
Sales	**902**	902
Operating Earnings	**15**	79
Amortization	**62**	63
Restructuring Charge – Pulp	**38**	–
EBITDA	**115**	142
EBITDA Margin (%)	**13**	16
Earnings	**6**	43
Diluted Earnings per Share ($)	**0.14**	0.99
$CDN / $US – average	**1.155**	1.226
OPERATING HIGHLIGHTS		
Lumber (Mfbm)		
Production	**1,135,555**	1,058,830
Shipments	**1,097,861**	927,334
Panels		
MDF (Msf – 3/4")		
Production	**71,079**	71,664
Shipments	**77,910**	71,662
Plywood (Msf – 3/8")		
Production	**183,755**	178,232
Shipments	**175,473**	153,544
LVL (cf)		
Production	**781,247**	813,989
Shipments	**750,517**	821,152
Pulp & Paper (tonnes)		
Linerboard & Kraft Paper		
Production	**120,490**	119,213
Shipments	**124,208**	102,613
NBSK		
Production	**141,278**	150,863
Shipments	**144,730**	147,613
BCTMP		
Production	**140,395**	129,797
Shipments	**162,504**	147,737
Newsprint		
Production	**32,314**	33,227
Shipments	**31,866**	32,688

SELECTED QUARTERLY INFORMATION ($ millions, except Earnings Per Share (EPS) amounts which are in $)

	Q1-06	Q4-05	Q3-05	Q2-05	Q1-05	Q4-04	Q3-04	Q2-04
Sales	**902**	832	890	953	902	552	700	607
Earnings	**6**	9	18	38	43	41	78	67
Basic EPS	**0.14**	0.20	0.42	0.89	1.00	1.10	2.12	1.82
Diluted EPS	**0.14**	0.20	0.42	0.88	0.99	0.94	1.95	1.79

The decline in EBITDA from the first quarter of 2005 is due primarily to the stronger Canadian dollar, lower prices for lumber, plywood and pulp, and increased energy and freight costs, offset partially by reduced duty payments. EBITDA for the first quarter of 2005 was reduced by approximately $17 million due to the increase in cost of sales resulting from the valuation of acquired finished goods inventory at fair value. This was a one-time adjustment resulting from the Weldwood acquisition.

A restructuring charge of $38 million recorded in the quarter relates to the closure of the number one pulp machine and wood room at the Hinton Pulp mill and includes the write down of a portion of Hinton Pulp's property, plant, equipment and timber and other restructuring costs.

Share option expense was $1 million in the first quarter of 2006 compared to $8 million in the first quarter of 2005 due to the movement of the Company's share price relative to the previous period. Interest expense decreased by $2 million compared to the first quarter of 2005 due primarily to interest earned on cash held on deposit.

The fluctuation of the Canadian dollar versus the U.S. dollar resulted in an exchange loss on U.S. denominated long-term debt of $2 million in the first quarter of 2006 compared to $3 million in the first quarter of 2005.

Other income of $6 million was comprised primarily of foreign exchange translation gains on receivables and U.S. operations and gains on the sale of property, plant and equipment.

The Alberta government recently announced a 1.5% reduction in its corporate income tax rate which will result in an income tax recovery of approximately $9 million in the second quarter of 2006.

LUMBER

	January 1 to March 31	
	2006	2005
Sales – $ millions	**505**	498
EBITDA – $ millions	**91**	103
EBITDA margin – %	**17**	20
Operating Earnings – $ millions	**64**	74
Benchmark Price		
SPF #2 & Better 2 x 4 (US$ per Mfbm)[1]	**343**	398
SYP #2 West 2 x 4 (US$ per Mfbm)[2]	**409**	394

[1] Source: Random Lengths – 2x4, #2 & Better – Net FOB mill.
[2] Source: Random Lengths – 2x4 – Net FOB mill westside.

Lumber production was higher than the first quarter of 2005 due to third shifts being added at two sawmills and improved lumber recovery at a number of operations. Rail car availability in Western Canada continued to be a significant issue contributing to increased lumber inventories.

Lumber EBITDA for the quarter was $91 million or 17% of sales compared to $103 million or 20% of sales in the first quarter of 2005. The decline in EBITDA compared to the same period of last year was due primarily to lower lumber prices which were partially offset by the impact of higher production and shipment volumes, and reduced duty rates. Results were also affected by lower chip prices and a stronger Canadian dollar, which averaged US $0.87 in the first quarter of 2006 compared to US $0.82 in the first quarter of 2005.

The U.S. softwood lumber duties continued to affect the Company's financial results. In the first quarter of 2006, West Fraser expensed lumber duty deposits of $22 million compared to $40 million in the first quarter of 2005. Reduced duties reflect lower duty rates and lumber prices. The following table presents duties expensed in the periods indicated.

EXPORT DUTIES ($ millions)	Q1	Q2	Q3	Q4	Total
2006	**22**	–	–	–	**22**
2005	40	43	39	29	151
2004	31	42	52	31	156
2003	23	26	31	32	112
2002[1]	2	(13)	29	24	42

[1] After 2001 reversals.

The Company expects to conclude the sale of its interests in the Burns Lake and Decker Lake sawmills in 2006. The mills represent approximately 320 MMfbm of annual lumber capacity and timber harvesting rights representing 450,000 m³ of AAC. These divestitures are required in accordance with an agreement made by West Fraser with the Competition Commissioner upon acquiring Weldwood.

Many analysts predict that 2006 U.S. housing starts will moderate from the record 2005 level which may lead to reduced lumber and other building product prices. The continuing softwood lumber dispute may also cause uncertainty and price volatility in 2006.

PANELS

	January 1 to March 31	
	2006	2005
Sales – $ millions	**124**	130
EBITDA – $ millions	**16**	22
EBITDA margin – %	**13**	16
Operating Earnings – $ millions	**7**	12
Benchmark Price		
MDF (US$ per MSF 3/4" basis)[1]	**414**	417
Plywood (Cdn$ per MSF 3/8" basis)[2]	**375**	439

[1] Source: Resource Information Systems, Inc. – MDF Western U.S. – Net FOB mill.
[2] Source: Crow's Market Report – Delivered Toronto.

EBITDA in the panels division was $16 million or 13% of sales compared to $22 million or 16% of sales in the first quarter of 2005. The EBITDA decline was due primarily to lower Canadian dollar prices for plywood and MDF. Demand for the panel products remained strong in the first quarter of 2006 and is expected to remain strong in the second quarter.

PULP & PAPER

	January 1 to March 31	
	2006	2005
Sales – $ millions	**273**	275
EBITDA – $ millions	**13**	30
EBITDA margin – %	**5**	11
Operating Earnings – $ millions	**(48)**	6
Benchmark Price		
NBSK (US$ per tonne)[1]	**653**	670
Linerboard (US$ per tonne)[2]	**513**	495
Newsprint (US$ per tonne)[3]	**644**	571

[1] Source: Pulp & Paper Week – U.S. list price.
[2] Source: Pulp & Paper Week – Unbleached linerboard kraft, East.
[3] Source: Resource Information Systems, Inc. – U.S. delivered 48.8 gram newsprint.

EBITDA in the pulp and paper segment was $13 million or 5% of sales compared to $30 million or 11% of sales in the first quarter of 2005. Operating earnings declined by $54 million from the first quarter in 2005 largely due to a $38 million restructuring charge which was recorded in the quarter as a result of the decision to close the number one pulp line and wood room at Hinton Pulp. Earnings were also impacted by higher energy costs and the 6% higher value of the Canadian dollar compared to the same period of 2005.

Annual maintenance shutdowns are scheduled at the Hinton and Cariboo pulp mills and at the Kitimat linerboard and kraft paper mill in the second quarter of 2006. The annual shutdowns are expected to reduce normal operating production by approximately 45,000 tonnes.

The BCTMP mills ran well in the quarter. NBSK production was lower in the first quarter of 2006 compared to the same period of last year due to operational issues at Hinton Pulp. First quarter 2006 earnings were negatively affected by lower product prices, the stronger Canadian dollar and higher energy costs. Fibre costs in British Columbia were lower than in the comparable quarter of 2005 as residual wood chips were priced based on the lower NBSK prices in the quarter. Fibre costs in Alberta were higher in the quarter largely due to higher transportation costs.

In March, the Company announced the permanent closure of Hinton Pulp's number one pulp machine and wood room. In addition, a $20 million upgrade to the remaining pulp machine was announced. The closure of the number one pulp machine and wood room will occur in the fourth quarter of 2006 and the upgrade of the remaining pulp machine is expected to be completed in 2007. After completion of the upgrade and with the planned closure of the number one pulp machine, the annual capacity of the mill will be reduced approximately 70,000 tonnes to 350,000 tonnes. As a result of the announced closure, the Company recorded a write down of $35 million of property, plant, equipment and timber and a charge of $3 million for other restructuring costs.

Pulp prices increased in the quarter and are expected to increase further through the middle of the year. During the second half of the year new capacity from southern hemisphere producers is expected to increase supply and may put downward pressure on prices unless offset by increased demand.

The Kitimat linerboard and kraft paper mill set a quarterly production record at 120,490 tonnes. Although linerboard and kraft paper U.S. dollar prices increased from prices in the comparative quarter, the stronger Canadian dollar more than offset the increase.

Linerboard markets strengthened in the first quarter of 2006 compared to the fourth quarter of 2005 as a result of linerboard capacity reductions in North America. Linerboard and Kraft paper prices are expected to increase in the next quarter.

Despite the decline in newsprint consumption and demand, prices continue to increase as a result of production capacity reductions resulting from mill closures.

CAPITAL STRUCTURE

The Company issued 3,422 Common shares pursuant to the Employee Share Purchase Plan during the three months ended March 31, 2006. The shares issued and outstanding at March 31, 2006 are presented in the table below.

	March 31, 2006	December 31, 2005
Common	**37,875,208**	37,871,786
Class B common	**4,885,206**	4,885,206
Total Common	**42,760,414**	42,756,992

Common shares and Class B common shares are equal in all respects except that each Class B common share may be exchanged for one Common share.

CAPITAL REQUIREMENTS AND LIQUIDITY

SUMMARY OF FINANCIAL POSITION

	March 31, 2006	December 31, 2005
Net Cash[1]	**22**	18
Current Assets – $ millions	**1,130**	988
Current Liabilities – $ million	**713**	617
Ratio of current assets to current liabilities	**1.6**	1.6
Net Debt – $ millions	**847**	775
Shareholders Equity – $ millions	**1,866**	1,866
Net Debt to Capitalization (%)[2]	**31**	29

[1] Net cash consists of cash and short-term investments less cheques issued in excess of funds on deposit.

[2] Net debt (total debt less cash and short-term investments) divided by net debt plus shareholders' equity.

West Fraser's cash requirements, other than for operating purposes, are primarily for interest, repayment of debt, additions to property, plant, equipment and timber, acquisitions and payment of common share dividends. In years without a major acquisition or significant debt repayment, cash on hand and cash provided by operations have normally been sufficient to meet these requirements.

Cash used in operating activities in the first quarter of 2006 was $15 million comprised of cash generated of $102 million before the change in non-cash working capital items and cash used of $117 million related to non-cash working capital items (first quarter 2005 cash generated of $113 million before the change in non-cash working capital items and cash used of $300 million related to non-cash working capital items). The increase in first quarter 2006 non-cash working capital items of $117 million was primarily due to the seasonal build up of log inventory and an increase in finished goods inventory.

Additions to property, plant, equipment and timber amounted to $55 million compared to $35 million in the first quarter 2005. First quarter proceeds from disposal of property, plant, equipment and timber of $3 million were primarily from the sale of rental properties. Common share dividends were $6 million in the first quarter of 2006 and 2005.

At March 31, 2006, the Company had unused committed credit facilities of approximately $290 million.

STUMPAGE

a) Interior Log Grades

On April 1, 2006, the province of British Columbia changed the way logs are graded at the scale and also the way stumpage is calculated for beetle infested trees. The changes are designed to be revenue neutral to the province but will change the distribution of stumpage across the Interior Region of B.C. Generally, timber stands that are heavily damaged by mountain pine beetle will pay higher stumpage with a corresponding reduction in less severely damaged or unaffected stands.

The Ministry of Forests has calculated an automatic adjustment of stumpage for every cutting permit in the B.C. Interior, effective April 1st. This adjustment is based on the historic level of dry logs in the vicinity of the cutting permit. Licensees will have the option to accept this automatic adjustment or to reassess the level of damage in the timber stand and follow new stumpage appraisal procedures to calculate a new stumpage rate. West Fraser has sufficient log inventory at its B.C. sawmills to cover mill consumption until the third quarter of 2006. The impact of these new stumpage rates is expected to be an increase of two to three dollars a cubic metre on quota wood for West Fraser.

b) B.C. Interior Market Based Pricing System

On April 6, 2006, the B.C. government announced that the province will introduce a new timber pricing system for the B.C. Interior effective September 1, 2006. Under this new system, stumpage will be based on timber sales data derived from publicly auctioned timber rather than the Statistics Canada lumber and chip price indices. The impact of this proposed change cannot be determined at this time.

SOFTWOOD LUMBER DISPUTE UPDATE

On March 17, 2006, a North American Free Trade Agreement (NAFTA) panel issued its final ruling confirming that Canadian softwood lumber is not subsidized and that U.S. countervailing duties (CVD) on softwood lumber should never have been levied. The NAFTA panel's decision affirmed the de minimis subsidy finding issued by the Department of Commerce in November 2005, which should have led to a revocation of the CVD order. While NAFTA has continuously confirmed that there is no merit to U.S. allegations both with regard to injury and subsidy, the U.S. has refused to revoke the orders or refund deposits.

On April 7, 2006, the U.S. Court of International Trade ruled that the Byrd Amendment, which stipulated that duties paid by foreign producers should be distributed to domestic companies that filed the trade complaints, does not apply to Canada.

West Fraser believes that recording a reversal of previously expensed duty deposits is not appropriate due to the uncertainty related to the timing and amount of potential refunds. Refunds will be reflected in the Company's earnings when receipt is reasonably certain.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars – unaudited)

	As at March 31, 2006	As at December 31, 2005
ASSETS		
Current assets		
Cash and short-term investments	$ 59.9	$ 62.2
Accounts receivable	298.6	308.5
Inventories	691.6	572.0
Prepaid expenses	21.3	14.1
Income tax receivable	10.1	–
Current assets held for sale (note 2)	48.0	30.7
	1,129.5	987.5
Property, plant, equipment & timber	2,186.4	2,230.1
Deferred charges	31.6	27.1
Goodwill	263.7	263.7
Other assets	59.8	61.6
Long-term assets held for sale (note 2)	63.3	63.7
	$ 3,734.3	$ 3,633.7
LIABILITIES & SHAREHOLDERS' EQUITY		
Current liabilities		
Cheques issued in excess of funds on deposit	$ 37.7	$ 43.9
Operating loans	240.0	165.1
Accounts payable and accrued liabilities	364.3	333.1
Income tax payable	–	4.6
Current portion of reforestation obligation	52.3	52.3
Current portion of long-term debt	4.2	4.5
Current liabilities held for sale (note 2)	14.6	13.6
	713.1	617.1
Long-term debt	625.4	623.9
Other liabilities (note 4)	151.5	133.0
Future income taxes	354.1	377.6
Long-term liabilities held for sale (note 2)	24.0	16.2
	1,868.1	1,767.8
Shareholders' equity (note 5)	1,866.2	1,865.9
	$ 3,734.3	$ 3,633.7

Number of Common shares outstanding at April 20, 2006 was 42,761,395.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(in millions of Canadian dollars – unaudited)

	January 1 to March 31	
	2006	2005
Sales	$ 902.0	$ 902.4
Costs and expenses		
Cost of products sold	589.7	555.0
Freight and other distribution costs	145.4	126.9
Countervailing and antidumping duties	22.4	40.8
Amortization	61.8	62.7
Selling, general and administration	28.6	30.0
Share option expense	0.9	7.6
Restructuring charge – pulp (note 6)	37.6	–
	886.4	823.0
Operating earnings	15.6	79.4
Other		
Interest expense – net	(10.0)	(12.4)
Exchange loss on long-term debt	(1.5)	(3.2)
Other income	6.2	3.5
Earnings before income taxes and non-controlling interest	10.3	67.3
Income tax expense	(3.8)	(23.9)
Earnings before non-controlling interest	6.5	43.4
Non-controlling interest	(0.4)	(0.5)
Earnings	$ 6.1	$ 42.9
Earnings per share (note 8)		
Basic	$ 0.14	$ 1.00
Diluted	$ 0.14	$ 0.99

RETAINED EARNINGS

	2006	2005
Balance – beginning of period	$ 1,268.8	$ 1,185.1
Earnings	6.1	42.9
	1,274.9	1,228.0
Common share dividends	(6.0)	(6.0)
Balance – end of period	$ 1,268.9	$ 1,222.0

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars – unaudited)

	January 1 to March 31 2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Earnings	$ 6.1	$ 42.9
Items not affecting cash		
Amortization	61.8	62.7
Write down of pulp assets related to restructuring (note 6)	34.8	–
Exchange loss on long-term debt	1.5	3.2
Change in reforestation obligation	12.4	12.3
Change in other long-term liabilities	6.5	0.9
Change in deferred charges	(4.5)	2.3
Future income taxes	(15.4)	(12.1)
Gain on asset sales	(0.9)	(0.6)
Other	(0.2)	1.2
	102.1	112.8
Net change in non-cash working capital items	(116.8)	(299.7)
	(14.7)	(186.9)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of long-term debt	(0.3)	–
Net proceeds from (repayment of) bank operating loans	74.9	(66.0)
Common share dividends	(6.0)	(6.0)
Issuance of Common shares	0.1	0.1
	68.7	(71.9)
CASH FLOWS FROM INVESTING ACTIVITIES		
Additions to property, plant, equipment & timber	(54.7)	(35.2)
Proceeds from disposal of property, plant, equipment & timber	3.2	1.8
Decrease (increase) in other assets	1.4	(4.4)
	(50.1)	(37.8)
Increase (decrease) in net cash *	3.9	(296.6)
Net cash - beginning of period	18.3	349.6
Net cash - end of period	$ 22.2	$ 53.0

* Net cash consists of cash, short term investments and cheques issued in excess of funds on deposit.

Supplemental information:		
Interest paid	$ 2.7	$ 7.3
Income taxes paid	$ 35.5	$ 170.6

FIRST QUARTER SEGMENTED INFORMATION

(in millions of Canadian dollars – unaudited)

	Lumber	Panels	Pulp & paper	Corporate & other	Consolidated
January 1, 2006 to March 31, 2006					
Sales					
To external customers	$ 505.2	$ 123.8	$ 273.0	$ –	$ 902.0
To other segments	21.0	2.6	–	–	
	$ 526.2	$ 126.4	$ 273.0	$ –	
EBITDA [1]	$ 91.4	$ 16.4	$ 12.5	$ (5.3)	$ 115.0
Amortization	27.9	9.8	23.2	0.9	61.8
Restructuring charge – pulp	–	–	37.6	–	37.6
Operating earnings (loss)	63.5	6.6	(48.3)	(6.2)	15.6
Interest expense – net	(5.2)	(1.8)	(2.9)	(0.1)	(10.0)
Exchange loss on long-term debt	–	–	–	(1.5)	(1.5)
Other income	2.0	0.2	1.3	2.7	6.2
Earnings (loss) before income taxes and non-controlling interest	$ 60.3	$ 5.0	$ (49.9)	$ (5.1)	$ 10.3
January 1, 2005 to March 31, 2005					
Sales					
To external customers	$ 497.7	$ 130.0	$ 274.7	$ –	$ 902.4
To other segments	19.2	1.0	–	–	
	$ 516.9	$ 131.0	$ 274.7	$ –	
EBITDA [1]	$ 102.7	$ 21.5	$ 29.5	$ (11.6)	$ 142.1
Amortization	28.8	9.3	23.8	0.8	62.7
Operating earnings (loss)	73.9	12.2	5.7	(12.4)	79.4
Interest (expense) income – net	(6.8)	(3.2)	(3.7)	1.3	(12.4)
Exchange loss on long-term debt	–	–	–	(3.2)	(3.2)
Other income	1.7	0.7	0.5	0.6	3.5
Earnings (loss) before income taxes and non-controlling interest	$ 68.8	$ 9.7	$ 2.5	$ (13.7)	$ 67.3

[1] Non GAAP measure:
EBITDA is defined as operating earnings plus amortization of property, plant, equipment and timber, plus the pulp restructuring charge.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(figures are in millions of dollars except where indicated - unaudited)

1. BASIS OF PRESENTATION

These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in the Company's annual report for the year ended December 31, 2005.

These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2005 consolidated annual financial statements.

2. ASSETS HELD FOR SALE

The Company has commenced activities to sell its approximate 90% interest in two sawmills and their related timber harvesting rights. The non-controlling interest that relates to these operations is included in long-term liabilities held for sale.

In addition, the Company is selling a harvesting and road maintenance business and related equipment located in Alberta.

The sales of these operations are expected to occur in 2006. The results of operations from these assets held for sale are included in the consolidated statement of earnings. Effective January 1, 2006, amortization was discontinued on the assets held for sale.

3. BANK INDEBTEDNESS

The Company has approximately $530.0 million revolving lines of credit available, $ 240.0 million of which was drawn as at March 31, 2006. The Company has also issued $14.6 million under various letters of credit. All lines of credit are unsecured except for a $5.0 million joint-venture line of credit, and bear interest at floating rates based on prime, US base, bankers acceptances or LIBOR at the Company's option.

4. OTHER LIABILITIES

	March 31, 2006	December 31, 2005
Post-retirement obligations	**$ 50.8**	$ 44.2
Timber damage deposits	**11.2**	10.9
Reforestation obligation - long term	**80.0**	68.2
Other asset retirement obligations	**9.5**	9.7
	$ 151.5	$ 133.0

5. SHAREHOLDERS' EQUITY

	March 31, 2006		December 31, 2005	
	Number of Shares Issued	Amount	Number of Shares Issued	Amount
Common	**37,875,208**	**$ 597.1**	37,871,786	$ 597.0
Class B common	**4,885,206**	**0.5**	4,885,206	0.5
Total Common	**42,760,414**	**597.6**	42,756,992	597.5
Retained Earnings		**1,268.9**		1,268.8
Share Purchase Loans		**(0.3)**		(0.4)
Shareholders' Equity		**$ 1,866.2**		$ 1,865.9

Common Shares

For the three months ended March 31, 2006, the Company issued 3,422 Common shares for cash of $0.1 million (for the three months ended March 31, 2005 the Company issued 1,955 common shares for cash of $0.1 million).

6. RESTRUCTURING CHARGE - PULP

During the quarter, the Company expensed $37.6 million related to the closure of the number one pulp machine and wood room at the pulp mill in Hinton, Alberta. Of this amount, $34.8 million was for the write down of property, plant, equipment and timber with the balance for other restructuring costs.

7. EMPLOYEE FUTURE BENEFITS

The total benefit cost of the Company's defined benefit pension plans was $5.7 million for the quarter.

8. EARNINGS PER SHARE

Basic earnings per share is calculated based on earnings available to Common shareholders, as set out below, using the weighted average number of Common shares outstanding. Diluted earnings per share assume the exercise of share options using the treasury stock method.

	January 1 to March 31	
	2006	2005
Earnings	**$ 6.1**	$ 42.9
Weighted average number of shares (thousands)		
Weighted average shares – basic	**42,740**	42,721
Share options – treasury stock method	**375**	611
Weighted average shares – diluted	**43,115**	43,332
Earnings per share (dollars)		
Basic	**$ 0.14**	$ 1.00
Diluted	**$ 0.14**	$ 0.99

9. CONTINGENCIES

a) Countervailing and Antidumping Duties

In 2002, the U.S. Department of Commerce ("USDOC") issued its final determination in the countervailing and antidumping investigations, which resulted in a countervailing duty ("CVD") rate of 18.79% and an antidumping duty ("ADD") rate specific to the Company of 2.18%, both to be posted by cash deposits effective from May 22, 2002.

On April 21, 2004, the USDOC issued a response to an earlier North American Free Trade Agreement ("NAFTA") ruling regarding specific challenges made to the ADD rate calculation. The USDOC concluded that West Fraser's ADD rate would be reduced from 2.18% to 1.79% representing de minimis level, with the result that West Fraser would be exempted from the ADD order. In response to a July 11, 2005 USDOC remand determination which did not revoke the antidumping order against the Company, on July 21, 2005, a NAFTA panel affirmed its prior instruction that the anti-dumping order against West Fraser must be revoked.

On September 10, 2004, the U.S. International Trade Commission ("ITC") issued, in response to a NAFTA remand decision, a determination finding that the U.S. lumber industry was not threatened with material injury by reason of lumber imports from Canada. On November 24, 2004, the U.S. government launched an Extraordinary Challenge of the legality of the decision of the NAFTA panel. On August 10, 2005, a NAFTA Extraordinary Challenge Committee unanimously upheld a NAFTA panel ruling that evidence relied upon by the U.S. did not support its finding that Canadian imports threatened to injure the U.S. industry and further confirmed the panel's specific instruction that the U.S. find no threat of injury. This ruling was expected to result in the U.S. withdrawal of the CVD and ADD cases, and the refund of cash deposits with interest. The U.S. has so far refused to comply with the ruling.

Effective December 20, 2004 the Company's CVD and ADD deposit rates were reduced to 17.18% and 0.92%, respectively, as a result of the final determination in the first Administrative Review. These deposits were further reduced due to a ministerial error and recalculated to 16.37% for CVD on February 24, 2005 and to 0.91% for ADD on January 17, 2005.

Effective December 12, 2005, the Company's CVD and ADD deposit rates were reduced to 8.70% and 0.51% respectively, as a result of the final determination in the second Administrative Review.

The Company has recorded an expense for CVD and ADD equal to the amount paid as cash deposits throughout applicable periods. A refund of deposits will be recorded as income when receipt is reasonably certain. As at March 31, 2006, the total amount on deposit from May 22, 2002 related to CVD and ADD was US$352.2 million and US$37.6 million respectively. This amount does not include the amounts on deposit from Weldwood prior to the acquisition by the Company on December 31, 2004, as the previous owner is entitled to any refunds on these amounts.

The Company and other Canadian forest products companies, the Canadian federal and provincial governments (collectively the "Canadian Interests") categorically deny the U.S. allegations and strongly disagree with the final countervailing and dumping determinations made by the ITC and the USDOC. The Canadian Interests continue to aggressively defend the Canadian industry in this trade dispute. The final amount of CVD and ADD duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time.

b) The Forestry Revitalization Plan ("FRP")
In 2003, the Government of B.C. ("Crown") enacted the FRP that provides for significant changes to Crown forest policy and to the existing allocation of Crown timber tenures to licensees. Licensees, including the Company, will be required to return 20% of their replaceable tenures and related assets such as roads and bridges. The effect of the timber take-back is a reduction of approximately 1,266,000 cubic meters of the Company's existing allowable annual cut on replaceable tenures. Affected licensees are eligible for compensation for both timber rights and certain other asset values. Allocation of the reduction to specific licenses has been completed but compensation has yet to be determined. The effect of the FRP on the Company's financial position and results of operations cannot be determined and will be recorded when the amounts can reasonably be determined.


WEST FRASER TIMBER
50
1955 · 2005

West Fraser Timber Co. Ltd.
Tel: 604.895.2700
Fax: 604.681.6061
www.westfraser.com
shareholder@westfraser.com

PRINTED IN CANADA

West Fraser is an integrated forest products company producing lumber, LVL, MDF, plywood, pulp, linerboard, kraft paper and newsprint. The Company has 6,900 employees and operations in British Columbia, Alberta and the southern United States.

News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business & Financial Editors/Financial Analysts:
West Fraser Announces First Quarter Results

VANCOUVER, April 21 /CNW/ - West Fraser Timber Co. Ltd. today reported first quarter earnings of $6 million or $0.14 per share on sales of $902 million compared to earnings of $9 million or $0.20 per share on sales of $832 million in the fourth quarter of 2005 and $43 million or $0.99 per share on sales of $902 million in the first quarter of last year.

EBITDA(1) was $115 million or 13% of sales for the quarter compared to EBITDA of $95 million or 11% of sales in the fourth quarter of 2005 and $142 million or 16% of sales for the comparable period last year.

First quarter 2006 earnings reflect the following after-tax items:

- An expense of $25 million or $0.58 per share related to a restructuring charge resulting from the announced closure of the number one pulp machine and the wood room at Hinton Pulp in Hinton, Alberta;
- An expense of $1 million or $0.02 per share related to share option compensation; and
- An expense of $2 million or $0.04 per share related to the translation of U.S. dollar denominated debt.

First quarter 2005 earnings reflect the following after-tax items:

- An expense of $5 million or $0.12 per share related to share option compensation; and
- An expense of $3 million or $0.07 per share related to the translation of U.S. dollar denominated debt.

"We are off to a solid start in 2006," says Hank Ketcham, Chairman, President & Chief Executive Officer. "We maintained profitability while initiating the restructuring of our Hinton-based kraft pulp business and dealing with continued market pressures, including the strong Canadian dollar and softwood lumber dispute."

---

(1) Throughout this news release, reference is made to EBITDA (defined as operating earnings plus amortization of property, plant, equipment and timber, plus the pulp restructuring charge), which the Company considers to be a key performance indicator. EBITDA is not a generally accepted earnings measure and should not be considered as an alternative to earnings or cash flows as determined in accordance with Canadian generally accepted accounting principles. As there is no standardized method of calculating EBITDA, the Company's use of the term may not be directly comparable with similarly titled measures used by other companies.

OPERATIONAL RESULTS

Lumber EBITDA for the quarter was $91 million or 17% of sales compared to $66 million or 14% of sales in the fourth quarter of 2005. Increased EBITDA resulted primarily from higher lumber prices during the quarter. Benchmark SPF 2X4 lumber prices averaged US $343 per Mfbm for the quarter compared to US $327 per Mfbm in the fourth quarter of 2005. Unseasonable mild weather contributed to sustained product demand and stronger pricing during the quarter.

Softwood lumber duties continued to affect the Company's financial results. West Fraser expensed $22 million in lumber duty payments in the first quarter compared to $29 million in the fourth quarter of 2005(2). The reduction primarily reflects revised countervailing and antidumping duty rates

which became effective in December 2005. The strengthening Canadian dollar was also a factor, averaging US $0.87 in the first quarter compared to US $0.85 in the fourth quarter of 2005.

All sawmills operated at or near capacity during the quarter. The Quesnel, B.C. sawmill rebuild remains on schedule with production to commence in the second half of this year.

While lumber shipments increased by 9% over the previous quarter, rail car availability continued to be a significant issue. West Fraser is exploring alternate methods of transportation to partially offset the continued shortage of rail cars.

Panel operations generated EBITDA for the quarter of $16 million or 13% of sales compared to $13 million or 10% of sales in the fourth quarter of 2005. Improved results were due to increased production at the Company's plywood operations and LVL facility.

The pulp and paper operations produced largely at expected levels generating EBITDA of $13 million or 5% of sales compared to EBITDA of $10 million or 4% of sales in the fourth quarter of 2005. Pulp results were adversely affected by a $38 million (after-tax $25 million) restructuring charge related to the announced closure of the number one pulp machine and the wood room at Hinton Pulp. These operational changes, which will be effective in the fourth quarter, combined with improvements to the remaining pulp machine in 2007, are expected to improve the efficiency of the Hinton mill. Upon completion of operational improvements and with the planned closure of the number one pulp machine, annual production of NBSK pulp will be reduced by 70,000 tonnes to approximately 350,000 tonnes.

West Fraser's two NBSK pulp mills and the Kitimat linerboard and kraft paper mill will take regularly scheduled annual maintenance shutdowns in the second quarter of 2006. These outages will reduce overall production by approximately 45,000 tonnes.

---

(2) As at March 31, 2006, the total amount on deposit related to duties is US $390 million, excluding amounts deposited by Weldwood prior to its acquisition by West Fraser, refunds of which are for the account of the previous owner.

Stumpage Changes

On April 1, 2006, the province of British Columbia changed the way logs are graded at the scale as well as the stumpage calculation to reflect the value of logs affected by the mountain pine beetle. While designed to be revenue neutral to the province, these changes will affect the distribution of stumpage across the B.C. Interior. Generally, timber stands that are heavily damaged by mountain pine beetle will pay higher stumpage with a corresponding reduction in less severely damaged or unaffected stands.

The province of B.C. also announced on April 6, 2006 that it will introduce a new market-based timber pricing system for the B.C. Interior effective September 1, 2006. Under this new system, stumpage will be based on timber sales data derived from publicly-auctioned timber rather than from the Statistics Canada lumber and chip price indices.

West Fraser has not yet determined the financial impact of these stumpage changes.

Lumber Trade Dispute

On March 17, 2006, a North American Free Trade Agreement (NAFTA) panel issued its final ruling confirming that Canadian softwood lumber is not subsidized and that U.S. countervailing duties (CVD) on softwood lumber should never have been levied. The NAFTA panel's decision affirmed the de minimis subsidy finding issued by the Department of Commerce in November 2005, which should have led to a revocation of the CVD order. While NAFTA has continuously confirmed that there is no merit to U.S. allegations both with regard to injury and subsidy, the U.S. has refused to revoke the orders or refund

deposits.

On April 7, 2006, the U.S. Court of International Trade ruled that the Byrd Amendment, which stipulated that duties paid by foreign producers should be distributed to domestic companies that filed the trade complaints, does not apply to Canada.

Industry continues to pursue resolution of this costly issue both through litigation and negotiation. West Fraser believes that given the series of legal decisions that have decisively favoured the Canadian position, a revocation of the orders and refund of deposits should occur.

"As we have said in the past, we expect the consistent rulings in Canada's favour to influence any bilateral discussions regarding a negotiated resolution to this issue," says Ketcham.

West Fraser is an integrated forest products company that produces lumber, LVL, MDF, plywood, pulp, linerboard, kraft paper and newsprint. The Company has manufacturing operations in British Columbia, Alberta and the southern United States. West Fraser has approximately 6,900 employees and is headquartered in Vancouver, British Columbia.

Forward-Looking Statements

Some information contained in this release is prospective and may be affected by known or unknown risks and uncertainties, which are mostly outside the control of West Fraser. The results or events mentioned in such prospective information may differ substantially from actual results or events.

Conference Call

Investors are invited to listen to the quarterly conference call on Monday, April 24 at 8:30 a.m. Pacific Daylight Time (11:30 a.m. Eastern Daylight Time) by dialing 1-888-575-8232 (toll-free North America). The call may also be accessed through West Fraser's web site at www.westfraser.com.

<<

CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars - unaudited)

	As at March 31, 2006	As at December 31, 2005
ASSETS		
Current assets		
Cash and short-term investments	$ 59.9	$ 62.2
Accounts receivable	298.6	308.5
Inventories	691.6	572.0
Prepaid expenses	21.3	14.1
Income tax receivable	10.1	-
Current assets held for sale (note 2)	48.0	30.7
	1,129.5	987.5
Property, plant, equipment & timber	2,186.4	2,230.1
Deferred charges	31.6	27.1
Goodwill	263.7	263.7
Other assets	59.8	61.6
Long-term assets held for sale (note 2)	63.3	63.7
	$ 3,734.3	$ 3,633.7

LIABILITIES & SHAREHOLDERS' EQUITY

	2006	2005
Current liabilities		
Cheques issued in excess of funds on deposit	$ 37.7	$ 43.9
Operating loans	240.0	165.1
Accounts payable and accrued liabilities	364.3	333.1
Income tax payable	-	4.6
Current portion of reforestation obligation	52.3	52.3
Current portion of long-term debt	4.2	4.5
Current liabilities held for sale (note 2)	14.6	13.6
	713.1	617.1
Long-term debt	625.4	623.9
Other liabilities (note 4)	151.5	133.0
Future income taxes	354.1	377.6
Long-term liabilities held for sale (note 2)	24.0	16.2
	1,868.1	1,767.8
Shareholders' equity (note 5)	1,866.2	1,865.9
	$ 3,734.3	$ 3,633.7

Number of Common shares outstanding at April 20, 2006 was 42,761,395

QUARTERLY COMPARISONS
January 1 to December 31
(in millions of Canadian dollars - unaudited)

	2006	2005
Sales		
First	$ 902.0	$ 902.4
Second		952.8
Third		889.5
Fourth		832.0
		$ 3,576.7
Earnings		
First	$ 6.1	$ 42.9
Second		38.0
Third		18.1
Fourth		8.7
		$ 107.7
Diluted Earnings Per Share (in dollars)		
First	$ 0.14	$ 0.99
Second		$ 0.88
Third		$ 0.42
Fourth		$ 0.20
Annual		$ 2.49

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(in millions of Canadian dollars - unaudited)

	January 1 to March 31	
	2006	2005
Sales	$ 902.0	$ 902.4
Costs and expenses		
Cost of products sold	589.7	555.0
Freight and other distribution costs	145.4	126.9
Countervailing and antidumping duties	22.4	40.8
Amortization	61.8	62.7
Selling, general and administration	28.6	30.0
Share option expense	0.9	7.6
Restructuring charge - pulp (note 6)	37.6	-
	886.4	823.0
Operating earnings	15.6	79.4
Other		
Interest expense - net	(10.0)	(12.4)
Exchange loss on long-term debt	(1.5)	(3.2)
Other income	6.2	3.5
Earnings before income taxes and non-controlling interest	10.3	67.3
Income tax expense	(3.8)	(23.9)
Earnings before non-controlling interest	6.5	43.4
Non-controlling interest	(0.4)	(0.5)
Earnings	$ 6.1	$ 42.9
Earnings per share (note 8)		
Basic	$ 0.14	$ 1.00
Diluted	$ 0.14	$ 0.99

RETAINED EARNINGS

	2006	2005
Balance - beginning of period	$ 1,268.8	$ 1,185.1
Earnings	6.1	42.9
	1,274.9	1,228.0
Common share dividends	(6.0)	(6.0)
Balance - end of period	$ 1,268.9	$ 1,222.0

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars - unaudited)

	January 1 to March 31	
	2006	2005

Cash Flows From Operating Activities		
Earnings	$ 6.1	$ 42.9
Items not affecting cash		
Amortization	61.8	62.7
Write down of pulp assets related to restructuring (note 6)	34.8	-
Exchange loss on long-term debt	1.5	3.2
Change in reforestation obligation	12.4	12.3
Change in other long-term liabilities	6.5	0.9
Change in deferred charges	(4.5)	2.3
Future income taxes	(15.4)	(12.1)
Gain on asset sales	(0.9)	(0.6)
Other	(0.2)	1.2
	102.1	112.8
Net change in non-cash working capital items	(116.8)	(299.7)
	(14.7)	(186.9)
Cash Flows From Financing Activities		
Repayment of long-term debt	(0.3)	-
Net proceeds from (repayment of) bank operating loans	74.9	(66.0)
Common share dividends	(6.0)	(6.0)
Issuance of Common shares	0.1	0.1
	68.7	(71.9)
Cash Flows From Investing Activities		
Additions to property, plant, equipment & timber	(54.7)	(35.2)
Proceeds from disposal of property, plant, equipment & timber	3.2	1.8
Decrease (increase) in other assets	1.4	(4.4)
	(50.1)	(37.8)
Increase (decrease) in net cash(x)	3.9	(296.6)
Net cash - beginning of period	18.3	349.6
Net cash - end of period	$ 22.2	$ 53.0

(x) Net cash consists of cash, short term investments and cheques issued in excess of funds on deposit.

Supplemental information:		
Interest paid	$ 2.7	$ 7.3
Income taxes paid	$ 35.5	$ 170.6

FIRST QUARTER SEGMENTED INFORMATION
(in millions of Canadian dollars - unaudited)

	Lumber	Panels	Pulp & paper	Corporate & other	Consolidated
January 1, 2006 to March 31, 2006					
Sales					
To external customers	$ 505.2	$ 123.8	$ 273.0	$ -	$ 902.0
To other segments	21.0	2.6	-	-	
	$ 526.2	$ 126.4	$ 273.0	$ -	
EBITDA(1)	$ 91.4	$ 16.4	$ 12.5	$ (5.3)	$ 115.0
Amortization	27.9	9.8	23.2	0.9	61.8
Restructuring charge - pulp	-	-	37.6	-	37.6
Operating earnings (loss)	63.5	6.6	(48.3)	(6.2)	15.6
Interest expense - net	(5.2)	(1.8)	(2.9)	(0.1)	(10.0)
Exchange loss on long-term debt	-	-	-	(1.5)	(1.5)
Other income	2.0	0.2	1.3	2.7	6.2
Earnings (loss) before income taxes and non-controlling interest	$ 60.3	$ 5.0	$ (49.9)	$ (5.1)	$ 10.3

	Lumber	Panels	Pulp & paper	Corporate & other	Consolidated
January 1, 2005 to March 31, 2005					
Sales					
To external customers	$ 497.7	$ 130.0	$ 274.7	$ -	$ 902.4
To other segments	19.2	1.0	-	-	
	$ 516.9	$ 131.0	$ 274.7	$ -	
EBITDA(1)	$ 102.7	$ 21.5	$ 29.5	$ (11.6)	$ 142.1
Amortization	28.8	9.3	23.8	0.8	62.7
Operating earnings (loss)	73.9	12.2	5.7	(12.4)	79.4
Interest (expense) income - net	(6.8)	(3.2)	(3.7)	1.3	(12.4)
Exchange loss on long-					

term debt	-	-	-	(3.2)	(3.2)
Other income	1.7	0.7	0.5	0.6	3.5
Earnings (loss) before income taxes and non-controlling interest	$ 68.8	$ 9.7	$ 2.5	$ (13.7)	$ 67.3

(1) Non GAAP measure:
EBITDA is defined as operating earnings plus amortization of property, plant, equipment and timber, plus the pulp restructuring charge.

FIRST QUARTER OPERATING HIGHLIGHTS

		January 1 to March 31 2006	2005
Lumber	Production (Mfbm)	1,135,555	1,058,830
	Shipments (Mfbm)	1,097,861	927,334
Panels			
MDF	Production (Msf - 3/4")	71,079	71,664
	Shipments (Msf - 3/4")	77,910	71,662
Plywood	Production (Msf - 3/8")	183,755	178,232
	Shipments (Msf - 3/8")	175,473	153,544
LVL	Production (cf)	781,247	813,989
	Shipments (cf)	750,517	821,152
Pulp & Paper (tonnes)			
Linerboard and Kraft paper	Production	120,490	119,213
	Shipments	124,208	102,613
NBSK Pulp	Production	141,278	150,863
	Shipments	144,730	147,613
BCTMP Pulp	Production	140,395	129,797
	Shipments	162,504	147,737
Newsprint	Production	32,314	33,227
	Shipments	31,866	32,688

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(figures are in millions of dollars except where indicated - unaudited)

1. BASIS OF PRESENTATION

These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in the Company's annual report for the year ended

December 31, 2005.

These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2005 consolidated annual financial statements.

2. ASSETS HELD FOR SALE

The Company has commenced activities to sell its approximate 90% interest in two sawmills and their related timber harvesting rights. The non-controlling interest that relates to these operations is included in long-term liabilities held for sale.

In addition, the Company is selling a harvesting and road maintenance business and related equipment located in Alberta.

The sales of these operations are expected to occur in 2006. The results of operations from these assets held for sale are included in the consolidated statement of earnings. Effective January 1, 2006, amortization was discontinued on the assets held for sale.

3. BANK INDEBTEDNESS

The Company has approximately $530.0 million revolving lines of credit available, $ 240.0 million of which was drawn as at March 31, 2006. The Company has also issued $14.6 million under various letters of credit. All lines of credit are unsecured except for a $5.0 million joint-venture line of credit, and bear interest at floating rates based on prime, US base, bankers acceptances or LIBOR at the Company's option.

4. OTHER LIABILITIES

	March 31, 2006	December 31, 2005
Post-retirement obligations	$ 50.8	$ 44.2
Timber damage deposits	11.2	10.9
Reforestation obligation - long term	80.0	68.2
Other asset retirement obligations	9.5	9.7
	$ 151.5	$ 133.0

5. SHAREHOLDERS' EQUITY

	March 31, 2006		December 31, 2005	
	Number of Shares Issued	Amount	Number of Shares Issued	Amount
Common	37,875,208	$ 597.1	37,871,786	$ 597.0
Class B common	4,885,206	0.5	4,885,206	0.5
Total Common	42,760,414	597.6	42,756,992	597.5
Retained Earnings		1,268.9		1,268.8
Share Purchase Loans		(0.3)		(0.4)
Shareholders' Equity		$ 1,866.2		$ 1,865.9

Common Shares

For the three months ended March 31, 2006, the Company issued 3,422 Common shares for cash of $0.1 million (for the three months ended March 31, 2005 the Company issued 1,955 common shares for cash of $0.1 million).

6. RESTRUCTURING CHARGE - PULP

During the quarter, the Company expensed $37.6 million related to the closure of the number one pulp machine and wood room at the pulp mill in Hinton, Alberta. Of this amount, $34.8 million was for the write down of property, plant, equipment and timber with the balance for other restructuring costs.

7. EMPLOYEE FUTURE BENEFITS

The total benefit cost of the Company's defined benefit pension plans was $5.7 million for the quarter.

8. EARNINGS PER SHARE

Basic earnings per share is calculated based on earnings available to Common shareholders, as set out below, using the weighted average number of Common shares outstanding. Diluted earnings per share assume the exercise of share options using the treasury stock method.

	January 1 to March 31	
	2006	2005
Earnings	$6.1	$ 42.9
Weighted average number of shares (thousands)		
Weighted average shares - basic	42,740	42,721
Share options - treasury stock method	375	611
Weighted average shares - diluted	43,115	43,332
Earnings per share (dollars)		
Basic	$ 0.14	$ 1.00
Diluted	$ 0.14	$ 0.99

9. CONTINGENCIES

a) Countervailing and Antidumping Duties

In 2002, the U.S. Department of Commerce ("USDOC") issued its final determination in the countervailing and antidumping investigations, which resulted in a countervailing duty ("CVD") rate of 18.79% and an antidumping duty ("ADD") rate specific to the Company of 2.18%, both to be posted by cash deposits effective from May 22, 2002.

On April 21, 2004, the USDOC issued a response to an earlier North American Free Trade Agreement ("NAFTA") ruling regarding specific challenges made to the ADD rate calculation. The USDOC concluded that West Fraser's ADD rate would be reduced from 2.18% to 1.79% representing de minimis level, with the result that West Fraser would be exempted from the ADD order. In response to a July 11, 2005 USDOC remand determination which did not revoke the antidumping order against the Company, on July 21, 2005, a NAFTA panel affirmed its

prior instruction that the anti-dumping order against West Fraser must be revoked.

On September 10, 2004, the U.S. International Trade Commission ("ITC") issued, in response to a NAFTA remand decision, a determination finding that the U.S. lumber industry was not threatened with material injury by reason of lumber imports from Canada. On November 24, 2004, the U.S. government launched an Extraordinary Challenge of the legality of the decision of the NAFTA panel. On August 10, 2005, a NAFTA Extraordinary Challenge Committee unanimously upheld a NAFTA panel ruling that evidence relied upon by the U.S. did not support its finding that Canadian imports threatened to injure the U.S. industry and further confirmed the panel's specific instruction that the U.S. find no threat of injury. This ruling was expected to result in the U.S. withdrawal of the CVD and ADD cases, and the refund of cash deposits with interest. The U.S. has so far refused to comply with the ruling.

Effective December 20, 2004 the Company's CVD and ADD deposit rates were reduced to 17.18% and 0.92%, respectively, as a result of the final determination in the first Administrative Review. These deposits were further reduced due to a ministerial error and recalculated to 16.37% for CVD on February 24, 2005 and to 0.91% for ADD on January 17, 2005.

Effective December 12, 2005, the Company's CVD and ADD deposit rates were reduced to 8.70% and 0.51% respectively, as a result of the final determination in the second Administrative Review.

The Company has recorded an expense for CVD and ADD equal to the amount paid as cash deposits throughout applicable periods. A refund of deposits will be recorded as income when receipt is reasonably certain. As at March 31, 2006, the total amount on deposit from May 22, 2002 related to CVD and ADD was US$352.2 million and US$37.6 million respectively. This amount does not include the amounts on deposit from Weldwood prior to the acquisition by the Company on December 31, 2004, as the previous owner is entitled to any refunds on these amounts.

The Company and other Canadian forest products companies, the Canadian federal and provincial governments (collectively the "Canadian Interests") categorically deny the U.S. allegations and strongly disagree with the final countervailing and dumping determinations made by the ITC and the USDOC. The Canadian Interests continue to aggressively defend the Canadian industry in this trade dispute. The final amount of CVD and ADD duties that may be assessed on Canadian softwood

b) The Forestry Revitalization Plan ("FRP")

In 2003, the Government of B.C. ("Crown") enacted the FRP that provides for significant changes to Crown forest policy and to the existing allocation of Crown timber tenures to licensees. Licensees, including the Company, will be required to return 20% of their replaceable tenures and related assets such as roads and bridges. The effect of the timber take-back is a reduction of approximately 1,266,000 cubic meters of the Company's existing allowable annual cut on replaceable tenures. Affected licensees are eligible for compensation for both timber rights and certain other asset values. Allocation of the reduction to specific licenses has been completed but compensation has yet to be determined. The effect of the FRP on the Company's financial position and results of operations cannot be determined and will be recorded when the amounts can reasonably be determined.

West Fraser shares trade on the Toronto Stock Exchange
under the symbol: "WFT".

>>

%SEDAR: 00002660E

/For further information: Mr. Martti Solin, Executive Vice-President, Finance and Chief Financial Officer; Mr. Rodger Hutchinson, Vice-President, Corporate Controller, (604) 895-2700, www.westfraser.com/
(WFT.)

CO: West Fraser Timber Co. Ltd.

CNW 16:05e 21-APR-06

ALTERNATIVE MONTHLY EARLY WARNING REPORT PURSUANT TO SECTION 4.5 OF NATIONAL INSTRUMENT 62-103

The following is the report required by section 4.5 of National Instrument 62-103:

1. **Name and address of the eligible institutional investor:**

   AIM Funds Management Inc.
   5140 Yonge Street, Suite 900
   Toronto, Ontario
   M2N 6X7

2. **Name of reporting issuer with respect to which this report is filed:**

   West Fraser Timber Co. Ltd.

3. **Month with respect to which this report is filed:**

   March 2006

4. **Net increase or decrease in the number or principal amount of securities and, in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor:**

   The last report filed by the eligible institutional investor was for information as at November 30, 2004, (the "November Report"). Since the November Report, there has been an increase of 1,376,092 common shares (representing 1.83%) held by the eligible institutional investor.

5. **Designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which this report is made:**

   As of March 31, 2006, the Eligible Institutional Investor has control or direction over 4,749,692 common shares of the Reporting Issuer ("Shares"). The aggregate securityholding percentage of the Eligible Institutional Investor was 12.54% of the outstanding Shares of the Reporting Issuer.

6. **Designation and number or principal amount of securities and the percentage of outstanding securities referred to in item 5 over which:**

   (a) **the eligible institutional investor, either alone or together with any joint actors, has ownership and control:**

None.

(b) the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the eligible institutional investor or any joint actor:

None.

(c) the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

All of the securities of the Reporting Issuer described in item 5 are held by the Eligible Institutional Investor on behalf of client accounts over which it has discretionary trading authority. These securities are controlled but not owned by the Eligible Institutional Investor.

7. Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Shares were acquired and are being held for investment purposes. The Eligible Institutional Investor may acquire control or direction over additional securities in the future; however, this is not expected to result in the Eligible Institutional Investor, either alone or together with any joint actors, possessing effective control over the Reporting Issuer.

8. The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other person or company in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

There are no such agreements and therefore this item is not applicable.

9. The names of any joint actors in connection with the disclosure required by this report:

None.

10. If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor in respect of the reporting issuer's securities:

Since the November Report, there has been an increase of 1,376,092 common shares (representing 1.83%) held by the eligible institutional investor.

11. Statement regarding eligibility to file reports under Part 4 of National Instrument 62-103 in respect of the reporting issuer:

The Eligible Institutional Investor is eligible to file reports under Part 4 of National Instrument 62-103 in respect of the Reporting Issuer.

Dated the 10th day of April, 2006.

AIM Funds Management Inc.

By: *"Wayne Bolton"*
Authorized Signatory

Wayne Bolton
Name

Vice President, Compliance
Title



AIM TRIMARK INVESTMENTS
5140 Yonge Street, Suite 900
Toronto, Ontario, Canada M2N 6X7
www.aimtrimark.com

Sara Guzzwell
Senior Law Clerk
T: 416.228.4737
F: 416.590-1621
sara.guzzwell@aimtrimark.com

April 10, 2006

TO: Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Ontario Securities Commission
Autorité des marchés financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Securities Registry, Northwest Territories
Corporate Affairs, Department of Community Services, Yukon
Legal Registries Division, Department of Justice, Nunavut

Dear Sirs/Mesdames:

Re: West Fraser Timber Co. Ltd.

We enclose the Alternative Monthly Early Warning Report filed by AIM Funds Management Inc. as third party filer in connection with the above-noted Corporation in accordance with Section 4.5 of National Instrument 62-103 regarding the Early Warning System.

If you have any questions or concerns regarding the foregoing, please do not hesitate to contact me at 416-228-4737.

Yours truly,

AIM FUNDS MANAGEMENT INC.

(Signed) "Sara Guzzwell"

Sara Guzzwell
Senior Law Clerk

WEST FRASER TIMBER CO. LTD.

501 – 858 Beatty Street
Vancouver, British Columbia, V6B 1C1

PROXY

This proxy is solicited by the management of WEST FRASER TIMBER CO. LTD. (the "Company") for the Annual General Meeting of its Shareholders (the "Meeting") to be held on Wednesday, April 26, 2006.

The undersigned hereby appoints **Henry H. Ketcham,** Chairman of the Board, President and Chief Executive Officer of the Company, or failing him, **Larry S. Hughes,** Secretary of the Company, or instead of either of the foregoing, (insert name) ______________________, as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Meeting to be held at the Wedgewood Room, The Fairmont Hotel Macdonald, 10065 100th Street, Edmonton, Alberta, on Wednesday, April 26, 2006 at 11:00 a.m. local time, and at any adjournments thereof, and directs the nominee to vote or abstain from voting the shares of the undersigned in the manner indicated below:

1. **Election of Directors**

The nominees proposed by management of the Company are:

HENRY H. KETCHAM
CLARK S. BINKLEY
J. DUNCAN GIBSON
WILLIAM H. KETCHAM
WILLIAM P. KETCHAM
HARALD H. LUDWIG
BRIAN F. MACNEILL
ROBERT L. PHILLIPS
JANICE G. RENNIE

Vote FOR ☐ the election of all nominees listed above (except those whose names the undersigned has deleted, which deletion will indicate a withholding of vote)

WITHHOLD ☐ vote in respect of all nominees listed above

[ ]

[ ]

(Please advise the Company of any change of address)

2. **Auditor**

Vote FOR ☐ WITHHOLD ☐ vote on the resolution to appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditor of the Company at a remuneration to be fixed by the board of directors.

3. Upon any permitted amendment to or variation of any matter identified in the Notice of Annual General Meeting.

4. Upon any other matter that properly comes before the meeting.

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

DATED: ____________________, 2006.

____
Signature of Shareholder

____
(Please print name here)

55

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of CIBC Mellon Trust Company by mail at P.O. Box 1900, Vancouver, British Columbia, V6C 3K9 or by hand at The Oceanic Plaza, Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1 not less than 48 hours (excluding Saturdays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Any one of the joint holders of a share may sign a form of proxy in respect of the share but, if more than one of them is present at the meeting or represented by proxyholder, that one of them whose name appears first in the register of members in respect of the share, or that one's proxyholder or representative, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a corporation either its corporate seal must be affixed or the form should be signed by the corporation under the hand of an officer or attorney duly authorized in writing, which authorization must accompany the form of proxy.

A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder's behalf at the Meeting other than either of the nominees designated in this form of proxy, and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.

The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot, and where a choice with respect to a matter to be acted on is specified the shares will be voted on a ballot in accordance with that specification. This proxy confers discretionary authority with respect to matters, other than the election of directors and appointment of auditor, identified or referred to in the accompanying Notice of Annual General Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting. **In respect of a matter so identified or referred to for which no instruction is given, the nominees named in this proxy will vote shares represented thereby for the approval of such matter.**



West Fraser Timber Co. Ltd.

Notice of Annual General

Meeting of Shareholders

To Be Held April 26, 2006

Information Circular

Your Participation is Important

Please Take the Time to Vote

WHAT'S INSIDE:

INVITATION TO SHAREHOLDERS

Dear Shareholders:

You are invited to attend the Annual General Meeting of Shareholders of West Fraser Timber Co. Ltd., which will take place on April 26, 2006 at 11:00 a.m., local time, at the Wedgewood Room, The Fairmont Hotel Macdonald, 10065 100th Street, Edmonton, Alberta.

The items of business to be considered at this Meeting are described in the accompanying Notice of Annual General Meeting and Information Circular.

Your participation in the affairs of the Company is very important to us. We encourage you to vote, which can be easily done by following the instructions enclosed with these materials.

At the Meeting, in addition to dealing with the matters described in the Notice, I will review the affairs of the Company. You will also have an opportunity to ask questions and to meet the Company's Directors and senior executives.

In the interests of enhanced disclosure we are continually trying to improve our communications with you. The Information Circular, for example, includes more information about the Company and we hope you will find it easier to read.

All of our public documents, including the 2005 Annual Report and Quarterly Reports, are available on our website located at www.westfraser.com. We encourage you to access our website during the year for continuous disclosure items, including news releases and investor presentations.

I look forward to seeing you at the Meeting.

Yours sincerely,

Henry H. Ketcham
Chairman of the Board, President and
Chief Executive Officer

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The annual general meeting (the "Meeting") of shareholders of WEST FRASER TIMBER CO. LTD. (the "Company") will be held at the Wedgewood Room, The Fairmont Hotel Macdonald, 10065 100th Street, Edmonton, Alberta on April 26, 2006 at 11:00 a.m., local time, for the following purposes:

1. to receive the report of the directors of the Company;
2. to receive the consolidated financial statements of the Company for its fiscal year ended December 31, 2005, together with the auditor's report thereon;
3. to elect directors of the Company to hold office until the close of the next annual meeting;
4. to appoint an auditor of the Company to hold office until the close of the next annual general meeting and to authorize the directors to fix the auditor's remuneration;
5. to consider any amendment to or variation of any matter identified in this Notice; and
6. to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular and a copy of the Annual Report of the Company for the year ended December 31, 2005 accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting. The Annual Report includes the consolidated financial statements and the auditor's report.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that the shareholder's shares will be voted at the Meeting must complete, date and sign the enclosed form of proxy and deliver it by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

Shareholders registered at the close of business on March 17, 2006 will be entitled to receive this Notice and to vote at the Meeting.

DATED at Vancouver, British Columbia, March 30, 2006.

BY ORDER OF THE BOARD

Henry H. Ketcham
Chairman of the Board, President and
Chief Executive Officer

INFORMATION CIRCULAR

(As of March 1, 2006, except as otherwise provided)

This Circular is furnished in connection with the solicitation of proxies by the Board of Directors and management of West Fraser Timber Co. Ltd. for use at the Annual General Meeting of Shareholders to be held at the Wedgewood Room, The Fairmont Hotel Macdonald, 10065 100th Street, Edmonton, Alberta on April 26, 2006 (and at any adjournment thereof) for the purposes set out in the attached Notice of Annual General Meeting.

DEFINITIONS

Unless stated otherwise, in this Circular

"**Auditor**" means the Company's external auditor, currently PricewaterhouseCoopers LLP,

"**Board**" or "**Board of Directors**" means the board of directors of the Company,

"**CIBC Mellon**" means CIBC Mellon Trust Company,

"**Circular**" means this information circular prepared in connection with the Meeting,

"**Director**" means a director of the Company,

"**Meeting**" means the Annual General Meeting of Shareholders to be held on April 26, 2006 and any adjournment thereof,

"**Notice**" means the attached Notice of Annual General Meeting,

"**Share**" means a Common share or a Class B Common share in the capital of West Fraser,

"**Shareholder**" means a holder of any Shares,

"**Subsidiary**" means a company controlled, directly or indirectly, by West Fraser,

"**$**" means Canadian dollars, and

"**West Fraser**", "**Company**" or "**we**" means West Fraser Timber Co. Ltd.

VOTING AND PROXIES: QUESTIONS AND ANSWERS

Your vote is important to us. Good corporate governance begins with shareholder participation. If you cannot attend the Meeting or if you plan to attend but prefer the convenience of voting in advance, we encourage you to exercise your vote using either of the voting methods described below. Please read the following for answers to commonly asked questions regarding voting and proxies.

If you hold Shares in a street form or in a brokerage account, you may not be a registered Shareholder. Please refer to page 6 for a description of the procedure to be followed to vote your Shares.

Q. Am I entitled to vote?

A. You are entitled to vote if you were a holder of Common shares of West Fraser as of the close of business on March 17, 2006. Each Common share entitles the holder to one vote.

Q. What am I voting on?

A. The following matters:

- the election of Directors to the Board of Directors until the close of the next annual general meeting; and
- the appointment of PricewaterhouseCoopers LLP as auditor of the Company until the close of the next annual general meeting.

Q. What if amendments are made to these matters or if other matters are brought before the Meeting?

A. If you attend the Meeting in person and are eligible to vote, you may vote on such matters as you choose.

If you have completed and returned a proxy, the persons named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice and to other matters which may properly come before the Meeting. As of the date of this Circular, the management of the Company does not know of any such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the proxy form will vote on them in accordance with their best judgement.

Q. Who is soliciting my proxy?

A. The management of West Fraser is soliciting your proxy. Solicitation of proxies is done primarily by mail, supplemented by telephone or other contact, by our employees, and the Company bears all associated costs.

Q. How do I vote?

A. 1. If your Shares are not registered in your name but are held by a nominee, please see "Voting by Non-Registered Shareholders" on page 6.

2. If you are a registered Shareholder there are two ways that you may vote your Shares:

(a) you may vote in person at the Meeting, or

(b) you may complete and sign the enclosed form of proxy appointing the named persons or another person you choose to represent you and to vote your Shares at the Meeting.

If the Shareholder is a body corporate or association, the form of proxy must be signed by a person duly authorized by that body corporate or association.

Completing, signing and returning your form of proxy does not prevent you from attending the Meeting in person.

Q. Must I use the enclosed form of proxy?

A. No. If you do not wish to use the enclosed proxy form, you may use any other form of proxy to appoint your proxyholder although the Company's Articles require that a form of proxy be substantially in the form enclosed.

Q. Can I appoint someone other than the named proxyholders to vote my Shares?

A. Yes. Write the name of your chosen person, who need not be a Shareholder, in the blank space provided in the form of proxy. It is important to ensure that any other person you appoint as proxyholder will attend the Meeting, and is aware that his or her appointment has been made to vote your Shares and that he or she should present him/herself to a representative of CIBC Mellon.

Q. What if my Shares are registered in more than one name or in the name of my company?

A. If your Shares are registered in more than one name, all those registered must sign the form of proxy. If your Shares are registered in the name of your company or any name other than yours, you may require documentation that proves you are authorized to sign the form of proxy.

Q. What if I plan to attend the Meeting and vote in person?

A. If you plan to attend the Meeting and wish to vote your Shares in person, you do not need to complete or return the form of proxy. Your vote will be taken and counted at the Meeting. Please register with the scrutineer when you arrive at the Meeting.

If your Shares are not registered in your name, but you wish to attend the Meeting, please see "Voting by Non-Registered Shareholders" on page 6.

Q. What happens when I sign and return the form of proxy?

A. Signing the enclosed proxy gives authority to the persons named on the form, or to another person you have appointed, to vote your Shares at the Meeting in accordance with the voting instructions you provide.

Q. What do I do with my completed form of proxy?

A. Return it to the transfer agent, CIBC Mellon, in the envelope provided, so that it arrives no later than 10:00 a.m. (Vancouver time), on April 24, 2006.

Q. How will my Shares be voted if I return my proxy?

A. If your proxy is properly executed and returned by the above deadline, the persons named in the enclosed form of proxy will vote or withhold from voting your Shares in accordance with your instructions. **In the absence of such instructions, however, your Shares will be voted FOR the election of the Directors nominated by management and FOR the appointment of the Auditor.**

Q. If I change my mind, can I take back my proxy once I have given it?

A. Yes. If you are a registered Shareholder you can revoke your proxy with an instrument in writing (which can be another proxy with a later date) executed by you or your attorney authorized in writing and delivered to CIBC Mellon, Suite 1600, 1066 West Hastings Street, Vancouver, B.C., V6E 3X1, no later than 10:00 a.m. (Vancouver time) on April 24, 2006 or to the individual chairing the Meeting on the date of the Meeting or any adjournment thereof.

Please note that your participation in person in a vote by ballot at the Meeting would automatically revoke any proxy you have given in respect of the item of business covered by that vote.

If you are not a registered Shareholder, see "Voting by Non-Registered Shareholders" on page 6.

Q. What documents are sent to Shareholders?

A. Shareholders will receive a package of the usual annual corporate documents (our 2005 Annual Report, including the Annual Information Form, the Notice, this Circular and the form of proxy).

Copies of our Annual Report, including our audited consolidated financial statements, are filed with Canadian securities regulators and may be obtained, without charge, on request from the Corporate Secretary of West Fraser.

Q. Who are the Principal Shareholders of the Company?

A. The Principal Shareholders (persons or companies that beneficially own or exercise control or direction over more than 10% of the outstanding Shares of the Company) are set out in the Circular under the heading "Principal Shareholders".

Q. What if I have other questions?

A. If you have a question regarding the Meeting, please contact our Transfer Agent or the Corporate Secretary of West Fraser at (604) 691-7429.

Q. How can I contact the Transfer Agent?

A. You can contact the Transfer Agent at:

CIBC Mellon Trust Company
1600 - 1066 West Hastings Street
Vancouver, British Columbia V6E 3X1

Telephone: (604) 688-4330
(toll free throughout Canada: 1-800-387-0825)
Telecopier: (416) 368-2502
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com

VOTING BY NON-REGISTERED SHAREHOLDERS

Q. If my Shares are not registered in my name, how do I vote my Shares?

A. Our share register does not list non-registered or beneficial Shareholders. Their Shares are held in the name of an intermediary or a "nominee", which is usually a trust company, securities broker or other financial institution. If you are a non-registered Shareholder, there are two ways that you can vote your Shares:

1) By providing voting instructions to your nominee

Applicable securities laws require your nominee to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive, or have already received with these materials, from your nominee either a request for voting instructions or a form of proxy for the number of Shares you hold. Every nominee has its own mailing procedures and provides its own signing and return instructions, which you should follow carefully to ensure that your Shares are voted at the Meeting.

2) By attending the Meeting in person

The Company generally does not have access to the names of its non-registered Shareholders. Therefore, if you attend the Meeting, the Company will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder.

If you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions or form of proxy provided by your nominee to appoint yourself as proxyholder. If you are a non-registered Shareholder and instruct your nominee to appoint yourself as proxyholder, you should present yourself to the scrutineer of the Meeting with appropriate identification.

BUSINESS TO BE TRANSACTED AT THE MEETING

(See Notice of Annual General Meeting of Shareholders)

1) Presentation of Financial Statements

The consolidated financial statements for the year ended December 31, 2005 and the Auditor's Report for 2005 will be submitted to Shareholders at the Meeting, but no vote with respect thereto is required or proposed to be taken. The consolidated financial statements are included in our Annual Report which is being mailed to Shareholders with the Notice and this Circular.

2) Election of Directors

The table of nominees on the following pages sets out the name of each person proposed to be nominated for election as a Director, as well as other relevant information. The Board and management recommend the election of the nine nominees set out in the table of nominees to fill the nine positions as Director. Each Director elected at the Meeting will hold office until the next annual general meeting or until the Director's successor is appointed or elected.

The Company's Directors may fill vacancies resulting from the death, resignation or retirement of Directors. As well, the Board is authorized to appoint up to two additional Directors to hold office until not later than the next annual general meeting.

3) Appointment of Auditor

The Auditor is to be appointed to serve until the close of the next annual general meeting of the Company, and the Directors are to be authorized to fix the Auditor's remuneration.

The Board of Directors and management, on the advice of the Audit Committee, recommend that PricewaterhouseCoopers LLP, Vancouver, Canada, be re-appointed as Auditor, at a remuneration to be fixed by the Directors.

A representative of PricewaterhouseCoopers LLP will be present at the Meeting and will have the opportunity to make a statement if the representative so desires. The representative will also be available to answer questions.

INFORMATION REGARDING NOMINEES FOR ELECTION AS DIRECTORS

The following table sets out the name of each person we propose be nominated for election as a Director, as well as that person's position in the Company, residence and principal occupation, and the date that person first became a Director. Additional information concerning compensation and security holdings of Directors is included in this Circular under "Executive Compensation".

The term of office of each of the current Directors will expire at the conclusion of the Meeting. Each Director elected will hold office until the conclusion of the next annual general meeting of the Company at which a Director is elected, unless the Director's office is earlier vacated in accordance with the Articles of the Company or the provisions of the *Business Corporations Act* (British Columbia).

Unless otherwise indicated, the nominee has held the same or similar principal occupation with the organization set out below, or a predecessor of that organization, for the last five years. The information as to principal occupation and shares beneficially owned or controlled by each nominee has been furnished by the respective nominee and is not within the knowledge of the management of the Company.

The following table also sets out committee memberships of the proposed nominees as at March 1, 2006. West Fraser has four committees: audit, compensation, safety & environment, and governance & nominating.

HENRY H. KETCHAM	Director since September 16, 1985 Henry H. Ketcham was born on December 1, 1949 and currently resides in Vancouver, British Columbia. Mr. Ketcham is Chairman of the Board and holds the offices of President and Chief Executive Officer of the Company. Mr. Ketcham is also a director and shareholder of Ketcham Investments, Inc., which owns 3,109,745 Common shares and 2,743,228 Class B Common shares of the Company. Mr. Ketcham has been actively involved with the Company since 1973. He is currently a director of the Toronto-Dominion Bank and a governor of the Business Council of British Columbia.
CLARK S. BINKLEY 	Director since February 1, 1992 Clark S. Binkley was born on December 1, 1949 and currently resides in Cambridge, Massachusetts, U.S.A. Since April 2005 Dr. Binkley has been the Managing Director of International Forestry Investment Advisors, a firm he founded to provide timberland investment advisory services to sophisticated investors. Between 1998 and 2005, Dr. Binkley was Senior Vice-President of Hancock Natural Resource Group, Inc., a timberland investment company. Between 1990 and 1998, Dr. Binkley was the Dean of the Faculty of Forestry at the University of British Columbia in Vancouver. Dr. Binkley is currently the Chairman of the Safety & Environment Committee and a member of the Audit and the Governance & Nominating Committees. Dr. Binkley is currently a director of TimberWest Forest Ltd.

J. DUNCAN GIBSON 	 Director since April 29, 1997 J. Duncan Gibson was born on November 3, 1949 and currently resides in Toronto, Ontario. Since November 2001, Mr. Gibson has been a business investor. Before November 2001, Mr. Gibson was Vice-Chairman of the Commercial Banking Division of the Toronto-Dominion Bank. Mr. Gibson is currently the Chairman of the Audit Committee and is a member of the Compensation and the Governance & Nominating Committees. Mr. Gibson is currently a director of FNX Mining Company Inc. and Futuremed Health Care Income Fund.
WILLIAM H. KETCHAM 	Director since April 23, 2002 William H. Ketcham was born on September 20, 1960 and currently resides in New York, New York, U.S.A. Mr. Ketcham is a Managing Director at Serafin Partners LLP, a private equity investment firm. From July 2003 until March 2005 he was a Managing Director at Fortress Investment Group, a private equity investment firm. From December 2002 until July 2003 Mr. Ketcham was Managing Partner of Serafin Partners, LLP and from January 1999 to December 2002 he was Vice-President of Apex Learning Inc. Mr. Ketcham holds an LLB degree from Osgoode Hall Law School and an M.B.A. from the Schulich School of Business. A trust of the estate of Samuel Kendall Ketcham, of which Mr. Ketcham is a trustee and a beneficiary, owns 2,538,556 Common shares of the Company. Mr. Ketcham is a member of the Safety & Environment and the Governance & Nominating Committees. Mr. Ketcham does not currently serve as a director of any other public company.
WILLIAM P. KETCHAM 	Director since December 1, 1966 William P. Ketcham was born on July 9, 1925 and currently resides in Seattle, Washington, U.S.A. He was a co-founder of the Company and has been involved in the Company's affairs since its inception. Mr. Ketcham is Chairman of the Board of Henry H. Ketcham Lumber Co., Inc., a private investment company, located in Seattle and is a director and controlling shareholder of Tysa Investments, Inc. which owns 2,177,363 Common shares and 1,833,066 Class B Common shares of the Company. Mr. Ketcham is a member of the Audit and the Governance & Nominating Committees. Mr. Ketcham does not currently serve as a director of any other public company.
HARALD H. LUDWIG 	Director since May 2, 1995 Harald H. Ludwig was born on November 2, 1954 and currently resides in West Vancouver, British Columbia. Mr. Ludwig is President of Macluan Capital Corporation, a diversified private equity investment company. He is currently the Chairman of the Compensation Committee and a member of the Governance & Nominating Committee. Mr. Ludwig is currently a director, Co-Chairman of the board, and Chairman of the Strategic Committee of Lions Gate Entertainment Corp.

BRIAN F. MacNEILL 	Director since September 18, 2000 Brian F. MacNeill was born on July 11, 1939 and currently resides in Calgary, Alberta. Mr. MacNeill is a Fellow Chartered Accountant and is Chairman of the Board of Petro-Canada Inc., a Canadian-based energy exploration, development, refining and marketing company. In that capacity, he also serves as an *ex officio* member of each committee of the board of Petro-Canada. Before January 2001, Mr. MacNeill was President and Chief Executive Officer of Enbridge Inc. Mr. MacNeill is the Board's Lead Director and in that capacity is Chairman of the Governance & Nominating Committee. He is also a member of the Compensation Committee. In addition to Petro-Canada Inc., Mr. MacNeill is currently a director of Dofasco Inc., Telus Inc. and the Toronto-Dominion Bank.
ROBERT L. PHILLIPS 	Director since April 28, 2005 Robert L. Phillips was born on January 19, 1951 and currently resides in Vancouver, British Columbia. Prior to July 2004 Mr. Phillips was President and Chief Executive Officer of the BCR Group of Companies which was involved in rail transportation and marine terminal operations. Before joining BCR, Mr. Phillips was Executive Vice President, Business Development and Strategy for MacMillan Bloedel Ltd. and has held the position of President and Chief Executive Officer at the PTI Group and Dreco Energy Services Ltd. Mr. Phillips has also enjoyed a prestigious law career and was appointed Queen's Counsel in Alberta in 1991. Mr. Phillips is a member of the Safety & Environment and the Governance & Nominating Committees. Mr. Phillips is currently a director of several corporations, including Canadian Western Bank, EPCOR Utilities Inc., MacDonald, Dettwiler and Associates Ltd. and Precision Drilling Corporation. Mr. Phillips is also a member of the Endowment Policy Committee of the Ministry of Revenue (Alberta) and a member of the Business Advisory Council of the University of Alberta School of Business. Mr. Phillips has attained degrees in chemical engineering, business and law from the University of Alberta.
JANICE G. RENNIE 	Director since April 28, 2004 Janice G. Rennie was born on June 29, 1957 and currently resides in Edmonton, Alberta. Mrs. Rennie is a Fellow Chartered Accountant and is currently an independent investor, director and business advisor. From September 7, 2004 to September 9, 2005 she was the Senior Vice-President, Human Resources and Organizational Effectiveness of EPCOR Utilities Inc., a provider of energy and water and energy-related services and products on whose board Mrs. Rennie served for over 10 years. Before September 7, 2004 Mrs. Rennie was Principal of Rennie & Associates which provided investment and related advice to small and mid-sized companies. Mrs. Rennie is a member of the Audit, the Safety & Environment and the Governance & Nominating Committees. Mrs. Rennie is currently a Trustee of Canadian Hotel Income Properties REIT and a director of Nova Chemicals Corporation, Greystone Management Inc. and Matrikon Inc.

All of the above nominees have consented to act as Director of West Fraser if elected. We do not contemplate that any of the proposed nominees will be unable to serve as a Director, but if that occurs for any reason before the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion.

PRINCIPAL SHAREHOLDERS

As of March 1, 2006, a total of 37,874,139 Common shares and 4,885,206 Class B Common shares were issued, each carrying the right to one vote.

To the knowledge of the Directors and senior officers of the Company, the only persons who, as at March 1, 2006 beneficially owned, directly or indirectly, or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to any class of voting shares of the Company are as follows:

Name of Beneficial Holder	Title of Class	Amount Beneficially Owned or Controlled	% of Class	% of Total Votes
Ketcham Investments, Inc. [1] Seattle, Washington	Common Class B Common	3,109,745 2,743,228	8.2 56.2	7.3 6.4 13.7
Tysa Investments, Inc. [2] Seattle, Washington	Common Class B Common	2,177,363 1,833,066	5.8 37.5	5.1 4.3 9.4
Jarislowsky, Fraser Limited[3]	Common	6,195,879	16.4	14.5

(1) Ketcham Investments, Inc. is controlled by the family of Henry H. Ketcham, the Chairman of the Board, President and Chief Executive Officer of the Company.

(2) Tysa Investments, Inc. is controlled by William P. Ketcham, a director of the Company.

(3) Disclosure as at March 1, 2004. Includes holdings of mutual funds, pension funds, and other managed client accounts. The Company is not aware of any change in holdings since March 1, 2004.

THE AUDITOR

The current Auditor of the Company is PricewaterhouseCoopers LLP, Chartered Accountants, of 200 - 250 Howe Street, Vancouver, British Columbia. PricewaterhouseCoopers LLP has been our Auditor for more than five years.

The Auditor is elected by the Shareholders and performs its role as Auditor on behalf of the Shareholders. In connection with the audit of the Company's annual financial statements, the Auditor reports the results of the audit to the Shareholders. The Auditor is required to confirm to the Audit Committee its independence from management in connection with the audit in order to assure the Shareholders that the audit is effective. PricewaterhouseCoopers LLP has confirmed its independence from management in connection with the audit of the consolidated financial statements for the period ending December 31, 2005.

All services provided by the Auditor are subject to the pre-approval of the Audit Committee through established procedures and a written policy. Management provides regular updates to the Audit Committee of the services that the Auditor undertakes on the Company's behalf.

During 2005, the Audit Committee met with the Auditor and members of our senior management to review the overall scope and specific plans for the audit of our consolidated financial statements. In addition, the Auditor received and discussed our unaudited quarterly financial statements and earnings releases with management and the Audit Committee as required from time to time.

The Auditor, the Audit Committee and management maintain regular and open communications regarding the audit of our financial statements. No disagreements arose among the Auditor, the Audit Committee and management on matters affecting the audit of our financial statements.

For additional information concerning the Audit Committee and its members see "Audit Committee" in the Company's Annual Information Form for the year ended December 31, 2005, which is available at www.sedar.com.

OUR CORPORATE GOVERNANCE POLICIES AND PROCEDURES

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices. In addition, the Company is subject to Multilateral Instrument 52-110 Audit Committees ("MI 52-110") which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees.

Governance Policy

Our Board of Directors believes that sound governance practices are essential to the effective and efficient operation of the Company and to the enhancement of Shareholder value. We established a corporate governance policy (the "Governance Policy") in 2002. You can review the full text of the Governance Policy on our website at www.westfraser.com.

The following disclosure has been prepared under the direction of our Governance & Nominating Committee and has been approved by the Board.

Board Chair

Henry H. Ketcham has served as the Chief Executive Officer and President of the Company since 1985. In 1996 he assumed the role of Board Chair. The Board has considered the issue of the Board Chair's relationship with management in the context of the need to ensure the Board's independence from management and has determined that the Board Chair is sufficiently aligned with Shareholder interests to ensure Board independence from management. The Board Chair is a director and shareholder, and is related to the other directors and shareholders, of Ketcham Investments, Inc., whose shareholdings are described under "Principal Shareholders" on page 11. Ketcham Investments, Inc. acts in concert with Tysa Investments, Inc. and together these companies qualify as "control persons" of the Company. The Board considers that these relationships assure that the Board Chair is closely aligned with Shareholder interests and that separating the position of Board Chair from executive functions is an unnecessary step. However, the Board has established the position of Lead Director to ensure that the Board's independence from management is clear both in fact and in appearance.

Lead Director

Brian MacNeill served as Lead Director during 2005. The Board has stipulated that if, and as long as, the Board Chair is also a member of management, the Board will ensure that one of its non-management Directors is appointed as Lead Director. The Lead Director's role is to focus on enhancing the effectiveness of the Board and to help ensure that it functions in an independent and cohesive fashion. In addition, the Lead Director participates in setting agendas for Board meetings, chairs regular meetings of the Governance & Nominating Committee of the Board (from which Directors who are members of

management are excluded), acts as a liaison between members of the Board and management when necessary, and ensures that the Board has the resources necessary to effectively carry out its functions.

Governance & Nominating Committee

The Board has established a Governance & Nominating Committee comprised entirely of non-management Directors. The mandate of the Governance & Nominating Committee is summarized later in this Circular under "Committees of the Board". The Board, through the Governance & Nominating Committee, monitors changes to the regulatory, business and investment environments with respect to governance practices and regularly reviews governance issues with a view to ensuring that both our Governance Policy and the actual practice of the Company continue to serve the best interests of our Shareholders, employees and other stakeholders.

Code of Conduct

In 2004 our Board approved a Code of Conduct for the Company, its Directors, officers and employees. The Code sets out expectations for safety and health, environmental stewardship, conflicts of interest, ethical conduct and other areas of corporate activity. The Code includes an acknowledgement with respect to compliance to be signed annually by all Directors and members of management. The Code also makes provision for a "whistle-blower" procedure which provides for reporting of potential breaches of the Code to a non-management source in circumstances where a report to management might be considered necessary or advisable. The full text of the Code of Conduct may be viewed on our website at www.westfraser.com.

Charters

The Board has developed and approved formal charters for each of the Audit, Governance & Nominating and Safety & Environment Committees as well as formal position descriptions for each of the positions of Board Chair, Lead Director and Chief Executive Officer. The Board Chair's general mandate is to ensure the effective and independent conduct of the Board, the Lead Director's general mandate is to plan and chair meetings of the Governance & Nominating Committee without management representatives present, and the Chief Executive Officer's general mandate is to implement the Company's strategic and operating plans and enhance Shareholder value. These materials have also been reproduced on our website at www.westfraser.com.

Minimum Share Ownership

Finally, on the recommendation of our Compensation Committee, we have developed a minimum requirement with respect to ownership of Shares that applies to every Director. Each Director must acquire and hold a minimum of 5,000 Shares of the Company or the equivalent in deferred share units. As a transition, each Director will have a period of five years from the later of the date of the Director's election as a Director and February of 2005 to acquire the minimum holding. For a description of the Deferred Share Unit Plan see page 27 – "Executive Compensation – Directors' Remuneration".

Mandate of the Board

Our Board has explicitly assumed overall responsibility for the stewardship of the Company, including responsibility for (i) adoption of a strategic planning process and approval of a strategic plan, (ii) identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks, (iii) succession planning, including appointing, training and monitoring of senior management, (iv) implementation of a communication policy for the Company

regarding disclosure of corporate information, and (v) the integrity of the Company's internal control and management information systems including accounting systems.

The Board met at five regularly scheduled meetings in 2005. During these meetings, the Board received, reviewed and contributed to management's long-term strategic planning and proposed annual operating and capital plans, taking into account identified business opportunities and business risks. In conjunction with the ongoing planning process, the Board regularly reviews, with management, the strategic environment, the emergence of new opportunities and risks, and the implications for the strategic direction of the Company.

The Board has identified the principal risks of the Company's business and has, with management, established systems and procedures to ensure that these risks are monitored. These systems and procedures include the effective management of the Company's manufacturing assets, forest resources and financial resources, and ensure compliance with all regulatory obligations.

The Board receives and reviews regular reports on the Company's operations, including reports dealing with safety and environmental issues.

The Board is responsible for the supervision of senior management to ensure that the operations of the Company are conducted in accordance with objectives set by the Board. All appointments of senior management are approved by the Board. As part of the Company's planning process, succession planning for senior management positions is regularly reviewed and discussed.

Corporate Disclosure Policy

The Board has, as part of our Governance Policy, approved a Corporate Disclosure Policy that is intended to ensure that all material information relating to the Company is communicated appropriately to the public, to our Shareholders and to our other stakeholders. The Policy also applies to the dissemination of annual and quarterly reports, press releases and environmental reports. The Corporate Disclosure Policy may be viewed on our website at www.westfraser.com. In addition to annual general meetings, meetings are held from time to time each year between management and various investors, investment analysts, credit rating agencies and financial institutions, all of which will be governed by the Corporate Disclosure Policy.

Audit Committee

The Board, through the Audit Committee, is responsible for the integrity of the internal controls of the Company. The Audit Committee generally meets twice annually with the Auditor to discuss the annual audit. These meetings are in addition to regular meetings during which the Audit Committee reviews and approves the Company's quarterly reports. The Auditor also participates in these regular meetings. The Audit Committee has complete and unrestricted access to the Auditor.

Decisions Requiring Prior Approval by the Board

The Board has overall responsibility for the stewardship of the Company. Any responsibility that is not delegated to senior management or to a committee of the Board remains with the full Board. The Company maintains policies with respect to matters requiring prior approval of the Board. These policies, and understandings between management and the Board through previous Board practice and accepted legal practice, require that the Company's annual operating and capital plans, significant capital expenditures and all transactions or other matters of a material nature must be presented by management for approval by the Board.

Shareholder Feedback and Concerns

In addition to the information provided to Shareholders in connection with the annual general meeting of Shareholders and the continuous disclosure requirements of securities regulatory authorities, we maintain a policy of ongoing communication with investors and representatives of the investment community. This process consists of periodic meetings with investment fund managers and investment analysts as well as individual investors and Shareholders, although always in circumstances that assure full compliance with applicable disclosure requirements. All news releases issued by us are available for viewing on our website. Inquiries by Shareholders are directed to and dealt with by senior management. All communications are subject to the Company's Corporate Disclosure Policy.

Expectations of Management

The Board has determined its expectations of management which include provision of information and implementing processes that enable the Board to identify risks and opportunities for the Company, the identification of appropriate comparisons and benchmarks against which the Company's performance may be measured and the provision of data that permits the Board to monitor ongoing operations, and management understands these expectations. As part of the ongoing process of monitoring the performance of management, the Board receives operational updates on each business unit of the Company at each Board meeting. These updates compare actual performance to the Company's annual forecast and historical results and include discussion of all significant variances.

As part of the monitoring process, the President and Chief Executive Officer submits to the Board at the beginning of each year a written report setting out goals, expectations and priorities for the year. These are reviewed by the Board and may be varied based on the Board's comments. At the end of the year, a report is submitted by the President and Chief Executive Officer that sets out achievements relative to the original goals and expectations. Both the Board and the President and Chief Executive Officer expect that the level of such achievement will be taken into account when establishing the executive's compensation for the following year.

Composition of the Board

We are required to disclose which of our Directors are, or are not, "independent" as that term is used in MI 52-110. Seven of nine of our Directors are independent. Below is a summary of the basis of our determinations:

Name	Determination and Basis
Henry H. Ketcham	Non-Independent Basis for Determination: Serves as Chairman, President and Chief Executive Officer of the Company
William H. Ketcham	Non-Independent Basis for Determination: Sibling served as an executive officer of the Company within past three years.
Clark S. Binkley	Independent
J. Duncan Gibson	Independent
William P. Ketcham	Independent
Harald H. Ludwig	Independent
Brian F. MacNeill	Independent
Robert L. Phillips	Independent
Janice G. Rennie	Independent

William H. Ketcham, a Director, is the brother of Sam Ketcham who served as our Vice-President, Administration until December 13, 2005. As such he is not considered independent under MI 52-110 and does not qualify to serve as a member of the Audit Committee. William H. Ketcham is also the cousin of Henry H. Ketcham, the Company's Chairman, Chief Executive Officer and President, is a nephew of William P. Ketcham, a Director of the Company, and is a trustee of one of West Fraser's principal Shareholders. The Board of Directors has considered these relationships and interests, including the shareholding interests of Henry H. Ketcham and Sam Ketcham, and has determined that William H. Ketcham is sufficiently independent of management and has interests aligned with Shareholders to an extent that qualifies him to be a member of the Governance & Nominating Committee and make a valuable contribution in that role.

William P. Ketcham is one of three founders of the Company and is the uncle of Henry H. Ketcham, William H. Ketcham and Sam Ketcham. He also controls one of the Company's principal Shareholders, Tysa Investments, Inc. – see page 11 – "Principal Shareholders". The Board of Directors has considered these relationships and interests, including the shareholding interests of his three nephews, and has determined that William P. Ketcham is sufficiently independent of management and has interests aligned with Shareholders to an extent that qualifies him to be a member of the Audit and Governance & Nominating Committees and make a valuable contribution in those roles.

The Governance & Nominating Committee, which is comprised of all Directors other than Henry H. Ketcham, the Company's Chairman, Chief Executive Officer and President, meets without any members of management being present as part of each regularly scheduled meeting of the Board of Directors. There were five such meetings during 2005. However, because William H. Ketcham is a member of the Governance & Nominating Committee, such meetings do not technically qualify as meetings of the independent Directors where all non-independent Directors are not in attendance. However, the Governance & Nominating Committee has determined that the presence of William H. Ketcham at its meetings does not inhibit open and candid discussion among its independent Directors and that William H. Ketcham plays an important and valuable role as a member of the Committee.

Committees of the Board

The Board has concluded that, because of the relatively small size of the Board, committees of the Board should be kept to a minimum so that all members of the Board are able to participate in discussions on

significant issues. Therefore, the Board has not appointed an executive committee. Matters that are outside of management's authority are reported to and approved by the Board.

Committees of the Board may engage outside advisors at the expense of the Company. Under the Governance Policy an individual Director may, with the approval of the Board, retain an outside advisor at the Company's expense.

The Board has appointed the following four committees of the Board, each of which is comprised entirely of Directors who are not members of management of the Company: Audit, Compensation, Safety & Environment, and Governance & Nominating.

Audit Committee

Chair: J. Duncan Gibson

Other Members: Clark S. Binkley
William P. Ketcham
Janice G. Rennie

The full text of the Audit Committee Charter is available for viewing on our website (www.westfraser.com). The Audit Committee is responsible for reviewing our annual financial statements and making recommendations as to approval of the annual financial statements by the Board. Material issues related to the audit of our internal control and management information systems are discussed with the Audit Committee as they arise. The Audit Committee has also been delegated the authority to approve certain of our quarterly financial statements and quarterly earnings announcements before publication. The Audit Committee has direct access to our Auditor and is responsible for approving the nomination, and establishing the independence, of the Auditor. The role of the Audit Committee has been discussed at various times with our Auditor.

Under MI 52-110, the Audit Committee must be comprised of independent directors. An "independent director" is a director that has no direct or indirect material relationship with the Company, including not being affiliated with management or the Company in terms of specific family or commercial relationships. Henry H. Ketcham and Sam Ketcham are nephews of William P. Ketcham but these relationships do not disqualify him from serving as a member of the Audit Committee. The Board of Directors has considered these relationships and William P. Ketcham's interests as a founder and principal Shareholder of the Company, as well as his long-term participation in the oversight of the financial and operational affairs of West Fraser, and has determined that his participation as a member of the Audit Committee is in the best interests of all Shareholders of the Company.

Additional disclosure concerning the Audit Committee is contained in the Company's Annual Information Form, which is included in the Company's Annual Report, under the heading "Audit Committee".

Compensation Committee

Chair: Harald H. Ludwig

Other Members J. Duncan Gibson
Brian F. MacNeill

The Compensation Committee is responsible for reviewing and making recommendations to the Board with respect to the remuneration of senior management of the Company and the remuneration of each Director, and has the authority to grant share purchase options to officers and employees under our Stock Option Plan. This Committee reviews the remuneration of Directors each year.

In 2005 the Compensation Committee engaged Hewitt Associates to review the Company's executive compensation program and recommend any changes that would ensure that executive compensation is competitive and aligned with the interests of Shareholders. The Compensation Committee and the Company have previously engaged Hewitt Associates for similar purposes.

In 2003 the Compensation Committee recommended to the Board that Directors no longer be eligible to receive stock options as part of their compensation. The Board has adopted and approved this recommendation as well as the introduction of a deferred share unit plan as part of a series of changes to the Company's Director compensation policies. For more details, see "Executive Compensation – Directors' Remuneration" on page 27.

Safety & Environment Committee

Chair: Clark S. Binkley

Other Members: William H. Ketcham
Robert L. Phillips
Janice G. Rennie

The Safety & Environment Committee is responsible for monitoring the Company's safety and environmental performance. The Committee conducts an ongoing review of the Company's safety and environment-related policies and performance, including compliance with applicable laws and regulations. The Committee also reviews the suitability and effectiveness of safety and environment management systems and environment sustainability certification programs to which the Company subscribes. The Charter of the Safety & Environment Committee may be viewed on our website at www.westfraser.com. Although William H. Ketcham is not considered independent under MI 52-110, the Safety & Environment Committee believes that he is in fact sufficiently independent of management and has interests sufficiently aligned with Shareholders in order to make him a valuable member of the Committee and as to not compromise the effectiveness of the Committee's activities.

Governance & Nominating Committee

Chair: Brian F. MacNeill

Other Members: Clark S. Binkley
J. Duncan Gibson
William H. Ketcham
William P. Ketcham
Harald Ludwig
Robert L. Phillips
Janice G. Rennie

The Governance & Nominating Committee is comprised of all Directors other than those considered related to management. The Charter of the Governance & Nominating Committee may be viewed on our website at www.westfraser.com. The Governance & Nominating Committee is responsible for providing support for the governance role of the Board and, as part of that support, reviews and makes

recommendations on the composition of the Board, periodically assesses the function of the Board and its Committees, monitors developments in corporate governance and makes recommendations to the Board with respect to amendments to its Charter. In addition, this Committee is responsible for establishing criteria and procedure for identifying candidates for election to the Board, engaging search firms, where necessary, and recommending (to the Board) nominees to stand for election as Directors. Although William H. Ketcham is not considered independent under MI 52-110, the Governance & Nominating Committee believes that he is in fact sufficiently independent of management and has interests sufficiently aligned with Shareholders in order to make him a valuable member of the Committee and as to not compromise an objective nomination process.

Orientation Program and Continuing Education

New Directors receive a broad range of materials that provide both historical and forward-looking information concerning West Fraser, its operations, senior management and the Board and our strategic objectives. As part of our orientation program, new Directors have an opportunity to meet with senior management to discuss the business of the Company, receive historical and current operating and financial information and may tour selected facilities of the Company.

We do not have a formal continuing education program for our Directors. Each of our Directors has had, or currently has, executive or board of director responsibilities and there is a regular sharing of those experiences which assists our Board in identifying and adopting, on a continuing basis, best corporate practices.

Performance Reviews

The Governance & Nominating Committee conducts an annual review of the performance of the Board and its Committees. This review has been conducted both by way of a formal questionnaire and report and by informal interviews and discussions led by the Lead Director. To date no significant problem with respect to performance of the Board or any Committee has been identified.

The Board has also considered a "peer" or individual director review process and has determined that the size of the Board, the significant interaction of Directors at both Board and committee levels and the role of the Lead Director position make this additional review process unnecessary.

Meeting Attendance Record

In 2005 a 96% attendance record for Board meetings was achieved. The following chart sets out meeting attendance records of our Directors during 2005.

Director	Board Meetings	Committees: Audit	Compensation	Safety & Environment	Governance & Nominating
H.H. Ketcham	5 of 5	—	—	—	—
C.S. Binkley	5 of 5	6 of 6	—	3 of 3	5 of 5
J.D. Gibson	5 of 5	6 of 6	3 of 3	—	5 of 5
L.S. Hughes	1 of 1	—	—	—	—
W.H. Ketcham	5 of 5	—	—	3 of 3	5 of 5
W.P. Ketcham	5 of 5	5 of 6	—	—	5 of 5
H.H. Ludwig	4 of 5	—	3 of 3	—	4 of 5
B.F. MacNeill	5 of 5	—	3 of 3	—	5 of 5
R.L. Phillips	3 of 4	—	—	2 of 3	3 of 4
J.G. Rennie	5 of 5	6 of 6	—	3 of 3	5 of 5

Mandatory Retirement

In 1994 the Board approved the mandatory retirement of Directors at age 70, other than Directors who were serving in that capacity at that time (this exemption would apply to Clark S. Binkley, Henry H. Ketcham and William P. Ketcham).

EXECUTIVE COMPENSATION

Report on Executive Compensation

Our policy with respect to executive compensation is to provide compensation to executive officers in the form of a base salary, employment benefits, annual bonus and long-term incentives such as stock options in order to attract and retain the best possible management team. The total compensation is designed to be competitive with that provided by comparable companies in Canada to executive officers in similar positions. We use compensation surveys prepared by independent consulting firms to determine the relative status of our compensation packages.

Composition of the Compensation Committee

The Compensation Committee currently consists of three independent Directors. This Committee meets periodically to review matters relating to the compensation of Directors and executive officers. The Board gives final approval on all matters relating to the compensation of Directors and executive officers of the Company, other than the granting of stock options under the Stock Option Plan, which may be granted by the Compensation Committee.

In establishing the compensation for the executive officers, including the Chief Executive Officer, the Compensation Committee considers competitive salaries for similar positions in Canada. This includes companies in the forest products sector as well as manufacturing companies in other sectors. The Company periodically participates in broad-based compensation surveys. This information along with Company-specific data is used to establish the compensation for executive officers.

In 2005 the Compensation Committee engaged Hewitt Associates to review the Company's executive compensation program and recommend any changes that would ensure that executive compensation is competitive and aligned with the interests of Shareholders. The Compensation Committee and the Company have previously engaged Hewitt Associates for similar purposes. In 2005 the Company, or trusts established under pension plans for its employees, paid Hewitt Associates fees totalling approximately $1,050,000 for pension and benefit actuarial services and approximately $50,000 for executive advisory services.

Base Salaries

The Compensation Committee reviews base salaries and considers annual adjustments in October of each year. The most recent adjustments to base salaries were effective October 1, 2005.

In determining its recommendation for the base salary for each executive officer, the Committee applied a general increase similar to that used for all other salaried employees in the Company. In 2005 that general increase was 2%. The Committee then compared the resulting base salary to comparative salary data and in some cases, made an additional adjustment based on the comparative information.

Bonus Incentive Plan

The bonus incentive plan covers all executive officers of the Company including the Chief Executive Officer. The plan is designed to compensate executive officers in relation to the financial performance of the Company as a whole. The bonus is calculated as a percentage of current salary, with the percentage based on the annual return on average common Shareholders' equity above a minimum return. In certain circumstances the Compensation Committee may recommend special adjustments to annual bonuses to executive officers.

In February 2006 the Board of Directors approved bonuses in the aggregate amount of $699,455 to be awarded in respect of 2005 based on the return on average Common Shareholder equity in 2005 and taking into account other performance and safety factors. In 2005 the Compensation Committee recommended that bonuses in the aggregate amount of $2,747,324 be awarded in respect of 2004 based on the return on average Common Shareholder equity in 2004 and the effort expended in respect of the completion of the acquisition of Weldwood of Canada Limited in December of 2004.

Stock Option Plan

The Board established the Stock Option Plan on February 24, 1994 to recognize contributions made by Directors, officers and employees and to provide an incentive for their continuing relationship with the Company and its subsidiaries. The Plan has been amended from time to time, most recently effective June 17, 2003.

In February 2006 the Compensation Committee granted options to purchase a total of 330,200 Common shares under the Stock Option Plan compared to 313,030 options granted in 2005. The total number of options outstanding as at March 1, 2006 is 2,223,085 of which 1,428,877 are exercisable. The

Compensation Committee considers its own past practices as well as the practices of comparable companies when granting options.

The number of Common shares subject to an option, the exercise price per share and the total number of Common shares that may be made subject to options under the Stock Option Plan will be adjusted proportionately in the event of any subdivision or consolidation of Common shares or any dividend payable in Common shares and will be adjusted as determined by the Board in the event of certain other reorganizations or other events affecting the Common shares.

The Stock Option Plan permits outstanding vested options to be surrendered by the holder to the Company in return for a cash payment equal to the accrued value of such options. As a result, the Company reflects outstanding options as an expense item in its consolidated financial statements.

Since 2003, Directors have been ineligible for stock option grants.

Chief Executive Officer's Compensation

The Compensation Committee recommends the compensation of the Chief Executive Officer following the same principles as are applied to all other executive officers. The Compensation Committee considers market competitive salary information for CEO positions in similar sized companies in Canada. This includes companies in the forest products sector as well as manufacturing companies in other sectors. The Company periodically participates in broad-based compensation surveys and also periodically seeks the advice of independent compensation consultants engaged to review our executive compensation program. This information, along with Company-specific data, is used to determine the competitiveness of the Chief Executive Officer's compensation and its alignment with the interests of Shareholders.

In 2005 Henry H. Ketcham earned a salary of $662,500, which represents an increase of 8% over his 2004 salary. In addition to his base salary, Henry H. Ketcham was awarded a bonus of $121,050 in respect of 2005. This compares with a bonus of $747,500 received in respect of 2004.

Summary

The Compensation Committee is responsible for recommending to the Board the level and nature of compensation for executive officers and Directors and may grant stock options to officers and employees under the Stock Option Plan. In making its determinations the Committee has access to comparative data and receives advice from selected independent consultants.

Submitted by the Compensation Committee:
H.H. Ludwig (Chair)
J.D. Gibson
B.F. MacNeill

Performance Graph

The following graph compares the total cumulative return to a Shareholder who invested $100 in Common shares of the Company on December 31, 2000 with the cumulative total return of the S&P/TSX Composite Index, the TSX Paper & Forest Products Group of the Composite Index and the S&P/TSX Capped Materials Index for the same period.


260
240
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200
180
160
140
120
100
80
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2000
2001
2002
2003
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West Fraser Timber Company Limited
S&P / TSX Composite Index
S&P / TSX Paper & Forest Products Index
S&P / TSX Capped Materials Index

	December 31					
	2000	2001	2002	2003	2004	2005
West Fraser Timber Co. Ltd.	100	146	149	181	232	201
S&P/TSX Composite Index	100	87	77	97	111	138
S&P/TSX Capped Materials Index	100	111	118	151	161	186
TSX Paper and Forest Products Index	100	105	108	106	105	74

Notes:

(1) All returns are expressed on a total return basis (all cash and stock dividends reinvested in the index or security).

(2) All information per Bloomberg, Star Data Systems & the Toronto Stock Exchange.

(3) S&P/TSX Capped Materials Index was previously called S&P/TSX Canadian Materials Index. Name change was effective May 1, 2003.

Compensation of Directors and Senior Officers

During the financial period ended December 31, 2005, the aggregate direct remuneration paid or payable to Directors and senior officers by the Company and its Subsidiaries, all of whose financial statements are consolidated with those of the Company, was $4,607,065.

For the purposes of the following disclosure, the following officers are each a "Named Executive Officer" of the Company:

Henry H. Ketcham, Chairman of the Board, President and Chief Executive Officer,
D. Wayne Clogg, Vice-President, Woodlands,
Gerald J. Miller, Executive Vice-President, Pulp and Paper,
Martti Solin, Executive Vice-President, Finance and Chief Financial Officer, and
Gary W. Townsend, Executive Vice-President, Solid Wood Products.

The compensation of each of the Named Executive Officers for the Company's three most recently completed financial years is set out below:

Summary Compensation Table

		Annual			Long-Term	
Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Other Annual Compensation ($)[2]	Securities Under Options/ SARS Granted (#)[3]	All Other Compensation ($)[2]
Henry H. Ketcham Chairman, President and Chief Executive Officer	2005 2004 2003	662,500 611,150 598,200	121,050 747,500 —	— — —	51,660 40,000 72,600	— — —
D. Wayne Clogg Vice-President, Woodlands	2005 2004 2003	249,125 240,963 235,063	57,288 263,913 —	— — —	17,510 10,000 18,150	— — —
Gerald J. Miller Executive Vice-President, Pulp and Paper	2005 2004 2003	330,000 294,844 282,856	83,205 354,375 —	— — —	19,300 10,000 18,150	— — —
Martti Solin Executive Vice-President, Finance and Chief Financial Officer	2005 2004 2003	317,500 267,894 249,773	77,298 340,500 —	— — —	19,300 10,000 18,150	— — —
Gary W. Townsend Executive Vice-President, Solid Wood Products	2005 2004 2003	330,000 294,844 282,856	83,205 354,375 —	— — —	19,300 10,000 18,150	— — —

(1) Bonuses are paid in cash in the year following the year in which they are earned.

(2) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of total compensation for any of the Named Executive Officers.

(3) See "Compensation Committee Report on Executive Compensation - Stock Option Plan". The Company does not maintain any long-term incentive plan for executive officers.

The share options granted to each of the Named Executive Officers during the financial year ended December 31, 2005 pursuant to the Stock Option Plan were as follows:

Options/SAR Grants During The Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted[1] (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Henry H. Ketcham	51,660	16.5	51.56	51.56	February 17, 2015
D. Wayne Clogg	17,510	5.6	51.56	51.56	February 17, 2015
Gerald J. Miller	19,300	6.2	51.56	51.56	February 17, 2015
Martti Solin	19,300	6.2	51.56	51.56	February 17, 2015
Gary W. Townsend	19,300	6.2	51.56	51.56	February 17, 2015

The number and value of all options exercised during the year and the values of all outstanding options and rights at the end of 2005 were as follows:

Aggregated Options/SARs Exercised During The Most Recently Completed Financial Year And Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Henry H. Ketcham	Nil	811,657	281,460/175,620	3,591,403/1,029,533
D. Wayne Clogg	Nil	877,502	63,710/48,500	813,281/257,383
Gerald J. Miller	Nil	370,950	103,640/50,290	1,227,198/257,383
Martti Solin	Nil	479,920	77,020/50,290	987,920/257,383
Gary W. Townsend	Nil	581,714	63,710/50,290	813,281/257,383

Pension Plans

The majority of our full-time salaried employees are covered by non-contributory pension plans which provide a pension equal to 2% of the average of the employee's highest compensation (which includes base salary and bonuses) for any consecutive 60-month period in that employee's final 10 years with the Company multiplied by the number of years of credited service with the Company. Normal retirement is at age 65. Each of these pension plans allows for early retirement at age 55 with a minimum service requirement of two years. Benefits provided for early retirement are reduced by 4% per year for

retirement between the ages of 55 and 57 and by 3% per year for retirement between the ages of 58 and 59. No reduction is made for retirement between the ages of 60 and 64.

The estimated annual pension payable upon retirement, assuming no reduction for early retirement and based on the standard form life annuity for a minimum of 60 months with no joint survivor pension, is as follows:

Estimated Annual Benefits Payable Upon Retirement

Annual Compensation	Years of Service					
	20 Years	25 Years	30 Years	35 Years	40 Years	45 Years
$200,000	$80,000	$100,000	$120,000	$140,000	$160,000	$180,000
$300,000	$120,000	$150,000	$180,000	$210,000	$240,000	$270,000
$400,000	$160,000	$200,000	$240,000	$270,000	$320,000	$360,000
$500,000	$200,000	$250,000	$300,000	$360,000	$400,000	$450,000
$600,000	$240,000	$300,000	$360,000	$450,000	$480,000	$540,000
$700,000	$280,000	$350,000	$420,000	$490,000	$560,000	$630,000
$800,000	$320,000	$400,000	$480,000	$560,000	$640,000	$720,000
$900,000	$360,000	$450,000	$540,000	$630,000	$720,000	$810,000
$1,000,000	$400,000	$500,000	$600,000	$700,000	$800,000	$900,000
$1,100,000	$440,000	$550,000	$660,000	$770,000	$880,000	$990,000
$1,200,000	$480,000	$600,000	$720,000	$840,000	$960,000	$1,080,000

Compensation for the purposes of the pension plans is defined as the average annual compensation, including salary and bonus, of the highest consecutive 60-month period in the last 10 years' service with the Company.

The benefits listed in the table are not subject to any deduction for Canada Pension Plan or other offset amounts.

The estimated years of credited service under the pension plans at the normal retirement age of 65 for each Named Executive Officer would be as follows:

Henry H. Ketcham	42 years
D. Wayne Clogg	39 years
Gerald J. Miller	35 years
Martti Solin	20 years
Gary W. Townsend	39 years

Pension Expense Related to Service and Compensation

Amounts reported in the table below represent the pension service cost related to 2005 for each of the Named Executive Officers.

Name	2005 pension service cost
Henry H. Ketcham	$214,600
D. Wayne Clogg	$ 71,200
Gerald J. Miller	$ 98,800
Martti Solin	$102,000
Gary W. Townsend	$103,300

Directors' Remuneration

As with the executive officers of the Company, Directors' remuneration is adjusted periodically to provide competitive compensation for services provided as a Director of the Company. Current remuneration (which applies until April 26, 2006) for each Director is as follows:

Annual retainer	$50,000
Board meeting attendance fee	$1,500 per meeting
Annual Committee Chair retainer	$10,000 per Committee
Annual committee retainer	$2,000 per Committee
Committee meeting attendance fee	$1,500 per meeting
Lead Director	$30,000 per year

Annual retainers are paid monthly.

To ensure that the interests of the Directors are appropriately aligned with those of our Shareholders, each Director is required to acquire and hold a minimum of 5,000 Common shares or deferred share units or a combination of each. A Director has five years from the later of the date the Director is first elected as a Director and February of 2005 to accumulate the minimum equity holding.

A Director who is an employee of the Company does not receive Director's fees. Directors are also reimbursed for out-of-pocket expenses incurred in attending meetings of the Board or committee meetings or otherwise on Company business.

The Company has a Directors' Share Compensation Plan (the "Compensation Plan"). The purpose of the Compensation Plan is to enable Directors to participate in the growth of the Company by receiving Common shares in lieu of cash for services performed as Directors. Under the Compensation Plan, Common shares are issued after each quarter at a price per share equal to the weighted average of the trading price for the Common shares on the Toronto Stock Exchange for the last five trading days in the quarter.

No Common shares were issued to Directors during 2005 in lieu of cash under the Compensation Plan.

The Company has a Deferred Share Unit Plan ("DSU Plan") which provides a structure for the Directors to accumulate an equity-like holding in the Company. The DSU Plan allows Directors to participate in the growth of the Company by providing a deferred payment based on the total Shareholder return over a

specific period. Each Director may elect to receive up to 100% of annual retainers and meeting fees in deferred share units ("Units"). The Units are issued based on the Company's Common share price at the time of issue. Additional Units are issued to take into account the value of dividends paid on Common shares from the date of issue to the date of redemption. Units are redeemable only after a Director retires, resigns or otherwise leaves the Board and the redemption value is equal to the Common share price at the date of redemption. A unitholder may elect to redeem Units in cash or in Common shares. Units qualify as equity for the purposes of the minimum equity holding requirement for Directors.

Total Director Compensation
2005

Director	Total Compensation Earned	Payment		
		Cash	Shares	DSUs[1]
Clark S. Binkley	$83,000	$41,500		$41,500
J. Duncan Gibson	$83,000	$41,500		$41,500
Larry S. Hughes	$21,833	Nil		$21,833
William H. Ketcham	$64,000	$64,000		Nil
William P. Ketcham	$67,000	$67,000		Nil
Harald H. Ludwig	$70,500	Nil		$70,500
Brian F. MacNeill	$94,000	Nil		$94,000
Robert L. Phillips	$42,167	$42,167		Nil
Janice G. Rennie	$75,000	$18,750		$56,250

(1) Notional value (number of Units times market value of a Common share) at time of grant.

Direct and Indirect Share and Other Holdings of Current Directors
(as at March 1)

	Shares[1]		Share Purchase Options		DSUs	
	2006	2005	2006	2005	2006	2005
Henry H. Ketcham[2]	192,948	192,948	457,080	483,700	Nil	Nil
Clark S. Binkley	7,086	4,665	34,181	37,508	1,566.7	650.4
J. Duncan Gibson	6,475	6,475	30,854	30,854	1,579.6	664.5
William H. Ketcham[3]	752,109	752,109	6,050	6,050	Nil	Nil
William P. Ketcham[4]	4,010,429	4,260,429	34,181	37,508	Nil	Nil
Harald H. Ludwig	5,738	5,738	34,181	37,508	2,705.6	1,154.3
Brian F. MacNeill	2,102	2,102	18,150	18,150	3,561.3	1,489.3
Robert L. Phillips	2,500	Nil	Nil	Nil	Nil	Nil
Janice G. Rennie	500	500	Nil	Nil	2,157.1	914.8

(1) Includes Common and Class B Common shares.
(2) Does not include holdings of Ketcham Investments, Inc.
(3) Does not include holdings of a trust of the estate of Samuel Kendall Ketcham.
(4) Includes holdings of Tysa Investments, Inc.

Indebtedness of Directors, Executive Officers and Senior Officers Under Securities Purchase Programs

Name and Principal Position	Lending Company	Largest Amount Outstanding During 2005 ($)	Amount Outstanding as at December 31, 2005 ($)	Financial Assisted Securities Purchases During 2005 (#)	Security for Indebtedness
Rodger M. Hutchinson Vice-President, Corporate Controller	West Fraser Timber Co. Ltd.	$28,350	$20,661	Nil	Common shares
Christopher D. McIver Vice-President, Lumber Sales	West Fraser Timber Co. Ltd.	$28,350	$20,661	Nil	Common shares
Edward R. Seraphim Vice-President, Pulp and Paper Sales	West Fraser Timber Co. Ltd.	$28,350	$20,661	Nil	Common shares

These and similar loans were granted in 1998 to certain employees, excluding executive officers, to enable them to acquire Common shares of the Company. The loans are interest-free and are secured by the acquired Common shares. The loans are repayable in annual instalments to 2008. Dividends received on the Common shares held as security are applied to the outstanding balance of the loan.

The loans granted to Messrs. Hutchinson, McIver and Seraphim were granted before they became executive officers of the Company.

ADDITIONAL INFORMATION

You can find additional information relating to the Company in our Annual Report for the year ended December 31, 2005, which includes the Company's Annual Information Form dated January 30, 2006 and the Company's audited financial statements for the years ended December 31, 2005 and 2004 and the accompanying audit report. The Annual Report is posted on our website and can also be found on SEDAR (www.sedar.com) by clicking on "search database" and filling in the company name. Copies of the Annual Report and the relevant portion of any documents incorporated by reference in the Annual Report, as well as additional copies of this Circular, may be obtained upon request from the Secretary of the Company, Suite 501 – 858 Beatty Street, Vancouver, British Columbia, V6B 1C1.

DATED at Vancouver, British Columbia, March 30, 2006.

BY ORDER OF THE BOARD

Henry H. Ketcham
Chairman of the Board, President and
Chief Executive Officer

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The annual general meeting (the "Meeting") of shareholders of WEST FRASER TIMBER CO. LTD. (the "Company") will be held at the Wedgewood Room, The Fairmont Hotel Macdonald, 10065 100th Street, Edmonton, Alberta on April 26, 2006 at 11:00 a.m., local time, for the following purposes:

1. to receive the report of the directors of the Company;
2. to receive the consolidated financial statements of the Company for its fiscal year ended December 31, 2005, together with the auditor's report thereon;
3. to elect directors of the Company to hold office until the close of the next annual meeting;
4. to appoint an auditor of the Company to hold office until the close of the next annual general meeting and to authorize the directors to fix the auditor's remuneration;
5. to consider any amendment to or variation of any matter identified in this Notice; and
6. to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular and a copy of the Annual Report of the Company for the year ended December 31, 2005 accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting. The Annual Report includes the consolidated financial statements and the auditor's report.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that the shareholder's shares will be voted at the Meeting must complete, date and sign the enclosed form of proxy and deliver it by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

Shareholders registered at the close of business on March 17, 2006 will be entitled to receive this Notice and to vote at the Meeting.

DATED at Vancouver, British Columbia, March 30, 2006.

BY ORDER OF THE BOARD

Henry H. Ketcham
Chairman of the Board, President and
Chief Executive Officer

WEST FRASER TIMBER CO. LTD.
FINANCIAL STATEMENTS REQUEST FORM

Cusip No. 952845105

The Canadian Securities Administrators provide both registered holders and beneficial owners of a company's securities with the opportunity to elect annually to receive a copy of a company's interim financial statements and the corresponding management discussion and analysis ("MD&A") of those statements.

If you wish to receive printed copies of these materials for West Fraser Timber Co. Ltd. (the "Company"), please complete this form and return it to:

CIBC MELLON TRUST COMPANY
Suite 1600 – 1066 West Hastings Street
Vancouver, British Columbia V6E 3X1

☐ Please send me the quarterly interim financial statements and corresponding quarterly interim MD&A to those statements for 2006.

You will not receive copies of any quarterly interim financial statements from the Company for the ensuing year if you do not complete and return this form.

Copies of the Company's previously issued and current annual and quarterly interim financial statements and related MD&A are available to shareholders and to the public on the SEDAR website at www.sedar.com.

I confirm that I am a shareholder of the Company.

DATED:________________, 2006.

____
Signature

____
Name of Registered/Non-Registered Shareholder - Please Print

____
Address

____
Postal Code

____
Fax Number

____
Name and title of person signing if different from name above.

59







B.C.
100 Mile House
Burns Lake (90%)[1]
Chasm
Chetwynd
Decker Lake (90%)[1]
Fraser Lake
Houston
Quesnel (3 mills)
Smithers
Terrace
Williams Lake

Alberta
Blue Ridge[2]
Hinton
Red Earth (50%)[3]
Slave Lake[4]
Sundre[5]

U.S.
Huttig[6]
Joyce[6]

MDF
Blue Ridge[7]
Quesnel

Plywood
Edmonton[4]
Quesnel
Williams Lake

Veneer & LVL
Rocky Mountain House[5]
Slave Lake[4]

Linerboard & Kraft Paper
Kitimat

Pulp
Hinton
Quesnel
Quesnel (50%)[8]
Slave Lake[9]

Newsprint
Whitecourt (50%)[10]

[1] Joint-venture interest in Babine Forest Products Company owned through West Fraser Mills Ltd. and through Babine Forest Products Limited, an 85% owned subsidiary.
[2] Owned through Blue Ridge Lumber Inc., a wholly-owned subsidiary.
[3] Joint-venture interest in Seehta Forest Products Ltd.
[4] Owned through Alberta Plywood Ltd., a wholly-owned subsidiary.
[5] Owned through Sundre Forest Products Inc., a wholly-owned subsidiary.
[6] Owned through West Fraser (South), Inc., a wholly-owned subsidiary.
[7] Owned through Ranger Board Inc., a wholly-owned subsidiary.
[8] Joint-venture interest in Cariboo Pulp & Paper Company.
[9] Owned through Slave Lake Pulp Holdings Ltd., a wholly-owned subsidiary.
[10] Joint-venture interest in Alberta Newsprint Company owned through West Fraser Newsprint Ltd., a wholly-owned subsidiary.

ANNUAL INFORMATION FORM

Business Overview

West Fraser is an integrated forest products company producing lumber, LVL, MDF, plywood, pulp, linerboard, kraft paper and newsprint. Most of the forest products manufactured by the Company are sold outside Canada as commodities. West Fraser holds timber harvesting rights representing approximately 12.4 million m^3 of AAC providing raw material for its Canadian manufacturing operations. It also has a long-term agreement for the supply of a substantial amount of the fibre required by its sawmills in the southern United States. All of the fibre requirements of West Fraser's pulp and paper operations and MDF plants can be satisfied, directly or indirectly, from its own operations. The current annual capacities of West Fraser's wholly-owned manufacturing facilities and joint-venture facilities is approximately 4,700 MMfbm of lumber; 3,200 Mcf of LVL; 820 MMsf of plywood (3/8"); 300 MMsf of MDF (3/4"); 450,000 tonnes of linerboard and kraft paper; 555,000 tonnes of BCTMP; 585,000 tonnes of NBSK and 135,000 tonnes of newsprint.

Corporate Structure

The chart on page 10 shows the relationship of West Fraser Timber Co. Ltd. (the "Company" or "West Fraser") to its principal direct and indirect subsidiaries and the joint ventures in which they participate and, where less than 100%, the percentage of direct or indirect ownership by the Company.

West Fraser, which began operations in 1955, assumed its present form in 1966 by amalgamation of a group of companies under the laws of British Columbia. The Company's principal operating subsidiary, West Fraser Mills Ltd. ("West Fraser Mills"), subsists under the laws of British Columbia and took its present form on January 1, 2005 when it was amalgamated with Weldwood of Canada Limited ("Weldwood"), which was acquired by West Fraser Mills on December 31, 2004.

Blue Ridge Lumber Inc., Ranger Board Inc., Slave Lake Pulp Holdings Ltd. and Sundre Forest Products Inc. are incorporated under the laws of Alberta. Alberta Plywood Ltd., Seehta Forest Products Ltd. and West Fraser Newsprint Ltd. subsist under the laws of Canada. Babine Forest Products Limited is incorporated under the laws of British Columbia. West Fraser (South), Inc. is incorporated under the laws of Delaware. Alberta Newsprint Company ("ANC") is an unincorporated joint venture governed by the laws of Alberta. Cariboo Pulp & Paper Company and Babine Forest Products Company are each unincorporated joint ventures governed by the laws of British Columbia.

West Fraser's executive office is at 858 Beatty Street, Suite 501, Vancouver, British Columbia, V6B 1C1.

Forward-looking Statements

This Annual Information Form, and the Annual Report of which it forms a part, contain historical information, descriptions of current circumstances and statements about potential future developments. The latter, which are forward-looking statements, are presented to provide reasonable guidance to the reader but the accuracy of these statements depends on a number of assumptions and is subject to various risks and uncertainties. These statements are not guaranteed by the Company and actual outcomes will depend on a number of factors that could affect the ability of the Company to execute its business plans, including those matters described under "Risk Factors." Accordingly, readers should exercise caution in relying upon forward-looking statements.

History

West Fraser was founded in 1955 when three brothers, Henry H. Ketcham Jr., William P. Ketcham and Samuel K. Ketcham acquired a lumber planing mill at Quesnel, B.C. From 1955 to 1979, the business expanded through the acquisition of a number of sawmills and related timber rights in the Interior of British Columbia and the development of a small chain of retail building supply stores. Recent key milestones in the Company's history are:

1979 Formation of the Quesnel River Pulp ("QRP") joint venture, in which West Fraser owned 50%, to construct and operate a pulp mill at Quesnel, B.C. West Fraser's ownership increased to 100% in 2002.

1981 Acquisition of a 40% interest in Eurocan Pulp & Paper Co., which owned a linerboard and kraft paper mill at Kitimat, B.C., two sawmills and partial interests in two joint-venture sawmills elsewhere in British Columbia. West Fraser's ownership was increased to 50% in 1984 and 100% in 1993.

1989 Formation of the ANC joint venture to construct and operate a newsprint mill at Whitecourt, Alta., with West Fraser owning a 50% interest.

1995 Acquisition of the Blue Ridge sawmill and Ranger Board MDF plant, both at Blue Ridge, Alta., and the Slave Lake Pulp mill at Slave Lake, Alta.

1996 Construction completed and operations begin at the WestPine MDF plant at Quesnel, B.C.

1999 Acquisition of a plywood plant in Edmonton, Alta., and a veneer plant and stud mill at Slave Lake, Alta.

2000 Acquisition of two sawmills in the southern United States.

2001 Acquisition of a sawmill at Chasm, B.C.
Sale of timber plantations in Uruguay.
Sale of retail home improvement business.

2004 Acquisition of Weldwood, an integrated forest products business.

Sales Revenue ($ millions) **Table 1**

Year Ended December 31	**2005**	2004	2003	2002	2001
Lumber	**2,021**	1,475	1,141	1,149	997
Panels	**511**	284	230	247	246
Pulp & Paper	**1,045**	641	550	590	609
Total	**3,577**	2,400	1,921	1,986	1,852

Fibre Supply

British Columbia

The province owns about 95% of the timberland in British Columbia. Timber harvesting operations are regulated by the provincial government under various laws which empower the Ministry of Forests to grant various forms of timber tenures, including forest licences, Tree Farm Licences ("TFL") and timber sale licences.

A forest licence confers the right to harvest a specified volume of timber from public lands, and usually has a term of 15 years. A TFL has a term of 25 years and requires the licensee to manage a defined land area on a sustained-yield basis. Recent legislation

covering these tenures enables the government to offer replacement tenures at any time between the fourth and ninth anniversaries of the dates on which they were granted. Replacement of a forest licence or TFL is subject to satisfactory performance by the licensee and to agreement between the licensee and the government. The government may also grant short-term, non-replaceable forest licences.

West Fraser's timber tenures were due for replacement in 2003. However, the replacement was delayed as a result of legislative changes, and the Company expects the Ministry will make replacement offers over the next three years. The government is required to consult with interested First Nations groups before making replacement offers. This requirement has delayed the process and may result in the addition of new terms and conditions to tenures, some of which could adversely affect the Company's rights.

The annual allowable cut ("AAC") is determined by a licensee for a TFL and by the Ministry of Forests for a forest licence. In all cases, the AAC must be approved by the Chief Forester of the province. Annual cut levels are limited by five-year maximum levels.

The Forest Act requires the Chief Forester to review the AAC for each timber supply area and TFL at least once every five years to ensure that it reflects current information, practices and government policies. The most recent review began in 2002 and is scheduled for completion in 2007. All tenures in which West Fraser has an interest are currently in compliance with their cut control requirements.

Effective March 31, 2003, the government of British Columbia reduced the AAC allocated to holders of long-term tenures by 20%. Each specified corporate group holding timber tenures was subject to an overall 20% reduction with an exemption for the first 200,000 m^3 of AAC held. This reduced the AAC of West Fraser's tenures by approximately 1.3 million m^3. Legislation provides for compensation both for the reduction of AAC and for costs incurred for affected roads and bridges. Allocation of the reduction to specific licences has now been completed.

Alberta

The province owns more than 90% of the timberland in Alberta. Forest operations on public lands are regulated by the provincial government under the *Forests Act*, which empowers the Minister of Sustainable Resource Development to grant various forms of timber tenures, including forest management agreements ("FMA"), timber quotas and timber permits. An FMA gives the holder rights to establish, grow and harvest timber on a defined land area. An FMA generally has a 20-year term with further 20-year renewal periods. Each FMA requires the holder to conduct a forest inventory and prepare a detailed forest management plan to determine the AAC and to have annual operating plans approved by the Minister.

A timber quota is renewable and gives the holder the right to harvest, during a period of 20 years, a specified percentage of the AAC for a Forest Management Unit, as determined by the Minister. In areas where there is no FMA, the Minister is responsible for completing a forest inventory, preparing a forest management plan and allocating a volume of timber to be harvested by each quota holder. A quota holder must obtain a timber licence issued by the Minister that describes the area planned for timber harvesting and the period during which the timber is to be harvested, usually three to five years. The volume of timber that may be harvested under a timber quota may be varied by the Minister, and generally is subject to review by the Minister every five years.

Table II summarizes the timber tenures supplying the mills that West Fraser owns or in which it has an interest, the AAC and the actual harvest in 2005.

Timber Tenures (000 m^3) Table 11

Location	Tenure[1]	Expiry	AAC	Harvest
B.C.	Long-term[2,3]	2013-2026	5,625	5,957
	Short-term[2]	2006-2009	740	620
Alberta	Coniferous Long-term	2006-2018	4,985	4,790
	Deciduous Long-term	2009-2019	1,053	568

[1] Long-term tenures include TFLs, FMAs, timber quotas and forest licences, which are renewable timber tenures. Short-term tenures include non-replaceable forest licences.
[2] After taking into account the legislated 20% AAC reduction.
[3] Includes AAC of approximately 350,000 m^3 related to tenures held for divestiture (Babine Operations).

Annual log requirements for West Fraser's Canadian sawmills, LVL plant and plywood facilities operating at the capacity described in this Annual Information Form, including its proportionate share of the requirements for the partly-owned sawmills, total approximately 16 million m^3, of which approximately 68% can be obtained from the tenures described in Table 11. The remaining requirements are met by open-market purchases.

U.S. South

West Fraser's sawmills at Joyce, Louisiana and Huttig, Arkansas, consume approximately 1.3 million m^3 of logs annually, of which approximately 60% is supplied under a long-term agreement. The balance is obtained on the open market.

Harvesting Operations

All of West Fraser's harvesting operations are carried out by independent contractors, except in Hinton, Alta. In January 2006, the Company announced plans to sell its Hinton timber harvesting operation. All harvesting operations are supervised by woodlands staff to ensure compliance with the terms of applicable timber tenures, statutes and regulations, and with West Fraser's policies.

Reforestation

Timber tenures in British Columbia and Alberta require the holders to carry out reforestation to ensure re-establishment of the forest after harvesting. Determining how to reforest a particular area is based on the climate, terrain, species and other factors affecting regeneration. Each of West Fraser's reforestation projects is planned and supervised by its forestry staff and is approved by the relevant government authority.

Stumpage

The provinces of British Columbia and Alberta levy a fee commonly referred to as stumpage on timber harvested on provincial land. Under the current systems in Alberta and British Columbia, stumpage is principally tied to product prices.

An exception to this has occurred with respect to beetle-affected timber which has been sold at lower stumpage rates in order to induce a higher level of processing of these deteriorating logs. The B.C. government has announced its intention to adjust beetle-affected timber stumpage rates upwards, and certain other timber stumpage rates downward, effective April 1, 2006.

In January 2006, the Alberta government introduced a new stumpage schedule for sawlogs which reflects updated industry cost estimates. The province also began to charge stumpage as logs are delivered to the mill rather than as they are processed which will have the effect of accelerating the timing of stumpage payments.

Wood Chip Supply

Substantially all of West Fraser's wood chip requirements are supplied directly or indirectly from its own operations. This reduces its exposure to risks associated with wood chip price fluctuations and supply shortages and surpluses. The fibre requirements of the Company's B.C. pulp and paper mills and MDF plant are met primarily by West Fraser's sawmilling operations in British Columbia.

The Alberta MDF plant obtains its fibre from the Blue Ridge sawmill and other sawmills in the area. Most of the fibre requirements of the Slave Lake Pulp mill are available under the Slave Lake FMA, and additional fibre is obtained from industrial salvage and log purchases from local suppliers which is processed at Slave Lake's facilities.

The Hinton pulp mill obtains its fibre from the Hinton sawmill and other sawmills in the area, including West Fraser sawmills, and from pulp logs processed at the mill site. Almost all of the fibre requirements of the ANC newsprint mill are obtained from local sawmills, including the Blue Ridge sawmill, through log-for-chip trading of logs harvested from ANC's tenures. The balance is obtained from direct fibre purchases.

Capital Expenditures and Acquisitions

West Fraser invests in upgrading and expanding its facilities and operations. Table III shows the capital expenditures and acquisitions during the past five years.

Capital Expenditures and Acquisitions ($ millions) — **Table III**

Year Ended December 31	2005	2004	2003	2002	2001
Lumber	**147**	95	56	84	74
Panels	**24**	10	5	12	9
Pulp & Paper	**47**	32	17	20	29
Corporate & Other	**6**	3	1	7	1
	224	140	79	123	113
Acquisitions	**–**	1,124	6	–	30
Total	**224**	1,264	85	123	143

Human Resources

At December 31, 2005, West Fraser employed approximately 6,900 individuals, including the Company's share of joint-venture operations. Total remuneration paid to these employees in 2005 was approximately $511 million. Approximately 48% of West Fraser's employees are covered by collective agreements. The significant agreements expire in 2007, (covering 1% of employees), 2008 (covering 18% of employees), and 2009 (covering 29% of employees).

Markets

West Fraser's products are sold in markets open to a number of producers with similar products. Purchasing decisions by customers are primarily based on price, quality and service. Prices and sales volumes are influenced by general economic conditions. Table IV highlights selected average benchmark prices for the past five years for the type of products produced by West Fraser, although these prices do not necessarily reflect those obtained by West Fraser.

Average Transaction Prices (In US$, except plywood) **Table IV**

	2005	2004	2003	2002	2001
2x4 random length SPF (per Mfbm)[1]	**353**	394	277	270	286
SYP #2 West 2x4 (per Mfbm)[2]	**422**	387	331	302	326
Plywood (per Msf 3/8" basis)[3] Cdn$	**387**	531	442	405	362
MDF (per Msf 3/4" basis)[4]	**414**	392	365	355	356
Newsprint (per tonne)[5]	**600**	544	493	455	575
NBSK (per tonne)[6]	**646**	640	553	488	547
Linerboard (per tonne)[7]	**472**	461	404	443	474

Sources:
[1] Random Lengths – 2x4, #2 & Better – Net FOB mill.
[2] Random Lengths – 2x4 – Net FOB mill westside.
[3] Crow's Market Report – Delivered Toronto.
[4] Resource Information Systems, Inc. – MDF Western U.S. – Net FOB mill.
[5] Resource Information Systems, Inc.– U.S. delivered 48.8 gram newsprint.
[6] Pulp and Paper Week – U.S. list price.
[7] Pulp and Paper Week – Unbleached linerboard kraft, East.

Research and Development

West Fraser supports industry research and development organizations, and conducts research and development at several plants to improve processes, maximize resource utilization and develop new products and environmental applications.

Lumber

Lumber Capacity and Production (MMfbm)[1] **Table V**

	2005	2004	2003	2002	2001
Capacity – year end	**4,700**	3,030	2,860	2,600	2,380
Production:					
Quesnel	**366**	378	368	337	310
Quesnel Finger-Joint	**15**	15	14	15	14
Williams Lake	**244**	239	222	197	153
Smithers	**301**	289	264	224	204
Chetwynd	**250**	250	244	232	205
Fraser Lake	**321**	349	336	269	238
Terrace	**90**	81	36	83	76
Chasm	**283**	254	229	138	19
Houston[2]	**339**	165	154	148	131
Burns Lake[2,3]	**282**	87	84	81	75
Decker Lake[2,3]	**75**	24	22	21	16
Northstar[2]	**158**	–	–	–	–
100 Mile[2]	**245**	–	–	–	–
Blue Ridge	**283**	289	273	264	233
Slave Lake	**24**	24	26	27	28
Red Earth[4]	**37**	26	23	28	29
Hinton[2]	**268**	–	–	–	–
Sundre[2]	**243**	–	–	–	–
Huttig	**168**	113	110	101	94
Joyce	**220**	189	189	182	182
Other	–	–	–	–	5
Total Production	**4,212**	2,772	2,594	2,347	2,012

[1] Table reflects 100% capacity and production for consolidated operations. For years prior to 2005, Houston, Burns Lake and Decker Lake were accounted for as joint ventures and therefore figures reflect West Fraser's ownership percentage.
[2] 2005 reflects December 31, 2004 acquisition.
[3] Operations to be divested.
[4] Shut down indefinitely September 2005.

Operations: West Fraser produces lumber and by-product wood chips from 18 sawmills, and has a plant at Quesnel producing finger-jointed studs out of by-product trim blocks. The Company also has wood treating facilities at the Sundre and Decker Lake sawmills.

Sales: Lumber produced by West Fraser's Canadian wholly-owned and joint-venture sawmills was sold by its North American sales department, which was consolidated in Quesnel, B.C. in 2005. U.S. production was sold by West Fraser's sales group in West Monroe, Louisiana. An export sales office in Vancouver serves customers in Japan, China and other key offshore markets. Offshore sales activities were complemented by the presence of a customer service office in Japan.

West Fraser sold to wholesale distributors, buying cooperatives, lumber brokers, retailers and remanufacturers, as well as to lumber treating businesses. From time to time the Company purchases lumber for resale in order to meet the timing, quantity or quality requirements of its customers.

The lumber industry is subject to cyclical and seasonal fluctuations in demand, which can lead to volatility in prices. North American demand is influenced by the general level of economic activity, consumer confidence and interest rates. All of the above affect the level of housing construction starts, which is generally regarded as the most relevant indicator of lumber demand.

In 2005, approximately 72% of the Company's lumber sales by value went to customers in the United States, 20% to customers in Canada and 8% to customers in Asia, predominantly Japan. Most lumber sold to North American customers was shipped by rail, although some product was shipped by truck or by ocean vessels. Offshore sales were shipped through public terminals in Vancouver.

As a result of the significant dependence on the U.S. market, the profitability of West Fraser's lumber operations is heavily influenced by the relative value of the Canadian dollar versus the U.S. dollar.

Panels

Panels Capacity and Production — **Table VI**

	2005	2004	2003	2002	2001
MDF (MMsf 3/4" basis)					
Capacity – year end	**300**	290	270	250	240
Production:					
Ranger Board	**158**	155	149	138	136
WestPine	**136**	130	112	111	114
Total Production	**294**	285	261	249	250
Plywood (MMsf 3/8" basis)					
Capacity – year end	**820**	280	270	260	240
Production:					
Alberta Plywood	**251**	249	248	235	248
Williams Lake[1]	**248**	–	–	–	–
Quesnel[1]	**222**	–	–	–	–
Total Production	**721**	249	248	235	248
LVL (Mcf)					
Capacity – year end	**3,200**	–	–	–	–
Total Production[1]	**3,179**	–	–	–	–

[1]Acquired December 31, 2004.

ANNUAL INFORMATION FORM

Operations: Panel operations include MDF, plywood, LVL and veneer (used in the production of plywood and LVL). West Fraser produces MDF in two plants, each of which has the flexibility to manufacture varying thicknesses and sizes. Plywood operations consist of a veneer plant in Slave Lake, and plywood plants producing primarily standard softwood sheathing plywood in Edmonton, Williams Lake and Quesnel. West Fraser also operates an LVL plant in Rocky Mountain House.

Sales: In 2005, MDF was marketed under the names "Ranger™" and "WestPine™". MDF was sold through an Edmonton-based sales office and through distributors under the direction of West Fraser's sales personnel. In 2005, approximately 32% of MDF sales by value went to customers in Canada, 61% to customers in the U.S. and 7% to customers in Asia.

West Fraser's plywood sales offices in Edmonton and Vancouver were consolidated and relocated to the Quesnel solid wood sales office. West Fraser sold plywood to retail outlets, wholesale distributors, remanufacturers and treating businesses. In 2005, approximately 88% of plywood sales by value went to Canada, 11% to the United States and the balance went to offshore customers. Plywood delivered to North American customers was shipped by both rail and truck.

LVL, which is used in beam and header applications and as I-joist flange, was sold by the Company's Calgary sales office. In 2005, approximately 60% of LVL sales were made to U.S. customers, with the balance to Canadian customers. The Company sells primarily to independent distributors and manufacturers who package West Fraser's LVL with other engineered products to provide customers with a complete engineered system. Product was shipped by both rail and truck.

Pulp and Paper

Pulp Capacity and Production (Mtonnes)[1] — Table VII

	2005	2004	2003	2002	2001
BCTMP					
Capacity – year end	**555**	550	550	540	375
Production:					
QRP	**333**	307	310	190	176
Slave Lake Pulp	**218**	215	213	207	185
Total Production	**551**	522	523	397	361
NBSK					
Capacity – year end	**585**	–	–	–	–
Production:					
Hinton[2]	**420**	–	–	–	–
Cariboo[2,3]	**161**	–	–	–	–
Total Production	**581**	–	–	–	–

[1]Reflects additional 50% ownership of QRP acquired November 1, 2002.
[2]Acquired December 31, 2004.
[3]Reflects West Fraser's share of ownership.

Pulp

Operations: West Fraser produces BCTMP primarily from aspen at the Slave Lake Pulp mill and BCTMP and TMP mostly from softwood at the QRP mill. These pulps are used by paper manufacturers to produce printing and writing papers, paperboard products and a variety of other paper grades. NBSK is produced at the Hinton and Cariboo pulp mills. NBSK is used by paper manufacturers to produce a variety of paper products, including printing and writing papers, and tissue products.

Sales: In 2005, all sales were made by West Fraser's pulp and paper sales department located in Vancouver. Of these sales, approximately 41% by value went to customers in

North America, 29% to customers in Asia, 13% to customers in Europe and the balance to offshore customers. Pulp was shipped within North America primarily by rail. Pulp sold to offshore customers was transported by train to Vancouver and then shipped by bulk and container vessels.

Linerboard and Kraft Paper

Linerboard and Kraft Paper Capacity and Production (Mtonnes) — **Table VIII**

	2005	2004	2003[1]	2002	2001
Capacity – year end	**450**	450	450	450	450
Production:					
Linerboard	**337**	341	205	305	305
Kraft Paper	**112**	105	75	105	102
Total Production	**449**	446	280	410	407

[1]Production affected by a 110-day strike.

Operations: West Fraser produces unbleached linerboard and kraft paper at its Kitimat mill. Linerboard is produced in basis weights ranging from 125 to 400 grams per square metre, and is distributed worldwide to producers of corrugated shipping containers. Kraft paper is manufactured in basis weights ranging from 60 to 147 grams per square metre, and is used in producing multi-wall industrial sacks and in various specialty products.

Sales: In 2005, approximately 30% of all sales by value went to customers in North America, 20% to customers in Asia, 14% to customers in Europe, and the balance to customers in other markets. All sales were made by West Fraser's pulp and paper sales department located in Vancouver. Most overseas sales were arranged through the worldwide sales network of Stora Enso Oyj under a long-term agency agreement. North American-bound product was shipped by a combination of barge, rail and truck. Product sold offshore was either shipped directly from Kitimat via bulk vessels or barged to Vancouver for shipment by container vessels.

Newsprint

Newsprint Capacity and Production[1] (Mtonnes) — **Table IX**

	2005	2004	2003	2002	2001
Capacity – year end	**135**	135	133	130	130
Production	**130**	135	127	128	120

[1]Reflects West Fraser's 50% share of ownership.

Operations: The ANC mill in Whitecourt, Alta. produces standard newsprint in two basis weights: 45 and 48.5 grams per square metre.

Sales: In 2005, newsprint was sold to various publishers in North America through a partnership owned indirectly by the ANC owners. Approximately 71% of all sales by value were to customers in the United States and the balance to customers in Canada.

Risk Factors

A detailed discussion of risk factors is included in "Management's Discussion & Analysis – Risks and Uncertainties," which is incorporated herein by reference.

External Issues Affecting West Fraser's Business in 2005

Economic Conditions

West Fraser's earnings are sensitive to changes in world economic conditions, primarily those in North America, Europe and Asia. Most of the Company's revenues are from sales of commodities for which prices are sensitive to variations in supply and demand. Since most of these sales are in foreign currencies, mainly U.S. dollars, currency exchange fluctuations are also a major factor for West Fraser.

Softwood Lumber Dispute

On May 22, 2002, the United States Department of Commerce imposed countervailing duty ("CVD") and antidumping duty ("ADD") orders on shipments of softwood lumber from Canada. From the implementation of these measures until December 20, 2004, West Fraser made cash deposits to the U.S. Treasury of 18.79% of softwood lumber sales values under the CVD order and 2.18% under the ADD order.

Effective December 20, 2004, the Company's CVD and ADD deposit rates were reduced to 17.18% and 0.92%, respectively, as a result of the final determination in the first Administrative Review. These deposits were further reduced due to a ministerial error and recalculated to 16.37% for CVD on February 24, 2005 and to 0.91% for ADD on January 17, 2005. Effective December 12, 2005, the Company's CVD and ADD deposit rates were reduced to 8.70% and 0.51% respectively as a result of the final determination in the second Administrative Review.

During 2003-2005, Canada's appeals of the allegations of subsidy and dumping through the World Trade Organization ("WTO") and the North American Free Trade Agreement ("NAFTA") resulted in several decisions in Canada's favour, which should have ended the dispute, revoked the orders and led to a full refund of deposits. However, the United States continues to collect and hold the deposits. The ongoing dispute has now moved to U.S. courts.

Energy

West Fraser's exposure to energy costs include the purchase of electricity, natural gas, gasoline, diesel fuels, fuel surcharges on purchased transportation, and resins and other natural gas-based chemicals and supplies.

In British Columbia, electricity is purchased from the provincial utility at regulated prices based largely on generation costs. In Alberta, West Fraser is effectively hedged against electricity market price fluctuations for approximately 90% of its consumption through ownership of fixed long-term purchase agreements that provide electricity based on generation costs and inflation, which are currently below prevailing market prices.

The Company's pulp and paper, and newsprint operations are significant consumers of energy. Both the Hinton and Cariboo pulp mills have cogeneration facilities that produce a portion of their energy requirements. The Kitimat mill is installing a cogeneration facility that will produce a portion of its energy requirements.

Environment

West Fraser's operations are subject to various federal, provincial and local environmental protection laws. The Company has internal programs under which all forestry and manufacturing operations are audited for compliance with applicable laws and standards, and with West Fraser's management systems. All of the Company's woodlands operations in Canada, and the harvesting operations of its key U.S. suppliers, are third-party certified to internationally-recognized sustainable forest management standards.

The Safety & Environment Committee of the Company's Board of Directors participates in reviews of environmental matters and makes recommendations to the Board from time to time. The Committee periodically tours selected West Fraser operations. As a responsible environmental steward, West Fraser has adopted an Environmental Policy, a copy of which is contained in this Annual Report.

First Nations Claims

The potential existence of aboriginal title and rights over substantial portions of British Columbia, including areas where the Company's timber tenures are located, has created uncertainty with respect to property rights and natural resource development in the province. The Supreme Court of Canada ("SCC") determined in 1997 that aboriginal groups ("First Nations") may possess rights in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with those rights. Very few areas of British Columbia are the subject of such treaties.

In 2004, the SCC confirmed that the Crown must consult with First Nations before authorizing any activity that might infringe on their interests in certain circumstances and, when appropriate to do so, seek to accommodate those interests by minimizing interference with them. Authorizations requiring consultation may include approval of cutting permits and required ministerial action relating to the transfer or renewal of Crown timber harvesting tenures. The process of consultation and, when appropriate, accommodation is currently not clearly defined, creating some uncertainty with respect to Crown timber harvesting rights held by forestry companies in British Columbia, including West Fraser.

Failure of the government of British Columbia to adequately discharge its obligations to First Nations may affect the validity of its actions in dealing with public rights, including the granting of Crown timber harvesting rights. This uncertainty may be alleviated by the province's Consultation Policy and its "New Relationship" process and principles, the negotiation of Forest and Range Agreements, the negotiation of treaties with First Nations and further judgments of the courts. At this time, the Company cannot predict whether First Nations claims will have a material adverse affect on its timber harvesting rights or on its ability to exercise or renew them, or secure other timber harvesting rights.

Capital Structure

Share Capital and Markets for Securities

The authorized share capital of the Company consists of 230,000,000 shares divided into:

(a) 200,000,000 Common shares
(b) 20,000,000 Class B Common shares, and
(c) 10,000,000 Preferred shares, issuable in series.

The Common shares and Class B Common shares are equal in all respects, including the right to dividends, except that each Class B Common share may at any time be exchanged for one Common share. The Common shares are listed and traded on the Toronto Stock Exchange under the symbol WFT. As at December 31, 2005, the issued share capital consisted of 37,871,786 Common shares and 4,885,206 Class B Common shares.

Market for Securities

The following table sets forth the market price range, in Canadian dollars, and trading volumes of the Company's Common shares on the Toronto Stock Exchange for each month of the most recently completed financial year.

Table X

	High	Low	Close	Volume (000s)
January	50.00	44.02	47.10	1,641
February	54.00	46.95	52.27	1,016
March	54.87	48.25	50.80	1,413
April	53.00	43.37	45.00	1,090
May	47.00	43.25	46.37	1,288
June	49.98	45.22	47.25	705
July	51.50	46.40	48.01	844
August	49.58	45.47	46.75	1,091
September	48.99	42.00	44.44	848
October	46.30	39.75	40.95	849
November	42.99	38.30	41.25	628
December	42.57	39.35	41.22	1,440

Source: www.tradingdata.tsx.com.

Dividends

The declaration and payment of dividends is within the discretion of the Board of Directors of the Company. Historically, dividends have been declared on a quarterly basis payable after the end of each quarter. The Company declared cash dividends of $0.14 per quarter per Common share and Class B Common share. There can be no assurance that dividends will continue to be declared and paid by the Company in the future as the discretion of the Board of Directors will be exercised from time to time taking into account the circumstances of the Company at the time.

Transfer Agent

West Fraser's transfer agent and registrar is CIBC Mellon Trust Company with registers of transfers in Vancouver and Toronto.

Experts

West Fraser's auditor is PricewaterhouseCoopers LLP ("PWC"), who prepared the Auditors' Report included with the Company's Consolidated Financial Statements for the year ended December 31, 2005. PWC has confirmed that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia as of February 9, 2006.

Directors and Officers

Directors

The names and municipalities of residence of the directors of the Company, their principal occupations during the past five years and the periods during which they have been directors of the Company are as follows:

Name and Municipality of Residence	Principal Occupation	Director Since
Henry H. Ketcham Vancouver, British Columbia	Chairman of the Board, President and Chief Executive Officer	September 16, 1985
Clark S. Binkley[1,3 & 4] Cambridge, Massachusetts	Managing Director, International Forestry Investment Advisors (Advisory Services)	February 13, 1992
J. Duncan Gibson[1,2 & 4] Toronto, Ontario	Investor	April 29, 1997
William H. Ketcham[3 & 4] New York, New York	Managing Director, Serafin Partners LLP (private investment)	April 23, 2002
William P. Ketcham[1 & 4] Seattle, Washington	Chairman of the Board, Henry H. Ketcham Lumber Co., Inc. (private investment)	December 1, 1966
Harald H. Ludwig[2 & 4] West Vancouver, British Columbia	President, Macluan Capital Corporation (diversified manufacturing)	May 2, 1995
Brian F. MacNeill[2,4 & 5] Calgary, Alberta	Chairman, Petro-Canada Inc. (energy, exploration, development, refining and marketing)	September 19, 2000
Robert L. Phillips[3 & 4] Vancouver, British Columbia	Corporate Director	April 28, 2005
Janice G. Rennie[1,3 & 4] Edmonton, Alberta	Independent Investor, Director and Business Adviser	April 28, 2004

[1] Member of the Audit Committee.
[2] Member of the Compensation Committee.
[3] Member of the Safety & Environment Committee.
[4] Member of the Governance & Nominating Committee.
[5] Lead Director.

Each director has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years except for Clark S. Binkley who before April 2005 was Senior Vice President, Hancock Natural Resource Group Inc.; J. Duncan Gibson who before November 2001 was Vice-Chairman, Commercial Banking Division, The Toronto-Dominion Bank and held various other positions with The Toronto-Dominion Bank; William H. Ketcham who, before March 2005 was a Managing Director of Fortress Investment Group, and before August 2003 was the managing partner of Serafin Partners, LLP and before December 2002 was Vice-President, Apex Learning Inc.; William P. Ketcham who before January of 2005 was also the President of Henry H. Ketcham Lumber Co., Inc.; Robert L. Phillips who from March 2001 to July 2004 was President and Chief Executive Officer of the BCR Group of Companies and Janice G. Rennie who from September 2004 to September 2005 was Senior Vice President, Human Resources and Organizational Effectiveness with EPCOR Utilities Inc. and before September 2004 was Principal of Rennie and Associates. The term of office of each director will expire at the conclusion of the Company's next annual general meeting.

Officers

Name and Municipality of Residence	Office Held/Principal Occupation
Henry H. Ketcham Vancouver, British Columbia	Chairman, President and Chief Executive Officer
Gerald J. Miller Vancouver, British Columbia	Executive Vice-President, Pulp and Paper
Martti Solin West Vancouver, British Columbia	Executive Vice-President, Finance and Chief Financial Officer
Gary W. Townsend Quesnel, British Columbia	Executive Vice-President, Solid Wood Products
D. Wayne Clogg Victoria, British Columbia	Vice-President, Woodlands
Richard Franko North Vancouver, British Columbia	Vice-President, Export Lumber Sales and Market Development
Rodger M. Hutchinson West Vancouver, British Columbia	Vice-President, Corporate Controller
William H. LeGrow Coquitlam, British Columbia	Vice-President, Transportation and Energy
Christopher D. McIver Quesnel, British Columbia	Vice-President, Lumber Sales
Edward R. Seraphim North Vancouver, British Columbia	Vice-President, Pulp and Paper Sales
Zoltan F. Szucs Coquitlam, British Columbia	Vice-President, Panelboard
Larry S. Hughes Vancouver, British Columbia	Secretary Partner, Lang Michener LLP (lawyers)

Each officer has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years except for Gerald J. Miller, who before 2005 was Group Vice-President, Pulp and Paper and Vice-President, Administration; Edward R. Seraphim who before 2002 was Managing Director of Pulp and Paper Sales; Martti Solin, who before 2005 was Vice-President, Finance and Chief Financial Officer; and Gary W. Townsend, who before 2005 was Group Vice-President, Lumber Operations; Richard Franko, who before 2005 was Vice-President, Sales, Wood Products, Weldwood of Canada Limited; Rodger M. Hutchinson, who before 2003 was Corporate Controller; and Christopher D. McIver who from January 2005 to December 2005 co-managed the lumber sales department integration effort and before January 2005 was MDF Operations Manager.

Shareholdings of Directors and Officers

As at December 31, 2005, the directors and senior officers as a group, beneficially owned directly, or exercised control or direction over 5,867,514 Common shares and 1,911,794 Class B Common shares, being 15% of the outstanding Common shares, 39% of the outstanding Class B Common shares and 18% of the outstanding voting shares of the Company.

Governance

Corporate governance is guided by West Fraser's Corporate Governance Policy, a copy of which may be viewed on the Company's web site: www.westfraser.com. The Board of Directors has established a Governance & Nominating Committee comprised of all non-management directors which provides support for the stewardship and governance role of the Board in reviewing and making recommendations on the composition of the Board, the functioning of the Board and its committees, succession planning as well as all other corporate governance matters and practices. At each meeting of the Board during 2005, the Committee met without management representatives present and reviewed these and other issues.

Audit Committee

The Audit Committee of the Company's Board of Directors assists the Board in fulfilling its responsibility to oversee the Company's financial reporting and audit process. The full text of the Audit Committee's Charter is set out below.

Audit Committee Charter

The Audit Committee Charter, which is set out below, was approved by the Board on December 9, 2003.

General Mandate

To assist the Board in fulfilling its responsibility to oversee the Company's financial reporting and audit processes, its system of internal controls and its process for monitoring compliance with applicable financial reporting and disclosure laws and its own policies.

Responsibilities

The Committee will carry out the following responsibilities:

Financial Statements

- Review significant accounting and financial reporting issues, including complex or unusual transactions, significant contingencies and highly judgmental areas, and recent professional and regulatory pronouncements, and understand their impact on the Company's financial statements.
- Review interim financial reports (including financial statements, management's discussion and analysis and related news releases) with management and the auditors before filing with regulators and consider whether they are complete and consistent with the information known to Committee members.
- Understand how management develops interim financial information, and the nature and extent of auditor involvement.
- Review with management and the auditors the results of the audit, including any difficulties encountered.
- Review the annual financial statements, and consider whether they are complete, consistent with information known to Committee members, and reflect appropriate accounting principles and provide a recommendation to the Board with respect to the approval of the statements.
- Review with management and the auditors all matters required to be communicated to the Committee under generally accepted auditing standards.

Internal Control

- Consider the effectiveness of the Company's internal control over annual and interim financial reporting, including information technology security and control.
- Understand the scope of the auditors' review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management's responses.

Audit

- Review the auditors' proposed audit scope and approach.
- Review the performance of the auditors, and provide recommendations to the Board with respect to the nomination of the auditors for appointment and remuneration.
- Review and confirm the independence of the auditors by obtaining statements from the auditors on relationships between the auditors and the Company, including non-audit services, and discussing the relationships with the auditors.

Compliance

- Review the effectiveness of the system for monitoring compliance with financial reporting and disclosure laws and the results of management's investigation and follow-up (including disciplinary action) of any instances of non-compliance.
- Review the findings of any examinations by regulatory agencies, and any auditor observations.
- Obtain regular updates from management and Company legal counsel regarding compliance matters.

Reporting Requirements

- Regularly report to the Board about Committee activities, issues and related recommendations.
- Provide an open avenue of communication between the auditors and the Board.
- Review any reports the Company issues that relate to Committee responsibilities.

Other Responsibilities

- Institute and oversee special investigations as needed.
- Develop and implement a policy for the approval of the provision of non-audit services by the auditors and assessing the independence of the auditors in the context of these engagements.
- Be available to receive and deal with, on a confidential basis, reports, complaints or other communications from officers or employees of the Company.
- Perform other activities related to this charter as requested by the Board.
- Review and assess the adequacy of the Committee Charter annually, requesting Board approval for proposed changes.
- Review terms of any Code of Conduct established by the Board and respond to any related compliance issues.
- Confirm annually to the Board that all responsibilities outlined in this charter have been carried out.

Qualifications and Procedures

- The composition of the Committee will comply with applicable laws including requirements for independence, unrelated to management, financial literacy and audit experience.
- The Committee will meet at least four times annually, and more frequently as circumstances dictate, and the CFO and a representative of the auditors should be available on request to attend all meetings.
- The Committee should meet privately in executive session with representatives of each of management and of the auditors to discuss any matters of concern to the Committee or such members, including any post-audit management letter.

- Minutes of each meeting should be prepared, approved by the Committee and circulated to the full Board.

Members

The following identifies each current member of the Audit Committee, and the education and experience of each member that is relevant to the performance of the member's responsibilities as an Audit Committee member. All members of the Audit Committee are considered "independent" and "financially literate" within the meaning of MI 52-110.

J. Duncan Gibson

Mr. Gibson holds a Bachelor of Commerce and a Master of Business Administration. His career spanned 27 years with the Toronto-Dominion Bank, including nine years in the Corporate Banking, U.S. Division, and Vice Chairman with responsibility for the Commercial Banking Division.

Clark S. Binkley

Mr. Binkley holds a Bachelor of Arts in Applied Mathematics and a PhD in Forest Economics. He was recently the Chief Investment Officer of the world's largest private equity timberland investment firm. He has served as a director of public and private forest products companies.

William P. Ketcham

Mr. Ketcham, as one of West Fraser's founders, has been involved in the Company's financial affairs since it was established in 1955. He has served as a director and member of the Audit Committee continuously since the Company's first public offering in 1986.

Janice G. Rennie

Mrs. Rennie, who holds a Bachelor of Commerce, is a Chartered Accountant. She was elected as Fellow of the Chartered Accountants in 1998. Mrs. Rennie has chaired or been a member of several audit committees of public companies, including Nova Chemicals Inc., Weldwood of Canada Limited, EPCOR Utilities Inc., Canadian Hotel Income Properties REIT and Matrikon Inc.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy that sets out the pre-approval requirements related to services to be performed by the Company's independent auditors. The policy provides that the Committee will annually review proposed audit, audit-related, tax and other services (to be submitted by the Chief Financial Officer and the independent auditor), and will provide general approval of described services, usually including specific maximum fee amounts.

Unless a service has received general pre-approval, it will require specific pre-approval by the Committee. The Committee is permitted to delegate pre-approval authority to any of its members. The Committee reports on the pre-approval process to the full Board of Directors from time to time.

Fees Paid to Auditors

External Auditor Service Fees ($ thousands) — Table XI

	Audit Fees[1]	Audit-Related Fees[2,3]	Tax Fees[2]	All Other[2,4]
2005	**888**	**202**	**260**	**82**
2004	687	113	357	451

[1] Represents actual and estimated fees related to fiscal year ends.
[2] Represents fees invoiced in the fiscal year.
[3] For assurance and related services that are reasonably related to the performance of the audit but are not reported as "Audit Fees".
[4] 2004 primarily relates to Weldwood acquisition financing activities.

Material Contracts

In 2005 West Fraser entered into a credit agreement with the Toronto-Dominion Bank and other institutional lenders providing for a $500 million five-year revolving credit facility. This credit facility is unsecured and provides for floating rates of interest. The facility may be used by West Fraser for working capital requirements and capital expenditures. The credit agreement requires compliance by West Fraser with certain covenants which are customary in credit facilities of this nature.

West Fraser entered into a trust indenture agreement dated as of October 15, 2004 with J.P. Morgan Trust Company as trustee (the "US Note Indenture") providing for the issuance of US $300 million of senior notes which bear interest at the rate of 5.2% per year and mature on October 15, 2014. West Fraser also entered into a trust indenture agreement dated as of October 19, 2004 with CIBC Mellon Trust Company as trustee (the "Canadian Indenture") providing for the issuance of $150 million of senior unsecured debentures which bear interest at the rate of 4.94% per year and mature on October 19, 2009. West Fraser used the proceeds it received from such issuances to finance the acquisition of Weldwood. The US notes and the Canadian debentures are unsecured but guaranteed by West Fraser Mills. The US Note Indenture and the Canadian Indenture require compliance with certain covenants which are customary in debt issuances of this nature.

The Company entered into two pulp sales agreements each dated as of December 31, 2004 with International Paper Company ("IP") which provide that IP will purchase an aggregate of 170,000 tonnes of NBSK pulp per year for 10 years on a take-or-pay basis. The pulp will be supplied from West Fraser's Hinton pulp mill and its Cariboo joint-venture pulp mill.

Legal Proceedings

In 2002, the U.S. Department of Commerce ("USDOC") issued its final antidumping determination concerning softwood lumber from Canada, in which it found that West Fraser was selling softwood lumber for less-than-fair-value (i.e. "dumping") into the U.S. market. As a result of that determination, West Fraser has been subject to an antidumping duty order against Canadian softwood lumber imports into the United States, and West Fraser has been required to post cash deposits of estimated antidumping duties pursuant to that order.

In 2002, West Fraser challenged the USDOC's dumping determination before a NAFTA bi-national panel. Pursuant to that challenge, on April 21, 2004, the USDOC issued a revised determination in which it reduced West Fraser's antidumping rate to the *de minimis* level of 1.79% – with the result that West Fraser would be excluded from the antidumping order. In a subsequent ruling, the NAFTA panel instructed the USDOC to revoke the antidumping order with respect to West Fraser. The panel also held that West Fraser was entitled to a refund of all cash deposits of estimated antidumping duties posted since the order went into effect. Through December 31, 2005, those deposits totaled US $36.5 million.

Despite the panel's instruction, on July 11, 2005, the USDOC used a new methodology to recalculate West Fraser's margin, resulting in an above *de minimis* rate for West Fraser. West Fraser, joined by the Government of Canada and other Canadian parties, has challenged this action by the USDOC before the same NAFTA panel. A further ruling from that panel, which has already stated that it did not authorize the USDOC to recalculate West Fraser's margin, is expected during the first half of 2006.

Incorporation by Reference

The sections of this Annual Report entitled "Management's Discussion & Analysis" and "Six-Year Review" are incorporated herein by reference.

Additional Information

When securities of the Company are in the course of distribution pursuant to a short form prospectus, or a preliminary short form prospectus has been filed in respect of a distribution of its securities, the Company will, upon request, provide to any person:

(a) one copy of this Annual Information Form, together with one copy of any document, or of the pertinent pages of any document, incorporated by reference in this Annual Information Form;
(b) one copy of the comparative consolidated financial statements of the Company for the year ended December 31, 2005, together with the accompanying auditors' report, and one copy of each interim consolidated financial statement of the Company prepared after December 31, 2005;
(c) one copy of the Information Circular for the annual general meeting of the Company to be held on April 26, 2006; and
(d) one copy of each other document that is incorporated by reference in the short form prospectus or the preliminary short form prospectus and is not described above.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and options to purchase its securities, is contained in the Information Circular. Additional financial information is provided in the Company's comparative consolidated financial statements for the year ended December 31, 2005.

Copies of this Annual Information Form and the documents incorporated by reference therein, the comparative consolidated financial statements of the Company (including the auditors' report) for the year ended December 31, 2005, each consolidated interim financial statement prepared after December 31, 2005, the Information Circular and this Annual Report may be obtained at any time upon request from the Company, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

This Annual Report and additional information concerning the Company may also be obtained on the web site: www.westfraser.com and on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.


RECEIVED

Management's discussion and analysis provides an overview of West Fraser's business operations, as well as an examination of significant developments that have affected West Fraser's financial condition and results of operations for 2005. Factors that could affect future operations are also discussed. These factors may be affected by known and unknown risks and uncertainties that may cause the actual future results of West Fraser to be materially different from those expressed or implied in this discussion.

This discussion and analysis should be read in conjunction with West Fraser's annual consolidated financial statements and the accompanying notes. West Fraser's annual consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars, unless otherwise indicated.

Forward-looking Statements

This management's discussion and analysis contains historical information, descriptions of current circumstances and statements about potential future developments. The latter, which are forward-looking statements, are presented to provide reasonable guidance to the reader but the accuracy of these statements depends on a number of assumptions and is subject to various risks and uncertainties. These statements are not guaranteed by the Company and actual outcomes will depend on a number of factors that could affect the ability of the Company to execute its business plans. Accordingly, readers should exercise caution in relying upon forward-looking statements.

MANAGEMENT'S DISCUSSION & ANALYSIS

Weldwood Acquisition

On December 31, 2004, West Fraser Timber Co. Ltd. (the "Company" or "West Fraser") through its wholly-owned subsidiary, West Fraser Mills Ltd. ("West Fraser Mills"), completed the acquisition of Weldwood of Canada Limited ("Weldwood"). West Fraser's 2005 results include the earnings of the acquired Weldwood operations, which are not reflected in reporting periods before 2005.

With the acquisition of Weldwood, West Fraser became the third-largest lumber producer in North America, the largest plywood producer in Canada and a significant producer of NBSK pulp and LVL. The acquisition included four wholly-owned sawmills and Weldwood's interest in three joint-venture sawmills in British Columbia, increasing West Fraser's interest in the Burns Lake and Decker Lake mills from approximately 32% to 90%, and from 50% to 100% in the Houston mill. West Fraser also acquired two plywood plants, an NBSK pulp mill in Alberta, a 50% interest in an NBSK pulp mill in British Columbia, an LVL facility and two lumber treating facilities. The addition of Weldwood's timber tenures also increased West Fraser's timber tenures to 12.4 million m^3 of AAC.

In order to complete the transaction as planned, West Fraser entered into an agreement ("Consent Agreement") with the Canadian competition regulator, the Competition Commissioner. The Consent Agreement requires, among other things, that West Fraser sell its existing and acquired interests in the Burns Lake and Decker Lake sawmills, representing approximately 320 MMfbm of annual lumber capacity and timber harvesting rights representing an AAC of approximately 350,000 m^3 ("Babine Operations"). In the Company's 2005 financial statements, the book value of the Babine Operations has been presented as held for sale. The Consent Agreement also requires West Fraser to surrender for 10 years 75,000 m^3 of AAC in the Williams Lake area.

On February 3, 2005, a company that has an interest in the Babine Operations filed an application with the Canadian Competition Tribunal to have the Consent Agreement rescinded or varied with respect to the requirement that West Fraser sell its interest in the Babine Operations. The outcome of the application is uncertain. In January 2006, the Competition Commissioner applied to the Competition Tribunal for various determinations including whether the applicant company has standing to make the application. The Competition Tribunal reserved judgment.

In assessing the Weldwood acquisition, West Fraser established $80 million in annual pre-tax synergies as a realistic target to be achieved by the end of the third year after closing. As at December 31, 2005, management estimates that almost $70 million of annual synergies have been obtained on a going-forward basis. The full synergy target is expected to be obtained by the end of 2006.

Transaction Terms

The purchase price for Weldwood, after taking into account the approximately $306 million of cash held by the company when it was acquired, estimated restructuring costs and transaction expenses not related to financing, was $1,124 million. The purchase price allocation was finalized in 2005 as integration costs were refined from original estimates and the value of assets acquired and liabilities assumed were finalized.

In this MD&A, reference is made to EBITDA (defined as operating earnings plus amortization), which West Fraser considers to be a key performance indicator. EBITDA is not a generally accepted earnings measure and should not be considered as an alternative to earnings or cash flows as determined in accordance with Canadian generally accepted accounting principles. As there is no standardized method of calculating EBITDA, the Company's use of the term may not be directly comparable with similarly titled measures used by other companies.

The terms of the transaction provide that the seller, International Paper Company ("IP"), is entitled to the after-tax value of any refunds of softwood lumber duties paid by Weldwood before December 31, 2004, and to further cash consideration, not to exceed $50 million in aggregate, if the average market price of NBSK pulp per tonne exceeds the greater of US $710 and Cdn $950 during any quarter ending on or before June 30, 2007. To date, the average pulp price has been below the levels that would trigger the requirement to pay any additional consideration. West Fraser and IP also entered into two 10-year "take or pay" agreements under which IP agreed to purchase a total of 170,000 tonnes of NBSK pulp annually on agreed market terms.

Financing

The purchase price for Weldwood was financed from the net proceeds of an offering of Common shares, a U.S. dollar offering of 5.2% senior 10-year notes, a Canadian dollar offering of 4.94% five-year debentures, syndicated bank loans and West Fraser's cash on hand at closing. The notes, debentures and loans are unsecured and require West Fraser to comply with certain covenants which are customary in financings of this nature.

Revenue and Earnings Comparison ($ millions, except per share amounts) — **Table XII**

Year Ended December 31	**2005**	2004	2003
Sales by Product			
Lumber	**2,021**	1,475	1,141
Panels	**511**	284	230
Pulp & Paper	**1,045**	641	550
Total	**3,577**	2,400	1,921
EBITDA by Product			
Lumber	**328**	361	99
Panels	**65**	74	37
Pulp & Paper	**62**	45	27
Corp & other	**(8)**	(38)	(12)
Total	**447**	442	151
Earnings	**108**	212	43
Basic Earnings per Share ("EPS") – $	**2.52**	5.75	1.17
Diluted EPS – $	**2.49**	5.36	1.16
Cash Dividends per share – $	**0.56**	0.56	0.56
Total Assets	**3,634**	3,927	2,087
Long-Term Debt	**628**	886	300

The inclusion of Weldwood's operations from January 1, 2005 significantly increased production and shipments of lumber, plywood and pulp over the previous two years. As a result, 2005 sales increased over 2004 and 2003, and generally all costs and expenses that vary with production and sales also increased from the comparative periods.

EBITDA as a percentage of sales was 12% in 2005 compared to 18% in 2004 and 8% in 2003. The percentage decline from 2004 was due primarily to the stronger Canadian dollar, lower prices for SPF lumber and plywood, and increased costs for natural gas and other fuel. EBITDA percentage was further reduced compared to 2004 due to an increase in cost of sales of approximately $17 million resulting from the valuation of acquired finished goods inventory at fair value. This was a one-time adjustment which related to the Weldwood acquisition. The 2003 EBITDA margin was lower than 2004 and 2005 primarily due to lower product prices and a strike at the Company's Kitimat linerboard and kraft paper operations.

Amortization expense increased to $255 million in 2005 from $154 million in 2004 and $142 million in 2003 due primarily to the addition of Weldwood.

Share option expense was a recovery of $6 million in 2005 compared to an expense of $25 million in 2004 and an expense of $9 million in 2003 due to changes in the Company's share price compared to previous years. Interest expense increased by $32 million compared to 2004 due to higher average debt outstanding through 2005 related to financing the Weldwood acquisition.

The strengthening Canadian dollar resulted in an exchange gain of $14 million on U.S. denominated long-term debt compared to gains of $27 million in 2004 and $41 million in 2003.

Total tax and tax-like levies and charges are shown in Table XIII. With the exception of income tax, these payments do not vary directly with profitability. The 2005 provision for income tax was an expense of $42 million (2004 – an expense of $85 million). Note 19 to the accompanying financial statements explains the variance from the statutory rate.

Tax and Tax-like Levies ($ millions) — Table XIII

Year Ended December 31	**2005**	2004
Current Income Tax	**63**	107
Corporation Capital Tax	**4**	–
Canada Pension Plan	**14**	7
Employment Insurance	**7**	4
Property Tax	**23**	14
Social Service Tax	**12**	8
Stumpage & Royalties	**149**	89
Workers Compensation	**13**	8
Other	**3**	2
Total	**288**	239

Selected Quarterly Information ($ millions, except as otherwise indicated) — Table XIV

	2005				2004			
	31-Dec	**30-Sep**	**30-Jun**	**31-Mar**	31-Dec	30-Sep	30-Jun	31-Mar
Sales	**832**	**890**	**953**	**902**	552	700	607	541
Earnings	**9**	**18**	**38**	**43**	41	78	67	27
Basic EPS – $	**0.20**	**0.42**	**0.89**	**1.00**	1.10	2.12	1.82	0.72
Diluted EPS – $	**0.20**	**0.42**	**0.88**	**0.99**	0.94	1.95	1.79	0.71

Fourth Quarter Results

The acquisition of Weldwood increased the production of lumber, plywood and pulp compared to the fourth quarter of 2004, which resulted in increased sales and EBITDA. Interest expense increased to $10 million from $5 million due to increased debt resulting primarily from financing the acquisition. Included in the fourth quarter 2004 results was an exchange gain of $23 million of long-term debt compared to nil in the fourth quarter of 2005.

EBITDA for the lumber division for the quarter was $66 million or 14% of sales compared to $55 million or 17% of sales in the fourth quarter of 2004. This decrease in EBITDA margin compared to the fourth quarter of 2004 was due primarily to the higher mill processing costs of acquired mills and increased freight costs which were only partially offset by reduced lumber duties.

Panel operations generated EBITDA of $13 million or 10% of sales in the quarter compared to $15 million or 23% of sales in the comparable quarter of 2004. The primary reason for the decline in EBITDA margins was lower plywood prices in 2005. The benchmark plywood price averaged $389 per Msf in the fourth quarter of 2005 compared to $459 per Msf in the fourth quarter of 2004. The MDF operations also experienced a decline in EBITDA margins quarter to quarter as a result of lower prices in the fourth quarter of 2005.

The pulp and paper operations recorded EBITDA of $10 million or 4% of sales for the quarter compared to EBITDA of nil in the same quarter last year. The recognition of the benefit of scientific, research and experimental development tax credits lowered the cost of sales, adding $5 million to EBITDA in the quarter. The increased strength of the Canadian dollar relative to the U.S. dollar has effectively offset productivity gains and some U.S. price increases in the Company's pulp and paper business compared to the fourth quarter of 2004.

Fourth Quarter Results — Table XV

	Q4 - 2005	Q4 - 2004
Production		
Lumber – Mfbm	1,011,107	663,841
MDF – Msf (3/4" basis)	74,616	73,957
Plywood - Msf (3/8" basis)	175,510	57,774
LVL – Mcf	737	–
BCTMP - tonnes	135,177	130,129
NBSK – tonnes	153,437	–
Linerboard and Kraft Paper – tonnes	113,399	117,268
Newsprint – tonnes	29,254	32,450
Shipments		
Lumber – Mfbm	1,004,135	742,308
MDF – Msf (3/4" basis)	74,246	72,186
Plywood – Msf (3/8" basis)	161,876	55,772
LVL – Mcf	733	–
BCTMP – tonnes	164,915	138,870
NBSK – tonnes	149,412	–
Linerboard and Kraft Paper – tonnes	119,941	117,203
Newsprint – tonnes	29,098	32,590
Sales – $ millions		
Lumber	443	326
Panels	120	65
Pulp & Paper	269	161
Total	832	552
EBITDA – $ millions		
Lumber	66	56
Panels	13	16
Pulp & Paper	10	–
Corporate & Other	6	2
Total	95	74
Operating earnings – $ millions	31	27
Interest expense – $ millions	(10)	(5)
Exchange gain on long-term debt – $ millions	–	23
Other expense – $ millions	(4)	(3)
Provision for income taxes – $ millions	(8)	(1)
Earnings – $ millions	9	41
$CDN/$US – average	1.17	1.22

Average Transaction Prices (In US$, except plywood)	Q4-2005	Q4-2004
2x4 random length SPF (per Mfbm)[1]	**327**	336
SYP #2 West 2x4 (per Mfbm)[2]	**418**	395
Plywood (per Msf 3/8" basis)[3] Cdn$	**389**	459
MDF (per Msf 3/4" basis)[4]	**407**	420
Newsprint (per tonne)[5]	**627**	567
NBSK (per tonne)[6]	**640**	630
Linerboard (per tonne)[7]	**468**	496

Sources:
[1] Random Lengths – 2x4, #2 & Better – Net FOB mill.
[2] Random Lengths – 2x4 – Net FOB mill westside.
[3] Crow's Market Report – Delivered Toronto.
[4] Resource Information Systems, Inc. – MDF Western U.S. – Net FOB mill.
[5] Resource Information Systems, Inc. – U.S. delivered 48.8 gram newsprint.
[6] Pulp and Paper Week – U.S. list price.
[7] Pulp and Paper Week – Unbleached linerboard kraft, East.

Safety

The health and safety of employees continues to be a core value for West Fraser. In 2005, corporate and divisional health and safety plans were reviewed and refined, and the safety audit program continued to focus on assessing compliance with applicable laws and identifying areas for improvement. The Company also completed a behavioural observation training program for supervisors and established guidelines to deal with high hazard activities. The Company ended 2005 with a significantly improved manufacturing medical incident rate. These advances were overshadowed by two fatal accidents which claimed the lives of two long-time employees. These tragedies underscore the critical importance of safety training, education and communication. West Fraser's goal is to continually improve its safety performance and establish itself as an industry leader in all safety-related areas.

2005 OPERATING RESULTS

Lumber — Table XVI

	2005	2004
Production – SPF – MMfbm	**3,824**	2,470
Production – SYP – MMfbm	**388**	302
Shipments – SPF – MMfbm	**3,816**	2,432
Shipments – SYP – MMfbm	**374**	302
Chip Production – Softwood ODTs	**1,960**	1,181
– SYP ODTs	**186**	156
Sales – $ millions	**2,021**	1,475
EBITDA – $ millions	**328**	361
EBITDA margin – %	**16**	24
Operating Earnings – $ millions	**206**	298
Capital Expenditures – $ millions	**147**	95
Benchmark Price		
– SPF #2 & Better 2 X 4 (per Mfbm)[1] US$	**353**	394
– SYP #2 West 2 X 4 (per Mfbm)[2] US$	**422**	387

Sources:
[1] Random Lengths – 2x4, #2 & Better – Net FOB mill.
[2] Random Lengths – 2x4 – Net FOB mill westside.

EBITDA in the lumber division was $328 million or 16% of sales compared to $361 million or 24% of sales in 2004. The decline in EBITDA margin compared to the previous year was due primarily to lower U.S. dollar prices for SPF lumber and reduced prices for wood chips, combined with a stronger Canadian dollar. Benchmark SPF 2X4 pricing averaged US $353 per Mfbm in 2005 compared to US $394 per Mfbm in the previous year.

The U.S. softwood lumber duties continued to affect the Company's financial results. In 2005, West Fraser expensed lumber duty payments of $151 million (2004 – $156 million). Total duty deposits decreased despite an increase in lumber production due to a combination of lower lumber prices, a reduction in duty deposit rates and the stronger Canadian dollar as duties are assessed and deposited in U.S. dollars.

Export Duties ($ millions) — Table XVII

	Q1	Q2	Q3	Q4	Total
2005	**40**	**43**	**39**	**29**	**151**
2004	31	42	52	31	156
2003	23	26	31	32	112
2002[1]	2	(13)	29	24	42

[1] After 2001 reversals.


Lumber
Operating Earnings
($ millions)
300
250
200
150
100
50
0
01 02 03 04 05

U.S. lumber demand was strong in 2005 due to record housing starts. However, prices were lower than the previous year due to increased supply from U.S. domestic producers and from both Canadian and offshore suppliers.

The significant increase in West Fraser's lumber production and shipments primarily reflects production from the sawmills acquired at the end of 2004. The Company also continued its capital expenditure program which contributed to productivity increases although some lost production resulted from equipment tie-ins related to this program.

West Fraser's sawmills operated well during the year. Ten sawmills set annual production records, while annual lumber recovery records were set at nine operations despite deteriorating log quality at several operations due to the mountain pine beetle. These operational milestones were achieved through West Fraser's continued focus on sharing best practices across its divisions and by continuing to implement new technologies to maintain operating efficiency and performance.

In 2005, capital expenditures were $147 million ($95 million in 2004) which included the purchase of new equipment such as modern scanning technology installed in the Sundre and Hinton sawmills to improve lumber throughput and recovery, and reduce costs. Of this total, $46 million has been spent on the sawmill rebuild at Quesnel, which is expected to start production in the fall of 2006. The sawmill will have an annual production capacity of 500 MMfbm on a two-shift basis, an increase from the original mill's capacity of 380 MMfbm on a three-shift basis. Total rebuild costs, originally forecast to be $100 million, are currently expected to be approximately $120 million due primarily to escalating construction and material costs.


Production
(MMfbm)
5000
4000
3000
2000
1000
0
01 02 03 04 05

A third shift was added to the Houston sawmill in July 2005 and a third shift was added to the 100 Mile House sawmill in the first quarter of 2006.

With increasing volumes of pine beetle-affected logs being processed by West Fraser's mills, the Company introduced enhanced scanning technology at a selected sawmill designed to improve the effectiveness of processing beetle-affected logs and improve recovery and grade. Pending a positive review, this technology will be considered for other West Fraser facilities processing beetle-affected logs.

With the purchase of Weldwood, West Fraser expanded its lumber sales department in Quesnel and its export sales group in Vancouver. The Company also has an office in Japan which continues to assist with customer service.

The treating plant at the Sundre mill was converted to alkaline copper quaternary ("ACQ") from chromated copper arsenate. ACQ meets general customer preferences for products treated with a non-arsenic-based compound. All of Sundre's treated products,

including fence posts, grapestakes and high-quality decking lumber, are now preserved on site with ACQ.

During the third quarter, the joint-venture Red Earth, Alta. sawmill was shut down indefinitely due to very difficult operating conditions. A charge of $8 million related to asset write-downs, site remediation and severance is reflected in the Company's 2005 results.

Many analysts predict that higher interest rates will influence the U.S. housing market in 2006 with demand moderating from its record 2005 level. This slowdown, combined with an anticipated continuing increase in lumber supply, particularly from European producers, is expected to result in lower lumber prices in 2006. The softwood lumber dispute with the United States will continue to cause uncertainty and may result in price volatility in 2006. For further details, see "Business Outlook 2006".


Panels
Operating Earnings
($ millions)
50
40
30
20
10
0
01 02 03 04 05

Panels Table XVIII

	2005	2004
MDF		
Production – MMsf – 3/4" basis	**294**	285
Shipments – MMsf – 3/4" basis	**290**	288
Plywood		
Production – MMsf – 3/8" basis	**721**	249
Shipments – MMsf – 3/8" basis	**713**	256
LVL		
Production – Mcf	**3,179**	–
Shipments – Mcf	**3,134**	–
Sales – $ millions	**511**	284
EBITDA – $ millions	**65**	74
EBITDA margin – %	**13**	26
Operating Earnings – $ millions	**27**	45
Capital Expenditures – $ millions	**24**	10
Benchmark Price – MDF (per Msf 3/4" basis)[1] US$	**414**	392
– Plywood (per Msf 3/8" basis)[2] Cdn$	**387**	531

[1] Source: Resource Information Systems Inc. – MDF Western U.S. – Net FOB mill.
[2] Source: Crow's Market Report – Delivered Toronto.


Plywood Production
(MMsf 3/8")
800
600
400
200
0
01 02 03 04 05

EBITDA in the panels division was $65 million or 13% of sales compared to $74 million or 26% of sales in 2004. EBITDA as a percentage of sales decreased primarily as a result of lower plywood product prices and higher fibre and conversion costs. In 2005, the average benchmark price for Canadian Softwood Plywood was $387 per Msf, down from $531 per Msf in 2004.

Plywood
Increases in 2005 in both plywood production and shipments reflect the addition of two plywood plants acquired at the end of 2004. All three of the Company's plywood plants operated well with recovery and production records established at Alberta Plywood and Quesnel Plywood.

While plywood demand remained strong in 2005, continued competition from oriented strand board ("OSB") led to a significant price reduction. The strengthening Canadian dollar also eroded sales revenue, but to a lesser extent than with lumber as most plywood sales are to Canadian customers.

Several analysts have predicted that plywood prices in 2006 may be influenced downward by an anticipated rise in interest rates which would result in decreased housing starts and product demand. Continuing competition from alternate products, including OSB, may also affect demand and prices.

An $8 million capital project at Alberta Plywood, expected to be completed by the end of the first quarter of 2006, should result in an increase in production and a decrease in natural gas usage.

MDF

Both of the Company's MDF operations set production records in 2005. Compared to 2004, annual production increased by 6% at WestPine and 1% at Ranger Board. Combined production was 294 MMsf in 2005 compared to 285 MMsf in 2004. West Fraser's MDF business continues to focus on productivity improvements, cost reductions and other operating efficiencies.


MDF Production
(MMsf 3/4")
300
250
200
150
100
50
0
01 02 03 04 05

The increase in MDF benchmark prices in 2005 reflected an increased demand for specific products. However, mill net realizations were down due to the stronger Canadian dollar, increased freight costs and some sales to lower-priced markets.

The MDF business continues to be faced with increasing competition from offshore manufacturing of both MDF panels and finished MDF products such as furniture. However, the North American laminated flooring market, which is a key market for the Company, showed promising growth in 2005.

LVL

The Company's LVL facility operated well throughout the year establishing an annual production record of 3,179 Mcf. Continuing demand for LVL products led to price increases and the addition of several new customers. The increasing average square footage of new single family homes in the United States has helped drive demand for engineered wood products. A commonly anticipated reduction in U.S. housing starts in 2006 may result in decreased LVL demand and lower prices.



Pulp & Paper — Table XIX

	2005	2004
Production – Mtonnes	**1,711**	1,103
Shipments – Mtonnes	**1,707**	1,073
Sales – $ millions	**1,045**	641
EBITDA – $ millions	**62**	45
EBITDA margin – %	**6**	7
Operating loss – $ millions	**(30)**	(15)
Capital Expenditures – $ millions	**47**	32


Pulp & Paper
Operating Earnings
($ millions)


60
50
40
30
20
10
0
-10
-20
-30
01 02 03 04 05

EBITDA in the pulp and paper business was $62 million or 6% of sales compared to $45 million or 7% of sales in 2004. Higher prices, denominated mainly in U.S. dollars, for most product lines were largely offset by the stronger Canadian dollar. Increases in production reflect record production in the majority of the operations and the addition of Weldwood's interest in two NBSK mills acquired at the end of 2004.

Pulp — Table XX

	2005	2004
Production[1] – NBSK – Mtonnes	**581**	–
Shipments[1] – NBSK – Mtonnes	**570**	–
Production – BCTMP – Mtonnes	**551**	522
Shipments – BCTMP – Mtonnes	**550**	495
Benchmark Price – NBSK (per tonne)[2] US$	**646**	640

[1] For Cariboo Pulp & Paper, includes West Fraser's share.
[2] Pulp and Paper Week – U.S. list price.

Pulp production at the BCTMP mills, Quesnel River Pulp and Slave Lake Pulp, increased to 550,772 tonnes from 521,707 tonnes in 2004. Production at both mills increased as a result of grade optimization as well as a variety of other productivity initiatives. The Slave Lake pulp mill established, for the fourth consecutive year, an annual production record despite production curtailments during high electricity cost periods. Average BCTMP unit production costs declined by approximately 5% from the prior year levels, despite generally higher energy and fuel prices.

The two NBSK pulp mills acquired at the end of 2004 had combined production of 580,894 tonnes, with the Hinton mill establishing an annual production record in the year.



Pulp Production
(thousand tonnes)
1200
1000
800
600
400
200
0
01 02 03 04 05

Combined capital spending at the four pulp mills was $25 million. Projects included the completion of the effluent system upgrade at Quesnel River Pulp as well as several other equipment replacement and high-return capital projects.

North American NBSK pulp prices quoted in U.S. dollars were slightly higher from 2004, although discounts generally increased in 2005 resulting in lower net prices. Prices in export markets declined during the year. The strengthening Canadian dollar combined with lower U.S. dollar net prices reduced the Canadian dollar pulp mill net returns by approximately 10% from 2004 levels.

Demand for BCTMP was generally weak, but sales improved in the latter half of the year. Shipments to various consumers in China accounted for a significant proportion of the increased sales volume.

Shipments of NBSK under the long-term supply agreements were in line with contracted volumes. The agreements provide for a minimum annual volume until December 2014 at prices based on North American list prices less a fixed discount.

During the year, all NBSK sales and marketing activities were integrated into West Fraser's existing pulp sales organization. As part of this process, several direct marketing functions as well as some agency arrangements were combined.

West Fraser expects pulp prices to increase in the first half of 2006, due in part to significant Canadian pulp capacity reductions as a result of mill closures. However, planned capacity increases by South American producers expected to be in production by the second half of the year will increase supply. This may result in price decreases by year end.



Linerboard & Kraft Paper
Production (thousand tonnes)
500
400
300
200
100
0
01 02 03 04 05

Linerboard and Kraft Paper — Table XXI

	2005	2004
Production – Mtonnes	**449**	446
Shipments – Mtonnes	**458**	445
Benchmark Price – Linerboard (per tonne)[1] US$	**472**	461

[1] Source: Pulp & Paper Week – Unbleached linerboard kraft, East.

Operations at the Kitimat linerboard and kraft paper mill continued to improve with an annual record for total production (449,176 tonnes) established. Unit production costs were controlled, mitigating the effect of rising energy prices. In mid-2006, the mill will commission equipment which will use existing process steam to generate approximately 20 megawatts of electricity annually for consumption by the mill. Total 2005 capital expenditures were $16 million.

At current prices and value of the Canadian dollar, profitability at this operation is a significant challenge. However, improved pricing, continued productivity and cost improvements should lead to more satisfactory results in the future. Linerboard markets strengthened toward the end of 2005. West Fraser expects this will continue at least

through the first half of 2006, due in large part to expected reductions in North American production capacity.

Newsprint (West Fraser's share) Table XXII

	2005	2004
Production – Mtonnes	**130**	135
Shipments – Mtonnes	**129**	134
Benchmark Price (per tonne)[1] US$	**600**	544

[1] Resource Information Systems, Inc. – U.S. delivered 48.8 gram newsprint.

Newsprint Production (thousand tonnes)

140
112
84
56
28
0
01 02 03 04 05

Newsprint production was 4% lower in 2005 compared to the previous year primarily as the result of manufacturing a lower average basis weight product and downtime taken in the latter part of the year as part of a capital upgrade project. The pulping capacity of the mill will be increased with the upgrade of refiners and other pulping equipment. This project, when completed in early 2006, will also provide the opportunity to manufacture more pulp during off-peak electricity periods to take advantage of lower electricity prices. West Fraser's share of 2005 capital expenditures was $6 million.

Newsprint demand continues to erode due to reduced consumption in North America. However, newsprint supply has also been reduced with several mill closures and conversions of various newsprint machines to other grades. Both these trends are expected to continue.

North American newsprint prices, denominated in U.S. dollars, increased in 2005. The extent of the price increase exceeded the offsetting increase in the value of the Canadian dollar resulting in a mill net increase of approximately 3% over 2004 levels.

With current prices and an announced price increase for early 2006, West Fraser expects that average newsprint returns will be higher in 2006 than in 2005.

Significant Management Judgments Affecting Financial Results

The preparation of financial statements require management to make estimates and assumptions, and to select accounting policies, that affect the amounts reported in the financial statements. The significant accounting policies followed by West Fraser are disclosed in Note 1 to the audited financial statements included in this Annual Report. The following items are the judgments considered most significant.

Asset Valuation

West Fraser believes that the frequency of technological changes in its manufacturing processes should be reflected in its choice of amortization periods. Accordingly, West Fraser amortizes its manufacturing equipment and machinery over periods ranging from 10 to 20 years, with sawmill machinery and equipment averaging 10 to 12 years. Timber rights are amortized over periods up to 60 years. In addition to the appropriateness of the amortization periods, West Fraser periodically reviews estimated future cash flows from its assets as part of its consideration of whether the carrying value of the assets is appropriate.

Reforestation Obligation and Other Asset Retirement Obligations

West Fraser's Canadian operations are required by provincial regulations to carry out reforestation to ensure re-establishment of the forest after harvesting. Reforested areas must be tended for a period sufficient to ensure that they are well established. The time to meet regulatory requirements depends on a variety of factors, but in West Fraser's operating areas usually spans 12 to 15 years. The estimated total cost of reforestation is accrued when harvesting takes place. These estimates are reviewed by the Company at least annually, and adjusted if appropriate.

The Company records the estimated fair value of a liability for other asset retirement obligations in the period a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset and amortized over its useful life. The liability is accreted over time through periodic charges to earnings and is reduced by actual costs of settlement. Payments relating to landfill closure and site remediation costs are expected to occur over periods ranging up to 20 years.

Countervailing and Antidumping Duties

The current softwood lumber dispute began in May 2002 when the United States imposed certain import duties on Canadian softwood lumber. The Company and other Canadian forest products companies received a series of favourable rulings with respect to that dispute that indicate a total or partial refund of deposits made on account of duties paid is possible. West Fraser believes that recording a reversal of previously expensed duty deposits is not appropriate due to the uncertainty related to the timing and amount, if any, of potential refunds. Refunds will be reflected in the Company's earnings when receipt is reasonably certain.

Defined Benefit Plan Assumptions

West Fraser maintains defined benefit pension plans for many of its employees. The provision of future funding requirements and the expense for accounting purposes for such plans depends on assumptions made by the Company, as well as on actual returns experienced on the assets associated with the plans. The Company makes assumptions it believes to be conservative. Effective December 31, 2005 the discount rate used in valuing pension plan liabilities was decreased from 6.00% to 5.25%, which, after a partial offset for the reduction in the assumption relating to future compensation increases, increased West Fraser's accrued benefit obligation by approximately $68 million.

Defined Benefit Pension Plan Assumptions — Table XXIII

	2005	2004
Discount rate	**5.25%**	6.00%
Expected rate of return on plan assets	**7.00%**	7.00%
Rate of increase in future compensation	**3.25%**	3.75%

Change in Accounting Policy

Effective January 1, 2005, the Company adopted the new accounting guidelines for consolidation of variable interest entities ("VIE") per CICA Accounting Guideline 15. This guideline requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interest. Accordingly, the Company began consolidating one of its joint-venture interests that was previously proportionately consolidated. The effect on assets was an increase of $7 million and the effect on liabilities was an increase of $5 million. There was no impact on earnings or equity from applying this VIE guideline. The change in accounting policy was applied prospectively with no restatement of prior periods in accordance with the transitional provisions of the guideline.

Capital Structure

The combined number of Common shares and Class B Common shares outstanding was 42,756,992 as at December 31, 2005 (2004 – 42,744,750). The increase reflects the issuance of 12,242 Common shares pursuant to the Employee Share Purchase Plan.

All of West Fraser's debt, other than current borrowings incurred from time to time for the Company's joint-venture newsprint mill, is unsecured and ranks equally in right of payment. On December 31, 2005, the ratio of West Fraser's Net Debt to Capitalization was .29 (December 31, 2004 – .25).

West Fraser's fixed-interest term debt is rated as investment grade by leading rating agencies. Although the ratings were unchanged from 2004, Standard & Poor's changed its outlook from 'Stable' to 'Negative'.

Debt Ratings — Table XXIV

Agency	Rating	Outlook
Dominion Bond Rating Service	BBB	Stable
Moody's	Baa2	Negative
Standard & Poor's	BBB	Negative

Capital Requirements and Liquidity

Summary of Financial Position ($ millions, except as otherwise indicated) (at Dec. 31) — Table XXV

	2005	2004
Net cash[1]	**18**	350
Current Assets	**988**	1,202
Current Liabilities	**617**	799
Ratio of current assets to current liabilities	**1.6**	1.5
Net Debt	**775**	602
Shareholders' Equity	**1,866**	1,782
Net Debt to Capitalization[2] – %	**29**	25

[1] Net cash consists of cash and short-term investments less outstanding cheques in excess of funds on deposit.
[2] Net debt (total debt less cash and short-term investments) divided by net debt plus shareholders' equity.

West Fraser's cash requirements, other than for operating purposes, are primarily for interest, repayment of debt, additions to property, plant, equipment and timber, acquisitions and payment of dividends. In years without a major acquisition or debt repayment, cash on hand and cash provided by operations have normally been sufficient to meet these requirements.

Cash generated from operating activities in 2005 was $30 million (2004 – $395 million), comprised of cash generated of $266 million (2004 – $286 million) before the change in non-cash working capital items and cash used of $236 million (2004 – $109 million cash provided) related to non-cash working capital items.

During 2005, additions to property, plant, equipment and timber amounted to $224 million (2004 – $1,264 million including Weldwood acquisition). Proceeds from disposal of property, plant, equipment and timber was $23 million (2004 – $28 million) and common share dividends were $24 million (2004 – $21 million).

In 2005, the Company refinanced its operating credit facility, changing from a $350 million 2-year committed revolving facility to a $500 million 5-year committed facility. During 2005, operating debt increased by $99 million leaving approximately $350 million in unused credit facilities at December 31, 2005. Long-term debt repayments totaling $249 million were made during the year.

Contractual Obligations at December 31, 2005 ($ millions)[1] Table XXVI

	2006	2007	2008	2009	2010	Thereafter	Total
Long-term Debt	5	125	–	150	–	348[2]	628
Operating Leases	2	2	1	1	1	2	9
Capital Asset Commitments	47	–	–	–	–	–	47
Total	54	127	1	151	1	350	684

[1] Contractual obligations means an agreement related to debt, leases and enforceable agreements to purchase goods or services on specified terms, but does not include reforestation obligations, energy purchases under various agreements, accounts payable in the ordinary course of business or contingent amounts payable.
[2] Represents U.S. denominated debt of $300 million.

Bill 198

Bill 198 was passed in 2003 to empower Canadian securities regulators to develop and enforce regulations to strengthen corporate governance with the goal of restoring investor confidence.

In 2005, West Fraser adopted a comprehensive Disclosure Policy which includes the establishment of a Disclosure Committee, and, under the direction of the Chief Executive Officer and Chief Financial Officer, West Fraser documented and established disclosure controls and procedures, and evaluated their design and operating effectiveness.

In addition, West Fraser established a Bill 198 project team and continues to commit significant internal and external resources to ensure that all current and anticipated requirements related to internal controls over financial reporting under Bill 198 are met within the guidelines and timeframes to be finalized by Canadian securities regulators.

Risks and Uncertainties

Fluctuations in Price and Demand for Products

West Fraser's financial performance is principally dependent on the selling prices of, and the demand for, the products it sells. Prices and demand for the Company's products have fluctuated significantly in the past and may fluctuate significantly in the future. Markets for forest products are highly cyclical and affected by factors such as global economic conditions, changes in industry production capacity, changes in inventory levels, and other factors beyond the Company's control. In addition, interest rates have a significant effect on residential construction and renovation activity, which in turn influences the demand for and prices of building materials, such as lumber, plywood and LVL.

The Company cannot predict future market conditions or product demand and pricing. Although costs may increase due to higher input costs or due to under-utilization of productive capacity during times of low demand, the Company's customers may not accept price increases for the products. Prolonged or severe weakness in the market for any of its principal products would adversely affect the Company's business, financial condition, results of operations and cash flows.

Currency Risk

Most of West Fraser's products are sold at prices that, although denominated in various currencies, are generally based on prevailing U.S. dollar prices. The majority of the Company's costs and expenses are incurred in Canadian dollars. This results in significant earnings sensitivity to changes in the U.S.-Canadian dollar exchange rate. Also, payment terms for offshore sales may be up to 180 days, exposing West Fraser to the risk of exchange rate fluctuations in the period between sale and payment. Although West Fraser does not hedge its foreign exchange exposure with financial forward or option contracts, U.S. dollar-denominated debt and operations in the U.S. provides a limited offset to the U.S. dollar exchange exposure. During 2005, the U.S. dollar traded at between Cdn $1.27 and $1.14, with an average of $1.21 (2004 – between $1.40 and $1.17, with an average of $1.30).

Softwood Lumber Dispute

Most of the lumber sold by West Fraser is to customers in the United States. Any settlement of the current lumber trade dispute with the U.S. which has the effect of materially restricting access by West Fraser to the U.S. market for the sale of lumber could materially affect its business, financial condition and results of operations.

Availability of Fibre and Changes in Stumpage Fees

West Fraser's principal raw material is timber. The Company meets a significant portion of its timber requirements through government grants of timber from provincial ministries of natural resources. The Company is charged stumpage fees for its harvesting activities on Crown lands. Provincial governments prescribe the methodology that determines the amount of the stumpage fees charged to the Company for timber harvested on Crown lands. Changes in methodology or rates may be imposed that adversely impact the Company's results.

Competition

The markets for West Fraser's products are highly competitive. The Company's ability to maintain and improve its cost of producing and delivering its products to its markets is therefore crucial to its future financial condition. Factors which affect West Fraser's competitive position include the cost and availability of raw materials, energy and labour, the quality of its products and its level of customer service, and its ability to maintain high operating rates and lower its per unit manufacturing costs. If West Fraser is unable to compete successfully, its financial condition could suffer.

Operational Curtailments and Transportation Limitations

West Fraser may suspend operations at one or more of its facilities or logging operations in response to environmental risks, workplace safety concerns or other operational issues, including power failure, equipment breakdown, dry forest conditions, severe weather conditions, labour disruptions and fire hazards. Unscheduled operational suspensions could have a material adverse effect on West Fraser's financial condition. From time to time, West Fraser may also face rail car and truck shortages that limit product deliveries to its customers, which may have a material adverse effect on its financial performance.

Labour Relations

West Fraser employs a unionized workforce in a number of its operations. Production disruptions resulting from walkouts or strikes by unionized employees could result in lost production and sales, higher costs and supply constraints that could have a material adverse impact on West Fraser's business. In addition, West Fraser depends on a variety of third parties that employ unionized workers to provide critical services to the Company's operating facilities. Labour disputes experienced by third parties could lead to disruptions at Company facilities.

Natural Disasters

West Fraser's operations are subject to adverse natural events such as forest fires, adverse weather conditions, disease or prolonged drought. The coastal region of British Columbia is also subject to earthquake activity. These events could damage or destroy West Fraser's physical facilities or its timber supply and similar events could also impact the facilities of West Fraser's suppliers or customers. Any such damage or destruction could have a significant adverse effect on West Fraser's operations and financial results. Although West Fraser has what it believes to be reasonable insurance arrangements in place to cover certain of such incidents, there can be no assurance that these insurance arrangements will be sufficient to fully protect West Fraser against such losses. As is common in the industry, West Fraser does not insure losses of standing timber for any cause.

Mountain Pine Beetle Infestation

In British Columbia's Central Interior, a mountain pine beetle infestation has been spreading since about 1994. Recent surveys indicate that more than 400 million m^3 of lodgepole pine in British Columbia has been affected by the mountain pine beetle.

The Timber Supply Areas ("TSA") in Quesnel, Prince George, Williams Lake, 100 Mile House, and the Lakes and Morice districts, continue to be the most heavily affected by the mountain pine beetle. These are all areas in which West Fraser has operations. The Dawson Creek TSA, where the Company also operates, currently has a relatively low level of infestation, although it is spreading in this area.

The provincial government has temporarily increased the AAC by approximately 14 million m^3 in the northern and central areas of B.C. from pre-infestation levels. The Company estimates that approximately 85% of the wood supplied to its B.C. Interior operations is currently from beetle-infested stands.

The Company has added shifts and increased capacity at many of its facilities to process the increased availability of beetle-affected timber. West Fraser has also upgraded and installed new technologies in many of its sawmills to improve the effectiveness and efficiency of milling dry sawlogs. The Company's new sawmill in Quesnel, which is currently under construction, will be equipped with modern scanning and processing technologies to enhance the Company's timber processing effectiveness.

The long-term effect of the mountain pine beetle infestation on West Fraser's operations is less clear. Preliminary analyses by the Province indicate that the harvest levels in the Central and Northern Interior may be reduced by 20% to 25% below pre-beetle harvest levels beyond 2015 or by as much as 50% from current elevated available harvest levels. It is also expected that the grade and volume of lumber that can be recovered from the beetle-infested logs will diminish over time. However, the timing and extent of these reductions on West Fraser's timber supply, and the effect on lumber recovery and grade, depends on a variety of factors and cannot be determined at this time.

In 2005, the mountain pine beetle appeared along the Eastern slopes of the Rocky Mountains including within the Company's Hinton, Alberta forest management area. Aggressive control action by the Alberta government and industry, combined with normally colder weather in the region, may contain the spread of the beetle in this province more effectively than in B.C.

Environment

West Fraser's operations are subject to industry specific environmental regulations relating to air emissions, wastewater (effluent) discharges, solid waste, landfill operations, forestry practices and site remediation. West Fraser has incurred, and will continue to incur, capital and operating costs and expenditures to comply with applicable environmental laws and regulations. No assurance can be given that changes in environmental laws and regulations or their application will not have a material adverse effect on West Fraser's business, financial condition and operational results. Similarly, no assurance can be given that any capital expenditures necessary for future compliance with such environmental laws and regulations could be financed from West Fraser's available cash flow. West Fraser may discover currently unknown environmental problems, contamination, or conditions relating to its past or present operations. This may require site or other remediation costs to maintain compliance or correct violations of applicable environmental laws and regulations or result in governmental or private claims for damage to person, property or the environment, which could have a material adverse effect on West Fraser's business, financial condition and operational results.

First Nations Claims

Failure of the government of British Columbia to adequately discharge its obligations to First Nations groups may affect the validity of its actions in dealing with public rights, including the granting of Crown timber harvesting rights. This uncertainty may be alleviated by the province's consultation policy and its "New Relationship" process and principles, the negotiation of Forest and Range Agreements, the negotiation of treaties with First Nations, and further judgments of the courts. The Company cannot assure that First Nations claims will not in the future have a material adverse affect on its timber harvesting rights or its ability to exercise or renew them or secure other timber harvesting rights.

Business Outlook 2006

Key uncertainties facing the Company in 2006 include potential commodity price movements and changes in the value of the Canadian dollar compared with the U.S. dollar.

Earnings Sensitivity to Key Variables – based on year-end capacities[1] ($ millions) — **Table XXVII**

Factor	Variation		Change in Earnings
Lumber price	US $50	Change per Mfbm	128
Plywood price	US $50	Change per Msf	31
MDF price	US $50	Change per Msf	11
NBSK price	US $50	Change per tonne	22
BCTMP price	US $50	Change per tonne	21
Linerboard price	US $50	Change per tonne	13
Kraft paper price	US $50	Change per tonne	4
Newsprint price	US $50	Change per tonne	5
US – Canadian $ exchange rate[2]	US $0.01	Change per Cdn $	19
Sawlog cost	Cdn $10	Change per m^3	104

[1] Assumes exchange rate of Cdn $1.15 per US $1.00.

[2] Excludes exchange impact on translation of U.S. denominated debt and other monetary items and product prices.

The ongoing softwood lumber dispute has gone through most of the appeal mechanisms under NAFTA and the Company expects the outcome of any further appeals to be positive for Canada. West Fraser also believes that the appeal dealing with refunds of West Fraser's antidumping duty deposits will be resolved in a manner favourable to West Fraser. However, the dispute will continue to consume time and resources in 2006 and will also continue to impair the free market flow of lumber between Canada and the United States. While a negotiated settlement may emerge, it is difficult to determine the timing, nature or scope of any such agreement.

Many analysts are expecting a slowdown in the U.S. economy in the second half of 2006 that, when combined with interest rate increases which occurred in 2005 and are anticipated for 2006, may cause a reduction in housing starts and other construction-related activity. Lumber output from British Columbia should continue at a strong pace reflecting the increased availability of timber resulting from the mountain pine beetle infestation. European lumber imports are expected to continue to gain marketshare in North America. All of these factors may apply downward pressure on lumber and structural panel prices.

Several factors, including lower inventory levels in Europe and China, have resulted in higher pulp prices in early 2006. This trend may be short lived, and one of the key factors which West Fraser expects to dampen pulp prices in 2006 is the anticipated offset of capacity reductions with new or increased offshore production capacity.

The Company's estimated 2006 capital expenditures of $200 million, which includes approximately $70 million related to the completion of the Quesnel sawmill rebuild,

represents 80% of expected 2006 amortization. The planned expenditures are primarily for high pay-back items to enhance future profitability.

In the lumber segment, examples include improvements to primary log break-down equipment and the completion of new energy systems at various mills, which will displace natural gas as a source of energy for drying lumber. Pulp and paper segment projects include the completion of a cogeneration project at the Kitimat linerboard and kraft paper mill that will use existing process steam to generate approximately 20 megawatts of electricity that will be consumed at the mill. Other projects include an upgrade to one of the pulp process lines to increase production, reduce energy and improve quality. Various other cost reduction and equipment replacement projects will be undertaken during the year.

Measures taken to improve operating production at the Kitimat mill have been successful and there is potential for price increases in linerboard during 2006. A significant reduction in North American linerboard capacity took place in 2005 and this should improve the supply/demand balance.

The Company expects to complete the rebuild of its Quesnel sawmill in the fall of 2006, which will increase annual production capacity from 380 MMfbm (on a three-shift basis) to 500 MMfbm (on a two-shift basis). No significant disruption of current operations is anticipated. West Fraser's continued technological improvements in its sawmills should reduce the potentially adverse effects of processing increasing volumes of lower quality logs being harvested from forests infested by the mountain pine beetle.

62

RECEIVED
2007 JUN -1 A 10: 17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 52-109F1

Certification of Annual Filings

I, Henry H. Ketcham, Chairman, President and Chief Executive Officer of West Fraser Timber Co. Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of West Fraser Timber Co. Ltd. (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 30, 2006.

Henry H. Ketcham
Chairman, President and Chief Executive Officer

1099637.1

RECEIVED
2007 JUN -1 A 10: 17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FORM 52-109F1

Certification of Annual Filings

I, Martti Solin, Executive Vice-President, Finance and Chief Financial Officer of West Fraser Timber Co. Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of West Fraser Timber Co. Ltd. (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 30, 2006.

Martti Solin
Executive Vice-President, Finance and
Chief Financial Officer



RESPONSIBILITY OF MANAGEMENT

The management of West Fraser Timber Co. Ltd. is responsible for the preparation, integrity and objectivity of the consolidated financial statements and all related financial data contained in the annual report. The consolidated financial statements have been prepared by management in accordance with accounting principals generally accepted in Canada and necessarily include amounts that represent the best estimates and judgments of management.

Management maintains a system of internal controls over financial reporting that encompasses policies, procedures and controls to provide reasonable assurance that assets are safeguarded against loss or unauthorized use, transactions are executed and recorded in accordance with management's authorization and financial records are accurate and reliable.

The Company's independent auditors, who are appointed by the shareholders, conduct an audit in accordance with Canadian generally accepted auditing standards to allow them to express an opinion on the financial statements.

The Board of Directors provides oversight to the financial reporting process through its Audit Committee, comprised of four Directors, none of whom is an officer or employee of the Company. The Audit Committee meets regularly with management and the Company's auditors to review the statements and matters relating to the audit. The Company's auditors have full and free access to the Audit Committee. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for issuance to the shareholders.

Henry H. Ketcham
Chairman of the Board,
President & Chief Executive Officer

Martti Solin
Executive Vice-President, Finance
& Chief Financial Officer

January 31, 2006

AUDITORS' REPORT

To the Shareholders of
West Fraser Timber Co. Ltd.

We have audited the consolidated balance sheets of West Fraser Timber Co. Ltd. as at December 31, 2005 and 2004 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia

January 31, 2006

CONSOLIDATED BALANCE SHEETS

As at December 31, 2005 and 2004 (in thousands of Canadian dollars)

	2005	2004
Assets		
Current assets		
Cash and short-term investments	$ 62,199	$ 349,563
Accounts receivable	308,509	296,267
Inventories (note 7)	572,004	541,155
Prepaid expenses	14,081	15,297
Current assets held for sale (note 4)	30,739	–
	987,532	1,202,282
Property, plant, equipment and timber (note 8)	2,230,055	2,344,544
Deferred charges (note 9)	27,143	36,320
Goodwill (note 3)	263,719	276,660
Other assets (note 10)	61,537	67,611
Long-term assets held for sale (note 4)	63,697	–
	$ 3,633,683	$ 3,927,417
Liabilities and Shareholders' Equity		
Current liabilities		
Cheques issued in excess of funds on deposit	$ 43,899	$ –
Operating loans (note 11)	165,111	66,000
Accounts payable and accrued liabilities	333,075	385,563
Income tax payable	4,661	147,261
Current portion of reforestation obligation	52,319	50,379
Current portion of long-term debt (note 11)	4,500	150,250
Current liabilities held for sale (note 4)	13,555	–
	617,120	799,453
Long-term debt (note 11)	623,860	735,536
Other liabilities (note 12)	132,960	195,748
Future income taxes (note 19)	377,637	409,546
Long-term liabilities held for sale (note 4)	16,187	–
Non-controlling interest	–	5,617
	1,767,764	2,145,900
Shareholders' equity (note 13)	1,865,919	1,781,517
	$ 3,633,683	$ 3,927,417

Commitments (note 14)

Contingencies (note 22)

Approved by the Board of Directors

William P. Ketcham
Director

J. Duncan Gibson
Director

CONSOLIDATED STATEMENTS OF EARNINGS

For the years ended December 31, 2005 and 2004 (in thousands of Canadian dollars, except earnings per share)

		2005		2004
Sales	$	3,576,701	$	2,400,007
Costs and expenses				
Cost of products sold		2,321,785		1,359,622
Freight and other distribution costs		541,966		346,329
Countervailing and antidumping duties		151,431		155,633
Amortization		255,384		153,866
Selling, general and administration		120,318		71,905
Share option expense (recovery)		(5,666)		25,085
		3,385,218		2,112,440
Operating earnings		191,483		287,567
Other				
Interest expense – net (note 17)		(48,424)		(16,044)
Exchange gain on long-term debt		13,850		26,620
Other expense (note 18)		(5,471)		(1,419)
Earnings before income taxes and non-controlling interest		151,438		296,724
Provision for income taxes (note 19)				
Current		(66,878)		(106,858)
Future		24,581		22,104
		(42,297)		(84,754)
Earnings before non-controlling interest		109,141		211,970
Non-controlling interest		(1,491)		–
Earnings	$	107,650	$	211,970
Earnings per share (note 20)				
Basic	$	2.52	$	5.75
Diluted	$	2.49	$	5.36

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the years ended December 31, 2005 and 2004 (in thousands of Canadian dollars)

		2005		2004
Retained earnings				
Balance – beginning of year	$	1,185,102	$	993,783
Earnings		107,650		211,970
		1,292,752		1,205,753
Common share dividends		(23,941)		(20,651)
Balance – end of year	$	1,268,811	$	1,185,102

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2005 and 2004 (in thousands of Canadian dollars)

	2005	2004
Cash flows from operating activities		
Earnings	$ 107,650	$ 211,970
Items not affecting cash		
Amortization	255,384	153,866
Exchange gain on long-term debt	(13,850)	(26,620)
Change in reforestation obligation	(2,134)	(11,007)
Change in other long-term liabilities	(67,043)	2,717
Change in deferred charges	9,101	(15,019)
Future income taxes	(24,326)	(25,403)
Gain on asset sales	(3,171)	(6,540)
Other	4,145	2,207
	265,756	286,171
Net change in non-cash working capital items	(236,053)	108,951
	29,703	395,122
Cash flows from financing activities		
Repayment of long-term debt	(249,300)	(13,338)
Proceeds from long-term debt	–	625,780
Net proceeds from bank operating loans	99,111	66,000
Common share dividends	(23,941)	(20,651)
Issuance of Common shares (note 13)	527	268,719
Other	166	270
	(173,437)	926,780
Cash flows from investing activities		
Additions to property, plant, equipment and timber	(224,401)	(140,112)
Proceeds from disposal of property, plant, equipment and timber	22,624	27,718
Acquisition – net of cash acquired (note 3)	–	(1,123,863)
Decrease (increase) in other assets	14,248	(1,942)
	(187,529)	(1,238,199)
(Decrease) increase in cash	(331,263)	83,703
Net cash – beginning of year	349,563	265,860
Net cash – end of year	$ 18,300	$ 349,563
Net cash consists of		
Cash and short-term investments	$ 62,199	$ 349,563
Cheques issued in excess of funds on deposit	(43,899)	–
	$ 18,300	$ 349,563
Supplemental information		
Interest paid	$ 50,219	$ 23,321
Income taxes paid	$ 243,662	$ 35,623

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004 (Figures are in thousands of Canadian dollars except where indicated)

1. Nature of operations and significant accounting policies

Nature of operations

The Company is an integrated forest products company producing lumber, panels and pulp and paper products.

Basis of presentation

The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. Certain comparative figures have been reclassified to conform to the current year's presentation.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Principal direct and indirect operating subsidiaries are West Fraser Mills Ltd., West Fraser Forest Products Inc., Blue Ridge Lumber Inc., Ranger Board Inc., Alberta Plywood Ltd., West Fraser (South), Inc., West Fraser Newsprint Ltd., Slave Lake Pulp Holdings Ltd., and Sundre Forest Products Ltd.

Investments in and operations of the Company's joint ventures are accounted for by the proportionate consolidation method, except for consolidated variable interest entities.

Revenue recognition

Revenues are derived from product sales and are recognized upon the transfer of significant risks and rewards of ownership, provided collectibility is reasonably assured.

Use of estimates

The preparation of financial statements requires estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant areas requiring estimates are asset valuations, reforestation obligations, other asset retirement obligations, employee future benefits, and countervailing and antidumping duties. Actual amounts could differ materially from those estimates.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies, including long-term debt, are translated into Canadian dollars at the exchange rates prevailing at the end of the period. Other assets and liabilities and income and expense items are translated at the exchange rates prevailing on the transaction dates. Resulting exchange gains or losses are included in earnings.

The Company's foreign operations are considered to be integrated. Accordingly, monetary items are translated at the rates of exchange in effect at the balance sheet dates, and non-monetary items are translated at historical exchange rates. Revenues and expenses are translated at the average rate of exchange in effect during the period in which they occur, except for amortization of assets, which is translated at the same historical exchange rate as the asset to which it relates. Gains or losses on the translation of monetary items are included in earnings.

Cash and short-term investments

Cash and short-term investments consist of cash on deposit and short-term interest bearing securities with maturities at their purchase date of three months or less.

Inventories

Inventories of logs and manufactured products are valued at the lower of average cost and net realizable value. Inventories of other raw materials, processing materials and supplies are valued at the lower of average cost and replacement cost.

Property, plant, equipment and timber

Property, plant, equipment and timber is stated at cost less accumulated amortization. Major manufacturing assets under construction include capitalized interest and preproduction and start-up costs, where applicable. Expenditures for additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to earnings. Upon retirement, disposal or destruction of assets, the cost and related amortization are removed from the accounts and any gain or loss is reflected in earnings.

Property, plant and equipment are principally amortized on a straight-line basis over their estimated useful lives as follows:

Buildings	10 – 40 years
Manufacturing equipment and machinery	10 – 20 years
Fixtures and other equipment	3 – 10 years

Cost of logging roads and timber rights are amortized over a period not exceeding 60 years.

Capitalized preproduction and start-up costs are amortized over a period not exceeding five years.

Goodwill
Goodwill represents the excess of the purchase price paid for an acquisition over the fair value of the net assets acquired. Goodwill is not amortized, but is subject to an impairment test on at least an annual basis, or more frequently if events or circumstances indicate that it may be impaired.

Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of impairment loss, if any.

Impairment of long-lived assets
The Company reviews property, plant, equipment and timber for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed by comparing the carrying amount to the projected future net cash flows the long-lived assets are expected to generate.

Asset retirement obligations
The Company harvests timber under various timber rights. Estimated future reforestation obligations are accrued and charged to earnings at the time the timber is harvested. The reforestation obligation is reviewed periodically and changes to estimates are credited or charged to earnings.

The Company records the estimated fair value of a liability for other asset retirement obligations in the period a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset and amortized over its useful life. The liability is accreted over time through periodic charges to earnings and is reduced by actual costs of settlement.

Share-based compensation
The Company's share option plan gives share option holders the right to elect to receive a cash payment in lieu of exercising the option to purchase Common shares. The Company records an expense or recovery for share options, based on the quoted market value of the Company's Common shares. If an option holder elects to purchase Common shares, as opposed to receiving a cash payment, both the exercise price and the accrued liability is credited to shareholders' equity.

The Company's directors' deferred share unit plan ("DDSU") allows for settlements in cash or shares at the holder's option, and therefore, is accounted for as a liability. Changes in the Company's obligations under the DDSU, which arise from fluctuations in the market price of the Company's Common shares underlying this plan, are recorded in selling, general and administration expense.

Employee future benefits
The Company accounts for its obligations under employee benefit plans net of plan assets.
The Company has adopted the following policies for its defined benefit plans:

- The cost of pensions earned by employees is actuarially determined using the projected benefit method prorated on service and management's best estimates of expected plan investment performance, salary escalation and retirement ages of employees;
- For the purpose of calculating the expected return on plan assets, those assets are valued at fair value;
- Past service costs from plan amendments are amortized on a straight-line basis over the estimated average remaining service period of employees active at the date of the amendments;

- The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of the active employees.

For defined contribution plans, the pension expense recorded in earnings is the amount of contributions the Company is required to pay for services rendered by employees.

Income taxes

Future income taxes are provided for using the liability method. Under the liability method, future income taxes are recognized for temporary differences between the tax and financial statement bases of assets, liabilities and certain carry-forward items.

Future income tax assets are recognized only to the extent that it is more likely than not that they will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

2. Change in accounting policy

Effective January 1, 2005, the Company adopted the new accounting guidelines for consolidation of variable interest entities ("VIE") per CICA accounting Guideline 15. This guideline requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interest. Accordingly, the Company began consolidating one of its joint venture interests that was previously proportionately consolidated. The effect on assets was an increase of $7,031 and the effect on liabilities was an increase of $5,321. There was no impact on earnings or equity from applying this VIE guideline. The change in accounting policy was applied prospectively with no restatement of prior periods in accordance with the transitional provisions of the standard.

3. Acquisition

On December 31, 2004, the Company acquired the only issued share of Weldwood of Canada Limited ("Weldwood"), an integrated forest products company, for net cash consideration of $1,123,842. The terms of the transaction also provide that the seller is entitled to the net after-tax value of any refunds of softwood lumber duties paid by Weldwood before December 31, 2004 and to further cash consideration, not to exceed $50,000 in aggregate, if the average market price of NBSK pulp per tonne exceeds the greater of US$710 dollars and Cdn $950 dollars during any quarter ending on or before June 30, 2007. To date, the average pulp price has been below the levels that would trigger additional consideration. Weldwood was amalgamated with West Fraser Mills Ltd., the Company's principal operating subsidiary, effective January 1, 2005.

The acquisition has been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase. The finalized allocation of the purchase cost for the acquisition is as follows:

	Final December 31, 2005	Preliminary December 31, 2004
Net assets acquired	**$ 1,430,321**	$ 1,430,342
Less: Cash acquired	**(306,479)**	(306,479)
Net non-cash assets acquired	**$ 1,123,842**	$ 1,123,863
Allocation:		
Current assets	**$ 347,494**	$ 344,769
Current liabilities	**(210,526)**	(219,872)
Property, plant and equipment	**692,660**	698,142
Timber	**432,340**	432,340
Goodwill	**263,719**	276,660
Other assets	**17,770**	3,280
Reforestation obligation	**(53,294)**	(50,474)
Asset retirement obligation	**(3,769)**	(1,558)
Timber damage deposits	**(1,369)**	–
Employee future benefits	**(111,552)**	(108,582)
Future income taxes	**(244,014)**	(245,225)
Non-controlling interest	**(5,617)**	(5,617)
Net cash consideration	**$ 1,123,842**	$ 1,123,863

December 31, 2005 and 2004 (Figures are in thousands of Canadian dollars except where indicated)

The allocation above includes costs related to the acquisition of $6,805 and estimated severance and other costs associated with the integration of Weldwood of $13,366, a reduction from the original estimate, as the Company finalized its integration plan. For the year ended December 31, 2005, $5,275 was paid related to the estimated severance and other restructuring costs.

The Company entered into a consent agreement (the "Consent Agreement") on December 7, 2004 with the Canadian Commissioner of Competition which requires the Company, among other things, to divest an approximate 90% interest in two sawmills and their related timber harvesting rights. The former Weldwood assets and liabilities related to these operations are included in the allocation above, and are classified as held for sale at December 31, 2005.

4. Assets held for sale

The Company has commenced activities to sell its approximate 90% interest in two sawmills and their related timber harvesting rights pursuant to the Consent Agreement. The non-controlling interest of $7,108 that relates to these operations is included in long-term liabilities held for sale.

In addition, the Company is selling a harvesting and road maintenance business and related equipment located in Alberta.

The sales of these operations are expected to occur in 2006. The results of operations from these assets held for sale are included in the consolidated statement of earnings. Effective January 1, 2006, amortization will not be charged on the assets held for sale.

5. Impairment of long-lived assets

During the year, the Company expensed $7,715 related to the shut-down of a 50% owned sawmill. Of this amount, $5,184 was charged to amortization expense and $2,531 of other closure costs was charged to administration expense.

6. Investment in joint ventures

The Company's proportionate share of the joint ventures is as follows:

		2005[1]		2004[2]
Current assets	$	**57,078**	$	33,915
Non current assets		**149,096**		168,245
Total assets		**206,174**		202,160
Current liabilities		**(23,510)**		(23,523)
Non-current liabilities		**(22,396)**		(8,068)
Equity	$	**160,268**	$	170,569
Sales	$	**198,670**	$	259,155
Costs and expenses		**186,472**		216,161
Earnings before income taxes	$	**12,198**	$	42,994
Cash flows from operating activities	$	**40,607**	$	56,734
Cash flows from financing activities	$	**–**	$	(3,631)
Cash flows from investing activities	$	**(10,403)**	$	1,634

The Company has business transactions with certain of its joint venture participants and entities related to these participants. All transactions are at market prices and on normal business terms.

(1) The 2005 figures include 50% of Alberta Newsprint Company and Cariboo Pulp and Paper.

(2) The 2004 asset, liability and equity figures include 50% of Alberta Newsprint Company and Cariboo Pulp and Paper (purchased December 31, 2004) and 50% Seehta Forest Products (consolidated January 1, 2005). The 2004 income and cash flow figures include 50% of Alberta Newsprint Company, 50% of Seehta Forest Products, 50% of Houston Forest Products Company and 31.58% of Babine Forest Products Company.

7. Inventories

	2005	2004
Logs and wood chips	$ 178,103	$ 154,718
Manufactured products	305,609	298,615
Processing materials and supplies	88,292	87,822
	$ 572,004	$ 541,155

8. Property, plant, equipment and timber

			2005
	Cost	Accumulated amortization	Net
Manufacturing plant, equipment and machinery	$ 3,136,882	$ 1,690,656	$ 1,446,226
Construction-in-progress	99,581	-	99,581
Timber rights and roads	854,330	208,988	645,342
Rental properties	19,632	5,299	14,333
Other	26,836	2,263	24,573
	$ 4,137,261	$ 1,907,206	$ 2,230,055

			2004
	Cost	Accumulated amortization	Net
Manufacturing plant, equipment and machinery	$ 3,049,052	$ 1,496,633	$ 1,552,419
Construction-in-progress	40,975	–	40,975
Timber rights and roads	887,157	183,491	703,666
Rental properties	30,242	5,214	25,028
Other	24,040	1,584	22,456
	$ 4,031,466	$ 1,686,922	$ 2,344,544

9. Deferred charges

	2005	2004
Deferred pension (note 15)	$ 20,760	$ 26,152
Deferred financing fees – net	6,383	10,168
	$ 27,143	$ 36,320

Deferred financing fees are amortized over the term of the related debt.

10. Other assets

	2005	2004
Investments	$ 16,297	$ 15,617
Power purchase agreements – net	28,673	30,685
Advances for timber and timber deposits	16,567	21,309
	$ 61,537	$ 67,611

Power purchase agreements

The Company entered into agreements to acquire a portion of the electricity to be generated from two power plants in Alberta, beginning January 1, 2001, at substantially predetermined prices. The Company's share is expected to be 150 megawatts per year to 2013 and 120 megawatts per year to 2020. The Company also has entered into agreements to resell the electricity at prevailing market prices. At the same time, the Company's Alberta operations purchase electricity at prevailing market prices. Power purchase agreements are amortized over the life of the underlying agreements, being 17 and 20 years.

December 31, 2005 and 2004 (Figures are in thousands of Canadian dollars except where indicated)

11. Long-term debt and operating loans

Long-term debt

	2005	2004
US $125,000 notes; interest at 7.50%	$ –	$ 150,250
Cdn $125,000 debentures due 2007; interest at 6.80%	124,960	124,936
Cdn $100,000 bank loan; interest at floating rates [1]	–	100,000
Cdn $150,000 debentures due 2009; interest at 4.94%	150,000	150,000
US $300,000 senior notes due 2014; interest at 5.20%	348,900	360,600
Cdn $4,500 term note; interest at floating rates [1]	4,500	–
	628,360	885,786
Less: Current portion	4,500	150,250
	$ 623,860	$ 735,536

[1] Floating rates are based on prime, US base, bankers acceptances or LIBOR at the Company's option.

Interest payments are made on a semi-annual basis with the exception of the Cdn $4,500 term note, which is made quarterly.

Principal repayments required are as follows:	
2006	$ 4,500
2007	124,960
2008	–
2009	150,000
2010	–
Thereafter	348,900
	$ 628,360

Operating loans

The Company has approximately $530,000 (2004 – $395,000) in revolving lines of credit available, $165,111 of which was drawn as at December 31, 2005 (2004 – $66,000). Interest is payable at floating rates based on prime, US base, bankers acceptances or LIBOR at the Company's option. The Company has also issued $14,392 (2004 – $59,612) under various letters of credit.

All long-term debt and bank lines of credit are unsecured except for a $5,000 joint venture line of credit which is secured by its working capital.

12. Other liabilities

	2005	2004
Post retirement obligations (note 15)	$ 44,243	$ 111,190
Timber damage deposits	10,921	7,359
Reforestation obligation – long-term	68,187	70,563
Other asset retirement obligations	9,609	6,636
	$ 132,960	$ 195,748

Asset retirement obligations

The Company's asset retirement obligations relate to its responsibility for reforestation under various timber rights and to landfill closure and other site remediation costs.

Changes in asset retirement obligations are as follows:

	Reforestation	Other	2005 Total	2004 Total
Asset retirement obligations – beginning of year	$ 120,942	$ 6,636	$ 127,578	$ 82,383
Liabilities recognized	44,182	–	44,182	30,739
Liabilities settled	(45,504)	(106)	(45,610)	(25,672)
Accretion expense	5,412	868	6,280	4,093
Change in estimates	(4,209)	–	(4,209)	(15,996)
Acquired obligations (note 3)	2,820	2,211	5,031	52,031
Asset retirement obligations – end of year	123,643	9,609	133,252	127,578
Less:				
Current portion	(52,319)	–	(52,319)	(50,379)
Long-term liabilities held for sale	(3,137)	–	(3,137)	–
	$ 68,187	$ 9,609	$ 77,796	$ 77,199

The total undiscounted amount of the estimated cash flows to settle the above obligations is $154,519 (2004 – $147,732). The cash flows have been discounted using an inflation and credit adjusted risk-free rate of 4.6% to determine fair value.

The timing of the reforestation payments is based on the Company's estimate of the amount of time required to attain free to grow status in a given area, which is generally between 12 to 15 years. Payments relating to landfill closure and site remediation costs are expected to occur at periods ranging up to 20 years.

13. Shareholders' equity

Authorized share capital

10,000,000 Preferred shares, issuable in series, without par value
200,000,000 Common shares, without par value
20,000,000 Class B common shares, without par value

	2005 Number of shares issued	2005 Amount	2004 Number of shares issued	2004 Amount
Common	37,871,786	$ 597,061	37,359,544	$ 596,484
Class B common	4,885,206	491	5,385,206	541
Total Common	42,756,992	597,552	42,744,750	597,025
Retained earnings		1,268,811		1,185,102
Share purchase loans		(444)		(610)
		$ 1,865,919		$ 1,781,517

Share capital transactions during 2005

The Company issued 12,242 Common shares for $527 and 500,000 Class B common shares in the amount of $50 were exchanged for Common shares during the year.

Share capital transactions during 2004

The Company issued 5,852,000 share subscription receipts at $47 dollars per receipt on August 12, 2004 pursuant to a short form prospectus. The share subscription receipts were converted on a one-for-one basis to Common shares of the Company on December 31, 2004 and proceeds of $267,023 (net of $8,021 of issuance costs) were credited to Common share capital. In addition, the Company issued 36,036 Common shares for $1,696 during the year.

Rights and restrictions

Common shares

Common shares and Class B common shares are equal in all respects except that each Class B common share may at any time be exchanged for one Common share.

December 31, 2005 and 2004 (Figures are in thousands of Canadian dollars except where indicated)

Dividends payable

Dividends declared and unpaid at December 31, 2005 amounted to $5,986 (2004 – $5,165) and are included in accounts payable and accrued liabilities.

Share purchase loans

Share purchase loans receivable of $444 (2004 – $610) under the Company's management share purchase plan are included as a reduction of shareholders' equity. The loans are non-interest bearing, mature in 2006 through 2008 and are secured by a pledge of 18,475 (2004 – 24,624) Common shares.

Share option plan

The Company has a share option plan for its directors, officers and employees, under which it may grant up to 3,505,506 share options. The exercise price of a share option is the closing price of the Company's Common shares on the day preceding the grant date. The options vest at 20% per year from the grant date and expire after 10 years. A summary of the activity in the share option plan is presented below:

	2005 Options		2005 Weighted average exercise price (dollars)	2004 Options		2004 Weighted average exercise price (dollars)
Outstanding – beginning of year	**1,866,348**	**$**	**30.10**	2,074,522	$	29.02
Granted	**313,030**		**51.56**	170,000		38.90
Exercised	**(266,073)**		**29.65**	(338,574)		27.60
Expired/cancelled	–		–	(39,600)		32.55
Outstanding – end of year	**1,913,305**	**$**	**33.68**	1,866,348	$	30.10
Exercisable – end of year	**1,143,602**	**$**	**28.94**	1,144,853	$	28.82

The following table summarizes information about the share options outstanding at December 31, 2005:

Range of exercise prices (dollars)	Number outstanding	Weighted average remaining contractual life (years)		Weighted average exercise price (dollars)	Number of exercisable options		Weighted average exercise price (dollars)
$21.08 – $24.07	339,758	5.0	$	21.07	277,285	$	21.07
$27.61 – $29.75	491,266	3.7	$	29.33	491,266	$	29.33
$33.41 – $35.54	599,251	6.4	$	33.57	333,051	$	33.67
$38.90	170,000	8.1	$	38.90	42,000	$	38.90
$51.56	313,030	9.1	$	51.56	–	$	–
	1,913,305	6.0	$	33.68	1,143,602	$	28.94

Directors' deferred share unit plan

Under the DDSU, non-employee directors of the Company may elect to receive all or a portion of their fee for that fiscal year in the form of deferred share units which vest immediately. Units are redeemable, in cash or Common shares, only following resignation or retirement and must be redeemed by December 15 of the following year and in certain cases a shorter time period. As at December 31, 2005, there were 13,149 (2004 – 5,996) units outstanding.

14. Commitments

a) Operating leases

The Company is committed to payments under certain operating leases for equipment, land, buildings and office space. The payments required under these leases over the next five years amount to $9,202 (2004 – $8,909).

2006	$	1,866
2007		1,692
2008		1,471
2009		1,258
2010		1,126
Thereafter		1,789
	$	9,202

b) Product purchase and sale commitments

The Company has long-term purchase and sale contracts with annual minimum volume commitments. All contracts are at market prices and on normal business terms.

c) Capital expenditures

Capital commitments at December 31, 2005 amounted to $47,417.

15. Employee future benefits

The Company maintains non-contributory defined benefit and defined contribution pension plans covering a majority of its employees. The defined benefit plans provide pension benefits based on either length of service or earnings and length of service. The Company has partially funded supplemental defined benefit pension plans for certain salaried employees. The Company also provides group life insurance, medical and extended health benefits to certain employee groups.

The total pension expense for the Company's defined contribution pension plans is $2,103 (2004 – $1,838).

The status of the Company's defined benefit pension plans and other benefit plans, in aggregate, is as follows:

	Pension plans		Other benefit plans	
	2005	2004	**2005**	2004
Expense				
Current service cost	**$ 25,849**	$ 12,490	**$ 1,004**	$ 171
Interest cost on earned benefit obligations	**39,513**	18,265	**2,920**	645
Actual return on plan assets	**(62,799)**	(35,858)	**-**	–
Actual actuarial loss (gain) on benefit obligation	**73,291**	8,426	**4,134**	(15)
Other	**(93)**	816	**-**	–
Expense before adjustments to recognize the long-term nature of employee future benefit costs	**75,761**	4,139	**8,058**	801
Difference between expected return and actual return on plan assets	**24,169**	17,428	**-**	–
Difference between net actuarial (gain) loss recognized and actual (gain) loss on benefit obligation	**(73,545)**	(8,034)	**(4,032)**	103
Difference in other	**187**	(637)	**460**	460
Net expense	**$ 26,572**	$ 12,896	**$ 4,486**	$ 1,364
Accrued benefit obligation				
Projected benefit obligations – opening	**$ 653,108**	$ 284,100	**$ 48,773**	$ 10,716
Acquired plans	**–**	338,480	**2,969**	37,596
Current service cost	**24,892**	12,569	**863**	171
Interest cost	**36,171**	18,265	**2,539**	645
Benefits paid	**(35,361)**	(9,713)	**(3,563)**	(340)
Actuarial losses and other	**73,190**	9,407	**3,343**	(15)
Projected benefit obligations – ending	**$ 752,000**	$ 653,108	**$ 54,924**	$ 48,773
Plan assets				
Fair value – opening	**$ 584,892**	$ 264,814	**$ -**	$ –
Acquired plans	**-**	267,493	**-**	–
Actual return on plan assets	**62,799**	35,858	**-**	–
Contributions	**86,601**	26,514	**3,563**	340
Benefits paid	**(35,361)**	(9,701)	**(3,563)**	(340)
Other	**9**	(86)	**-**	–
Fair value – ending	**$ 698,940**	$ 584,892	**$ -**	$ –

December 31, 2005 and 2004 (Figures are in thousands of Canadian dollars except where indicated)

		Pension plans		Other benefit plans
	2005	2004	2005	2004
Funded status of the plans				
Plan (deficit) surplus – registered plans	$ (53,051)	$ 6,925	$ (54,924)	$ (11,177)
– supplemental plans	(9)	(4,154)	–	–
– acquired plans	–	(70,987)	–	(37,596)
	(53,060)	(68,216)	(54,924)	(48,773)
Unamortized net actuarial losses	68,472	23,476	5,926	2,416
Unamortized past service costs	1,895	2,069	–	–
Unamortized net transitional amount	(2,409)	(2,460)	3,223	3,684
Contributions after measurement date	6,521	2,766	–	–
Long-term liabilities held for sale	873	–	–	–
Net accrued benefit (liability) asset	$ 22,292	$ (42,365)	$ (45,775)	$ (42,673)
Represented by				
Deferred pension (note 9)	$ 20,760	$ 26,152	$ –	$ –
Pension and other benefit plans (note 12)	659	(68,517)	(45,775)	(42,673)
Long-term liabilities held for sale (note 4)	873	–	–	–
	$ 22,292	$ (42,365)	$ (45,775)	$ (42,673)

The significant actuarial assumptions used are as follows:

		Pension plans		Other benefit plans
	2005	2004	2005	2004
For the year ended December 31				
To determine benefit obligation at end of year				
Discount rate	5.25%	6.00%	5.25%	6.00%
Expected rate of return on plan assets	7.00%	7.00%	n/a	n/a
Rate of increase in future compensation	3.25%	3.75%	n/a	n/a
To determine benefit expense (income) for the year				
Discount rate	6.00%	6.25%	6.00%	6.25%
Expected rate of return on plan assets	7.00%	7.00%	n/a	n/a
Rate of increase in future compensation	3.75%	4.00%	n/a	n/a

The Company funds health care benefit costs, shown under other benefit plans, on a pay as you go basis. The actuarial assumptions are for extended health care cost increases of 10% per year for five years, grading down to 4.5% per year thereafter, with no increase in the medical services plan.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point increase or decrease in assumed health care cost trend rates would have the following effects for 2005:

	Increase	Decrease
Total of service and interest cost	$ 683	$ 547
Accrued benefit obligation	$ 8,137	$ 6,515

Assets

The Company's defined benefit plans' weighted-average asset allocations at the measurement date[1], by asset category, are as follows:

	2005	2004
Equity investments	53%	56%
Fixed income investments	38%	41%
Other	9%	3%
	100%	100%

[1]Acquired plan assets were valued as at the acquisition date of December 31, 2004.

Actuarial valuations

Actuarial valuations of the Company's pension plans are generally required every three years. The most recent valuations and the next scheduled valuations for the Company's principal defined benefit plans are as follows:

Last actuarial valuation date	Scheduled valuation date	Percentage of benefit obligation	Percentage of fair value of assets
December 31, 2002	December 31, 2005	34	35
December 31, 2003	December 31, 2006	3	3
December 31, 2004	December 31, 2005	6	7
December 31, 2004	December 31, 2007	57	55
		100	100

16. Financial instruments

a) Fair values

The recorded amounts for cash and short-term investments, accounts receivable, accounts payable and accrued liabilities and bank operating loans approximate fair values, based on their short-term maturities.

The fair value of the Company's long-term debt at December 31, 2005 was $617,539 (2004 – $904,356) based on rates currently available to the Company for long-term debt with similar terms and remaining maturities.

b) Credit risk

The Company sells its products to a variety of customers with various payment terms and therefore is exposed to credit risk. The Company has adopted policies and procedures designed to limit this risk.

c) Currency risk

A significant portion of the Company's earnings are generated from sales denominated in U.S. dollars. The Company does not use forward exchange contracts to reduce its exposure to exchange rate movements, however, the Company also has a significant portion of its long-term debt denominated in U.S. dollars.

17. Interest expense

	2005	2004
Long-term interest	$ **(44,342)**	$ (27,320)
Current interest (expense) income – net	**(4,082)**	11,276
	$ **(48,424)**	$ (16,044)

18. Other (expense) income

	2005	2004
Gain on asset sales	$ **3,171**	$ 6,540
Rental income – net	**1,490**	2,932
Foreign exchange loss – net	**(14,511)**	(7,649)
Other – net	**4,379**	(3,242)
	$ **(5,471)**	$ (1,419)

19. Income taxes

The Company's effective tax rate is as follows:

	2005 Amount	2005 %	2004 Amount	2004 %
Income taxes at statutory rates	$ **52,287**	**34.9**	$ 105,692	35.6
Large corporations tax	**3,452**	**2.3**	87	–
Non-taxable amounts	**2,025**	**1.4**	(12,402)	(4.2)
Rate differentials between jurisdictions and on specified activities	**(8,833)**	**(5.9)**	(3,913)	(1.3)
Reduction in statutory income tax rates	**(9,518)**	**(6.4)**	(3,052)	(1.0)
Other	**2,884**	**1.9**	(1,658)	(0.5)
	$ **42,297**	**28.2**	$ 84,754	28.6

December 31, 2005 and 2004 (Figures are in thousands of Canadian dollars except where indicated)

The components of the future income taxes are as follows:

	2005	2004
Future income tax liabilities		
Property, plant, equipment and timber	$ (462,632)	$ (504,914)
Other	(11,466)	(19,717)
	(474,098)	(524,631)
Future income tax assets		
Reforestation obligation	45,212	40,229
Post-retirement obligations	8,993	38,458
Other	42,256	36,398
	96,461	115,085
	$ (377,637)	$ (409,546)

In addition, the Company has unrecognized capital loss carry-forwards of $3,803 available to offset future capital gains.

20. Earnings per share

Basic earnings per share are calculated based on earnings available to Common shareholders, as set out below, using the weighted average number of Common shares outstanding. Diluted earnings per share assume the exercise of options using the treasury stock method and the conversion on the issuance date of subscription receipts to Common shares. The diluted earnings per share calculation reflects the weighted average number of subscription receipts outstanding during 2004.

	2005	2004
Earnings available to shareholders	$ 107,650	$ 211,970
Weighted average number of shares		
Weighted average shares – basic	42,731,125	36,848,188
Subscription receipts	-	2,078,579
Share options – treasury stock method	556,334	600,403
Weighted average number of shares – diluted	43,287,459	39,527,170
Earnings per share (dollars)		
Basic	$ 2.52	$ 5.75
Diluted	$ 2.49	$ 5.36

21. Segmented information

The segmentation of the Company's manufacturing operations into lumber, panels and pulp and paper is based on a number of factors, including similarities in products, production processes, and economic characteristics. The accounting policies of each segment are the same as those described in note 1.

2005 (figures are in millions of dollars)	Lumber	Panels	Pulp & paper	Corporate and other	Consolidated
Sales at market prices[1]					
To external customers	$ 2,020.9	$ 511.0	$ 1,044.8	$ –	$ 3,576.7
To other segments	86.0	5.0	–	–	
	$ 2,106.9	$ 516.0	$ 1,044.8	$ –	
EBITDA[2]	$ 327.8	$ 65.4	$ 62.2	$ (8.5)	$ 446.9
Amortization	121.9	38.1	92.5	2.9	255.4
Operating earnings (loss)	205.9	27.3	(30.3)	(11.4)	191.5
Interest expense	(28.0)	(9.1)	(10.1)	(1.2)	(48.4)
Exchange gain on long-term debt	-	-	-	13.9	13.9
Other income (expense)	2.9	(0.4)	0.8	(8.9)	(5.6)
Earnings (loss) before income taxes and non-controlling interest	$ 180.8	$ 17.8	$ (39.6)	$ (7.6)	$ 151.4
Total capital employed[2]	$ 1,762.9	$ 450.8	$ 976.2	$ 40.1	$ 3,230.0
Identifiable assets	$ 1,938.9	$ 492.7	$ 1,081.3	$ 120.8	$ 3,633.7
Capital expenditures	$ 147.4	$ 23.6	$ 46.6	$ 6.8	$ 224.4
Sales by geographic area					
Sales to external customers					
USA	$ 1,460.3	$ 169.7	$ 378.8	$ -	$ 2,008.8
Canada	410.2	326.4	73.2	–	809.8
Europe	-	0.1	126.2	-	126.3
Far East	150.3	14.8	247.1	–	412.2
Other	0.1	–	219.5	–	219.6
	$ 2,020.9	$ 511.0	$ 1,044.8	$ –	$ 3,576.7
Property, plant, equipment and timber by geographic area					
Canada					$ 2,127.5
USA					102.6
					$ 2,230.1

(1) **Significant customers:**
During the year ended December 31, 2005, one group of companies purchased $356.4 of lumber from the Company, accounting for 10% of consolidated sales.

(2) **Non-GAAP measures:**
a) EBITDA is defined as operating earnings plus amortization.
b) Capital employed is defined as identifiable assets less current non-interest bearing liabilities at year-end.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004 (Figures are in thousands of Canadian dollars except where indicated)

2004 (figures are in millions of dollars)	Lumber	Panels	Pulp & paper	Corporate & other	Consolidated
Sales at market prices [1]					
To external customers	$ 1,474.9	$ 284.5	$ 640.6	$ –	$ 2,400.0
To other segments	48.5	–	–	–	
	$ 1,523.4	$ 284.5	$ 640.6	$ –	
EBITDA [2]	$ 361.0	$ 74.2	$ 44.9	$ (38.6)	$ 441.5
Amortization	63.2	29.4	59.5	1.8	153.9
Operating earnings (loss)	297.8	44.8	(14.6)	(40.4)	287.6
Interest expense	(8.1)	(1.0)	(4.6)	(2.3)	(16.0)
Exchange gain on long-term debt	–	–	–	26.6	26.6
Other income (expense)	0.6	(0.1)	0.1	(2.0)	(1.4)
Earnings (loss) before income taxes	$ 290.3	$ 43.7	$ (19.1)	$ (18.1)	$ 296.8
Total capital employed [2]	$ 1,595.4	$ 402.1	$ 1,019.9	$ 326.8	$ 3,344.2
Assets before acquisition	$ 842.2	$ 209.1	$ 683.7	$ 130.6	$ 1,865.6
Assets acquired	767.6	255.3	442.6	319.7	1,785.2
Goodwill acquired	230.5	46.1	–	–	276.6
Identifiable assets	$ 1,840.3	$ 510.5	$ 1,126.3	$ 450.3	$ 3,927.4
Capital expenditures	$ 94.9	$ 9.6	$ 32.5	$ 3.1	$ 140.1
Acquisition	$ 897.7	$ 255.4	$ 398.9	$ (428.1)	$ 1,123.9
Sales by geographic area					
Sales to external customers					
USA	$ 1,169.5	$ 102.8	$ 163.3	$ –	$ 1,435.6
Canada	237.9	175.5	83.6	–	497.0
Europe	–	–	62.7	–	62.7
Far East	67.5	6.2	229.5	–	303.2
Other	–	–	101.5	–	101.5
	$ 1,474.9	$ 284.5	$ 640.6	$ –	$ 2,400.0
Property, plant, equipment and timber by geographic area					
Canada					$ 2,228.8
USA					115.7
					$ 2,344.5

(1) **Significant customers:**
During the year ended December 31, 2004, one group of companies purchased $383.1 of lumber from the Company, accounting for 16% of consolidated sales.

(2) **Non-GAAP measures:**
a) EBITDA is defined as operating earnings plus amortization.
b) Capital employed is defined as identifiable assets less current non-interest bearing liabilities at year-end.

22. Contingencies

a) Countervailing and Antidumping Duties

In 2002, the U.S. Department of Commerce ("USDOC") issued its final determination in the countervailing and antidumping investigations, which resulted in a countervailing duty ("CVD") rate of 18.79% and an antidumping duty ("ADD") rate specific to the Company of 2.18%, both to be posted by cash deposits effective from May 22, 2002.

On April 21, 2004, the USDOC issued a response to an earlier North American Free Trade Agreement ("NAFTA") ruling regarding specific challenges made to the ADD rate calculation. The USDOC concluded that West Fraser's ADD rate would be reduced from 2.18% to 1.79% representing de minimus level, with the result that West Fraser would be exempted from the ADD order. In response to a July 11, 2005 USDOC remand determination which did not revoke the antidumping order against the Company, on July 21, 2005, a NAFTA panel affirmed its prior instruction that the anti-dumping order against West Fraser must be revoked.

On September 10, 2004, the U.S. International Trade Commission ("ITC") issued, in response to a NAFTA remand decision, a determination finding that the U.S. lumber industry was not threatened with material injury by reason of lumber imports from Canada. On November 24, 2004, the U.S. government launched an Extraordinary Challenge of the legality of the decision of the NAFTA panel. On August 10, 2005, a NAFTA Extraordinary Challenge Committee unanimously upheld a NAFTA panel ruling that evidence relied upon by the U.S. did not support its finding that Canadian imports threatened to injure the U.S. industry and further confirmed the panel's specific instruction that the U.S. find no threat of injury. This ruling was expected to result in the U.S. withdrawal of the CVD and ADD cases, and the refund of cash deposits with interest. The U.S. has so far refused to comply with the ruling.

Effective December 20, 2004 the Company's CVD and ADD deposit rates were reduced to 17.18% and 0.92%, respectively, as a result of the final determination in the first Administrative Review. These deposits were further reduced due to a ministerial error and recalculated to 16.37% for CVD on February 24, 2005 and to 0.91% for ADD on January 17, 2005.

Effective December 12, 2005, the Company's CVD and ADD deposit rates were reduced to 8.70% and 0.51% respectively, as a result of the final determination in the second Administrative Review.

The Company has recorded an expense for CVD and ADD equal to the amount paid as cash deposits throughout applicable periods. A refund of deposits will be recorded as income when receipt is reasonably certain. As at December 31, 2005, the total amount on deposit from May 22, 2002 related to CVD and ADD was US$333,893 and US$36,487, respectively. This amount does not include the amounts on deposit from Weldwood prior to the acquisition by the Company (see note 3).

The Company and other Canadian forest products companies, the Canadian federal and provincial governments (collectively the "Canadian Interests") categorically deny the U.S. allegations and strongly disagree with the final countervailing and dumping determinations made by the ITC and the USDOC. The Canadian Interests continue to aggressively defend the Canadian industry in this trade dispute. The final amount of CVD and ADD duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time.

b) The Forestry Revitalization Plan ("FRP")

In 2003, the Government of B.C. ("Crown") enacted the FRP that provides for significant changes to Crown forest policy and to the existing allocation of Crown timber tenures to licensees. Licensees, including the Company, will be required to return 20% of their replaceable tenures and related assets such as roads and bridges. The effect of the timber take-back is a reduction of approximately 1,266,000 cubic meters of the Company's existing annual allowable cut on replaceable tenures. Affected licensees are eligible for compensation for both timber rights and certain other asset values. Allocation of the reduction to specific licenses has been completed but compensation has yet to be determined. The effect of the FRP on the Company's financial position and results of operations cannot be determined and will be recorded when the amounts can reasonably be determined.

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: West Fraser Timber Co. Ltd.

Financial Year Ending, used in calculating the participation fee: December 31, 2005

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year	37,871,786	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	45.95	
Market value of class or series	1,740,208,566.70	1,740,208,566.70 (A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)		NIL (A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**		NIL (B)
(Repeat for each class or series of corporate debt or preferred shares)		NIL (B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares)		1,740,208,566.70
Total fee payable in accordance with Appendix A of the Rule		50,000
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)		
Total Fee Payable x Number of months remaining in financial year or elapsed since most recent financial year / 12		N/A
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)		N/A

1101503.1

News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business and Financial Editors/Financial Analysts:
West Fraser Announces Operational Changes At Hinton Pulp

VANCOUVER, March 21 /CNW/ - West Fraser Timber Co. Ltd. today announced it will permanently close the No. 1 pulp machine and wood room at its pulp mill in Hinton, Alberta in the fourth quarter of 2006.

"These closures are expected to improve the position of our pulp business by reducing costs and increasing efficiencies," says Hank Ketcham, Chairman, President & Chief Executive Officer.

As part of Hinton's performance improvement plan, West Fraser will spend approximately $20 million over the next two years to modernize the No. 2 pulp machine to increase its speed and productivity.

"Today's announcement represents decisive action to improve the performance of our kraft pulp business in Hinton," says Gerry Miller, Executive Vice-President, Pulp & Paper.

The operational changes will result in the loss of approximately 100 jobs at Hinton Pulp and reduce by approximately 70,000 tonnes the mill's annual production of Northern Bleached Softwood Kraft (NBSK) pulp.

West Fraser expects the closures of the No. 1 pulp machine and wood room in Hinton to result in an after-tax charge related to asset write-downs and restructuring costs of approximately $25 million in the first quarter of 2006.

Built in 1956, Hinton Pulp underwent an expansion in 1989 and was acquired by West Fraser in December 2004 with the purchase of Weldwood. The mill is currently configured with two pulp lines and employs approximately 470 people. In 2005, Hinton produced 420,000 tonnes of NBSK pulp, which was sold to customers in North America and around the world.

West Fraser is an integrated forest products company that produces lumber, LVL, MDF, plywood, pulp, linerboard, kraft paper and newsprint. The Company has manufacturing operations in British Columbia, Alberta and the southern United States. West Fraser has approximately 6,900 employees and is headquartered in Vancouver, British Columbia.

Forward-Looking Statements

Some information contained in this release is prospective and may be affected by known or unknown risks and uncertainties which are mostly outside the control of West Fraser. The results or events mentioned in such prospective information may differ substantially from actual results or events.

%SEDAR: 00002660E

/For further information: Contacts: Analysts/Investors: Mr. Martti Solin, Executive Vice-President & Chief Financial Officer; Mr. Gerry Miller, Executive Vice-President, Pulp & Paper; Mr. Rodger Hutchinson, Vice-President, Corporate Controller, (604) 895-2700; Media/Community: Mr. Dean Lawrence, General Manager, Hinton Pulp; Mr. Peter Lanosky, HR Manager, Hinton Pulp, (780) 865-8121, www.westfraser.com/

(WFT.)

CO: West Fraser Timber Co. Ltd.

CNW 16:15e 21-MAR-06





February 17, 2006

To the Following Securities Commission(s):

Alberta Securities Commission
Manitoba Securities Commission
Newfoundland Securities Commission
Securities Registry-Northwest Territories
Ontario Securities Commission
Quebec Securities Commission
Justice Services Division-Yukon
B.C. Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Nunavut Securities Commission
P.E.I. Securities Commission
Saskatchewan Securities Commission

To the Following Stock Exchange(s):

TSX Venture Exchange – BC
Toronto Stock Exchange

Dear Sirs:

RE: ANNUAL GENERAL MEETING
WEST FRASER TIMBER CO. LTD.
ISIN # CA 952845 10 5 2

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual General Meeting of Shareholders:

Date of Meeting:	April 26, 2006
Record Date for Notice:	March 17, 2006
Record Date for Voting:	March 17, 2006
Beneficial Ownership Determination Date:	March 17, 2006
Securities Entitled to Notice:	Common
Securities Entitled to Vote:	Common
Special Business:	No

Yours truly,

CIBC MELLON TRUST COMPANY

Gilda Brombal
Client Services

/gb

News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business & Financial Editors/Financial Analysts:
West Fraser Announces Fourth Quarter and Annual Results For 2005

VANCOUVER, Feb. 16 /CNW/ - West Fraser Timber Co. Ltd. today reported fourth quarter earnings of $9 million or $0.20 per share on sales of $832 million compared to earnings of $41 million or $0.94 per share on sales of $552 million in the fourth quarter of 2004.

For the full year, earnings were $108 million or $2.49 per share, on sales of $3,577 million. This compares to earnings of $212 million or $5.36 per share, on sales of $2,400 million for 2004.

EBITDA(1) was $95 million or 11% of sales for the quarter compared to EBITDA of $74 million or 13% of sales in the fourth quarter of 2004. For the full year, EBITDA was $447 million or 12% of sales compared to $442 million or 18% of sales for 2004.

West Fraser's 2005 results include the earnings of the acquired Weldwood operations, which are not reflected in reporting periods before 2005.

Fourth quarter 2005 earnings reflect the following after-tax items:

- A gain of $3 million or $0.07 per share related to share option compensation;
- An expense of $3 million or $0.07 per share for costs related to the previously-announced indefinite shutdown of a 50% owned sawmill in Red Earth, Alberta; and
- A gain of $4 million or $0.09 per share related to the recognition of prior years' scientific research and experimental development tax credits.

Fourth quarter 2004 earnings include the following after-tax items:

- A gain of $3 million or $0.07 per share related to share option compensation; and
- A gain of $23 million or $0.52 per share related to the translation of U.S. dollar denominated debt.

"2005 was a very significant year for West Fraser," said Hank Ketcham, Chairman, President and Chief Executive Officer. "The Company marked its 50 year anniversary and completed the integration of the acquired Weldwood operations. Today we have a much larger and stronger West Fraser with proud employees who share a common vision for success."

Operational Results

The Canadian dollar averaged US $0.85 in the fourth quarter of 2005 compared to US $0.83 in the third quarter of the year and US $0.82 in the fourth quarter of last year. The Company estimates that every U.S. cent increase or decrease relative to the Canadian dollar results in an approximate $19 million(2) change to earnings on an annualized basis.

Fuel cost increases resulted in higher transportation costs during the quarter for both outgoing products and incoming raw materials.

EBITDA in the lumber division for the quarter was $66 million or 14% of sales compared to $52 million or 10% of sales in the preceding quarter and $55 million or 17% of sales in the fourth quarter of 2004. The increase in EBITDA margin compared to the previous quarter was due primarily to reduced duties for part of the quarter and lower conversion costs resulting from increased production efficiencies, which offset the negative impact of the higher Canadian dollar.

Benchmark SPF 2X4 lumber prices averaged US $327 per Mfbm in both the current and previous quarter compared to an average of US $336 per Mfbm in the fourth quarter of 2004.

The ongoing softwood lumber dispute with the United States continued to impact the Company. Lumber duties expensed in the quarter were $29 million (last quarter - $39 million; fourth quarter 2004 - $31 million)(3).

Panel operations generated EBITDA of $13 million or 10% of sales in the

quarter compared to $14 million or 11% of sales in the previous quarter and $15 million or 23% of sales in the comparable quarter of 2004. Plywood results improved due to modest price increases while LVL results were affected by maintenance downtime in the quarter. MDF results reflect lower selling prices in the quarter.

The pulp and paper operations continued to record unsatisfactory results. In the current period, EBITDA of $10 million or 4% of sales for the quarter compared to EBITDA of $8 million or 3% of sales in the last quarter and EBITDA of nil in the same quarter last year. The recognition of the benefit of tax credits added $5 million to EBITDA in the quarter, which was partially offset by lower Canadian dollar product prices at the Kitimat linerboard and kraft paper mill compared to the third quarter.

Integration Activities and Synergies

On acquiring Weldwood, West Fraser projected achieving pre-tax synergies at an annual rate of $80 million by the end of the third year after the transaction closed. As at December 31, 2005, West Fraser has achieved almost $70 million of the targeted synergies on a going forward basis, with the remainder of the target expected to be realized by the end of 2006.

"In only 12 months we have fundamentally completed the integration of Weldwood and achieved significant synergies," said Ketcham. "We remain focused on identifying opportunities to capture additional synergies."

Lumber Trade Dispute

On August 10, 2005, a NAFTA Extraordinary Challenge Committee unanimously upheld a NAFTA panel ruling that evidence relied upon by the U.S. did not support the finding that Canadian imports threatened to injure the U.S. industry. The Committee also confirmed the panel's specific instruction that the U.S. find no threat of injury. This ruling was expected to result in the withdrawal of the countervailing and antidumping cases, and the refund of cash deposits with interest. The U.S. has so far refused to comply with the ruling.

Although the U.S. has asserted that it is not legally obligated to refund the deposits, another NAFTA panel has ruled - in a West Fraser appeal of the antidumping order - that the U.S. has no authority to keep deposits collected pursuant to an invalid order.

Effective December 12, 2005 the Company's CVD and ADD deposit rates were reduced to 8.70% from 16.37% and to 0.51% from 0.91% respectively, as a result of the final determination in the second administrative review.

Dividends Declared

The Board of Directors declared a regular cash dividend of $0.14 per share payable on April 7, 2006 to shareholders of record on March 24, 2006.

Officer Appointed

The Board of Directors has appointed Chris McIver, Vice-President, Lumber Sales, effective January 1, 2006. McIver succeeds Ernie Thony, who retired from West Fraser after 35 years of service.

Forward-Looking Statements

Some information contained in this release is prospective, including the estimated effect of the U.S./Canadian dollar exchange rate and the potential for capturing additional synergies, and may be affected by known or unknown risks and uncertainties which are mostly outside the control of West Fraser. The results or events mentioned in such prospective information may differ substantially from actual results or events.

Conference Call

Investors are invited to listen to the quarterly conference call to be held on February 16 at 3:00 p.m. Pacific Standard Time by dialing 1-888-575-8232 (toll-free North America). The call may also be accessed through West Fraser's web site at www.westfraser.com.

Investor Conference

On February 17, 2005 at 8:00 a.m. Pacific Standard Time, Company

management will make a presentation at the CIBC World Markets Investor Conference. The presentation can be viewed live on Webcast. The following is the production link:

http://events.streamlogics.com/avwtelav/cibcwm/feb16-06/sub/WestFraserTimber/index.asp

West Fraser is an integrated forest products company that produces lumber, LVL, MDF, plywood, pulp, linerboard, kraft paper and newsprint. The Company has manufacturing operations in British Columbia, Alberta and the southern United States. West Fraser has approximately 6,900 employees and is headquartered in Vancouver, British Columbia.

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(1) Throughout this news release reference is made to EBITDA (defined as operating earnings plus amortization of property, plant, equipment and timber), which the Company considers to be a key performance indicator. EBITDA is not a generally accepted earnings measure and should not be considered as an alternative to earnings or cash flows as determined in accordance with Canadian generally accepted accounting principles. As there is no standardized method of calculating EBITDA, the Company's use of the term may not be directly comparable with similarly titled measures used by other companies.
(2) Excludes the exchange impact on translation of U.S. dollar denominated debt and other monetary items and on product prices.
(3) As at December 31, 2005, the total amount on deposit related to duties is US $370 million, not including amounts deposited by Weldwood prior to its acquisition by the Company, refunds of which are for the account of the previous owner.

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CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(in millions of Canadian dollars - unaudited)

	October 1 to December 31		January 1 to December 31	
	2005	2004	2005	2004
Sales	$ 832.0	$ 552.4	$ 3,576.7	$ 2,400.0
Costs and expenses				
Cost of products sold	547.0	346.5	2,321.8	1,359.6
Freight and other distribution costs	140.5	88.2	542.0	346.3
Countervailing and antidumping duties	28.9	30.8	151.4	155.6
Amortization	64.4	46.9	255.4	153.9
Selling, general and administration	25.1	18.1	120.3	71.9
Share option expense (recovery)	(4.6)	(4.7)	(5.7)	25.1
	801.3	525.8	3,385.2	2,112.4
Operating earnings	30.7	26.6	191.5	287.6
Other				
Interest expense - net	(10.1)	(4.7)	(48.4)	(16.0)
Exchange gain on long-term debt	-	22.6	13.9	26.6
Other expense	(4.0)	(3.2)	(5.6)	(1.4)
Earnings before income taxes				

and non-controlling interest	16.6	41.3	151.4	296.8
Income tax expense	(7.9)	(0.7)	(42.3)	(84.8)
Earnings before non-controlling interest	8.7	40.6	109.1	212.0
Non-controlling interest	-	-	$ (1.4)	$ -
Earnings	$ 8.7	$ 40.6	$ 107.7	$ 212.0
Earnings per share (note 9)				
Basic	$ 0.20	$ 1.10	$ 2.52	$ 5.75
Diluted	$ 0.20	$ 0.94	$ 2.49	$ 5.36

RETAINED EARNINGS

Balance - beginning of period	$ 1,266.2	$ 1,149.7	$ 1,185.1	$ 993.8
Earnings	8.7	40.6	107.7	212.0
	1,274.9	1,190.3	1,292.8	1,205.8
Common share dividends	(6.1)	(5.2)	(24.0)	(20.7)
Balance - end of period	$ 1,268.8	$ 1,185.1	$ 1,268.8	$ 1,185.1

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars - unaudited)

	October 1 to December 31		January 1 to December 31	
	2005	2004	2005	2004
Cash Flows From Operating Activities				
Earnings	$ 8.7	$ 40.6	$ 107.7	$ 212.0
Items not affecting cash				
Amortization	64.4	46.9	255.4	153.9
Exchange gain on long-term debt	-	(22.6)	(13.9)	(26.6)
Change in reforestation obligation	3.5	(5.6)	(2.1)	(11.0)
Change in other long-term liabilities	(68.4)	3.2	(67.1)	2.7
Change in deferred charges	10.4	(11.6)	9.1	(15.0)
Future income taxes	7.2	(8.8)	(24.3)	(25.4)
Loss (gain) on asset sales	2.2	(6.2)	(3.2)	(6.5)
Other	1.0	0.2	4.2	2.0
	29.0	36.1	265.8	286.1
Net change in non-cash working capital items	(45.0)	39.8	(236.1)	109.0

	(16.0)	75.9	29.7	395.1
Cash Flows From Financing Activities				
Repayment of long-term debt	(0.3)	-	(249.3)	(13.3)
Proceeds from long-term debt	-	625.8	-	625.8
Net proceeds from bank operating loans	65.1	66.0	99.1	66.0
Common share dividends	(6.1)	(5.2)	(24.0)	(20.7)
Proceeds from subscription receipts issue - net (note 8)	-	(0.2)	-	267.0
Issuance of Common shares (note 8)	0.2	1.1	0.5	1.7
Other	0.2	0.1	0.3	0.3
	59.1	687.6	(173.4)	926.8
Cash Flows From Investing Activities				
Additions to property, plant, equipment & timber	(63.5)	(41.4)	(224.4)	(140.1)
Proceeds from disposal of property, plant, equipment & timber	(0.8)	23.9	22.6	27.7
Acquisition - net of cash acquired (note 3)	-	(1,123.9)	-	(1,123.9)
Change in restricted cash	-	275.0	-	-
Decrease (increase) in other assets	14.1	7.0	14.2	(1.9)
	(50.2)	(859.4)	(187.6)	(1,238.2)
(Decrease) increase in cash	(7.1)	(95.9)	(331.3)	83.7
Net cash - beginning of period	25.4	445.5	349.6	265.9
Net cash - end of period	$ 18.3	$ 349.6	$ 18.3	$ 349.6
Supplemental information:				
Interest paid	$ 18.9	$ 5.9	$ 50.2	$ 23.3
Income taxes paid	$ 0.9	$ 9.4	$ 243.7	$ 35.6

Net cash consists of cash and short-term investments and cheques issued in excess of funds on deposit.

CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars - unaudited)

	As at December 31, 2005	As at December 31, 2004

ASSETS

Current assets		
Cash and short-term investments	$ 62.2	$ 349.6
Accounts receivable	308.5	296.3
Inventories	572.0	541.1
Prepaid expenses	14.1	15.3
Current assets held for sale (note 4)	30.7	-
	987.5	1,202.3
Property, plant, equipment & timber	2,230.1	2,344.5
Deferred charges	27.1	36.3
Goodwill	263.7	276.7
Other assets	61.6	67.6
Long term assets held for sale (note 4)	63.7	-
	$ 3,633.7	$ 3,927.4

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities		
Cheques issued in excess of funds on deposit	$ 43.9	$ -
Operating loans (note 6)	165.1	66.0
Accounts payable and accrued liabilities	333.1	385.6
Income tax payable	4.6	147.3
Current portion of reforestation obligation	52.3	50.4
Current portion of long-term debt	4.5	150.2
Current liabilities held for sale (note 4)	13.6	-
	617.1	799.5
Long-term debt	623.9	735.5
Other liabilities (note 7)	132.9	195.8
Future income taxes	377.7	409.5
Long-term liabilities held for sale (note 4)	16.2	-
Non-controlling interest (note 4)	-	5.6
	1,767.8	2,145.9
Shareholders' equity (note 8)	1,865.9	1,781.5
	$ 3,633.7	$ 3,927.4

Number of Common shares outstanding at February 15, 2005 was 42,759,345

QUARTERLY COMPARISONS
January 1 to December 31
(in millions of Canadian dollars - unaudited)

	2005	2004
Sales		
First	$ 902.4	$ 541.1
Second	952.8	606.5
Third	889.5	700.0
Fourth	832.0	552.4

	$ 3,576.7	$ 2,400.0
Earnings		
First	$ 42.9	$ 26.5
Second	38.0	66.9
Third	18.1	78.0
Fourth	8.7	40.6
	$ 107.7	$ 212.0
Diluted Earnings Per Share (in dollars)		
First	$ 0.99	$ 0.71
Second	$ 0.88	$ 1.79
Third	$ 0.42	$ 1.95
Fourth	$ 0.20	$ 0.94
Annual	$ 2.49	$ 5.36

FOURTH QUARTER SEGMENTED INFORMATION
(in millions of Canadian dollars - unaudited)

	Lumber	Panels	Pulp & paper	Corporate & other	Consolidated
October 1, 2005 to December 31, 2005					
Sales					
To external customers	$ 443.1	$ 120.0	$ 268.9	$ -	$ 832.0
To other segments	21.7	2.2	-	-	
	$ 464.8	$ 122.2	$ 268.9	$ -	
EBITDA(1)	$ 65.7	$ 12.8	$ 10.3	$ 6.3	$ 95.1
Amortization	30.7	11.0	21.8	0.9	64.4
Operating earnings (loss)	35.0	1.8	(11.5)	5.4	30.7
Interest expense	(4.1)	0.3	(2.5)	(3.8)	(10.1)
Exchange gain on long-term debt	-	-	-	-	-
Other income (expense)	(3.5)	(0.1)	0.4	(0.8)	(4.0)
Earnings (loss) before income taxes & non-controlling interest	$ 27.4	$ 2.0	$ (13.6)	$ 0.8	$ 16.6

October 1, 2004 to

December 31, 2004

Sales					
To external customers	$ 325.7	$ 65.6	$ 161.1	$ -	$ 552.4
To other segments	9.3	-	-	-	
	$ 335.0	$ 65.6	$ 161.1	$ -	
EBITDA(1)	$ 55.4	$ 15.4	$ 0.3	$ 2.4	$ 73.5
Amortization	17.9	12.1	16.3	0.6	46.9
Operating earnings (loss)	37.5	3.3	(16.0)	1.8	26.6
Interest expense	(1.5)	(0.1)	(0.9)	(2.2)	(4.7)
Exchange gain on long-term debt	-	-	-	22.6	22.6
Other income (expense)	(0.3)	(0.1)	0.9	(3.7)	(3.2)
Earnings (loss) before income taxes & non-controlling interest	$ 35.7	$ 3.1	$ (16.0)	$ 18.5	$ 41.3

(1) Non GAAP measure:
EBITDA is defined as operating earnings plus amortization.

TWELVE MONTH SEGMENTED INFORMATION
(in millions of Canadian dollars - unaudited)

	Lumber	Panels	Pulp & paper	Corporate & other	Consolidated
January 1, 2005 to December 31, 2005					
Sales					
To external customers	$2,020.9	$ 511.0	$1,044.8	$ -	$3,576.7
To other segments	86.0	5.0	-	-	
	$2,106.9	$ 516.0	$1,044.8	$ -	
EBITDA(1)	$ 327.8	$ 65.4	$ 62.2	$ (8.5)	$ 446.9
Amortization	121.9	38.1	92.5	2.9	255.4

Operating earnings (loss)	205.9	27.3	(30.3)	(11.4)	191.5
Interest expense	(28.0)	(9.1)	(10.1)	(1.2)	(48.4)
Exchange gain on long-term debt	-	-	-	13.9	13.9
Other income (expense)	2.9	(0.4)	0.8	(8.9)	(5.6)
Earnings (loss) before income taxes & non-controlling interest	$ 180.8	$ 17.8	$ (39.6)	$ (7.6)	$ 151.4
January 1, 2004 to December 31, 2004					
Sales					
To external customers	$1,474.9	$ 284.5	$ 640.6	$ -	$2,400.0
To other segments	48.5	-	-	-	
	$1,523.4	$ 284.5	$ 640.6	$ -	
EBITDA(1)	$ 361.0	$ 74.2	$ 44.9	$ (38.6)	$ 441.5
Amortization	63.2	29.4	59.5	1.8	153.9
Operating earnings (loss)	297.8	44.8	(14.6)	(40.4)	287.6
Interest expense	(8.1)	(1.0)	(4.6)	(2.3)	(16.0)
Exchange gain on long-term debt	-	-	-	26.6	26.6
Other income (expense)	0.6	(0.1)	0.1	(2.0)	(1.4)
Earnings (loss) before income taxes & non-controlling interest	$ 290.3	$ 43.7	$ (19.1)	$ (18.1)	$ 296.8

(1) Non GAAP measure:
EBITDA is defined as operating earnings plus amortization.

FOURTH QUARTER OPERATING HIGHLIGHTS

	October 1 to December 31		January 1 to December 31	
	2005	2004	2005	2004

Lumber				
Production (Mfbm)	1,011,107	663,841	4,212,267	2,771,630
Shipments (Mfbm)	1,004,135	742,308	4,189,626	2,733,627
Panels				
MDF				
Production (Msf - 3/4")	74,616	73,957	294,327	285,432
Shipments (Msf - 3/4")	74,246	72,186	289,845	288,272
Plywood				
Production (Msf - 3/8")	175,510	57,774	721,130	249,188
Shipments (Msf - 3/8")	161,876	55,772	713,014	256,021
LVL				
Production (cf)	737,093	-	3,178,813	-
Shipments (cf)	733,235	-	3,133,609	-
Pulp & Paper (tonnes)				
Linerboard and Kraft paper				
Production	113,399	117,268	449,176	445,871
Shipments	119,941	117,203	457,907	444,553
NBSK				
Production	153,437	-	580,894	-
Shipments	149,412	-	570,306	-
BCTMP				
Production	135,177	130,129	550,772	521,707
Shipments	164,915	138,870	549,861	494,519
Newsprint				
Production	29,254	32,450	129,840	134,731
Shipments	29,098	32,590	128,510	133,843

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(figures are in millions of dollars except where indicated - unaudited)

1. BASIS OF PRESENTATION

These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in the Company's annual report for the year ended December 31, 2004.

These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2004 consolidated annual financial statements except as described in note 2.

2. CHANGE IN ACCOUNTING POLICIES

Effective January 1, 2005, the Company adopted the new accounting guidelines for consolidation of variable interest entities ("VIE") per CICA accounting Guideline 15. This guideline requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interest. Accordingly, the Company began consolidating one of its joint-venture interests

that was previously proportionately consolidated. The effect on assets was an increase of $7.0 and the effect on liabilities was an increase of $5.4. There was no impact on earnings or equity from applying this VIE guideline. The change in accounting policy was applied prospectively with no restatement of prior periods in accordance with the transitional provisions of the standard.

3. ACQUISITION

On December 31, 2004, the Company acquired the only issued share of Weldwood of Canada Limited ("Weldwood"), an integrated forest products company, for net cash consideration of $1,123.8. The terms of the transaction also provide that the seller is entitled to the net after-tax value of any refunds of softwood lumber duties paid by Weldwood before December 31, 2004 and to further cash consideration, not to exceed $50.0 in aggregate, if the average market price of NBSK pulp per tonne exceeds the greater of US$710 dollars and Cdn $950 dollars during any quarter ending on or before June 30, 2007. To date, the average pulp price has been below the levels that would trigger additional consideration. Weldwood was amalgamated with West Fraser Mills Ltd., the Company's principal operating subsidiary, effective January 1, 2005.

The acquisition has been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase. The finalized allocation of the purchase cost for the acquisition is as follows:

	Final December 31, 2005	Preliminary December 31, 2004
Net assets acquired	$ 1,430.3	$ 1,430.4
Less: Cash acquired	(306.5)	(306.5)
Net non-cash assets acquired	$ 1,123.8	$ 1,123.9
Allocation:		
Current assets	$ 347.5	$ 344.8
Current liabilities	(210.5)	(219.8)
Property, plant and equipment	692.7	698.1
Timber	432.3	432.3
Goodwill	263.7	276.7
Other assets - net	17.8	3.3
Reforestation obligation	(53.3)	(50.5)
Asset retirement obligation	(3.8)	(1.6)
Timber damage deposits	(1.4)	-
Employee future benefits	(111.6)	(108.6)
Future income taxes	(244.0)	(245.2)
Non-controlling interest	(5.6)	(5.6)
Net cash consideration	$ 1,123.8	$ 1,123.9

The allocation above includes costs related to the acquisition of $6.8 and estimated severance and other costs associated with the integration of Weldwood of $13.4, a reduction from the original estimate, as the Company finalized its integration plan. For the year ended December 31, 2005, $5.3 was paid related to the estimated severance and other restructuring costs ($1.7 for the three months

ended December 31, 2005).

The Company entered into a consent agreement (the "Consent Agreement") on December 7, 2004 with the Canadian Commissioner of Competition which requires the Company, among other things, to divest an approximate 90% interest in two sawmills and their related timber harvesting rights. The former Weldwood assets and liabilities related to these operations are included in the allocation above, and are classified as held for sale at December 31, 2005.

4. ASSETS HELD FOR SALE

The Company has commenced activities to sell its approximate 90% interest in two sawmills and their related timber harvesting rights pursuant to the Consent Agreement. The non-controlling interest of $7.1 that relates to these operations is included in long-term liabilities held for sale.

In addition, the Company is selling a harvesting and road maintenance business and related equipment located in Alberta.

The sales of these operations are expected to occur in 2006. The results of operations from these assets held for sale are included in the consolidated statement of earnings. Effective January 1, 2006, amortization will not be charged on the assets held for sale.

5. IMPAIRMENT OF LONG-LIVED ASSETS

During the year, the Company expensed $7.7 related to the shut-down of a 50% owned sawmill ($2.5 for the three months ended December 31, 2005). Of this amount, $5.2 was charged to amortization expense and $2.5 of other closure costs was charged to administration expense.

6. BANK INDEBTEDNESS

The Company has approximately $530.0 in revolving lines of credit available, $165.1 of which was drawn as at December 31, 2005. The Company has also issued $14.4 under various letters of credit. All lines of credit are unsecured except for a $5.0 joint-venture line of credit, and bear interest at floating rates based on prime, US base, bankers acceptances or LIBOR at the Company's option.

7. OTHER LIABILITIES

	December 31, 2005	December 31, 2004
Post-retirement obligations	$ 44.2	$ 111.2
Timber damage deposits	10.9	7.4
Reforestation obligation - long term	68.2	70.6
Other asset retirement obligations	9.6	6.6
	$ 132.9	$ 195.8

8. SHAREHOLDERS' EQUITY

	December 31, 2005 Number of Shares Issued	December 31, 2005 Amount	December 31, 2004 Number of Shares Issued	December 31, 2004 Amount
Common	37,871,786	$ 597.0	37,359,544	$ 596.5

Class B common	4,885,206	0.5	5,385,206	0.5
Total Common	42,756,992	597.5	42,744,750	597.0
Retained Earnings		1,268.8		1,185.1
Share Purchase Loans		(0.4)		(0.6)
Shareholders' Equity		$ 1,865.9		$ 1,781.5

Share capital transactions during 2005

For the three months ended December 31, 2005, the Company issued 5,420 Common shares for cash of $0.2 and for the twelve months ended December 31, 2005 the Company issued 12,242 common shares for cash of $0.5.

Share capital transactions during 2004

The Company issued 5,852,000 share subscription receipts at $47 dollars per receipt on August 12, 2004 pursuant to a short form prospectus. The share subscription receipts were converted on a one-for-one basis to Common shares of the Company on December 31, 2004 and proceeds of $267.0 (net of $8.0 of issuance costs) were credited to Common share capital. In addition, the Company issued 36,036 Common shares for $1.7 during the year (three months ended December 31, 2004 - issued 20,250 Common shares for cash of $1.1).

9. EARNINGS PER SHARE

Basic earnings per share is calculated based on earnings available to Common shareholders, as set out below, using the weighted average number of Common shares outstanding. Diluted earnings per share assume the exercise of share options using the treasury stock method and the conversion on the issuance date of subscription receipts to Common shares. The diluted earnings per share calculation reflects the weighted average number of subscription receipts outstanding during 2004.

	October 1 to December 31		January 1 to December 31	
	2005	2004	2005	2004
Earnings available to shareholders	$ 8.7	$ 40.6	$ 107.7	$ 212.0
Weighted average number of shares (thousands)				
Weighted average shares - basic	42,731	36,867	42,731	36,848
Share options - treasury stock method	478	616	556	600
Subscription receipts	-	5,852	-	2,079
Weighted average shares - diluted	43,209	43,335	43,287	39,527
Earnings per share (dollars)				
Basic	$ 0.20	$ 1.10	$ 2.52	$ 5.75
Diluted	$ 0.20	$ 0.94	$ 2.49	$ 5.36

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10. EMPLOYEE FUTURE BENEFITS

The total benefit cost of the Company's defined benefit pension plans was $4.0 for the quarter ($26.6 for the twelve months ended December 31, 2005).

11. CONTINGENCIES

a) Countervailing and Antidumping Duties

In 2002, the U.S. Department of Commerce ("USDOC") issued its final determination in the countervailing and antidumping investigations, which resulted in a countervailing duty ("CVD") rate of 18.79% and an antidumping duty ("ADD") rate specific to the Company of 2.18%, both to be posted by cash deposits effective from May 22, 2002.

On April 21, 2004, the USDOC issued a response to an earlier North American Free Trade Agreement ("NAFTA") ruling regarding specific challenges made to the ADD rate calculation. The USDOC concluded that West Fraser's ADD rate would be reduced from 2.18% to 1.79% representing de minimus level, with the result that West Fraser would be exempted from the ADD order. In response to a July 11, 2005 USDOC remand determination which did not revoke the antidumping order against the Company, on July 21, 2005, a NAFTA panel affirmed its prior instruction that the anti-dumping order against West Fraser must be revoked.

On September 10, 2004, the U.S. International Trade Commission ("ITC") issued, in response to a NAFTA remand decision, a determination finding that the U.S. lumber industry was not threatened with material injury by reason of lumber imports from Canada. On November 24, 2004, the U.S. government launched an Extraordinary Challenge of the legality of the decision of the NAFTA panel. On August 10, 2005, a NAFTA Extraordinary Challenge Committee unanimously upheld a NAFTA panel ruling that evidence relied upon by the U.S. did not support its finding that Canadian imports threatened to injure the U.S. industry and further confirmed the panel's specific instruction that the U.S. find no threat of injury. This ruling was expected to result in the U.S. withdrawal of the CVD and ADD cases, and the refund of cash deposits with interest. The U.S. has so far refused to comply with the ruling.

Effective December 20, 2004 the Company's CVD and ADD deposit rates were reduced to 17.18% and 0.92%, respectively, as a result of the final determination in the first Administrative Review. These deposits were further reduced due to a ministerial error and recalculated to 16.37% for CVD on February 24, 2005 and to 0.91% for ADD on January 17, 2005.

Effective December 12, 2005, the Company's CVD and ADD deposit rates were reduced to 8.70% and 0.51% respectively, as a result of the final determination in the second Administrative Review.

The Company has recorded an expense for CVD and ADD equal to the amount paid as cash deposits throughout applicable periods. A refund of deposits will be recorded as income when receipt is reasonably certain. As at December 31, 2005, the total amount on deposit from May 22, 2002 related to CVD and ADD was US$333.9 and US$36.5, respectively. This amount does not include the amounts on deposit from Weldwood prior to the acquisition by the Company (see note 3).

The Company and other Canadian forest products companies, the

Canadian federal and provincial governments (collectively the "Canadian Interests") categorically deny the U.S. allegations and strongly disagree with the final countervailing and dumping determinations made by the ITC and the USDOC. The Canadian Interests continue to aggressively defend the Canadian industry in this trade dispute. The final amount of CVD and ADD duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time.

b) The Forestry Revitalization Plan ("FRP")

In 2003, the Government of B.C. ("Crown") enacted the FRP that provides for significant changes to Crown forest policy and to the existing allocation of Crown timber tenures to licensees. Licensees, including the Company, will be required to return 20% of their replaceable tenures and related assets such as roads and bridges. The effect of the timber take-back is a reduction of approximately 1,266,000 cubic meters of the Company's existing allowable annual cut on replaceable tenures. Affected licensees are eligible for compensation for both timber rights and certain other asset values. Allocation of the reduction to specific licenses has been completed but compensation has yet to be determined. The effect of the FRP on the Company's financial position and results of operations cannot be determined and will be recorded when the amounts can reasonably be determined.

For the use of CANADA NEWS WIRE SERVICE only

West Fraser shares trade on the Toronto Stock Exchange under the symbol: "WFT".

>>
%SEDAR: 00002660E

/For further information: Mr. Martti Solin, Executive Vice-President, Finance and Chief Financial Officer, Mr. Rodger Hutchinson, Vice-President, Corporate Controller, (604) 895-2700, www.westfraser.com/
(WFT.)

CO: West Fraser Timber Co. Ltd.

CNW 16:01e 16-FEB-06

END